Form 20-F
period 2007-12-31
HARD CREEK NICKEL CORP
filed 2008-07-01
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from ____________ to ____________

Commission file number 000-52326

HARD CREEK NICKEL CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

1060 – 1090 West Georgia Street Vancouver, British Columbia V6E 3V7 Canada
(Address of principal executive offices)

Copy of communications to:
Bernard Pinsky, Esq.
Clark Wilson LLP
Barristers and Solicitors
Suite 800 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H1
Telephone: 604-687-5700 Facsimile: 604-687-6314

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of Class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

There were 60,370,592 Common Shares without par value issued and outstanding as at June 20, 2008.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the
Securities Act. YES [   ]   NO [X]

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file
reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. [   ] YES   [X] NO

Note – Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or
15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.
[   ] YES   [X] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-
accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the
Exchange Act. (Check one):
Large accelerated filer [   ]      Accelerated filer      [   ]      Non-accelerated filer [X]

Indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17    [X] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in
Rule 12b-2 of the Exchange Act). [   ] YES   [X] NO

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this registration statement constitutes forward-looking statements. When used in this registration statement, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled “Risk Factors” on page 8. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this registration statement speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this prospectus, the terms “we”, “us”, “our” and “Hard Creek” mean Hard Creek Nickel Corporation, unless otherwise indicated.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. A “tonne” is one metric ton or 2204.6 pounds. All such financial statements have been prepared in accordance with United States generally accepted accounting principles.

The financial statements of Hard Creek for the years ended December 31, 2005, 2006 and 2007 have been reported on by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

Item 1          Identity of Directors, Senior Management and Advisers

A.        Directors and Senior Management

The Directors and the senior management of our company as of June 20, 2008 are as follows:

Name	Business Address	Function
Mark Jarvis	1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Canada	As President, Chief Executive Officer and director, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.
George Sookochoff	1305 – 1323 Homer Street Vancouver, BC V6B 5T1 Canada	As a non-executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner	84 Fairview Drive Williams Lake, BC V2G 3T1 Canada	As a non-executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis	2838 Carnation Street North Vancouver, BC V7H 1L8 Canada	As a non-executive director, Mr. Davis is responsible for the corporate governance of our company.
Brian Fiddler	408 Shiles Street New Westminster, BC V3L 3K4 Canada	As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.
Tony Hitchins	1060-1090 West Georgia Street Vancouver, BC V6E 3V7 Canada

As Chief Operating Officer, Mr. Hitchins is responsible for the project management, field management and logging core, supervision of exploration on the Turnagain Nickel Project, hiring field staff and maintaining claims in good standing.

Neil Froc	42621 Canyon Road Lindell Beach, BC V2R 5B8 Canada	As Executive Vice President, Mr. Froc is responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.
Leslie Young	1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Canada	As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

B.        Advisers

Our legal advisers are Clark Wilson LLP, Barristers & Solicitors, with a business address at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1.

C.        Auditors

Our auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants (“DMCL LLP”) with a business address at Suite 1500– 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. DMCL LLP is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia. DMCL is also registered with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board (United States).

Item 2          Offer Statistics and Expected Timetable

Not Applicable.

Item 3          Key Information

A.        Selected Financial Data

The following table summarizes selected financial data for our company for the years ended December 31, 2007, 2006, 2005, 2004 and 2003 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars)

Fiscal Years Ended December 31

US GAAP	2007 Audited	2006 Audited	2005 Audited	2004 Audited	2003 Unaudited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$9,522,698	$5,383,528	$3,332,394	$4,648,724	$3,215,856
Net Loss from Operations (January 17, 1983 (inception to December 31, 2007)	$34,807,285	$25,284,587	$19,901,059	$16,568,665	$11,919,941
Depreciation	$14,528	$7,493	$6,780	$6,076	$2,511
General and Administrative Expenses	$1,654,437	$1,049,305	$570,745	$1,104,084	$462,604
Mineral Property Exploration Costs	$7,182,030	$5,509,087	$2,679,212	$2,987,287	$2,069,772
Other Income	$440,586	$1,660,137	$237,508	$249,376	$63,228
Basic and Diluted Net Loss per Share	$0.17	$0.13	$0.11	$0.20	$0.28
Assets	$11,767,456	$2,220,698	$1,697,951	$1,303,553	$498,557

Current Assets	$11,529,201	$1,834,442	$846,465	$607,583	$282,752
Capital Stock	$40,847,875	$23,800,546	$18,632,327	$15,059,286	$10,363,422
Common Stock (adjusted to reflect changes in capital)	60,220,592 common shares	49,322,614	37,675,494	28,310,394	17,390,189
Basic and Diluted Net Loss per Common Share	$0.17	$0.13	$0.11	$0.20	$0.28
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

B.        Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 20, 2008, we had 60,370,592 Common Shares and no Class A Preference Shares issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and capitalization as of December 31, 2007. You should read this table in conjunction with the audited and unaudited financial statements and accompanying notes included in this registration statement.

As at December 31, 2007
(Stated in Canadian Dollars)

Liabilities
Current, unsecured and unguaranteed	$742,316
Current, secured and guaranteed	-
$742,316

Shareholders’ Equity
Common stock	$40,847,875
Additional paid-in capital	4,984,550
Deficit	(34,807,285)
$11,025,140

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

This Registration Statement contains forward-looking statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Registration Statement. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this prospectus in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

Risks Associated with Mining

Our company and all of our properties are in the exploration stage. We have no revenues from operations and limited ongoing mining operations. It is unlikely that any of our properties contain any mineral resources in commercially exploitable quantities. The chances of us ever reaching the development stage are extremely remote. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our company.

Despite exploration work on our mineral properties, we have not established that any of them contain any commercially exploitable mineral reserves. It is unlikely that we will ever find commercially exploitable mineral reserves. We have no revenues from operations and limited ongoing mining operations. The probability of any of our properties or any individual prospect ever having a commercially exploitable mineral reserve is extremely remote; in all probability our mineral resource properties do not contain any reserves and any funds that we spend on exploration will probably be lost. The chances of us ever reaching the development stage are remote. The search for valuable minerals as a business is extremely risky. It is not likely that additional exploration on our properties will establish that commercially exploitable reserves of minerals exist on our mineral properties. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable.

If we are unable to establish the presence of commercially exploitable reserves of minerals on our property, our ability to fund future exploration activities will be impeded, we will not be able to operate profitably and investors may lose all of their investment in our company.

We face intense competition in the mineral exploration and exploitation industry and we compete with our competitors for financing, for new mineral resource properties and for qualified managerial and technical employees. If we are unable to obtain the financing, new mineral properties or qualified personnel that we require, then we will likely have to cease operations and investors will lose all of their investment in our company.

Our competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may have to compete for financing and we may be unable to acquire financing on terms we consider acceptable. Our competition could adversely affect our ability to acquire suitable prospects for exploration in the future. We may also have to compete with the other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing, mineral properties or qualified employees, we will likely have to cease operations. If we are unable to successfully compete for the acquisition of suitable prospects or interest for exploration in the future, we will not acquire any interest in additional mineral resource properties and have no further chance of discovering minerals. The occurrence of any of these things would likely cause us to cease operations as a company and investors would lose their entire investment in our company.

Because of the inherent dangers involved in mineral exploration and exploitation, there is a risk that we may incur liability or damages as we conduct our business. If we are liable to pay for any damages resulting from the conduct of our business, our financial position could be adversely affected and we may have to slow down or cease operations and investors could lose their investment in our company.

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure or against which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position. If so, we may have to slow down or cease operations and investors could lose their investment in our company.

Mineral operations are subject to government regulations which could have the effect of preventing us from exploiting any possible mineral reserves on our properties. If this occurs, we may have to cease operations and investors could lose their investment in our company.

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on our company’s prospects. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of our company, the extent of which cannot be reasonably predicted. If we violate any applicable law or regulation, we could be forced to stop work and we could be fined. If we are forced to suspend our activities or if we are required to pay a large fine for a violation of these applicable laws and regulations, our business could be adversely affected and investors could lose their investment in our company.

Our operations are subject to environmental regulations, which require us to obtain permits and pay bonds and may result in the imposition of fines and penalties. If we are unable to obtain the permits or pay the bonds that we require in the future, we will have to cease the exploration activity in question. Ceasing such exploration activities could reduce our chances of ever discovering mineral resources on our properties. Environmental fines or liability could cause expenses for us, reducing the funds we have for our exploration program and potentially causing us to cease operations. If this happens, investors may lose their entire investment in our company.

Our operations are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is evolving in a manner which means stricter standards, and enforcement; fines and penalties for non-compliance may become more stringent. Environmental assessments of proposed projects carry a heightened degree of responsibility for companies and directors, officers and employees. Prior to conducting exploration involving surface disturbance in British Columbia, we are required to obtain a Work Permit from the Ministry of Energy, Mines and Petroleum Resources. Where significant surface disturbance through road building and drill site preparation is planned, the Ministry requires a Reclamation Bond to cover the estimated reclamation costs if we fail to complete the reclamation. The cost of compliance with governmental regulations, permits and bond requirements has the potential to reduce the profitability of operations by curtailing our exploration activities.

We are not aware of any existing environmental liability associated with any of our exploration properties but if such liability should arise, we may have to pay a lot of money to fix it or pay compensation, which would reduce the amount of money we have to spend on exploration and could possibly cause us to go out of business. Our potential exposure to liability for environmental damage is very high and we have no reserves established to pay for such liability. If we are found to be liable for a large amount of environmental damage, we will likely have to cease operations. If that happens, investors would likely lose all of their investment in our company.

Please see the section entitled “Governmental Regulations” on page 18 for more information.

Risks Related To Our Company

We have a limited operating history and have not generated any operating revenues since our incorporation. This raises substantial doubt about our ability to continue as a going concern and does not provide a meaningful basis for an evaluation of our prospects. If we are unable to generate revenue from our business, we may be forced to delay, scale back, or cease our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and there is a substantial risk our business would fail, causing investors to lose all of their investment in our company.

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $9,707,914 and cash equivalents of $1,725,421 as of December 31, 2007. We estimate our average monthly operating expenses to be approximately $119,000 to $130,000 each month. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2008, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we have sufficient funds for the 12 month period ending December 31, 2008, but we will need to raise further capital very soon thereafter in the approximate amount of $20,000,000 to $30,000,000. We do not currently have any arrangements for financing and we may not be able to find such financing if required. We cannot be sure that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing would likely result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties, our company would never increase in value and investors would never see a return on their investment.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them , which may discourage suits against directors or officers for breaches of fiduciary duties even though such suits, if successful, could benefit our company and our shareholders.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by our company which shall happen in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

Risks Relating to our Securities

Trading in our common shares on the TSX Venture Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the TSX Venture Exchange under the symbol ‘HNC’. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

In the past, following periods of volatility in the market price of a company’s securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management’s attention and resources.

Investors will suffer dilution in their net book value per share if we issue additional shares, raise funds through the sale of equity securities or issue employee/director or consultant options.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. As at June 20, 2008, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 7,899,802 of our common shares which, if exercised, would represent approximately 12 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

We do not expect to declare or pay any dividends, so investors will realize a return on their investment only if the price of shares of our stock goes up. There are no guarantees that will ever happen and investors may lose their entire investment in our company.

We have not declared or paid any dividends on our Common Shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Therefore, investors will only realize a return on their investment if the price of our stock goes up. There are no guarantees that that will ever happen and investors may never realize a return on their investment in our company.

All of our directors, officers and control persons live outside of the U.S. U.S. investors may not be able to enforce their civil liabilities against us, our directors officers or control persons. Therefore, investors may be discouraged from bringing suits or may be unsuccessful even if they do try. Suits against directors or officers for breaches of fiduciary duties may be discouraged, even though such suits, if successful, could benefit our company and our shareholders.

It may be difficult to bring and enforce suits against us or our directors, officers and control persons. We were incorporated under the Company Act (British Columbia) and transitioned under the Business Corporations Act (British Columbia) in June of 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, it is a risk that Canadian courts may not enforce the judgments of U.S. courts or enforce, in an original action, liabilities predicated on the U.S. federal laws directly. Therefore, investors may be discouraged from bringing suits or may be unsuccessful even if they do try.

Some of our directors and officers are employed elsewhere and their time and efforts will not be devoted to our company full-time.

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 20 hours per week, which is approximately 50% of his working hours, to the management of our company. George Sookochoff, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company.

Trading of our stock may be restricted by the SEC's penny stock regulations, which may limit a shareholder's ability to buy and sell our stock.

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on brokers or dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker or dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker or dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of brokers or dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock. This may limit your ability to buy and sell our stock and cause the price of the shares to decline

NASD sales practice requirements may also limit a shareholder's ability to buy and sell our stock.

In addition to the "penny stock" rules described above, the National Association of Securities Dealers (NASD) has adopted rules that require that in recommending an investment to a customer, a broker or dealer must have reasonable grounds for believing that the investment is suitable for that customer. Prior to recommending speculative low priced securities to their non-institutional customers, brokers or dealers must make reasonable efforts to obtain information about the customer's financial status, tax status, investment objectives and other information. Under interpretations of these rules, the NASD believes that there is a high probability that speculative low priced securities will not be suitable for at least some customers. The NASD requirements make it more difficult for brokers or dealers to recommend that their customers buy our common stock, which may prevent you from reselling your shares and may cause the price of the shares to decline.

U.S. investors could suffer adverse tax consequences if we are characterized as a passive foreign investment company.

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled “Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies” contained in this Registration Statement for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

If we are or become a PFIC, our U.S. shareholders may be subject to the following adverse tax consequences:

  they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;
  they will be required to pay interest on taxes allocable to prior periods; and
  the tax basis of our capital shares will not be increased to fair market value at the date of their date.

Item 4          Information on our Company

A.        History and Development of our Company

We were originally incorporated in British Columbia Canada under the Company Act (British Columbia) on January 17, 1983, under the name “Bren-Mar Resources Limited”, with an authorized capital of 50,000,000 Common Shares without par value. On March 15, 2000, we changed our name to “Bren-Mar Minerals Ltd.” to reflect our change in business to strictly exploration mining and consolidated our then issued and outstanding common shares on the basis of 1 post-consolidation common share for 5 pre-consolidation common shares, and we increased our post-consolidation authorized capital to 50,000,000 common shares. There were no changes in our directors or management. On November 22, 2000, we changed our name to “Canadian Metals Exploration Ltd.” to reflect the Company’s focus on mineral exploration in Canada, there were no changes in directors or management.

The Business Corporations Act (British Columbia) came into force on March 29, 2004, repealing the Company Act (British Columbia.) Our company now operates under the Business Corporations Act (British Columbia). On June 25, 2004, we changed our name to “Hard Creek Nickel Corporation” to reflect the primary type of mineral exploration the Company is engaged in, altered our authorized capital to comprise an unlimited number of common shares and an unlimited number of Class A preferred shares, and adopted our current Articles of Incorporation, which are attached as an exhibit to this form. The previous directors and management were replaced by Mark Jarvis as President and Director , Brian Fiddler as CFO, Leslie Young as Corporate Secretary, George Sookochoff as Director, Tom Milner as Director and Lyle Davis as Director.

We have our head office and principal place of business at Suite 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 Canada (Telephone: 604.681.2300) . We do not have an agent in the United States.

Our common shares are listed on the TSX Venture Exchange under the symbol “HNC”.

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of CAN$1,000,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty on possible future production. We have the right to pay out the net smelter royalty for CAN$1,000,000 for each 1% of the royalty. So, to pay out all 4% of the royalty, we would be required to pay CAN$4,000,000.

On April 25, 2001, we entered into an agreement with Northwest Petroleum Inc. of Bakersfield, California to acquire rights to two separate oil and gas projects located in the state of California, consisting of the Buttonwillow Oil and Gas Leases in Kern County, California and the Moffat Ranch Gas Field in Madera County, California. We subsequently determined in March of 2002 that the Buttonwillow oil and gas leases and the Moffat Ranch Gas Field gas project were not feasible. Accordingly, the agreement with Northwest Petroleum Inc. was terminated on March 21, 2002 and our investment of $143,717 was written off.

On November 28, 2002, we entered into an agreement with John Schussler and Ernie Hatzl to acquire an additional 34 mineral claims, adjacent to the Turnagain Property, Laird Mining Division, British Columbia, in exchange for an aggregate total of 100,000 common shares.

Between November, 2003 and March, 2005 we staked additional claims, enlarging the Turnagain property from 3,700 hectares to approximately 27,500 hectares. With claim conversions in April 2005 and November 2007 the Turnagain property now covers 30,300 hectares.

In April, 2004, we staked three claim blocks in northern British Columbia. The staked properties vary in size from 1,500 to 5,500 hectares and total 9,000 hectares and are located in northern British Columbia, between 20km west and 100km northwest of the Turnagain property. These three claim blocks are known as the Green, Serp and Cot properties. After preliminary site investigations it was decided that both the Serp and Cot claims did not warrant further work and subsequently these claims were allowed to lapse. The Green claims were downsized on April 4, 2007 to 457 hectares and are still being held by the company. No work is anticipated on these claims in 2008.

In January and February, 2005 we acquired, by staking, four additional claim blocks in central and northern British Columbia for a total area of approximately 27,140 hectares. Some reconnaissance prospecting was completed on the claims with no further work warranted. All of the claims were allowed to lapse and are no longer owned by the company.

In September, 2005 we acquired by staking on-line, one additional claim block of approximately 1,906 hectares located approximately 50km north of the Turnagain property. Some reconnaissance prospecting was completed on the claim with no further work warranted. The claim was allowed to lapse and is no longer owned by the company.

In March, 2006 we acquired by staking on-line, one additional claim block which is known as the Lunar property. It consists of approximately 4,489 hectares and is located approximately 130km southeast of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2006 with the claim coverage down sized to 2,409 hectares. Additional field work on the property is planned for 2008.

In May, 2006 we acquired by staking on-line, two additional claim blocks which are known as the Lime 1 and Lime 2 properties. They consist of approximately 1,133 hectares and are located approximately 15km and 35km west of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2006 with follow up work to be completed in 2008.

In July, 2006 we acquired by staking on-line, one additional claim block which is known as the Conuma property. It consists of approximately 18,050 hectares and is located on the west side of Vancouver Island approximately 130km west of Campbell River, B.C. Some reconnaissance prospecting was completed in late 2006. The claims were allowed to lapse and were restaked on October 16, 2007 covering a smaller area of 5,827 hectares. Additional work is also planned for the 2008 field season.

On October 11, 2006 we acquired by legal action, one additional claim block which is known as the Bobner property. It consists of approximately 150 hectares and is located approximately 8km west of the Turnagain property. No work has been completed on the property to date but is scheduled for the summer of 2008.

On April 16, 2007 we acquired by staking on-line, one additional claim block which is known as the Nootka property. It consists of approximately 1,971hectares and is located on the west side of Vancouver Island approximately 45km southwest of Gold River, B.C. Field review of this property is planned for the summer of 2008.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying downhole geophysical surveying, baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2007, we have drilled 258 core holes for a total depth of 72,262m (237,080 feet). Approximate total exploration expenditure during this period was CAN$21,900,000.

As of December 31, 2007, we had approximately $11,433,000 in cash or cash equivalents on hand, which is sufficient to cover our operating costs for at least 50 months based on an estimated $130,000 per month plus our anticipated 2008 exploration program of approximately $5,000,000.

B.        Business Overview

Nature of Operations and Principal Activities

We are in the mineral resource business. This business generally consists of three stages: exploration, development and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities, and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

Mineral resource exploration can consist of several stages. The earliest stage usually consists of the identification of a potential prospect through either the discovery of a mineralized showing on that property or as the result of a property being in proximity to another property on which exploitable resources have been identified, whether or not they are or have in the past been extracted.

After the identification of a property as a potential prospect, the next stage would usually be the acquisition of a right to explore the area for mineral resources. This can consist of the outright acquisition of the land or the acquisition of specific, but limited, rights to the land (e.g., a license, lease or concession). After acquisition, exploration would probably begin with a surface examination by a prospector or professional geologist with the aim of identifying areas of potential mineralization, followed by detailed geological sampling and mapping of this showing with possible geophysical and geochemical grid surveys to establish whether a known trend of mineralization continues underground, possibly trenching in these covered areas to allow sampling of the underlying rock. Exploration also commonly includes systematic regularly spaced drilling in order to determine the extent and grade of the mineralized system at depth and over a given area, as well as gaining underground access by ramping or shafting in order to obtain bulk samples that would allow one to determine the ability to recover various commodities from the rock. If minerals are found, exploration might culminate in a feasibility study to ascertain if the mining of the minerals would be economic. A feasibility study is a study that reaches a conclusion with respect to the economics of bringing a mineral resource to the production stage.

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own seven very early stage, mineral properties in British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties. We intend to conduct prospecting and sampling on several of these properties in 2008.

It is unlikely that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 8 of this registration statement, for additional information about the risks of mineral exploration.

Revenues

To date we have not generated any revenues from any of our properties.

Principal Market

We do not currently have any market, as we have not yet identified any mineral resource on any of our properties that is of a commercially exploitable quantity. If we succeed in identifying a mineral resource in commercially exploitable quantities, our principal markets should consist of metals refineries and base metal traders and dealers.

Seasonality of our Business

Our mineral exploration activities are subject to seasonal variation due to the winter season in northern British Columbia. Field work is best carried out between mid-May and late-November when day time temperatures average 10 to 15 degrees Celsius. Our other operations, such as metallurgical review and analysis of geochemical survey results, can be carried out all year round.

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 70km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the transmission line at Meziaden Junction, 300km south along the highway. If a mineral resource is found on our Turnagain property, power generation would be required.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees. Exploration in British Columbia has experienced a dramatic revival in the past two years and increased activity is forecast for the future. We compete for qualified employees with Vancouver based companies, including Hunter Dickenson Inc., Equity Engineering and Ivanhoe Mines, and international mining companies, including Billiton-BHP, Rio Tinto and Anglo American.

Governmental Regulations

Mining operations are subject to a wide range of national and provincial government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any of our properties.

Mineral claims in British Columbia are of two types. Cell mineral claims are established by electronically selecting the desired land on government claim maps, where the available land is displayed as a grid pattern of open cells, each of approximately 450-500 hectares. Payment of the required recording fees is also conducted electronically. This process for claim staking has been in effect since January, 2005, and is now the only way to stake claims in British Columbia. Prior to January, 2005, legacy claims were staked by walking the perimeter of the desired ground and erecting and marking posts at prescribed intervals. Legacy claims, staked before January, 2005, remain valid and may be converted into cell claims.

Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$4.00 per hectare per year during the first 3 years following the location of the mineral claims. This amount is increased to CAN$8.00 per hectare in the fourth and succeeding years.

Legacy mineral claims in British Columbia may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of $100 per mineral claim unit per year during the first three years following the location of the mineral claim. This amount increases to $200 per mineral claim unit in the fourth and succeeding years.

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of British Columbia and in Canada generally. Under these laws, prior to production, we have the right to explore the property. We are required to file a “Notice of Work and Reclamation” with the British Columbia Ministry of Energy and Mines to conduct exploration works on mineral properties in British Columbia. To obtain a work permit, a company may be required to post a bond. In addition, the production of minerals in the Province of British Columbia requires prior regulatory approval.

Our mineral claims entitle our company to continue exploration activities on our properties, subject to our compliance with various Canadian federal and provincial laws governing land use, the protection of the environment and related matters.

If we locate a commercially viable mineral resource on any of our properties, we would be required to conduct extensive community consultations in northern British Columbia with both Aboriginal and non- Aboriginal groups, environmental surveys both on the property and along transportation corridors. We also would be required to develop a mining plan and a mine closure plan. These surveys and plans would be combined into a comprehensive Environmental Impact Statement and submitted to the British Columbia government for review and approval. Any development or exploitation of such a mineral resource would be subject to Canadian federal and provincial laws governing land use, protection of the environment, occupational health, waste disposal, toxic substances, mine safety and other matters. We had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work programs. The Company has posted $187,900 in total reclamation bonds towards the reclamation of existing exploration drill sites and access roads on the Turnagain property. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

Our operations are subject to environmental regulations promulgated by various levels of governments and their agencies. Existing environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as from disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Prior to conducting exploration involving surface disturbance in British Columbia, we are required to obtain a Work Permit from the Ministry of Energy, Mines and Petroleum Resources. So far, we have obtained the permits we needed to conduct our exploration program but if we are unable to obtain the permits that we require in the future, we will have to cease the exploration activity in question. Ceasing such exploration activities could reduce our chances of ever discovering mineral resources on our properties.

Where significant surface disturbance through road building and drill site preparation is planned, the Ministry of Energy, Mines and Petroleum Resources requires a Reclamation Bond to cover the estimated reclamation costs if we fail to complete the reclamation. From 1996 to present, we have posted $187,900 in total reclamation bonds with the Ministry of Energy, Mines and Petroleum Resources.

We are not aware of any existing environmental liability associated with any of our exploration properties but if such liability should arise, we may have to pay a lot of money to fix it or pay compensation, which would reduce the amount of money we have to spend on exploration and could possibly cause us to go out of business. Our potential exposure to liability for environmental damage is very high and we have no reserves established to pay for such liability. If we are found to be liable for a large amount of environmental damage, we will likely have to cease operations.

C.        Organizational Structure

We have one wholly-owned subsidiary, Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004. This wholly-owned subsidiary is currently inactive. The Company is currently looking at other property acquisitions in Canada but outside the Province of British Columbia. Hard Creek Nickel Corporation is incorporated in the Province of British Columbia only and is not registered to do business outside this province. Canadian Metals Exploration Ltd. is incorporated nationally across Canada and is registered to do business in each province. If the Company were to acquire exploration properties outside British Columbia but still in Canada, these properties would be registered in the subsidiary Canadian Metals Exploration Ltd.

D.        Property, Plant and Equipment

This section summarizes the assets of the company including its executive office in Vancouver, B.C., sample storage warehouse near Vancouver and its most important assets, mineral exploration properties. The company has 100% interest in a number of mineral exploration properties located in British Columbia, of which the Turnagain and Lunar properties are presently considered the most significant and are described below. The Bobner, Conuma, Nootka, Green, Lime 1 and Lime 2 are believed to contain favorable geology and all but the Green will be examined in 2008.

Our executive office is located at 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada. The Company leases the 2,500 square feet of space for $48,880 per year and the lease expires on September 30, 2011. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has recently rented a warehouse near Vancouver in which to store drill core samples and to prepare composite samples for metallurgical testwork. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical testwork. This facility rents for $1850 per month on a six-month renewable lease. The cost to run the freezer is $105 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office equipment with a cost of approximately $88,000 and it is located at our Vancouver Office. We lease a photocopier at the rate of $700 per three months. The company leases a borehole survey tool at $7,000 per month during the June-November field season. Satellite internet and telephone service at our Turnagain camp costs $250 per month.

Our two main mineral properties are described more fully below:

1.	The Turnagain Property;
2.	Lunar

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property. The technical information regarding the Turnagain Property included in this section is based, in large part, on three technical reports:

1) Report on the 2003 Exploration Program, Turnagain Nickel Property, dated April 21,2004, prepared by N. C. Carter Ph.D., P.Eng., in compliance with the requirements of National Instrument 43-101 and Form 43-101F1.

2) Preliminary Assessment on the Turnagain Property dated September 25, 2007 prepared by Tony Lipiec, P.Eng., Gerrit Vos, P. Eng. and Greg Kulla, P. Geo. of AMEC Americas Limited in conjunction with Ron Simpson, P.Geo, in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

3) Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson, P.Geo., dated March 29, 2007, and prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

The Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission and the TSX Venture Exchange. Dr. Carter, Tony Lipiec, Gerrit Vos, Greg Kulla and Mr. Ronald G. Simpson are “qualified persons” as the term is defined under National Instrument 43-101.

Exploration data collected during the 2003 to 2007 exploration programs, was done under the supervision of Neil Froc, P. Eng., and Tony Hitchins, M.Sc., all employees of Hard Creek Nickel Corporation.

Location and Accessibility

The Turnagain Property consists of 57 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver. Please see the above map to see where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 30,300 hectares The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area.

The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The community of Dease Lake, on Highway #37 some 400 km north of the port of Stewart, is 70 km west of the property. Helicopter access from Dease Lake involves a 20 minute flight. A secondary road extending easterly from Dease Lake has been used by large, articulated 4-wheel drive vehicles to convey large jade boulders from the Kutcho Creek area and to supply placer gold operations at Wheaton Creek over the past number of years. A branch of this road network extends into the Turnagain Property with road distance to Dease Lake of about 100 km.

A dirt airstrip, measuring approximately 700 meters long, constructed in the 1960s,and upgraded in early 2007, is situated within the claims on the northwest side of the Turnagain River and can accommodate small fixed wing aircraft. This airstrip is immediately adjacent to our current camp facility and core storage. Previous exploration programs have made use of camp facilities at Wheaton Creek (Boulder), which is about 15 km by road west of the Turnagain Property.

Three times a week, Dease Lake has scheduled airline service and offers some supplies and services. The communities of Terrace and Smithers, both several hundred km south, offer a range of services and supplies which can be trucked to Dease Lake via Highway #37.

The area between Dease Lake and the Turnagain Property features maturely dissected mountains rising to elevations of between 2,000 and 2,425 meters above sea level and separated by wide, drift-filled valleys in which elevations average 1,000 meters. Forest cover, present in valley areas, is replaced by typical alpine flora above 1500 meters. Bedrock is reasonably well exposed in the areas above tree line and along drainages.

Description of Claims

Our Turnagain Property consists of 57 neighboring mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry date for the 57 claims in the Turnagain property as of June 20, 2008

The following table shows details relating to Hard Creek Nickel Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Record Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500	Jan 1, 2004	Jan 1, 2018
Cell Mineral Claims
501131	DRIFT 1	422	Jan 12, 2005	Jan 12, 2018

501168	DRIFT 2	422	Jan 12,2005	Jan 12,2018
501234	DRIFT 3	422	Jan 12,2005	Jan 12,2018
501298	DRIFT 4	422	Jan 12,2005	Jan 12,2018
508218	DINAH 1	407	Mar 3,2005	Mar 3,2018
508219	DINAH 2	407	Mar 3,2005	Mar 3,2018
508221	DINAH 3	407	Mar 3,2005	Mar 3,2018
508222	DINAH 4	407	Mar 3,2005	Mar 3,2018
508223	DINAH 5	407	Mar 3,2005	Mar 3,2018
508225	DINAH 6	407	Mar 3,2005	Mar 3,2018
508226	DINAH 7	255	Mar 3,2005	Mar 3,2018
508227	DINAH 8	407	Mar 3,2005	Mar 3,2018
508228	DINAH 9	136	Mar 3,2005	Mar 3,2018
508229	DINAH 10	203	Mar 3,2005	Mar 3,2018
528780	T1	68	Feb 23, 2006	Feb 23, 2018
528781	T2	203	Feb 23, 2006	Feb 23, 2018
528782	T3	153	Feb 23, 2006	Feb 23, 2018
528784	T4	288	Feb 23, 2006	Feb 23, 2018
528787	T5	170	Feb 23, 2006	Feb 23, 2018
528788	T6	270	Feb 23, 2006	Feb 23, 2018
528789	T7	422	Feb 23, 2006	Feb 23, 2018
528790	T8	254	Feb 23, 2006	Feb 23, 2018
Cell Claims Converted from Legacy Claims - April, 2005
503365	HARD 2	793	Jan 14, 2005	Feb 18, 2018
510889	FLAT 10,13,15	1628	April 7, 2004	Apr 7, 2018
510892	FLAT 2,6	1219	April 6, 2004	Apr 7, 2018
510910	FLAT 9,12,14	1424	April 18, 2004	Apr 7, 2018
510911	FLAT 1,5	1067	April 6, 2004	Apr 7, 2018
510912	FLAT 8,11	780	April 7, 2004	Apr 7, 2018
511214	HARD 4,6	980	Feb 18, 2004	Feb 18, 2018
511226	HILL 1,2	1216	Feb 18, 2004	Feb 18, 2018
511227	HILL 3	507	Feb 18, 2004	Feb 17, 2018
511230	HILL 4,5	760	Feb 18, 2004	Feb 17, 2018
511234	HILL 6	186	Feb 16, 2004	Feb 16, 2018
511244	HARD 5,7	490	Feb 18, 2004	Feb 18, 2018
511251	HARD 8	473	Feb17, 2004	Feb 17, 2018
511257	HILL 9,10	1014	Feb17, 2004	Feb 17, 2018

511279	HARD 9,10	897	Feb 17, 2004	Feb 17, 2018
511304	HILL 7,8	1150	Feb 17, 2004	Feb 17, 2018
511305	HOUND 3	271	Sept. 27, 2003	Sept 27, 2018
511306	TURN 2,FLAT 7	881	Feb 19, 2004	Feb 19, 2018
511329	HOUND 1,2	1015	Sept. 27, 2003	Sept. 27, 2018
511330	CUB	593	May 5, 1996	Dec 1, 2017
511337	CUB 10,18,PUP 1	1066	July-Dec.,1996	Dec 1, 2017
511340	CUB 17	254	Sept.17, 2002	Dec 1, 2017
511344	TURN 1	271	Feb 19, 2004	Feb 19, 2018
511347	FLAT 3,4	474	Apr 5,21, 2004	Apr 7, 2018
511348	CUB 2	389	June 20, 1996	Dec 1, 2017
511586	PUP 2	237	Jan 1, 2004	Jan 1, 2018
511593	PUP 3	102	Jan 1, 2004	Jan 1, 2018
511627	CUB 11	592	July 17, 1996	Dec 1, 2017
511628	HARD 1	709	Feb 18, 2004	Feb 18, 2018
511629	HARD 3	473	Feb 18, 2004	Feb 18, 2018
Cell Claims Converted from Legacy Claims – Nov 22, 2007 (previous Bear Claims)
570454		457	Nov 22, 2007	May 26, 2018
570455		237	Nov 22, 2007	May 26, 2018
570456		220	Nov 22, 2007	May 26, 2018
570457		17	Nov 22, 2007	May 26, 2018

The cell claims converted on November 22, 2007 indicates a group of claims once held in trust by the Supreme Court of British Columbia. In February 2004, we filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to our company. The action sought the transfer to our company of claims neighboring the Turnagain property, which were staked in the name of Mr. Wiese. We believe that these claims should have been staked in the name of the Company. On July 10, 2006 the Supreme Court of British Columbia ordered that the claims be transferred to our company. The transfer of ownership was completed on October 11, 2006. Mr. Wiese has subsequently filed a Notice of Appeal of the Order. The appeal was heard and dismissed on April 30, 2007 in the British Columbia Court of Appeals with costs payable to the Company.

The map labeled Figure 2.4 shows the claims for the Turnagain property listed above.

Exploration History

Nickel and copper sulphides were discovered within the current Turnagain property area in a bedrock exposure along the Turnagain River in 1956. Mineral claims covering the area where these sulphides were found as well as other traces of sulphides were acquired by Falconbridge Nickel Mines Limited in 1966.

Falconbridge Nickel Mines Limited also completed work over the following seven years, including surface and airborne geophysical surveys, geological mapping, geochemical surveys and 2895 meters of conventional and packsack diamond drilling in 40 widely spaced drill holes.

Our Turnagain Property represents a unique style of sulphide mineralization associated with a zoned, ultramafic complex (a suite of rocks high in iron and magnesium but low in silica.) Iron and nickel sulphides are widespread in dunite (ultramafic rock comprising more than 90% olivine) and wehrlite (ultramafic rock comprising less than 90% olivine and >10% pyroxene) near dunite-wehrlite contacts. Exploration on the Turnagain Property between 1967 and 2002 was sporadic and was concentrated in the Horsetrail area or near other small exposures of net-textured sulphides. We acquired the property in 1996.

Work Completed by the Registrant

We acquired the Turnagain River property in 1996 and our exploration work that year included 400 line km of airborne magnetic surveys and 795.5 meters of diamond drilling in 5 holes. Additional diamond drilling completed by our company in 1997 and 1998 amounted to 3,123 meters in 14 holes. Related work included 18 line km of surface magnetic surveys covering two areas of the property, bore hole pulse-electromagnetic surveys in four of the 1997-1998 drill holes and preliminary metallurgical test work on drill core composites.

In 2002, we performed ground magnetic and Induced Polarization geophysical surveys over part of the claim area and completed 1,687 meters of diamond drilling in 7 holes. Exploratory work in 2003 included geological mapping and prospecting with bedrock, stream sediment and limited soil sampling and 8,669 meters of diamond drilling in 22 holes, including the deepening of one hole started in 2002. Preliminary metallurgical test work was conducted on composite 2002-2003 core samples.

In 2004, we conducted a comprehensive exploration program that included a helicopter borne magnetic and electromagnetic survey covering 1,866 line km, 14 km of ground magnetic and electromagnetic surveys, 1:20,000 scale aerial photography of the entire property, the collection of more than 3,000 geochemical soil samples, geological mapping, and 7522 meters of diamond drilling in 49 holes. We analyzed the approximately 4,000 core samples for 30 elements including nickel, copper, cobalt, sulphur and often platinum and palladium. Extensive metallurgical test work has been completed on 2003-2004 composite core samples and is in progress on 2005-2006 composite core samples.

Our 2005 exploration program consisted of geological mapping, bedrock and soil sampling, and 7,143 meters of diamond drilling in 37 holes. We also undertook various mineralogical, environmental baseline surveys, engineering, metallurgical and analytical studies on the property.

Our 2006 exploration program was completed by early November and included 19,111 meters of diamond drilling in 68 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical testwork on composite samples from our 2005 and 2006 drill core was also completed during 2007.

Our 2007 exploration program was completed by early November and included 24,600 meters of diamond drilling in 75 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical testwork is on-going and will continue through 2008.

Present Condition of the Property

No mining operations have taken place on the property. Diamond drill casings have been left in place and the locations of the bore holes marked with labeled fence posts. There are approximately 32 km of unpaved roads and trails on the property, constructed from the late 1960s to the present. Reclamation work has been and will be performed on disused roads.

A camp, consisting of 17 wall tents, 3 trailers and drill core storage facilities, capable of accommodating approximately 30 people, has been constructed. A 700 meter unpaved air strip is adjacent to the camp. Power is provided by an on-site diesel generator.

The property is without known reserves and our proposed work program is exploratory in nature.

Mineralization

A number of mineral showings, located during early exploration on the Turnagain property, consist of scattered to semi-massive (15-30%) magmatic pyrrhotite (a common iron sulphide mineral) with minor pentlandite (an iron and nickel sulphide mineral) in altered ultramafic rock, which is rock rich in iron and magnesium, low in silica and modified by hot, water-rich fluids. Extensive drilling in the Horsetrail Zone on the Turnagain property during the 2002-2006 period has outlined broad zones of disseminated to intercumulus (between silicate grains) sulphide mineralization near the gradual transition from dunite to wehrlite. Textures observed in surface exposures and drill core samples suggest that both the sulphide and silicate minerals settled, under the influence of gravity, from a hot, liquid magma, originally located several miles beneath the earth’s surface.

Within the broad zone of disseminated intercumulus mineralization, which is sulphide grains located between silicate minerals in the Horsetrail area, the sulphide grains range in size from 0.5mm to 5mm with curved contacts against oval olivine grains. Pyrrhotite is the most abundant sulphide but usually encloses conspicuous pentlandite crystals (nickel-iron-sulphur mineral), especially in the higher grade intervals. Chalcopyrite (copper-iron sulphide), when present, is often along the margins of the pyrrhotite and has on been found during our exploration of the property] as minute streaks extending away from the sulphide grain. We have also identified trace to minor quantities of bornite (another copper-iron sulphide), native copper, valleriite, mackinawite, smythite (complex iron-nickel-cobalt-copper sulphide minerals), and several unnamed Ni-Fe-Cu-Co sulphides in metallurgical concentrates in our exploration of the property.

The Horsetrail Zone is the most significant zone of nickel sulphide mineralization on the property. The exploration drilling that we conducted between 2002 and the end of 2007 has expanded the area of mineralization from the original surface showing of weathering sulphides, to encompass an area 1.8km long by 0.8km wide. The mineralization in the Horsetrail Zone is made up of several northwest to west-northwest striking zones averaging greater than 0.25% sulphide nickel separated by intervals of lower grade nickel sulphide mineralization. Because of the results of our exploration on the property, we believe that mineralization in the Horsetrail Zone dips steeply to the north. We have intersected the mineralization 300m below the surface.

Our exploration drilling has intersected nickel sulphide mineralization in several other areas, located within a km of the Horsetrail Zone. Additional drilling is necessary to determine extent and significance of these mineralized areas. However, since the mineralization and host rocks in the Horsetrail and at least one of the other areas are very similar in appearance and composition, we believe that additional drilling will establish that the Horsetrail nickel sulphide mineralization is connected to the nickel sulphide mineralization in at least one of the other areas (the Hatzl Zone). Therefore, we believe that the nickel sulphide mineralization that we have found evidence of likely extends an additional kilometer in length past the Horsetrail Zone.

In the Horsetrail Zone, we have found evidence of low-grade nickel near the surface, which could likely be mined using open-pit mining. Also, a number of our drilling samples indicate the possibility that there are higher grade zones farther down (0.4% to 1.0% nickel).

Platinum and palladium mineralization has been intersected in several drill holes in the D.J. Zone, located on the Turnagain property approximately three km northwest of the Horsetrail Zone. This mineralization is usually found in a light to medium colored rock composed dominantly of pyroxene (calcium-magnesium silicate) crystals with variable amounts of magnetite and minor sulphide grains.

Textural and analytical data suggest an interpreted location near the roof of the original ultramafic intrusion. Platinum and palladium values in drill holes include 2407 parts per billion over 2 meters in hole 04-59, 1645 parts per billion over 2.15 meters in hole 04-44, 1530 parts per billion over 13 meters in hole 05-88 and 2320 parts per billion over 2 meters in hole 05-101. Preliminary analysis has identified minor arsenic and antimony in association with platinum and palladium, respectively, but it is not clear whether the mineralization is dominantly derived directly from magma or the result of a post-crystallization hydrothermal (involving water rich fluid) event.

Environmental Surveys

Since the timely collection of long lead-time baseline data on the Turnagain property, such as meteorological, hydrological, water quality, and wildlife, is important to the environmental permitting process, we initiated collection of water quality data and wildlife observations in 2003. The program was expanded in 2004, 2005, 2006, and 2007 to include hydrological measurements on Hard Creek, ground water quality in the Horsetrail Zone on the Turnagain property, and meteorological data (temperature, precipitation, evaporation, wind speed and direction). A preliminary study to determine the presence and species of fish in the Turnagain River and tributaries of Hard Creek was conducted in 2004 and expanded in 2006. A detailed fish habitat study of Hard Creek and Hard Lake was completed in 2007.

Although the primary purpose of a geochemical soil survey that we conducted in 2003 was to locate mineralization, it also provided information on background levels of 38 elements in the soil, over the ultramafic complex, prior to any significant future surface disturbance. Our collection of water quality, hydrological, meteorological, and wildlife data on the Turnagain property will continue throughout the exploration phase, including the next twelve months.

Metallurgical Test Work

Metallurgical test work has been an integral part of our Turnagain property exploration programs; primarily to address the feasibility of producing an acceptable nickel sulphide concentrate from low grade mineralization where much of the nickel was thought to be locked in the olivine crystals and thus unavailable for economic recovery. Between 1998 and 2005 approximately 33 drill core composite samples and subjected them to a series of preliminary metallurgical studies to establish the process response of the nickel and cobalt, mineralization. Mineral process testing included conventional froth flotation and some scoping work for gravity and magnetic separation techniques. The metallurgical studies were conducted by recognized, independent testing laboratories, including Lakefield Research, of Lakefield, Ontario; Process Research Associates Ltd., of Vancouver, British Columbia; Billiton Process Research, in South Africa; and Cominco Engineering Services Ltd. (CESL), in Vancouver. All test work by Hard Creek Nickel Corp. and predecessor companies was supervised by consulting metallurgist and former Company Director, Frank Wright, P. Eng up until October 2007.

Since October 2007 to the present John Hoffert, P.Eng. a consulting metallurgical engineer with Hoffert Processing Services has been contracted as the Turnagain Project Manager and is supervising all metallurgical and mill process design work. Present ongoing testwork includes;

-	Crushing, grinding and abrasion testwork at SGS, Lakefield, Ontario
-	Quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses at Xstrata Process Services, Sudbury, Ontario
-	Flotation and optical mineralogy test work at G&T Laboratories, Kamloops, British Columbia
-	Various hydrometallurgical tests at SGS Lakefield, Ontario under the supervision of Dr. David Dreisinger.

Completion of this work is intended to define the reagent scheme and nickel flotation kinetics for future pilot plant testing.

Recommendations and Cost Estimate

The following program for the complete 2008 year for the Turnagain Property was recommended to our company by Neil Froc, P. Eng., and Tony Hitchins, M.Sc. in May of 2008. Drilling commenced on June 9, 2008 and should be completed by September 2008. Metallurgical testing will continue into 2009.

Diamond Drilling – 5,830 meters @ $125/metre – Drilling Contract	$933,250
Sample Analysis	$ 156,500
Project Management (Geologists, etc.).	$842,000

Camp costs – cooks, room and board, maintenance, etc.	$235,000
Transportation (Helicopter, airfare, trucks, etc.)	$285,000
Relational Database Software and Training	$40,000
Drill Hole Surveys	$10,000
Access Road Design Work	$21,000
Maintenance of Airstrip and Roads	$9,000
Fire and Safety Training and Upgrades	$12,100
Water Sampling	$32,000
Permitting Studies (Further detailed engineering, environmental and First Nations traditional use studies)	$750,000
Metallurgical test work and related studies	$958,000
Contingencies @ 10%	$428,385
Total	$4,712,235
  The diamond drilling program is directed towards both improving the confidence level of the nickel resources within the main Horsetrail Deposit, and to test the continuity of the recently discover Cliff Zone. The Cliff Zone has been identified as an area with anomalous nickel, cobalt, copper, platinum and palladium values..
  Studies required as part of the Provincial and Federal environmental review process are being initiated in 2008 with completion anticipated in early 2010.
  Further metallurgical testing is focusing primarily on mill process design

The Lunar Property

The Lunar property consists of six mineral cell claims covering an area of 2,409 hectares located in central northern British Columbia, within the Stikine Ranges of the Omineca Mountains, approximately 160 km south east of the Turnagain Property. The property covers a large mafic-ultramafic complex.

Access to the claims is by helicopter.

British Columbia Geological Survey geologists reported a rock sample assay of 1017 parts per billion platinum in chromite (reported in the Province of British Columbia Ministry of Energy, Mines and Petroleum Resources Open File 1990-12) on the Lunar property. The presence of sulphide was reported, although apparently not investigated for nickel mineralization. Hard Creek geologists have made an initial property visit.and carried out some preliminary reconnaissance prospecting work

These claims came into the possession of our company through the process of electronic staking of claims, as described on page 18 of this document under the title “Governmental Regulations.” Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$4.00 per hectare per year during the first 3 years following the location of the mineral claims. This amount is increased to CAN$8.00 per hectare in the fourth and succeeding years. Our claims on the Lunar Property were to expire on March 31, 2007. Assessment work was done and filed on March 26, 2007 to keep the claims in good standing until March 31, 2009.

Other than the sample assays conducted by government geologists, as noted above, and our removal of 40 rock samples from the property, we are not aware of any previous operations that have taken place on these claims prior to our company acquiring them. The present condition of the property is untouched and without sign of mining activity. We have no plant, equipment or improvements on the claims.

The Lunar property is in the exploration stage, without known reserves and any work program that our company may decide to undertake thereon will be exploratory in nature.

If we conduct a work program on the property, our source of power will likely be on-site diesel power generation.

Item 5          Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2007 and 2006 should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. Our financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

A.        Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See “Key Information – Risk Factors”. As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended December 31, 2006 Compared to Year Ended December 31, 2005

For the years ended December 31, 2006 and 2005, we did not receive any revenue from our interest in any of our properties.

During the year ended December 31, 2006 we incurred a net loss of $5,383,528 ($0.13 per share) compared to a net loss of $3,332,394 ($0.11 per share) for the year ended December 31, 2005. Our General and administrative expenses for 2006 were $1,049,305, up from $570,745 in the prior year. The increase of $478,560 can be attributed to the $237,837 increase in stock-based compensation and the $186,402 increase in investor relations expenses. Consulting fees in 2006 were $281,023 while in 2005, consulting fees were $218,528, an increase of $62,495. Professional fees of $204,250 in 2006 were down significantly from $101,417 the previous year. The current year expenses were higher due to legal and accounting expenses from preparing Form 20-F to allow the Company to register its securities in the United States and costs associated with the May 2006 trial against Mr. Wolf Wiese. In July 2006, a judgment in favor of the Company was rendered and Mr. Wiese appealed the decision which was heard and dismissed on April 30, 2007 in favor of the Company.

During the year ended December 31, 2006, we incurred exploration expenses of $5,509,087 on our properties, compared to $2,679,212 in 2005, an increase of $2,829,875. Field activity resumed in May 2006, and prior thereto, efforts were focused on compiling and analyzing data from the 2005 program. Before drilling resumed in June, field crews were prospecting and sampling EM conductors identified in the 2004 air borne EM survey, channel sampling in the vicinity of nickel soil anomalies and refining the 2006 drill targets. The drill program, which began in early June and ended in early November, comprised of 68 holes and approximately 19,120 meters of drilling. The initial drilling was designed to test for extensions of mineralization along the north side of the Horsetrail zone before the drill rigs were moved west to test the north, west and south limits of the Northwest mineralization. New zones of disseminated, intercumulus mineralization were also drill tested in the Hatzl area, located southeast of the Turnagain River but on strike from the Horsetrail zone, and in the Duffy area, located one kilometer north of the Horsetrail zone. Several holes were drilled along the north side of the DJ area, to test the diorite contact, and in the vicinity of the previously intersected platinum and palladium mineralization. Helicopter supported drilling was also conducted in the Highland area, discovered in 2005, and on geophysical targets, located west of the DJ-DB area. Field work is seasonal on the Turnagain property and was concluded in early November. The most notable results of 2006 came from drilling in the Northwest area and included a 71.5 meters intercept of 0.40% Ni starting 6.5 meters from surface, and a 128 meters intercept of 0.31% Ni starting 72 meters from surface. An updated resource estimate for the property, incorporating the 2006 results, was released in February 2007.

Extensive bench scale testwork, conducted in 2006 on composite drill samples from the 2005 program, focused on the concentration of nickel sulfide minerals using flotation techniques. For head grades between 0.14% to 0.20% sulfide nickel, the flotation concentrate ranged from approximately 5% to 13% nickel. For head grades over 0.2% sulfide nickel, the flotation concentrate ranged from approximately 7% to 17% nickel. The bulk recovery ranges from about 70% to 83% for open cycle testing. Testwork in 2007 will include bench scale flotation tests on composites from the 2006 drill holes and flotation tests, including column flotation, on bulk composites weighing several tonnes.

In early 2007, the Company retained AMEC Americas Limited to update their 2006 Preliminary Assessment (PA) of the Turnagain project with completion scheduled for the third quarter of 2007. The study will provide a base case scoping level engineering study of the Turnagain project using the increased resource estimate and evaluate the production of a saleable nickel concentrate. Knight Piesold will update their 2006 initial study of possible tailings sites and also determine extent and timing of additional environmental, groundwater studies and potential for generation or consumption of acid water drainage from mineralized and waste rock.

The 2006 exploration program was more than double the 2005 exploration program and as a result, there were significant increases in all of the major components of the 2006 field work. Drilling expenses for the year ended December 31, 2006 were $2,866,509, an increase of $1,762,499 from the $1,104,010 spent in 2005 Geological and geophysical services expenses of $899,894 were incurred during the year and relate to the air-borne survey, ground and down-hole geophysical surveys, and data analysis compared to $633,739 spent in 2005. Assay and analytical expenses of $391,696 were incurred during the year, an increase of $123,595 over the previous year. Other major components of the 2006 field work included metallurgical testing $300,646, transportation $415,050, and exploration data management $193,050. When compared to 2005, these expenses in aggregate increased by $389,902.

Year Ended December 31, 2007 Compared to Year Ended December 31, 2006

For the years ended December 31, 2007 and 2006, we did not receive any revenue from our interest in any of our properties.

During fiscal 2007, the Company incurred a net loss of $9,522,698 ($0.17 per share) compared to a net loss of $5,383,528 ($0.13 per share) in fiscal 2006. Our General and administrative expenses for 2007 were $1,654,437, up from $1,049,305 in the prior year. The increase of $605,132 can be attributed to the $273,201 increase in investor relations stock-based compensation and the $399,872 increase in investor relations expenses. Consulting fees in 2007 were $979,706 while in 2006, consulting fees were $281,023, the increase of $698,683 is due primarily from the $683,707 increase in consulting stock based compensation. Professional fees of $147,111 in 2007 were down $57,000 from $204,250 the previous year.

During the year ended December 31, 2007, the Company incurred exploration expenses of $7,182,030 on the Turnagain property (2006: $5,509,087). Drilling expenses for 2007 were 54% of the total exploration expense up slightly from the 52% in 2006. Field activity resumed in May 2007, and prior thereto, efforts were focused on compiling and analyzing data from the 2006 program. The drill program, which began in early June and ended in mid November, comprised of 75 holes and approximately 24,600 metres of drilling. The focus of the 2007 drill program was to (i) determine the spatial limits of the Horsetrail deposit with step-out drill holes; (ii) upgrade the confidence in the inferred portion of the Horsetrail deposit; (iii) collect large diameter drill core samples for further detailed metallurgical testwork; (iv) further explore the extent of the PGE mineralization in the DJ and DB areas; and (v) drill test three exploration target areas; the Mandible, Central and the Cliff Areas.

In December 2007, AMEC Americas Limited completed a Preliminary Assessment. The Assessment is based on a measured, indicated and inferred mineral resource estimate completed by AMEC. This estimate incorporates a revised and expanded geological interpretation of the Horsetrail zone and peripheral area which includes 19 drill holes from the 2007 drilling program.

The next phase of metallurgical testwork will be primarily directed towards refining the parameters necessary for projecting actual mill performance. This testwork will be carried out by Xstrata Process Support (XPS) in Falconbridge, Ontario, G&T Laboratories in Kamloops, B.C., and at SGS in Lakefield Ontario. The XPS testwork consists of quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses, one rougher and one cleaner test for mineralogy and metallurgical alignment. Additional hydrometallurgical testwork is also being completed at SGS for completion in early 2008. The G&T testwork includes locked cycle, open cycle testing. The SGS testwork will also be focused on completing a variety of crushing, grinding and abrasion testwork.

Plan of Operation

As of June 20, 2008, we had approximately $7,900,000 in cash and $1,270,00 in cash equivalents, which is sufficient to cover our operating costs for at least 32 months based on an estimated $130,000 per month plus our anticipated 2008 exploration program of approximately $5,000,000. We plan on funding the 2009 exploration program through additional private placements and the exercise of share purchase warrants by the holders of those warrants.

We will hire contractors, consultants and additional employees over the next twelve months and intend to purchase additional office equipment for these new employees.

B.        Liquidity and Capital Resources

At December 31, 2007, we had working capital of $10,786,885. Accounts payable and accrued liabilities and amounts due to related party at December 31, 2007 were $742,316.

During the year ended December 31, 2007, we raised $17,836,023 in cash proceeds, net of issue costs, from the issuance of shares, details are below.

i)	292,500 share purchase options were exercised for total proceeds of $192,250.

ii)	3,760,907 share purchase warrants were exercised for total proceeds of $3,077,626.

iii)

The Company completed two non-brokered private placements at prices ranging from $2.00 - $2.80 per unit for net proceeds totaling $643,960. The private placements resulted in the issuance of 285,700 flow- through common shares and 20,000 non flow-through common shares. In addition, the Company issued 10,000 share purchase warrants exercisable into one common share at $3.00 per share on or before November 29, 2008. On April 3, 2008, the Company extended the expiry date from November 29, 2008 to May 29, 2009 and re-priced the warrants from $3.00 to $1.00.

iv)

The Company completed one brokered private placement at prices ranging from $2.20 - $2.80 per unit for net proceeds totaling $13,922,187. The private placement resulted in the issuance of 1,119,268 flow- through common shares and 5,419,603 non flow-through common shares. In addition, the Company issued 2,709,802 share purchase warrants exercisable into one common share at $3.00 per share on or before November 22, 2008. On April 3, 2008, the Company extended the expiry date from November 22, 2008 to May 22, 2009 and re-priced the warrants from $3.00 to $1.00.

The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As of June 20, 2008, we had approximately $7,900,000 in cash and $1,270,00 in cash equivalents, which is sufficient to cover our operating costs for at least 32 months based on an estimated $130,000 per month plus our anticipated 2008 exploration program of approximately $5,000,000. We plan on funding the 2009 exploration program through additional private placements and the exercise of share purchase warrants by the holders of those warrants.

The Company’s treasury policies are to receive cash in advance of any issuance of commons shares through private placements or the exercise of share purchase warrants or stock options. Issue the common shares in a timely manner and invest any excess cash in an interest bearing redeemable term deposit. These treasury policies are controlled by the board of directors and reviewed by the audit committee on an annual basis.

All cash and cash equivalents are held in Canadian dollars.

Application of Critical Accounting Policies

The preparation of financial statements in conformity with applicable generally accepted accounting principles requires our management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting periods.

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 1 to our financial statements included in this registration statement.

Going concern

Our financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future, which is a minimum of one year from the balance sheet date, and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. During the year ended December 31, 2007, we raised proceeds, net of issue costs, of $17,836,023 through the issuance of common shares. Management believes that proceeds from this and subsequent financings and the exercise of share purchase warrants will be sufficient for the planned operating and exploration activities during the next twelve months. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

Stock based compensation

The Company follows SFAS No. 123 “Accounting for Stock-based Compensation” as amended by SFAS No. 148 “Accounting for Stock-Based Compensation—Transition and Disclosure, an amendment of SFAS No. 123”. The Company applies the fair value method using the Black-Scholes option-pricing model in accounting for options granted to employees, directors and consultants.

Use of estimates

The preparation of financial statements in conformity with United States generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period. Significant areas requiring the use of estimates include the determination of fair value for stock-based compensation, and the allocation of proceeds relating to flow-through shares issued. Actual results could differ from those estimates.

Foreign Currency

Substantially all of our transactions are conducted in Canadian dollars.

Derivative Instruments

Derivatives are financial instruments, the payments of which are linked to the prices, or relationships between prices, of securities or commodities, interest rates, currency exchange rates or other financial measures. Derivatives are designed to enable parties to manage their exposure to interest rates and currency exchange rates, and security and other price risks.

We do not have any derivative instruments which are subject to the requirements of SFAS No. 133,

Accounting for Derivative Instruments and Hedging Activities.

Inflation

We do not believe that inflation has had a material impact on our revenues or income over the past two fiscal years. However, increases in inflation could result in increases in our expenses. To the extent that inflation results in rising interest rates and has other adverse effects on capital markets and the economy, it could adversely affect our financial position and profitability.

C.        Research and Development, Patents and Licenses, etc.

We do not currently, and did not previously, have research and development policies in place. Over the past three fiscal years, we have not expended any material amounts on research or development.

D.        Trend Information

Our business is the exploration for and development of nickel mineral deposit, so the commodity price of nickel has a direct impact on our revenue prospects and our ability to raise capital. Although we do not know when this trend will stop, management is optimistic that the current price level will continue for the foreseeable future.

E.        Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have, or are reasonably likely to have, a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resource that is material to investors.

F.        Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2005 that will require significant cash outlays in the future.

Item 6          Directors, Senior Management and Employees

A.        Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 53

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As director, Mr. Jarvis is responsible for the management and supervision of our board of directors and of the affairs and business of our company. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.

George Sookochoff Director Age: 56	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 62	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 52

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. As a non- executive director, Mr. Davis is responsible for the corporate governance of our company.

Brian Fiddler Controller and Chief Financial Officer Age: 46

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Tony Hitchins	Mr. Hitchins was appointed as Chief Operating Officer on January 7, 2005. As our Chief

Chief Operating Officer Age: 60

Operating Officer, Mr. Hitchins is responsible for the project management, field management and logging core, supervision of exploration on the Turnagain Nickel Project, hiring field staff and maintaining claims in good standing.

Neil Froc Executive Vice President Age: 46

Mr. Froc was appointed as our executive vice president in June 2006. As Executive Vice President, Mr. Froc is responsible for responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.

Leslie Young Corporate Secretary Age: 49

Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Mark Jarvis – Director and Chief Executive Officer

Mr. Jarvis has considerable experience in the financing and operations of public companies, primarily in exploration and production of mining and oil and gas projects. After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business by joining the Board of Ultra Petroleum, at the time a small oil and gas exploration and development company, in 1996. As Director responsible for Corporate Finance, he raised the equity capital necessary for proof of concept and to establish enough production to leverage further growth through debt financing. Ultra Petroleum has grown through the drill bit from a market capitalization of U.S. $10 million to its current capitalization of more than U.S. $3 billion. From November 1996 to November 2003, Mr. Jarvis was the President of Gemini Energy Corp., another successful oil and gas company. Mr. Jarvis has held the position of CEO and President of Hard Creek Nickel Corporation since January 7th 2004. During his tenure he has taken control of management, reorganized the Board and significantly advanced our Turnagain project by focusing our company on best practice in exploration techniques. Mr. Jarvis is committed 100% to the business of Hard Creek Nickel Corporation.

George Sookochoff – Director

Mr. Sookochoff has been a director of our company since November of 2003. Mr. Sookochoff is a graduate of the University of British Columbia. He is responsible for computer systems management providing Graphical Information Systems (GIS). Mr. Sookochoff has been providing GIS and exploration data management services to mining companies since 1983. Mr. Sookochoff serves as a director of PBX Ventures Ltd. (TSX – “PBX”) which explores for Copper, Gold and Molybdenum in Chile and is committed 75% to the business of Hard Creek Nickel Corporation.

Tom Milner – Director

Mr. Milner has been a director of our company since October of 2007. Mr. Milner is a consulting professional engineer with experience in mine planning and development. Mr. Milner has held various senior mine operational and mine development positions with large scale open pit mining operations. He was responsible for the Gibraltar Mine restart, including securing contracts for copper and molybdenum concentrate sales. Mr. Milner successfully built up the operations to put the Gibraltar Mine on a sound financial footing and is committed 10% to the business of Hard Creek Nickel Corporation.

Lyle Davis - Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. Mr. Davis previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE’s corporate finance division. Since 1999, Mr. Davis has been the President of Ellardee Group Capital Inc. a firm specializing in consulting for public companies. Mr. Davis is a director of Condor Resources Inc.(TSX – “CN”) which explores for Copper and Gold in Latin America and is committed 10% to the business of Hard Creek Nickel Corporation.

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He has been a member of the Certified General Accountants’ Association of British Columbia and the Certified General Accountants’ Association of Canada since 1992. Mr. Fiddler is the proprietor of Brian Fiddler, CGA, a public accounting firm since 1992 specializing in financial consulting, Mr. Fiddler is committed 50% to the business of Hard Creek Nickel Corporation.

Tony Hitchins – Chief Operating Officer

Mr. Hitchins has been an officer of our company since January 2005. Before joining our company, Mr. Hitchins was a geologist with International Taurus Resources from 1998 to 2004 and a district manager for Cyprus Gold in Australia from 1994 to 1998. He attended University of Toronto and has M.Sc. and BA Sc degrees. Mr. Hitchins is committed 100% to the business of Hard Creek Nickel Corporation.

Neil Froc – Executive Vice President

Mr. Froc has been an officer of our company since June 2006 and has provided engineering services to the company for two years prior to this time. He is an engineering graduate from the University of Saskatchewan. Mr. Froc has been involved in various aspects of geological engineering and resource development in British Columbia since 1979. Mr. Froc has been the President of Mountain Geoscience Inc. since 2000. Mr. Froc is committed 100% to the business of Hard Creek Nickel Corporation.

Leslie Young – Corporate Secretary

Ms. Young was appointed as our corporate secretary in June of 2004. Ms. Young has previous experience working in brokerage firms, beginning with C.M. Oliver and most recently with Raymond James from 1999 to 2004. She has had experience in operations and executive administration. Ms. Young is committed 100% to the business of Hard Creek Nickel Corporation.

There are no family relationships between any of our executive officers or directors of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.        Compensation

During the fiscal year ended December 31, 2006 the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Management fees totaling $88,750 were paid to our directors and officers. Geological and consulting fees totaling $422,761 in cash, together with 295,773 worth of our securities were paid to directors and officers.

During the fiscal year ended December 31, 2007 the aggregate remuneration paid to directors in their capacity as directors of our company was $NIL. Management fees totaling $109,000 were paid to our directors and officers. Geological and consulting fees totaling $456,978 in cash, together with $282,924 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2007 and 2006 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

SUMMARY COMPENSATION TABLE
Name and Principal Position	Year	Annual Compensation(1)			Long Term Compensation		All other Compen- sation
		Salary	Bonus	Other Annual Compen- sation(2)	Securities Under Options/ SARs Granted	Shares or units subject to resale restrictions.
Mark Jarvis CEO and Director(3)	2007 2006	Nil Nil	Nil Nil	Nil Nil	Nil 400,000	Nil Nil	Nil Nil
Neil Froc VP (4)	2007 2006	$150,000 $86,364	$10,000 Nil	Nil Nil	Nil 225,000	Nil Nil	Nil
Anthony Hitchins COO (5)	2007 2006	$120,000 $120,000	$60,000 $35,000	Nil Nil	Nil 100,000	Nil Nil	Nil
Brian Fiddler CFO (6)	2007 2006	$ 55,500 $ 42,000	$5,000 Nil	Nil Nil	Nil 50,000	Nil Nil	Nil Nil

(1)	On a cash basis, unless otherwise stated.
(2)

The value of perquisites and other personal benefits, securities and property for the Named Executives that do not exceed the lesser of $50,000 or 10% of the total of the annual salary and bonus are not reported herein.

(3)

Mark Jarvis was appointed as Chief Executive Officer and President of our company on January 9, 2004. The long term compensation is made up of 1,200,000 stock options with exercise prices ranging from $0.60 - $1.00 expiring January 16, 2011.

(4)

Neil Froc was appointed as Executive Vice President of our company on June 16, 2006. The long term compensation is made up of 300,000 stock options with exercise prices ranging from $0.60 - $1.00 expiring on dates ranging from August 24, 2009 to June 16, 2011.

(5)

Anthony Hitchins was appointed as Chief Operating Officer of our company on January 7, 2005. The long term compensation is made up of 300,000 stock options with exercise prices ranging from $0.40 - $1.00 expiring on dates ranging from January 7, 2009 to January 16, 2011.

(6)

Brian Fiddler has served as Chief Financial Officer of our company since January 2003. The long term compensation is made up of 150,000 stock options with exercise prices ranging from $0.35 - $0.60 expiring on dates ranging from October 1, 2008 to January 16, 2011.

C.        Board Practices

The election and retirement of directors are provided for in our Articles. An election of directors shall take place at each annual meeting of shareholders and all the directors then in office shall retire but, if qualified, shall be eligible for re-election. A director shall retain office only until the election of his successor. The number of directors to be elected at such meeting shall be the number of directors then in office unless the directors or the shareholders otherwise determine. The election shall be by ordinary resolution of shareholders. If an election of directors is not held at the proper time, the incumbent directors shall continue in office until their successors are elected.

Our Articles also permit the directors to add additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

The members of our company’s audit committee include Lyle Davis, Tom Milner, George Sookochoff and Brian Fiddler. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We currently do not have a remuneration or compensation committee.

D.        Employees

As of June 20, 2007, we have ten full-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.        Share Ownership

There were 60,370,592 Common Shares issued and outstanding as of June 20, 2008. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of June 20, 2008:

Name	Number of Common Shares Beneficially Owned as of June 20, 2008	Percentage(1)
Mark Jarvis	5,363,756(2)	7.86%
George Sookochoff	284,000(3)	0.42%
Tom Milner	260,000(4)	0.38%
Lyle Davis	276,000(5)	0.40%
Anthony Hitchins	378,750(6)	0.55%
Brian Fiddler	204,368(7)	0.30%
Leslie Young	160,000(8)	0.23%
Neil Froc	300,000(9)	0.44%

(1)

Based on 60,370,592 Common Shares issued and outstanding as at June 20, 2008, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 20, 2008.

(2)	Includes stock options to purchase up to 1,200,000 of our Common Shares at exercise prices ranging from $.50 - $1.00 per share expiring up to January 16, 2011.
(3)	Includes stock options to purchase up to 250,000 of our Common Shares at exercise prices ranging from $.35 - $1.00 per share expiring up to January 16, 2011.
(4)	Includes stock options to purchase up to 250,000 of our Common Shares at exercise prices ranging from $2.15 - $2.20 per share expiring up to October 10, 2012.
(5)	Includes stock options to purchase up to 250,000 of our Common Shares at exercise prices ranging from $.54 - $1.00 per share expiring up to January 11,2011.
(6)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $.40 - $1.00 per share expiring January 16, 2011.
(7)	Includes stock options to purchase up to 150,000 of our Common Shares at exercise prices ranging from $.35 - $.75per share expiring January 16, 2011.
(8)	Includes stock options to purchase up to 150,000 of our Common Shares at exercise prices ranging from $0.60 - $1.00 per share expiring January 16, 2011.
(9)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $0.60 - $.80 per share expiring June 16, 2011.

The voting rights attached to the Common Shares owned by our officers and directors do not differ from those voting rights attached to shares owned by people who are not officers or directors of our company.

Stock Option Plan

We have an incentive stock option plan that provides for the grant of incentive stock options to purchase our common shares to our directors, officers and key employees and other persons providing ongoing services to us. Our stock option plan is administered by our board of directors. The maximum number of our common shares which may be reserved and set aside for issuance under our stock option plan is equal to 10% of the number of common shares outstanding from time to time on a non-diluted basis. Each option upon its exercise entitles the grantee to one Common Share. The exercise price of Common Shares subject to an option will be determined by the board of directors at the time of grant and will be not less than the discounted market price of the Common Shares at the date of grant, as determined under the policies of the TSX Venture Exchange. Options may be granted under our stock option plan for an exercise period of up to five years from the date of grant of the option or such lesser periods as may be determined by our board of directors.

During the fiscal year ended December 31, 2007 we have the following stock options outstanding to our directors and officers:

Name	Number of Options	Exercise Price	Expiry Date
Mark Jarvis	1,200,000	$0.60 – 1.00	January 16, 2011
Tom Milner	250,000	$2.15 – 2.20	October 10, 2012
George Sookochoff	250,000	$0.35 – 1.00	January 16, 2011
Lyle Davis	237,500	$0.60 – 1.00	January 16, 2011
Anthony Hitchins	300,000	$0.40 – 1.00	January 16, 2011
Brian Fiddler	150,000	$0.35 – 0.75	January 16, 2011
Leslie Young	150,000	$0.60 - $1.00	January 16, 2011
Neil Froc	300,000	$0.60 - $1.00	June 16, 2011

Item 7        Major Shareholders and Related Party Transactions

A.        Major Shareholders

The following table sets forth, as of June 20, 2008, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	5,363,756(2)	7.86%

(1)

Based on 60,370,592 Common Shares issued and outstanding as at June 20, 2008, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 20, 2008.

(2)	Includes stock options to purchase up to 1,200,000 of our Common Shares at exercise prices ranging from $0.50 – 1.00 per share expiring January 16, 2011.

Over the last three years, there has been only one significant change in the percentage held by a major shareholder, Mark Jarvis acquired more than 5% of the Company during the fiscal year 2004, details of his holdings are listed in the above table.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 20, 2008, the registrar and transfer agent for our company reported that there were 60,370,592 common shares of our company issued and outstanding. Of these, 58,096,557 were registered to Canadian residents (20 shareholders), 2,078,208 were registered to residents of the United States (7 shareholders) and 195,827 were registered to residents of other foreign countries (24 shareholders).

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.        Related Party Transactions

Other than as disclosed below, to the best of our knowledge, there have been no material transactions since formation of our company to which we were or are a party and in which any of our directors or officers, any relative or spouse of any director or officer, or any individual owning, directly or indirectly, an interest in our voting power that gives it significant influence over us, has or will have a direct or indirect material interest nor were any of our directors or officers, any relatives or spouses of such directors or officers, or any individuals owning, directly or indirectly, an interest in our voting power that gives them significant influence over us, indebted to us during this period. The services provided by the related parties were billed to the Company at standard industry rates.

	Year Ended December 31,
	2007	2006	2005
Frank Wright (Former Director)– Exploration Expenditures	$98,688	$72,543	$34,783

Tom Milner (Director)– Exploration Expenditures	$5,600	$NIL	$NIL
George Sookochoff (Director)– Exploration Expenditures	$82,690	$102,375	$112,645
Anthony Hitchins (COO)– Exploration Expenditures	$180,000	$155,000	$132,000
Neil Froc (VP)– Exploration Expenditures	$160,000	$86,364	$NIL
Neil Froc (VP)– Consulting Fees	$NIL	$4,429	$NIL
Lyle Davis (Director)– Consulting Fees	$Nil	$2,050	$2,800
Brian Fiddler (CFO)– Management fees	$60,500	$42,000	$42,000
Leslie Young (Secretary)– Management fees	$63,500	$46,750	$42,000

The terms of these transactions were determined through negotiations between our company and the related party. In determining the terms of these transactions, the company looked at rates of other mining consultants, both past and present, contracted by the company as well as reviewing remuneration statistics published by various human resource firms specializing in the mining industry. We believe that each of these transactions was on terms at least as favorable as we could have obtained from unaffiliated third parties.

Mr. Wright (Former Director), a consultant, is a professional engineer who oversees the metallurgical testing of the Turnagain Nickel Project for the company; his fees are expensed as mineral property exploration costs. Mr. Milner (Director), a consultant, is a professional engineer who oversees the metallurgical testing of the Turnagain Nickel Project for the company; his fees are expensed as mineral property exploration costs. Mr. Sookochoff (Director), a consultant, is a computer professional who oversees the exploration data management of the Turnagain Nickel Project for the company, his fees are expensed as mineral property exploration costs. Mr. Hitchins (COO), an employee, is a mining professional who oversees the exploration program and project management of the Turnagain Nickel Project for the company, his salary is expensed as mineral property exploration costs. Mr. Froc (VP), an employee, is a professional engineer who oversees the engineering and technical studies of the Turnagain Nickel Project for the company; his salary is expensed as mineral property exploration costs. Before Mr. Froc, became an employee, he was a consultant to the company and part of his non Turnagain Project fees were expensed as consulting fees. Mr. Davis (Director), a consultant, is a professional executive who oversees the corporate governance of the company, his fees are expensed as consulting fees. Mr. Fiddler (CFO), a consultant, is a professional accountant who oversees the financial, corporate management and supervision of the affairs and business of the company, his fees are expensed as management fees. Ms. Young (Corporate Secretary), an employee, is responsible for the internal accounting and record keeping, general administration and treasury functions of the company, her salary is expensed as management fees.

C.        Interests of Experts and Counsel

None of the named experts or counselors employed on a contingent basis owns shares in our company or our subsidiary or has a material, direct or indirect economic interest in our company or that depends on the offering.

Item 8          Financial Information

A.        Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with accounting principles generally accepted in the United States of America.

Financial Statements filed as part of this annual report :

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2006 and 2005 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Legal Proceedings

Other than as disclosed below, as of June 20, 2008, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending:

(1)

In October of 2003, the British Columbia Securities Commission (the “BCSC”) issued a Notice of Hearing against us and three individuals who were our directors at the time. The primary allegation by the BCSC was with respect to violation of National Instrument 43-101, Standards of Disclosure for Mineral Projects, and certain violations in securities issuances. We settled the allegations made by the BCSC in November of 2004. In the settlement, we agreed to comply with the British Columbia Securities Act and Regulations and to pay a fine of $20,000 representing a portion of the cost of the investigation.

(2)

In February 2004, we filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to our company. The action sought the transfer to our company of claims neighboring the Turnagain property, which were staked in the name of Mr. Wiese. We believe that these claims should have been staked in the name of the Company. On July 10, 2006 the Supreme Court of British Columbia ordered that the claims be transferred back to our company. The transfer of ownership was completed on October 11, 2006. Mr. Wiese has subsequently filed a Notice of Appeal of the Order. The appeal was heard and dismissed on April 30, 2007 in favor of the Company.

(3)

In July of 2004, each of Quorum Capital Corp. and Stewart Jackson, a former President and director of our company, filed a countersuit against us with respect to our action against Mr. Wiese. We have filed our defense to the respective countersuits and asserted counterclaims against Quorum Capital Corp. and Stewart Jackson claiming they have improperly received monies and securities from our company and also claiming for damages. We are currently unable to determine the potential outcome of the action and the countersuits.

Dividend Distributions

Our company has not paid our shareholders any dividends since our inception to date. Any future payment of dividends or distributions will be determined by the board of directors of our company on the basis of our company’s earnings, financial requirements and other relevant factors. Successful operation of our business is subject to a number of risks and uncertainties, including those described under the heading “Risk Factors.”

B.        Significant Changes

The management of our company is not aware of any significant changes since the date of our most recent interim financial statements.

Item 9          The Offer and Listing

A.        Offer and Listing Details

Our shares are registered shares, meaning the shareholders are registered on the books of our company.

We have the authority to issue an unlimited number of common shares with no par value per share and an unlimited number of preferred shares with no par value.

As of June 20, 2008, we have 60,370,592 issued and outstanding common shares and no issued and outstanding preferred shares. The 60,370,592 issued and outstanding common shares may be made available to the market through this registration statement. We intend to issue additional common shares and these also may be made available to the market through this registration statement. To issue additional shares the directors will be required to authorize, through a directors consent resolution, the sale and issuance of the additional shares. We do not know how many additional shares we may issue in the future.

After our shares of our common stock are made available to the market, the selling prices may be the fixed prices prevailing at the time of sale, prices related to the market prices or at negotiated prices. The shares of common stock being made available to the market by this registration statement may by one or more of the following methods, without limitation:

(a) block trades in which the broker or dealer so engaged will attempt to sell the shares of common stock as agent but may position and resell a portion of the block as principal to facilitate the transaction;
(b) purchases by broker or dealer as principal and resale by the broker or dealer for its account pursuant to this prospectus;
(c) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(d) privately negotiated transactions; and
(e) a combination of any aforementioned methods of sale.

We will not receive any proceeds from the sale of our common shares that are made available to the market through this registration statement. Any commissions, discounts or other fees payable to brokers or dealers in connection with any sale of the shares of common stock will be borne by the shareholders selling the shares, the purchasers participating in such transaction or both.

In effecting sales, brokers and dealers engaged by the selling shareholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from the selling shareholders or, if any of the brokers or dealers act as an agent for the purchaser of such shares, from the purchaser in amounts to be negotiated which are not expected to exceed those customary in the types of transactions involved. Brokers or dealers may agree with the selling shareholders to sell a specified number of the shares of common stock at a stipulated price per share. Such an agreement may also require the broker or dealer to purchase as principal any unsold shares of common stock at the price required to fulfill the broker or dealer commitment to the selling shareholders if such broker or dealer is unable to sell the shares on behalf of the selling shareholders. Brokers or dealers who acquire shares of common stock as principal may thereafter resell the shares of common stock from time to time in transactions which may involve block transactions and sales to and through other brokers or dealers, including transactions of the nature described above. Such sales by a broker or dealer could be at prices and on terms then prevailing at the time of sale, at prices related to the then-current market price or in negotiated transactions. In connection with such resales, the broker or dealer may pay to or receive from the purchasers of the shares, commissions as described above.

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2003 through to December 31, 2007) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
December 31, 2003	$0.51	$0.31
December 31, 2004	$0.85	$0.43
December 31, 2005	$0.58	$0.36
December 31, 2006	$1.04	$0.55
December 31, 2007	$3.00	$0.76

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
March 31, 2006	$0.98	$0.55
June 30, 2006	$0.89	$0.62
September 30, 2006	$0.79	$0.68
December 31, 2006	$1.04	$0.74
March 31, 2007	$2.80	$0.76
June 30, 2007	$3.00	$1.63
September 30, 2007	$2.20	$1.16
December 31, 2007	$1.35	$0.80

We have no principle trading market outside of our host market, the TSX Venture Exchange. We have not had any significant trading suspensions in the last three years.

The securities being offered herein are equity shares in our common stock. These shares are registered shares not bearer shares. Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 20, 2008, we had 60,370,592 Common Shares and no Class A Preference Shares issued and outstanding.

Our directors may, subject to the rights of the holders of the issued shares of the Company, issue, allot, sell, grant options on or otherwise dispose of the unissued shares, and issued shares held by the Company, at the times, to the persons, including directors, in the manner, on the terms and conditions and for the issue prices that the directors, in their absolute discretion, may determine.

A transfer of a share of the Company must not be recorded or registered:

(a) unless a duly signed instrument of transfer in respect of the share has been received by the Company and the certificate representing the share to be transferred has been surrendered and cancelled, or

(b) if no certificate has been issued by the Company in respect of the share, unless a duly signed instrument of transfer in respect of the share has been received by the Company.

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

Subject to the rights, if any, of shareholders holding shares with special rights as to dividends, the directors may from time to time declare and authorize payment of any dividends the directors consider appropriate.

The Class A Preference shares may include one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(i) determine the maximum number of shares of that series that the Company is authorized to issue, (ii) determine that there is no such maximum number, or (iii) alter any such determination.

By resolution, the directors may also, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(i) create an identifying name for the shares of that series, or alter any such identifying name; and

(ii) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

B.        Markets

Our common shares trade on the TSX Venture Exchange. Our symbol is “HNC” and our CUSIP number is 411637.

Item 10        Additional Information

A.        Share Capital

As at June 20, 2008 we are authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As at June 20, 2008 we had 60,370,592 common shares issued and outstanding and no Class A Preference Shares issued and outstanding.

On January 1, 2007 we had 49,322,614 common shares issued and outstanding. During the year ended December 31, 2007 we issued a total of 10,897,978 common shares so that we had 60,220,592 common shares issued and outstanding as at December 31, 2007.

We do not own any shares of our company.

As at December 31, 2007 we had 3,373,689 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,709,802	$3.00	November 22, 2008
Warrants	653,887	$2.80	November 22, 2008
Warrants	10,000	$3.00	November 29, 2008

As at December 31, 2007 we had 4,595,000 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	50,000	$0.35	October 1, 2008
Options	90,000	$0.35	November 3, 2008
Options	64,000	$0.40	December 4, 2008
Options	36,000	$0.40	December 11, 2008
Options	30,000	$0.40	January 7, 2009
Options	600,000	$0.60	January 23, 2009
Options	505,000	$1.00	January 23, 2009
Options	162,500	$0.60	February 27, 2009
Options	25,000	$1.00	February 27, 2009
Options	75,000	$0.60	June 11, 2009
Options	75,000	$1.00	June 11, 2009

Options	25,000	$0.60	August 24, 2009
Options	75,000	$0.60	September 24, 2009
Options	260,000	$1.00	January 7, 2010
Options	10,000	$0.60	May 10, 2010
Options	960,000	$0.75	January 16, 2011
Options	200,000	$0.75	June 7, 2011
Options	150,000	$0.80	June 16, 2011
Options	50,000	$0.80	September 13, 2011
Options	10,000	$0.80	September 21, 2011
Options	10,000	$0.90	January 16, 2012
Options	200,000	$1.30	February 16, 2009
Options	450,000	$2.15	March 27, 2012
Options	15,000	$2.70	April 23, 2012
Options	2,500	$2.80	May 29, 2012
Options	45,000	$2.80	May 29, 2012
Options	100,000	$1.70	July 9, 2009
Options	150,000	$2.00	July 9, 2009
Options	20,000	$2.30	July 23, 2012
Options	50,000	$2.20	October 1, 2012
Options	50,000	$2.20	October 10, 2012
Options	50,000	$2.20	October 30, 2012

As at June 20, 2008 we had 2,719,802 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,709,802	$1.00	May 22, 2009
Warrants	10,000	$1.00	May 29, 2009

On April 3, 2008 the Company extended and re-priced the warrants, as a result, 653,887 broker warrants were cancelled.

As at June 23, 2008, we had 5,180,000 options, each for the purchase of one share of our common stock, outstanding as follows :

Type	Amount	Exercise Price	Expiration Date
Options	50,000	$0.35	October 1, 2008
Options	90,000	$0.35	November 3, 2008
Options	30,000	$0.40	January 7, 2009
Options	550,000	$0.60	January 23, 2009
Options	505,000	$1.00	January 23, 2009
Options	162,500	$0.60	February 27, 2009
Options	25,000	$1.00	February 27, 2009
Options	75,000	$0.60	June 11, 2009
Options	75,000	$1.00	June 11, 2009

Options	25,000	$0.60	August 24, 2009
Options	75,000	$0.60	September 24, 2009
Options	260,000	$1.00	January 7, 2010
Options	10,000	$0.60	May 10, 2010
Options	960,000	$0.75	January 16, 2011
Options	200,000	$0.75	June 7, 2011
Options	150,000	$0.80	June 16, 2011
Options	50,000	$0.80	September 13, 2008
Options	10,000	$0.80	September 21, 2011
Options	10,000	$0.90	January 16, 2012
Options	200,000	$1.30	February 16, 2009
Options	450,000	$2.15	March 27, 2012
Options	15,000	$2.70	April 23, 2012
Options	47,500	$2.80	May 29, 2012
Options	150,000	$2.00	July 9, 2009
Options	20,000	$2.30	July 23, 2012
Options	50,000	$2.20	October 1, 2012
Options	50,000	$2.20	October 10, 2012
Options	50,000	$2.20	October 30, 2012
Options	310,000	$1.00	April 1, 2013
Options	100,000	$1.00	April 1, 2010
Options	200,000	$1.00	May 12, 2010
Options	225,000	$1.00	May 20, 2013

The following table sets forth the history of share issuances during the past three financial years.

Balance as at December 31, 2004	28,310,394
Common Shares issued for cash proceeds (i)	6,949,947
Warrants converted to Common Shares (ii)	2,360,153
Options converted to Common Shares (ii)	55,000
Balance as at December 31, 2005	37,675,494
Common Shares issued for cash proceeds (iii)	4,726,836
Warrants converted to Common Shares (iv)	6,790,284
Options converted to Common Shares (iv)	130,000
Balance as at December 31, 2006	49,322,614
Common Shares issued for cash proceeds (v)	6,844,571
Warrants converted to Common Shares (iv)	3,760,907
Options converted to Common Shares (iv)	292,500
Balance as at December 31, 2007	60,220,592

(i)	During the year ended December 31, 2005, we issued by private placement, 6,949,947 Common Shares for cash proceeds of $2,744,627.

(ii)	The Company issued 2,415,153 Common Shares for the exercise of 2,360,153 share purchase warrants and 55,000 stock options for cash proceeds of $1,057,385.

(iii)	During the year ended December 31, 2006, we issued by private placement, 4,726,836 Common Shares for cash proceeds of $3,704,378.

(iv)	The Company issued 6,920,284 Common Shares for the exercise of 6,790,284 share purchase warrants and 130,000 stock options for cash proceeds of $3,530,459.

(v)	During the year ended December 31, 2007, we issued by private placement, 6,844,571 Common Shares for cash proceeds of $14,566,147.

(vi)	The Company issued 4,053,407 Common Shares for the exercise of 3,760,907 share purchase warrants and 292,500 stock options for cash proceeds of $3,269,876.

B.        Articles of Incorporation and By-laws

Incorporation

We were incorporated under the Company Act (British Columbia) on January 17, 1983. The Company Act (British Columbia) was repealed on March 29, 2004 when the Business Corporations Act (British Columbia) came into force. Accordingly, on June 15, we filed a transition application under the Business Corporations Act (British Columbia) and received the incorporation number 259067. We filed our Notice of Articles, which replaced our Memorandum of Incorporation, with the Registrar of Companies of British Columbia together with our transition application. A copy of our Notice of Articles may be obtained from the Registrar of Companies of British Columbia or from our corporate solicitors, Clark Wilson LLP, Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1. On June 25, 2004, we adopted our current Articles of Incorporation and a copy of which may be obtained from our corporate solicitors, Clark Wilson LLP, Suite 800 – 885 West Georgia Street, Vancouver, B.C. V6C 3H1.

Objects and Purposes of the Company

Our Notice of Articles and Articles of Incorporation place no restrictions upon our objects and purposes.

Directors’ Powers

Our Articles of Incorporation do not contain any special provision with respect to a director’s power to vote on a proposal, arrangement or contract in which the director is materially interested. Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the Business Corporations Act (British Columbia), which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 10.6 of our Articles of Incorporation provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. No independent quorum is required when the board is making decisions on directors’ remuneration.

Section 6.1 of our Articles of Incorporation provides that our directors may from time to time on behalf of the Company:

(a)	borrow money in the manner and amount, on the security, from the sources and on the terms and conditions that they consider appropriate,

(b)	issue bonds, debentures and other debt obligations either outright or as security for any liability or obligation of the Company or any other person,

(c)	guarantee the repayment of money by any other person or the performance of any obligation of any other person, and

(d)	mortgage or charge, whether by way of specific or floating charge, or give other security on the whole or any part of the present and future undertaking of the Company.

Qualifications of Directors

Section 10.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our Company as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia) to become, act or continue to act as a director.

There is no provision in our Notice of Articles or Articles of Incorporation imposing a requirement for retirement or non-retirement of directors under an age limit requirement.

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. Each of our Common Shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of our company. Except for such rights relating to the election of directors on a default in payment of dividends as may be attached to any series of the Class A Preference Shares by the directors, holders of Class A Preference Shares shall not be entitled, as such, to receive notice of, or to attend or vote at, any general meeting of shareholders of our company. Subject to any special rights as may be attached to any series of the Class A

Preference Shares by the directors, holders of our Common Shares are entitled to dividends as the directors may from time to time declare and authorize when the directors consider appropriate.

Our Class A Preference Shares may be issued in one or more series and, subject to the Business Corporations Act (British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of our Company, as the case may be, to do one or more of the following:

(a)	determine the maximum number of shares of that series that the Company is authorized to issue, determine that there is no such maximum number, or alter any such determination;

(b)	create an identifying name for the shares of that series, or alter any such identifying name; and

(c)	attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

The holders of our Class A Preference Shares will be entitled, on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of our assets among our shareholders for the purpose of winding up our affairs, to receive, before any distribution is made to the holders of Common Shares or any other shares ranking junior to the Class A Preference Shares with respect to the repayment of capital on the liquidation or dissolution of our company, whether voluntary or involuntary, or on any other distribution of our assets among our shareholders for the purpose of winding up our affairs, the amount paid up with respect to each Class A Preference Share held by them, together with the fixed premium (if any) thereon, all accrued and unpaid cumulative dividends (if any and if preferential) thereon, whether or not earned or declared, and all declared and unpaid non-cumulative dividends (if any and if preferential) thereon. After payment to the holders of the Class A Preference Shares of the amounts so payable to them, they will not, as such, be entitled to share in any further distribution of the property or assets of our company, except as specifically provided in the special rights and restrictions attached to any particular series.

Our issued shares are not subject to call or assessment rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

Procedures to Change the Rights of Shareholders

Our Articles of Incorporation do not contain any special provision with respect to actions necessary to change the rights of our shareholders. The rights of our shareholders may be changed by altering our Notice of Articles and Articles of Incorporation in accordance with procedures set out in Sections 256 to 265 of the Business Corporations Act (British Columbia).

Summary of Sections 256 to 265 of the Business Corporations Act (British Columbia).

In British Columbia, the statute that used to apply to the creation, amendment, maintenance and operations of corporations and their corporate documents has been repealed and replaced by the Business Corporations Act. Under the former act, a company could be created through the signature of a memorandum or articles of incorporation. We were incorporated under the former act, using articles of incorporation.

Section 256 sets out the sections of the Act that are available to a company for a change in its memorandum or articles of incorporation.

Section 257 sets out the sections of the act that describe the circumstances under which a company may alter its notice of articles and the sections of the act that provide for the process.

Section 258 informs companies how and when they may withdraw their notice of alteration of notice of articles before the alteration takes effect.

Section 259 explains that a company may resolve to alter its articles of incorporation by the type of resolution specified in the Act or, if not specified, by the resolution described in the articles or, if not in the articles, by a special resolution.

A special resolution is a resolution passed by being consented to in writing by all of the shareholders holding shares that carry the right to vote at general meetings or a resolution passed at a general meeting under the following circumstances:

(i) notice of the meeting specifying the intention to propose the resolution as a special resolution is sent to all shareholders holding shares that carry the right to vote at general meetings at least the prescribed number of days before the meeting;

(ii) the majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings is cast in favor of the resolution; and

(iii) ) the majority of votes cast in favor of the resolution constitutes at least a special majority.

According to our articles of incorporation, the majority of votes required to pass a special resolution at a meeting of our shareholders is two-thirds of the votes cast on the resolution.

Also under section 259, a company may alter its articles to specify or change the majority of votes that is required to pass a special resolution, which majority must be at least 2/3 and not more than 3/4 of the votes cast on the resolution, if the shareholders resolve, by a special resolution, to make the alteration. A company may also alter its articles to specify or change the majority of votes that is required for shareholders holding shares of a class or series of shares to pass a special separate resolution, which majority must be at least 2/3 and not more than 3/4 of the votes cast on the resolution, if the shareholders resolve, by a special resolution, to make the alteration, and shareholders holding shares of that class or series of shares consent by a special separate resolution of those shareholders.

Section 259 also covers the transition period for changes to the articles and how to create and file a resolution to ensure that any information in the notice of articles or special rights or restrictions attached to shares are not rendered false or altered by the change in articles. Section 259 also covers the effective dates of changes to the articles and that a court order may be used by the Court to effect a change in the articles of incorporation of a company.

Section 260 states that any shareholder of a company may send a notice of dissent to the company in respect of any resolution to change the articles of incorporation to alter any restrictions on the powers of the company or on the business it is permitted to carry on.

Section 261 describes how changes may be made by amendment to a regulation to a pre-written form of articles, known as Table 1 articles, that companies may adopt. We do not have these Table 1 articles.

Section 262 states that after an alteration to the articles of a company takes effect, the company must not issue a copy of the articles unless the copy of the articles reflects the alteration, or there is attached, to the copy of the articles, a copy of each resolution, court order or other record by which the articles being issued were altered.

Section 263 provides the process for changing a company’s name, which Section 264 covers exceptional resolutions and resolutions respecting unalterable provisions. It states that a company may specify, by a provision in its articles, that a provision of its notice of articles may not be altered unless:

1. the resolution to authorize the alteration to the notice of articles is passed as an exceptional resolution;

2, a provision of its articles may not be altered unless the resolution to alter the company's articles is passed as an exceptional resolution, or,

3. an action may not be taken by the company or the directors unless the resolution to authorize or effect the taking of the action is passed as an exceptional resolution.

Furthermore, this section states that a company may not vary or delete an exceptional resolution provision unless the variation or deletion is authorized by an exceptional resolution.

If a company existed before the Business Corporations Act (British Columbia) but it has made the transition to become a “Business Corporations Act (British Columbia)” as described in the Act and its articles include a provision that was not capable of alteration under the old act that governed the company, that company must not alter that provision unless the alteration is ordered by the court, or authorized by a unanimous resolution by vote of every shareholder.

Under section 265, where under our articles or the Business Corporations Act (British Columbia), we are allowed or required to pass a shareholders resolution or a directors’ resolution, and there is a conflict between our articles of incorporation and the Business Corporations Act (British Columbia) regarding the majority of votes that is required to pass the resolution, we must, in order to pass the resolution, obtain the greater of the majority of votes required by our articles and the majority of votes required by the Business Corporations Act (British Columbia).

Meetings

Section 7.1 of our Articles of Incorporation provides that, unless an annual general meeting is deferred or waived in accordance with section 182(2)(a) or (c) of the Business Corporations Act, we must hold an annual general meeting at least once in each calendar year and not more than 15 months after the last annual general meeting. The percentage vote required to pass an ordinary resolution at a shareholder meeting is a simple majority, which is any amount greater than 50%.

According to Section 7.4 of our Articles of Incorporation, notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and reappointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company’s records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

The number of shareholders that must be present at a meeting to constitute a quorum is 2 persons who are, or who represent by proxy, shareholders who, in the aggregate, hold at least 1/20 of the issued shares entitled to be voted at the meeting. If there is only one shareholder entitled to vote at a meeting of shareholders, then the quorum is one person.

Limitations on Ownership of Securities

There are no limitations on the right to own securities of our company by non-resident or foreign shareholders imposed either by the Business Corporations Act (British Columbia), our Notice of Articles or Articles of Incorporation.

There are no limitations on the rights of non-resident or foreign shareholders to hold or exercise voting rights.

Except as provided in the Investment Canada Act (Canada), there are no limitations under the applicable laws of Canada or by our charter or our other constituent documents on the right of foreigners to hold or vote common shares or other securities of our company.

The Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada) (a “non-Canadian”), unless after review the Minister responsible for the Investment Canada Act (Canada) (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in our Common Shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of our company and the value of the assets of our company was CAN$5 million or more. An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount (the “Review Threshold”), which is published by the Minister after its determination for any particular year. The Review Threshold is currently CAN$237 million for the year 2004. It is expected that in January of 2005, the Minister will determine the amount of the threshold for review for WTO Investors to be CAN$250 million for the year 2005.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act (Canada) if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act (Canada), including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;

2. acquisition of control of our company in connection with the realization of security granted for a loan or other financial assistance and not for any purpose related to the provisions of the Investment Canada Act (Canada); and

3. acquisition of control of our company by reason of an amalgamation, merger, consolidation or corporate reorganization following which the ultimate direct or indirect control of our company, through the ownership of voting interests, remains unchanged.

Change in Control

There are no provisions in our articles or our bylaws that would have the effect of delaying, deferring or preventing a change in control of our company, and that would operate only with respect to a merger, acquisition or corporate restructuring involving our company.

The Business Corporations Act (British Columbia) does not contain any provisions that would have the effect of delaying, deferring or preventing a change of control of our company. Generally, there are no significant differences between Canadian and United States law in this regard, as many state corporation statutes also do not contain such provisions and only empower our board of directors to adopt such provisions.

Ownership Threshold

There are no provisions in our articles or our bylaws or in the Business Corporations Act (British Columbia) governing the threshold above which shareholder ownership must be disclosed. The Securities Act (British Columbia) requires us to disclose, in our annual general meeting proxy statement, holders who beneficially own more than 10% of our issued and outstanding shares. Most state corporation statutes do not contain provisions governing the threshold above which shareholder ownership must be disclosed.

United States federal securities laws require us to disclose, in our Registration Statement on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

Changes in the Capital of the Company

There are no conditions imposed by our articles or our bylaws which are more stringent than those required by the Business Corporations Act (British Columbia).

C.        Material Contracts

With the exception of the contracts listed below, we have not entered into any material contracts to which we are a party. Each contract is between Hard Creek Nickel and the Contractor, there is no provision to pass any of these contracts to Hard Creek Nickel’s wholly-owned subsidiary, Canadian Metals Exploration Ltd.

1.	Surface Drilling contract between Hard Creek Nickel Corporation and DJ Drilling (2004) Ltd dated April 4, 2007 for the 2007 exploration program for a minimum of 30,000 feet;

2.

Consulting Agreement between Hard Creek Nickel Corporation and JA Chapman Mining Services dated November 18, 2005 to provide mine design services for a minimum CDN$1,000 per month; plus 50,000 options to purchase common stock at an exercise price of $0.60. The options vest immediately and expire in either five years or 30 days after the Company gives written notice of termination.;

3.

Investor Relations Agreement between Hard Creek Nickel Corporation and Martin E. Janis & Company, Inc. dated July 15, 2006 for a term of 12 months at US$7,500 per month;. This contract may be terminated in writing on December 31, 2006 or the next business day. Hard Creek Nickel terminated this agreement in January 2007 as per the terms previously described.;

4.

Financial Advisory Services Agreement between Hard Creek Nickel Corporation and The Balloch Group dated May 29, 2006 for a term of one year at US$9,000 per month plus 200,000 options to purchase common stock at an exercise price of $0.75. The contract may be terminated for whatever reason by giving two months notice in writing. The 200,000 options have vesting provisions as follows, 50,000 options vest immediately, 50,000 shares vest when any Chinese entity signs a Letter of Intent; and to invest in Hard Creek Nickel and 100,000 options vest when any Chinese entity invests in Hard Creek Nickel. The unvested options are in effect up to an extended term of 18 months after termination of this contract.; and

5.

Internet-based Public Relations Services Agreement between Hard Creek Nickel Corporation and T1 Solutions Corp. dated July 14, 2006 for a term of three months for a contract fee in total of CDN$18,250. The Company paid CDN$6,250 on signing the agreement and CDN$4,000 per month from August 2006 to October 2006. This agreement expired on October 15, 2006.

6.

Investor Relations Agreement between Hard Creek Nickel Corporation and Marketsmart Communications Inc. dated September 13, 2006 for a term of 3 months at CDN$6,000 per month plus 100,000 options to purchase common stock at an exercise price of $0.80. The stock options have vesting provisions as follow, 25,000 options vest immediately and the remaining 75,00 options vest in increments of 25,000 for each 3 month contract renewal. On December 13, 2006 the Company extended the contract for a further 3 month term, as a result of this renewal, 25,000 options became vested leaving 50,000 options unvested.

7.

Media Relations Agreement between Hard Creek Nickel Corporation and Jay Oness, dated effective March 1, 2007 for a term of three months at CDN$1,000 per month plus 100,000 options to purchase common stock at an exercise price to be determined between the company and Mr. Oness. The stock options have vesting provisions as follow, 25,000 options vest immediately, 25,000 will vest if and when the Agreement is renewed and the remaining 50,000 will vest if and when the Agreement is further renewed for a period commencing 6 months from its effective date. Should this Agreement not be renewed by mutual agreement, the unvested options will immediately terminate and will not be exercisable.

D.        Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See “Taxation” below.

E.        Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the registration statement and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

This summary does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences to them of purchasing, owning and disposing of common shares in our company.

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend of deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by nonresidents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a withholding tax of 15% is imposed on the gross amount of the dividend or deemed dividend paid. We would be required to withhold any such tax from the dividend and remit the tax directly to CCRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)	the holder is a U.S. LLC which is not subject to tax in the U.S.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if-.

(a)	the non-resident holder;

(b)	persons with whom the non-resident holder did not deal at arm’s length- or

(c)	the non-resident holder and persons with whom he did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)	the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by him when he ceased to be a resident of Canada,

(c)

they formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)	the holder is a U.S. LLC which is not subject to tax in the U.S.

If subject to Canadian tax on such a disposition, the taxpayer’s capital gain (or capital loss) from a disposition is the amount by which the taxpayer’s proceeds of disposition exceed (or are exceeded by) the aggregate of the taxpayer’s adjusted cost base of the shares and reasonable expenses of disposition. For Canadian income tax purposes, the “taxable capital gain” is equal to one-half of the capital gain.

United States Federal Income Taxation

The following is a discussion of the material United States Federal income tax consequences, under current law, applicable to a U.S. Holder (as defined below) of our common shares who holds such shares as capital assets. This discussion does not address all potentially relevant Federal income tax matters and it does not address consequences peculiar to persons subject to special provisions of Federal income tax law, such as those described below as excluded from the definition of a U.S. Holder. In addition, this discussion does not cover any state, local, or foreign tax consequences. (See “Canadian Federal Income Tax Consequences” above.)

The following discussion is based on the Internal Revenue Code of 1986, as amended (the “Code”), Treasury Regulations, published Internal Revenue Service (“IRS”) rulings, published administrative positions of the IRS and court decisions that are currently applicable, any or all of which could be materially and adversely changed, possibly on a retroactive basis, at any time. In addition, this discussion does not consider the potential effects, both adverse and beneficial, of any recently proposed legislation which, if enacted, could be applied, possibly on a retroactive basis, at any time.

The discussion below does not address potential tax effects relevant to our company or those tax considerations that depend upon circumstances specific to each investor. In addition, this discussion does not address the tax consequences that may be relevant to particular investors subject to special treatment under certain U.S. Federal income tax laws, such as, dealers in securities, tax-exempt entities, banks, insurance companies and non-U.S. Holders. We encourage purchasers of the common stock to satisfy themselves as to the overall tax consequences of their ownership of the common stock, including the State, local and foreign tax consequences thereof (which are not reviewed herein), and to consult their own tax advisors with respect to their particular circumstances.

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, nonresident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted or may be credited against actual tax payable, subject to certain limitations and other complex rules, against the U.S. Holder’s United States Federal taxable income. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to his or its world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “high withholding tax interest”, “financial services income”, “shipping income” and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) his tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types or property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the shareholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of his shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Foreign Personal Holding Company”, a “Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

Foreign Personal Holding Company

In our view, the company is not a foreign personal holding company because there are not five or fewer individuals who are citizens or residents of the United States who at any time in the year owned more than 50% of the total combined voting power or the total value of our outstanding shares either directly or constructively. Furthermore, the American Job Creations Act of 2004 repealed the foreign personal holding company rules for taxation years beginning after December 31, 2004.

Foreign Investment Company

In our view, the company is not a foreign investment company (“FIC”) because 50% or more of the combined voting power or total value of the company’s outstanding shares are not held, directly or constructively, by citizens or residents of the United States, by United States domestic partnerships, corporations, estates or trusts. Furthermore, in our view, the company is not engaged primarily in the business of investing, reinvesting, or trading in securities, commodities or any other interest therein. Furthermore, the foreign investment company rules were also repealed for taxation years beginning after December 31, 2004.

Passive Foreign Investment Company

One of the conditions for the company to be considered to be a passive foreign investment company is that the average percentage, by value of its assets that produce or are held for the production of passive income (such as interest, dividends and certain rents and royalties) is 50% or more. In our view, the average percentage by value of the company’s assets that produce or are held for the production of passive income (i.e. such as the company’s cash and short-term investments) is significantly less than 50% of the value of all of its assets. In fact, the majority of the value of the company’s assets is comprised of the company’s interest in its mineral claims and mineral property interests in Canada, the income from which would be considered to be from an active trade or business.

Controlled Foreign Corporation Status

In our view, the corporation will not be considered to be a controlled foreign corporation given that not more than 50% of the total voting power of all classes of stock or the total value of the stock of the company is owned directly or indirectly by US holders who each hold 10% or more of the total combined voting power of all classes of stock of the company.

Elimination of Overlap Between Subpart F Rules and PFIC Provisions

Under the Taxpayer Relief Act of 1997, a PFIC that is also a CFC will not be treated as a PFIC with respect to certain 10% U.S. Holders. For the exception to apply, (i) the corporation must be a CFC within the meaning of section 957(a) of the Code and (ii) the U.S. Holder must be subject to the current inclusion rules of Subpart F with respect to such corporation (i.e., the U.S. Holder is a “United States Shareholder,” see “Controlled Foreign Corporation,” above). The exception only applies to that portion of a U.S. Holder’s holding period beginning after December 31, 1997. For that portion of a United States Holder before January 1, 1998, the ordinary PFIC and QEF rules continue to apply.

As a result of this new provision, if we were ever to become a CFC, U.S. Holders who are currently taxed on their pro rata shares of Subpart F income of a PFIC which is also a CFC will not be subject to the PFIC provisions with respect to the same stock if they have previously made a Pedigreed QEF Election. The PFIC provisions will however continue to apply to U.S Holders for any periods in which Subpart F does not apply (for example he is no longer a 10% Holder or we are no longer a CFC) and to U.S. Holders that did not make a Pedigreed QEF Election unless the U.S. Holder elects to recognize gain on the PFIC shares held in our company as if those shares had been sold.

ALL PROSPECTIVE INVESTORS ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES OF OUR COMPANY.

F.        Dividends and Paying Agents

There is no dividend restriction or any special procedure for non-resident holders to claim dividends. However, we have not declared dividends to our shareholders since our inception.

G.        Statements by Experts

The financial statements of our company as of December 31, 2007 and 2006 included in this registration statement have been audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The technical information regarding the Turnagain Property included in this registration statement is based on the Technical Report prepared by N.C. Carter, Ph.D., P. Eng., dated April 21, 2004, and a later technical report prepared by R.G. Simpson, P. Eng. Both reports were prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission. These Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission and the TSX Venture Exchange. Dr. N.C. Carter and R.G. Simpson are “qualified persons” as the term is defined under National Instrument 43-101. The information of the Technical Report appearing in this registration statement has been included in reliance upon Dr. N.C. Carter and R.G. Simpson’s authority as experts in geology. Their consent forms are attached to this document.

The 2006 exploration program on the Turnagain Property was recommended and managed by Chris Baldys, P. Eng. Neil Froc, P. Eng and Tony Hitchins, M.Sc. Chris Baldys and Neil Froc are “qualified persons” as the term is defined under National Instrument 43-101. Mssrs. Baldys, Hitchins and Froc have been involved with exploration of the Turnagain Property for the past three to four years and are employees of Hard Creek Nickel Corporation. Their consent forms are attached to this document.

H.        Documents on Display

Upon the effectiveness of this filing, we will be subject to the informational requirements of the Securities Exchange Act of 1934, as amended, and we will thereafter file reports and other information with the SEC. You may read and copy any of our reports and other information at, and obtain copies upon payment of prescribed fees from, the Public Reference Room maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549. In addition, the SEC maintains a web site that contains reports and other information regarding registrants that file electronically with the SEC at HTTP://www.sec.gov. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330.

We will provide without charge to each person, including any beneficial owner, on the written or oral request of such person, a copy of any or all documents referred to above which have been or may be incorporated by reference in this report (not including exhibits to such incorporated information that are not specifically incorporated by reference into such information). Requests for such copies should be directed to us at the following address: 1060 – 1090 West Georgia Street, Vancouver, British Columbia, V6E 3V7, Canada.

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark Wilson LLP, Suite 800 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours.

I.        Subsidiary Information

As at the date of this registration statement, we have one wholly-owned subsidiary, Canadian Metals Exploration Limited.

Item 11        Quantitative and Qualitative Disclosures About Market Risk

Our Turnagain Property is currently at the exploration stage and our operations are limited to exploring the Turnagain Property. Therefore, our market risks are minimal. We may, however, have future property exploration requirements due in currencies other than the Canadian dollars. As a Canadian company, our cash balances are kept in Canadian funds. Therefore, we may become exposed to some interest rate risks. We consider the amount of risk to be manageable and do not currently, nor will we likely in the foreseeable future, conduct hedging to reduce our market risks.

Item 12        Description of Securities Other than Equity Securities

None

PART II

Item 13        Defaults, Dividend Arrearages and Delinquencies.

None

Item 14        Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15        Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by our Corporation is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for our Corporation.

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2007, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that, due to the material weaknesses in internal control over financial reporting described below, our company’s disclosure controls and procedures were ineffective as of December 31, 2007.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2007. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2007. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, management identified material weaknesses in our internal controls over financial reporting with respect to (1) a lack of a majority of independent directors on the Company’s board of directors, resulting in ineffective oversight in the establishment and monitoring of required internal controls and procedures and (2) inadequate segregation of duties consistent with control objectives. As a result of these material weaknesses, we concluded that the Corporation’s internal controls over financial reporting were not effective as of December 31, 2007.

The aforementioned material weaknesses were identified by the Company’s Chief Executive Officer and Chief Financial Officer in connection with the audit of our financial statements as of December 31, 2007 and these findings were reported to our management and board of directors. Management of the Company believes that the material weaknesses set forth in (1) and (2) above did not affect the Company’s financial results. However, management believes that the lack of a majority of independent directors on the Company’s board of directors resulting in the ineffective oversight in the establishment and monitoring of required internal controls and procedures can result in material deficiencies in the Company’s determination to its financial statements for future years.

In order to remediate the material weakness identified in Management’s Report on Internal Control over Financial Reporting, we have appointed one new independent director and may appoint others to improve the oversight in the establishment and monitoring of required internal controls and procedures. We also intend to train existing and, if necessary, new employees to improve the segregation of duties consistent with control objectives. We believe that these new procedures will enable us to comply with the requirements of establishing and maintaining adequate internal control over financial reporting.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

This annual report does not include an attestation report of our Corporation’s registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our Corporation’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit the Corporation to provide only the management’s report in this annual report.

Changes in Internal Control over Financial Reporting

Other then the planned changes in internal control over financial reporting related to appointing additional independent directors and training employees to improve the segregation of duties described above, there were no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting.

Item 16        [Reserved]

A.        Audit Committee Financial Expert

Not Applicable

B.        Code of Ethics

Not Applicable

C.        Principal Accountant Fees and Services

Not Applicable

D.        Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.        Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

PART III

Item 17        Financial Statements Refer to Item 18 - Financial Statements.

Item 18        Financial Statements

Financial Statements filed as part of the annual report:

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED FINANCIAL STATEMENTS

DECEMBER 31, 2007

(IN CANADIAN DOLLARS)

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Stockholders and Board of Directors of Hard Creek Nickel Corporation (An Exploration Stage Company)

We have audited the accompanying consolidated balance sheets of Hard Creek Nickel Corporation as of December 31, 2007 and 2006 and the consolidated statements of operations, stockholders’ equity and cash flows for the years ended December 31, 2007, 2006 and 2005 and for the period from January 17, 1983 (inception) through December 31, 2007. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

The period from inception on January 17, 1983 to December 31, 2002 were audited by other auditors. The financial statements for the period from January 17, 1983 (inception) to December 31, 2002 reflect a net loss of $5,671,652 of the related cumulative totals. Our opinion, insofar as it relates to amounts included for such periods, is based solely on the report of such auditors.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of auditors, these consolidated financial statements present fairly, in all material respects, the financial position of the Company, as of December 31, 2007 and 2006, and the results of its operations, cash flows and changes in stockholders’ equity for the years ended December 31, 2007, 2006 and 2005 and for the period from inception on January 17, 1983 to December 31, 2007, in conformity with generally accepted accounting principles used in the United States of America.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 8, 2008

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED BALANCE SHEETS

(IN CANADIAN DOLLARS)

	December 31,	December 31,
	2007	2006

ASSETS

CURRENT
Cash and cash equivalents	$9,707,914	$1,558,991
Recoverable taxes	486,721	228,349
Mining tax credits	1,238,700	-
Prepaid expenses	95,866	47,102
	11,529,201	1,834,442

RECLAMATION BOND	187,900	187,900
RESTRICTED CASH	-	163,058
EQUIPMENT, net	50,355	35,298

	$11,767,456	$2,220,698

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Accounts payable and accrued liabilities	$740,832	$288,542
Due to related party	1,484	-

	742,316	288,542

STOCKHOLDERS’ EQUITY
Capital stock
Common stock no par value; unlimited shares authorized
60,220,592 (2006 – 49,322,614) issued and outstanding	40,847,875	23,800,546
Additional paid-in capital	4,984,550	3,416,197
Deficit accumulated during the exploration stage	(34,807,285)	(25,284,587)

	11,025,140	1,932,156

	$11,767,456	$2,220,698

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF OPERATIONS

(IN CANADIAN DOLLARS)

				Results of
				operations from
				January 17, 1983
				(inception) to
	Years ended December 31,			December 31,
	2007	2006	2005	2007

EXPENSES
Consulting fees	$979,706	$281,023	$218,528	$4,118,781
General and administrative	1,654,437	1,049,305	570,745	7,106,074
Professional fees	147,111	204,250	101,417	1,381,625
Mineral property exploration costs	7,182,030	5,509,087	2,679,212	24,959,916

LOSS BEFORE OTHER INCOME	9,963,284	7,043,665	3,569,902	37,566,396

OTHER INCOME
Interest and other	134,592	33,697	8,537	201,032
Gain on write-off of accounts payable	-	-	-	158,203
Deferred income tax recovery	305,994	1,626,440	228,971	2,399,876

	440,586	1,660,137	237,508	2,759,111

NET LOSS	$9,522,698	$5,383,528	$3,332,394	$34,807,285

BASIC AND DILUTED NET LOSS PER SHARE	$(0.17)	$(0.13)	$(0.11)

WEIGHTED AVERAGE COMMON SHARES
OUTSTANDING – BASIC AND DILUTED	55,031,402	42,206,318	30,698,463

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2007

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Issued for cash	2,122,661	$320,684	$-	$-	$-	$320,684
Net loss, January 17, 1983
(inception) to December 31, 1987	-	-	-	-	(266,599)	(266,599)

Balance, December 31, 1987	2,122,661	320,684	-	-	(266,599)	54,085

Issued for cash	650,000	350,044	-	-	-	350,044
Net loss	-	-	-	-	(103,673)	(103,673)

Balance, December 31, 1988	2,772,661	670,728	-	-	(370,272)	300,456

Issued for cash	145,000	26,500	-	-	-	26,500
Issued for services	66,000	12,678	-	-	-	12,678
Issued for debt settlement	200,000	30,000	-	-	-	30,000
Net loss	-	-	-	-	(329,490)	(329,490)

Balance, December 31, 1989	3,183,661	739,906	-	-	(699,762)	40,144

Issued for cash	185,000	27,751	-	-	-	27,751
Net loss	-	-	-	-	(90,505)	(90,505)

Balance, December 31, 1990	3,368,661	767,657	-	-	(790,267)	(22,610)

Net loss	-	-	-	-	(142,902)	(142,902)

Balance, December 31, 1991	3,368,661	767,657	-	-	(933,169)	(165,512)

Issued for cash	131,000	20,890	-	-	-	20,890
Issued for debt settlement	789,267	118,392	-	-	-	118,392
Net loss	-	-	-	-	(193,653)	(193,653)

Balance, December 31, 1992	4,288,928	906,939	-	-	(1,126,822)	(219,883)

Issued for cash	200,000	50,000	-	-	-	50,000
Issued for debt settlement	600,200	105,470	-	-	-	105,470
Net loss	-	-	-	-	(102,308)	(102,308)

Balance, December 31, 1993	5,089,128	$1,062,409	$-	$-	$(1,229,130)	$(166,721)

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2007

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 1993	5,089,128	$1,062,409	$-	$-	$(1,229,130)	$(166,721)

Issued for cash	348,000	107,800	-	-	-	107,800
Net loss	-	-	-	-	(171,903)	(171,903)

Balance, December 31, 1994	5,437,128	1,170,209	-	-	(1,401,033)	(230,824)

Issued for cash	2,575,000	1,327,260	-	-	-	1,327,260
Net loss	-	-	-	-	(1,154,307)	(1,154,307)

Balance, December 31, 1995	8,012,128	2,497,469	-	-	(2,555,340)	(57,871)

Shares released from escrow	-	-	495,750	-	-	495,750
Issued for cash	3,129,500	2,021,760	-	-	-	2,021,760
Issued for property acquisition	50,000	67,500	-	-	-	67,500
Net loss	-	-	-	-	(2,651,593)	(2,651,593)

Balance, December 31, 1996	11,191,628	4,586,729	495,750	-	(5,206,933)	(124,454)

Shares released from escrow	-	-	318,125	-	-	318,125
Stock-based compensation	-	-	181,646	-	-	181,646
Issued for cash	600,000	432,000	-	-	-	432,000
Issued for property acquisition	50,000	42,500	-	-	-	42,500
Net loss	-	-	-	-	(1,138,025)	(1,138,025)

Balance, December 31, 1997	11,841,628	5,061,229	995,521	-	(6,344,958)	(288,208)

Stock-based compensation	-	-	300,526	-	-	300,526
Issued for cash	495,412	324,180	-	-	-	324,180
Issued for property acquisition	50,000	28,500	-	-	-	28,500
Issued for debt settlement	168,401	61,533	-	-	-	61,533
Net loss	-	-	-	-	(1,008,931)	(1,008,931)

Balance, December 31, 1998	12,555,441	5,475,442	1,296,047	-	(7,353,889)	(582,400)

Issued for cash	1,150,000	462,500	-	-	-	462,500
Issued for property acquisition	50,000	15,000	-	-	-	15,000
Net loss	-	-	-	-	(250,320)	(250,320)

Balance, December 31, 1999	13,755,441	$5,952,942	$1,296,047	$-	$(7,604,209)	$(355,220)

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2007

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 1999	13,755,441	$5,952,942	$1,296,047	$-	$(7,604,209)	$(355,220)

Consolidation 5:1	(11,004,353)	-	-	-	-	-
Stock-based compensation	-	-	3,677	-	-	3,677
Issued for cash	655,000	110,250	-	-	-	110,250
Issued for debt settlement	380,000	121,000	-	-	-	121,000
Net loss	-	-	-	-	(54,902)	(54,902)

Balance, December 31, 2000	3,786,088	6,184,192	1,299,724	-	(7,659,111)	(175,195)

Issued for cash	1,266,902	364,800	-	-	-	364,800
			-	-	-
Net loss	-	-	-	-	(368,482)	(368,482)

Balance, December 31, 2001	5,052,990	6,548,992	1,299,724	-	(8,027,593)	(178,877)

Issued for cash	2,950,108	625,305	-	-	-	625,305
Issued for property acquisition	100,000	26,000	-	-	-	26,000
Stock-based compensation	-	-	22,860	-	-	22,860
Subscriptions received	-	-	-	196,300	-	196,300
Net loss	-	-	-	-	(676,492)	(676,492)

Balance, December 31, 2002	8,103,098	7,200,297	1,322,584	196,300	(8,704,085)	15,096

Issued for cash	9,287,091	3,163,125	-	(196,300)	-	2,966,825
Stock-based compensation	-	-	386,632	-	-	386,632

Net loss	-	-	-	-	(3,215,856)	(3,215,856)

Balance, December 31, 2003	17,390,189	10,363,422	1,709,216	-	(11,919,941)	152,697

Issued for cash	10,920,205	4,934,335	-	-	-	4,934,335
Reduction from sale of tax benefits
relating to flow-through shares	-	(238,471)	-	-	-	(238,471)
Stock-based compensation	-	-	1,002,553	-	-	1,002,553
Net loss	-	-	-	-	(4,648,724)	(4,648,724)

Balance, December 31, 2004	28,310,394	$15,059,286	$2,711,769	$-	$(16,568,665)	$1,202,390

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ EQUITY (CONTINUED)

FOR THE PERIOD JANUARY 17, 1983 (INCEPTION) TO DECEMBER 31, 2007

(IN CANADIAN DOLLARS)

					Deficit
					Accumulated
			Additional	Share	During the
	Common stock		Paid-in	Subscriptions	Development
	Shares	Amount	Capital	Received	Stage	Total

Balance, December 31, 2004	28,310,394	$15,059,286	$2,711,769	$-	$(16,568,665)	$1,202,390

Issued for cash	9,365,100	3,802,012	-	-	-	3,802,012
Reduction from sale of tax benefits
relating to flow-through shares	-	(228,971)	-	-	-	(228,971)
Stock-based compensation	-	-	139,799	-	-	139,799
Fair value of broker warrants	-	-	25,974	-	-	25,974
Net loss	-	-	-	-	(3,332,394)	(3,332,394)

Balance, December 31, 2005	37,675,494	18,632,327	2,877,542	-	(19,901,059)	1,608,810

Issued for cash	11,647,120	6,794,659	-	-	-	6,794,659
Reduction from sale of tax benefits
relating to flow-through shares	-	(1,626,440)	-	-	-	(1,626,440)
Stock-based compensation	-	-	424,518	-	-	424,518
Fair value of broker warrants	-	-	114,137	-	-	114,137
Net loss	-	-	-	-	(5,383,528)	(5,383,528)

Balance, December 31, 2006	49,322,614	23,800,546	3,416,197	-	(25,284,587)	1,932,156

Issued for cash	10,897,978	17,353,323	-	-	-	17,353,323
Reduction from sale of tax benefits
relating to flow-through shares	-	(305,994)	-	-	-	(305,994)
Stock-based compensation	-	-	1,085,653	-	-	1,085,653
Fair value of broker warrants	-	-	482,700	-	-	482,700
Net loss	-	-	-	-	(9,522,698)	(9,522,698)

Balance, December 31, 2007	60,220,592	$40,847,875	$4,984,550	$-	$(34,807,285)	$11,025,140

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

CONSOLIDATED STATEMENTS OF CASH FLOWS

(IN CANADIAN DOLLARS)

				Results of
				operations from
				January 17, 1983
				(inception) to
	Years ended December 31,			December 31,
	2007	2006	2005	2007

CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(9,522,698)	$(5,383,528)	$(3,332,394)	$(34,807,285)
Non cash items
Depreciation	14,528	7,493	6,780	38,196
Non-cash expenses	-	-	-	1,442,448
Stock-based compensation	1,085,653	424,518	139,799	3,547,864
Deferred income tax recovery	(305,994)	(1,626,440)	(228,971)	(2,399,876)
Changes in operating assets and liabilities:
Recoverable taxes	(258,372)	(167,671)	4,178	(486,721)
Mining tax credits	(1,238,700)	-	-	(1,238,700)
Prepaid expenses	(48,764)	(2,586)	11,258	(95,866)
Accounts payable and accrued liabilities	452,290	199,401	(12,023)	740,832
Due to related party	1,484	-	-	1,484

NET CASH FLOWS USED IN OPERATING
ACTIVITIES	(9,820,573)	(6,548,813)	(3,411,373)	(33,257,624)

CASH FLOWS FROM INVESTING
ACTIVITIES
Reclamation bond	-	(60,000)	(50,700)	(187,900)
Purchases of equipment	(29,585)	(22,013)	(9,054)	(88,551)

NET CASH FLOWS USED IN INVESTING
ACTIVITIES	(29,585)	(82,013)	(59,754)	(276,451)

CASH FLOWS FROM FINANCING
ACTIVITIES
Proceeds from share issuance, net of issuance costs	17,836,023	6,908,796	3,827,986	43,241,989
Net increase (decrease) in restricted cash	163,058	539,750	(102,542)	-

NET CASH FLOWS PROVIDED BY
FINANCING ACTIVITIES	17,999,081	7,448,546	3,725,444	43,241,989

NET INCREASE IN CASH	8,148,923	817,720	254,317	9,707,914

CASH, BEGINNING	1,558,991	741,271	486,954	-

CASH, ENDING	$9,707,914	$1,558,991	$741,271	$9,707,914

The Company did not make any cash payments for interest or tax expenses during the current and prior years.

The accompanying notes are an integral part of these consolidated financial statements.

HARD CREEK NICKEL CORP.
(An Exploration Stage Company)

NOTES TO THE CONSOLIDATED FINANCIAL STATMENTS

NOTE 1 - BASIS OF PRESENTATION

Hard Creek Nickel Corp. (the “Company”) (formerly Canadian Metals Exploration Ltd.), is an exploration company focusing on its Turnagain Nickel property in the Liard Mining Division in Northern British Columbia, Canada. The Company is a reporting issuer in British Columbia and Alberta, and trades on the TSX Venture Exchange under the symbol HNC. Funding for operations is raised primarily through share offerings.

These consolidated financial statements have been prepared under a going concern assumption which contemplates the Company will continue operations and realize the carrying value of assets and discharge its liabilities in the normal course of business. Should the going concern assumption not continue to be appropriate, further adjustments to carrying values may be required. The ability of the Company to continue as a going concern is dependent upon raising additional capital and ultimately on generating future profitable operations.

As at December 31, 2007, the Company had stockholders’ equity of $11,025,140 but has incurred significant losses since inception and further losses are anticipated in its continual exploration of mineral properties raising substantial doubt as to the Company’s ability to continue as a going concern. The Company will require significant additional financial resources and will be dependent on future financings to fund its ongoing exploration activities. Management expects to raise capital through private placements as required to meet operating budgets.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
These consolidated financial statements of the Company have been prepared in accordance with generally accepted accounting principles (“GAAP”) in the United States of America and are presented in Canadian dollars. All intercompany balances and transactions have been eliminated.

Development Stage Company
The Company is considered to be in the development stage, pursuant to Statement of Financial Accounting Standards (“SFAS”) No. 7, “Accounting and Reporting by Development Stage Enterprises.”

Use of estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. The Company regularly evaluates estimates and assumptions. The Company bases its estimates and assumptions on current facts, historical experience and various other factors that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities and the accrual of costs and expenses that are not readily apparent from other sources. The actual results experienced by the Company may differ materially and adversely from the Company's estimates. To the extent there are material differences between the estimates and the actual results, future results of operations will be affected. The most significant estimates with regard to these financial statements relate to the determination of fair value for stock-based compensation and useful lives of assets and deferred income tax rates and timing of the reversal of income tax differences.

Cash and cash equivalents
Cash and cash equivalents include cash and short term investments with a maturity of 90 days or less from the date of investment.

Equipment
Equipment is recorded at cost and amortized over its estimated useful life on a 20%-30% declining balance method. In the year of acquisition, only one-half of the amortization is recorded.

Mineral Property Costs
The Company has adopted recommendations from the Emerging Issues Task Force (“EITF”) – EITF Abstract 04-2: “Whether Mineral Rights Are Tangible or Intangible Assets”. In accordance with the EITF, acquisition costs for mineral rights are accounted for as tangible assets and shown as a separate component of property, plant, and equipment. Since the adoption of EITF 04-2, the Company did not incur any mineral property acquisition costs. Costs relating to exploration and development are expensed as incurred until such time as economic reserves are quantified. To date, the Company has not established any proven reserves on any of its mineral properties.

Financial Instruments
The fair value of the Company's financial instruments, consisting of cash, reclamation band, recoverable taxes, mining tax credits, restricted cash, accounts payable and amount due to related party, is estimated to be equal to their carrying value. It is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Foreign Currency Translation
The financial statements are presented in Canadian dollars. In accordance with Statement of Financial Accounting Standards (“SFAS”) No. 52, “Foreign Currency Translation”, foreign denominated monetary assets and liabilities are translated to their Canadian dollar equivalents using foreign exchange rates that prevailed at the balance sheet date. Non-monetary assets and liabilities are translated at exchange rates prevailing at the transaction date. The resulting gains and losses from these foreign currency translation adjustments are included as a component of stockholders’ equity. Revenue and expenses are translated at average rates of exchange during the year. Gains or losses resulting from these foreign currency transactions are included in results of operations.

Asset Retirement Obligations
The Company recognizes a liability for asset retirement obligations in the period in which they are incurred and in which a reasonable estimate of such costs can be made. Asset retirement obligations include obligations where the Company will be required to retire tangible long-lived assets such as mineral exploration sites. The asset retirement obligation is measured at fair value and recorded as a liability and capitalized as part of the cost of the related long-lived asset as an asset retirement cost. The asset retirement obligation accretes until the time the asset retirement obligation is expected to settle while the asset retirement costs included in oil and gas properties are amortized using the unit-of-production method.

Amortization of asset retirement costs and accretion of the asset retirement obligation are included in depletion, depreciation, and accretion. Actual asset retirement costs are recorded against the obligation when incurred. Any difference between the recorded asset retirement obligations and the actual retirement costs incurred is recorded in depletion, depreciation, and accretion.

Impairment of long-lived assets
The carrying values of long-lived assets with fixed or determinable lives are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Impairment determinations are based on management's estimates of undiscounted and discounted future net cash flows expected to be recovered from specific assets or groups of assets through use or future disposition. Impairment charges are recorded in the period in which determination of impairment is made by management.

Assets with indefinite or indeterminable lives are not amortized and are reviewed for impairment on a reporting period basis using management’s fair value determinations of estimated recoverable value.

Environmental
Environmental expenditures are expensed or capitalized depending on their future economic benefit. Expenditures that relate to an existing condition caused by past operations and that have no future economic benefits areexpensed. Liabilities for expenditures of a non-capital nature are recorded when an environmental assessment and/or remediation is probable, and the costs can be reasonably estimated.

Mining tax credits
Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency.

Stock-Based Compensation
On January 1, 2006, the Company adopted SFAS No. 123 (revised 2004) (SFAS No. 123R), Share-Based Payment, which addresses the accounting for stock-based payment transactions in which an enterprise receives employee services in exchange for (a) equity instruments of the enterprise or (b) liabilities that are based on the fair value of the enterprise’s equity instruments or that may be settled by the issuance of such equity instruments. In January 2005, the Securities and Exchange Commission (SEC) issued Staff Accounting Bulletin (SAB) No. 107, which provides supplemental implementation guidance for SFAS No. 123R. SFAS No. 123R eliminates the ability to account for stock-based compensation transactions using the intrinsic value method under Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees, and instead requires that such transactions be accounted for using a fair-value-based method. The Company uses the Black-Scholes-Merton (“BSM”) option-pricing model to determine the fair-value of stock-based awards under SFAS No. 123R.

Income Taxes
The Company has adopted SFAS No. 109 - "Accounting for Income Taxes". SFAS No. 109 requires the use of the asset and liability method of accounting of income taxes. Under the asset and liability method of SFAS No. 109, deferred tax assets and liabilities are recognized for the future tax consequences attributable to temporary differences between the financial statements carrying amounts of assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

In June 2006, the Financial Accounting Standards Board (“FASB”) issued Interpretation No. 48, "Accounting for Uncertainty in Income Taxes, an interpretation of FASB Statement No. 109" ("FIN 48"). FIN 48 clarifies the accounting for uncertainty in income taxes by prescribing a two-step method of first evaluating whether a tax position has met a more likely than not recognition threshold and, second, measuring that tax position to determine the amount of benefit to be recognized in the financial statements. FIN 48 provides guidance on the presentation of such positions within a classified balance sheet as well as on de-recognition, interest and penalties, accounting in interim periods, disclosure and transition. FIN 48 was adopted by the Company on January 1, 2007.

Other Comprehensive Income (Loss)
SFAS No. 130, "Reporting Comprehensive Income", establishes standards for the reporting and display of comprehensive loss and its components in the financial statements. For the years ended December 31, 2007 and 2006, the only components of comprehensive loss were foreign currency translation adjustments.

Flow-Through Shares
Under United States GAAP when flow-through shares are issued, the proceeds are allocated between the issue of shares and the sale of tax benefits. The value assigned to the sale of tax benefits is determined as the difference between the market price of a non-flow-through common share and the issue price of a flow-through common share. This value is recorded as a liability when the flow-through shares are issued and stockholders’ equity is reduced accordingly. Upon the Company renouncing the related tax benefits in favour of the subscribers, the liability is reversed and a deferred tax liability is recognized with the difference between the liability and the deferred tax liability recorded as deferred tax expense. The deferred tax liability recorded can be offset by any previously unrecognized non-capital losses carried forward and a deferred tax expense recovery is recorded if available.

Loss Per Share
The Company computes loss per share in accordance with Statement SFAS No. 128, “Earnings per Share” which requires presentation of both basic and diluted earnings per share on the face of the statement of operations. Basic loss per share is computed by dividing net loss available to common stockholders by the weighted average number of outstanding common shares during the period. Diluted loss per share gives effect to all dilutive potential common shares outstanding during the period including stock options and warrants, using the treasury method, and preferred stock, using the if-converted method. Dilutive loss per share excludes all potential common shares if their effect is anti-dilutive.

Recent Accounting Pronouncements
In December 2007, the FASB issued SFAS No. 160, “Non-controlling Interests in Consolidated Financial Statements” (“SFAS No. 160”). This Statement amends Accounting Research Bulletin (ARB) No. 51 to establish accounting and reporting standards for the non-controlling (minority) interest in a subsidiary and for the deconsolidation of a subsidiary. It clarifies that a non-controlling interest in a subsidiary is an ownership interest in the consolidated entity that should be reported as equity in the consolidated financial statements will have no impact. SFAS No. 160 is effective for the Company’s fiscal year beginning January 1, 2009. Management has determined that the adoption of this standard will not have an impact on the Company’s financial statements.

In December 2007, the FASB issued SFAS 141R, Business Combinations, SFAS 141R replaces SFAS 141. The statement retains the purchase method of accounting for acquisitions, but requires a number of changes, including changes in the way assets and liabilities are recognized. Management has determined that the accounting standard will have no effect on the Company.

In March 2008, the FASB issued SFAS No. 161, Disclosures about Derivative Instruments and Hedging Activities. SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. SFAS 161 achieves these improvements by requiring disclosure of the fair values of derivative instruments and their gains and losses in a tabular format. It also provides more information about an entity’s liquidity by requiring disclosure of derivative features that are credit risk-related. Finally, it requires cross-referencing within footnotes to enable financial statement users to locate important information about derivative instruments. SFAS 161 will be effective for financial statements issued for fiscal years and interim periods beginning on january 1, 2009, will be adopted by the Company beginning in the first quarter of 2009. The Company does not expect there to be any significant impact of adopting SFAS 161 on its financial position, cash flows and results of operations.

On December 21, 2007, the Securities and Exchange Commission issued Staff Accounting Bulletin (“SAB”) No. 110. SAB 110 provides guidance to issuers on the method allowed in developing estimates of expected term of "plain vanilla" share options in accordance with SFAS No. 123(R), "Share-Based Payment". The staff will continue to accept, under certain circumstances, the use of a simplified method beyond December 31, 2007 which amends question 6 of Section D.2 as included in SAB 107, "Valuation of Share-Based Payment Arrangements for Public Companies", which stated that the simplified method could not be used beyond December 31, 2007. SAB 110 is effective January 1, 2008 for the Company. The Company is currently evaluating the potential impact, if any, that the adoption of SAB 110 will have on its financial statements.

NOTE 3 – MINERAL PROPERTY

Turnagain Nickel Property

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in northern British Columbia and totalling 30,544 hectares. One of the claims is subject to a 4% net smelter return (“NSR”). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2007, the Company incurred costs totalling $7,182,030 (2006 - $5,509,087), net of mining tax credits of $1,566,304, for exploration and development on the Turnagain property.

The company also has 100% interest in four other mineral properties in the vicinity of the Turnagain property including the Green, Cot, Lunar and the Lime.

Two of the properties, Green and Cot, were acquired in 2004, by staking, and have been mapped and sampled by exploration crews. There was no work undertaken on these properties in 2007.

In March 2006, the Company acquired, by staking, the Lunar property located approximately 130km southeast of the Turnagain property, the size of this claim block is approximately 2,410 hectares. No work on the claims was undertaken in 2007.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island, the size of this claim block is approximately 8,495 hectares. During the year ending December 31, 2007 the Company incurred costs totalling $25,305 on the Conuma claim (2006 - $Nil).

In April 2007, the Company acquired The Nootka claims, located 28km south of the Conuma claims by map staking. The claims cover an area of approximately 1,970 hectares. No work on the claims was completed in 2007.

During the first quarter of 2007, the company abandoned the Frog, Serp, Weedon, Lexa, Cry Lake and Pitman claim blocks.

NOTE 4 – CAPITAL STOCK

In March 2007, the Company completed a non-brokered private placement for 250,000 flow-through common shares at $2.00 per share for total proceeds of $500,000.

In May 2007, the Company completed a brokered private placement of 1,119,268 flow-through common shares at a price of $2.80 per share for gross proceeds of $3,133,950 and 5,419,603 non flow-through units at a price of $2.20 per unit for gross proceeds of $11,923,127.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share on or before November 22, 2008. The fair value of the warrant included in the unit was determined to be $0.46.

As consideration for their services under the brokered private placement, the Agents received a cash commission of $1,053,994 and 653,887 share purchase warrants valued at $482,700. These costs were offset against the gross proceeds. The Agent Warrants are exercisable into one common share at $2.80 for a period of 18 months.

The Company also completed a non brokered private placement of 35,700 flow-through common shares at a price of $2.80 per share for gross proceeds of $99,960 and 20,000 non flow-through units at a price of $2.20 per unit for gross proceeds of $44,000.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share with an expiry of 18 months or November 29, 2008. The fair value of the warrant included in the unit was determined to be $0.56.

During the year, the Company incurred other share issue costs of $80,897 for legal and filings fees.

During the year, 292,500 share purchase options were exercised for total cash proceeds of $192,250.

During the year, 3,760,907 share purchase warrants, with exercise prices ranging from $0.50 to $1.40 per share, were exercised for total cash proceeds of $3,077,626.

Stock Options

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding, The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX Venture Exchange. A summary of the Company’s stock option activity is as follows:

Stock Options

	December 31, 2007		December 31, 2006
		Weighted		WeightedA
		Average		verage
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	3,745,000	$0.74	2,385,000	$0.72
Granted	1,142,500	1.97	1,515,000	0.76
Exercised	(292,500)	0.66	(130,000)	0.61
Cancelled	-	-	(25,000)	0.60
Balance, end of year	4,595,000	$1.05	3,745,000	$0.74
Exercisable, at end of year	4,107,500	$0.99	3,545,000	$0.74

During the year ended December 31, 2007, the Company granted a total of 1,142,500 stock options to consultants and employees. The stock options were determined to have a fair value of $1,213,319 or $1.06 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value is to be recognized in the statement of operations at $1,074,596 and $138,723 for the 2007 and 2008 fiscal periods, respectively.

During the year ended December 31, 2006, the Company granted a total of 1,515,000 stock options to consultants and employees. The stock options were determined to have a fair value of $479,446 or $0.32 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value of the grants was recognized in the statement of operations at $424,518 and $11,059 for the 2006 and 2007 fiscal periods, respectively.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2007	2006

Risk-free interest rate	4.87	4.00

Dividend yield	0%	0%

Volatility factor	63-67%	57%

Expected option life	2-5 Yrs.	2-5 Yrs.

As of December 31, 2007, 4,107,500 stock options have vested and 487,500 stock options remain unvested. The weighted average remaining lives of the vested and unvested stock options are 2.19 years and 2.54 years, respectively.

Share purchase warrants

The Company issues whole share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company’s share purchase warrant activity is as follows:

	2007		2006
Balance, beginning of year	4,001,920	$0.88	9,791,051	$0.55
Issued	3,373,689	2.96	2,811,920	1.04
Exercised	(3,760,907)	0.82	(6,790,284)	0.51
Expired	(241,013)	1.40	(1,810,767)	0.81
Balance, end of year	3,373,689	$2.96	4,001,920	$0.88

The weighted average remaining life of all outstanding share purchase warrants is 0.90 years.

NOTE 5 - RELATED PARTY TRANSACTIONS

The Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers for the years ended December 31:

	2007	2006

Geological and project management services	$456,978	$416,282
Management fees	109,000	88,750
Consulting fees	-	6,479
Stock-based compensation	-	295,773

	$565,978	$807,284

Related party transactions have been recorded at their exchange amount, which is the amount agreed to by the related parties. At December 31, 2007 there was one director who was owed $1,484 for unpaid fees.

NOTE 6 - CONTINGENCIES

In February 2004, the Company filed an action in the Supreme Court of British Columbia against a former consultant to the Company, seeking the transfer to the Company of claims contiguous to the Turnagain property which were staked for the benefit of the former consultant. The suit commenced in the B.C. Supreme Court in May 2006, and judgment in favour of the Company was rendered in July 2006. Title to the disputed claims was transferred to the Company in July 2006. The Court further ordered the former consultant to pay the Company a portion of its legal costs. The former consultant subsequently filed a Notice of Appeal of the order. This appeal was heard and dismissed by the British Columbia Court of Appeal on April 30, 2007 and $19,399 in previously expensed legal costs was recovered.

In July 2004, Quorum Capital Corp. (believed to be controlled by the former consultant) filed a counter suit against the Company, claiming, among other things, loss of economic opportunity with respect to the above mentioned claims.

In August 2004, Stewart Jackson, a former director, issued a writ of summons in which he claimed the sum of $17,500 pursuant to an alleged consulting contract. The Company denies any liability and has defended the claims on the basis that it had tendered all monies owing to Mr. Jackson. In December 2004, the Company issued a counterclaim against Mr. Jackson wherein the Company claimed damages for actions of Mr. Jackson which resulted in the issuance of a cease trade order against the Company and the damages suffered by the Company from the resulting investigation by the B.C. Securities Commission. Further damages were claimed in the counterclaim in respect of payments made to Mr. Jackson which the Company alleges he was not entitled to. The Company further claims the recovery of 113,636 shares and 113,636 share purchase warrants issued by the Company to Mr. Jackson with the funds that the Company maintains were not payable to Mr. Jackson.

In December 2004, the Company filed a counter claim against Quorum Capital Corp. and Mr. Wolf Wiese, alleging that Quorum and Mr. Wiese engaged in a series of transactions through which Quorum improperly received $327,249 and 1,418,711 securities issued by the Company. The Company also claimed for damages in relation to a B.C. Securities Commission proceeding in which the Company was penalized $20,000 for disclosure infractions under NI 43-101.

In January 2005, Quorum Capital Corp. and Mr. Wolf Wiese commenced an action against the Company and Mr. Mark Jarvis, the Company President, for libel, contending that the December 17, 2004 news release issued by the Company with respect to the Company’s counterclaims was libellous and untrue.

Other than the February 2004 dispute which rendered a judgment in favour of the Company, none of the other claims and/or counterclaims of the Company, Mr. Jackson, Quorum, or Mr. Wiese have been proven in court. The outcome of these legal proceedings and the potential for loss, if any, is presently not determinable nor can the amount of the claims and unspecified damages be quantified. The Company has not made any provision in these financial statements with respect to these matters.

NOTE 7 - COMMITMENTS

The Company entered into a rental lease agreement for its premise requiring minimum payments of $3,521 per month from October 1, 2006 to April 30, 2008 and $4,073 per month from May 1, 2008 up to the lease expiration date of September 30, 2011.

Future aggregate minimum lease payments under the agreement are as follows:

Years ending December 31,
2008	$46,672
2009	48,880
2010	48,880
2011	40,733

$185,165

NOTE 8 – INCOME TAXES

As of December 31, 2007, the Company had net operating losses carried forward of approximately $5,900,000 that may be available to reduce future years' taxable income and will expire between the years 2008 and 2027. Deferred tax benefits which may arise as a result of these losses have not been recognized in these financial statements, as their realization is determined not likely to occur and accordingly, the Company has recorded a valuation allowance for the deferred tax asset relating to these tax losses carried forward.

The significant components of the Company’s deferred income taxes are as follows:

	2007	2006

Tax value of mineral properties in excess of carrying value	$10,869,576	$5,149,160
Tax value of equipment in excess of carrying value	38,198	35,298
Non-capital loss carry forwards	5,932,576	3,694,115

	16,840,350	8,878,573
Estimated corporate income tax rate	29.7%	34.1%

Potential deferred income tax asset	5,001,584	3,027,593
Less: recognized as deferred tax expense recovery	(305,994)	(1,626,440)
Less: valuation allowance	(4,695,590)	(1,401,153)

Net deferred income tax asset	$-	$-

As the criteria for recognizing future income tax assets have not been met due to the uncertainty of realization, a full valuation allowance was recorded for the current and prior year.

NOTE 9 – SUBSEQUENT EVENTS

On April 3, 2008, the Company granted an extension and repriced 2,719,802 share purchase warrants issued in connection with the May 2007 private placements. The warrants exercise price was amended to $1.00 per common share from $3.00 per share. The warrants were also granted an additional six month extension from their original expiry dates of November 22, 2008 and November 29, 2008. The amended warrants are subject to a forced exercise provision, whereby, if the Company’s shares trade at a price greater than $1.20 for 10 consecutive days, then the warrants may be exercised for a 30 day period or expire.

Item 19        Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

4.	Material Contracts

4.1	Surface Drilling contract between Hard Creek Nickel Corporation and DJ Drilling (2004) Ltd. Dated April 4, 2007 (1)

4.2	Consulting Agreement between Hard Creek Nickel Corporation and JA Chapman Mining Services dated November 18, 2005 (1)

4.3	Investor Relations Agreement between Hard Creek Nickel Corporation and Martin E. Janis & Company, Inc. dated July 15, 2006 (1)

4.4	Financial Advisory Services Agreement between Hard Creek Nickel Corporation and The Balloch Group dated May 29, 2006 (1)

4.5	Services Agreement between Hard Creek Nickel Corporation and T1 Solutions Corp. dated July 14, 2006 (1)

4.6	Investor Relations Agreement between Hard Creek Nickel Corporation and Marketsmart Communications Inc. dated September 13, 2006(2)

4.7	Media Consulting Agreement between Hard Creek Nickel Corporation and Jay Oness dated March 1, 2007(3)

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*

13.	Section 906 Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*

15.	Additional Exhibits

15.1	Consent of Ronald G. Simpson*

15.2	Consent of N.C. Carter*

15.3	Consent of Neil Froc*

15.4	Consent of Tony Hitchins*

*Filed herewith.

(1)Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.

(2)Previously submitted with our Registration Statement on Form 20-F/A filed on January 26, 2007 .

(3)Previously submitted with our Registration Statement on Form 20-F/A filed on April 6, 2007.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HARD CREEK NICKEL CORPORATION

/s/ Brian Fiddler
Brian Fiddler
Chief Financial Officer

Date: June 30, 2008