Form 20-F
period 2008-12-31
HARD CREEK NICKEL CORP
filed 2009-06-23
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

OR

[ ] SHELL COMPANY PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

For the transition period from ____________to ____________

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

There were 60,370,592 Common Shares without par value issued and outstanding as at June 17, 2009.

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
[ ] YES [X] NO

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).
[ ] YES [ ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer
[ ] Accelerated filer [ ] Non-accelerated filer [X]

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

The financial statements of Hard Creek for the years ended December 31, 2006, 2007 and 2008 have been reported on by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

Item 1	Identity of Directors, Senior Management and Advisers

A.	Directors and Senior Management

The Directors and the senior management of our company as of June 17, 2009 are as follows:

Name	Business Address	Function
Mark Jarvis	1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Canada	As President, Chief Executive Officer and director, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.
George Sookochoff	#503-1771 Nelson Street Vancouver, BC V6M 1M6 Canada	As a non-executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner	PO Box 10 McLeese Lake, BC V0L 1P0 Canada	As a non-executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis	2838 Carnation Street North Vancouver, BC V7H 1L8 Canada	As a non-executive director, Mr. Davis is responsible for the corporate governance of our company.
Brian Fiddler	408 Shiles Street New Westminster, BC V3L 3K4 Canada	As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Tony Hitchins	1060-1090 West Georgia Street Vancouver, BC V6E 3V7 Canada	As Chief Operating Officer, Mr. Hitchins
is responsible for the project management,
field management and logging core,
supervision of exploration on the
Turnagain Nickel Project, hiring field
staff and maintaining claims in good
standing. (Mr. Hitchins ceased to be
COO on June 2, 2008.)
Neil Froc	42621 Canyon Road Lindell Beach, BC V2R 5B8 Canada	As Executive Vice President, Mr. Froc is responsible for the management of engineering and technical studies including infrastructure and socio- economic project development.
Leslie Young	5991 Gibbons Drive Richmond BC V7C 2C6 Canada	As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

B.	Advisers

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

The following table summarizes selected financial data for our company for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this registration statement and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 –Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars)

Fiscal Years Ended December 31

US GAAP	2008 Audited	2007 Audited	2006 Audited	2005 Audited	2004 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$5,480,641	$8,960,241	$5,738,018	$3,332,394	$4,648,724
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$40,287,926	$34,807,285	$25,847,044	$20,109,026	$16,776,632
Depreciation	$20,860	$14,528	$7,493	$6,780	$6,076
General and Administrative Expenses	$2,072,166	$1,654,437	$1,049,305	$570,745	$1,104,084
Mineral Property Exploration Costs	$3,522,375	$7,182,030	$5,509,087	$2,679,212	$2,987,287
Other Income	$565,874	$440,586	$1,660,137	$237,508	$249,376
Basic and Diluted Net Loss per Share	$0.09	$0.16	$0.14	$0.11	$0.20
Assets	$6,685,512	$11,767,456	$2,220,698	$1,697,951	$1,303,553
Current Assets	$6,429,027	$11,529,201	$1,834,442	$846,465	$607,583
Capital Stock	$40,976,100	$40,847,875	$23,800,546	$18,632,327	$15,059,286
Common Stock (adjusted to reflect changes in capital)	60,370,592 common shares	60,220,592 common shares	49,322,614	37,675,494	28,310,394
Basic and Diluted Net Loss per Common Share	$0.09	$0.16	$0.14	$0.11	$0.20
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

B.	Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 17, 2009, we had 60,370,592 Common Shares and no Class A Preference Shares issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and capitalization as of December 31, 2008. You should read this table in conjunction with the audited and unaudited financial statements and accompanying notes included in this registration statement.

As at December 31, 2008
(Stated in Canadian Dollars)

Liabilities
Current, unsecured and unguaranteed	$172,741
Current, secured and guaranteed	-
$172,741

Shareholders’ Equity
Common stock	$40,976,100
Additional paid-in capital	5,447,894
Deficit	(40,287,926)
$6,136,068

C.	Reasons for the Offer and Use of Proceeds

Not applicable.

D.	Risk Factors

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $4,125,235, recoverable taxes of $28,286 and mining tax credits of $2,222,020 as of December 31, 2008. We estimate our average monthly operating expenses to be approximately $163,000. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2009, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we have sufficient funds for the 12 month period ending December 31, 2009, but we will need to raise further capital very soon thereafter in the approximate amount of $20,000,000 to $30,000,000. We do not currently have any arrangements for financing and we may not be able to find such financing if required. We cannot be sure that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing would likely result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties, our company would never increase in value and investors would never see a return on their investment.

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

Risks Relating to our Securities

Trading in our common shares on the Toronto Stock Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

Our common shares are currently listed on the Toronto Stock Exchange under the symbol ‘HNC’. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. As at June 17, 2009, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 8,162,302 of our common shares which, if exercised, would represent approximately 14 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 32 hours per week, which is approximately 80% of his working hours, to the management of our company. George Sookochoff, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company.

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

Our common shares are listed on the Toronto Stock Exchange under the symbol “HNC”.

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

In April, 2004, we staked three claim blocks in northern British Columbia. The staked properties varied in size from 1,500 to 5,500 hectares and totaled 9,000 hectares and were located in northern British Columbia, between 20km west and 100km northwest of the Turnagain property. After preliminary site investigations it was decided that all of these properties did not warrant further work and subsequently these claims were allowed to lapse. They are no longer owned by the company.

In January and February, 2005 we acquired, by staking on-line, four additional claim blocks in central and northern British Columbia for a total area of approximately 27,140 hectares. Some reconnaissance prospecting was completed on the claims with no further work warranted. All of the claims were allowed to lapse and are no longer owned by the company.

In September, 2005 we acquired by staking on-line, one additional claim block of approximately 1,906 hectares located approximately 50km north of the Turnagain property. Some reconnaissance prospecting was completed on the claim with no further work warranted. The claim block was allowed to lapse and is no longer owned by the company.

In March, 2006 we acquired by staking on-line, one additional claim block of approximately 4,489 hectares located approximately 130km southeast of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2006. It was determined that no further work was warranted and the claims were allowed to lapse in 2008. They are no longer owned by the company.

In May, 2006 we acquired by staking on-line, two additional claim blocks which are known as the Lime 1 and Lime 2 properties. They consist of approximately 1,133 hectares and are located approximately 15km and 35km west of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2006 with additional follow up work completed in 2008. Work was filed on the properties with the expiry date of the properties extended until September 30, 2010.

In July, 2006 we acquired by staking on-line, one additional claim block consisting of approximately 18,050 hectares located on the west side of Vancouver Island approximately 130km west of Campbell River, B.C. Some reconnaissance prospecting was completed in late 2006. It was determined that no further work was warranted and the claims were allowed to lapse in 2008. They are no longer owned by the company.

On October 11, 2006 we acquired by legal action, one additional claim block which is known as the Bobner property. It consists of approximately 150 hectares and is located approximately 8km west of the Turnagain property. Some reconnaissance prospecting was completed in the summer of 2008. An additional area of 305 hectares contiguous to the existing claim area was added by map staking in August 2008. Work was filed on the property with the expiry date of the properties extended until July 5, 2012.

On April 16, 2007 we acquired by staking on-line, one additional claim block consisting of approximately 1,971hectares located on the west side of Vancouver Island approximately 45km southwest of Gold River, B.C. Some reconnaissance prospecting was completed on the claim in 2008 with no further work warranted. The claim block was allowed to lapse and is no longer owned by the company.

On August 25, 2008 we acquired by staking on-line, one additional claim block known as the Dease Lime property. It consists of approximately 780 hectares and is located approximately 48km west of the Turnagain property. Some reconnaissance prospecting is scheduled for the summer of 2009.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2008, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure during this period was CAN$25,400,000.

As of December 31, 2008, we had approximately $6,376,000 in cash or cash equivalents on hand, which is sufficient to cover our operating costs for at least 20 months based on an estimated $163,000 per month plus our anticipated 2009 exploration program of approximately $3,100,000.

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

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own four very early stage, mineral properties in British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties. We intend to conduct prospecting and sampling on the Dease Lime property in 2009.

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

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 70km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the transmission line at Meziadin Junction, 300km south along the highway. If a mineral resource is found on our Turnagain property, power generation would be required.

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

Governmental Regulations

Mining operations are subject to a wide range of national and provincial government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, and protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of native peoples, any of which could have the effect of reducing or preventing us from exploiting any of our properties.

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

If we locate a commercially viable mineral resource on any of our properties, we would be required to conduct extensive community consultations in northern British Columbia with both Aboriginal and non-Aboriginal groups, environmental surveys both on the property and along transportation corridors. We also would be required to develop a mining plan and a mine closure plan. These surveys and plans would be combined into a comprehensive Environmental Impact Statement and submitted to the British Columbia government for review and approval. Any development or exploitation of such a mineral resource would be subject to Canadian federal and provincial laws governing land use, protection of the environment, occupational health, waste disposal, toxic substances, mine safety and other matters. We had no material costs related to compliance and/or permits in recent years, and anticipate no material costs in the next year.

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

Where significant surface disturbance through road building and drill site preparation is planned, the Ministry of Energy, Mines and Petroleum Resources require a Reclamation Bond to cover the estimated reclamation costs if we fail to complete the reclamation. From 1996 to present, we have posted $187,900 in total reclamation bonds with the Ministry of Energy, Mines and Petroleum Resources.

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

The company has 100% interest in a number of mineral exploration properties located in British Columbia, of which the Turnagain is presently considered the most significant and is described below. The Bobner, Dease Lime, Lime 1 and Lime 2 are believed to contain favorable geology. We intend to conduct prospecting and sampling on the Turnagain and the Dease Lime properties in 2009.

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

The company has recently rented a warehouse near Vancouver in which to store drill core samples and to prepare composite samples for metallurgical testwork. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical testwork. This facility rents for $1850 per month on a six-month renewable lease. The cost to run the freezer is $105 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $88,000 located at our Vancouver Office and the Turnagain camp. We lease a photocopier at the rate of $700 per three months. The company leases a borehole survey tool on occasion at $7,000 per month during the June-November field season. Satellite internet and telephone service at our Turnagain camp costs $250 per month.

Our main mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property. The technical information regarding the Turnagain Property included in this section is based, in large part, on three technical reports:

1) Report on the 2003 Exploration Program, Turnagain Nickel Property, dated April 21, 2004, prepared by N. C. Carter Ph.D., P.Eng, in compliance with the requirements of National Instrument 43-101 and Form 43-101F1.

2) Preliminary Assessment on the Turnagain Property dated September 25, 2007 prepared by Tony Lipiec, P.Eng., Gerrit Vos, P. Eng. and Greg Kulla, P. Geo. of AMEC Americas Limited in conjunction with Ron Simpson, P.Geo, in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

3) Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson, P.Geo, dated March 29, 2007, and prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

The Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission and the TSX Venture Exchange. Dr. Carter, Tony Lipiec, Gerrit Vos, Greg Kulla and Mr. Ronald G. Simpson are “qualified persons” as the term is defined under National Instrument 43-101.

Exploration data collected during the 2003 to 2008 exploration programs was done under the supervision of Neil Froc, P. Eng., and Tony Hitchins, M.Sc., all employees of Hard Creek Nickel Corporation.

Location and Accessibility

The Turnagain Property consists of 57 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver. Please see the above map to see where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 30,300 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area.

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

A dirt airstrip, measuring approximately 930 meters long, constructed in the 1960s, and upgraded in early 2007, is situated within the claims on the northwest side of the Turnagain River and can accommodate small fixed wing aircraft. This airstrip is immediately adjacent to our current camp facility and core storage. Previous exploration programs have made use of camp facilities at Wheaton Creek (Boulder), which is about 15 km by road west of the Turnagain Property.

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

Description of Claims

Our Turnagain Property consists of 57 neighboring mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry date for the 57 claims in the Turnagain property as of June 2, 2009.

The following table shows details relating to Hard Creek Nickel Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004/jan/01	2019/jan/01
On-Line Cell Mineral Claims
501131	Drift 1	422.0	2005/jan/12	2019/jan/12
501168	Drift 2	421.8	2005/jan/12	2019/jan/12
501234	Drift 3	421.7	2005/jan/12	2019/jan/12
501298	Drift 4	421.8	2005/jan/12	2019/jan/12
508218	Dinah 1	407.2	2005/mar/03	2019/mar/03
508219	Dinah 2	407.1	2005/mar/03	2019/mar/03
508221	Dinah 3	406.9	2005/mar/03	2019/mar/03

508222	Dinah 4	406.7	2005/mar/03	2019/mar/03
508223	Dinah 5	407.1	2005/mar/03	2019/mar/03
508225	Dinah 6	407.1	2005/mar/03	2019/mar/03
508226	Dinah 7	254.6	2005/mar/03	2019/mar/03
508227	Dinah 8	407.3	2005/mar/03	2019/mar/03
508228	Dinah 9	135.5	2005/mar/03	2019/mar/03
508229	Dinah 10	203.4	2005/mar/03	2019/mar/03
528780	T1	67.7	2006/feb/23	2019/feb/23
528781	T2	203.3	2006/feb/23	2019/feb/23
528782	T3	152.6	2006/feb/23	2019/feb/23
528784	T4	288.3	2006/feb/23	2019/feb/23
528787	T5	169.6	2006/feb/23	2019/feb/23
528788	T6	270.2	2006/feb/23	2019/feb/23
528789	T7	422.5	2006/feb/23	2019/feb/23
528790	T8	253.6	2006/feb/23	2019/feb/23
Converted Legacy to On-Line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005/jan/14	2019/feb/18
510889	Flat 10, 13, 15	1627.9	2005/apr/18	2019/apr/07
510892	Flat 2, 6	1219.3	2005/apr/18	2019/apr/07
510910	Flat 9, 12, 14	1424.3	2005/apr/18	2019/apr/07
510911	Flat 1, 5	1066.9	2005/apr/18	2019/apr/07
510912	Flat 8, 11	779.9	2005/apr/18	2019/apr/07
511214	Hard 4, 6	979.9	2005/apr/20	2019/feb/18
511226	Hill 1, 2	1216.1	2005/apr/20	2019/feb/18
511227	Hill 3	506.7	2005/apr/20	2019/feb/17
511230	Hill 4, 5	760.5	2005/apr/20	2019/feb/17
511234	Hill 6	185.9	2005/apr/20	2019/feb/16
511244	Hard 5, 7	489.9	2005/apr/20	2019/feb/18
511251	Hard 8	473.4	2005/apr/20	2019/feb/17
511257	Hill 9, 10	1014.4	2005/apr/20	2019/feb/17
511279	Hard 9, 10	896.7	2005/apr/20	2019/feb/17
511304	Hill 7, 8	1149.7	2005/apr/21	2019/feb/17
511305	Hound 3	271.0	2005/apr/21	2019/sep/27
511306	Turn 2, Flat 7	881.2	2005/apr/21	2019/feb/19
511329	Hound 1, 2	1015.4	2005/apr/21	2019/sep/27
511330	Cub	592.6	2005/apr/21	2018/dec/01
511337	Cub 10, 18, Pup 1	1065.8	2005/apr/21	2018/dec/01
511340	Cub 17	253.9	2005/apr/21	2018/dec/01
511344	Turn 1, Bear 2	271.0	2005/apr/21	2019/feb/19
511347	Flat 3, 4	474.3	2005/apr/21	2019/apr/07
511348	Cub 2	389.4	2005/apr/21	2018/dec/01
511586	Pup 2	236.9	2005/apr/25	2019/jan/01
511593	Pup 3	101.5	2005/apr/25	2019/jan/01
511627	Cub 11	592.1	2005/apr/25	2018/dec/01
511628	Hard 1	709.0	2005/apr/25	2019/feb/18
511629	Hard 3	472.9	2005/apr/25	2019/feb/18
570454	Bear 1	456.8	2007/nov/22	2019/may/26
570455	Bear 19, Bear 21 to 28	237.0	2007/nov/22	2019/may/26

570456	Bear 3 to 18	220.2	2007/nov/22	2019/may/26
570457	Bear 20	16.9	2007/nov/22	2019/may/26

The last four cell claims in the list with an issue date of November 22, 2007 indicates a group of claims once held in trust by the Supreme Court of British Columbia. In February 2004, we filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to our company. The action sought the transfer to our company of claims neighboring the Turnagain property, which were staked in the name of Mr. Wiese. We believe that these claims should have been staked in the name of the Company. On July 10, 2006 the Supreme Court of British Columbia ordered that the claims be transferred to our company. The transfer of ownership was completed on October 11, 2006. Mr. Wiese has subsequently filed a Notice of Appeal of the Order. The appeal was heard and dismissed on April 30, 2007 in the British Columbia Court of Appeals with costs payable to the Company.

The following figure shows the claims for the Turnagain property listed above.

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

Our 2007 exploration program was completed by early November and included 24,325 meters of diamond drilling in 72 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical testwork was directed towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

Our 2008 exploration program was completed by early September and included 4,105 meters of diamond drilling in 15 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical testwork continued towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing. This testwork is on-going and will continue through 2009. Additional testwork will also be initiated in 2009 to determine the viability of the Activox® Process as the potential hydrometallurgical plant option.

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

Since October 2007 to the present John Hoffert, P.Eng. a consulting metallurgical engineer with Hoffert Processing Services (HPS) has been contracted as the Turnagain Project Manager and is supervising all metallurgical and mill process design work. Completed testwork includes;

  Crushing, grinding and abrasion testwork at SGS, Lakefield, Ontario
  Quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses at Xstrata Process Services, Sudbury, Ontario
  Flotation and optical mineralogy test work at G&T Laboratories, Kamloops, British Columbia

  Various hydrometallurgical tests at SGS Lakefield, Ontario under the supervision of Dr. David Dreisinger.

Jim Gulyas, P.Eng. of AMEC Americas Limited of Vancouver, B.C. was contracted in November 2008 to provide an overview of the hydrometallurgical plant options available to the Company to extract nickel and cobalt from the Turnagain concentrate. As a result of the overview the Company entered into an agreement in January 2009 with Norilsk Processing Technology Pty. Ltd. to determine the viability of the Activox® Process on Turnagain concentrate. This work will proceed in 2009.

Metallurgical testwork continues towards refining the parameters necessary for projecting actual mill performance. This testwork is being carried out by G&T Laboratories in Kamloops, B.C., and at Western Minerals Technology Pty Ltd (WMT) a division of Norilsk Processing Pty Ltd (NPT) of Perth, Australia. This work is being managed and supervised under the direction of Mr. John Hoffert, P.Eng. (HPS). Gary Johnson, WMT’s Managing Director will also be providing metallurgical consulting services to the Company.

Recommendations and Cost Estimate

The following program for the complete 2009 year for the Turnagain Property was recommended to our company by Neil Froc, P. Eng. in April of 2009. On-site field work will initiate on June 10, 2009 and should be completed within one month. Additional short (less than a week) site visits maybe required within 2009.

Project Management (Camp Watchman, Geologists, Professional Advisors, etc.)	$370,400
On-Site Work (transportation, camp costs, etc.)	$136,900
Software maintenance and upgrades	$8,400
Miscellaneous sample maintenance and re-run projects	$55,800
Permitting Studies (Further environmental, First Nations agreements and traditional use studies)	$624,000
Metallurgical test work and services	$711,400
Engineering Studies	$871,000
Contingencies @ 10%	$277,800
Total	$3,055,700

The program is directed primarily on refining the process parameters necessary for projecting actual mill performance, determining the viability of the Activox® Process as the potential hydrometallurgical plant option, and establishing solid First Nations relationships.

Item 5	Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007 should be read in conjunction with our financial statements and related notes included in this registration statement in accordance with “Item 8 – Financial Information”. Our financial statements included in this registration statement were prepared in accordance with United States generally accepted accounting principles.

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

During the year ended December 31, 2006 we incurred a net loss of $5,738,018 ($0.14 per share) compared to a net loss of $3,332,394 ($0.11 per share) for the year ended December 31, 2005. Our General and administrative expenses for 2006 were $1,049,305, up from $570,745 in the prior year. The increase of $478,560 can be attributed to the $237,837 increase in stock-based compensation and the $186,402 increase in investor relations expenses. Consulting fees in 2006 were $281,023 while in 2005, consulting fees were $218,528, an increase of $62,495. Professional fees of $204,250 in 2006 were down significantly from $101,417 the previous year. The current year expenses were higher due to legal and accounting expenses from preparing Form 20-F to allow the Company to register its securities in the United States and costs associated with the May 2006 trial against Mr. Wolf Wiese. In July 2006, a judgment in favor of the Company was rendered and Mr. Wiese appealed the decision which was heard and dismissed on April 30, 2007 in favor of the Company.

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

During fiscal 2007, the Company incurred a net loss of $8,960,241 ($0.16 per share) compared to a net loss of $5,738,018 ($0.14 per share) in fiscal 2006. Our General and administrative expenses for 2007 were $1,654,437, up from $1,049,305 in the prior year. The increase of $605,132 can be attributed to the $273,201 increase in investor relations stock-based compensation and the $399,872 increase in investor relations expenses. Consulting fees in 2007 were $979,706 while in 2006, consulting fees were $281,023, the increase of $698,683 is due primarily from the $683,707 increase in consulting stock based compensation. Professional fees of $147,111 in 2007 were down $57,000 from $204,250 the previous year.

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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

During fiscal 2008, the Company incurred a net loss of $5,480,641 ($0.09 per share) compared to a net loss of $8,960,241 ($0.16 per share) in fiscal 2007. Our General and administrative expenses for 2008 were $2,072,166, up from $1,654,437 in the prior year. The increase of $417,729 can be attributed to the $426,700 of financing costs associated with the re-pricing of share purchase warrants. Consulting fees in 2008 were $150,180 while in 2007, consulting fees were $979,706, the decrease of $829,526 is due primarily from the $812,452 decrease in consulting stock based compensation. Professional fees of $280,935 in 2008 were up $133,824 from $147,111 the previous year primarily from the Cornerstone Agreement with the Kaska Dena and the TSX application.

During the year ended December 31, 2008, the Company incurred exploration expenses of $3,522,375 on the Turnagain property (2007: $7,182,030). Drilling expenses for 2008 were 23% of the total exploration expense down significantly from the 54% in 2007.

Field activity resumed in June 2008, and prior thereto, efforts were focused on compiling and analyzing data from the 2007 program. The program was significantly smaller than the 2007 program with a total of 4,105 metres of diamond drilling in 15 holes. Four of these holes were drilled in the Cliff Zone area. One hole was abandoned in the Cliff Zone near the Turnagain River due to difficult overburden conditions.

One of the Horsetrail holes was drilled horizontal to test an area which has been selected as a potential adit site. An adit maybe required in 2009 to provide a bulk sample for future pilot plant testing. It also provided confirmation testing of the deposit geological model as well as valuable geotechnical information which will aid in developing future pit design parameters.

Another of the Horsetrail holes was drilled between the present proposed pit and the Turnagain River to provide hydrogeological and acid base accounting information which will be required as part of future environmental and pit design work. In addition, a similar shallow (30 metres) drill hole has been drilled at the southern end of the airstrip.

Field work was completed in early September 2008.

On June 17, 2008 a new resource estimate was completed by AMEC Americas Limited of Vancouver, B.C. The updated resource is a 45% increase in Measured resources and 14% increase in Indicated resources using all the new drill information from the 2007 exploration program. A total of 66,393 metres (217,825 feet) of diamond drilling in 257 drill holes were used in interpolating grade in the resource area. This total includes 16,533 metres of diamond drilling in 53 holes drilled in late 2007 which were not available for use in the 2007 resource estimate and results of a re-assay program on 4,317 samples completed in 2008.

Metallurgical testwork continued towards refining the parameters necessary for projecting actual mill performance. The testwork being carried out by Xstrata Process Support (XPS) in Falconbridge, Ontario was completed and a report on the results was received dated June 17, 2008. The XPS testwork consisted of quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses, one rougher and one cleaner test for mineralogy and metallurgical alignment.

SGS in Lakefield Ontario continued work on crushing, grinding, and abrasion testwork. A simulation summary on the suggested overall grinding circuit was provided by SGS on July 3, 2008. Additional work is being considered for finalizing the design parameters.

Additional hydrometallurgical testwork has also been completed at SGS under the direction of Dr. David Dreisinger with a draft summary letter report completed on June 22, 2008. The report outlines the simplified process design flow sheet which involves pressure leaching of the concentrate to dissolve copper, nickel and cobalt. It concludes that the hydrometallurgical testing on the two Hard Creek concentrates as provided has been highly successful. Dr. Dreisinger provided recommendations for the next steps in moving forward to develop the hydrometallurgical process.

Jim Gulyas, P.Eng. of AMEC Americas Limited of Vancouver, B.C. was contracted in November 2008 to provide an overview of the hydrometallurgical plant options available to the Company to extract nickel and cobalt from the Turnagain concentrate. As a result of the overview the Company entered into an agreement in January 2009 with Norilsk Processing Technology Pty. Ltd. to determine the viability of the Activox® Process on Turnagain concentrate. This work will proceed in the 2nd quarter of 2009.

Locked cycle and open cycle testwork of the Phase I Test Program at G&T Laboratories in Kamloops, B.C. has been completed. The optimum scoping test conditions have been determined. The locked cycle testing utilizing these conditions on the two major composites (A and B) and the open circuit testing on the first 16 variability composites has also been completed. An additional five low sulphur composites were collected and tested (Samples 17 to 21). A final report from G&T on the Phase I Testwork was received in October 2008.

The objective of the present Phase II testwork at G&T Laboratories is to develop a plant design using conventional grinding and flotation technology with reduction of nickel recovery losses in the cleaner circuit aimed at producing a concentrate for feed into the future hydrometallurgical plant. This work will also define the reagent scheme and nickel flotation kinetics for future pilot plant testing and plant design. This work should be completed in the 2nd quarter of 2009.

Discussions initiated in 2004 with First Nations resulted in the signing of the October 15, 2008 “Cornerstone Agreement”. This agreement lays the foundation of a respectful, cooperation and progressive relationship to facilitate the development of the Turnagain Project between the Kaska Dena and the Company. The details of a Socio-Economic Participation Agreement (SEPA) are presently being negotiated with the Kaska Dena. Discussions are also on-going with the Tahltan to develop similar type agreements.

Plan of Operation

As of June 17, 2009, we had approximately $2,800,000 in cash and $2,200,000 in cash equivalents, which is sufficient to cover our operating costs for at least 15 months based on an estimated $163,000 per month plus the remaining $2,500,000 of our $3,100,000 budgeted 2009 exploration program.

We will hire contractors, consultants and additional employees over the next twelve months and intend to purchase additional office equipment for these new employees.

B.	Liquidity and Capital Resources

At December 31, 2008, we had working capital of $6,,256,286. Accounts payable and accrued liabilities at December 31, 2008 were $172,741.

During the year ended December 31, 2008, we raised $70,000 in cash proceeds, net of issue costs, from the issuance of shares, details are below.

i)	150,000 share purchase options were exercised for total proceeds of $70,000.

The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As of June 17, 2009, we had approximately $2,800,000 in cash and $2,200,000 in cash equivalents, which is sufficient to cover our operating costs for at least 15 months based on an estimated $163,000 per month plus the remaining $2,500,000 of our $3,100,000 budgeted 2009 exploration program.

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

Going concern

Our financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future, which is a minimum of one year from the balance sheet date, and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. During the year ended December 31, 2008, we raised proceeds, net of issue costs, of $70,000 through the issuance of common shares. Management believes that proceeds from this and the cash and cash equivalents on hand will be sufficient for the planned operating and exploration activities during the next twelve months. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

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

F.	Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2008 that will require significant cash outlays in the future.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 54	Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As director, Mr. Jarvis is responsible for the management and supervision of our board of directors and of the affairs and business of our company. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.
George Sookochoff Director Age: 57	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 63	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 53	Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. As a non- executive director, Mr. Davis is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 47	Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Neil Froc Executive Vice President Age: 47	Mr. Froc was appointed as our executive vice president in June 2006. As Executive Vice President, Mr. Froc is responsible for responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.
Leslie Young Corporate Secretary Age: 50	Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

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

George Sookochoff – Director

Mr. Sookochoff has been a director of our company since November of 2003. Mr. Sookochoff is a graduate of the University of British Columbia. He is responsible for computer systems management providing Graphical Information Systems (GIS). Mr. Sookochoff has been providing GIS and exploration data management services to mining companies since 1983. Mr. Sookochoff serves as President and CEO of PBX Ventures Ltd. (TSX – “PBX”) which explores for Copper, Gold and Molybdenum in Chile and is committed 10% to the business of Hard Creek Nickel Corporation.

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

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He has been a member of the Certified General Accountants’ Association of British Columbia and the Certified General Accountants’ Association of Canada since 1992. Mr. Fiddler is the proprietor of Brian Fiddler, CGA, a public accounting firm since 1992 specializing in financial consulting, Mr. Fiddler is committed 80% to the business of Hard Creek Nickel Corporation.

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

During the fiscal year ended December 31, 2007 the aggregate remuneration paid to directors in their capacity as directors of our company was $Nil. Management fees totaling $109,000 were paid to our directors and officers. Geological and consulting fees totaling $456,978 were paid to directors and officers.

During the fiscal year ended December 31, 2008 the aggregate remuneration paid to directors in their capacity as directors of our company was $Nil. Management fees totaling $154,000 were paid to our directors and officers. Geological and consulting fees totaling $292,400, together with $203,056 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2008 and 2007 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

Name and principal position	Year Ending	Salary(10) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis President and CEO(1)	12/31/08 12/31/07	25,500 (11)	Nil Nil	97,084 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	122,584 Nil
Brian Fiddler CFO(2)	12/31/08 12/31/07	60,000(3) 55,500	Nil Nil	9,967 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 5,000	69,967 60,500
Neil Froc Executive Vice- President(4)	12/31/08 12/31/07	150,000(5) 150,000	Nil Nil	19,934 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 10,000	169,934 160,000
Leslie Young Corporate Secretary(6)	12/31/08 12/31/07	68,500(7) 53,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 10,000	68,500 63,500
Tony Hitchins Chief Operating Officer(8) (9)	12/31/08 12/31/07	50,000 (9) 120,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 60,000	50,000 180,000

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.

(2)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.

(3)

Effective March 20, 2008, the Company entered into a one year consulting agreement with Brian Fiddler pursuant to which Mr. Fiddler serves as the Chief Financial Officer and is paid a monthly salary of $5,000.

(4)	Neil Froc was appointed as Executive Vice President of the Company on June 5, 2006.

(5)

Effective June 5, 2008, the Company entered into a one year employment agreement with Neil Froc pursuant to which Mr. Froc serves as the Executive Vice President and is paid a monthly salary of $12,500.00.

(6)	Leslie Young was appointed as Corporate Secretary of the Company on February 26, 2004.

(7)

Effective January 2008, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young serves as the Corporate Secretary and is paid a monthly salary of $5,000.00. On April 30, 2008 the monthly salary was increased to $6,000.00.

(8)	Tony Hitchins was appointed as Chief Operating Officer of the Company on January 7, 2005 and ceased to be an officer of the Company on June 2, 2008.

(9)

Effective February 1, 2008, the Company entered into a one year employment agreement with Tony Hitchins pursuant to which Mr. Hitchins served as the Chief Operating Officer and was paid a monthly salary of $10,000. The agreement was terminated on June 2, 2008.

(10)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(11)

Effective October 1, 2008 the Company entered into a one year employment agreement with Mark Jarvis pursuant to which Mr. Jarvis serves as President and Chief Executive Officer and is paid a monthly salary of $8,500.00.

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

As of June 17, 2009, we have seven full-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.	Share Ownership

There were 60,370,592 Common Shares issued and outstanding as of June 17, 2009. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of June 17, 2009:

Name	Number of Common Shares Beneficially Owned as of June 17, 2009	Percentage(1)
Mark Jarvis	5,524,756 (2)	8.06%
George Sookochoff	184,000(3)	0.27%
Tom Milner	560,000(4)	0.78%
Lyle Davis	526,000(5)	0.87%
Brian Fiddler	254,368(7)	0.37%
Leslie Young	235,000(8)	0.34%
Neil Froc	689,000(9)	1.01%

(1)

Based on 60,370,592 Common Shares issued and outstanding as at June 2, 2009, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 2, 2009.

(2)	Includes stock options to purchase up to 1,300,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to February 17, 2014.

(3)	Includes stock options to purchase up to 150,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to February 17, 2014.

(4)	Includes stock options to purchase up to 550,000 of our Common Shares at exercise prices ranging from $.30 - $2.20 per share expiring up to February 17, 2014.

(5)	Includes stock options to purchase up to 350,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to February 17, 2014.

(7)	Includes stock options to purchase up to 200,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring February 17, 2014.

(8)	Includes stock options to purchase up to 200,000 of our Common Shares at exercise prices ranging from $0.30 - $1.00 per share expiring February 17, 2014.

(9)	Includes stock options to purchase up to 650,000 of our Common Shares at exercise prices ranging from $0.30 - $1.00 per share expiring February 17, 2014.

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

During the fiscal year ended December 31, 2008 we have the following stock options outstanding to our directors and officers:

Name	Number of Options	Exercise Price	Expiry Date
Mark Jarvis	1,600,000	$0.60 – 1.00	June 27, 2013
Tom Milner	450,000	$1.00 – 2.20	June 27, 2013
George Sookochoff	160,000	$0.60 – 1.00	January 16, 2011
Lyle Davis	337,500	$0.60 – 1.00	June 27, 2013
Brian Fiddler	150,000	$0.60 – 1.00	July 22, 2013
Leslie Young	150,000	$0.60 – 1.00	January 16, 2011
Neil Froc	400,000	$0.60 – 1.00	July 22, 2013

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of June 17, 2009, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	5,524,756(2)	8.06%

(1)

Based on 60,370,592 Common Shares issued and outstanding as at June 17, 2009, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 17, 2009.

(2)	Includes stock options to purchase up to 1,300,000 of our Common Shares at exercise prices ranging from $0.30 – 1.00 per share expiring February 17, 2014.

Over the last three years, there has been only one significant change in the percentage held by a major shareholder, Mark Jarvis acquired more than 5% of the Company during the fiscal year 2004, details of his holdings are listed in the above table.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 17, 2009, the registrar and transfer agent for our company reported that there were 60,370,592 common shares of our company issued and outstanding. Of these, 58,096,557 were registered to Canadian residents (20 shareholders), 2,078,208 were registered to residents of the United States (7 shareholders) and 195,827 were registered to residents of other foreign countries (24 shareholders).

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

	Year Ended December 31,
	2008	2007	2006
Mark Jarvis (Director)– President and CEO	$25,500	$Nil	$Nil
Tom Milner (Director)– Exploration Expenditures	$22,400	$5,600	$Nil
George Sookochoff (Director)– Exploration Expenditures	$Nil	$82,690	$102,375
Lyle Davis (Director)– Consulting Fees	$Nil	$Nil	$2,050
Neil Froc (VP)– Exploration Expenditures	$150,000	$160,000	$86,364
Neil Froc (VP)– Consulting Fees	$Nil	$Nil	$4,429
Brian Fiddler (CFO)– Management fees	$60,000	$60,500	$42,000
Leslie Young (Secretary)– Management fees	$68,500	$63,500	$46,750

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

Mr. Jarvis (Former Director), an employee, is a professional executive who oversees the company on behalf of the shareholders; his fees are expensed as management fees. Mr. Milner (Director), a consultant, is a professional engineer who oversees the metallurgical testing of the Turnagain Nickel Project for the company; his fees are expensed as mineral property exploration costs. Mr. Sookochoff (Director), a consultant, is a computer professional who oversees the exploration data management of the Turnagain Nickel Project for the company, his fees are expensed as mineral property exploration costs. Mr. Hitchins (COO), an employee, is a mining professional who oversees the exploration program and project management of the Turnagain Nickel Project for the company, his salary is expensed as mineral property exploration costs. Mr. Froc (VP), an employee, is a professional engineer who oversees the engineering and technical studies of the Turnagain Nickel Project for the company; his salary is expensed as mineral property exploration costs. Before Mr. Froc, became an employee, he was a consultant to the company and part of his non Turnagain Project fees were expensed as consulting fees. Mr. Davis (Director), a consultant, is a professional executive who oversees the corporate governance of the company, his fees are expensed as consulting fees. Mr. Fiddler (CFO), a consultant, is a professional accountant who oversees the financial, corporate management and supervision of the affairs and business of the company, his fees are expensed as management fees. Ms. Young (Corporate Secretary), an employee, is responsible for the internal accounting and record keeping, general administration and treasury functions of the company, her salary is expensed as management fees.

C.	Interests of Experts and Counsel

None of the named experts or counselors employed on a contingent basis owns shares in our company or our subsidiary or has a material, direct or indirect economic interest in our company or that depends on the offering.

Item 8	Financial Information

A.	Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada with a note and account reconciliation to accounting principles generally accepted in the United States of America.

Financial Statements filed as part of this annual report :

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2008 and 2007 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte,
Chartered Accountants dated February 25, 2009
Consolidated Balance Sheets as at December 31, 2008 and 2007
Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Deficit for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Notes to Consolidated Financial Statements

Legal Proceedings

As of June 17, 2009, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending.

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

As of June 17, 2009, we have 60,370,592 issued and outstanding common shares and no issued and outstanding preferred shares. The 60,370,592 issued and outstanding common shares may be made available to the market through this registration statement. We intend to issue additional common shares and these also may be made available to the market through this registration statement. To issue additional shares the directors will be required to authorize, through a directors consent resolution, the sale and issuance of the additional shares. We do not know how many additional shares we may issue in the future.

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

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2004 through to December 31, 2008) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) were as follows:

Year/Period Ended	High	Low
31-Dec-04	$0.85	$0.43
31-Dec-05	$0.58	$0.36
31-Dec-06	$1.04	$0.55
31-Dec-07	$3.26	$0.76
31-Dec-08	$1.06	$0.08

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
March 31, 2007	$2.80	$0.76
June 30, 2007	$3.00	$1.63
September 30, 2007	$2.20	$1.16
December 31, 2007	$1.35	$0.80
March 31, 2008	$1.06	$0.60
June 30, 2008	$0.84	$0.51
September 30, 2008	$0.58	$0.27
December 31, 2008	$0.30	$0.08

The high and low market prices for 2008, for each financial quarter on the Toronto Stock Exchange is as follows:

Quarter Ended	High	Low
31-Mar-08	$1.06	$0.60
30-Jun-08	$0.84	$0.51
30-Sep-08	$0.58	$0.27
31-Dec-08	$0.30	$0.08

We have no principle trading market outside of our host market, the Toronto Stock Exchange. We have not had any significant trading suspensions in the last three years.

The securities being offered herein are equity shares in our common stock. These shares are registered shares not bearer shares. Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 17, 2009, we had 60,370,592 Common Shares and no Class A Preference Shares issued and outstanding.

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

By resolution, the directors may also, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of the Company, as the case may be, to do one or more of the following:

(i) create an identifying name for the shares of that series, or alter any such identifying name; and

(ii) attach special rights or restrictions to the shares of that series, or alter any such special rights or restrictions.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange. Our symbol is “HNC” and our CUSIP number is 411637.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issues

Not Applicable.

Item 10	Additional Information

A.	Share Capital

As at June 17, 2009 we are authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As at June 17, 2009 we had 60,370,592 common shares issued and outstanding and no Class A Preference Shares issued and outstanding.

On January 1, 2008 we had 60,220,592 common shares issued and outstanding. During the year ended December 31, 2008 we issued a total of 150,000 common shares so that we had 60,370,592 common shares issued and outstanding as at December 31, 2008.

We do not own any shares of our company.

As at December 31, 2008 we had 2,719,802 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,709,802	$0.30	May 22, 2010
Warrants	10,000	$0.30	May 29, 2010

On April 3, 2008 the Company extended and re-priced the warrants, as a result, 653,887 broker warrants were cancelled.

As at December 31, 2008 we had 5,200,000 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	30,000	$0.40	January 7, 2009
Options	550,000	$0.60	January 23, 2009
Options	455,000	$1.00	January 23, 2009
Options	162,500	$0.60	January 23, 2009
Options	25,000	$1.00	January 23, 2009
Options	200,000	$1.30	February 16, 2009
Options	75,000	$0.60	June 11, 2009
Options	75,000	$1.00	June 11, 2009
Options	25,000	$0.60	August 24, 2009
Options	75,000	$0.60	September 24, 2009
Options	210,000	$1.00	January 7, 2010
Options	10,000	$0.60	May 10, 2010
Options	200,000	$1.00	May 12, 2010
Options	150,000	$0.75	May 19, 2010
Options	860,000	$0.75	January 16, 2011
Options	150,000	$0.80	June 16, 2011
Options	10,000	$0.80	September 21, 2011
Options	450,000	$2.15	March 27, 2012
Options	15,000	$2.70	April 23, 2012
Options	32,500	$2.80	May 29, 2012
Options	20,000	$2.30	July 23, 2012
Options	50,000	$2.20	October 1, 2012
Options	50,000	$2.20	October 10, 2012
Options	50,000	$2.20	October 30, 2012
Options	310,000	$1.00	April 1, 2013
Options	650,000	$1.00	June 27, 2013
Options	310,000	$1.00	July 22, 2013

As at June 17, 2009 we had 2,719,802 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,709,802	$0.30	May 22, 2010
Warrants	10,000	$0.30	May 29, 2010

As at June 17, 2009, we had 5,442,500 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	25,000	$0.60	August 24, 2009
Options	50,000	$0.60	September 24, 2009
Options	160,000	$1.00	January 7, 2010
Options	10,000	$0.60	May 10, 2010
Options	200,000	$1.00	May 12, 2010
Options	150,000	$0.75	May 19, 2010
Options	810,000	$0.75	January 16, 2011
Options	150,000	$0.80	June 16, 2011
Options	10,000	$0.80	September 21, 2011
Options	450,000	$2.15	March 27, 2012
Options	15,000	$2.70	April 23, 2012
Options	32,500	$2.80	May 29, 2012
Options	20,000	$2.30	July 23, 2012
Options	50,000	$2.20	October 1, 2012
Options	50,000	$2.20	October 10, 2012
Options	50,000	$2.20	October 30, 2012
Options	310,000	$1.00	April 1, 2013
Options	650,000	$1.00	June 27, 2013
Options	310,000	$1.00	July 22, 2013
Options	1,940,000	$0.30	February 17, 2014

The following table sets forth the history of share issuances during the past three financial years.

Balance as at December 31, 2005	37,675,494
Common Shares issued for cash proceeds (i)	4,726,836
Warrants converted to Common Shares (ii)	6,790,284
Options converted to Common Shares (ii)	130,000
Balance as at December 31, 2006	49,322,614
Common Shares issued for cash proceeds (iii)	6,844,571
Warrants converted to Common Shares (iv)	3,760,907
Options converted to Common Shares (iv)	292,500
Balance as at December 31, 2007	60,220,592

Options converted to Common Shares (v)	150,000
Balance as at December 31, 2008	60,370,592

(i)	During the year ended December 31, 2006, we issued by private placement, 4,726,836 Common Shares for cash proceeds of $3,704,378.

(ii)	During the year ended December 31, 2006, we issued 6,920,284 Common Shares for the exercise of 6,790,284 share purchase warrants and 130,000 stock options for cash proceeds of $3,530,459.

(iii)	During the year ended December 31, 2007, we issued by private placement, 6,844,571 Common Shares for cash proceeds of $14,566,147.

(iv)	During the year ended December 31, 2007, we issued 4,053,407 Common Shares for the exercise of 3,760,907 share purchase warrants and 292,500 stock options for cash proceeds of $3,269,876.

(v)	During the year ended December 31, 2008, we issued 150,000 stock options for cash proceeds of $70,000.

B.	Articles of Incorporation and By-laws

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

According to Section 7.4 of our Articles of Incorporation, notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor’s report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company’s records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

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

U.S. Holders

As used herein, a “U.S. Holder” includes a beneficial holder of common shares of our company who is a citizen or resident of the United States, a corporation or partnership created or organized in or under the laws of the United States or of any political subdivision thereof, any trust if a US court is able to exercise primary supervision over the administration of the trust and one or more US persons have the authority to control all substantial decisions of the trust, any entity created or organized in the United States which is taxable as a corporation for U.S. tax purposes and any other person or entity whose ownership of common shares of our company is effectively connected with the conduct of a trade or business in the United States. A U.S. Holder does not include persons subject to special provisions of Federal income tax law, such as tax-exempt organizations, qualified retirement plans, financial institutions, insurance companies, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals or foreign corporations whose ownership of our common shares is not effectively connected with the conduct of a trade or business in the United States and shareholders who acquired their shares through the exercise of employee stock options or otherwise as compensation.

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

The financial statements of our company as of December 31, 2008 and 2007 included in this registration statement have been audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada, as stated in their reports appearing in this registration statement and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The technical information regarding the Turnagain Property included in this registration statement is based on the Technical Report prepared by N.C. Carter, Ph.D., P. Eng., dated April 21, 2004, and a later technical report prepared by R.G. Simpson, P. Eng. Both reports were prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission. These Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission and the Toronto Stock Exchange. Dr. N.C. Carter and R.G. Simpson are “qualified persons” as the term is defined under National Instrument 43-101. The information of the Technical Report appearing in this registration statement has been included in reliance upon Dr. N.C. Carter and R.G. Simpson’s authority as experts in geology. Their consent forms are attached to this document.

The 2008 exploration program on the Turnagain Property was recommended and managed by Neil Froc, P. Eng and Tony Hitchins, M.Sc. Neil Froc is a “qualified person” as the term is defined under National Instrument 43-101. Messrs. Froc and Hitchins have been involved with exploration of the Turnagain Property for the past five to six years and are employees of Hard Creek Nickel Corporation. Their consent forms are attached to this document.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2008, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2008.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, management used the framework set forth in Internal Control -Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2008. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that the Corporation’s internal controls over financial reporting were effective as of December 31, 2008.

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

Item 16	[Reserved]

A.	Audit Committee Financial Expert

Not Applicable

B.	Code of Ethics

Not Applicable

C.	Principal Accountant Fees and Services

Not Applicable

D.	Exemptions from the Listing Standards for Audit Committees.

Not Applicable

E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers.

Not Applicable

F.	Change in Registrant’s Certifying Accountant

Not Applicable.

G.	Corporate Governance

Company Disclosure Obligations

  Timely disclosure.
  True and accurate disclosure.
  Disclosure of material changes/transactions.
  Financial statements.
  Annual Information Form (“AIF”).
  Management Discussion and Analysis (“MD&A”).

Insider Reporting

  Directors and officers are insiders of the company.
  Directors and officers are obligated to report their holdings and trades in company securities in compliance with securities regulations.
  The board has authorized the company secretary to assist and file insider reports on behalf of the directors and insiders.

Insider Trading

  Directors and officers must not buy or sell the company’s securities when material information has not been disclosed.
  Directors and officers shall not inform others of undisclosed material information. Exceptions are available where disclosure is required, for example, consultation with employees, lawyers, geologists, etc. In these situations, the employee or outside advisor is also restricted from trading (deemed insider).
  Subsequent to the release of material information, insiders shall not trade until 24 hours subsequent to release of the information in order that the material information is widely disseminated.
  Employees of the company must agree to abide by the company’s policy on trading restrictions, which policy shall forbid market activity in advance of, and immediately after, disclosure of material information (the ‘restricted period’).
  The president shall advise the directors, officers, consultants, and employees in writing when there is a restricted period.

PART III

Item 17	Financial Statements Refer to Item 18 - Financial Statements.

Item 18	Financial Statements

Financial Statements filed as part of the annual report:

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31,
2008 and 2007 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.
Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte,
Chartered Accountants dated February 25, 2009
Consolidated Balance Sheets as at December 31, 2008 and 2007
Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Deficit for the years ended December 31, 2008, 2007 and 2006
Consolidated Statements of Cash Flows for the years ended December 31, 2008, 2007 and 2006
Notes to Consolidated Financial Statements

Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2008

AUDITORS’ REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the consolidated balance sheets of Hard Creek Nickel Corporation (an exploration stage company) as at December 31, 2008 and December 31, 2007 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years ended December 31, 2008 and 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards and with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
February 25, 2009

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 2, 2009 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
February 25, 2009

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2008 and 2007

ASSETS
	2008	2007
CURRENT
Cash and cash equivalents	$4,125,235	$9,707,914
Recoverable taxes	28,286	486,721
Mining tax credits (Note 8)	2,222,020	1,238,700
Prepaid expenses	53,486	95,866
	6,429,027	11,529,201

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $59,058 (2007: $38,198)	68,585	50,355
MINERAL PROPERTY INTERESTS (Note 4)	179,500	179,500
DEFERRED EXPLORATION COSTS (Schedule 1)	24,771,994	21,899,565
	$31,637,006	$33,846,521

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$172,741	$740,832
Due to related party (Note 6)	-	1,484
	172,741	742,316

FUTURE INCOME TAXES (Note 8)	376,703	1,084,809
	549,444	1,827,125
CONTINGENCIES AND COMMITMENTS (Notes 1 and 7)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,562,338	39,434,113
CONTRIBUTED SURPLUS (Note 5)	4,363,875	3,465,667
DEFICIT	(12,838,651)	(10,880,384)
	31,087,562	32,019,396
	$31,637,006	$33,846,521

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss and Comprehensive Loss
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
ADMINISTRATIVE EXPENSES
Amortization	$20,860	$14,528	$7,493
Consulting	150,180	167,254	152,278
Consulting – stock-based (Note 6)	-	812,452	128,745
Financing costs (Note 5)	426,700	-	-
Office and general	380,328	294,033	243,435
Investor relations	597,397	732,165	332,293
Investor relations – stock-based	184,121	273,201	-
Legal and audit	280,935	147,111	204,250
Management fees (Note 6)	154,000	124,000	88,750
Management fees – stock-based (Note 6)	131,322	-	295,773
Property evaluation	8,018	3,314	-
Property impairment	44,662	68,158	-
Salaries and benefits	28,880	21,460	-
Salaries and benefits – stock-based	1,993	-	-
Travel and promotion	114,745	195,050	81,561

LOSS BEFORE OTHER INCOME AND INCOME
TAXES	2,524,141	2,852,726	1,534,578

OTHER INCOME
Interest	(463,052)	(134,592)	(33,697)

LOSS BEFORE INCOME TAXES	2,061,089	2,718,134	1,500,881

FUTURE INCOME TAXE RECOVERY (Notes 5 and 8)	(102,822)	(939,923)	(1,271,950)

NET AND COMPREHENSIVE LOSS	1,958,267	1,778,211	228,931

BASIC AND DILUTED LOSS PER SHARE	$(0.03)	$(0.03)	$(0.01)

WEIGHTED NUMBER OF COMMON SHARES
OUTSTANDING
- BASIC AND DILUTED	60,317,860	55,031,402	42,206,318

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
DEFICIT, BEGINNING	$10,880,384	$9,102,173	$8,873,242
NET LOSS	1,958,267	1,778,211	228,931
DEFICIT, ENDING	$12,838,651	$10,880,384	$9,102,173

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

OPERATING ACTIVITIES
Net loss	$(1,958,267)	$(1,778,211)	$(228,931)
Non cash items
Amortization	20,860	14,528	7,493
Property impairment	44,662	68,158	-
Stock-based compensation	317,436	1,085,653	424,518
Financing costs	426,700	-	-
Future income tax recovery	(102,822)	(939,923)	(1,271,950)

Changes in operating assets and liabilities:
Recoverable taxes	458,435	(258,372)	(167,671)
Mining tax credits	-	(1,238,700)	-
Prepaid expenses	42,380	(48,764)	(2,586)
Accounts payable and accrued liabilities	(568,091)	1,037,300	114,811
Due to related party	(1,484)	1,484	-

	(1,320,191)	(2,056,847)	(1,124,316)

INVESTING ACTIVITIES
Reclamation bond	-	-	(60,000)
Purchase of office equipment and vehicle	(39,090)	(29,585)	(22,013)
Exploration and development costs	(4,293,398)	(7,763,726)	(5,424,497)

	(4,332,488)	(7,793,311)	(5,506,510)

FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs	70,000	17,836,023	6,908,796
Net decrease in restricted cash	-	163,058	539,750

	70,000	17,999,081	7,448,546

NET INCREASE IN CASH AND CASH EQUIVALENTS	(5,582,679)	8,148,923	817,720

CASH AND CASH EQUIVALENTS, BEGINNING	9,707,914	1,558,991	741,271

CASH AND CASH EQUIVALENTS, ENDING	$4,125,235	$9,707,914	$1,558,991

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$25,098	$161,914	$1,035,991
Guaranteed Investment certificates	$4 ,100,137	$9,546,000	$523,000

Non-cash transactions:
2006
Warrants with an estimated fair value of $114,135 were issued to brokers as fees relating to brokered private placements.

2007
Warrants with an estimated fair value of $482,700 were issued to brokers as fees relating to brokered private placements. (Note
5)

2008
Warrants were re-priced with an estimated fair value of $426,700, these warrants were previously related to brokered private placements in 2007. (Note 5)

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

1.	NATURE OF OPERATIONS

The Company is engaged in the acquisition and exploration of mineral properties. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

These consolidated financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future. The Company is in the process of exploring and evaluating its mineral property interests.

2.	CHANGES IN ACCOUNTING POLICIES

On January 1, 2008, the Company adopted the following new accounting standards related to financial statement presentation, capital disclosures, and financial instrument disclosures and presentation that were issued by the Canadian Institute of Chartered Accountants (“CICA”). These changes in accounting policies have been adopted on a prospective basis. At January 1, 2008, management determined there were no adjustments required to the Company’s financial instruments as a result of adopting these policies.

Accounting Changes – CICA Handbook Section 1506

This standard establishes criteria for changes in accounting policies, accounting treatment and disclosure regarding changes in accounting policies, estimates and corrections of errors. In particular, this section allows for voluntary changes in accounting policies only when they result in the financial statements providing reliable and more relevant information. This section requires changes in accounting policies to be applied retrospectively unless doing so is impracticable.

Capital Disclosures – CICA Handbook Section 1535

This section specifies the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has not complied with any capital requirements; and (iv) if it has not complied, the consequences of such noncompliance. The Company has included disclosures recommended by this new section in Note 10 to these financial statements.

Financial Instruments – Disclosures, CICA Handbook Section 3862, and Financial Instruments – Presentation, CICA Handbook Section 3863

These new standards, which replaced Section 3861 – Disclosure and Presentation, revise and enhance disclosure requirements while carrying forward presentation requirements. These new sections will place increased emphasis on disclosure about the nature and extent of risks arising from financial instruments and how the entity manages those risks. The Company has included disclosure recommended by these new sections in Note 9.

Going Concern – CICA Handbook Section 1400

In June 2007, the CICA modified section 1400 “General Standards of Financial Statement Presentation” in order to require that management make an assessment of the Company’s ability to continue as a going concern over a period which is at least, but not limited to, twelve months from the balance sheet date. These new requirements were adopted by the Company on January 1, 2008.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

Goodwill and Intangible Assets

As of January 1, 2009, the Company will be required to adopt the CICA Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard is not expected to have a material impact on the Company’s financial statements.

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board of Canada (“ACSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The ACSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company is in the process of reviewing the impact of this initiative on its financial statements.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), the more significant of which are as follows:

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated.

	b)	Equipment

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

c)	Mineral property interests

The Company records its interests in unproven mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

d)	Stock-based compensation

The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black- Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

e)	Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, reporting of tax credits and future income taxes. Financial results as determined by actual events could differ from those estimates.

f)	Future income taxes

The Company follows CICA Handbook Section 3465, “Income Taxes” in accounting for income taxes. Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

g)	Risk Management

The Company is engaged primarily in mineral exploration and is exposed to related industry risks including recovery, commodity and market risks.

The Company is at risk for environmental issues relating to mineral exploration. In management’s opinion, the Company develops and follows policies that are designed to comply with and follow government and industry environmental regulations related to its principal activity. However, there is no certainty that all environmental risks can be addressed.

The Company is not exposed to significant credit concentration risk, interest rate risk or foreign exchange risk.

h)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year.

Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

i)	Share capital – Flow-through shares

The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act (Canada). Under these provisions the Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee (“EIC”) of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same period.

j)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long- lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property interest related retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

The Company’s resource activities are subject to environmental regulations promulgated by government agencies. Environmental legislation provides for restrictions and prohibitions on spills, releases or emissions of various substances produced in association with certain mining industry operations, such as seepage from tailings disposal areas, which would result in environmental pollution. A breach of such legislation may result in the imposition of fines and penalties. Environmental legislation is continually evolving with more onerous standards, including the imposition of fines and penalties for non-compliance.

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

k)	Impairment of long-lived assets

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

l)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

m)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of operations depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency.

n)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non- monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

o)	Financial Instruments

The Company follows the CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for- trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash, recoverable taxes, mining tax credits, accounts payable and amounts due to related parties. Cash, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes and mining tax credits are classified as loans and receivables. Accounts payable and amounts due to related parties, which are measured at amortized cost, are classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the years ended December 31, 2008 and 2007, the Company has no derivatives or embedded derivatives.

p)	Comprehensive income

The Company follows CICA Handbook Section 1530, “Comprehensive Income”. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income.

4.	INTEREST IN MINERAL PROPERTIES

Turnagain property acquisition costs and terms are as follow:

	December 31, 2008	December 31, 2007
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in Northern British Columbia. One of the claims is subject to a 4% net smelter return (“NSR”). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended 2008, the Company incurred costs totalling $4,505,695 (2007 - $8,745,020) (Refer to Schedule 1).

The company also has 100% interest in two other mineral properties in the vicinity of the Turnagain property including the Lunar and the Lime properties.

In March 2006, the Company acquired by staking the Lunar property located Southeast of the Turnagain property. No work on the claims was completed in 2008.

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. During the year ended December 31, 2008, the Co mpany incurred costs totalling $7,441 (2007 - $Nil) on this property.

In July 2006, the Company acquired, by map staking, the Conuma claim block on Vancouver Island. During the year ending December 31, 2008 the Company incurred costs totalling $32,082 (2006 - $Nil), however, these claims were allowed to lapse during the fourth quarter of 2008. As a result, the Company wrote down the $32,082 of costs incurred to $Nil.

The Nootka claims, located 28km south of the Conuma claims, were acquired in April 2007 by map staking. During the year ending December 31, 2008 the Company incurred costs totalling $12,580 (2006 - $Nil), however, these claims were allowed to lapse during the fourth quarter of 2008. As a result, the Company wrote down the $12,580 of costs incurred to $Nil.

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	December 31, 2008		December 31, 2007
	Number of		Number of
	Shares	$	Shares	$
Issued and outstanding:
Balance, beginning of year	60,220,592	39,434,113	49,322,614	24,276,925
Private placements, net of costs	-	-	6,844,571	14,083,446
Exercise of options	150,000	128,225	292,500	268,718
Exercise of warrants	-	-	3,760,907	3,170,679
Future income taxes on renounced flow-	-	-	-	(2,365,655)
through expenditures

Balance, end of year	60,370,592	39,562,338	60,220,592	39,434,113

2008 share transactions:

During the year, 150,000 share purchase options were exercised for total cash proceeds of $70,000. The Company previously allocated $58,225 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

2007 share transactions:

In March 2007, the Company completed a non-brokered private placement for 250,000 flow-through common shares at $2.00 per share for total proceeds of $500,000.

In May 2007, the Company completed a brokered private placement of 1,119,268 flow-through common shares at a price of $2.80 per share for gross proceeds of $3,133,950 and 5,419,603 non flow-through units at a price of $2.20 per unit for gross proceeds of $11,923,127. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share on or before November 22, 2008. The fair value of the warrant included in the unit was determined to be $0.46. The fair value of these warrants were not separately recorded. During the year ended December 31, 2008, the Company re-priced the exercise price of the warrants to $0.30 and extended the exercise date to May 22, 2010.

As consideration for their services under the brokered private placement, the Agents received a cash commission of $1,053,994 and 653,887 share purchase warrants with a fair value of $482,700. These costs were offset against the gross proceeds. The Agent Warrants are exercisable into one common share at $2.80 for a period of 18 months.

The Company also completed a non brokered private placement of 35,700 flow-through common shares at a price of $2.80 per share for gross proceeds of $99,960 and 20,000 non flow-through units at a price of $2.20 per unit for gross proceeds of $44,000.

Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $3.00 per share with an expiry of 18 months or November 29, 2008. The fair value of the warrant included in the unit was determined to be $0.56. The fair value of these warrants were not separately recorded. During the year ended December 31, 2008, the Company re-priced the exercise price of the warrants to $0.30 and extended the exercise date to May 29, 2010.

During the year, the Company incurred other share issue costs of $80,897 for legal and filings fees.

During the year, 292,500 share purchase options were exercised for total cash proceeds of $192,250. The Company previously allocated $76,468 to contributed surplus for the fair value of these options. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

During the year, 3,760,907 share purchase warrants, with exercise prices ranging from $0.50 to $1.40 per share, were exercised for total cash proceeds of $3,077,627. The Company previously allocated $93,052 to contributed surplus for the fair value of 311,334 agent warrants. Upon exercise, contributed surplus was reduced by this amount and reallocated to share capital.

Flow-through shares:

In accordance with Canadian generally accepted accounting standards relating to the issuance of flow-through shares (refer to note 3(i)), the Company recorded a future income tax liability and a corresponding reduction to share capital on completion of applicable tax filings renouncing qualifying Canadian exploration expenditures of $Nil (2007-$6,937,405) on flow-through share subscriptions during the year ended December 31, 2008.

As a result of the renunciation, the Company recognized a future income tax liability of $Nil (2007-$2,365,655) which has been reduced by the realization of previously unrecognized losses and available tax benefits from tax pools and other deductible temporary deductions. The realized potential tax benefit of the losses and other items from the current and prior periods was recorded as a future income tax recovery of $102,822 (2007 - $939,923) in the results of operations in 2008. (Note 8)

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding, The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX. A summary of the Company’s stock option activity is as follows:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	4,595,000	$1.05	3,745,000	$0.74
Granted	1,795,000	1.00	1,142,500	1.97
Exercised	(150,000)	0.47	(292,500)	0.66
Cancelled/Expired	(1,040,000)	1.20	-	-
Balance, end of year	5,200,000	$0.96	4,595,000	$1.05
Exercisable, at end of year	4,860,500	$1.05	4,107,500	$0.99

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were determined to have a fair value of $488,454 or $0.27 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. The fair value is to be recognized in the statement of loss and comprehensive loss at $270,079 and $6,078 for the years ended December 31, 2008 and 2009. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

During the year ended December 31, 2007, the Company granted a total of 1,142,500 stock options to consultants and employees. The stock options were determined to have a fair value of $1,121,953 or $0.98 per option. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. The fair value is to be recognized in the statement of loss and comprehensive loss at $1,074,596 and $47,357 for the 2007 and 2008 fiscal periods, respectively. During the year ended December 31, 2007, $Nil was capitalized to mineral property interests.

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2008	2007
Risk-free interest rate	2.80	2.80
Dividend yield	0%	0%
Volatility factor	64-88%	63-67%
Expected option life	2-5 Yrs.	2-5 Yrs.

The following stock options were outstanding at December 31, 2008:

Number of Shares	Exercise Price	Expiry Date

30,000	0.40	January 7, 2009
550,000	0.60	January 23, 2009
455,000	1.00	January 23, 2009
162,500	0.60	January 23, 2009
25,000	1.00	January 23, 2009
200,000	1.30	February 16, 2009
75,000	0.60	June 11, 2009
75,000	1.00	June 11, 2009
25,000	0.60	August 24, 2009
75,000	0.60	September 24, 2009
210,000	1.00	January 7, 2010
10,000	0.60	May 10, 2010
200,000	1.00	May 12, 2010
150,000	0.75	May 19, 2010
860,000	0.75	January 16, 2011
150,000	0.80	June 16, 2011
10,000	0.80	September 21, 2011
200,000	2.15	March 27, 2012
50,000	2.15	March 27, 2012
200,000	2.15	March 27, 2012
15,000	2.70	April 23, 2012
2,500	2.80	May 29, 2012
30,000	2.80	May 29, 2012
20,000	2.30	July 23, 2012
50,000	2.20	October 1, 2012
50,000	2.20	October 10, 2012
50,000	2.20	October 30, 2012
310,000	1.00	April 1, 2013
650,000	1.00	June 27, 2013
310,000	1.00	July 22, 2013

5,200,000

As of December 31, 2008, 4,860,000 stock options have vested and 340,000 stock options remain unvested. The weighted average remaining lives of the vested and unvested stock options are 1.61 years and 2.70 years, respectively.

Share Purchase Warrants:

The Company issues whole share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company’s share purchase warrant activity is as follows:

	December 31, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price
Balance, beginning of year	3,373,689	$2.96	4,001,920	$0.88
Issued	-	-	3,373,689	2.96
Exercised	-	-	(3,760,907)	0.82
Expired/Cancelled	(653,887)	2.80	(241,013)	1.40
Balance, end of year	2,719,802	$0.30	3,373,689	$2.96

The following share purchase warrants are outstanding at December 31, 2008:

Number of Shares	Exercise Price	Expiry Date
2,709,802	$ 0.30	May 22, 2010
10,000	0.30	May 29, 2010
2,719,802

The weighted average remaining life of all outstanding share purchase warrants is 1.39 years.

During the year ended December 31, 2008, the Company re-priced the 2,719,802 warrants to $0.30 and extended the warrant exercise periods to May 22 and May 29, 2010 respectively. Management determined the incremental fair value of the re-priced warrants to be $426,700 using the Black-Scholes option pricing model with the following assumptions:

Risk-free interest rate	2.80
Dividend yield	0%
Volatility factor	89%
Expected option life	1.5 Yrs.

Contributed Surplus:

Changes to the Company’s contributed surplus are summarized as follows:

	December 31, 2008	December 31, 2007
Balance, beginning of year	$3,465,667	$2,066,834
Stock-based compensation	529,733	1,085,653
Increase in fair value of re-priced warrants	426,700	-
Stock options and warrants exercised	(58,225)	(169,520)

Balance, end of year	$4,363,875	$3,465,667

6.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2008	December 31, 2007

Geological and project management services	$292,400	$456,978
Management fees	154,000	109,000
Stock-based compensation	203,056	-
	$649,456	$565,978

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties representing management’s estimate of fair value for the services provided.

7.	COMMITMENTS

i)

The Company entered into a rental lease agreement for its premises requiring minimum payments of $3,521 per month from October 1, 2006 to April 30, 2008 and $4,073 per month from May 1, 2008 up to the lease expiration date of September 30, 2011.

Future aggregate minimum lease payments under the agreement are as follows:

Years ending December 31,
2009	$48,880
2010	48,880
2011	40,733

$138,493

8.	INCOME TAXES

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows for the years ended December 31, 2008, 2007 and 2006.

	December 31,	December 31,	December 31,
	2008	2007	2006

Loss before income taxes	$(2,061,089)	$(2,718,134)	$(1,500,881)
Statutory income tax rate	31.0%	34.1%	34.1%

Expected tax recovery	(638,938)	(926,884)	(511,800)
Increase (decrease) resulting from:
Expired non-capital operating losses	76,094	14,591	128,571
Stock-based compensation	94,173	322,077	144,761
Warrant expense	126,588	-	-
Share issuance expenses	-	(336,684)	(71,890)
Changes in tax rates	6,478	25,697	6,597
Realization of previously unrecognized tax assets	-	-	(968,189)
Increase in valuation allowance	204,787	-	-
Other Adjustments	27,995	(38,720)	-
Future income tax recovery	$(102,823)	$(939,923)	$(1,271,950)

The significant components of the Company’s future income tax assets and liabilities, at substantially enacted tax rates of 28.33% (2007 – 29.67% and 2006 - 34.1%), are as follows:

	December 31,	December 31,
	2008	2007
Components:
Mineral properties	$(3,217,853)	$(3,319,923)
Non-capital and net-capital losses available	2,171,233	1,839,738
Share issuance costs and other tax	269,421	395,376
deductions
Federal non-refundable investment tax
credits, net of future income taxes	605,284	-

Net future tax asset (liability) before
valuation allowance	(171,915)	(1,084,809)
Valuation Allowance	(204,787)	-

Net future income tax liability	$(376,702)	$(1,084,809)

The Company has approximately $7,655,000 of non-capital tax losses available to reduce taxable income in future periods and which expire between 2009 to 2028. The Company has approximately $14,200,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $844,000 of Federal non-refundable tax credits which may be applied to reduce Federal tax otherwise payable and which expire in 2028.

The Company has applied or will apply for both provincial refundable tax credits and Federal non-refundable tax credits related to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At December 31, 2008, there were $2,222,020 (2007 - $1,238,700) of provincial refundable tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there were $605,284 (2007 - nil) of Federal non-refundable tax credits (net of future taxes thereon) which have been recorded as a reduction of the company’s future tax liability and credited to deferred exploration costs.

9.	FINANCIAL INSTRUMENTS

Financial Risk Management

The Company is exposed in varying degrees to a variety of financial instrument related risks.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash is held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies.

Currency Risk

The Company mainly operates in Canada and is therefore not exposed to significant foreign exchange risk arising from transactions denominated in a foreign currency. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

Liquidity Risk

Liquidity risk arises through the excess of financial obligations over available financial assets due at any point in time. The Company’s objective in managing liquidity risk is to maintain sufficient readily available reserves in order to meet its liquidity requirements at any point in time. The Company achieves this by maintaining sufficient cash and banking facilities.

10.	CAPITAL MANAGEMENT

The Company identifies capital as cash and cash equivalents and accounts receivable that is expected to be realized in cash, The Company raises capital through private and public share offerings and by related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources . The company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions.

11.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (“CDN GAAP”) which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with United States generally accepted accounting principles (“US GAAP”). Had the Company followed US GAAP, certain items on the consolidated statements of net loss and comprehensive loss and cash flow and consolidated balance sheets would have been reported as follows:

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 3 c). For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2. Mineral property acquisition costs are reviewed for impairment on a reporting period basis. For US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized. As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. For US GAAP, these acquisition and exploration costs have been impaired and expensed. To date the Company has not established any proven or probable reserves on its mineral interests.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 became effective for the Company on January 1, 2007.

CONSOLIDATED
BALANCE SHEETS	2008		2007

			CDN
	CDN GAAP	US GAAP	GAAP	US GAAP

Assets
Current	$6,429,027	$6,429,027	$11,529,201	$11,529,201
Reclamation bonds	187,900	187,900	187,900	187,900
Equipment	68,585	68,585	50,355	50,355
Interest in mineral properties	179,500	-	179,500	-
Deferred exploration cost	24,771,994	-	21,899,565	-
	$31,637,006	$6,685,512	$33,846,521	$11,767,456
Liabilities
Current	$172,741	172,741	742,316	742,316
Future income taxes	376,703	376,703	1,084,809	1,084,809
Shareholders’ equity	31,087,562	6,136,068	32,019,396	11,025,140
	$31,637,006	$6,685,512	$32,761,712	$11,767,456

CONSOLIDATED
STATEMENTS OF OPERATIONS	2008	2007	2006

Net loss as shown on the financial
statements – CDN GAAP	$(1,958,266)	$(1,778,211)	$(228,931)
Mineral interests costs expensed	(3,522,375)	(7,182,030)	(5,509,087)

Net and comprehensive
loss – US GAAP	$(5,480,641)	$(8,960,241)	$(5,738,018)

Basic and diluted loss per
share – US GAAP	$(0.09)	$(0.16)	$(0.14)
Weighted average number of
common shares outstanding	60,317,860	55,031,402	42,206,318

CONSOLIDATED STATEMENTS OF
CASH FLOW	2008	2007	2006

Net cash flows from operating
activities under Canadian GAAP	$(1,320,191)	$(2,056,847)	$(1,124,316)
Mineral Interest Expenditures	(4,293,398)	(7,763,726)	(5,424,497

Net cash used in operating activities
under US GAAP	(5,613,589)	(9,820,573)	(6,548,813)
Net cash flows from financing
activities under
CDN GAAP and US GAAP	70,000	17,999,081	7,448,546

Net cash flows used in investing	(4,332,488)
activities under CDN GAAP		(7,793,311)	(5,506,510)
Mineral Interest Expenditures	4,293,398	7,763,726	5,424,497
Net cash used in investing activities
under US GAAP	(39,090)	(29,585)	(82,013)
Net change in cash and cash
equivalents	(5,582,679)	8,148,923	817,720
Cash and cash equivalents, beginning	9,707,914	1,558,991	741,271
Cash and cash equivalents, ending	$4,125,235	$9,707,914	$1,558,991

US Recent Accounting Pronouncements

In May 2008, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 163, “Accounting for Financial Guarantee Insurance Contracts – An interpretation of FASB Statement No. 60”. SFAS 163 requires that an insurance enterprise recognize a claim liability prior to an event of default when there is evidence that credit deterioration has occurred in an insured financial obligation. It also clarifies how SFAS 60 applies to financial guarantee insurance contracts, including the recognition and measurement to be used to account for premium revenue and claim liabilities, and requires expanded disclosures about financial guarantee insurance contracts. It is effective for financial statements issued for fiscal years beginning after December 15, 2008, except for some disclosures about the insurance enterprise’s risk-management activities. SFAS 163 requires that disclosures about the risk-management activities of the insurance enterprise be effective for the first period beginning after issuance. Except for those disclosures, earlier application is not permitted. The adoption of this statement will have no effect on the Company’s financial statements.

In May 2008, the FASB issued SFAS No. 162, “The Hierarchy of Generally Accepted Accounting Principles”. SFAS 162 identifies the sources of accounting principles and the framework for selecting the principles to be used in the preparation of financial statements of non-governmental entities that are presented in conformity with generally accepted accounting principles in the United States. It is effective 60 days following the SEC’s approval of the Public Company Accounting Oversight Board amendments to AU Section 411, “The Meaning of Present Fairly in Conformity With Generally Accepted Accounting Principles”. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

In March 2008, FASB issued SFAS No. 161, “Disclosures about Derivative Instruments and Hedging Activities – an amendment to FASB Statement No. 133”. SFAS No. 161 is intended to improve financial standards for derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance, and cash flows. Entities are required to provide enhanced disclosures about: (a) how and why an entity uses derivative instruments; (b) how derivative instruments and related hedged items are accounted for under Statement 133 and its related interpretations; and (c) how derivative instruments and related hedged items affect an entity’s financial position, financial performance, and cash flows. It is effective for financial statements issued for fiscal years beginning after November 15, 2008, with early adoption encouraged. The adoption of this statement is not expected to have a material effect on the Company’s financial statements.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Costs
For The Years Ended December 31, 2008 and 2007

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2006	2007	2007	2008	2008

Assays and testing	$1,320,636	$506,243	$1,826,879	$159,009	$1,985,888
Claims renewal /Staking	301,990	88,552	390,542	25,660	416,202
Drilling	7,241,362	4,367,019	11,608,381	800,333	12,408,714
Environmental studies	146,125	330,587	476,712	534,141	1,010,853
Exploration data management	560,922	154,042	714,964	89,121	804,085
First Nations	-	-	-	21,835	21,835
Geochemistry	60,136	20,835	80,971	19,985	100,956
Geological services	2,362,395	1,700,874	4,063,269	1,460,399	5,523,668
Geophysical services	550,170	60,145	610,315	76,468	686,783
Metallurgy	472,149	576,827	1,048,976	583,696	1,632,672
Petrographic work	23,992	12,327	36,319	7,638	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	561,528	334,027	895,555	240,581	1,136,136
Transportation	1,081,587	593,542	1,675,129	486,829	2,161,958
Write down property	-	(68,158)	(68,158)	(44,662)	(112,820)
BC refundable mining tax credits	-	(1,566,304)	(1,566,304)	(983,320)	(2,549,624)
Federal non-refundable
mining tax credits	-	-	-	(605,284)	(605,284)

	$14,789,007	$7,110,558	$21,899,565	$2,872,429	$24,771,994

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description
1.	Articles of Incorporation and By-laws:
1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)
1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)
4.	Material Contracts
4.1	Financial Advisory Services Agreement between Hard Creek Nickel Corporation and The Balloch Group dated May 29, 2006 (1)
12.	Section 302 Certifications
12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*
12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*
13.	Section 906 Certifications
13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*
13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*
15.	Additional Exhibits
15.1	Consent of Ronald G. Simpson*
15.2	Consent of N.C. Carter*
15.3	Consent of Neil Froc*
15.4	Consent of Tony Hitchins*

*	Filed herewith.

(1) Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.

(Signature page follows)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HARD CREEK NICKEL CORPORATION

/s/ Brian Fiddler
Brian Fiddler
Chief Financial Officer

Date: June 22, 2009