Form 20-F/A
period 2008-12-31
HARD CREEK NICKEL CORP
filed 2010-05-14
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

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

Securities registered or to b registered pursuant to Section 12(b) of the Act.

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
[   ] YES    [X] NO

EXPLANATORY NOTE

This Form 20-F/A of Hard Creek Nickel Corp. (the “Company”) is being filed to amend disclosure deficiencies identified in the original Form 20-F Annual Report for the fiscal year ended December 31, 2008 as originally filed on June 23, 2009.

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to address the disclosure deficiencies identified. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on June 23, 2009.

For details on our amendments to this Form 20-F/A, refer to the following pages:

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled “Risk Factors” on page 8. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

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

Item 2        Offer Statistics and Expected Timetable

Not Applicable.

Item 3        Key Information

A.        Selected Financial Data

The following table summarizes selected financial data for our company for the years ended December 31, 2008, 2007, 2006, 2005, and 2004 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars)

Fiscal Years Ended December 31

CDN GAAP	2008 Audited	2007 Audited	2006 Audited	2005 Audited	2004 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$1,958,267	$1,778,211	$228,931	$1,106,868	$948,638
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$12,838,651	$10,880,384	$9,102,173	$8,873,242	$7,766,374

Depreciation	$20,860	$14,528	$7,493	$6,780	$6,077
General and Administrative Expenses	$2,524,141	$2,852,726	$1,534,578	$890,690	$1,910,813
Mineral Property Exploration Costs	$2,872,429	$7,110,558	$5,509,087	$2,679,212	$2,987,287
Other Income	$565,874	$1,074,515	$1,305,647	($216,178 )	$962,175
Basic and Diluted Net Loss per Share	$0.03	$0.03	$0.01	$0.04	$0.04
Assets	$31,637,006	$33,846,521	$17,530,128	$11,157,371	$8,083,761
Current Assets	$6,429,027	$11,529,201	$1,834,442	$846,465	$607,583
Capital Stock	$39,562,338	$39,434,113	$24,276,925	$18,148,499	$14,346,487
Common Stock (adjusted to reflect changes in capital)	60,370,592 common shares	60,220,592 common shares	49,322,614 common shares	37,675,494 common shares	28,310,394 common shares
Basic and Diluted Net Loss per Common Share	$0.03	$0.03	$0.01	$0.03	$0.03
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

US GAAP	2008 Audited	2007 Audited	2006 Audited	2005 Audited	2004 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$4,830,696	$10,974,654	$5,738,018	$3,332,394	$4,648,724
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$40,331,370	$35,500,674	$24,526,020	$18,788,002	$15,455,608
Depreciation	$20,860	$14,528	$7,493	$6,780	$6,077
General and Administrative Expenses	$2,524,141	$2,852,726	$1,534,578	$890,690	$1,910,813

Mineral Property Exploration Costs	$2,872,430	$7,182,030	$5,509,087	$2,679,212	$2,987,287
Other Income	$565,874	($939,898)	$1,305,647	$237,508	$249,376
Basic and Diluted Net Loss per Share	$0.08	$0.18	$0.12	$0.09	$0.16
Assets	$6,685,512	$11,767,456	$2,220,698	$1,697,951	$1,303,553
Current Assets	$6,429,027	$11,529,201	$1,834,442	$846,465	$607,583
Capital Stock	$39,562,338	$41,448,526	$23,800,546	$18,632,327	$15,059,286
Common Stock (adjusted to reflect changes in capital)	60,370,592 common shares	60,220,592 common shares	49,322,614 common shares	37,675,494 common shares	28,310,394 common shares
Basic and Diluted Net Loss per Common Share	$0.08	$0.18	$0.12	$0.09	$0.16
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

B.        Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 17, 2009, we had 60,370,592 Common Shares and no Class A Preference Shares issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and capitalization as of December 31, 2008. You should read this table in conjunction with the audited and unaudited financial statements and accompanying notes included in this annual report.

As at December 31, 2008
(Stated in Canadian Dollars)

Liabilities
Current, unsecured and unguaranteed	$172,741
Current, secured and guaranteed	-
$172,741

Shareholders’ Equity
Common stock	$39,562,338
Contributed Surplus	4,363,875
Deficit	(12,838,651)
$31,087,562

C.        Reasons for the Offer and Use of Proceeds

Not applicable.

D.        Risk Factors

This Annual Report contains forward-looking statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expects”, “plans”, “anticipates”, “believes”, “estimates”, “predicts”, or “potential” or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled “Risk Factors”, that may cause our company’s or our industry’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

While these forward-looking statements, and any assumptions upon which they are based, are made in good faith and reflect our current judgment regarding the direction of our business, actual results will almost always vary, sometimes materially, from any estimates, predictions, projections, assumptions or other future performance suggested in this Annual Report. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

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

Risks Associated with Mining

The Company is engaged in the business of acquiring and exploring mineral properties in the expectation of locating mineral reserves. The Company’s property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company’s business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our company.

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing, profitable mines. In developing its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable. For further information please refer to our 43-101 "Technical Report on Preliminary Assessment of Turnagain Property" dated September 25, 2007 located on our website www.hardcreek.com under the Heading Projects.

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

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled “Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies” contained in this Annual Report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying, baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2008, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure during this period was CAN$25,400,000.

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

It is unlikely that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 8 of this annual report, for additional information about the risks of mineral exploration.

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

C.        Organizational Structure

We have one wholly-owned subsidiary, Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act(Canada) on July 14, 2004. This wholly-owned subsidiary is currently inactive. The Company is currently looking at other property acquisitions in Canada but outside the Province of British Columbia. Hard Creek Nickel Corporation is incorporated in the Province of British Columbia only and is not registered to do business outside this province. Canadian Metals Exploration Ltd. is incorporated nationally across Canada and is registered to do business in each province. If the Company were to acquire exploration properties outside British Columbia but still in Canada, these properties would be registered in the subsidiary Canadian Metals Exploration Ltd.

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

Item 5        Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2008 and 2007 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 11 “Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices”. The primary difference between the two generally accepted accounting principles on the Balance Sheet is under United States GAAP the costs of acquiring mineral properties and mineral rights are capitalized then subject to impairment testing. If these acquiring costs do not pass the impairment test, then they are expensed through the Consolidated Statement of Operations. Under United States GAAP, exploration costs are always expensed as incurred on the Consolidated Statement of Operations which reconciles to the difference in Shareholders’ Equity and the Consolidated Statement of Operations between United States and Canadian GAAP.

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

During the year ended December 31, 2006 we incurred a net loss of $228,931 ($0.01 per share) compared to a net loss of $1,106,868 ($0.04 per share) for the year ended December 31, 2005. Our General and administrative expenses for 2006 were $1,534,578, up from $890,690 in the prior year. The increase of $643,888 can be attributed to the following; During 2006 there was a $284,719 increase in stock-based compensation and a $186,402 increase in investor relations expenses. Consulting fees in 2006 were $152,278 while in 2005, consulting fees were $136,665, an increase of $15,613. Professional fees of $204,250 in 2006 were up significantly from $101,417 the previous year. The current year expenses were higher due to legal and accounting expenses from preparing Form 20-F to allow the Company to register its securities in the United States and costs associated with the May 2006 trial against Mr. Wolf Wiese. In July 2006, a judgment in favor of the Company was rendered and Mr. Wiese appealed the decision which was heard and dismissed on April 30, 2007 in favor of the Company.

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

During fiscal 2007, the Company incurred a net loss of $1,778,211 ($0.03 per share) compared to a net loss of $228,931 ($0.01 per share) in fiscal 2006. Our General and administrative expenses for 2007 were $2,852,726, up from $1,534,578 in the prior year. The increase of $1,318,148 can be attributed to the following. There was a $273,201 increase in investor relations stock-based compensation and the $399,872 increase in investor relations expenses. Consulting fees in 2007 were $979,706 while in 2006, consulting fees were $281,023, the increase of $698,683 is due primarily from the $683,707 increase in consulting stock based compensation. Professional fees of $147,111 in 2007 were down $57,000 from $204,250 the previous year.

During the year ended December 31, 2007, the Company incurred exploration expenses of $7,178,716 on the Turnagain property (2006: $5,509,087). Drilling expenses for 2007 were 54% of the total exploration expense up slightly from the 52% in 2006. Field activity resumed in May 2007, and prior thereto, efforts were focused on compiling and analyzing data from the 2006 program. The drill program, which began in early June and ended in mid November, comprised of 75 holes and approximately 24,600 metres of drilling. The focus of the 2007 drill program was to (i) determine the spatial limits of the Horsetrail deposit with step-out drill holes; (ii) upgrade the confidence in the inferred portion of the Horsetrail deposit; (iii) collect large diameter drill core samples for further detailed metallurgical testwork; (iv) further explore the extent of the PGE mineralization in the DJ and DB areas; and (v) drill test three exploration target areas; the Mandible, Central and the Cliff Areas.

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

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007

During fiscal 2008, the Company incurred a net loss of $1,958,267 ($0.03 per share) compared to a net loss of $1,778,211 ($0.03 per share) in fiscal 2007. Our General and administrative expenses for 2008 were $2,524,141,down from $2,852,726 in the prior year. The decrease of $328,585 can be attributed to the following; There was $426,700 of financing costs associated with the re-pricing of share purchase warrants. Consulting fees in 2008 were $150,180 while in 2007, consulting fees were $979,706, the decrease of $829,526 is due primarily from the $812,452 decrease in consulting stock based compensation. Professional fees of $280,935 in 2008 were up $133,824 from $147,111 the previous year primarily from the Cornerstone Agreement with the Kaska Dena and the TSX application.

During the year ended December 31, 2008, the Company incurred exploration expenses of $3,522,375 on the Turnagain property (2007: $7,178,716). Drilling expenses for 2008 were 23% of the total exploration expense down significantly from the 54% in 2007.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 3 to our financial statements included in this annual report.

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

Stock based compensation

The Company may grant, from time to time, stock options to executive officers, directors and consultants. The Company records all stock based awards at fair value as determined using the Black-Scholes option pricing model. All stock based awards to employees and non-employees are measured at the time of grant, or revision, and the fair value attributed is charged to operations, allocated to specific asset accounts, and recognized over the vesting period. Upon exercise, the fair value of share purchase options or specified warrants is allocated from the contributed surplus account to share capital.

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

Financial Instruments

The Company follows the CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

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

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2008 and 2007 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

Name and principal position	Year Ending	Salary(10) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis President and CEO(1)	12/31/08 12/31/07	25,500 (11)	Nil Nil	97,084 Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	122,584 Nil
Brian Fiddler CFO (2)	12/31/08 12/31/07	60,000(3) 55,500	Nil Nil	9,967 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 5,000	69,967 60,500
Neil Froc Executive Vice-President(4)	12/31/08 12/31/07	150,000(5) 150,000	Nil Nil	19,934 Nil	Nil Nil	Nil Nil	Nil Nil	Nil 10,000	169,934 160,000

Name and principal position	Year Ending	Salary(10) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Leslie Young Corporate Secretary(6)	12/31/08 12/31/07	68,500(7) 53,500	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 10,000	68,500 63,500
Tony Hitchins Chief Operating Officer(8) (9)	12/31/08 12/31/07	50,000 (9) 120,000	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil Nil	Nil 60,000	50,000 180,000

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.

(2)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.

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

A.        Common Share Trading Information

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

Qualifications of Directors

Section 10.4 of our Articles of Incorporation provides that a director is not required to hold a share in the capital of our Company as qualification for his or her office but must be qualified as required by the Business Corporations Act (British Columbia)to become, act or continue to act as a director.

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

Our Class A Preference Shares may be issued in one or more series and, subject to the Business Corporations Act(British Columbia), the directors may, by resolution, if none of the shares of any particular series are issued, alter the Articles of the Company and authorize the alteration of the Notice of Articles of our Company, as the case may be, to do one or more of the following:

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

United States federal securities laws require us to disclose, in our Annual Report on Form 20-F, holders who own more than 5% of our issued and outstanding shares.

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

E.        Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). It is assumed that the common shares will at all material times be listed on a stock exchange that is prescribed for purposes of the IncomeTax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a prescribed stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a prescribed stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the annual report and the currently publicly announced administrative and assessing policies of the Canada Customs and Revenue Agency (the “CCRA”). This summary does not take into account Canadian provincial income tax consequences. This description is not exhaustive of all possible Canadian federal income tax consequences and does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action. This summary does, however, take into account all specific proposals to amend the ITA and regulations thereunder, publicly announced by the Government of Canada to the date hereof.

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

G.        Statements by Experts

The financial statements of our company as of December 31, 2008 and 2007 included in this annual report have been audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada, as stated in their reports appearing in this annual report and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

The technical information regarding the Turnagain Property included in this annual report is based on the Technical Report prepared by N.C. Carter, Ph.D., P. Eng., dated April 21, 2004, and a later technical report prepared by R.G. Simpson, P. Eng. Both reports were prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission. These Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission and the Toronto Stock Exchange. Dr. N.C. Carter and R.G. Simpson are “qualified persons” as the term is defined under National Instrument 43-101. The information of the Technical Report appearing in this annual report has been included in reliance upon Dr. N.C. Carter and R.G. Simpson’s authority as experts in geology. Their consent forms are attached to this document.

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

I.        Subsidiary Information

As at the date of this annual report, we have one wholly-owned subsidiary, Canadian Metals Exploration Limited.

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

Changes in Internal Control over Financial Reporting

During the fiscal year ended December 31, 2008 the Company appointed one additional independent director to the Board. We now have a total of four directors, one non independent director and three independent directors who also serve as the audit committee. For the fiscal year ending December 31, 2009, the Company will continue to provide ongoing training to employees to improve or enhance the segregation of duties.

Item 16      Principal Accountant Fees and Services

A.        Audit Fees

           Fiscal Year 2008: $45,872                      Fiscal Year 2007: $37,592

B.        Audit-Related Fees

           Fiscal Year 2008: $2,000                       Fiscal Year 2007: $6,000

C.        Tax Fees

           Fiscal Year 2008: $Nil                           Fiscal Year 2007: $Nil

D.        All Other Fees

           Fiscal Year 2008: $Nil                           Fiscal Year 2007: $Nil

E.        The Audit Committee must approve in advance any non-audit related services provided by the auditor to the Company, and the fees for such services, to ensure independence of the Auditor, and in accordance with applicable regulatory standards, including applicable stock exchange requirements with respect to approval of non-audit related services performed by the auditors; and as necessary, taking or recommending that the Board take appropriate action to oversee the independence of the auditors.

F.        Not Applicable.

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

PART III

Item 17      Financial Statements Refer to Item 18 - Financial Statements.

Item 18      Financial Statements

Financial Statements filed as part of the annual report:

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2008, 2007 and 2006 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte, Chartered Accountants dated February 25, 2009 except for notes 11 and 12 which are as of April 21, 2010.

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
Consolidated Financial Statements
December 31, 2008

AUDITORS’ REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the consolidated balance sheets of Hard Creek Nickel Corporation (an exploration stage company) as at December 31, 2008 and December 31, 2007 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years ended December 31, 2008, 2007 and 2006. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2008 and 2007 and the results of its operations and its cash flows for the years ended December 31, 2008, 2007 and 2006 in accordance with Canadian generally accepted accounting principles.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
February 25, 2009 except for notes 11 and 12 which are as of April 21, 2010

COMMENTS BY AUDITORS FOR UNITED STATES READERS ON CANADA-UNITED STATES
REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated February 25, 2009 except for notes 11 and 12 which are as of April 21, 2010 is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
February 25, 2009 except for notes 11 and 12 which are as of April 21, 2010

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

4

Statement 3
Hard Creek Nickel Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006

DEFICIT, BEGINNING	$10,880,384	$9,102,173	$8,873,242

NET LOSS	1,958,267	1,778,211	228,931

DEFICIT, ENDING	$12,838,651	$10,880,384	$9,102,173

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2008, 2007 and 2006

	2008	2007	2006
		(Restated –
		Note 11)

OPERATING ACTIVITIES
Net loss	$(1,958,267)	$(1,778,211)	$(228,931)
Non cash items
Amortization	20,860	14,528	7,493
Property impairment	44,662	68,158	-
Stock-based compensation	317,436	1,085,653	424,518
Financing costs	426,700	-	-
Future income tax recovery	(102,822)	(939,923)	(1,271,950)

Changes in operating assets and liabilities:
Recoverable taxes	458,435	(258,372)	(167,671)
Prepaid expenses	42,380	(48,764)	(2,586)
Accounts payable and accrued liabilities (Note 11)	(568,091)	(201,400)	114,811
Due to related party	(1,484)	1,484	-

	(1,320,191)	(2,056,847)	(1,124,316)

INVESTING ACTIVITIES
Reclamation bond	-	-	(60,000)
Purchase of office equipment and vehicle	(39,090)	(29,585)	(22,013)
Exploration and development costs	(4,293,398)	(7,763,726)	(5,424,497)

	(4,332,488)	(7,793,311)	(5,506,510)

FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs	70,000	17,836,023	6,908,796
Net decrease in restricted cash	-	163,058	539,750

	70,000	17,999,081	7,448,546

NET INCREASE IN CASH AND CASH EQUIVALENTS	(5,582,679)	8,148,923	817,720

CASH AND CASH EQUIVALENTS, BEGINNING	9,707,914	1,558,991	741,271

CASH AND CASH EQUIVALENTS, ENDING	$4,125,235	$9,707,914	$1,558,991

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$25,098	$161,914	$1,035,991
Guaranteed Investment certificates	$4 ,100,137	$9,546,000	$523,000

Non-cash transactions:
     2006
     Warrants with an estimated fair value of $114,135 were issued to brokers as fees relating to brokered private placements.

     2007
     Warrants with an estimated fair value of $482,700 were issued to brokers as fees for brokered private placements.(Note 5)

     2008
     Warrants were re-priced with an estimated fair value of $426,700. (Note 5) (See accompanying notes)

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. During the year ended December 31, 2008, the Company incurred costs totalling $7,441 (2007 - $Nil) on this property.

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	December 31, 2008		December 31, 2007
	Number of		Number of
	Shares	$	Shares	$

Issued and outstanding:

Balance, beginning of year	60,220,592	39,434,113	49,322,614	24,276,925
Private placements, net of costs	-	-	6,844,571	14,083,446
Exercise of options	150,000	128,225	292,500	268,718
Exercise of warrants	-	-	3,760,907	3,170,679
Future income taxes on renounced flow- through expenditures	-	-	-	(2,365,655)

Balance, end of year	60,370,592	39,562,338	60,220,592	39,434,113

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

5,200,000

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

The significant components of the Company’s future income tax assets and liabilities, at substantially enacted tax rates of 28.33% (2007 – 29.67% and 2006 - 34.1%), are as follows:

	December 31,	December 31,
	2008	2007
Components:
Mineral properties	$(3,217,853)	$(3,319,923)
Non-capital and net-capital losses available	2,171,233	1,839,738
Share issuance costs and other tax deductions	269,421	395,376
Federal non-refundable investment tax
credits, net of future income taxes	605,284	-

Net future tax asset (liability) before
valuation allowance	(171,915)	(1,084,809)
Valuation Allowance	(204,787)	-

Net future income tax liability	$(376,702)	$(1,084,809)

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

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

There are no externally imposed capital restrictions.

11.	RESTATEMENT

On the Consolidated Statement of Cashflows for fiscal year 2007, the Company reclassified $1,238,700 in BC refundable mining tax credits from Operating Activities; Mining tax credits to Operating Activities; Accounts payable and accrued liabilities to be consistent with the current year's presentation.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

12.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (RESTATED)

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

Under U.S. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance. A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided. During the years December 31, 2007 and 2006, the Company’s financial statements did not reflect this difference in accounting treatment. As a result, this note has been as reflected below.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach. FIN 48 became effective for the Company on January 1, 2007

(i)	Assets

	December 31,	December 31,
	2008	2007

Total assets, under Canadian GAAP	$31,637,006	$33,846,521
Less: Interest in mineral properties	(179,500)	(179,500)
Less: Deferred exploration cost	(24,771,994)	(21,899,565)

Total assets, under US GAAP	$6,685,512	$11,767,456

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

(ii)	Liabilities

	December 31,	December 31,
	2008	2007

Total liabilities, under Canadian GAAP	$549,444	$1,827,125

Total liabilities, under US GAAP	$549,444	$1,827,125

(iii)	Share Capital

		December 31,
		2007	December 31,
	December 31,	(As previously	2007
	2008	reported)	(Restated)

Total share capital, under Canadian GAAP	$39,562,338	$39,434,113	$39,434,113
Add: Flow through tax recovery-CDN GAAP	-	-	2,365,655
Less: Flow through tax recovery-US GAAP	-	-	(351,242)

Total share capital, under US GAAP	$39,562,338	$39,434,113	$41,448,526

(iv)	Deficit

	December 31,		December
	2008		31, 2007
	(As	December	(As	December
	previously	31, 2008	previously	31, 2007
	reported)	(Restated)	reported)	(Restated)

Deficit, under Canadian GAAP	$(12,838,651)	$(12,838,651)	$(10,880,384)	$(10,880,384)
Less: Prior years adjustment to deficit	-	(2,720,725)	-	(706,312)
Less: Mineral interests	(24,771,994)	(24,771,994)	(21,899,565)	(21,899,565)
Less: Flow through tax recovery-CDN GAAP	-	-	-	(2,365,655)
Add: Flow through tax recovery-US GAAP	-	-	-	351,242

Deficit, under US GAAP	$(37,610,645)	$(40,331,370)	$(32,779,949)	$(35,500,674)

(v)	Net loss for the year

	December		December		December
	31, 2008		31, 2007		31, 2006
	(As	December	(As	December	(As
	previously	31, 2008	previously	31, 2007	previously
	reported)	(Restated)	reported)	(Restated)	reported)

Net loss for the year, Canadian GAAP	$(1,958,266)	$(1,958,266)	$(1,778,211)	$(1,778,211)	$(228,931)
Less: mineral interests	(3,522,375)	(2,872,430)	(7,182,030)	(7,182,030)	(5,509,087)
Less: flow through tax recovery-CDN GAAP	-	-	-	(2,365,655)	-
Add: flow through tax recovery-US GAAP	-	-	-	351,242	-

Net loss for the year, under US GAAP	$(5,480,641)	$(4,830,696)	$(8,960,241)	$(10,974,654)	$(5,738,018)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2008

(vi)	Consolidated Statements of cash flow

CONSOLIDATED STATEMENTS OF CASH FLOW	December 31,	December 31,	December 31,
	2008	2007	2006

Net cash flows from operating activities, under Canadian GAAP (Note 11)	$ (1,320,191)	$ (2,056,847)	$ (1,124,316)
Mineral Interest Expenditures	(4,293,398)	(7,763,726)	(5,424,497
Net cash used in operating activities, under US GAAP	(5,613,589)	(9,820,573)	(6,548,813)
Net cash flows from financing activities, under CDN GAAP and US GAAP	70,000	17,999,081	7,448,546

Net cash flows used in investing activities, under CDN GAAP	(4,332,488)	(7,793,311)	(5,506,510)
Mineral Interest Expenditures	4,293,398	7,763,726	5,424,497
Net cash used in investing activities, under US GAAP	(39,090)	(29,585)	(82,013)
Net change in cash and cash equivalents	(5,582,679)	8,148,923	817,720
Cash and cash equivalents, beginning	9,707,914	1,558,991	741,271
Cash and cash equivalents, ending	$4,125,235	$9,707,914	$1,558,991

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

Date: May 13, 2010