Form 20-F
period 2009-12-31
HARD CREEK NICKEL CORP
filed 2010-07-01
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

OR

[   ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

OR

[   ] SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

66,545,052 Common Shares without par value issued and outstanding as at June 28, 2010.

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
[   ] YES      [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ]       Accelerated filer [   ]        Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	Other [ X]

International Financial Reporting Standards as issued by the International Accounting Standards Board [   ]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
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

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. A “tonne” is one metric ton or 2204.6 pounds. All such financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

The financial statements of Hard Creek for the years ended December 31, 2007, 2008 and 2009 have been reported on by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

Item 1           Identity of Directors, Senior Management and Advisers

A.           Directors and Senior Management

The Directors and the senior management of our company as of June 28, 2010 are as follows:

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

B.           Advisers

Our legal advisers are Clark Wilson LLP, Barristers & Solicitors, with a business address at Suite 800, 885 West Georgia Street, Vancouver, British Columbia, Canada V6C 3H1. Our principal banker is the Bank of Montreal with a business address at 595 Burrard Street, Vancouver, British Columbia, Canada V7X 1L7.

C.           Auditors

Our auditors are Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants (“DMCL LLP”) with a business address at Suite 1500– 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1. DMCL LLP is a member of the Canadian Institute of Chartered Accountants and the Institute of Chartered Accountants of British Columbia. DMCL LLP is also registered with the Canadian Public Accounting Board and the Public Company Accounting Oversight Board (United States). DMCL LLP became our auditors during the fiscal year ended 2003.

Item 2           Offer Statistics and Expected Timetable

Not Applicable.

Item 3           Key Information

A.           Selected Financial Data

The following table summarizes selected financial data for our company for the years ended December 31, 2009, 2008, 2007, 2006, and 2005 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 – Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars)

Fiscal Years Ended December 31

CDN GAAP	2009 Audited	2008 Audited	2007 Audited	2006 Audited	2005 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$1,477,538	$1,958,267	$1,778,211	$228,931	$1,106,868
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$14,316,189	$12,838,651	$10,880,384	$9,102,173	$8,873,242
Depreciation	$24,389	$20,860	$14,528	$7,493	$6,780
General and Administrative Expenses	$1,238,438	$2,524,141	$2,852,726	$1,534,578	$890,690
Mineral Property Exploration Costs	$3,549,534	$2,872,429	$7,110,558	$5,509,087	$2,679,212

Other Income	($239,100 )	$565,874	$1,074,515	$1,305,647	($216,178 )
Basic and Diluted Net Loss per Share	$0.02	$0.03	$0.03	$0.01	$0.04
Assets	$30,920,228	$31,637,006	$33,846,521	$17,530,128	$11,157,371
Current Assets	$2,176,886	$6,429,027	$11,529,201	$1,834,442	$846,465
Capital Stock	$39,562,338	$39,562,338	$39,434,113	$24,276,925	$18,148,499
Common Stock (adjusted to reflect changes in capital)	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares	49,322,614 common shares	37,675,494 common shares
Basic and Diluted Net Loss per Common Share	$0.02	$0.03	$0.03	$0.01	$0.03
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

US GAAP	2009 Audited	2008 Audited	2007 Audited	2006 Audited	2005 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$5,027,072	$4,830,696	$10,974,654	$5,738,018	$3,332,394
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$45,358,442	$40,331,370	$35,500,674	$24,526,020	$18,788,002
Depreciation	$24,389	$20,860	$14,528	$7,493	$6,780
General and Administrative Expenses	$1,238,438	$2,524,141	$2,852,726	$1,534,578	$890,690
Mineral Property Exploration Costs	$3,549,534	$2,872,430	$7,182,030	$5,509,087	$2,679,212
Other Income	($239,100 )	$565,874	($939,898)	$1,305,647	$237,508
Basic and Diluted Net Loss per Share	$0.08	$0.08	$0.18	$0.12	$0.09
Assets	$2,419,200	$6,685,512	$11,767,456	$2,220,698	$1,697,951

Current Assets	$2,176,886	$6,429,027	$11,529,201	$1,834,442	$846,465
Capital Stock	$39,562,338	$39,562,338	$41,448,526	$23,800,546	$18,632,327
Common Stock (adjusted to reflect changes in capital)	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares	49,322,614 common shares	37,675,494 common shares
Basic and Diluted Net Loss per Common Share	$0.08	$0.08	$0.18	$0.12	$0.09
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

B.           Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 28, 2010, we had 66,545,052 Common Shares and no Class A Preference Shares issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and capitalization as of December 31, 2009. You should read this table in conjunction with the audited financial statements and accompanying notes included in this annual report.

As at December 31, 2009
(Stated in Canadian Dollars)

Liabilities
Current, unsecured and unguaranteed	$285,527
Current, secured and guaranteed	-
$285,527

Shareholders’ Equity
Common stock	$39,562,338
Contributed Surplus	4,569,349
Deficit	(14,316,189)
$29,815,498

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

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing, profitable mines. In developing its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable. For further information please refer to our 43-101 "Technical Report on Preliminary Assessment of Turnagain Property" dated April 7, 2010 located on our website www.hardcreek.com under the heading "Projects".

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

The search for valuable minerals involves numerous hazards. As a result, we may become subject to liability for such hazards, including pollution, cave-ins and other hazards against which we cannot insure against or which we may elect not to insure. At the present time we have no coverage to insure against these hazards. The payment of such liabilities may have a material adverse effect on our financial position. If so, we may have to slow down or cease operations and investors could lose their investment in our company.

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

Please see the section entitled “Governmental Regulations” on page 19 for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $813,736, recoverable taxes of $21,282 and mining tax credits of $1,301,506 as of December 31, 2009. We estimate our average monthly operating expenses to be approximately $92,000. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2010, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we have sufficient funds for the 12 month period ending December 31, 2010, but we will need to raise further capital very soon thereafter in the approximate amount of $20,000,000 to $30,000,000. We do not currently have any arrangements for financing and we may not be able to find such financing if required. We cannot be sure that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing would likely result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties, our company would never increase in value and investors would never see a return on their investment.

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

Our common shares are currently listed on the TSX Exchange under the symbol ‘HNC’. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. As at June 28, 2010, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 8,235,500 of our common shares which, if exercised, would represent approximately 11 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Our common shares are listed on the TSX Exchange under the symbol “HNC”.

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

Between November, 2003 and March, 2005 we staked additional claims, enlarging the Turnagain property from 3,700 hectares to approximately 27,500 hectares. With claim conversions in April 2005 and November 2007, and additional staking in 2009 the Turnagain property now covers 33,220 hectares.

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

On August 25, 2008 we acquired by staking on-line, a claim block known as the Dease Lime property located approximately 48km west of the Turnagain property. Additional on-line staking on July 13, 2009 was completed to increase the claim size to approximately 1069 hectares. Some reconnaissance prospecting was completed in the summer of 2009. Work was filed on the property with the expiry date of a portion of the property to March 1, 2012.

On November 20, 2009 we acquired by staking on-line, an additional claim block known as the Wheaton Lime property. It is located approximately 20km southwest of the Turnagain property and covers approximately 1360 hectares. Some reconnaissance prospecting is planned for the summer of 2010.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2008, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure during this period was CAN$28,300,000.

As of December 31, 2009, we had approximately $1,900,000 in working capital, which is not sufficient to cover our operating costs for the next twelve months at $92,000 per month plus our anticipated 2010 exploration program of approximately $1,800,000. The anticipated shortfall of $1,000,000 was covered by the private placement announced in March 2010 which saw the Company issue 4,000,000 units at $0.25 per unit for gross proceeds of $1,000,000 as well as the May 2010 exercise of 2,109,461 share purchase warrants for proceeds of $632,838.

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

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own four very early stage, mineral properties in British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties. We intend to conduct prospecting and sampling on the Wheaton Lime property in 2010.

It is unlikely that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 9 of this annual report, for additional information about the risks of mineral exploration.

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

The company has 100% interest in a number of mineral exploration properties located in British Columbia, of which the Turnagain is presently considered the most significant and is described below. The Bobner, Dease Lime, Lime, Lime 2 and Wheaton Lime are believed to contain favorable geology. We intend to conduct some prospecting and sampling on the Turnagain and the Wheaton Lime properties in 2010.

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

The company has recently rented a warehouse near Vancouver in which to store drill core samples and to prepare composite samples for metallurgical testwork. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical testwork. This facility rents for $1,800 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $139,000 located at our Vancouver Office and the Turnagain camp. We lease a photocopier at the rate of $700 per three months. Satellite internet and telephone service at our Turnagain camp costs $150 per month.

Our main mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property. The technical information regarding the Turnagain Property included in this section is based, in large part, on four technical reports:

1) Report on the 2003 Exploration Program, Turnagain Nickel Property, dated April 21, 2004, prepared by N. C. Carter Ph.D., P.Eng, in compliance with the requirements of National Instrument 43-101 and Form 43-101F1.

2) Preliminary Assessment on the Turnagain Property dated September 25, 2007 prepared by Tony Lipiec, P.Eng., Gerrit Vos, P. Eng. and Greg Kulla, P. Geo. of AMEC Americas Limited in conjunction with Ronald Simpson, P.Geo, in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

3) Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson, P.Geo, dated March 29, 2007, and prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

4) Preliminary Assessment on the Turnagain Property dated April 7, 2010 prepared by Karla Mills, P.Eng., Andre de Ruijter, P.Eng., Peter Wells, SAIMM, Guy Impey, P.Eng.,of Wardrop, a Tetra tech Company in conjunction with Alan Lathwood, Pr.Eng., Robert Fong, P.Eng., Ronald Simpson, P.Geo., Daniel Friedman, P.Eng., Neil Brazier, P.Eng., John Reid, AusIMM, and David Dreisinger, Ph.D., P.Eng. in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities

The Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission, the United States Securities and Exchange Commission and the TSX Venture Exchange. Dr. Carter, Tony Lipiec, Gerrit Vos, Greg Kulla, Ronald Simpson, Karla Mills, Andre de Ruijter, Peter Wells, Guy Impey, Alan Lathwood, Robert Fong, Daniel Friedman, Neil Brazier, John Reid, and Dr. Dreisinger are “qualified persons” as the term is defined under National Instrument 43-101.

Exploration data collected during the 2003 to 2009 exploration programs was done under the supervision of Neil Froc, P. Eng., and Tony Hitchins, M.Sc., all employees of Hard Creek Nickel Corporation.

Location and Accessibility

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver. Please see the above map to see where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area.

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

Description of Claims

Our Turnagain Property consists of 65 neighboring mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain property as of June 28, 2010.

The following table shows details relating to Hard Creek Nickel Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004/jan/01	2019/jan/01
On-Line Cell Mineral Claims
501131	Drift 1	422.0	2005/jan/12	2019/jan/12
501168	Drift 2	421.8	2005/jan/12	2019/jan/12
501234	Drift 3	421.7	2005/jan/12	2019/jan/12
501298	Drift 4	421.8	2005/jan/12	2019/jan/12
508218	Dinah 1	407.2	2005/mar/03	2019/mar/03
508219	Dinah 2	407.1	2005/mar/03	2019/mar/03
508221	Dinah 3	406.9	2005/mar/03	2019/mar/03
508222	Dinah 4	406.7	2005/mar/03	2019/mar/03
508223	Dinah 5	407.1	2005/mar/03	2019/mar/03
508225	Dinah 6	407.1	2005/mar/03	2019/mar/03
508226	Dinah 7	254.6	2005/mar/03	2019/mar/03
508227	Dinah 8	407.3	2005/mar/03	2019/mar/03
508228	Dinah 9	135.5	2005/mar/03	2019/mar/03
508229	Dinah 10	203.4	2005/mar/03	2019/mar/03
528780	T1	67.7	2006/feb/23	2019/feb/23
528781	T2	203.3	2006/feb/23	2019/feb/23
528782	T3	152.6	2006/feb/23	2019/feb/23
528784	T4	288.3	2006/feb/23	2019/feb/23
528787	T5	169.6	2006/feb/23	2019/feb/23
528788	T6	270.2	2006/feb/23	2019/feb/23
528789	T7	422.5	2006/feb/23	2019/feb/23
528790	T8	253.6	2006/feb/23	2019/feb/23
Converted Legacy to On-Line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005/jan/14	2019/feb/18
510889	Flat 10, 13, 15	1627.9	2005/apr/18	2019/apr/07
510892	Flat 2, 6	1219.3	2005/apr/18	2019/apr/07
510910	Flat 9, 12, 14	1424.3	2005/apr/18	2019/apr/07
510911	Flat 1, 5	1066.9	2005/apr/18	2019/apr/07
510912	Flat 8, 11	779.9	2005/apr/18	2019/apr/07
511214	Hard 4, 6	979.9	2005/apr/20	2019/feb/18
511226	Hill 1, 2	1216.1	2005/apr/20	2019/feb/18
511227	Hill 3	506.7	2005/apr/20	2019/feb/17
511230	Hill 4, 5	760.5	2005/apr/20	2019/feb/17
511234	Hill 6	185.9	2005/apr/20	2019/feb/16
511244	Hard 5, 7	489.9	2005/apr/20	2019/feb/18
511251	Hard 8	473.4	2005/apr/20	2019/feb/17
511257	Hill 9, 10	1014.4	2005/apr/20	2019/feb/17
511279	Hard 9, 10	896.7	2005/apr/20	2019/feb/17
511304	Hill 7, 8	1149.7	2005/apr/21	2019/feb/17
511305	Hound 3	271.0	2005/apr/21	2019/sep/27
511306	Turn 2, Flat 7	881.2	2005/apr/21	2019/feb/19
511329	Hound 1, 2	1015.4	2005/apr/21	2019/sep/27

511330	Cub	592.6	2005/apr/21	2018/dec/01
511337	Cub 10, 18, Pup 1	1065.8	2005/apr/21	2018/dec/01
511340	Cub 17	253.9	2005/apr/21	2018/dec/01
511344	Turn 1, Bear 2	271.0	2005/apr/21	2019/feb/19
511347	Flat 3, 4	474.3	2005/apr/21	2019/apr/07
511348	Cub 2	389.4	2005/apr/21	2018/dec/01
511586	Pup 2	236.9	2005/apr/25	2019/jan/01
511593	Pup 3	101.5	2005/apr/25	2019/jan/01
511627	Cub 11	592.1	2005/apr/25	2018/dec/01
511628	Hard 1	709.0	2005/apr/25	2019/feb/18
511629	Hard 3	472.9	2005/apr/25	2019/feb/18
570454	Bear 1	456.8	2007/nov/22	2019/may/26
570455	Bear 19, Bear 21 to 28	237.0	2007/nov/22	2019/may/26
570456	Bear 3 to 18	220.2	2007/nov/22	2019/may/26
570457	Bear 20	16.9	2007/nov/22	2019/may/26
609390	FLAT 7	254.6	2009/jul/21	2011/sep/20
609394	FLAT 6	407.4	2009/jul/21	2011/sep/20
609396	FLAT 8	203.8	2009/jul/21	2011/sep/20
609397	FLAT 5	407.4	2009/jul/21	2011/sep/20
609398	FLAT 4	407.4	2009/jul/21	2011/sep/20
609403	FLAT 3	407.3	2009/jul/21	2011/sep/20
609423	FLAT 2	407.3	2009/jul/21	2011/sep/20
609424	FLAT 1	424.2	2009/jul/21	2011/sep/20

The four cell claims from Tenure 570454 to 570457 in the list with an issue date of November 22, 2007 indicates a group of claims once held in trust by the Supreme Court of British Columbia. In February 2004, we filed an action in the Supreme Court of British Columbia against Mr. Wolf Wiese, a former consultant to our company. The action sought the transfer to our company of claims neighboring the Turnagain property, which were staked in the name of Mr. Wiese. We believed that these claims should have been staked in the name of the Company. On July 10, 2006 the Supreme Court of British Columbia ordered that the claims be transferred to our company. The transfer of ownership was completed on October 11, 2006. Mr. Wiese has subsequently filed a Notice of Appeal of the Order. The appeal was heard and dismissed on April 30, 2007 in the British Columbia Court of Appeals with costs payable to the Company.

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

In 2009 we developed an extensive electronic relational drill hole database, initiated metal leaching tests on site, and continued with baseline water sampling. Metallurgical testwork continued towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing. A small pilot plant test was conducted and a range of concentrates collected to develop potential hydrometallurgical refining processes. These concentrates were used for completion of amenability testing of the Activox® process in Perth Australia and the Outotec Nickel Chloride Leach in Pori Finland.

Present Condition of the Property

No mining operations have taken place on the property. Diamond drill casings have been left in place and the locations of the bore holes marked with labeled fence posts. There are approximately 32 km of unpaved roads and trails on the property, constructed from the late 1960s to the present. Reclamation work has been and will be performed on disused roads.

A camp, consisting of 17 wall tents, 3 trailers and drill core storage facilities, capable of accommodating approximately 30 people, has been constructed. A 930 meter unpaved air strip is adjacent to the camp. Power is provided by an on-site diesel generator.

The property is without known reserves and our proposed work program is exploratory in nature.

Mineralization

A number of mineral showings, located during early exploration on the Turnagain property, consist of scattered to semi-massive (15-30%) magmatic pyrrhotite (a common iron sulphide mineral) with minor pentlandite (an iron and nickel sulphide mineral) in altered ultramafic rock, which is rock rich in iron and magnesium, low in silica and modified by hot, water-rich fluids. Extensive drilling in the Horsetrail Zone on the Turnagain property during the 2002-2008 period has outlined broad zones of disseminated to intercumulus (between silicate grains) sulphide mineralization near the gradual transition from dunite to wehrlite. Textures observed in surface exposures and drill core samples suggest that both the sulphide and silicate minerals settled, under the influence of gravity, from a hot, liquid magma, originally located several miles beneath the earth’s surface.

Within the broad zone of disseminated intercumulus mineralization, which cmprises sulphide grains located between silicate minerals in the Horsetrail area, the sulphide grains range in size from 0.5mm to 5mm with curved contacts against oval olivine grains. Pyrrhotite is the most abundant sulphide, but usually encloses conspicuous pentlandite crystals (nickel-iron-sulphur mineral), especially in the higher grade intervals. Chalcopyrite (copper-iron sulphide), when present, is often along the margins of the pyrrhotite and has on been found during our exploration of the property] as minute streaks extending away from the sulphide grain. We have also identified trace to minor quantities of bornite (another copper-iron sulphide), native copper, valleriite, mackinawite, smythite (complex iron-nickel-cobalt-copper sulphide minerals), and several unnamed Ni-Fe-Cu-Co sulphides in metallurgical concentrates in our exploration of the property.

The Horsetrail Zone is the most significant zone of nickel sulphide mineralization on the property. The exploration drilling that we conducted between 2002 and the end of 2008 has expanded the area of mineralization from the original surface showing of weathering sulphides, to encompass an area 1.8km long by 0.8km wide. The mineralization in the Horsetrail Zone is made up of several northwest to west-northwest striking zones averaging greater than 0.25% sulphide nickel separated by intervals of lower grade nickel sulphide mineralization. Because of the results of our exploration on the property, we believe that mineralization in the Horsetrail Zone dips steeply to the north. We have intersected the mineralization 300m below the surface.

Our exploration drilling has intersected nickel sulphide mineralization in several other areas, located within a kilometre of the Horsetrail Zone. Additional drilling is necessary to determine extent and significance of these mineralized areas. However, since the mineralization and host rocks in the Horsetrail and at least one of the other areas are very similar in appearance and composition, we believe that additional drilling will establish that the Horsetrail nickel sulphide mineralization is connected to the nickel sulphide mineralization in at least one of the other areas (the Hatzl Zone).

In the Horsetrail Zone, we have found evidence of low-grade nickel near the surface, which could likely be mined using open-pit mining. Also, a number of our drilling samples indicate the possibility that there are higher grade zones farther down (0.4% to 1.0% nickel).

Platinum and palladium mineralization has been intersected in several drill holes in the D.J. Zone, located on the Turnagain property approximately three km northwest of the Horsetrail Zone. This mineralization is usually found in a light to medium green colored rock composed dominantly of pyroxene (calcium-magnesium silicate) crystals with variable amounts of magnetite and minor sulphide grains.

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

Environmental Surveys

Since the timely collection of long lead-time baseline data on the Turnagain property, such as meteorological, hydrological, water quality, and wildlife, is important to the environmental permitting process, we initiated collection of water quality data and wildlife observations in 2003. The program was expanded in 2004 to 2009 period to include hydrological measurements on Hard Creek, Faulkner Creek, Flat Creek and Turnagain River, ground water quality in the Horsetrail Zone and meteorological data (temperature, precipitation, evaporation, wind speed and direction). A preliminary study to determine the presence and species of fish in the Turnagain River and tributaries of Hard Creek was conducted in 2004 and expanded in 2006. A detailed fish habitat study of Hard Creek and Hard Lake was completed in 2007.

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

-	Pressure oxidation, crushing, grinding and abrasion testwork at SGS, Lakefield, Ontario
-	Quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses at Xstrata Process Services, Sudbury, Ontario
-	Mineralogy, grinding, flotation scoping, locked cycle flotation and pilot plant test work at G&T Laboratories, Kamloops, British Columbia

-	Ultra fine gravity concentration testing at Met-Solve Laboratories Inc, Vancouver British Columbia
-	Mineralogy, flotation scoping, locked cycle flotation and pressure oxidation testing of the Activox® Process by Western Minerals Technology Pty. Ltd. in Perth Australia.
-	Pressure oxidation testing of the Nickel Chloride Leach Process at Outotec Research Facility in Pori, Finland.

Jim Gulyas, P.Eng. of AMEC Americas Limited of Vancouver, B.C. was contracted in November 2008 to provide an overview of the hydrometallurgical plant options available to the Company to extract nickel and cobalt from the Turnagain concentrate. As a result of the overview the Company entered into an agreement in January 2009 with Norilsk Processing Technology Pty. Ltd. to determine the viability of the Activox® Process on Turnagain concentrate. This work was completed by Western Minerals Technology Pty. Ltd. in Perth Australia in 2009.

A second hydrometallurgical plant option utilizing the Outotec Nickel Chloride Leach process was also identified and tested at Pori, Finland in 2009.

Metallurgical testwork continues towards refining the parameters necessary for projecting actual mill performance suitable for producing a marketable concentrate or a concentrate for hydrometallurgical plant feed. This work is being managed and supervised under the direction of Mr. John Hoffert, P.Eng. (HPS).

Recommendations and Cost Estimate

The following program for the complete 2010 year for the Turnagain Property was recommended to our company by Neil Froc, P. Eng. in April of 2010. On-site field work will initiate on July 5, 2010 and should be completed within a couple months. Additional short (less than a week) site visits maybe required within 2010.

Project Management (Camp Watchman, Geologists, Professional Advisors, etc.)	$422,000
On-Site Work (transportation, camp costs, etc.)	$87,000
Software maintenance and upgrades	$8,000
Permitting Studies (Further environmental, First Nations agreements and traditional use studies)	$181,000
Metallurgical test work and services	$1,000,000
Contingencies	$102,000
Total	$1,800,000

The program is directed primarily on refining the process parameters necessary for projecting actual mill performance, determining the viability of producing a marketable concentrate, and establishing solid First Nations relationships.

Item 5           Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2009 and 2008 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 13 “Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices”. The primary difference between the two generally accepted accounting principles on the Balance Sheet is under United States GAAP the costs of acquiring mineral properties and mineral rights are capitalized then subject to impairment testing. If these acquiring costs do not pass the impairment test, then they are expensed through the Consolidated Statement of Operations. Under United States GAAP, exploration costs are always expensed as incurred on the Consolidated Statement of Operations which reconciles to the difference in Shareholders’ Equity and the Consolidated Statement of Operations between United States and Canadian GAAP.

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

Year Ended December 31, 2009 Compared to Year Ended December 31, 2008

During fiscal 2009, the Company incurred a net loss of $1,477,538 ($0.02 per share) compared to a net loss of $1,958,267 ($0.03 per share) in fiscal 2008. The administrative expenses for 2009 were $1,238,438, down from $2,524,141 in the prior year. Total administrative expenses include a non-cash expense to recognize the fair value of stock options granted and vested; these amounts were $149,060 and $317,436 in 2009 and 2008, respectively. Excluding these items, the 2009 administrative expenses were $1,089,378, down from $2,206,705 in 2008. Investor relations expenses in 2009 were $127,593 (2008: $597,397), a decrease of $469,804 or 79% due primarily from the decrease in participation in resource and investment shows and investor relations contracts with firms in the United States, Canada and Europe. Travel and promotion expenses in 2009 were $33,773 (2008: $114,745), a decrease of $80,972 or 71% primarily from the reduction in travel to participate in resource and investment shows. The Company incurred costs of $6,527 (2008: $44,662) from the write-down of abandoned properties during 2009. Financing costs in 2009 were $Nil (2008: $426,700) since there were no equity transactions or re-pricing of warrants or stock options. Office and general expenses in 2009 were $314,950 (2008: $380,328) down $65,378 or 17% primarily from the TSX listing fee the Company incurred during the previous year. Consulting expenses for 2009 were $6,800 (2008: $150,180) down $143,380 or 95% primarily from the cost cutting of non essential administrative services. The Company incurred $268,000 in management fees in 2009 compared to $154,000 in 2008, an increase of $114,000 or 74% primarily from the addition of one senior executive. In general, there were no other areas with significant increases or decreases compared to the previous year. Excluding amortization, financing costs and stock based compensation, the total general and administrative expenses for the year were approximately $89,000 per month compared to $147,000 per month in 2008. During 2009 the Company earned $22,688 from short term investments in GIC’s (2008: $463,052), a decrease of $440,364 or 95% primarily from the reduction in the company’s cash position from operations and the exploration program over the previous twelve months. Future income taxes for 2009 was $261,788 (2008: ($102,822)), an increase of $364,610 primarily from the change in tax and resource pools as a result of an audit by the Canada Revenue Agency, refer to Note 8 of the Company's 2010 annual audited financial statements.

During the year ended December 31, 2009, the Company incurred exploration expenses of $2,454,835 on the Turnagain property (2009: $4,505,695). This $2,050,860 reduction of exploration expenses was primarily the result of the Company not conducting any exploration drilling during 2009 and changing its efforts primarily on the Turnagain relational drill hole database, geological and mineralization model refinement, metallurgical testwork and continued discussions with the Kaska Dena and Tahltan.

Discussions initiated in 2004 with the Kaska Dena and Tahltan have resulted in the signing of the October 15, 2008 “Cornerstone Agreement” and the July 13, 2009 Traditional Knowledge Protocolwith the Kaska Dena and the September 15, 2009 Memorandum of Understanding with the Tahltan Central Council. A draft of a Kaska Dena Traditional Knowledge Report on the Turnagain Project has been completed with the final document anticipated in 2010. These agreements and reports will lay the foundation of a respectful, cooperative and progressive relationship to facilitate the development of the Turnagain Project between the Tahltan, Kaska Dena, and the Company. The details of a Socio-Economic Participation Agreement (SEPA) are being negotiated with the Kaska Dena. Discussions are also on-going with the Tahltan to develop similar type agreements.

During 2009 the Company has developed an extensive relational drill hole database and contracted Ron Simpson, P.Geo., of GeoSim Services Inc. to provide an update of the Turnagain resource which includes all of the drilling results to date. The update was released on May 25, 2009. The table below presents the estimate of the resource of the Turnagain Nickel deposit using a 0.10% AC-Ni cut-off, of 695 million tonnes of Measured and Indicated resources at 0.174% AC-Ni and an additional 510 million tonnes of Inferred resources at 0.173% AC-Ni. Blocks with estimated sulphur content below 0.35% were excluded from the mineral resource. A total of 72715 metres of diamond drilling in 273 drill holes were used to develop the resource model.

Mineral Resource Estimate

Cut-off Grade of 0.10% AC-Ni *	Tonnage	% AC - Ni	% total Ni	% total Co
Measured	213,270,000	0.182	0.230	0.014
Indicated	481,742,000	0.170	0.210	0.014
Measured + Indicated	695,012,000	0.174	0.216	0.014
Inferred	510,818,000	0.173	0.199	0.014

*Note: “% AC- Ni” refers to nickel in sulphide minerals.

The updated resource utilizes all the recent drill hole information to date, including holes from the 2008 exploration program. Historic drill holes and analytical results prior to 2002 (1967 – 1998 inclusive) were not used in the estimate.

The bulk of the metallurgical testwork completed in 2009 was designed towards developing improved mill performance characteristics. This testwork was carried out by G&T Metallurgical Services Ltd. (G&T) in Kamloops, BC, and Western Minerals Technology Pty Ltd (WMT) a division of Norilsk Processing Pty Ltd (NPT) in Perth, Australia. This work was managed and supervised under the direction of Mr. John Hoffert, P.Eng. of Hoffert Processing Solutions Inc. (HPS). Gary Johnson, WMT’s Managing Director also provided metallurgical consulting services to the Company.

The laboratory portions of the Phase II metallurgical testwork program focused on developing a plant design using conventional grinding and flotation technology with reduced nickel recovery losses, lower reagent consumption and higher nickel grade in the flotation circuit has been completed. G&T conducted the program with supporting test work carried out by WMT at their Perth facilities. Final reports related to the Phase II program has been completed and were received on November 17, 2009.

The reagent scheme and nickel flotation kinetics developed during the Phase II program were utilized in a pilot plant facility at G&T Laboratories in Kamloops to create a range of concentrates under the direct supervision of HPS and WMT during the month of August 2009.

Some of the pilot plant concentrates were used in batch laboratory testing to develop potential hydrometallurgical refining processes. All of the concentrates were shipped to Perth for amenability testing of the Activox® process in early September 2009. Initial Activox® hydrometallurgical tests have been completed with the final results and report received December 7, 2009. A concentrate sample was also shipped from Perth to the Outotec Research Center in Pori, Finland to conduct “Nickel Chloride Leach” amenability testing as an alternative to the Activox® process. This work was completed with the final report received Feb 8, 2010.

Wardrop was contracted on August 11, 2009 to update the existing January 2008 PA. Results on the update were released on March 5, 2010. The report was filed on SEDAR on April 9, 2010.

The PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are $U.S.), the study shows the project has a pre-tax Net Present Value of $715 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

The highlights from the PA were as follows:

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated:	695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred:	510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31,138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	$2,925 million

Operating Costs:	- - - -	$10.65 per tonne milled
	- - - - -	$ 3.30 per pound of Ni, net of cobalt byproduct credits

Life of Mine:	- - - - -	24.4 years

Payback:	- - - - -	8.1 years

Internal Rate of Return:	- - - - -	10.7%

Net Present Value (NPV) at 8% discount rate:	$715 million

On average, the Turnagain project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of byproduct credits (cobalt).

Based on the findings of the PA, Wardrop concluded that the project is potentially mineable and recommendations have been made for the Company to proceed to pre-feasibility level. The Company will proceed with the recommendations presented in the final PA document which was filed on SEDAR April 9, 2010.

Plan of Operation

As of June 28, 2010, we had approximately $2,000,000 in cash and $142,000 in mining tax credit receivables, which is sufficient to cover our operating costs for fiscal year 2010 at an estimated $92,000 per month plus the remaining $1,000,000 of our $1,800,000 budgeted 2010 exploration program.

We will hire contractors, consultants and additional employees over the next twelve months and intend to purchase additional office equipment for these new employees.

B.           Liquidity and Capital Resources

At December 31, 2009, we had working capital of $1,891,359. Accounts payable and accrued liabilities at December 31, 2009 were $285,527.

The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As of June 28, 2010, we had approximately $2,000,000 in cash and $142,000 in mining tax credit receivables, which is sufficient to cover our operating costs for fiscal year 2010 at an estimated $92,000 per month plus the remaining $1,000,000 of our $1,800,000 budgeted 2010 exploration program.

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

Going concern

Our financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future, which is a minimum of one year from the balance sheet date, and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. During the year ended December 31, 2009, the Company did not have any equity transactions and ended the fiscal year with $1,891,359 in working capital. Management believes that the working capital on hand will not be sufficient for the planned operating and exploration activities during the next twelve months and additional financing of $1 million will be needed to fund the shortfall. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

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

Use of estimates

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and future income taxes. Financial results as determined by actual events could differ from those estimates.

Mining Tax Credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of loss and comprehensive loss depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency. Changes in interpretation of the relevant legislation and rules governing these tax credits may result in adjustments to the credits recorded in the statements.

Foreign Currency

Substantially all of our transactions are conducted in Canadian dollars.

Financial Instruments

The Company follows CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, recoverable taxes, mining tax credits, miscellaneous receivables, and accounts payable. Cash and cash equivalents, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes, mining tax credits, and miscellaneous receivables are classified as loans and receivables and are measured at amortized cost. Accounts payable, which is measured at amortized cost, is classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the years ended December 31, 2009 and 2008, the Company has no derivatives or embedded derivatives.

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

F.           Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2009 that will require significant cash outlays in the future.

Item 6           Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 55

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

George Sookochoff Director Age: 58	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 64	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 54

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. As a non- executive director, Mr. Davis is responsible for the corporate governance of our company.

Brian Fiddler Controller and Chief Financial Officer Age: 48

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Neil Froc Executive Vice President Age: 48

Mr. Froc was appointed as our executive vice president in June 2006. As Executive Vice President, Mr. Froc is responsible for responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.

Leslie Young Corporate Secretary Age: 51

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

Lyle Davis - Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. Mr. Davis has an M.B.A. from the University of British Columbia with a major in finance. He previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE’s corporate finance division. Since 1999, Mr. Davis has been the President of Ellardee Group Capital Inc. a firm specializing in consulting for public companies. Mr. Davis is a director of Condor Resources Inc.(TSX – “CN”) which explores for Copper and Gold in Latin America and is committed 10% to the business of Hard Creek Nickel Corporation.

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

During the fiscal year ended December 31, 2009 the aggregate remuneration paid to directors in their capacity as directors of our company was $24,000. Management fees totaling $268,000 were paid to our directors and officers. Geological and consulting fees totaling $160,000, together with $157,239 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2009 and 2008 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

Name and principal position	Year Ending	Salary(10) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis President and CEO(1)(9)	12/31/09 12/31/08	102,000 25,500	Nil Nil	52,929 97,084	Nil Nil	Nil Nil	Nil Nil	Nil Nil	154,929 122,584
Brian Fiddler CFO(2)(3)	12/31/09 12/31/08	90,000 60,000	Nil Nil	18,088 9,967	Nil Nil	Nil Nil	Nil Nil	2,000 Nil	110,088 69,967
Neil Froc Executive Vice- President(4)(5)	12/31/09 12/31/08	150,000 150,000	Nil Nil	11,457 19,934	Nil Nil	Nil Nil	Nil Nil	10,000 Nil	171,457 169,934

Name and principal position	Year Ending	Salary(10) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Leslie Young Corporate Secretary(6)(7)	12/31/09 12/31/08	72,000 68,500	Nil Nil	14,336 Nil	Nil Nil	Nil Nil	Nil Nil	2,000 Nil	88,336 68,500

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.

(2)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.

(3)

Effective March 20, 2009, the Company entered into a one year consulting agreement with Brian Fiddler pursuant to which Mr. Fiddler serves as the Chief Financial Officer and is paid a monthly salary of $7,500.

(4)	Neil Froc was appointed as Executive Vice President of the Company on June 5, 2006.

(5)

Effective June 5, 2009, the Company entered into a one year employment agreement with Neil Froc pursuant to which Mr. Froc serves as the Executive Vice President and is paid a monthly salary of $12,500.00.

(6)	Leslie Young was appointed as Corporate Secretary of the Company on February 26, 2004.

(7)

Effective January 2009, the Company entered into a one year employment agreement with Leslie Young pursuant to which Ms. Young serves as the Corporate Secretary and is paid a monthly salary of $6,000.00.

(8)

The value of perquisites including property or other personal benefits provided to an NEO that are generally available to all employees, and that in the aggregate are worth less than $50,000, or are worth less than 10% of an NEO’s total salary for the financial year are not reported herein.

(9)

Effective October 1, 2009 the Company entered into a one year employment agreement with Mark Jarvis pursuant to which Mr. Jarvis serves as President and Chief Executive Officer and is paid a monthly salary of $8,500.00.

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

D.           Employees

As of June 28, 2010, we have seven full-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.           Share Ownership

There were 66,545,052 Common Shares issued and outstanding as of June 28, 2010. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of June 28, 2010:

Name	Number of Common Shares Beneficially Owned as of June 22, 2010	Percentage(1)
Mark Jarvis	6,007,756 (2)	8.57%
George Sookochoff	350,000(3)	0.50%
Tom Milner	410,000(4)	0.58%
Lyle Davis	470,000(5)	0.67%
Brian Fiddler	344,768(6)	0.49%
Leslie Young	235,000(7)	0.40%
Neil Froc	639,000(8)	0.91%

(1)

Based on 66,545,052 Common Shares issued and outstanding as at June 28, 2010, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 28, 2010.

(2)	Includes stock options to purchase up to 1,350,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to October 15, 2014.
(3)	Includes stock options to purchase up to 350,000 of our Common Shares at exercise prices ranging from $.30 - $0.75 per share expiring up to October 15, 2014.
(4)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to February 17, 2014.
(5)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to October 15, 2014.
(6)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring October 15, 2014.
(7)	Includes stock options to purchase up to 225,000 of our Common Shares at exercise prices ranging from $0.30 - $1.00 per share expiring October 15, 2014.
(8)	Includes stock options to purchase up to 600,000 of our Common Shares at exercise prices ranging from $0.30 - $1.00 per share expiring October 15, 2014.

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

During the fiscal year ended December 31, 2009 we had the following stock options outstanding to our directors and officers:

Name	Number of Options	Exercise Price	Expiry Date
Mark Jarvis	1,550,000	$0.30 – 1.00	October 15, 2014
Tom Milner	550,000	$0.30 – 2.20	February 17, 2014
George Sookochoff	350,000	$0.30 – 0.75	October 15, 2014
Lyle Davis	450,000	$0.30 – 1.00	October 15, 2014
Brian Fiddler	300,000	$0.30 – 1.00	October 15, 2014
Leslie Young	250,000	$0.30 – 1.00	October 15, 2014
Neil Froc	650,000	$0.30 – 1.00	October 15, 2014

Item 7           Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth, as of June 28, 2010, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	6,007,756(2)	8.57%

(1)

Based on 66,545,052 Common Shares issued and outstanding as at June 28, 2010, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 28, 2010.

(2)	Includes stock options to purchase up to 1,350,000 of our Common Shares at exercise prices ranging from $0.30 – 1.00 per share expiring October 15, 2014.

Over the last three years, there has been only one significant change in the percentage held by a major shareholder, Mark Jarvis acquired more than 5% of the Company during the fiscal year 2004, details of his holdings are listed in the above table.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 28, 2010, the registrar and transfer agent for our company reported that there were 66,545,052 common shares of our company issued and outstanding. Of these, 64,171,018 were registered to Canadian residents (59 shareholders), 2,240,841 were registered to residents of the United States (9 shareholders) and 133,193 were registered to residents of other foreign countries (23 shareholders).

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

	Year Ended December 31,
	2009	2008	2007
Mark Jarvis (Director)– President and CEO	$102,000	$25,500	$Nil
Tom Milner (Director)– Exploration Expenditures	$Nil	$22,400	$5,600
Tom Milner (Director)– Director fees	$8,000	$Nil	$Nil
George Sookochoff (Director)– Exploration Expenditures	$Nil	$Nil	$82,690
George Sookochoff (Director)– Director fees	$8,000	$Nil	$Nil
Lyle Davis (Director)– Director Fees	$8,000	$Nil	$Nil
Neil Froc (VP)– Exploration Expenditures	$160,000	$150,000	$160,000
Brian Fiddler (CFO)– Management fees	$92,000	$60,000	$60,500
Leslie Young (Secretary)– Management fees	$74,000	$68,500	$63,500

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

Mr. Jarvis (Former Director), an employee, is a professional executive who oversees the company on behalf of the shareholders; his fees are expensed as management fees. Mr. Milner (Director), a consultant, is a professional engineer who oversees the metallurgical testing of the Turnagain Nickel Project for the company; his fees are expensed as director fees. Mr. Sookochoff (Director), a consultant, is a computer professional who oversees the exploration data management of the Turnagain Nickel Project for the company, his fees are expensed as director fees. Mr. Froc (VP), an employee, is a professional engineer who oversees the engineering and technical studies of the Turnagain Nickel Project for the company; his salary is expensed as mineral property exploration costs. Mr. Davis (Director), a consultant, is a professional executive who oversees the corporate governance of the company, his fees are expensed as director fees. Mr. Fiddler (CFO), a consultant, is a professional accountant who oversees the financial, corporate management and supervision of the affairs and business of the company, his fees are expensed as management fees. Ms. Young (Corporate Secretary), an employee, is responsible for the internal accounting and record keeping, general administration and treasury functions of the company, her salary is expensed as management fees.

C.           Interests of Experts and Counsel

None of the named experts or counselors employed on a contingent basis owns shares in our company or our subsidiary or has a material, direct or indirect economic interest in our company or that depends on the offering.

Item 8           Financial Information

A.           Consolidated Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with accounting principles generally accepted in Canada with a note and account reconciliation to accounting principles generally accepted in the United States of America.

Financial Statements filed as part of this annual report :

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2009 and 2008 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte, Chartered Accountants dated March 17, 2010

Consolidated Balance Sheets as at December 31, 2009 and 2008

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Deficit for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

Legal Proceedings

As of June 28, 2010, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending.

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

Item 9           The Offer and Listing

A.           Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2005 through to December 31, 2009) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwords were as follows:

Year/Period Ended	High	Low
31-Dec-05	$0.58	$0.36
31-Dec-06	$1.04	$0.55
31-Dec-07	$3.26	$0.76
31-Dec-08	$1.06	$0.08
31-Dec-09	$0.35	$0.09

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarter for the two most recent full fiscal years on the TSX Venture Exchange/TSX Exchange were as follows:

Quarter Ended	High	Low
31-Mar-08	$1.06	$0.60
30-Jun-08	$0.84	$0.51
30-Sep-08	$0.58	$0.27
31-Dec-08	$0.30	$0.08

31-Mar-09	$0.20	$0.09
30-Jun-09	$0.21	$0.17
30-Sep-09	$0.35	$0.16
31-Dec-09	$0.28	$0.16

The high and low market prices for 2009, for each financial quarter on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Mar-09	$0.20	$0.09
30-Jun-09	$0.21	$0.17
30-Sep-09	$0.35	$0.16
31-Dec-09	$0.28	$0.16

We have no principle trading market outside of our host market, the TSX Exchange. We have not had any trading suspensions in the last three years.

The securities being offered herein are equity shares in our common stock. These shares are registered shares not bearer shares. Each shareholder is entitled, without charge, to one certificate representing the share or shares of each class or series of shares held by the shareholder.

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 28, 2010, we had 66,545,052 Common Shares and no Class A Preference Shares issued and outstanding.

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

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issues

Not Applicable.

Item 10         Additional Information

A.           Share Capital

As at June 28, 2010 we are authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As at June 28, 2010 we had 66,545,052 common shares issued and outstanding and no Class A Preference Shares issued and outstanding.

On January 1, 2009 we had 60,370,592 common shares issued and outstanding. During the year ended December 31, 2009 there were no equity transactions so that we had 60,370,592 common shares issued and outstanding as at December 31, 2009.

We do not own any shares of our company.

As at December 31, 2009 we had 2,719,802 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,709,802	$0.30	May 22, 2010
Warrants	10,000	$0.30	May 29, 2010

As at December 31, 2009 we had 5,982,500 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	160,000	$1.00	January 7, 2010
Options	10,000	$0.60	May 10, 2010
Options	150,000	$0.75	May 19, 2010
Options	795,000	$0.75	January 16, 2011
Options	150,000	$0.80	June 16, 2011
Options	10,000	$0.80	September 21, 2011
Options	450,000	$2.15	March 27, 2012
Options	15,000	$2.70	April 23, 2012
Options	22,500	$2.80	May 29, 2012
Options	20,000	$2.30	July 23, 2012
Options	50,000	$2.20	October 1, 2012
Options	50,000	$2.20	October 10, 2012
Options	50,000	$2.20	October 30, 2012
Options	230,000	$1.00	April 1, 2013
Options	650,000	$1.00	June 27, 2013
Options	310,000	$1.00	July 22, 2013
Options	1,930,000	$0.30	February 17, 2014
Options	930,000	$0.35	October 15, 2014

As at June 28, 2010 we had 2,719,802 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	2,709,802	$0.30	May 22, 2010
Warrants	10,000	$0.30	May 29, 2010

As at June 28, 2010, we had 6,007,500 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	775,000	$0.75	January 16, 2011
Options	150,000	$0.80	June 16, 2011
Options	10,000	$0.80	September 21, 2011
Options	50,000	$2.15	March 27, 2012

Options	150,000	$0.45	April 5, 2012
Options	15,000	$2.70	April 23, 2012
Options	7,500	$2.80	May 29, 2012
Options	50,000	$2.20	October 1, 2012
Options	190,000	$1.00	April 1, 2013
Options	500,000	$0.41	May 1, 2013
Options	450,000	$1.00	June 27, 2013
Options	285,000	$1.00	July 22, 2013
Options	1,860,000	$0.30	February 17, 2014
Options	915,000	$0.35	October 15, 2014
Options	100,000	$0.35	January 8, 2015
Options	500,000	$0.40	June 10, 2015

The following table sets forth the history of share issuances during the past three financial years.

Balance as at December 31, 2006	49,322,614
Common Shares issued for cash proceeds (i)	6,844,571
Warrants converted to Common Shares (ii)	3,760,907
Options converted to Common Shares (ii)	292,500
Balance as at December 31, 2007	60,220,592
Options converted to Common Shares (iii)	150,000
Balance as at December 31, 2008	60,370,592
No equity transactions	0
Balance as at December 31, 2009	60,370,592

(i)	During the year ended December 31, 2007, we issued by private placement, 6,844,571 Common Shares for cash proceeds of $14,566,147.

(ii)	During the year ended December 31, 2007, we issued 4,053,407 Common Shares for the exercise of 3,760,907 share purchase warrants and 292,500 stock options for cash proceeds of $3,269,876.

(iii)	During the year ended December 31, 2008, we issued 150,000 stock options for cash proceeds of $70,000.

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

E.           Taxation

Canadian Federal Income Taxation

We consider that the following summary fairly describes the principal Canadian federal income tax consequences applicable to a holder of our common shares who at all material times deals at arm’s length with our company, who holds all common shares as capital property, who is resident in the United States, who is not a resident of Canada and who does not use or hold, and is not deemed to use or hold, his common shares of our company in connection with carrying on a business in Canada (a “non-resident holder”). The summary does not apply to an amount of income, profit or gain paid to or derived by a United States holder of common shares of our company who either hold their shares (i) through an entity that is not resident in the United States but by reason of the entity not being treated as “fiscally transparent” under the laws of Canada, the US tax treatment of the amount to the United States Holder is not the same as it would be if that amount had been derived directly by that person, or (ii) the United States holder is considered under the taxation laws of the US to have derived the amount from an entity resident of Canada but by reason of the entity being treated as “fiscally transparent” under the laws of the US, the US tax treatment of the amount to the United State Holder is not the same as it would be if that entity were not treated as “fiscally transparent” under the laws of the US.

It is assumed that the common shares will at all material times be listed on a designated stock exchange for purposes of the Income Tax Act (Canada) (the “ITA”) and regulations thereunder. Investors should be aware that the Canadian federal income tax consequences applicable to holders of our common shares will change if, for any reason, we cease to be listed on a designated stock exchange. Accordingly, holders and prospective holders of our common shares should consult with their own tax advisors with respect to the income tax consequences of them purchasing, owing and disposing of our common shares should we cease to be listed on a designated stock exchange.

This summary is based upon the current provisions of the ITA, the regulations thereunder, the Canada-United States Tax Convention as amended by the Protocols thereto (the “Treaty”) as at the date of the annual report and the currently publicly announced administrative and assessing policies of the Canada Revenue Agency (the “CRA”). For purposes of the Treaty, an amount of income, profit or gain in respect of common shares of our company shall be considered to be derived by a United States resident where the person is considered under US tax law to have derived the amount through an entity (other than an entity resident in Canada) and by reason of the entity being treated as “fiscally transparent” under the laws of the US, the US tax treatment of the amount to the person is the same as it would be if that amount had been derived directly by that person.

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

Dividends

The ITA provides that dividends and other distributions deemed to be dividends paid or deemed to be paid by a Canadian resident corporation (such as our company) to a non-resident of Canada shall be subject to a non-resident withholding tax equal to 25% of the gross amount of the dividend or deemed dividend. Provisions in the ITA relating to dividend and deemed dividend payments to and gains realized by nonresidents of Canada, who are residents of the United States, are subject to the Treaty. The Treaty may reduce the withholding tax rate on dividends as discussed below.

Article X of the Treaty as amended by the US-Canada Protocol ratified on November 9, 1995 provides a 5% withholding tax on gross dividends or deemed dividends paid to a United States corporation which beneficially owns at least 10% of the voting stock of the company paying the dividend and that is entitled to apply the benefits of the Treaty. In cases where dividends or deemed dividends are paid to a United States resident (other than a corporation) or a United States corporation which beneficially owns less than 10% of the voting stock of a company, a 15% withholding tax is imposed on the gross amount of the dividend or deemed dividend paid where the United States resident or United States corporation is entitled to apply the benefits of the Treaty. We would be required to withhold any such tax from the dividend and remit the tax directly to CRA for the account of the investor.

The reduction in withholding tax from 25%, pursuant to the Treaty, will not be available:

(a)

if the shares in respect of which the dividends are paid formed part of the business property or were otherwise effectively connected with a permanent establishment or fixed base that the holder has or had in Canada within the 12 months preceding the disposition, or

(b)	the holder is not entitled to apply the benefits of the Treaty under the “Limitation of Benefits” clause in the Treaty.

The Treaty generally exempts from Canadian income tax dividends paid to a religious, scientific, literary, educational or charitable organization or to an organization exclusively administering a pension, retirement or employee benefit fund or plan, if the organization is resident in the U.S. and is exempt from income tax under the laws of the U.S.

Capital Gains

A non-resident holder is not subject to tax under the ITA in respect of a capital gain realized upon the disposition of one of our shares unless the share represents “taxable Canadian property” to the holder thereof. Our common shares will be considered taxable Canadian property to a non-resident holder only if:

(a)	the non-resident holder;

(b)	persons with whom the non-resident holder did not deal at arm’s length; or

(c)	the non-resident holder and persons with whom the holder did not deal at arm’s length,

owned not less than 25% of the issued shares of any class or series of our company at any time during the five year period preceding the disposition. In the case of a non-resident holder to whom shares of our company represent taxable Canadian property and who is resident in the United States and that is entitled to apply the benefits of the Treaty, no Canadian taxes will generally be payable on a capital gain realized on such shares by reason of the Treaty unless:

(a)	the value of such shares is derived principally from real property (including resource property) situated in Canada,

(b)

the holder was resident in Canada for 120 months during any period of 20 consecutive years preceding, and at any time during the 10 years immediately preceding, the disposition and the shares were owned by the holder when the holder ceased to be a resident of Canada,

(c)	they formed part of the business property or were otherwise effectively connected with a permanent establishment that the holder has or bad in Canada within the 12 months preceding the disposition, or

(d)	the holder is not entitled to apply the benefits of the Treaty under the “Limitation of Benefits” clause in the Treaty.

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

Dividend Distribution on Shares of our Company

U.S. Holders receiving dividend distributions (including constructive dividends) with respect to the common shares of our company are required to include in gross income for United States Federal income tax purposes the gross amount of such distributions to the extent that we have current or accumulated earnings and profits, without reduction for any Canadian income tax withheld from such distributions. Such Canadian tax withheld may be deducted against the U.S. Holder’s United States Federal taxable income or may be credited against actual United States Federal tax payable, subject to certain limitations and other complex rules. See “Foreign Tax Credit” below. To the extent that distributions exceed our current or accumulated earnings and profits, they will be treated first as a return of capital to the extent of the shareholder’s basis in the common shares of our company and thereafter as gain from the sale or exchange of the common shares of our company. Preferential tax rates for net long term capital gains may be applicable to a U.S. Holder which is an individual, estate or trust.

Dividends received by individuals, estates or trusts from “qualifying foreign corporations” are considered qualifying dividend income and taxed at the preferential tax rates for net long term capital gains. This preferential treatment is set to expire at the end of 2011. The corporation should be considered a qualifying foreign corporation for this purpose. In addition in order for the dividend to be qualified, the share must be held for a requisite period of time.

In general, dividends paid on our common shares will not be eligible for the dividends received deduction provided to corporations receiving dividends from certain United States corporations.

Foreign Tax Credit

A U.S. Holder who pays (or who has had withheld from distributions) Canadian income tax with respect to the ownership of our common shares may be entitled, at the election of the U.S. Holder, to either a deduction or a tax credit for such foreign tax paid or withheld. This election is made on a year-by-year basis and generally applies to all foreign income taxes paid by (or withheld from) the U.S. Holder during that year. There are significant and complex limitations which apply to the credit, among which is the general limitation that the credit cannot exceed the proportionate share of the U.S. Holder’s United States income tax liability that the U.S. Holder’s foreign source income bears to the holder’s world-wide taxable income. In determining the application of this limitation, the various items of income and deduction must be classified into foreign and domestic sources. Complex rules govern income such as “passive income”, “financial services income”, and certain other classifications of income. A U.S. Holder who is treated as a domestic U.S. corporation owning 10% or more of our voting stock is also entitled to a deemed paid foreign tax credit in certain circumstances for the underlying foreign tax of our company related to dividends received or Subpart F income received from us. (See the discussion below of Controlled Foreign Corporations). The availability of the foreign tax credit and the application of the limitations on the foreign tax credit are fact specific and holders and prospective holders of our common shares should consult their own tax advisors regarding their individual circumstances.

Disposition of Common Shares

If a “U.S. Holder” is holding shares as a capital asset, a gain or loss realized on a sale of our common shares will generally be a capital gain or loss, and will be long-term if the shareholder has a holding period of more than one year. However, gains realized upon sale of our common shares may, under certain circumstances, be treated as ordinary income, if we were determined to be a “collapsible corporation” within the meaning of Code Section 341 based on the facts in existence on the date of the sale (See below for definition of “collapsible corporation”). The amount of gain or loss recognized by a selling U.S. Holder will be measured by the difference between (i) the amount realized on the sale and (ii) the holder’s tax basis in our common shares. Capital losses are deductible only to the extent of capital gains. However, in the case of taxpayers other than corporations (U.S.)$3,000 ($1,500 for married individuals filing separately) of capital losses are deductible against ordinary income annually. In the case of individuals and other non-corporate taxpayers, capital losses that are not currently deductible may be carried forward to other years. In the case of corporations, capital losses that are not currently deductible are carried back to each of the three years preceding the loss year and forward to each of the five years succeeding the loss year.

A “collapsible corporation” is a corporation that is formed or availed principally to manufacture, construct, produce, or purchase prescribed types of property that the corporation holds for less than three years and that generally would produce ordinary income on its disposition, with a view to the shareholders selling or exchanging their stock and thus realizing gain before the corporation realizes two thirds of the taxable income to be derived from prescribed property. Prescribed property includes: stock in trade and inventory; property held primarily for sale to customers in the ordinary course of business; unrealized receivables or fees, consisting of rights to payment for noncapital assets delivered or to be delivered, or services rendered or to be rendered to the extent not previously included in income, but excluding receivables from selling property that is not prescribed; and property gain on the sale of which is subject to the capital gain/ordinary loss rule. Generally, a shareholder who owns directly or indirectly 5 percent or less of the outstanding stock of the corporation may treat gain on the sale of the holder’s shares as capital gain.

Other Considerations for U.S. Holders

In the following circumstances, the above sections of this discussion may not describe the United States Federal income tax consequences resulting from the holding and disposition of common shares of the Registrant. Our management is of the opinion that there is little, if not, any likelihood that we will be deemed a “Passive Foreign Investment Company” or a “Controlled Foreign Corporation” (each as defined below) under current and anticipated conditions.

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

G.           Statements by Experts

The financial statements of our company as of December 31, 2009 and 2008 included in this annual report have been audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada, as stated in their reports appearing in this annual report and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

The 2009 exploration program on the Turnagain Property was recommended and managed by Neil Froc, P. Eng and Tony Hitchins, M.Sc. Neil Froc is a “qualified person” as the term is defined under National Instrument 43-101. Messrs. Froc and Hitchins have been involved with exploration of the Turnagain Property for the past six to seven years and are employees of Hard Creek Nickel Corporation. Their consent forms are attached to this document.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2009, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2009.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2009. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that the Corporation’s internal controls over financial reporting were effective as of December 31, 2009.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Attestation Report of the Registered Public Accounting Firm

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

Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting. For the fiscal year ending December 31, 2010, the Company will continue to provide ongoing training to employees to improve or enhance the segregation of duties.

Item 16         [Reserved]

A.           Audit Committee Financial Expert

The Board of Directors has determined that the Company has at least one independent audit committee financial expert serving on its audit committee, this person being Lyle Davis, our Chairman and who also serves as Chair of the Audit Committee. Please refer to Item 6.A for Mr. Davis' relevant experience.

B.           Code of Ethics

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request or may be viewed on the Company’s website at www.hardcreek.com.

C.           Principal Accountant Fees and Services

Audit Fees

Fiscal Year 2009: $32,500	Fiscal Year 2008: $45,872

Audit-Related Fees

Fiscal Year 2009: $2,000	Fiscal Year 2008: $2,000

Tax Fees

Fiscal Year 2009: $Nil	Fiscal Year 2008: $Nil

All Other Fees

Fiscal Year 2009: $Nil	Fiscal Year 2008: $Nil

D.           Exemptions from the Listing Standards for Audit Committees

Not Applicable

E.           Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

F.           Change in Registrant's Certifying Accountant

Not Applicable

PART III

Item 17         Financial Statements Refer to Item 18 - Financial Statements.

Item 18         Financial Statements

Financial Statements filed as part of the annual report:

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2009, 2008 and 2007 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte, Chartered Accountants dated March 17, 2010.

Consolidated Balance Sheets as at December 31, 2009 and 2008

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Deficit for the years ended December 31, 2009, 2008 and 2007

Consolidated Statements of Cash Flows for the years ended December 31, 2009, 2008 and 2007

Notes to Consolidated Financial Statements

Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2009

AUDITORS' REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the consolidated balance sheets of Hard Creek Nickel Corporation (an exploration stage company) as at December 31, 2009 and 2008 and the consolidated statements of loss and comprehensive loss, deficit and cash flows for the years ended December 31, 2009, 2008 and 2007. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2009 and 2008 and the results of its operations and its cash flows for the years ended December 31, 2009, 2008 and 2007 in accordance with Canadian generally accepted accounting principles.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
DMCL CHARTERED ACCOUNTANTS

Vancouver, Canada
March 17, 2010 except for note 13 which is as of June 13, 2010

COMMENTS BY AUDITORS FOR U.S. READERS ON CANADA
-UNITED STATES REPORTING DIFFERENCES

In the United States, reporting standards for auditors require the addition of an explanatory paragraph (following the opinion paragraph) when the financial statements are affected by conditions and events that cast substantial doubt on the Company’s ability to continue as a going concern, such as those described in Note 1 to the financial statements. Our report to the shareholders dated March 17, 2010, is expressed in accordance with Canadian reporting standards which do not permit a reference to such events and conditions in the auditors’ report when these are adequately disclosed in the financial statements.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 17, 2010 except for note 13 which is as of June 13, 2010

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2009 and 2008

ASSETS
	2009	2008
CURRENT
Cash and cash equivalents	$813,736	$4,125,235
Recoverable taxes	21,282	28,286
Mining tax credits (Notes 3, 8)	1,301,506	2,222,020
Miscellaneous receivable	1,518	-
Prepaid expenses	38,844	53,486
	2,176,886	6,429,027

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $83,447 (2008: $59,058)	54,414	68,585
MINERAL PROPERTY INTERESTS (Note 4)	179,500	179,500
DEFERRED EXPLORATION COSTS (Schedule 1)	28,321,528	24,771,994
	$30,920,228	$31,637,006

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$285,527	$172,741
FUTURE INCOME TAXES (Note 8)	819,203	376,703
	1,104,730	549,444
CONTINGENCIES AND COMMITMENTS (Notes 1 and 7)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 5)	39,562,338	39,562,338
CONTRIBUTED SURPLUS (Note 5)	4,569,349	4,363,875
DEFICIT	(14,316,189)	(12,838,651)
	29,815,498	31,087,562
	$30,920,228	$31,637,006

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss and Comprehensive Loss
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

ADMINISTRATIVE EXPENSES
Amortization	$24,389	$20,860	$14,528
Consulting	6,800	150,180	167,254
Consulting – stock-based (Note 5)	-	-	812,452
Director fees (Note 6)	24,000	-	-
Financing costs (Note 5)	-	426,700	-
Office and general	314,950	380,328	294,033
Investor relations	127,593	597,397	732,165
Investor relations – stock-based (Note 5)	6,045	184,121	273,201
Legal and audit	258,051	280,935	147,111
Management fees (Note 6)	268,000	154,000	124,000
Management fees – stock-based (Note 5)	142,700	131,322	-
Property evaluation	3,675	8,018	3,314
Property impairment	6,527	44,662	68,158
Salaries and benefits	21,620	28,880	21,460
Salaries and benefits – stock-based (Note 5)	315	1,993	-
Travel and promotion	33,773	114,745	195,050

LOSS BEFORE OTHER INCOME AND INCOME TAXES	1,238,438	2,524,141	2,852,726

OTHER INCOME
Interest	(22,688)	(463,052)	(134,592)

LOSS BEFORE INCOME TAXES	1,215,750	2,061,089	2,718,134

FUTURE INCOME TAXES (RECOVERY) (Note 8)	261,788	(102,822)	(939,923)

NET AND COMPREHENSIVE LOSS	1,477,538	1,958,267	1,778,211

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.03)	$(0.03)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	60,370,592	60,317,860	55,031,402

(See accompanying notes)

Statement 3
Hard Creek Nickel Corporation
Consolidated Statements of Deficit
Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007
DEFICIT, BEGINNING	$12,838,651	$10,880,384	$9,102,173
NET LOSS	1,477,538	1,958,267	1,778,211
DEFICIT, ENDING	$14,316,189	$12,838,651	$10,880,384

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
For The Years Ended December 31, 2009, 2008 and 2007

	2009	2008	2007

OPERATING ACTIVITIES
Net loss	$(1,477,538)	$(1,958,267)	$(1,778,211)
Non cash items
Amortization	24,389	20,860	14,528
Property impairment	6,527	44,662	68,158
Stock-based compensation	149,060	317,436	1,085,653
Financing costs	-	426,700	-
Future income taxes	261,788	(102,822)	(939,923)

Changes in operating assets and liabilities:
Recoverable taxes	7,004	458,435	(258,372)
Mining tax credits	-	-	(1,238,700)
Miscellaneous receivable	(1,518)	-	-
Prepaid expenses	14,642	42,380	(48,764)
Accounts payable and accrued liabilities	112,786	(568,091)	1,037,300
Due to related party	-	(1,484)	1,484

	(902,860)	(1,320,191)	(2,056,847)

INVESTING ACTIVITIES
Purchase of equipment	(10,218)	(39,090)	(29,585)
Exploration and development costs	(2,398,421)	(4,293,398)	(7,763,726)

	(2,408,639)	(4,332,488)	(7,793,311)

FINANCING ACTIVITIES
Proceeds from share issuances, net of issue costs	-	70,000	17,836,023
Net decrease in restricted cash	-	-	163,058

	-	70,000	17,999,081

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	(3,311,499)	(5,582,679)	8,148,923

CASH AND CASH EQUIVALENTS, BEGINNING	4,125,235	9,707,914	1,558,991

CASH AND CASH EQUIVALENTS, ENDING	$813,736	$4,125,235	$9,707,914

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$65,709	$25,098	$161,914
Guaranteed Investment certificates	748,027	4,100,137	9,546,000
	$813,736	$4,125,235	$9,707,914

Non-cash transactions:
2007
Warrants with an estimated fair value of $482,700 were issued to brokers as fees relating to brokered private placements. (Note 5).

2008
Warrants were re-priced with an estimated fair value of $426,700, these warrants were previously related to brokered private placements in 2007 (Note 5).

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

1.	NATURE OF OPERATIONS

Hard Creek Nickel Corporation (the “Company”) is engaged in the acquisition and exploration of mineral properties. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

These financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of operations. Should the Company be unable to continue as a going concern significant adjustment to asset values may be necessary. The ability of the Company to continue as a going concern is dependent upon the company raising sufficient financing to complete exploration and development activities, the discovery of economically recoverable reserves, and upon future profitable operations or proceeds from disposition of resource property interests. The Company presently, has not yet determined whether its mineral property contains economically recoverable resources. Management anticipates that the Company has sufficient current cash reserves to continue operations for the ensuing twelve months. Management is also aware that significant material uncertainties exist, related to current economic conditions that could cast significant doubt upon the entity’s ability to continue to finance its exploration activities. As a result, management plans on reducing spending in order to preserve cash and maintain liquidity until overall market conditions improve. Management is not able to assess the likelihood or timing of improvements in the equity markets for raising capital for future acquisitions or expenditures. This uncertainty represents a liquidity risk and may impact the Company’s ability to continue as a going concern in the future.

2.	CHANGES IN ACCOUNTING POLICIES

As of January 1, 2009, the Company was required to adopt the Canadian Institute of Chartered Accountants’ (“CICA”) Handbook Section 3064 “Goodwill and Intangible Assets”, which will replace the existing Goodwill and Intangible Assets standard. The new standard revises the requirement for recognition, measurement, presentation and disclosure of intangible assets. The adoption of this standard did not have any impact on the Company’s financial statements.

RECENT ACCOUNTING PRONOUNCEMENTS, NOT YET ADOPTED

International Financial Reporting Standards (“IFRS”)

In 2006, the Accounting Standards Board of Canada (“AcSB”) ratified a strategic plan that will result in the convergence of Canadian GAAP, as used by publicly accountable entities, with IFRS over a transitional period. The AcSB has developed and published a detailed implementation plan, with changeover required for fiscal years beginning on or after January 1, 2011. The Company has completed a scoping study and is in the process of reviewing the impact of this initiative on its financial statements.

Other pronouncements issued by the CICA or other authoritative accounting standards groups with future effective dates are either not applicable or are not expected to be significant to the financial statements of the Company.

3.	SIGNIFICANT ACCOUNTING POLICIES

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles (“GAAP”), the more significant of which are as follows:

	a)	Basis of consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	b)	Equipment

Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

c)	Mineral property interests

The Company records its interests in mineral properties at the lower of cost or estimated recoverable value. Where specific exploration programs are planned and budgeted by management, mineral exploration costs are capitalized and carried at cost until the properties to which they relate are placed into commercial production, sold, abandoned or determined by management to be impaired in value.

Costs incurred for acquisition, including where applicable, option payments under acquisition agreements, and exploration are capitalized until such time as the related interest is placed into production, sold, abandoned or management has determined impairment in value.

Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment on a reporting period basis or as events and changes in circumstances warrant based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral property interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource on the units of production method.

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

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and future income taxes. Financial results as determined by actual events could differ from those estimates.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	f)	Future income taxes

The Company follows CICA Handbook Section 3465, “Income Taxes” in accounting for income taxes. Future income taxes are recorded using the asset and liability method whereby future tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of assets and liabilities and their respective tax bases. Future tax assets and liabilities are measured using the enacted or substantively enacted tax rates expected to apply when the asset is realized or the liability settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the year that substantive enactment or enactment occurs. To the extent that the Company does not consider it more likely than not that a future tax asset will be recovered, it provides a valuation allowance against the excess.

	g)	Loss per share

Loss per share is calculated using the weighted average number of shares outstanding during the year. Diluted loss per share is calculated using the treasury stock method, which assumes that any proceeds obtained upon exercise of options and warrants would be used to purchase common shares at the average market price during the period. Diluted loss per share is equal to that of basic loss per share as the effects of stock options and warrants are anti-dilutive.

	h)	Share capital – Flow-through shares

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

The Company follows recommendations by the Emerging Issues Committee (“EIC”) of the CICA relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same year.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	i)	Asset retirement obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long- lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.

Mineral property interests related to retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

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

Management is not aware of any significant known or anticipated liability or reclamation requirement arising from its past or current operations.

	j)	Impairment of long-lived assets

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

	k)	Cash and cash equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

	l)	Mining tax credits

Mining tax credits are recorded as either a reduction of the cost of applicable assets or credited in the statement of loss and comprehensive loss depending on the nature of the expenditures giving rise to the credits. Claims for tax credits are accrued upon the Company attaining reasonable assurance of acceptance and payment entitlement from the appropriate government agency. Changes in interpretation of the relevant legislation and rules governing these tax credits may result in adjustments to the credits recorded in the statements.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

3.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	m)	Non-monetary transactions

All non-monetary transactions are measured at the fair value of the asset surrendered or the asset received, whichever value is more reliable, unless the transaction lacks commercial substance or the fair value cannot be reliably established. The commercial substance requirement is met when the future cash flows are expected to change significantly as a result of the transaction. When the fair value of a non-monetary transaction cannot be accurately measured it is recorded at the carrying amount of the asset given up adjusted by the fair value of any monetary consideration received or given.

	n)	Financial Instruments

The Company follows CICA Handbook Section 3855, “Financial Instruments”. This section prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, recoverable taxes, mining tax credits, miscellaneous receivables, and accounts payable. Cash and cash equivalents, which is measured at its face value, representing fair value, is classified as held-for-trading. Recoverable taxes, mining tax credits, and miscellaneous receivables are classified as loans and receivables and are measured at amortized cost. Accounts payable, which is measured at amortized cost, is classified as other financial liabilities. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments. The fair value of these financial instruments approximates their carrying values, unless otherwise noted.

For the years ended December 31, 2009 and 2008, the Company has no derivatives or embedded derivatives.

	p)	Comprehensive income

The Company follows CICA Handbook Section 1530, “Comprehensive Income”. Comprehensive income is defined as the change in equity from transactions and other events from non-owner sources. Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, and gains and losses resulting from the translation of self-sustaining foreign operations, in a statement of comprehensive income. For the years ended December 31, 2009, 2008 and 2007, comprehensive loss was equal to net loss.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

4.	MINERAL PROPERTY INTERESTS

Turnagain property acquisition costs and terms are as follow:

	December 31, 2009	December 31, 2008
Acquisition costs	$179,500	$179,500

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in Northern British Columbia, Canada. One of the claims is subject to a 4% net smelter return (“NSR”). The Company has the option to purchase all or part of the NSR at any time within four years of commencement of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2009, excluding property write-down and tax credits, the Company incurred costs totalling $2,454,835 (2008 - $4,505,695) (Refer to Schedule 1).

The Company also has a 100% interest in three other mineral properties in the vicinity of the Turnagain property including the Lunar, Lime, Dease Lime and Wheaton Lime claims.

In March 2006, the Company acquired by staking the Lunar property located Southeast of the Turnagain property. These claims were allowed to lapse during the first quarter of 2009, as a result, the Company wrote down $6,527 of costs incurred to $Nil. (Refer to Schedule 1).

In May 2006, the Company acquired by staking, two additional claim blocks which are known as the Lime property which includes non-contiguous Lime 1 and Lime 2 claim blocks. The property is located West of the Turnagain property. During the year ended December 31, 2009, the Company incurred costs totalling $810 (2008 - $7,441).

In July 2009, the Company acquired, by staking, the Dease Lime claims located 15 km east of the town of Dease Lake. During the year ending December 31, 2009, the Company incurred costs totalling $4,365 (2008 - $Nil).

In November 2009, the Company acquired, by map staking, the Wheaton Lime claims located 22 km southwest of the Turnagain property. During the year ending December 31, 2009, the Company incurred costs totalling $551 (2008 - $Nil).

5.	SHARE CAPITAL

Authorized:

Unlimited common shares without par value

	December 31, 2009			December 31, 2008
	Number of			Number of
	Shares	$		Shares	$
Issued and outstanding:
Balance, beginning of year	60,370,592		39,562,338	60,220,592		39,434,113
Exercise of options	-		-	150,000		128,225
Balance, end of year	60,370,592		39,562,338	60,370,592		39,562,338

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

5.	SHARE CAPITAL (CONTINUED)

2009 share transactions:

There were no share transactions for the year ending December 31, 2009.

2008 share transactions:

During the year ended December 31, 2008, 150,000 share purchase options were exercised for total cash proceeds of $70,000. In conjunction, a fair value of $58,255 was reallocated from contributed surplus to share capital.

Stock Options:

The Company has a formal rolling stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding. The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX. A summary of the Company’s stock option activity is as follows:

	December 31, 2009		December 31, 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Options	Price	Options	Price
Balance, beginning of year	5,200,000	$0.96	4,595,000	$1.05
Granted	2,870,000	0.32	1,795,000	1.00
Exercised	-	-	(150,000)	0.47
Cancelled/Expired	(2,087,500)	0.85	(1,040,000)	1.20
Balance, end of year	5,982,500	$0.76	5,200,000	$0.96
Exercisable, at end of year	5,782,500	$0.76	4,860,500	$1.05

During the year ended December 31, 2009, the Company granted a total of 2,870,000 stock options to consultants and employees. The stock options were estimated to have a fair value of $199,358 or $0.07 per option. Management estimated the fair value using the Black-Scholes option pricing model with the assumptions as noted below. During the year ended December 31, 2009, $56,414 was capitalized to mineral property interests. As of December 31, 2009, 5,782,500 stock options have vested and 200,000 stock options remain unvested with total fair value of $71,200. The weighted average remaining lives of the vested and unvested stock options are 3.29 years and 1.18 years, respectively.

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were estimated to have a fair value of $488,454 or $0.27 per option. Management estimated the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair values of the option grants are expected to be recognized over the vesting periods of the options. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. The fair value is to be recognized in the statement of loss and comprehensive loss at $270,079 and $6,116 for the years ended December 31, 2008 and 2009. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

5.	SHARE CAPITAL (CONTINUED)

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

Management determined the fair value of the stock options using the Black-Scholes option pricing model with the following assumptions:

	2009	2008	2007
Risk-free interest rate	1.98-2.58%	2.80	2.80
Dividend yield	0%	0%	0%
Volatility factor	70-82%	64-88%	63-67%
Expected option life	5 Yrs.	2-5 Yrs.	2-5 Yrs.

The following stock options were outstanding at December 31, 2009:

Number of Shares	Exercise Price	Expiry Date

160,000	$1.00	January 7, 2010
10,000	0.60	May 10, 2010
150,000	0.75	May 19, 2010
795,000	0.75	January 16, 2011
150,000	0.80	June 16, 2011
10,000	0.80	September 21, 2011
200,000	2.15	March 27, 2012
50,000	2.15	March 27, 2012
200,000	2.15	March 27, 2012
15,000	2.70	April 23, 2012
22,500	2.80	May 29, 2012
20,000	2.30	July 23, 2012
50,000	2.20	October 1, 2012
50,000	2.20	October 10, 2012
50,000	2.20	October 30, 2012
230,000	1.00	April 1, 2013
650,000	1.00	June 27, 2013
310,000	1.00	July 22, 2013
1,930,000	0.30	February 17, 2014
930,000	0.35	October 15, 2014

5,982,500

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

5.	SHARE CAPITAL (CONTINUED)

Share Purchase Warrants:

The Company issues share purchase warrants, half share purchase warrants and / or agents warrants in connection with its ongoing brokered and non-brokered private placements. A summary of the Company’s share purchase warrant activity is as follows:

	December 31, 2009		December 31, 2008
		Weighted		Weighted
		Average		Average
		Exercise		Exercise
	Shares	Price	Shares	Price

Balance, beginning of year	2,719,802	$0.30	3,373,689	$2.96
Expired/Cancelled	-	-	(653,887)	2.80

Balance, end of year	2,719,802	$0.30	2,719,802	$0.30

The following share purchase warrants are outstanding at December 31, 2009:

Number of Shares	Exercise Price	Expiry Date
2,709,802	$0.30	May 22, 2010
10,000	0.30	May 29, 2010
2,719,802

The weighted average remaining life of all outstanding share purchase warrants at December 31, 2009 is 0.39 years.

During the year ended December 31, 2008, the Company re-priced the 2,719,802 warrants to $0.30 and extended the warrant exercise periods to May 22 and May 29, 2010 respectively. Management estimated the incremental fair value of the re-priced warrants was $426,700.

Contributed Surplus:

Changes to the Company’s contributed surplus are summarized as follows:

	December 31, 2009	December 31, 2008

Balance, beginning of year	$4,363,875	$3,465,667
Stock-based compensation	205,474	529,733
Increase in fair value of re-priced warrants	-	426,700
Stock options exercised	-	(58,225)

Balance, end of year	$4,569,349	$4,363,875

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

6.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2009	December 31, 2008	December 31, 2007
Geological and project management services	$160,000	$292,400	$-
Director fees	24,000	-	-
Management fees	268,000	154,000	124,000
Stock-based compensation	157,239	203,056	-
	$609,239	$649,456	$124,000

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties.

7.	COMMITMENTS

i) The Company has future minimum lease on its premises as follows:

2010	$48,880
2011	40,733

$89,613

8.	INCOME TAXES AND MINING TAX CREDITS

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of these differences are as follows for the years ended December 31, 2009, 2008 and 2007.

	December 31,	December 31,	December 31,
	2009	2008	2007

Loss before income taxes	$(1,215,750)	$(2,061,089)	$(2,718,134)
Statutory income tax rate	30.0%	31.0%	34.1%

Expected tax recovery	(364,725)	(638,938)	(926,884)
Increase (decrease) resulting from:
Expired non-capital operating losses	145,268	76,094	128,571
Stock-based compensation	44,718	94,173	144,761
Warrant extension	-	126,588	-
Share issuance expenses	-	-	(71,890)
Changes in tax rates	(34,973)	6,478	6,597
Realization of previously unrecognized tax assets	-	-	(968,189)
Increase in valuation allowance	-	204,787	-
Changes in tax and resource pools	433,246	-	-
Other adjustments	38,244	27,995	-
Future income taxes (recovery)	$261,788	$(102,822)	$(939,923)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

8.	INCOME TAXES AND MINING TAX CREDITS (CONTINUED)

The significant components of the Company’s future income tax assets and liabilities, at substantially enacted tax rates of 27.50% (2008 - 28.33), are as follows:

	December 31,	December 31,
	2009	2008
Components:
Mineral properties	$(4,963,306)	$(3,217,853)
Non-capital and net-capital losses available	3,487,956	2,171,233
Share issuance costs and other tax deductions	226,250	269,421
Federal non-refundable investment tax credits, net of future income taxes	429,897	605,284
Net future tax asset (liability) before valuation allowance	(819,203)	(171,915)
Valuation Allowance	-	(204,787)

Net future income tax liability	$(819,203)	$(376,703)

The Company has approximately $12,675,000 of non-capital tax losses available to reduce taxable income in future periods which expire between 2010 to 2029. The Company has approximately $10,421,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $593,000 of federal non-refundable tax credits which may be applied to reduce federal tax otherwise payable and which expire in 2029.

The Company has applied or will apply for both provincial refundable tax credits and federal non-refundable tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009 resulted in a reduction of $1,062,637 in provincial refundable mining tax credits from $2,222,020 to $1,159,383 and a reduction of $180,712 in federal non-refundable tax credits from $605,284 to $424,572. The Company plans on filing a Notice of Objection within 90 days of receiving a Notice of Assessment from CRA to dispute CRA’s interpretation of certain costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit.

At December 31, 2009, there were $1,301,506 (2008 - $2,222,020) of provincial refundable tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there were $424,572 (2008 - $605,284) of federal non-refundable tax credits (net of future taxes thereon) which have been recorded as a reduction of the Company’s future tax liability and credited to deferred exploration costs.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

9.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk
Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk on mineral tax credit receivable, as these are due from the Government of Canada.

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

Market Risk
Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk
Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk. The Company had no forward exchange rate contracts or commodity price contracts in place as at or during the years ended December 31, 2009 and 2008.

Interest rate risk
Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2009 and 2008, the Company did not have any significant interest rate risk.

The Company had no interest rate swap or financial contracts in place as at December 31, 2009 and 2008.

10.	CAPITAL MANAGEMENT

The Company identifies capital as share capital, cash and cash equivalents and receivables that are expected to be realized in cash. The Company raises capital through private and public share offerings and related party loans and advances. Capital is managed in a manner consistent with the risk criteria and policies provided by the board of directors and followed by management. All sources of financing and major expenditures are analyzed by management and approved by the board of directors.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

10.	CAPITAL MANAGEMENT (CONTINUED)

The Company’s primary objectives when managing capital is to safeguard and maintain the Company’s financial resources for continued operations and to fund expenditure programs to further advance mineral property interests.

The Company is meeting its objective of managing capital through detailed review and due diligence on all potential acquisitions, preparing short-term and long-term cash flow analysis to maintain sufficient resources.

The Company is able to scale its expenditure programs and the use of capital to address market conditions by reducing expenditure and the scope of operations during periods of commodity pricing decline and economic downturn.

There are no externally imposed capital restrictions and no changes in approach.

11.	SUBSEQUENT EVENTS

On January 7, 2010, 160,000 stock options with an exercise price of $1.00 expired unexercised.

The Company granted 100,000 stock options to certain consultants, directors, officers, and employees, exercisable at $0.35 per share, expiring January 15, 2015.

The Company announced a non-brokered private placement consisting of 4,000,000 units at a price of $0.25 per unit for gross proceeds of up to $1,000,000. Each unit consists of one share and one-half share purchase warrant. Each warrant is exercisable at $0.40 for one year from the date of closing of the transaction.

12.	RESTATEMENT

On the Consolidated Statement of Cashflows for fiscal year 2007, the Company reclassified $1,238,700 in BC refundable mining tax credits from Operating Activities; Mining tax credits to Operating Activities; Accounts payable and accrued liabilities to be consistent with the current year's presentation.

13.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES GENERALLY ACCEPTED ACCOUNTING PRINCIPLES AND PRACTICES (RESTATED)

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

Mineral interests acquisition costs are accounted for in accordance with CDN GAAP as disclosed in Note 3c). For US GAAP, mineral interest acquisition costs are capitalized in accordance with EITF 04-2. Mineral property acquisition costs are reviewed for impairment on a reporting period basis. For US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized. As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. For US GAAP, these acquisition and exploration costs have been impaired and expensed.

Under US. GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance. A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation of the tax pools. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the Company to the subscribers, except to the extent that the Company has unrecorded loss carryforwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.

(i) Assets

	December 31,	December 31,
	2009	2008

Total assets, under Canadian GAAP	$30,920,228	$31,637,006
Less: Mineral property interests	(179,500)	(179,500)
Less: Deferred exploration cost	(28,321,228)	(24,771,994)

Total assets, under US GAAP	$2,419,200	$6,685,512

(ii) Liabilities

	December 31,	December 31,
	2009	2008
Total liabilities, under Canadian GAAP	$1,104,730	$549,444
Total liabilities, under US GAAP	$1,104,730	$549,444

(iii) Share Capital

	December 31,	December 31,
	2009	2008
Total share capital, under Canadian GAAP	$39,562,338	$39,562,338
Total share capital, under US GAAP	$39,562,338	$39,562,338

(iv) Deficit

	December 31,	December 31,
	2009	2008

Deficit, under Canadian GAAP	$(14,316,189)	$(12,838,651)
Less: Prior years adjustment to deficit	(2,720,725)	(2,720,725)
Less: Mineral interests	(28,321,528)	(24,771,994)
Deficit, under US GAAP	$(45,358,442)	$(40,331,370)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

(v) Net loss for the year

	December 31,	December 31,	December 31,
	2009	2008	2007

Net loss for the year, Canadian GAAP	$(1,477,538)	$(1,958,266)	$(1,778,211)
Less: mineral interests	(3,549,534)	(2,872,430)	(7,182,030)
Less: flow through tax recovery-CDN GAAP	-	-	(2,365,655)
Add: flow through tax recovery-US GAAP	-	-	351,242

Net loss for the year, under US GAAP	$(5,027,072)	$(4,830,696)	$(10,974,654)

(vi) Consolidated Statements of cash flow

CONSOLIDATED STATEMENTS OF	December 31,	December 31,	December 31,
CASH FLOW	2009	2008	2007

Net cash flows from operating activities, under Canadian GAAP	$(902,860)	$(1,320,191)	$(2,056,847)
Mineral Interest Expenditures	(2,398,421)	(4,293,398)	(7,763,726
Net cash used in operating activities, under US GAAP	(3,301,281)	(5,613,589)	(9,820,573)
Net cash flows from financing activities, under CDN GAAP and US GAAP	-	70,000	17,999,081

Net cash flows used in investing activities, under CDN GAAP	(2,408,639)	(4,332,488)	(7,793,311)
Mineral Interest Expenditures	2,398,421	4,293,398	7,763,726
Net cash used in investing activities, under US GAAP	(10,218)	(39,090)	(29,585)
Net change in cash and cash equivalents	(3,311,499)	(5,582,679)	8,148,923
Cash and cash equivalents, beginning	4,125,235	9,707,914	1,558,991
Cash and cash equivalents, ending	$813,736	$4,125,235	$9,707,914

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2009

Recently Adopted Accounting Guidance

On January 1, 2009, the Company adopted authoritative guidance issued by the Financial Accounting Standards Board (“FASB”) on business combinations. The guidance retains the fundamental requirements that the acquisition method of accounting (previously referred to as the purchase method of accounting) be used for all business combinations, but requires a number of changes, including changes in the way assets and liabilities are recognized and measured as a result of business combinations. It also requires the capitalization of in-process research and development at fair value and requires the expensing of acquisition-related costs as incurred. The Company has completed no business combinations so the adoption of the new guidance did not affect its financial statements.

On January 1, 2009, the company adopted the authoritative guidance issued by the FASB that changes the accounting and reporting for non-controlling interests. Non-controlling interests are to be reported as a component of equity separate from the parent's equity, and purchases or sales of equity interests that do not result in a change in control are to be accounted for as equity transactions. In addition, net income attributable to a non-controlling interest is to be included in net income and, upon a loss of control, the interest sold, as well as any interest retained, is to be recorded at fair value with any gain or loss recognized in net income. The adoption of the new guidance did not affect the Company’s financial statements.

During the year ended December 31, 2009, the FASB issued new codification standards which represent the source of authoritative U.S. GAAP recognized by the FASB to be applied by non-governmental entities. Rules and interpretive releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for SEC registrants. The codification supersedes all non-SEC accounting and reporting standards that existed before the codification. All other non-grandfathered, non-SEC accounting literature not included in the codification is non-authoritative. The new codification standards were effective for the Company’s third quarter ended September 30, 2009. The adoption of the new guidance did not affect the Company’s financial statements.

Recent Accounting Guidance Not Yet Adopted

The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration and Costs
For The Years Ended December 31, 2009 and 2008

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2007	2008	2008	2009	2009

Assays and testing	$1,826,879	$159,009	$1,985,888	$23,918	$2,009,806
Claims renewal /Staking	390,542	25,660	416,202	5,318	421,520
Drilling	11,608,381	800,333	12,408,714	18,393	12,427,107
Environmental studies	476,712	534,141	1,010,853	130,404	1,141,257
Exploration data management	714,964	89,121	804,085	82,724	886,809
First Nations	-	21,835	21,835	73,109	94,944
Geochemistry	80,971	19,985	100,956	24	100,980
Geological services	4,063,269	1,460,399	5,523,668	1,013,182	6,536,850
Geophysical services	610,315	76,468	686,783	15,300	702,083
Metallurgy	1,048,976	583,696	1,632,672	816,035	2,448,707
Petrographic work	36,319	7,638	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	895,555	240,581	1,136,136	107,116	1,243,252
Transportation	1,675,129	486,829	2,161,958	169,312	2,331,270
Write down property	(68,158)	(44,662)	(112,820)	(6,527)	(119,347)
BC refundable mining tax credits	(1,566,304)	(983,320)	(2,549,624)	920,514	(1,629,110)
Federal non-refundable mining tax credits	-	(605,284)	(605,284)	180,712	(424,572)

	$21,899,565	$2,872,429	$24,771,994	$3,549,534	$28,321,528

Item 19         Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*

13.	Section 906 Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*

15.	Additional Exhibits

15.1	Consent of Ronald G. Simpson*

15.2	Consent of N.C. Carter*

15.3	Consent of Neil Froc*

15.4	Consent of Tony Hitchins*

15.5	Code of Ethics*

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

Date: June 30, 2010