Form 20-F
period 2010-12-31
HARD CREEK NICKEL CORP
filed 2011-06-27
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

77,330,160 Common Shares without par value issued and outstanding as at June 27, 2011.

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
[   ] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ]      Accelerated filer [   ]      Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ ]	Other [ X]

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

The financial statements of Hard Creek for the years ended December 31, 2008, 2009 and 2010 have been reported on by Dale Matheson Carr-Hilton LaBonte LLP, Chartered Accountants, Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1.

Item 1              Identity of Directors, Senior Management and Advisers

A.            Directors and Senior Management

The Directors and the senior management of our company as of June 27, 2011 are as follows:

Name	Business Address	Function
Mark Jarvis	1060 – 1090 W. Georgia St. Vancouver, BC V6E 3V7 Canada	As President, Chief Executive Officer and director, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business.
George Sookochoff	#503-1771 Nelson Street Vancouver, BC V6M 1M6 Canada	As a non-executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner	PO Box 10 McLeese Lake, BC V0L 1P0 Canada	As a non-executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis	2838 Carnation Street North Vancouver, BC V7H 1L8 Canada	As a non-executive director, Mr. Davis is responsible for the corporate governance of our company.
Cliff Carson	3230 MacKenzie Street, Vancouver, BC V6L 2P7	As a non-executive director, Mr. Carson is responsible for the corporate governance of our company.
Brian Fiddler	408 Shiles Street New Westminster, BC V3L 3K4 Canada	As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.
Neil Froc	42621 Canyon Road Lindell Beach, BC V2R 5B8 Canada	As Executive Vice President, Mr. Froc is responsible for the management of engineering and technical studies including infrastructure and socio- economic project development.

Leslie Young	5991 Gibbons Drive Richmond BC V7C 2C6 Canada	As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

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

Item 2              Offer Statistics and Expected Timetable

Not Applicable.

Item 3              Key Information

A.            Selected Financial Data

The following table summarizes selected financial data for our company for the years ended December 31, 2010, 2009, 2008, 2007, and 2006 respectively. The information in the table was extracted from the detailed financial statements and related notes included in this annual report and should be read in conjunction with such financial statements and with the information appearing under the heading, “Item 5 –Operating and Financial Review and Prospects”.

Selected Financial Data
(Stated in Canadian Dollars)

Fiscal Years Ended December 31

CDN GAAP	2010 Audited	2009 Audited	2008 Audited	2007 Audited	2006 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$1,219,520	$1,477,538	$1,958,267	$1,778,211	$228,931

Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$15,535,709	$14,316,189	$12,838,651	$10,880,384	$9,102,173
Depreciation	$13,725	$24,389	$20,860	$14,528	$7,493
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141	$2,852,726	$1,534,578
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,429	$7,110,558	$5,509,087
Other Income	$244,526	($239,100 )	$565,874	$1,074,515	$1,305,647
Basic and Diluted Net Loss per Share	$0.02	$0.02	$0.03	$0.03	$0.01
Assets	$33,941,040	$30,920,228	$31,637,006	$33,846,521	$17,530,128
Current Assets	$3,411,615	$2,176,886	$6,429,027	$11,529,201	$1,834,442
Capital Stock	$43,399,177	$39,562,338	$39,562,338	$39,434,113	$24,276,925
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares	49,322,614 common shares
Basic and Diluted Net Loss per Common Share	$0.02	$0.02	$0.03	$0.03	$0.01
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

US GAAP	2010 Audited	2009 Audited	2008 Audited	2007 Audited	2006 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL	NIL
Net Loss	$3,020,058	$5,027,072	$4,830,696	$10,974,654	$5,738,018
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$48,378,500	$45,358,442	$40,331,370	$35,500,674	$24,526,020
Depreciation	$13,725	$24,389	$20,860	$14,528	$7,493
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141	$2,852,726	$1,534,578

Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,430	$7,182,030	$5,509,087
Other Income	$244,526	($239,100 )	$565,874	($939,898)	$1,305,647
Basic and Diluted Net Loss per Share	$0.05	$0.08	$0.08	$0.18	$0.12
Assets	$3,639,474	$2,419,200	$6,685,512	$11,767,456	$2,220,698
Current Assets	$3,411,615	$2,176,886	$6,429,027	$11,529,201	$1,834,442
Capital Stock	$43,399,177	$39,562,338	$39,562,338	$41,448,526	$23,800,546
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares	49,322,614 common shares
Basic and Diluted Net Loss per Common Share	$0.05	$0.08	$0.08	$0.18	$0.12
Cash Dividends per Common Share	NIL	NIL	NIL	NIL	NIL

B.            Capitalization and Indebtedness

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 27, 2011, we had 77,330,160 Common Shares and no Class A Preference Shares issued and outstanding.

The table below sets forth our total indebtedness in Canadian dollars and capitalization as of December 31, 2010. You should read this table in conjunction with the audited financial statements and accompanying notes included in this annual report.

As at December 31, 2010
(Stated in Canadian Dollars)

Liabilities
Current, unsecured and unguaranteed	$369,013
Current, secured and guaranteed	-
$369,013

Shareholders’ Equity
Common stock	$43,399,177
Contributed Surplus	5,183,894
Deficit	(15,535,709)
$33,047,362

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $3,137,745, recoverable taxes of $55,421 and mining tax credits of $108,162 as of December 31, 2010. We estimate our average monthly operating expenses to be approximately $113,000. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable reserves exist on the properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2011, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we have sufficient funds for the 12 month period ending December 31, 2011, but we will need to raise further capital very soon thereafter in the approximate amount of $20,000,000 to $30,000,000. We do not currently have any arrangements for financing and we may not be able to find such financing if required. We cannot be sure that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing would likely result in a delay or indefinite postponement of further exploration and development of our projects with the possible loss of such properties, our company would never increase in value and investors would never see a return on their investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise financing, your interests in our company will be diluted and you may suffer dilution in your net book value per share depending on the price at which such securities are sold. As at June 27, 2011, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 12,430,500 of our common shares which, if exercised, would represent approximately 14 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

We do not expect to declare or pay any dividends, so investors will realize a return on their investment only if the price of shares of our stock goes up. There are no guarantees that will ever happen and investors may lose their entire investment in our company.

We have not declared or paid any dividends on our Common Shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Therefore, investors will only realize a return on their investment if the price of our stock goes up. There are no guarantees that will ever happen and investors may never realize a return on their investment in our company.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 32 hours per week, which is approximately 80% of his working hours, to the management of our company. George Sookochoff, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Gary Johnson a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Cliff Carson a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company.

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

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu claims located northeast of Smithers, British Columbia.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying, baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2010, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure during this period was CAN$30,100,000.

As of December 31, 2010, we had approximately $3,000,000 in working capital, which is sufficient to cover our operating costs for the next twelve months at $113,000 per month plus our anticipated 2011 exploration program of approximately $1,400,000.

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

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own four very early stage, mineral properties in British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties. During 2010 the Company incurred prospecting and sampling costs of $10,686 on the Wheaton Lime property.

It is unlikely that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 10 of this annual report, for additional information about the risks of mineral exploration.

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

We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work programs. The Company has posted $187,900 in total reclamation bonds towards the reclamation of existing exploration drill sites and access roads on the Turnagain property. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment. In January 2011, the Company posted an additional $150,000 to extend the existing exploration permit for another three years.

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

Where significant surface disturbance through road building and drill site preparation is planned, the Ministry of Energy, Mines and Petroleum Resources require a Reclamation Bond to cover the estimated reclamation costs if we fail to complete the reclamation. From 1996 to present, we have posted $337,900 in total reclamation bonds with the Ministry of Energy, Mines and Petroleum Resources.

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

The company has 100% interest in a number of mineral exploration properties located in British Columbia, of which the Turnagain is presently considered the most significant and is described below. The Bobner, Dease Lime, Lime, Lime 2, Wheaton Lime, Sawtooth and Sabu are believed to contain favorable geology. We intend to conduct some prospecting and metallurgical sampling on the Turnagain property in 2011.

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

The company has recently rented a warehouse near Vancouver in which to store drill core samples and to prepare composite samples for metallurgical testwork. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical testwork. This facility rents for $1,800 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $138,000 located at our Vancouver Office and the Turnagain camp. We lease a photocopier at the rate of $700 per three months. Satellite internet and telephone service at our Turnagain camp costs $150 per month.

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

Exploration data collected during the 2003 to 2010 exploration programs was done under the supervision of Neil Froc, P. Eng., and Tony Hitchins, M.Sc., both employees of Hard Creek Nickel Corporation.

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

Description of Claims

Our Turnagain Property consists of 65 neighboring mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain property as of June 27, 2011.

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

Falconbridge Nickel Mines Limited also completed work over the following seven years, including surface and airborne geophysical surveys, geological mapping, geochemical surveys and 2,895 meters of conventional and packsack diamond drilling in 40 widely spaced drill holes.

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

In 2010 the focus was primarily on the geological and mineralization model refinement and metallurgical testwork rather than the traditional field work exploration programs.

In March 2010, the Company received the updated Preliminary Assessment prepared by Wardrop Engineering Inc. The complete report was filed on SEDAR on April 9, 2010.

The Wardrop PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are $U.S.), the study shows the project has a pre-tax Net Present Value of $715 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

The highlights from the Wardrop PA were as follows:

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated:	695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred :	510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - - 0.74 to 1
Annual Throughput	- - - - - 31,138 million tonnes
Daily Milling Rate	- - - - - 87,000 tonnes
Total Ore Milled	- - - - - 761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - - 55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - - 95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - - 35,006 tonnes (77.0 million pounds) Ni as metal
- - - - - 2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - - $2,925 million

Operating Costs:	- - - - - $10.65 per tonne milled
- - - - - $ 3.30 per pound of Ni, net of cobalt byproduct credits
Life of Mine:	- - - - - 24.4 years
Payback:	- - - - - 8.1 years

Internal Rate of Return:	- - - - - 10.7%

Net Present Value (NPV) at 8% discount rate:	----- $715 million

On average, the Turnagain project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of byproduct credits (cobalt).

After receiving the updated Wardrop PA, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Work consisted of collecting samples from existing drill core stored at site for variability testwork and collecting/compositing of drill core reject samples from the warehouse in Chilliwack for selective nickel recovery concept testwork. Two additional drill holes were completed at site to provide fresh drill core samples for testwork to be completed by various consultants and laboratories in Canada, Australia, South Africa and Finland. The nickel recovery concept testwork was initiated in September 2010 and is in progress at the SGS Laboratory in Vancouver, B.C.

Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades well above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work to be completed within the second quarter of 2011.

In September 2010, the Company contracted Revelation Geoscience Limited to complete a review of the platinum group element potential of the Turnagain Ultramafic Complex. This report was received on February 23, 2011. The report provided recommendations for further on-site exploration and applied research. The Company is in the process of reviewing their recommendations for possible follow up work in 2011.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. A preliminary draft of this report was received on March 11, 2011. The Company is in the process of reviewing their draft report.

In April 2011, the Company contracted AMC Mining Consultants (Canada) Ltd. to update the Wardrop PA. The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011

In June 2009, the Company contracted the Dena Kayeh Institute to conduct a Traditional Knowledge Study on the Turnagain property. The report was received in August 2010. Deficiencies as required under the original agreement have been identified by the Company. The report has not been finalized as the deficiencies are still outstanding.

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

Within the broad zone of disseminated intercumulus mineralization, which comprises sulphide grains located between silicate minerals in the Horsetrail area, the sulphide grains range in size from 0.5mm to 5mm with curved contacts against oval olivine grains. Pyrrhotite is the most abundant sulphide, but usually encloses conspicuous pentlandite crystals (nickel-iron-sulphur mineral), especially in the higher grade intervals. Chalcopyrite (copper-iron sulphide), when present, is often along the margins of the pyrrhotite and has on been found during our exploration of the property] as minute streaks extending away from the sulphide grain. We have also identified trace to minor quantities of bornite (another copper-iron sulphide), native copper, valleriite, mackinawite, smythite (complex iron-nickel-cobalt-copper sulphide minerals), and several unnamed Ni-Fe-Cu-Co sulphides in metallurgical concentrates in our exploration of the property.

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

From October 2007 to October 2010 John Hoffert, P.Eng. a consulting metallurgical engineer with Hoffert Processing Services (HPS) supervised all metallurgical and mill process design work and from October 2010 to present, Mike Ounpuu, an metallurgical consultant, heads the Company’s metallurgical test work program. Completed and ongoing test work includes;

-	Pressure oxidation, crushing, grinding and abrasion testwork at SGS, Lakefield, Ontario
-	Quantitative mineralogy, mineral processing flotation testing including QEMSCAN and Microprobe analyses at Xstrata Process Services, Sudbury, Ontario
-	Mineralogy, grinding, flotation scoping, locked cycle flotation and pilot plant test work at G&T Laboratories, Kamloops, British Columbia
-	Ultra fine gravity concentration testing at Met-Solve Laboratories Inc, Vancouver British Columbia
-	Mineralogy, flotation scoping, locked cycle flotation and pressure oxidation testing of the Activox® Process by Western Minerals Technology Pty. Ltd. in Perth Australia.
-	Pressure oxidation testing of the Nickel Chloride Leach Process at Outotec Research Facility in Pori, Finland.
-	Metallurgical variability and locked cycle testing at SGS Labs in Vancouver British Columbia.

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

Metallurgical testwork continues towards refining the parameters necessary for projecting actual mill performance suitable for producing a marketable concentrate or a concentrate for hydrometallurgical plant feed. This work is being managed and supervised under the direction of Mike Ounpuu, a metallurgical consultant and Neil Froc, our Executive Vice-President.

Recommendations and Cost Estimate

The following program for the complete 2011 year for the Turnagain Property was recommended to our company by Neil Froc, P. Eng. in June of 2011. On-site field work initiated in May 2011 and should be completed within a couple months. Additional short (less than a week) site visits maybe required within 2011.

Project Management (Camp Watchman, Geologists, Professional Advisors, etc.)	$450,000
On-Site Work (transportation, camp costs, etc.)	$75,000
Software maintenance and upgrades	$25,000
Permitting and Engineering Studies (Further environmental, First Nations agreements, traditional use studies and engineering scoping studies)	$220,000
Metallurgical test work and services	$555,000
Contingencies	$75,000
Total	$1,400,000

The program is directed primarily on refining the process parameters necessary for projecting actual mill performance, determining the viability of producing a marketable concentrate, and establishing solid First Nations relationships.

Item 5              Operating and Financial Review and Prospects

The following discussion and analysis of our financial condition and results of operations for the fiscal years ended December 31, 2010 and 2009 should be read in conjunction with our financial statements and related notes included in this annual report in accordance with “Item 8 – Financial Information”. Our financial statements included in this annual report were prepared in accordance with Canadian generally accepted accounting principles (“GAAP”). Please refer to Note 9 “Differences Between Canadian and United States Generally Accepted Accounting Principles and Practices”. The primary difference between the two generally accepted accounting principles on the Balance Sheet is under United States GAAP the costs of acquiring mineral properties and mineral rights are capitalized then subject to impairment testing. If these acquiring costs do not pass the impairment test, then they are expensed through the Consolidated Statement of Operations. Under United States GAAP, exploration costs are always expensed as incurred on the Consolidated Statement of Operations which reconciles to the difference in Shareholders’ Equity and the Consolidated Statement of Operations between United States and Canadian GAAP.

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

Year Ended December 31, 2010 Compared to Year Ended December 31, 2009

General and Administrative - During fiscal 2010, the Company incurred a net loss of $1,219,520 ($0.02 per share) compared to a net loss of $1,477,538 ($0.02 per share) in fiscal 2009. The administrative expenses for 2010 were $1,464,046, up from $1,238,438 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $13,725 and $24,389 in 2010 and 2009, respectively. The second non-cash expense is stock-based remuneration to recognize the fair value of stock options granted and vested; these amounts were $365,144 and $149,060 in 2010 and 2009, respectively. Excluding these items, the 2010 administrative expenses were $1,085,177, up from $1,058,462 in 2009. Investor relations expenses in 2010 were $230,011 (2009: $127,593), an increase of $102,418 or 80% due primarily from the addition of a full time investor relations employee and the participation in a one year contract with a business television program designed to provide exposure of the Company’s Turnagain project. Travel and promotion expenses in 2010 were $139,080 (2009: $33,773), an increase of $105,307 or 312% primarily from the increase in travel to the United States, Australia, South Africa, Europe and China to attend investment conferences, mining shows and metallurgical process evaluations. Legal and audit expenses in 2010 were $86,598 (2009: $258,051), a decrease of $171,453 or 66% primarily from the reduction in legal costs incurred for First Nations affairs. In general, there were no other areas with significant increases or decreases compared to the previous year. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $91,000 per month compared to $89,000 per month in 2009. During 2010, the Company earned $51,175 from interest income (2009: $22,688), an increase of $28,487 or 126% primarily from interest received from the Canada Revenue Agency for the British Columbia Mining Exploration Tax Credit refund of $1,159,383 for taxation years 2002 - 2008. The Company had future income tax recovery of $198,082 for 2010 compared to future income taxes of $261,788 in 2009, a difference of $459,870 primarily from the expected recovery of income taxes from the 2010 net loss before income taxes of $1,417,602 .

Exploration - During the year ended December 31, 2010, the Company incurred exploration expenses of $1,952,837 on the Turnagain property (2009: $2,454,835). This $501,998 reduction of exploration expenses was primarily the result of the Company reducing its 2010 exploration budget to focus primarily on the geological and mineralization model refinement and metallurgical testwork rather than the traditional field work exploration programs.

In March 2010, the Company received the updated Preliminary Assessment prepared by Wardrop Engineering Inc. The complete report was filed on SEDAR on April 9, 2010.

The Wardrop PA recommends open pit mining, milling at a rate of 87,000 tonnes per day, conventional flotation, and Outotec’s chloride leach process followed by on-site nickel solvent extraction – electrowinning (SX-EW) metal refining. With a base case long term price of $8.50 per lb nickel and $17.50 per lb cobalt (all financial data are $U.S.), the study shows the project has a pre-tax Net Present Value of $715 million using an 8% discount rate. The mine would recover 1.88 billion pounds of payable nickel at an average “life of mine” strip ratio of 0.74 to 1 with an overall refined nickel recovery of 52.8% over 24.4 years.

Capital costs for the mine, process plant, refinery and infrastructure development are estimated to be $2.92 billion.

The highlights from the Wardrop PA were as follows:

Base Case Assumptions (without escalation):

Nickel Price: $8.50 per lb.
Cobalt Price: $17.50 per lb.
Exchange Rate: $0.90 U.S. $ / Can $

Resources:

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured + Indicated:	695,012,000 tonnes @ 0.216% Ni and 0.014% Co
Inferred :	510,818,000 tonnes @ 0.199% Ni and 0.014% Co

Mining and Production:

Strip Ratio (LOM)	- - - - -	0.74 to 1
Annual Throughput	- - - - -	31,138 million tonnes
Daily Milling Rate	- - - - -	87,000 tonnes
Total Ore Milled	- - - - -	761.2 million tonnes @ 0.212% Ni and 0.014% Co
Mill Recoveries	- - - - -	55.3% of Ni and 49.8% of Co
Refinery Recoveries	- - - - -	95.6% of Ni and 95.0% of Co
Annual Payable Metal:	- - - - -	35,006 tonnes (77.0 million pounds) Ni as metal
	- - - - -	2,003 tonnes ( 4.4 million pounds) Co as precipitate

Capital Cost:	- - - - -	$2,925 million

Operating Costs:	- - - - -	$10.65 per tonne milled
	- - - - -	$ 3.30 per pound of Ni, net of cobalt byproduct credits

Life of Mine:	- - - - -	24.4 years
Payback:	- - - - -	8.1 years

Internal Rate of Return:	- - - - -	10.7%

Net Present Value (NPV) at 8% discount rate:	- - - - -	----- $715 million

On average, the Turnagain project will produce 35,000 tonnes (77 million pounds) of payable nickel metal per year with a C1 cost of $3.30 per pound. The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to recoverable nickel metal delivered to market, net of byproduct credits (cobalt).

After receiving the updated Wardrop PA, the Company focused on metallurgical testwork designed to test the potential for a marketable nickel concentrate to be produced. Work consisted of collecting samples from existing drill core stored at site for variability testwork and collecting/compositing of drill core reject samples from the warehouse in Chilliwack for selective nickel recovery concept testwork. Two additional drill holes were completed at site to provide fresh drill core samples for testwork to be completed by various consultants and laboratories in Canada, Australia, South Africa and Finland. The nickel recovery concept testwork was initiated in September 2010 and is in progress at the SGS Laboratory in Vancouver, B.C.

Initial results from the nickel concept testwork have been encouraging (see news releases dated November 1, 2010, January 5, 2011, February 9, 2011 and March 16, 2011). The newly developed metallurgical regime is capable of producing smelter quality concentrate with nickel grades well above 15% and MgO grades below 8% while maintaining nickel recoveries similar to previous recoveries with standard equipment and reagents. To determine the effect this will have across the complete deposit, additional variability testwork has been started with the first phase of this work to be completed within the second quarter of 2011.

In addition, requests for proposals (RFP’s) have been sent to several engineering firms to update the Wardrop PA. The updated PA is expected to model a standard open pit mine and mill and standard flotation to produce a concentrate for sale to smelters. Completion of the updated PA is currently targeted for the fourth quarter of 2011.

In September 2010, the Company contracted Revelation Geoscience Limited to complete a review of the platinum group element potential of the Turnagain Ultramafic Complex. This report was received on February 23, 2011. The report provided recommendations for further on-site exploration and applied research. The Company is in the process of reviewing their recommendations for possible follow up work in 2011.

In January 2011, the Company contracted Quantitative Group Pty Limited to complete a review of the geological and metallurgical factors controlling metallurgical recoveries for the Turnagain deposit and provide recommendations for the development of a geometallurgical model. A preliminary draft of this report was received on March 11, 2011. The Company is in the process of reviewing their draft report.

In June 2009, the Company contracted the Dena Kayeh Institute to conduct a Traditional Knowledge Study on the Turnagain property. The report was received in August 2010. Deficiencies as required under the original agreement have been identified by the Company. The report has not been finalized as the deficiencies are still outstanding.

Plan of Operation

As of June 27, 2011, we had approximately $1,600,000 in cash and $108,000 in mining tax credit receivables, which is sufficient to cover our operating costs for fiscal year 2011 at an estimated $113,000 per month plus the remaining $761,000 of our $1,400,000 budgeted 2011 exploration program.

We will hire contractors, consultants and additional employees over the next twelve months and intend to purchase additional office equipment for these new employees.

B.            Liquidity and Capital Resources

At December 31, 2010, we had working capital of $3,042,602. Accounts payable and accrued liabilities at December 31, 2010 were $369,013.

The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As of June 27, 2011, we had approximately $1,600,000 in cash and $108,000 in mining tax credit receivables, which is sufficient to cover our operating costs for fiscal year 2011 at an estimated $113,000 per month plus the remaining $761,000 of our $1,400,000 budgeted 2011 exploration program.

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

Our management routinely makes judgments and estimates about the effects of matters that are inherently uncertain. As the number of variables and assumptions affecting the probable future resolution of the uncertainties increase, these judgments become even more subjective and complex. We have identified certain accounting policies, described below, that are the most important to the portrayal of our current financial condition and results of operations. Our significant accounting policies are disclosed in Note 2 to our financial statements included in this annual report.

Going concern

Our financial statements are prepared on the basis that we will continue as a going concern. The going concern basis of presentation assumes we will continue in operation for the foreseeable future, which is a minimum of one year from the balance sheet date, and will be able to realize our assets and settle our liabilities and commitments in the normal course of business. Our ability to continue as a going concern and to realize our assets and discharge our liabilities when due in the normal course of business is dependent upon the existence of economically recoverable mineral reserves and our ability to raise adequate financing from lenders, shareholders and other investors to support such business activities. During the year ended December 31, 2010 the Company ended the fiscal year with $3,042,602 in working capital. Management believes that the working capital on hand will be sufficient for the planned operating and exploration activities during the next twelve months. If expenditures in the next twelve months exceed planned levels and we are not able to obtain financing, we will be required to curtail operations and exploration activities. The financial statements do not reflect adjustments, which could be material, to the carrying values of assets and liabilities which may be required should we be unable to continue as a going concern.

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

For the years ended December 31, 2010 and 2009, the Company has no derivatives or embedded derivatives.

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

F.            Tabular Disclosure of Contractual Obligations

We do not have any contractual obligations and commitments as of December 31, 2010 that will require significant cash outlays in the future.

Item 6              Directors, Senior Management and Employees

A.            Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 56

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

George Sookochoff Director Age: 59	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 65	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 55

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. As a non- executive director, Mr. Davis is responsible for the corporate governance of our company.

Gary Johnson Director Age: 54	Mr. Johnson has been a director of our company since June 2010. As a non- executive director, Mr. Johnson is responsible for the corporate governance of our company.
Cliff Carson Director Age: 62	Mr. Carson has been a director of our company since May 2011. As a non- executive director, Mr. Carson is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 49

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Neil Froc Executive Vice President Age: 49

Mr. Froc was appointed as our executive vice president in June 2006. As Executive Vice President, Mr. Froc is responsible for responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.

Leslie Young Corporate Secretary Age: 52

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

Gary Johnson – Director

Mr. Johnson is a metallurgist with over 30 years experience in all aspects of the mining industry. In his early career he gained broad operational and project experience in a range of operations in Africa and Australia. Mr. Johnson spent ten years as Chief Metallurgist for a large gold producer before forming his own specialized hydrometallurgical consulting company in 1998. During this period he worked closely with LionOre Mining International to develop the Activox process for treating sulphide concentrates. In 2006, LionOre acquired Mr. Johnson’s company and he then joined LionOre as a senior executive. In 2007, LionOre was successfully taken over by MMC Norilsk Nickel. Mr. Johnson became a Managing Director of Norilsk’s Australian operations in operations in 2009. Mr. Johnson currently owns his own consulting company specializing in high level metallurgical and strategic advice and is committed 10% to the business of Hard Creek Nickel Corporation.

Cliff Carson – Director

Mr. Carson was President and Director of Diamond Fields Resources Inc. from May 1995 until July 1996, during which time Diamond Fields was acquired by Inco in a $4.6 billion transaction. Prior to that time Mr. Carson was Senior Vice President, Marketing and Sales at Falconbridge Ltd. He has also served as a member of the Advisory Board for Nikkelverk Nickel Refinery at Kristiansand, Norway and is the past Chairman of the Nickel Development Institute and is committed 10% to the business of Hard Creek Nickel Corporation.

Mr. Carson holds a B.A. with Honors in Economics from Simon Fraser University.

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

During the fiscal year ended December 31, 2010 the aggregate remuneration paid to directors in their capacity as directors of our company was $24,000. Management fees totaling $270,000 were paid to our directors and officers. Geological and consulting fees totaling $195,500, together with $127,581 worth of our securities were paid to directors and officers.

Executive Compensation

The following table provides a summary of compensation paid by us during the fiscal year ended December 31, 2010 and 2009 to our chief executive officer and to our next four most highly paid executive officers who received a combined salary and bonus during such period in excess of $100,000 (collectively, with the chief executive officer, the “Named Executive”):

Name and principal position	Year Ending	Salary(10) ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive plan compensation ($)		Pension value ($)	All other compen- sation ($)	Total compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis President and CEO (1)(9)	12/31/10 12/31/09	102,000 102,000	Nil Nil	52,929 39,451	Nil Nil	Nil Nil	Nil Nil	Nil Nil	154,929 141,451
Brian Fiddler CFO (2)(3)	12/31/10 12/31/09	90,000 90,000	Nil Nil	Nil 18,088	Nil Nil	Nil Nil	Nil Nil	3,000 2,000	93,000 110,088
Neil Froc Executive Vice-President(4)(5)	12/31/10 12/31/09	150,000 150,000	Nil Nil	31,562 11,457	Nil Nil	Nil Nil	Nil Nil	5,000 10,000	186,562 171,457
Leslie Young Corporate Secretary(6)(7)	12/31/10 12/31/09	72,000 72,000	Nil Nil	15,780 14,336	Nil Nil	Nil Nil	Nil Nil	3,000 2,000	90,780 88,336

(1)	Mark Jarvis was appointed Chief Executive Officer and President of the Company on January 9, 2004.

(2)	Brian Fiddler was appointed as Chief Financial Officer of the Company on January 9, 2003.

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

C.            Board Practice

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

D.            Employees

As of June 27, 2011, we have six full-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.            Share Ownership

There were 77,330,160 Common Shares issued and outstanding as of June 27, 2011. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of June 27, 2011:

Name	Number of Common Shares Beneficially Owned as of June 27, 2011	Percentage(1)
Mark Jarvis	6,138,756 (2)	6.80%
George Sookochoff	350,000(3)	0.39%
Tom Milner	560,000(4)	0.62%
Lyle Davis	470,000(5)	0.52%
Brian Fiddler	354,368(6)	0.39%
Leslie Young	336,800(7)	0.37%
Neil Froc	589,000(8)	0.65%
Gary Johnson	850,000(9)	0.94%
Cliff Carson	800,000(10)	0.89%

(1)

Based on 77,330,160 Common Shares issued and outstanding as at June 27, 2011, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 27, 2011.

(2)	Includes stock options to purchase up to 1,275,000 of our Common Shares at exercise prices ranging from $.30 - $0.50 per share expiring up to January 27, 2016.
(3)	Includes stock options to purchase up to 350,000 of our Common Shares at exercise prices ranging from $.30 - $0.50 per share expiring up to January 27, 2016.
(4)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to November 29, 2015.
(5)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to January 27, 2016.
(6)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring January 27, 2016.
(7)	Includes stock options to purchase up to 275,000 of our Common Shares at exercise prices ranging from $0.30 - $0.50 per share expiring January 27, 2016.
(8)	Includes stock options to purchase up to 550,000 of our Common Shares at exercise prices ranging from $0.30 - $1.00 per share expiring January 27, 2016.
(9)	Includes stock options to purchase up to 700,000 of our Common Shares at exercise prices ranging from $0.40 - $0.50 per share expiring January 27, 2016.
(10)	Includes stock options to purchase up to 800,000 of our Common Shares at an exercise price of $0.42 per share expiring May 11, 2016.

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

During the fiscal year ended December 31, 2010 we had the following stock options outstanding to our directors and officers:

Name	Number of Options	Exercise Price	Expiry Date
Mark Jarvis	1,475,000	$0.30 – 1.00	November 29, 2015
Tom Milner	450,000	$0.30 – 1.00	November 29, 2015
George Sookochoff	350,000	$0.30 – 0.75	October 15, 2014
Lyle Davis	450,000	$0.30 – 1.00	October 15, 2014
Gary Johnson	500,000	$0.40	June 10, 2015
Brian Fiddler	300,000	$0.30 – 1.00	October 15, 2014
Leslie Young	275,000	$0.30 – 0.75	November 29, 2015
Neil Froc	700,000	$0.30 – 1.00	November 29, 2015

Item 7              Major Shareholders and Related Party Transactions

A.            Major Shareholders

The following table sets forth, as of June 27, 2011, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	6,138,756 (2)	6.80%

(1)

Based on 77,330,160 Common Shares issued and outstanding as at June 27, 2011, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of June 27, 2011.

(2)	Includes stock options to purchase up to 1,275,000 of our Common Shares at exercise prices ranging from $0.30 – 0.50 per share expiring January 27, 2016.

Over the last three years, there has been only one significant change in the percentage held by a major shareholder, Mark Jarvis acquired more than 5% of the Company during the fiscal year 2004, details of his holdings are listed in the above table.

The voting rights of our major shareholders do not differ from the voting rights of holders of our common shares who are not major shareholders.

As at June 27, 2011, the registrar and transfer agent for our company reported that there were 77,330,160 common shares of our company issued and outstanding. Of these, 75,223,759 were registered to Canadian residents (16 shareholders), 2,073,208 were registered to residents of the United States (6 shareholders) and 33,193 were registered to residents of other foreign countries (22 shareholders).

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

	Year Ended December 31,
	2010	2009	2008
Mark Jarvis (Director)– President and CEO	$102,000	$102,000	$25,500
Tom Milner (Director)– Exploration Expenditures	$Nil	$Nil	$22,400
Tom Milner (Director)– Director fees	$8,000	$8,000	$Nil
George Sookochoff (Director)– Exploration Expenditures	$Nil	$Nil	$Nil
George Sookochoff (Director)– Director fees	$8,000	$8,000	$Nil
Lyle Davis (Director)– Director Fees	$8,000	$8,000	$Nil
Gary Johnson (Director)– Exploration Expenditures	$40,500	$Nil	$Nil
Neil Froc (VP)– Exploration Expenditures	$155,000	$160,000	$150,000
Brian Fiddler (CFO)– Management fees	$93,000	$92,000	$60,000
Leslie Young (Secretary)– Management fees	$75,000	$74,000	$68,500

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

Mr. Jarvis (Director), an employee, is a professional executive who oversees the company on behalf of the shareholders; his fees are expensed as management fees. Mr. Milner (Director), a consultant, is a professional engineer who oversees the potential mine development of the Turnagain Nickel Project for the company; his fees are expensed as director fees. Mr. Sookochoff (Director), a consultant, is a computer professional who oversees the exploration data management of the Turnagain Nickel Project for the company, his fees are expensed as director fees. Mr. Johnson (Director), a consultant, is a metallurgist who oversees the metallurgical testing and evaluation of the Turnagain Nickel Project for the company, his fees are expensed as mineral property exploration costs. Mr. Froc (VP), an employee, is a professional engineer who oversees the engineering and technical studies of the Turnagain Nickel Project for the company; his salary is expensed as mineral property exploration costs. Mr. Davis (Director), a consultant, is a professional executive who oversees the corporate governance of the company, his fees are expensed as director fees. Mr. Fiddler (CFO), a consultant, is a professional accountant who oversees the financial, corporate management and supervision of the affairs and business of the company, his fees are expensed as management fees. Ms. Young (Corporate Secretary), an employee, is responsible for the internal accounting and record keeping, general administration and treasury functions of the company, her salary is expensed as management fees.

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

Financial Statements filed as part of this annual report :

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2010 and 2009 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte,

Chartered Accountants dated March 28, 2011

Consolidated Balance Sheets as at December 31, 2010 and 2009

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Deficit for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

Legal Proceedings

As of June 27, 2011, there are no legal proceedings to which our company is a party and, to our knowledge, no such proceedings are pending.

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

Item 9             The Offer and Listing

A.           Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2006 through to December 31, 2010) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwords were as follows:

Year/Period Ended	High	Low
31-Dec-06	$1.04	$0.55
31-Dec-07	$3.26	$0.76
31-Dec-08	$1.06	$0.08
31-Dec-09	$0.35	$0.09
31-Dec-10	$0.65	$0.19

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Exchange were as follows:

Quarter Ended	High	Low
31-Mar-09	$0.20	$0.09
30-Jun-09	$0.21	$0.17

30-Sep-09	$0.35	$0.16
31-Dec-09	$0.28	$0.16
31-Mar-10	$0.36	$0.19
30-Jun-10	$0.65	$0.27
30-Sep-10	$0.32	$0.19
31-Dec-10	$0.51	$0.22

The high and low market prices for 2010, for each financial quarter on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Mar-10	$0.36	$0.19
30-Jun-10	$0.65	$0.27
30-Sep-10	$0.32	$0.19
31-Dec-10	$0.51	$0.22

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

Our authorized capital consists of an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As of June 27, 2011, we had 77,330,160 Common Shares and no Class A Preference Shares issued and outstanding.

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

D.           Selling Shareholders

Not Applicable.

E.           Dilution

Not Applicable.

F.           Expenses of the Issues

Not Applicable.

Item 10           Additional Information

A.           Share Capital

As at June 27, 2011 we are authorized to issue an unlimited number of Common Shares without par value and an unlimited number of Class A Preference Shares without par value. As at June 27, 2011 we had 77,330,160 common shares issued and outstanding and no Class A Preference Shares issued and outstanding.

On January 1, 2010 we had 60,370,592 common shares issued and outstanding. During the year ended December 31, 2010 we issued 14,000,000 commons shares for private placements, 2,109,460 common shares for the exercise of share purchase warrants and 65,000 common shares for the exercise of stock options so that we had 76,545,052 common shares issued and outstanding as at December 31, 2010.

We do not own any shares of our company.

As at December 31, 2010 we had 7,744,000 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	290,000	$0.40	April 6, 2011
Warrants	1,938,000	$0.40	April 6, 2011
Warrants	5,516,000	$0.33	December 20, 2012

As at December 31, 2010 we had 6,617,500 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	775,000	$0.75	January 16, 2011
Options	150,000	$0.80	June 16, 2011
Options	10,000	$0.80	September 21, 2011
Options	50,000	$2.15	March 27, 2012
Options	150,000	$0.45	April 5, 2012
Options	15,000	$2.70	April 23, 2012
Options	7,500	$2.80	May 29, 2012
Options	140,000	$1.00	April 1, 2013
Options	500,000	$0.41	May 1, 2013
Options	450,000	$1.00	June 27, 2013
Options	285,000	$1.00	July 22, 2013
Options	1,810,000	$0.30	February 17, 2014
Options	915,000	$0.35	October 15, 2014
Options	100,000	$0.35	January 8, 2015
Options	500,000	$0.40	June 10, 2015
Options	760,000	$0.50	November 29, 2015

As at June 27, 2011 we had 5,463,000 warrants outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Warrants	5,463,000	$0.33	December 20, 2012

As at June 27, 2011, we had 7,514,500 options, each for the purchase of one share of our common stock, outstanding as follows:

Type	Amount	Exercise Price	Expiration Date
Options	10,000	$0.80	September 21, 2011
Options	50,000	$2.15	March 27, 2012
Options	150,000	$0.45	April 5, 2012

Options	15,000	$2.70	April 23, 2012
Options	7,500	$2.80	May 29, 2012
Options	140,000	$1.00	April 1, 2013
Options	500,000	$0.41	May 1, 2013
Options	250,000	$1.00	June 27, 2013
Options	285,000	$1.00	July 22, 2013
Options	100,000	$0.60	February 15, 2014
Options	1,810,000	$0.30	February 17, 2014
Options	915,000	$0.35	October 15, 2014
Options	100,000	$0.35	January 8, 2015
Options	500,000	$0.40	June 10, 2015
Options	760,000	$0.50	November 29, 2015
Options	925,000	$0.50	January 27, 2016
Options	100,000	$0.50	March 18, 2016
Options	897,000	$0.42	May 11, 2016

The following table sets forth the history of share issuances during the past three financial years.

Balance as at December 31, 2007	60,220,592
Options converted to Common Shares (i)	150,000
Balance as at December 31, 2008	60,370,592
No equity transactions	0
Balance as at December 31, 2009	60,370,592
Common Shares issued for cash proceeds (ii)	14,000,000
Warrants converted to Common Shares (iii)	2,109,460
Options converted to Common Shares (iii)	65,000
Balance as at December 31, 2010	76,545,052

(i)	During the year ended December 31, 2008, we issued 150,000 Common Shares for the exercise of 150,000 stock options for cash proceeds of $70,000.

(ii)	During the year ended December 31, 2010, we issued by private placement, 14,000,000 Common Shares for cash proceeds of $3,179,959.

(iii)	During the year ended December 31, 2010, we issued 2,174,460 Common Shares for the exercise of 2,109,460 share purchase warrants and 65,000 stock options for cash proceeds of $653,088.

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

G.           Statements by Experts

The financial statements of our company as of December 31, 2010 and 2009 included in this annual report have been audited by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants, of Suite 1500 – 1140 West Pender Street, Vancouver, British Columbia, V6E 4G1, Canada, as stated in their reports appearing in this annual report and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

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

The 2009 exploration program on the Turnagain Property was recommended and managed by Neil Froc, P. Eng and Tony Hitchins, M.Sc. Neil Froc is a “qualified person” as the term is defined under National Instrument 43-101. Messrs. Froc and Hitchins have been involved with exploration of the Turnagain Property for the past seven to eight years and are employees of Hard Creek Nickel Corporation. Their consent forms are attached to this document.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2010, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our Corporation’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2010.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2009. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of the Corporation conducted an assessment of the effectiveness of the Corporation’s internal controls over financial reporting as of December 31, 2010. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that the Corporation’s internal controls over financial reporting were effective as of December 31, 2010.

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

Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in the Corporation’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect the Corporation’s internal control over financial reporting. For the fiscal year ending December 31, 2011, the Company will continue to provide ongoing training to employees to improve or enhance the segregation of duties.

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

Principal Accountant Fees and Services

Audit Fees

Fiscal Year 2010: $30,000	Fiscal Year 2009: $32,000

Audit-Related Fees

Fiscal Year 2010: $7,500	Fiscal Year 2009: $2,000

Tax Fees

Fiscal Year 2010: $6,000	Fiscal Year 2009: $Nil

All Other Fees

Fiscal Year 2010: $2,500	Fiscal Year 2009: $4,000

Exemptions from the Listing Standards for Audit Committees

Not Applicable

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Change in Registrant's Certifying Accountant

Not Applicable

PART III

Item 17           Financial Statements Refer to Item 18 - Financial Statements.

Item 18           Financial Statements

Financial Statements filed as part of the annual report:

Financial Statements of Hard Creek Nickel Corporation for the years ended December 31, 2010, 2009 and 2008 reported on by Dale Matheson Carr-Hilton LaBonte, Chartered Accountants.

Report of Independent Registered Public Accounting Firm Dale Matheson Carr-Hilton LaBonte,

Chartered Accountants dated March 28, 2011.

Consolidated Balance Sheets as at December 31, 2010 and 2009

Consolidated Statements of Loss and Comprehensive Loss for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Deficit for the years ended December 31, 2010, 2009 and 2008

Consolidated Statements of Cash Flows for the years ended December 31, 2010, 2009 and 2008

Notes to Consolidated Financial Statements

Hard Creek Nickel Corporation
Consolidated Financial Statements
December 31, 2010

AUDITORS' REPORT

To the Shareholders of Hard Creek Nickel Corporation:

We have audited the accompanying consolidated financial statement of Hard Creek Nickel Corporation, which comprise the consolidated balance sheets as at December 31, 2010 and 2009, and the consolidated statements of loss, comprehensive loss and deficit, and cash flows for the years ended December 31, 2010, 2009 and 2008, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audit is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter

We draw attention to note 1 to the consolidated financial statements, which describe certain conditions that give rise to substantial doubt about the entity’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not qualified in respect of this matter.

Opinion

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Hard Creek Nickel Corporation as at December 31, 2010 and 2009 and the results of its operations, and its cash flows for the years ended December 31, 2010, 2009 and 2008 in accordance with Canadian generally accepted accounting principles.

/s/ DMCL

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS
Vancouver, Canada
March 28, 2011

Statement 1
Hard Creek Nickel Corporation
Consolidated Balance Sheets
December 31, 2010 and 2009

ASSETS
	2010	2009
CURRENT
Cash and cash equivalents	$3,137,745	$813,736
Recoverable taxes	55,421	21,282
Mining tax credits (Note 6)	108,162	1,301,506
Other receivable	-	1,518
Prepaid expenses	110,287	38,844
	3,411,615	2,176,886

RECLAMATION BONDS	187,900	187,900
EQUIPMENT, net of accumulated amortization of $101,903(2009: $83,447)	39,959	54,414
MINERAL PROPERTY INTERESTS (Note 3)	179,500	179,500
DEFERRED EXPLORATION COSTS (Note 3 and Schedule 1)	30,122,066	28,321,528
	$33,941,040	$30,920,228

LIABILITIES
CURRENT
Accounts payable and accrued liabilities	$369,013	$285,527
FUTURE INCOME TAXES (Note 6)	524,665	819,203
	893,678	1,104,730
CONTINGENCY (Note 1)
SUBSEQUENT EVENTS (Note 10)

SHAREHOLDERS' EQUITY
SHARE CAPITAL (Note 4)	43,399,177	39,562,338
CONTRIBUTED SURPLUS (Note 4)	5,183,894	4,569,349
DEFICIT	(15,535,709)	(14,316,189)
	33,047,362	29,815,498
	$33,941,040	$30,920,228

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

(See accompanying notes)

Statement 2
Hard Creek Nickel Corporation
Consolidated Statements of Loss, Comprehensive Loss and Deficit
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

ADMINISTRATIVE EXPENSES
Amortization	$13,725	$24,389	$20,860
Consulting	750	6,800	150,180
Consulting – stock-based (Note 4)	170,135	-	-
Director fees (Note 5)	24,000	24,000	-
Financing costs (Note 4)	-	-	426,700
Investor relations	230,011	127,593	597,397
Investor relations – stock-based (Note 4)	139,778	6,045	184,121
Legal and audit	86,598	258,051	280,935
Management fees (Note 5)	270,000	268,000	154,000
Management fees – stock-based (Note 4)	55,231	142,700	131,322
Office and general	317,488	314,950	380,328
Property evaluation	-	3,675	8,018
Property impairment	-	6,527	44,662
Salaries and benefits	17,250	21,620	28,880
Salaries and benefits – stock-based (Note 4)	-	315	1,993
Travel and promotion	139,080	33,773	114,745

LOSS BEFORE OTHER ITEMS	1,464,046	1,238,438	2,524,141

OTHER ITEMS
Write-down of equipment	4,731	-	-
Interest income	(51,175)	(22,688)	(463,052)

LOSS BEFORE INCOME TAXES	1,417,602	1,215,750	2,061,089

FUTURE INCOME TAXES (RECOVERY) (Note 6)	(198,082)	261,788	(102,822)

NET AND COMPREHENSIVE LOSS	1,219,520	1,477,538	1,958,267

DEFICIT, BEGINNING	14,316,189	12,838,651	10,880,384

DEFICIT, ENDING	$15,535,709	$14,316,189	$12,838,651

BASIC AND DILUTED LOSS PER SHARE	$(0.02)	$(0.02)	$(0.03)

WEIGHTED NUMBER OF COMMON SHARES OUTSTANDING
- BASIC AND DILUTED	64,947,151	60,370,592	60,317,860

(See accompanying notes)

Statement 4
Hard Creek Nickel Corporation
Consolidated Statements of Cash Flows
Years Ended December 31, 2010, 2009 and 2008

	2010	2009	2008

OPERATING ACTIVITIES
Net loss	$(1,219,520)	$(1,477,538)	$(1,958,267)
Non cash items
Amortization and write-down of equipment	18,456	24,389	20,860
Property impairment	-	6,527	44,662
Stock-based compensation	365,144	149,060	317,436
Financing costs	-	-	426,700
Future income taxes	(198,082)	261,788	(102,822)

Changes in operating assets and liabilities
Recoverable taxes	(34,139)	7,004	458,435
Other receivable	1,518	(1,518)	-
Prepaid expenses	(71,443)	14,642	42,380
Accounts payable and accrued liabilities	(43,430)	112,786	(568,091)
Due to related party	-	-	(1,484)

	(1,181,496)	(902,860)	(1,320,191)
INVESTING ACTIVITIES
Exploration and development costs	(1,635,699)	(2,398,421)	(4,293,398)
Mining tax credits	1,193,344	-	-
Purchase of equipment	(4,001)	(10,218)	(39,090)

	(446,356)	(2,408,639)	(4,332,488)

FINANCING ACTIVITIES
Proceeds from share issuances, net	3,951,861	-	70,000

NET INCREASE (DECREASE) IN CASH AND CASH	2,324,009	(3,311,499)	(5,582,679)
EQUIVALENTS

CASH AND CASH EQUIVALENTS, BEGINNING	813,736	4,125,235	9,707,914

CASH AND CASH EQUIVALENTS, ENDING	$3,137,745	$813,736	$4,125,235

Supplementary Information
Cash paid for income tax	$-	$-	$-
Cash paid for interest	$-	$-	$-

Cash and cash equivalents is comprised of:
Cash	$536,959	$65,709	$25,098
Guaranteed Investment certificates	2,600,786	748,027	4,100,137
	$3,137,745	$813,736	$4,125,235

Non-cash transactions:

2010
Warrants with an estimated fair value of $171,133 were issued as fees relating to brokered private placements (Note 4).

2008
Warrants were re-priced with an estimated fair value of $426,700 (Note 4).

(See accompanying notes)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

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

2.	SIGNIFICANT ACCOUNTING POLICIES

Financial statement presentation

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles (“GAAP”) and are presented in Canadian dollars. These consolidated financial statements include the accounts of the Company and its wholly owned subsidiary, Canadian Metals Exploration Ltd. All intercompany balances and transactions have been eliminated upon consolidation.

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

Capitalized costs for acquisition and deferred exploration as reported on the balance sheet represent costs incurred to date or estimated recoverable value if lower than cost. Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral property interests. Upon the establishment of commercial production, carrying values of deferred acquisition and exploration costs will be amortized over the estimated life of the resource using the units of production method.

Equipment
Equipment is recorded at cost and amortization is calculated at the following annual rates, which are intended to amortize the cost over the estimated useful lives of the assets:

Computer equipment	30% declining balance
Vehicles	30% declining balance
Equipment	20% declining balance

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

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

Use of estimates
The preparation of financial statements in conformity with Canadian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Significant areas requiring the use of management estimates relate to the determination of impairment of assets, mineral property interest carrying values, useful lives of equipment for amortization, determination of fair value for stock based transactions, fair value of financial instruments, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and future income tax rates. Financial results as determined by actual events could differ from those estimates.

Loss per share
Basic loss per share is computed using the weighted average number of common shares outstanding during the year. Since the Company’s stock options and warrants are anti-dilutive, diluted loss per share is equivalent to basic loss per share.

Share capital – Flow-through shares
The Company renounces qualifying Canadian exploration expenditures to certain share subscribers who subscribe for flow-through shares in accordance with the Income Tax Act. The Company is required to incur and renounce qualifying expenditures on a timely basis for the respective flow-though subscriptions and accordingly, it is not entitled to the related tax deductions and tax credits for such expenditures.

The Company follows recommendations by the Emerging Issues Committee (“EIC”) of the Canadian Institute of Chartered Accountants (“CICA”) relating to the issuance of flow-through shares. EIC 146 requires the recognition of future income tax liabilities relating to the issuance of flow-through shares as a direct reduction in share capital in the period of completion of applicable tax filings renouncing qualifying Canadian exploration expenditures to the share subscribers. The Company will recognize future income tax recoveries by applying available non-capital losses and other deductible temporary differences not previously recognized to offset any future income tax liability resulting from the issuance of flow-through shares. The resulting future income tax recovery is recognized in operating results in the same year.

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Financial instruments
The Company follows the CICA Handbook Section 3855, Financial Instruments – Recognition and Measurement. Section 3855 prescribes when a financial instrument is to be recognized on the balance sheet and at what amount. Under Section 3855, financial instruments must be classified into one of five categories: held-for-trading, held-to-maturity, loans and receivables, available-for-sale financial assets, or other financial liabilities. All financial instruments, including derivatives, are measured at the balance sheet date at fair value except for loans and receivables, held-to-maturity investments, and other financial liabilities which are measured at amortized cost.

The Company’s financial instruments consist of cash and cash equivalents, other receivable, and accounts payable. Cash and cash equivalents are measured at face value, representing fair value, and is classified as held-for-trading. Recoverable taxes, mining tax credits, and other receivable, which are measured at amortized cost, are classified as loans and receivables. Accounts payable is measured at amortized cost and classified as other financial liabilities. The fair value of these financial instruments approximates their carrying values, unless otherwise noted. The Company has determined that it does not have derivatives or embedded derivatives.

The CICA Handbook Section 3862, Financial Instruments – Disclosure, requires an entity to classify fair value measurements in accordance with an established hierarchy that prioritizes the inputs in valuation techniques used to measure fair value. The levels and inputs which may be used to measure fair value are as follows:
Level 1 – fair values are based on quoted prices in active markets for identical assets or liabilities;
Level 2 – fair values are based on inputs other than quoted prices that are observable for the asset or liability, either directly (as prices) or indirectly (derived from prices); or
Level 3 – applies to assets and liabilities for inputs that are not based on observable market data, which are unobservable inputs.
Financial instruments classified as level 1 include cash and cash equivalents.

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

Asset retirement obligations
The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources. When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled. Mineral property interests related to retirement obligations are capitalized as part of deferred exploration and development costs and are accounted for in the same manner as all other capitalized costs.

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

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

2.	SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Recent Accounting Pronouncements

International Financial Reporting Standards (“IFRS”)

The Canadian Accounting Standards Board will require all public companies to use IFRS for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. Companies will be required to provide IFRS comparative information for the previous fiscal year. The transition from Canadian GAAP to IFRS will be applicable for the Company for the first quarters of fiscal year ending December, 2011 when the Company will prepare both the current and comparative financial information using IFRS. The Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS and initial adoption alternatives have not been determined.

Business Combination, Consolidated Financial Statements and Non-controlling interest

For interim and annual financial statements relating to fiscal years commencing on or after January 1, 2011, the Company will be required to adopt new CICA Section 1582 “Business Combinations”, Section 1601 “Consolidated Financial Statements” and Section 1602 “Non-Controlling Interests”. Section 1582 replaces existing Section 1581 “Business Combinations”, and Sections 1601 and 1602 together replace Section 1600 “Consolidated Financial Statements”. The adoption of Sections 1582 and collectively, 1601 and 1602 provides the Canadian equivalent to IFRS 3 “Business Combinations” and International Accounting Standard (“IAS”) 27 “Consolidated and Separate Financial Statements” respectively. Management does not consider that the adoption of these standards will have a significant impact on the Company’s financial statements.

3.	MINERAL PROPERTY INTERESTS

The Company has a 100% interest in 81 mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2010, excluding tax credits, the Company incurred costs totalling $1,952,837 (2009 - $2,454,835) (Refer to Schedule 1).

In May 2006, the Company acquired, by staking, a 100% interest in the Lime property which includes non- contiguous Lime 1 and Lime 2 claim blocks. The property is located west of the Turnagain property. There was no work completed on these properties during the year ended December 31, 2010 (2009 - $810).

In July 2009, the Company acquired, by staking, a 100% interest in the Dease Lime claims located east of Dease Lake, British Columbia. During the year ending December 31, 2010, the Company incurred costs totalling $115 (2009 - $4,365).

In November 2009, the Company acquired, by staking, a 100% interest in the Wheaton Lime claims located southwest of the Turnagain property. During the year ended December 31, 2010, the Company incurred costs totalling $10,686 (2009 - $Nil).

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu claims located northeast of Smithers, British Columbia. During the year ended December 31, 2010, the Company incurred costs totalling $1,460 (2009 - $Nil).

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

4.	SHARE CAPITAL

Authorized: Unlimited common shares without par value

	December 31, 2010		December 31, 2009
	Number of		Number of
	Shares	$	Shares	$

Issued and outstanding:
Balance, beginning	60,370,592	39,562,338	60,370,592	39,562,338
Private placements, net	14,000,000	3,179,959	-	-
Exercise of options	65,000	24,042	-	-
Exercise of warrants	2,109,460	632,838	-	-

Balance, ending	76,545,052	43,399,177	60,370,592	39,562,338

In April 2010, the Company completed a private placement for 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000,000. As part of this private placement, the Company incurred other share issue costs of $5,196 for filings fees. Each unit consists of one common share and one half of a share purchase warrant. One share purchase warrant is exercisable into one common share at $0.40 per share for a period of one year. As consideration for their services under the private placement, the agents received a cash commission of $57,000 and 228,000 share purchase warrants valued at $59,406. These costs were offset against the gross proceeds. The warrants are exercisable into one common share at $0.40 for one year.

In December 2010, the Company completed a private placement for 10,000,000 units at a price of $0.25 per unit for gross proceeds of $2,500,000. As part of this private placement, the Company incurred other share issue costs of $10,031 for filings fees. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.33 per share for a period of two years. As consideration for their services under the private placement, the agents received a cash commission of $129,000 and 516,000 share purchase warrants valued at $111,727. These costs were offset against the gross proceeds. The warrants are exercisable into one common share at $0.33 for two years.

In the event the common shares of the Company close for 20 consecutive trading days at an average price of $0.60 cents or above, the Company shall have the right to require the conversion of the warrants at the exercise price. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

During the year ended December 31, 2010, the Company netted $52,319 against share issuance costs relating to future income tax benefits.

Stock Options:
The Company has a stock option plan whereby options may be granted to directors, employees and/or consultants by the board of directors. The number of options that may be granted is limited to 10% of the total shares issued and outstanding. The exercise price of the options granted will be no less than the discounted market price of the Company’s shares and the maximum term of the options will be 5 years or such longer term as permitted by the TSX.

	December 31, 2010	December 31, 2009
Balance, beginning	5,982,500	5,200,000
Granted	2,010,000	2,870,000
Exercised	(65,000)	-
Cancelled/Expired	(1,310,000)	(2,087,500)
Balance, ending	6,617,500	5,982,500
Exercisable, ending	6,267,500	5,782,500

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

4.	SHARE CAPITAL (CONTINUED)

Stock Options (continued):

During the year ended December 31, 2010, the Company granted 2,010,000 stock options to employees and consultants. The stock options were determined to have a fair value of $447,204. Management determined the fair value using the Black-Scholes option pricing model with the assumptions as noted below. The fair value recognized in the statement of loss and comprehensive loss was $365,144 for the year ended December 31, 2010. As of December 31, 2010, 350,000 stock options remain unvested with total fair value of $31,984. The weighted average remaining lives of the vested and unvested stock options at December 31, 2010 are 2.86 years and 0.72 years, respectively. The weighted average exercise price at December 31, 2010 is $0.53. During the year ended December 31, 2010, $82,059 was capitalized to mineral property interests

During the year ended December 31, 2009, the Company granted a total of 2,870,000 stock options to directors, consultants and employees. The stock options were estimated to have a fair value of $199,358. During the year ended December 31, 2009, $56,414 was capitalized to mineral property interests. As of December 31, 2009, 5,782,500 stock options had vested and 200,000 stock options remained unvested with total fair value of $71,200.

During the year ended December 31, 2008, the Company granted a total of 1,795,000 stock options to consultants and employees. The stock options were estimated to have a fair value of $488,454. As of December 31, 2008, the non-vesting portion of the 1,795,000 stock options fair value was $43,469. During the year ended December 31, 2008, $212,297 was capitalized to mineral property interests.

	December 31,	December 31,	December 31,
	2010	2009	2008
Risk-free interest rate	1.89 - 2.82%	1.98-2.58%	2.80
Dividend yield	0%	0%	0%
Volatility factor	101 - 126%	70-82%	64-88%
Expected option life	2 - 5 years	5 years	2-5 years

Share Purchase Warrants:
	December 31, 2010	December 31, 2009
Balance, beginning	2,719,802	2,719,802
Issued	7,744,000	-
Exercised	(2,109,460)	-
Expired	(610,342)	-
Balance, ending	7,744,000	2,719,802

The weighted average remaining life and weighted average exercise price is 1.49 years and $0.35, respectively.

During the year ended December 31, 2008, certain warrants were re-priced The fair value increase of $426,700 was charged as a financing expense.

Contributed Surplus:	December 31, 2010	December 31, 2009
Balance, beginning	$4,569,349	$4,363,875
Stock-based compensation	447,204	205,474
Fair value of broker warrants	171,133	-
Stock options exercised	(3,792)	-
Balance, ending	$5,183,894	$4,569,349

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

5.	RELATED PARTY TRANSACTIONS

During the year, the Company incurred the following expenditures with directors and officers and/or companies controlled by directors and/or officers:

	December 31, 2010	December 31, 2009	December 31, 2008

Geological and project management	$195,500	$160,000	$292,400
Director fees	24,000	24,000	-
Management fees	270,000	268,000	154,000
Stock-based compensation	127,581	157,239	203,056
	$617,081	$609,239	$649,456

Related party transactions other than stock based compensation have been recorded at their exchange amount, which is the amount agreed to by the related parties.

6.	INCOME TAXES AND MINING TAX CREDITS

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components are as follows for the years ended December 31, 2010, 2009 and 2008.

	December 31,	December 31,	December 31,
	2010	2009	2008

Loss before income taxes	$(1,417,602)	$(1,215,750)	$(2,061,089)
Statutory income tax rate	28.5%	30.0%	31.0%

Expected tax recovery	(404,017)	(364,725)	(638,938)
Increase (decrease) resulting from:
Expired non-capital operating losses	191,348	145,268	76,095
Stock-based compensation	104,066	44,718	94,173
Warrant extension	-	-	126,588
Share issuance expenses	-	-
Changes in tax rates	9,417	(34,973)	6,478
Realization of previously unrecognized tax assets	-	-
Increase in valuation allowance	-	-	204,787
Changes in tax and resource pools	-	433,236	-
Other adjustments	(98,896)	38,254	27,995
Future income taxes (recovery)	$(198,082)	$261,778	$(102,822)

The significant components of the Company’s future income tax assets and liabilities, at substantially enacted tax rates of 25.30% (2009 – 26.00%), are as follows:

	December 31,	December 31,
Components:	2010	2009
Mineral properties	$(4,781,766)	$(4,963,306)
Non-capital and net-capital losses available	3,599,837	3,487,956
Share issuance costs and other tax deductions	170,184	226,250
Federal non-refundable investment tax credits, net of future taxes	487,080	429,897
Net future tax asset (liability) before valuation allowance	(524,665)	(819,203)
Valuation Allowance	-	-
Net future income tax liability	$(524,665)	$(819,203)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

6.	INCOME TAXES AND MINING TAX CREDITS (CONTINUED)

The Company has approximately $14,180,000 of non-capital tax losses available to reduce taxable income in future periods which expire between 2014 and 2030. The Company has approximately $11,445,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $652,000 of federal non-refundable tax credits which may be applied to reduce federal tax otherwise payable and which expire between 2015 and 2030.

The Company has applied for both provincial refundable tax and federal non-refundable tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At December 31, 2010, there were $108,162 (2009 - $1,301,506) of provincial refundable tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there was an increase of $44,137 to the Company’s federal non-refundable tax credits (net of future taxes thereon) realized during the year ended December 31, 2010.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of certain costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. To date, the CRA has not provided the Company with a date to review the disputed amounts but has acknowledged receipt of the Notice of Objection. The disputed amounts are not recorded as a receivable as at December 31, 2010 and 2009.

7.	CAPITAL MANAGEMENT

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

There are no externally imposed capital restrictions. There were no changes to the Company’s approach to capital management during the year ended December 31, 2010.

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

8.	FINANCIAL INSTRUMENTS

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows.

Credit Risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its bank accounts. The Company’s bank accounts are held with a major bank in Canada. As all of the Company’s cash and cash equivalents are held by one bank in Canada, there is a concentration of credit risk. This risk is managed by using a major bank that is a high credit quality financial institution as determined by rating agencies. The Company is not exposed to credit risk.

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

Commodity Risk
Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to commodity price risk.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2010 and 2009, the Company did not have any significant interest rate risk.

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES (“US”) GAAP AND PRACTICES

The consolidated financial statements have been prepared in accordance with Canadian GAAP which differ in certain material respects from those principles and practices that the Company would have followed had its consolidated financial statements been prepared in accordance with US GAAP. Had the Company followed US GAAP, certain items on the consolidated statements of net loss and comprehensive loss and cash flows and consolidated balance sheets would have been reported as follows:

Mineral interests acquisition costs are accounted for in accordance with Canadian GAAP as disclosed in Note 2. Under US GAAP, mineral interest acquisition costs are capitalized. Under US GAAP, mineral property exploration costs are expensed as incurred. When it has been determined that a mineral interest can be economically developed as a result of establishing proven and probable reserves and pre feasibility, the costs incurred to develop such property are capitalized. As of the date of these financial statements, the Company has incurred only acquisition and exploration costs. For US GAAP, these acquisition and exploration costs have been impaired and expensed.

Under US GAAP, the proceeds from the issuance of flow-through shares should be allocated between the offering of shares and the sale of tax benefits. The allocation is based on the difference between the issue price of flow-through shares and the fair value of the shares at the date of issuance. A liability is recorded for this difference and is reversed when tax benefits are renounced. To the extent that the Company has available tax pools for which a full valuation allowance has been provided, the premium is recognized in earnings as a reduction in the valuation allowance at the time of renunciation. Under Canadian GAAP, share capital is reduced and future income tax liabilities are increased by the estimated income tax benefits renounced by the

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES (“US”) GAAP AND PRACTICES (CONTINUED)

Company to the subscribers, except to the extent that the Company has unrecorded loss carry forwards and tax pools in excess of book value available for deduction against which a valuation allowance has been provided.

Under US GAAP the Company needs to complete an analysis which involves determining whether it is more likely than not that a tax position would be sustained on audit based solely on its technical merits. The amount of benefit recognized in the financial statements is the maximum amount which is more likely than not to be realized based on a cumulative probability approach.

(i)	Assets

	December 31, 2010	December 31, 2009
Total assets, under Canadian GAAP	$33,941,040	$30,920,228
Less: Mineral interests	(179,500)	(179,500)
Less: Deferred exploration cost	(30,122,066)	(28,321,528)
Total assets, under US GAAP	$3,639,474	$2,419,200

(ii)	Liabilities

	December 31, 2010	December 31, 2009
Total liabilities, under Canadian GAAP	$893,678	$1,104,730
Total liabilities, under US GAAP	$893,678	$1,104,730

(iii)	Share Capital

	December 31, 2010	December 31, 2009
Total share capital, under Canadian GAAP	$43,399,177	$39,562,338
Total share capital, under US GAAP	$43,399,177	$39,562,338

(iv)	Deficit

	December 31, 2010	December 31, 2009
Deficit, under Canadian GAAP	$(15,535,709)	$(14,316,189)
Less: Prior years adjustment to deficit	(2,720,725)	(2,720,725)
Less: Mineral interests	(30,122,066)	(28,321,528)
Deficit, under US GAAP	$48,378,500	$(45,358,442)

(v)	Net loss

	December 31, 2010	December 31, 2009	December 31, 2008
Net loss, Canadian GAAP	$(1,219,520)	$(1,477,538)	$(1,958,266)
Less: mineral interests	1,800,538	(3,549,534)	(2,872,430)
Net loss, under US GAAP	$(3,020,058))	$(5,027,072)	$(4,830,696)

Hard Creek Nickel Corporation
Notes to Consolidated Financial Statements
December 31, 2010

9.	DIFFERENCES BETWEEN CANADIAN AND UNITED STATES (“US”) GAAP AND PRACTICES (CONTINUED)

(vi)	Consolidated Statements of cash flow

CONSOLIDATED STATEMENTS OF	December 31,	December 31,	December 31,
CASH FLOW	2010	2009	2008
Net cash flows from operating activities, under Canadian GAAP	$(1,181,496)	$(902,860)	$(1,320,191)
Mineral Interest Expenditures	(442,355)	(2,398,421)	(4,293,398)
Net cash used in operating activities-US GAAP	(1,623,851)	(3,301,281)	(5,613,589)
Net cash flows from financing activities, under CDN GAAP and US GAAP	3,951,861	-	70,000

Net cash flows used in investing activities, under CDN GAAP	(446,356)	(2,408,639)	(4,332,488)
Mineral Interest Expenditures	442,355	2,398,421	4,293,398
Net cash used in investing activities, under US GAAP	(4,001)	(10,218)	(39,090)
Net change in cash and cash equivalents	2,324,009	(3,311,499)	(5,582,679)
Cash and cash equivalents, beginning	813,736	4,125,235	9,707,914
Cash and cash equivalents, ending	$3,137,745	$813,736	$4,125,235

Recent Accounting Guidance Not Yet Adopted
The Company has reviewed recently issued accounting pronouncements and plans to adopt those that are applicable to it. It does not expect the adoption of these pronouncements to have a material impact on its financial position, results of operations or cash flows.

10.	SUBSEQUENT EVENTS

The Company granted 925,000 stock options to certain consultants, directors, officers, and employees, exercisable at $0.50 per share, expiring January 27, 2016. The Company granted 100,000 stock options to certain consultants, directors, officers, and employees, exercisable at $0.60 per share, expiring February 15, 2014.

Schedule 1
Hard Creek Nickel Corporation
Consolidated Schedule of Deferred Exploration Costs
For The Years Ended December 31, 2010 and 2009

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2008	2009	2009	2010	2010

Assays and testing	$1,985,888	$23,918	$2,009,806	$9,949	$2,019,755
Claims renewal /Staking	416,202	5,318	421,520	12,187	433,707
Drilling	12,408,714	18,393	12,427,107	61,860	12,488,967
Environmental studies	1,010,853	130,404	1,141,257	40,536	1,181,793
Exploration data management	804,085	82,724	886,809	11,725	898,534
First Nations	21,835	73,109	94,944	71,500	166,444
Geochemistry	100,956	24	100,980	-	100,980
Geological services	5,523,668	1,013,182	6,536,850	859,396	7,396,246
Geophysical services	686,783	15,300	702,083	-	702,083
Metallurgy	1,632,672	816,035	2,448,707	683,910	3,132,617
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,136,136	107,116	1,243,252	79,150	1,322,402
Transportation	2,161,958	169,312	2,331,270	122,624	2,453,894
Property impairment	(112,820)	(6,527)	(119,347)		(119,347)
BC refundable mining tax credits	(2,549,624)	920,514	(1,629,110)	(108,162)	(1,737,272)
Federal non-refundable mining tax credits	(605,284)	180,712	(424,572)	(44,137)	(468,709)

	$24,771,994	$3,549,534	$28,321,528	$1,800,538	$30,122,066

Item 19           Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*

Section 906 Certifications

13.1	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Mark Jarvis*

13.2	Section 906 Certification under Sarbanes-Oxley Act of 2002 for Brian Fiddler*

15.	Additional Exhibits

15.1	Consent of Ronald G. Simpson*

15.2	Consent of N.C. Carter*

15.3	Consent of Neil Froc*

15.4	Consent of Tony Hitchins*

15.5	Code of Ethics(2)

*Filed herewith.

(1)	Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.
(2)	Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.

(Signature page follows)

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HARD CREEK NICKEL CORPORATION

/s/ Brian Fiddler
Brian Fiddler
Chief Financial Officer
Date: June 27, 2011