Form 20-F
period 2011-12-31
HARD CREEK NICKEL CORP
filed 2012-05-25
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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

77,330,160 Common Shares without par value issued and outstanding as at December 31, 2011.

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
[X] YES     [   ] NO

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
Large accelerated filer [   ]     Accelerated filer [   ]     Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [   ]                                                                          Other [   ]

International Financial Reporting Standards as issued by the International Accounting Standards Board [ X]

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.
[   ] ITEM 17     [   ] ITEM 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
[   ] YES     [X] NO

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled “Risk Factors” on page 10. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms “we”, “us”, “our” and “Hard Creek” mean Hard Creek Nickel Corporation, unless otherwise indicated.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral resource estimates included in this Annual Report on Form 20-F have been prepared in accordance with Canadian National Instrument 43-101 – Standards of Disclosure for Mineral Projects (“NI 43-101”), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves (“CIM Definition Standards”). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the “SEC”), and reserve and resource information contained in this Annual Report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term “resource” does not equate to the term “reserves”. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC’s disclosure standards normally do not permit the inclusion of information concerning “measured mineral resources”, “indicated mineral resources” or “inferred mineral resources” or other descriptions of the amount of mineralization in mineral deposits that do not constitute “reserves” by U.S. standards in documents filed with the SEC. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an “inferred mineral resource” will ever be upgraded to a higher category. Under Canadian rules, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an “inferred mineral resource” exists or is economically or legally mineable. Disclosure of “contained ounces” in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute “reserves” by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of “reserves” are also not the same as those of the SEC, and reserves reported by our company in compliance with NI 43-101 may not qualify as “reserves” under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. A “tonne” is one metric ton or 2204.6 pounds.

FIRST TIME APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS and all prior period amounts have been reclassified to conform with IFRS. These are the Company’s first consolidated financial statements prepared in accordance with IFRSs and IFRS 1 First-time Adoption of International Financial Reporting Standards has been applied. Please note that our prior annual financial statements were prepared in accordance with Canadian generally accepted accounting principles, which may not be comparable to IFRS. Please refer to Note 13 of our annual financial statements included herein for a discussion on the impact of our transition from Canadian generally accepted accounting principles to IFRS.

Item 1           Identity of Directors, Senior Management and Advisers

Not required.

Item 2           Offer Statistics and Expected Timetable

Not required.

Item 3           Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the two fiscal years ended December 31, 2011 and 2010. The information presented below for the two year period ended December 31, 2011 and 2010 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Hard Creek Nickel Corporation
Selected Financial Data in accordance with IFRS for the years 2011 and 2010
(Expressed in Canadian Dollars)

		2011	2010
Net operating revenues		$0	0

Loss from continued operations		$0	0
Income from discontinued operations	$	N/a	N/a
Net loss		$(1,630,653)	(1,220,100)
Comprehensive loss		$(1,630,653)	(1,220,100)

Loss per share from continued operations		$(0.02)	(0.02)
Income per share from discontinued operations	$	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a

Share capital		$47,749,579	47,422,414
Common shares issued		77,330,160	76,545,052
Weighted average shares outstanding		77,161,144	64,947,151

Total assets		$33,254,766	34,042,450
Net assets (liabilities)		$32,618,138	33,313,543

Convertible debentures(current and long term portions)	$	N/a	N/a

Cash dividends declared per common share		$0	0

Exchange rates (Cdn$ to U.S.$) period average		$1.0110	0.9709

Exchange rates (CDN$ to U.S.$) for most recent six
months	Period High	Period Low
November 2011	$0.9785	0.9711
December 2011	$0.9807	0.9733
January 2012	$0.9902	0.9841
February 2012	$1.0050	1.0003
March 2012	$1.0085	1.0037
April 2012	$1.0197	0.9961
Exchange rate (CDN$ to U.S.$) May 17, 2012	$0.9839

Hard Creek Nickel Corporation
Selected Financial Data in accordance with CDN GAAP for the years 2010 - 2007
(Expressed in Canadian Dollars)

CDN GAAP	2010 Audited	2009 Audited	2008 Audited	2007 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL
Net Loss	$1,219,520	$1,477,538	$1,958,267	$1,778,211
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$15,535,709	$14,316,189	$12,838,651	$10,880,384
Depreciation	$13,725	$24,389	$20,860	$14,528
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141	$2,852,726
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,429	$7,110,558
Other Income	$244,526	($239,100 )	$565,874	$1,074,515
Basic and Diluted Net Loss per Share	$0.02	$0.02	$0.03	$0.03
Assets	$33,941,040	$30,920,228	$31,637,006	$33,846,521
Current Assets	$3,411,615	$2,176,886	$6,429,027	$11,529,201
Capital Stock	$43,399,177	$39,562,338	$39,562,338	$39,434,113
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares
Basic and Diluted Net Loss per Common Share	$0.02	$0.02	$0.03	$0.03
Cash Dividends per Common Share	NIL	NIL	NIL	NIL

US GAAP	2010 Audited	2009 Audited	2008 Audited	2007 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL
Net Loss	$3,020,058	$5,027,072	$4,830,696	$10,974,654
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$48,378,500	$45,358,442	$40,331,370	$35,500,674
Depreciation	$13,725	$24,389	$20,860	$14,528
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141	$2,852,726
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,430	$7,182,030
Other Income	$244,526	($239,100 )	$565,874	($939,898)
Basic and Diluted Net Loss per Share	$0.05	$0.08	$0.08	$0.18
Assets	$3,639,474	$2,419,200	$6,685,512	$11,767,456
Current Assets	$3,411,615	$2,176,886	$6,429,027	$11,529,201
Capital Stock	$43,399,177	$39,562,338	$39,562,338	$41,448,526
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares
Basic and Diluted Net Loss per Common Share	$0.05	$0.08	$0.08	$0.18
Cash Dividends per Common Share	NIL	NIL	NIL	NIL

B.           Capitalization and Indebtedness

Not required.

C.           Reasons for the Offer and Use of Proceeds

Not required.

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

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this annual report in evaluating our company and our business before purchasing shares of our company’s common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

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

The business of exploring for minerals and mining involves a high degree of risk. Few properties that are explored are ultimately developed into producing, profitable mines. In developing its mineral deposits, the Company will be subjected to an array of complex economic factors and accordingly there is no assurance that a positive feasibility study or any projected results contained in a feasibility study of a mineral deposit will be attained. Additional potential problems that may prevent us from discovering any reserves of minerals on our property include, but are not limited to, unanticipated problems relating to exploration and additional costs and expenses that may exceed current estimates. Most of these factors are beyond our control, and any of them could increase costs and make extraction of any identified mineral resource unprofitable. For further information please refer to our report in compliance with National Instrument 43-101 entitled "Turnagain Project Preliminary Economic Assessment" dated December 2, 2011 located on our website www.hardcreek.com under the heading "Projects".

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

Our competition includes large established mining companies with substantial capabilities and with greater financial and technical resources than we have. As a result of this competition, we may have to compete for financing and we may be unable to acquire financing on terms we consider acceptable. Our competition could adversely affect our ability to acquire suitable prospects for exploration in the future. We may also have to compete with the other mining companies in the recruitment and retention of qualified managerial and technical employees. If we are unable to successfully compete for financing, mineral properties or qualified employees, we will likely have to cease operations. If we are unable to successfully compete for the acquisition of suitable prospects or interest for exploration in the future, we will not acquire any interest in additional mineral resource properties and have no further chance of discovering minerals. The occurrence of any of these things would likely cause us to cease operations and investors would lose their entire investment in our company.

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

We are not aware of any existing environmental liability associated with any of our exploration properties but if such liability should arise, we may incur costs, which would reduce the amount of money we have available to spend on exploration and could cause our company to suspend operations. Our potential exposure to liability for environmental damage is high and we have no reserves established to pay for such liability. If we are found to be liable for a large amount of environmental damage, we are likely to cease operations. If that happens, investors are likely to lose all of their investment in our company.

Please see the section entitled “Governmental Regulations” on page 18 of this annual report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $236,530, current recoverable taxes of $47,134 and non- current recoverable taxes of $237,220 as of December 31, 2011. We estimate our average monthly operating expenses to be approximately $100,000. As a result, we need to generate significant revenues from our operations or obtain financing. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2012, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we do not have sufficient funds for the 12 month period ending December 31, 2012, and need to raise further capital very soon in the approximate amount of $2,000,000 to $10,000,000. We do not currently have any arrangements for financing and we may not be able to find such financing if required. We cannot be sure that additional funding will be available to us for further exploration and development of our projects or to fulfill our obligations under any applicable agreements. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them , which may discourage suits against directors or officers for breaches of fiduciary duties even though such suits, if successful, could benefit our company and our shareholders.

Our Articles of Incorporation contain provisions limiting the liability of our officers and directors for their acts, receipts, neglects or defaults and for any other loss, damage or expense incurred by our company which occurs in the execution of the duties of such officers or directors, unless the officers or directors did not act honestly and in good faith with a view to the best interests of our company. Such limitations on liability may reduce the likelihood of derivative litigation against our officers and directors and may discourage or deter our shareholders from suing our officers and directors based upon breaches of their duties to our company, though such an action, if successful, might otherwise benefit our company and our shareholders.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at May 17, 2012, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 15,340,833 of our common shares which, if exercised, would represent approximately 16 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

We do not expect to declare or pay any dividends for the foreseeable future, so investors will realize a return on their investment only if the price of shares of our stock increases. There are no guarantees that this will ever happen and investors may lose their entire investment in our company.

We have not declared or paid any dividends on our Common Shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Therefore, investors will only realize a return on their investment if the price of our stock increases. There are no guarantees that will ever happen and investors may never realize a return on their investment in our company and may lose their entire investment.

All of our directors, officers and control persons live outside of the U.S. and. investors may not be able to enforce their civil liabilities against us, our directors officers or control persons. Therefore, investors may be discouraged from bringing suits against our directors and officers or may be unsuccessful even if they bring such suits. Suits against directors or officers for breaches of fiduciary duties may be discouraged, even though such suits, if successful, could benefit our company and our shareholders.

It may be difficult to bring and enforce suits against us or our directors, officers and control persons. We were incorporated under the Company Act (British Columbia) and transitioned under the Business Corporations Act (British Columbia) in June of 2004. All of our directors and officers are residents of countries other than the United States and all of our assets are located outside of the United States. Consequently, there is a risk that Canadian courts may not enforce the judgments of U.S. courts or enforce, in an original action, liabilities predicated on the U.S. federal laws directly. Therefore, investors may be discouraged from bringing suits or may be unsuccessful even if they do try.

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

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of CAN$1,000,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty on possible future production. We have the right to pay out the net smelter royalty by paying CAN$1,000,000 for each 1% of the royalty. To pay out the entire 4% royalty, we would be required to pay CAN$4,000,000.

On November 28, 2002, we entered into an agreement with John Schussler and Ernie Hatzl to acquire an additional 34 mineral claims, adjacent to the Turnagain Property, Laird Mining Division, British Columbia, in exchange for an aggregate total of 100,000 common shares.

Between November, 2003 and March, 2005 we staked additional claims, enlarging the Turnagain property from 3,700 hectares to approximately 27,500 hectares. With claim conversions in April 2005 and November 2007, and additional staking in 2009, the Turnagain property now covers 33,220 hectares.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2011, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure from January 1, 2009 to December 31, 2011 was CDN$7,300,000.

As of December 31, 2011, we had approximately $57,000 in working capital, which is not sufficient to cover our operating costs for the next twelve months at $100,000 per month plus our anticipated 2012 exploration program of approximately $1,000,000.

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

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own six very early stage, mineral properties in British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties.

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

Principal Market

We do not currently have any market, as we have not yet identified any mineral resource on any of our properties that is of a commercially exploitable quantity. If we succeed in identifying a mineral resource in commercially exploitable quantities, our principal markets would consist of metals refineries and base metal traders and dealers.

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

Competitive Conditions

The mineral exploration industry is highly competitive. We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees. We compete for qualified employees with Vancouver based companies, including Hunter Dickenson Inc., Equity Engineering and Ivanhoe Mines, and international mining companies, including Billiton-BHP, Rio Tinto and Anglo American, among others.

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

We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work programs. The Company has posted $337,900 in total reclamation bonds towards the reclamation of existing exploration drill sites and access roads on the Turnagain property. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

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

We are not aware of any existing environmental liability associated with any of our exploration properties but if such liability should arise, we may incur substantial costs, which would reduce the amount of money we have to spend on exploration and could cause us to cease operations. Our potential exposure to liability for environmental damage is high and we have no reserves established to pay for such liability. If we are found to be liable for a large amount of environmental damage, we are likely to have to cease operations.

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

The company has 100% interest in a number of mineral exploration properties located in British Columbia, the Turnagain is presently the only material exploration property and is described below.

Our executive office is located at 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada. The Company leases the 2,500 square feet of space for $120,000 per year and the lease expires on September 30, 2016. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has recently rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical testwork. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical testwork. We rent this facility for $1,800 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $105,000 located at our Vancouver Office and our camp at the Turnagain property. We lease a photocopier at the rate of $700 per three months. Satellite internet and telephone service at our camp at the Turnagain property costs $150 per month.

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

2) Technical Report and Mineral Resource Estimate prepared by Ronald G. Simpson, P.Geo, dated March 29, 2007, and prepared in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

3) Turnagain Project, Hard Creek Nickel Corporation, Preliminary Economic Assessment dated December 2, 2011 and prepared by A. Riles, MAIG and M. Molavi, P.Eng. both of AMC Mining Consultants (Canada) Ltd., Ronald G. Simpson, P.Geo. of Geosim Services Inc., Daniel Friedman, P.Eng. of Knight Piesold Ltd., Robert Fong, P.Eng. of Moose Mountain Technical Services, John G. Reid of Reid Resource Consulting Pty. Ltd. and Graham McTavish, P.Eng. of Valard Construction in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

The Technical Reports were used as supporting documentation and were filed with the British Columbia Securities Commission, the United States Securities and Exchange Commission and the TSX Venture Exchange. Dr. Carter, A. Riles, M. Molavi, Ronald G. Simpson, Daniel Friedman, Robert Fong, John G. Reid and Graham McTavish are “qualified persons” as the term is defined under National Instrument 43-101.

Exploration data collected during the 2003 to 2011 exploration programs was completed under the supervision of Neil Froc, P. Eng., and Tony Hitchins, M.Sc., both employees of Hard Creek Nickel Corporation.

Location and Accessibility

The Turnagain Property consists of 57 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1350 km north-northwest of Vancouver. The maps above indicate where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area.

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

Description of Claims

Our Turnagain Property consists of 57 neighboring mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry dates for the 57 claims in the Turnagain property as of May 17, 2012.

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

In December 2011, the Company received the Turnagain Project Preliminary Economic Assessment (“PEA”) prepared by AMC Mining Consultants (Canada) Ltd. The complete PEA was filed on SEDAR on December 5, 2011, this technical report is also available on the Company's website www.hardcreek.com under the heading "Projects".

The study, authored by AMC Mining Consultants (Canada) Ltd., recommends the project be built as an open pit mine and mill processing 43,200 tonnes per day (tpd) for the first five years producing 52.72 million pounds of nickel and 2.82 million pounds of cobalt in concentrate annually. This is followed by an expansion to 86,000 tpd for the next sixteen years producing 97.87 million pounds of nickel and 5.36 million pounds of cobalt in concentrate annually.

A focused metallurgical program, initiated by our company in 2010, improved the metallurgy of the project resulting in the ability to produce a saleable 18% nickel concentrate using a simple flow sheet and readily available reagents. Our company believes, this will allow the project to move forward without the higher technical risk and larger capital previously required for the construction of a refinery at site. We believe the recent approval of the construction of the Northwest Transmission Line from Terrace to Bob Quinn has facilitated the supply of reliable and competitively priced electrical power within 245 kms of the Turnagain Project. Imperial Metals anticipates being able to connect their Red Chris Project to the Northwest Transmission Line at the Bob Quinn hydro station by early 2014. This is the same time as the completion of the line to Bob Quinn is expected. We expect the completion of the Red Chris section will bring electrical power with 150kms of the Turnagain Project. Provincial and Federal environmental approvals for the Red Chris project have been received and Mine Act permitting through the Northwest Mine Development Review Committee is underway.

KEY DATA

Initial Capital Investment		US $1,357 million
Expansion Capital in Year 5		US $492 million
Payback period*		7.3 years
Mill operation		27.2 years

IRR pre-tax* (100% equity)		15.9%
IRR after-tax* (100% equity)		13.5%

NPV pre-tax* (8% discount)		US $1,295 million
NPV after-tax* (8% discount)		US $724 million

Mill throughput	Year 1-5	43,400 tonnes per day
	Year 6-21	84,600 tonnes per day

Mill feed grade	Year 1-5	0.261% Ni, 0.014% Co
	Year 6-21	0.246% Ni, 0.013% Co

Pit Resource	Measured	206 million tonnes, 0.231% Ni, 0.014% Co
	Indicated	356 million tonnes, 0.226% Ni, 0.013% Co
	Inferred	201 million tonnes, 0.235% Ni, 0.013% Co

* Based on:	Nickel Price: US $8.50 per lb.
Cobalt Price: US $14.00 per lb.
Exchange Rate: 0.95 US$/CAN$

This PEA includes the use of inferred mineral resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorized as mineral reserves. The study is preliminary in nature and there is no assurance the mining, metal production, or cash flow scenarios outlined in this report would ever be realized. Mineral resources are not mineral reserves and do not have demonstrated economic viability.

FINANCIAL VALUATION

The PEA indicates the economic returns from the project justify further development of the Turnagain project and recommendations have been made to our company to proceed to pre-feasibility level.

The financial results of the assessment (“Base Case”) were developed using commodity prices of US $8.50/lb. of nickel and US $14.00/lb. of cobalt, an exchange rate of 0.95 US$/CAN$ and a discount rate of 8.0% . The nickel price was considered reasonable given the spot price of nickel on October 14, 2011 was US $8.63/lb. , the LME three-year historical rolling average prices as of the end of September 2011 is US $8.70/lb. , and our metal market analyst projects a long term price of US $9.50/lb.

The Base Case with +/- nickel price scenario is presented as follows:

	-	Base Case	+

Nickel (US$/lb)	7.50	8.50	9.50
Exchange Rate (US$/CAN$)	0.90	0.95	1.00

Pre-Tax
IRR (100% equity)	13.2%	15.9%	18.34%
NPV ( 5% discount, US$ million)	1,628	2,383	3,138
( 8% discount, US$ million)	777	1,295	1,807
(10% discount, US$ million)	405	813	1,220

After-Tax
IRR (100% equity)	11.2%	13.5%	15.6%
NPV ( 5% discount, US$ million)	1,001	1,490	1,978
( 8% discount, US$ million)	388	724	1,059
(10% discount, US$ million)	122	390	654

Payback Period (years)	8.3	7.34	6.8

Smelter Netback (%)	70.3	72.4	74.1

Net Smelter Return (US$/t milled)
Years 1-5	18.59	21.59	24.59
Years 6-21	17.36	20.18	22.99
LOM	15.89	18.46	21.03

Nickel C1* Cash Cost (US$/lb)
Years 1-5	4.09	4.23	4.38
Years 6-21	4.05	4.20	4.35
LOM	4.11	4.26	4.41

* The C1 operating cost is defined as the cash cost incurred at each processing stage, from mining through to payable nickel metal delivered to market, net of by-product credits (cobalt).

CAPITAL AND OPERATING COSTS

The total initial capital investment in the project is estimated to be US $1.32 billion, which represents the total direct and indirect costs, including associated infrastructure, power transmission line, and contingencies. The Base Case presented in the PEA is designed for increased production in year six which requires expansion in year five. The following table shows the initial and expansion capital distributed between the various project components.

(US $millions)	Initial	Expansion	Total LOM
		(Year 5)

Mine	244	68	406
Processing	986	406	1,392
Other & Sustaining	95	18	478
Working Capital	32	0	32
Total Capital	$1,357	$492	$2,308

The mine site operating costs are presented below for the initial five years, after expansion (from Year 6 to 21) and the life of mine (“LOM”) as US$/tonne ore.

		(US$/tonne ore)
	Year 1-5	Year 6-21	LOM

Mining	3.11	3.11	2.52
Processing (incl. Tailings)	4.69	4.38	4.44
General and Administration	0.57	0.29	0.33
Total Operating Cost	$8.37	$7.78	$7.29

MINERAL RESOURCES

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured :	227,379,000 tonnes @ 0.22% Ni and 0.014% Co
Indicated :	638,103,000 tonnes @ 0.21% Ni and 0.013% Co
Inferred :	976,295,000 tonnes @ 0.20% Ni and 0.013% Co

The plan provided in the PEA limits the pit mining to 21 years with milling of the stockpiles for several additional years for a total mine life of 27.2 years. The PEA base case in-pit mined resource consist of 206 million tonnes of measured resource at 0.231% Ni, 0.014% Co, 356 million tonnes of indicated resource at 0.226% Ni, 0.013% Co,and 201 million tonnes of inferred resource at 0.235% Ni, 0.013% Co.

Additional in-pit resource potential exists beyond the PEA base case limits consisting of 21 million tonnes of measured resource at 0.196% Ni and 0.012% Co, 117 million tonnes of indicated resource at 0.195% Ni and 0.012% Co and 361 million tonnes of inferred resource at 0.214% Ni and 0.012% Co.

DEVELOPMENT PLAN

The PEA evaluates the development of the Turnagain deposit by conventional open-pit methods with trucks and shovels. The PEA recommends that the deposit be mined in phases. An elevated cut-off Net Smelter Return (“NSR”) will be employed in the initial production years to enhance the economics of the project. Low NSR grade material below the initial cut-off will be sent to low grade stockpiles and later blended with “run of mine” feed or processed near the end of mine life. Ore will be processed using a conventional concentrator to produce nickel-cobalt concentrate.

Key metrics for mining and processing are shown below:

	Year 1-5	Year 6-21	Total LOM

Strip Ratio	0.74	0.83	0.82

Annual Throughput (Mtonnes)	15.8	31.3	28.1

Annual Mill Feed Grade
Nickel (%)	0.261	0.246	0.230
Cobalt (%)	0.014	0.013	0.013

Annual Recoveries
Nickel (%)	58.0	57.7	56.4
Cobalt (%)	58.0	57.7	56.4

Annual Metal Production
Nickel (lbs x 1000)	52,717	97,871
Cobalt (lbs x 1000)	2,822	5,363

Concentrate Production
Ni (%)	18.0	18.0
Co (%)	0.96	0.99
Dry (tonnes)	132,846	246,663

Metal Production (lbs x 1000)
Nickel (lbs x 1000)			2,181,552
Cobalt (lbs x 1000)			123,181

Total Concentrate Production (Dry tonnes)			5,497,474

OPPORTUNITIES

The economics of the PEA do not take into account opportunities for future improvement based on:

  Varying the mill throughput. Two scenarios were reviewed in addition to the Base Case presented. They include Scenario 1 with no increased throughput in Year 6 and Scenario 2 starting with increased throughput in Year 1. The comparisons of the scenarios with the Base Case is shown in the table below

FINANCIAL COMPARISON OF SCENARIOS

	Initial capital	Pretax PV8		Pretax	Payback	LOM
	(Billion $US)	(Billion $US)	IRR	(yr)	(yr)

Base Case	1.36	1.29		15.9%	7.34	27.2

Scenario 1	1.20	0.73		13.5%	6.9	49.5

Scenario 2	1.84	1.57		17.7%	5.1	24.7

Base Case includes US $492 million additional capital in Year 5 for expansion in Year 6

Scenario 1 at constant 15.9 Mtpa
Scenario 2 at constant 31.3 Mtpa
Scenarios 1 and 2 are estimates (not developed to same level of accuracy as the Base Case)

Other opportunities include:

  Potential for payable platinum and palladium in the concentrate
  Improved metallurgical performance
  Increased mine life with existing defined resource and Hatzl area resource
  Optimization of tailings storage facility construction
  Additional resource potential for both nickel/cobalt and platinum/palladium within the Turnagain ultramafic complex
  Third party ownership/operation of the transmission line
  Financing of the proposed interconnection fee tariffs over five years
  Shared access development cost

Recommendations

Based on the findings of the PEA, it has been concluded in the PEA that the project is potentially mineable and recommendations are made in the PEA for our company to proceed to pre-feasibility level.

Item 5           Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included herein (see also "Selected Financial Data"). The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”).

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

Year Ended December 31, 2011 Compared to Year Ended December 31, 2010

General and Administrative - During fiscal 2011, our company incurred a net loss of $1,630,653 ($0.02 per share) compared to a net loss of $1,220,100 ($0.02 per share) in fiscal 2010. Administrative expenses for 2011 were $1,648,655, up from $1,464,046 in the prior year. Total administrative expenses includes two non-cash expenses. The first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life. These amounts were $12,521 and $13,725 in 2011 and 2010, respectively. The second non-cash expense is stock-based remuneration to recognize the fair value of stock options granted and vested. These amounts were $531,004 and $365,144 in 2011 and 2010, respectively. Excluding these items, total 2011 administrative expenses were $1,105,130, up from $1,085,177 in 2010. Consulting expenses in 2011 were $16,500 (2010: $750), an increase of $15,750 primarily from corporate and translation services provided in Germany. Investor relations expenses in 2011 were $265,147 (2010: $230,011), an increase of $35,136 or 15% due primarily from the participation in a one year contract with a business television program designed to provide exposure of the Company’s Turnagain project. Legal and audit expenses in 2011 were $61,404 (2010: $86,598), a decrease of $25,194 or 29% primarily from the reduction in legal costs incurred for the Notice of Objection appeal filed against the Canada Revenue Agency regarding the provincial refundable mining tax credit dispute as well as the reduction in costs incurred for First Nations affairs. Salaries and benefits in 2011 were $9,410 (2010: $17,250), a decrease of $7,840 or 45% as a result of reduced administrative support. In general, there were no other areas with significant increases or decreases compared to the previous year. Office and general expenses were up 5%, travel and promotion expenses were down 5% and management fees were down 2%. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $92,000 per month compared to $91,000 per month in 2010. During 2011, the Company earned $18,024 from interest income (2010: $51,175), a decrease of $33,151 or 65% primarily from interest received in 2010 from the Canada Revenue Agency for the British Columbia Mining Exploration Tax Credit refund of $1,159,383 for taxation years 2002 - 2008. The Company had deferred income tax expense of $22 for 2011 compared to deferred income tax recovery of $197,502 in 2010, a difference of $197,524 primarily from the expected recovery of income taxes from the 2011 net loss before income taxes of $1,630,631 and expired non capital losses.

Exploration - During the year ended December 31, 2011, the Company incurred deferred exploration costs of $2,025,652 on the Turnagain property (2010: $1,952,837). This $72,815 increase in deferred exploration costs was primarily the result of the Company's focus on the geological and mineralization model refinement and metallurgical test work and updating the AMC Mining Consultants (Canada) Ltd PEA which was released in October 2011 and filed on SEDAR on December 5, 2011.

B.           Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2011 consolidated financial statements have been prepared in accordance with IFRS.

As at December 31, 2011, our company had accumulated losses totaling $20,923,418 and a working capital of $57,007. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2011 the Company had cash of $236,530 and working capital of $57,007.

As of May 17, 2012, we had approximately $124,000 in cash and $26,000 in current recoverable taxes, which is not sufficient to cover our operating costs for fiscal year 2012 at an estimated $100,000 per month plus $1,000,000 budgeted for the 2012 exploration program. Our company will need to raise additional funds through further equity issuances or loans.

The Company’s treasury policies are to receive cash in advance of any issuance of commons shares through private placements or the exercise of share purchase warrants or stock options, issue the common shares in a timely manner and invest any excess cash in an interest bearing redeemable term deposit. These treasury policies are controlled by the board of directors and reviewed by the audit committee on an annual basis.

All cash and cash equivalents are held in Canadian dollars.

C.           Research and Development, Patents and Licenses, etc.

Not applicable.

D.           Trend Information

Since the company is a mineral exploration company, we do not currently know of any trends, uncertainties, demands, commitments or events that are reasonably likely to have a material effect on our net sales or revenue, income from continuing operations, profitability, liquidity or capital resources, or that would cause reported financial information not necessarily to be indicative of future operating results or financial condition.

E.           Off-Balance Sheet Arrangements

Not applicable.

F.           Tabular Disclosure of Contractual Obligations

Not applicable.

Critical Accounting Policies and Estimates

Basis of preparation and accounting policies

Our company has prepared its consolidated financial statements in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS, International Accounting Standards (“IAS’s”), and interpretations issued by the IFRS Interpretations Committee (“IFRIC’s”) and the former Standing Interpretations Committee (“SIC’s”). Our company adopted IFRS in accordance with IFRS 1 – First-time Adoption of International Financial Reporting Standards (“IFRS 1”) with a transition date of January 1, 2010. The consolidated financial statements have been prepared in accordance with IFRS standards and interpretations effective as of December 31, 2011. Note 2 to the consolidated financial statements for the year ended December 31, 2011 provides details of significant accounting policies and accounting policy decisions as a result of IFRS 1 optional exemptions, for significant or potentially significant areas that have had an impact on our company’s financial statements on transition to IFRS or may have an impact in future periods.

There were no changes to the accounting policies applied by our company to each of the 2011 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2011.

Critical Accounting Estimates

The preparation of financial statements requires management to make certain judgments and estimates. Changes in these judgments and estimates could have a material impact on our reported financial result and financial condition.

Our company makes estimates and assumptions about the future that affect the reported amounts of assets and liabilities. Estimates and judgments are continually evaluated based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. In the future, actual experience may differ from these estimates and assumptions.

Determination of exploration and evaluation assets reserves and exploration and evaluation assets estimates

The required process of estimating reserves of exploration and evaluation assets is critical to several accounting estimates that appear in our financial disclosures. It requires significant judgments based on available geological, geophysical, engineering and economic data. These estimates may change substantially as data from ongoing development and production activities becomes available, and as economic conditions impacting oil and natural gas prices, operating costs, and royalty burdens change. Reserve estimates impact net income through depletion and the application of an impairment test. Revisions or changes in the reserve estimates can have either a positive or negative impact on net income.

Deferred tax assets and liabilities

Significant judgment is required in determining the provision for income taxes. There are many transactions and calculations undertaken during the ordinary course of business for which the ultimate tax determination is uncertain. We recognize liabilities and contingencies for anticipated tax audit issues based on our current understanding of the tax law. For matters where it is probable that an adjustment will be made, we record our best estimate of the tax liability including the related interest and penalties in the current tax provision. We believe we have adequately provided for the probable outcome of these matters; however, the final outcome may result in a materially different outcome than the amount included in the tax liabilities.

Determination of the fair value of share-based compensation

We measure the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model including the expected life of the share option, volatility and dividend yield and making assumptions about them.

Transition to International Financial Reporting Standards

On January 1, 2011 the Canadian Accounting Standards Board replaced Canadian GAAP with IFRS for publically accountable enterprises, with a transition date of January 1, 2010, due to requirement to present comparative financial information. IFRS represents standards and interpretations approved by the IASB and are comprised of IFRS’s, IAS’s, IFRIC’s and the former SIC’s.

Note 13 to the financial statements for the year ended December 31, 2011 provides details of key Canadian GAAP to IFRS differences, accounting policy decisions and IFRS 1, optional exemptions for significant or potentially significant areas that have had an impact on our company’s financial statements on transition to IFRS or may have an impact in future periods.

Our company completed its conversion from Canadian GAAP to IFRS through a transition plan that involved scoping and planning, an assessment of differences, implementation and post-implementation. The post-implementation phase involves the maintenance of IFRS-compliant financial data and processes for 2011 and the future.

The conversion from Canadian GAAP to IFRS has resulted in changes to our company’s accounting policies, financial reporting processes, incremental controls relating to the conversion process and additional training requirements. The conversion did not have any impact on our company’s key internal performance ratios or compensation plans.

Post-Implementation

The post-implementation phase will involve continuous monitoring of changes in IFRS in future periods. It has been noted that the standard-setting bodies that determine IFRS have significant ongoing projects that could impact the IFRS accounting policies that our company has selected. In particular, there may be additional new or revised IFRSs or IFRICs in relation to consolidation, financial instruments, leases, revenue recognition and stripping costs in the production phase of a surface mine. The IASB is also currently working on an extractive industries project, which could significantly impact the financial statements of our company primarily in the areas of capitalization of exploration costs and disclosures. Processes are in place to ensure that potential changes are monitored and evaluated. The impact of any new IFRSs and IFRIC Interpretations will be evaluated as they are drafted and published.

Future Accounting Changes

IFRS 9, Financial Instruments (“IFRS 9”) was issued in November 2009 and contained requirements for financial assets. This standard addresses classification and measurement of financial assets and replaces mulitiple category and measurement models in IAS 39 for debt instruments with a new mixed measurement model having only two categories: amortized cost and FVTPL. IFRS 9 also replaces the models for measuring equity instruments, and such investments are either recognised at FVTPL or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognised in profit or loss to the extent not clearly representing a return of investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely.

Requirements for financial liabilities were added in October 2010 and they largely carried forward existing requirements in IAS 39, Financial Instruments – Recognition and Measurement, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in other comprehensive income.

This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

On May 12, 2011 the IASB issued the following statements, which may be applicable to our company:

i.	IFRS 10, Consolidation (“IFRS 10”) (see further details below)
ii.	IFRS 11, Joint Arrangements (“IFRS 11”) ( see further details below)
iii.	IFRS 12, Disclosures of Interests with Other Entities (“IFRS 12”) (see further details below)
iv.	IFRS 13, Fair value Measurement (“IFRS 13”)
v.	IAS 1, Presentation of Financial Statements (“IAS 1”)

Each of these standards has an effective date for annual periods beginning on or after January 1, 2013, early adoption of any of these standards is permitted only if the other standards are also adopted early.

i.

IFRS 10 establishes control as the single basis for consolidation of entities, regardless of the nature of the investee. An entity has control over an investee when it has power over it; it is exposed, or has the rights, to variable returns from its involvement with the investee; and has the ability to use its power over the investee to affect those returns. IFRS 10 replaces IAS 27’s guidance that addresses when and how an investor should prepare consolidated financial statements and replaces all of SIC-12. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

ii.

IFRS 11 requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. A joint operation is a joint arrangement whereby the parties that have joint control have rights to the assets and the obligations for the liabilities. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement. The determination whether a joint arrangement constitutes a joint operation or a joint venture is based on the parties’ rights and responsibilities under the arrangement and thus the existence of a separate legal vehicle is no longer the main factor in making such determination. Joint ventures will be accounted for using the equity method of accounting thereby eliminating the option available under existing IFRS to use either the proportionate consolidation method or the equity method. Joint operations are accounted for by a venturer by recognizing its share of the assets, liabilities, revenues and expenses of the joint operation. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iii.

IFRS 12 sets out the required disclosures relating to an entity’s interest in subsidiaries, joint arrangements, associates and unconsolidated structured entities. An entity is required to disclose information that enable users of its financial statements to assess the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial statements. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

iv.

IFRS 13 Fair Value Measurement (“IFRS 13”) was issued on May 12, 2011 and establishes a single framework for measuring fair value where it is required by other standards. IFRS 13 applies to all transactions (whether financial or non-financial) for which IFRS requires or permits fair value measurements, with the exception of share-based payment transactions accounted for under IFRS 2 Share-based Payment and leasing transactions within the scope of IAS 12 Leases, and measurements that have some similarities to fair value but are not fair value such as net realisable value under IAS 2 Inventories or value in use under IAS 36 Impairment of assets. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e. an exit price). This standard is required to be applied for accounting periods beginning on or after January 1, 2013, with earlier adoption permitted. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early

v.

IAS 1 (“IAS 1”) Presentation of Financial Statements requires an entity to group items presented in the statement of other comprehensive income on the basis of whether they may be reclassified to profit or loss subsequent to initial recognition, as of January 1, 2012. For those items presented before tax, the amendments to IAS 1 also require that the tax related to the two separate groups be presented separately. Our company does not expect a material impact as a result of the amendment.

On June 16, 2011 the IASB issued Presentation of Items of Other Comprehensive Income (amendments to IAS 1, Presentation of Financial statements). The amendments require the grouping of items presented in other comprehensive income into items that might be reclassified to profit or loss in subsequent periods and items that will not be reclassified to profit or loss in subsequent periods. The amendments are effective for annual periods beginning on or after July 1, 2012, with full retrospective application. Our company has not yet assessed the impact of the standard or determined whether it will adopt the standard early.

Item 6           Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 57

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

George Sookochoff Director Age: 60	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 66	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.

Lyle Davis Director Age: 56

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. As a non- executive director, Mr. Davis is responsible for the corporate governance of our company.

Gary Johnson Director Age: 55	Mr. Johnson has been a director of our company since June 2010. As a non- executive director, Mr. Johnson is responsible for the corporate governance of our company.
Cliff Carson Director Age: 63	Mr. Carson has been a director of our company since May 2011. As a non- executive director, Mr. Carson is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 50

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Neil Froc Executive Vice President Age: 50

Mr. Froc was appointed as our executive vice president in June 2006. As Executive Vice President, Mr. Froc is responsible for responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.

Leslie Young Corporate Secretary Age: 53

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

B.           Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2011:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen -sation ($)	Total Compen -sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2011	$102,000	Nil	115,905	Nil	Nil	Nil	Nil	$217,905
George Sookochoff Director	2011	$8,000	Nil	14,489	Nil	Nil	Nil	Nil	$22,489
Tom Milner Director	2011	$36,000	Nil	Nil	Nil	Nil	Nil	Nil	$36,000
Lyle Davis Director	2011	$8,000	Nil	14,489	Nil	Nil	Nil	Nil	$22,489
Gary Johnson Director	2011	$67,050	Nil	88,343	Nil	Nil	Nil	Nil	$155,393
Cliff Carson Director	2011	$6,000	Nil	216,074	Nil	Nil	Nil	Nil	$222,074
Brian Fiddler Controller and Chief Financial Officer	2011	$90,000	Nil	14,489	Nil	Nil	Nil	Nil	$104,489

Neil Froc Executive Vice President	2011	$150,000	Nil	49,806	Nil	Nil	Nil	25,000	$224,806
Leslie Young Corporate Secretary	2011	$72,000	Nil	14,489	Nil	Nil	Nil	Nil	$86,489

Our company does not have any pension or retirement plans, nor does our company compensate its directors and officers by way of any material bonus or profit sharing plans. Directors, officers, employees and other key personnel of our company may be compensated by way of stock options.

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

The members of our company’s audit committee include Lyle Davis, George Sookochoff, Cliff Carson and Brian Fiddler. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We currently do not have a remuneration or compensation committee.

D.           Employees

As of December 31, 2011, we had six full-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.           Share Ownership

There were 80,373,493 Common Shares issued and outstanding as of May 17, 2012. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of May 17, 2012:

Name	Number of Common Shares Beneficially Owned as of May 17, 2012	Percentage(1)
Mark Jarvis	6,618,756 (2)	8.23%
George Sookochoff	350,000(3)	0.44%
Tom Milner	670,000(4)	0.83%
Lyle Davis	470,000(5)	0.58%
Brian Fiddler	354,368(6)	0.44%
Leslie Young	336,800(7)	0.42%
Neil Froc	739,000(8)	0.92%
Gary Johnson	850,000(9)	1.06%
Cliff Carson	1,360,000(10)	1.69%

(1)

Based on 80,373,493 Common Shares issued and outstanding as at May 17, 2012, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of May 17, 2012.

(2)	Includes stock options to purchase up to 1,275,000 of our Common Shares at exercise prices ranging from $.30 - $0.50 per share expiring up to January 27, 2016.
(3)	Includes stock options to purchase up to 350,000 of our Common Shares at exercise prices ranging from $.30 - $0.50 per share expiring up to January 27, 2016.
(4)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to November 29, 2015.
(5)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring up to January 27, 2016.
(6)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $.30 - $1.00 per share expiring January 27, 2016.
(7)	Includes stock options to purchase up to 275,000 of our Common Shares at exercise prices ranging from $0.30 - $0.50 per share expiring January 27, 2016.
(8)	Includes stock options to purchase up to 700,000 of our Common Shares at exercise prices ranging from $0.30 - $1.00 per share expiring January 27, 2016.
(9)	Includes stock options to purchase up to 700,000 of our Common Shares at exercise prices ranging from $0.40 - $0.50 per share expiring January 27, 2016.
(10)	Includes stock options to purchase up to 800,000 of our Common Shares at an exercise price of $0.42 per share expiring May 11, 2016.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan. During the year 2,172,000 stock options were granted to directors, consultants and employees.

Item 7           Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth, as of May 17, 2012, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	6,618,756 (2)	8.23%

(1)

Based on 80,373,493 Common Shares issued and outstanding as at May 17, 2012, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of May 17, 2012.

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

B.           Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2011 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2011	2010
Companies controlled by directors of our company	$4,500	$-

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2011	2010
Deferred exploration costs to non-management director	$101,050	$40,500
Fees to non-management directors	24,000	24,000
Stock-based compensation to non-management directors	333,395	161,075
	$458,445	$225,575

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2011	2010
Deferred exploration costs	$175,000	$155,000
Management fees	264,000	270,000
Stock-based compensation	194,689	86,793
	$633,689	$511,793

C.           Interests of Experts and Counsel

Not required.

Item 8           Financial Information

A.           Consolidated and Other Financial Information

See Item 17 and our consolidated financial statements and accompanying notes.

B.           Significant Changes

Our company is not aware of any significant change since December 31, 2011 that is not otherwise reported in this filing.

Item 9           The Offer and Listing

A.           Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2007 through to December 31, 2011) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwords were as follows:

Year Ended	High	Low
31-Dec-07	$3.26	$0.76
31-Dec-08	$1.06	$0.08
31-Dec-09	$0.35	$0.09
31-Dec-10	$0.65	$0.19
31-Dec-11	$0.52	$0.16

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Exchange were as follows:

Quarter Ended	High	Low
31-Mar-10	$0.36	$0.19
30-Jun-10	$0.65	$0.27
30-Sep-10	$0.32	$0.19
31-Dec-10	$0.51	$0.22
31-Mar-11	$0.52	$0.41
30-Jun-11	$0.43	$0.28
30-Sep-11	$0.30	$0.22
31-Dec-11	$0.28	$0.16

The high and low market prices for the most recent six months on the TSX Exchange is as follows:

Quarter Ended	High	Low
30-Nov-12	$0.25	$0.21
31-Dec-12	$0.21	$0.16
31-Jan-12	$0.20	$0.17
29-Feb-12	$0.17	$0.15
31-Mar-12	$0.19	$0.14
30-Apr-12	$0.14	$0.12

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

Not required.

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

C.           Material Contracts

We have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2011, the two fiscal years proceeding and the current fiscal year up to and including the date of this annual report. Each contract is between Hard Creek Nickel and the Contractor, there is no provision to pass any of these contracts to Hard Creek Nickel’s wholly-owned subsidiary, Canadian Metals Exploration Ltd.

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

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the “Investment Act”) and the potential requirement for a Competition Act Review.

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares. This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor’s own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a “Canadian” as defined in the Investment Act (a “non-Canadian”), unless, after review, the minister responsible for the Investment Act (the “Minister”) is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a “World Trade Organization Investor.” Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a “World Trade Organization Investor” when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada’s cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company’s business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.

A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.

The acquisition of less than a majority but one-third or more of the common shares would be presumed to be an acquisition of control of the Company unless it could be established that, on acquisition, the Company was not controlled in fact by the acquirer through the ownership of common shares. Notwithstanding the review provisions, any transaction involving the acquisition of control of a Canadian business or the establishment of a new business in Canada by a non-Canadian is a notifiable transaction and must be reported to Industry Canada by the non-Canadian making the investment either before or within thirty days after the investment.

Certain transactions relating to common shares are exempt from the Investment Act, including:

  an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
  an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and
  an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Canadian Competition Act Review
Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada’s Competition Law Authority, the Director of Investigation and Research (the “Director”). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

In addition to substantive merger review, the Competition Act provides for a pre-notification regime respecting mergers of a certain size. The regime applies in respect of share acquisitions, asset acquisitions, amalgamations and combinations. For ease of reference, this filing refers specifically to share acquisition, although the pre-notification regime applies, with the appropriate modification, to other types of acquisition of control as well.

In order for a share acquisition transaction to be pre-notifiable, the parties to the transaction (being the person or persons who proposed to acquire shares, and the corporation the shares of which are to be acquired), together with their affiliates (being all firms with a 50% or more voting shares linkage up and down the chain) must have:

(i)

aggregate gross assets in Canada that exceed $400,000,000 in value, as shown on their audited financial statements for the most recently completed fiscal year (which must be within the last fifteen (15) months); or

(ii)	aggregate gross revenue from sales in, from or into Canada that exceed $400,000,000 for the most recently completed fiscal year shown on the said financial statements; and

(iii)

the party being acquired or corporations controlled by that party must have gross assets in Canada, or gross revenues from sales in or from Canada, exceeding $35,000,000 as shown on the said financial statements. Acquisition of shares carrying up to 20% of the votes of a publicly-traded corporation, or 35% of the votes in a private corporation, will not be subject to pre-notification, regardless of the above thresholds. However, exceeding the 20% or the 35% threshold, and again exceeding the 50% threshold, gives rise to an obligation of notification if the size threshold is met.

If a transaction is pre-notifiable, a filing must be made with the Director containing the prescribed information with respect to the parties, and a waiting period (either seven or twenty-one days, depending on whether a long or short form filing is chosen) must expire prior to closing.

As an alternative to pre-notification, the Director may grant an Advance Ruling Certificate, which exempts the transaction from pre-notification. Advance Ruling Certificates are granted where the Director concludes, based on the information provided to him, that he would not have sufficient grounds on which to apply to the Competition Tribunal to challenge the Merger.

E.           Taxation

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company’s shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company’s shares should consult with their own tax advisors with respect to their individual circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s shares who, for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”) and the Canada-United States Income Tax Convention, 1980 (the “Convention”) and at all relevant times is resident in the United States and not resident in Canada, deals at arm’s length with the Company, holds the Company’s shares as capital property, and does not use or hold and is not deemed to use or hold the Company’s shares in or in the course of carrying on business in Canada (a “United States Holder”).

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company’s understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Disposition of the Company’s Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company’s shares, unless such shares are “taxable Canadian property” within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm’s length, or to the non-resident and persons with whom the non-resident did not deal at arm’s length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

F.           Dividends and Paying Agents

Not applicable.

G.           Statements by Experts

Not required.

H.           Documents on Display

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

Item 11           Quantitative and Qualitative Disclosures About Market Risk

Not required.

Item 12           Description of Securities Other than Equity Securities

Not required.

PART II

Item 13           Defaults, Dividend Arrearages and Delinquencies.

Not applicable.

Item 14           Material Modifications to the Rights of Security Holders and Use of Proceeds.

Not Applicable

Item 15           Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are controls and other procedures that are designed to ensure that information required to be disclosed by our company is recorded, processed, summarized and reported, within the time periods specified in the rules and forms of the Securities and Exchange Commission. Our Chief Executive Officer and our Chief Financial Officer are responsible for establishing and maintaining disclosure controls and procedures for our company.

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2011, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2011.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2011. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2011.

We will continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

Attestation Report of the Registered Public Accounting Firm

This annual report does not include an attestation report of our company’s registered public accounting firm regarding internal control over financial reporting. Our management's report was not subject to attestation by our company’s independent registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit our company to provide only the management’s report in this annual report.

Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in our company’s internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our company’s internal control over financial reporting.

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

Principal Accountant Fees and Services

Audit-Related Fees

Fiscal Year 2011: $34,500	Fiscal Year 2010: $38,000

Tax Fees

Fiscal Year 2011: $1,000	Fiscal Year 2010: $6,000

All Other Fees

Fiscal Year 2011: $Nil	Fiscal Year 2010: $2,500

Exemptions from the Listing Standards for Audit Committees

Not Applicable

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Change in Registrant's Certifying Accountant

Not Applicable

PART III

Item 17           Financial Statements

The financial statements and notes thereto as required by Item 17 are attached hereto and found immediately after the text of this Registration Statement. The auditors’ report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2011 and 2010.
Consolidated Statements of Comprehensive Loss as at December 31, 2011 and 2010.
Consolidated Statements of cash flows for the years ended December 31, 2011 and 2010.

Item 18           Financial Statements

Not applicable. See “Item 17. Financial Statements” above.

Item 19           Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

8.	List of Subsidiaries

8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act for Brian Fiddler*

13	Section 906 Certifications

13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*

13.2	Section 906 Certifications under Sarbanes-Oxley Act for Brian Fiddler*

15.	Additional Exhibits

15.1	Consent of Ronald G. Simpson*

15.2	Consent of N.C. Carter*

15.3	Consent of Neil Froc*

15.4	Consent of Tony Hitchins*

15.5	Code of Ethics(2)

*Filed herewith.
(1)Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.
(2)Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HARD CREEK NICKEL CORPORATION

/s/ Brian Fiddler
Brian Fiddler
Chief Financial Officer
Date: May 24, 2012

Hard Creek Nickel Corp.

Consolidated Financial Statements

Year Ended December 31, 2011

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corp.

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corp., which comprise the consolidated statements of financial position as at December 31, 2011, and 2010 and January 1, 2010, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor’s Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corp. as at December 31, 2011, and 2010 and January 1, 2010, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corp.’s ability to continue as a going concern.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 28, 2012

Hard Creek Nickel Corporation
Consolidated statements of financial position
(Expressed in Canadian dollars)
		December 31,	December 31,	January 1,
	Notes		2010	2010
			(Note 13)	(Note 13)

ASSETS
Current assets
Cash and cash equivalents	3	$236,530	$3,137,745	$813,736
Recoverable taxes	4	47,134	55,421	21,282
Other receivable		-	-	1,518
Prepaid expenses		27,625	110,287	38,844
		311,289	3,303,453	875,380
Non-current assets
Reclamation deposits		337,900	187,900	187,900
Recoverable taxes	4	237,220	108,162	1,301,506
Property, plant and equipment	5	44,683	39,959	54,414
Mineral Property Interests	6	179,500	179,500	179,500
Exploration and evaluation assets	6	32,144,174	30,223,476	28,321,528
		32,943,477	30,738,997	30,044,848
TOTAL ASSETS		$33,254,766	$34,042,450	$30,920,228

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$254,282	$369,013	$285,527

Non-current liabilities
Deferred income taxes	9	382,346	359,894	552,442

TOTAL LIABILIITES		636,628	728,907	837,969

SHAREHOLDERS’ EQUITY
Share capital	8	47,749,579	47,422,414	43,585,575
Option reserve	8	5,791,977	5,183,894	4,569,349
Deficit		(20,923,418)	(19,292,765)	(18,072,665)
TOTAL SHAREHOLDERS’ EQUITY		32,618,138	33,313,543	30,082,259
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		$33,254,766	$34,042,450	$30,920,228

APPROVED BY:
DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
(Expressed in Canadian dollars)
		Years ended
		December 31,	December 31,
	Note	2011	2010
			(Note 13)

Expenses
Amortization	5	$12,521	$13,725
Consulting		16,500	750
Director fees	10	24,000	24,000
Investor relations		265,147	230,011
Legal and audit		61,404	86,598
Management fees	10	264,000	270,000
Office and general		331,953	317,488
Salaries and benefits		9,410	17,250
Stock-based compensation	8,10	531,004	365,144
Travel and promotion		132,716	139,080
		1,648,655	1,464,046
Other items
Write-down of equipment	5	-	4,731
Interest income		(18,024)	(51,175)
		(18,024)	(46,444)

Loss before income taxes		1,630,631	1,417,602
Deferred income tax expense (recovery)	9	22	(197,502)

Loss and comprehensive loss for the year		$1,630,653	$1,220,100

Loss per share – basic and diluted	8	$(0.02)	$(0.02)

See accompanying notes to the consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in shareholders’ equity
(Expressed in Canadian dollars)
		Share capital

				Option
	Note	Number of shares	Amount	reserve	Deficit	Total
Balance at January 1, 2010	13	60,370,592	$43,585,575	$4,569,349	$(18,072,665)	$30,082,259
Comprehensive loss:
Loss for the period		-	-	-	(1,220,100)	(1,220,100)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – private placement		14,000,000	3,500,000	-	-	3,500,000
Share issue costs, net of tax effect of $52,319		-	(320,041)	-	-	(320,041)
Shares issued for cash – option exercise		65,000	20,250	-	-	20,250
Shares issued for cash – warrant exercise		2,109,460	632,838	-	-	632,838
Fair value of share options allocated to
shares issued on exercise		-	3,792	(3,792)	-	-
Fair value of broker warrants		-	-	171,133	-	171,133
Stock based compensation		-	-	447,204	-	447,204
Total transactions with owners and other transfers		16,174,460	3,836,839	614,545	-	4,451,384
Balance at December 31, 2010		76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543

Balance at January 1, 2011	13	76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543
Comprehensive loss:
Loss for the period		-	-	-	(1,630,653)	(1,630,653)
Transactions with owners, in their capacity as owners, and other transfers:
Shares issued for cash – warrant exercise		785,108	310,333	-	-	310,333
Fair value of broker warrants allocated to shares issued on exercise		-	16,832	(16,832)	-	-
Stock-based compensation		-	-	624,915	-	624,915
Total transactions with owners and other transfers		785,108	327,165	608,083	-	935,248
Balance at December 31, 2011		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138

See accompanying notes to the consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
(Expressed in Canadian dollars)
	Years ended
		December 31,
	December 31,	2010
	2011	(Note 13)

Operating activities
Comprehensive loss for the year	$(1,630,653)	$(1,220,100)
Adjustments for non-cash items:
Amortization	12,521	18,456
Stock-based compensation	531,004	365,144
Deferred income taxes	22	(197,502)
Deduct interest income relating to investing activities	(18,024)	(51,175)
Changes in non-cash working capital items:
Recoverable taxes	8,287	(34,139)
Miscellaneous receivable	-	1,518
Prepaid expenses	82,662	(71,443)
Trade payables and accrued liabilities	(146,290)	(43,430)
Net cash flows used in operating activities	(1,160,471)	(1,232,671)

Investing activities
Expenditures on deferred exploration costs	(1,772,798)	(1,635,699)
Mining tax credits	(129,058)	1,193,344
Reclamation deposits	(150,000)	-
Expenditures on property, plant and equipment	(17,245)	(4,001)
Interest income	18,024	51,175
Net cash flows used in investing activities	(2,051,077)	(395,181)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	310,333	3,951,861
Net cash flows from financing activities	310,333	3,951,861
Increase (decrease) in cash and cash equivalents	(2,901,215)	2,324,009
Cash and cash equivalents, beginning	3,137,745	813,736

Cash and cash equivalents, ending	$236,530	$3,137,745

See accompanying notes to the consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2011 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and or private placement of common shares.

2.	Significant accounting policies and basis of preparation

The financial statements were authorized for issue on March 28, 2012 by the directors of the Company.

Statement of compliance and conversion to International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and interpretations of the International Financial Reporting Interpretations Committee (“IFRIC”).

These are the Company’s first set of annual financial statements prepared in accordance with IFRS. The disclosures concerning the transition from pre-changeover Canadian Generally Accepted Accounting Principles (“Canadian GAAP”) to IFRS are provided in Note 13.

Basis of preparation

The consolidated financial statements of the Company have been prepared on an accrual basis and are based on historical costs, modified where applicable. The consolidated financial statements are presented in Canadian dollars unless otherwise noted.

Consolidation

The consolidated financial statements include the accounts of the Company and and its wholly owned subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter- company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Significant accounting judgments, estimates and assumptions

The preparation of the Company’s consolidated financial statements in conformity with IFRS requires management to make judgments, estimates and assumptions that affect the reported amounts of assets, liabilities and contingent liabilities at the date of the consolidated financial statements and reported amounts of revenues and expenses during the reporting period. Estimates and assumptions are continuously evaluated and are based on management’s experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. However, actual outcomes can differ from these estimates.

Areas requiring a significant degree of estimation and judgment relate to the determination of the useful lives of property, plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and stock-based compensation and other equity-based payments, the recognition and valuation of provisions for restoration and environmental liabilities, qualifying expenditures for refundable and non-refundable tax credits, timing of receipt of refundable tax credits, and the recoverability and measurement of deferred tax assets and liabilities. Actual results may differ from those estimates and judgments.

Exploration and evaluation expenditures

Exploration and evaluation expenditures include the costs of acquiring licenses, costs associated with exploration and evaluation activity, and the fair value (at acquisition date) of exploration and evaluation assets acquired in a business combination. Exploration and evaluation expenditures are capitalized. Costs incurred before the Company has obtained the legal rights to explore an area are recognized in profit or loss.

Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are assessed for impairment if (i) sufficient data exists to determine technical feasibility and commercial viability, and (ii) facts and circumstances suggest that the carrying amount exceeds the recoverable amount.

Once the technical feasibility and commercial viability of the extraction of mineral resources in an area of interest are demonstrable, exploration and evaluation assets attributable to that area of interest are first tested for impairment and then reclassified to mining property and development assets within property, plant and equipment.

Recoverability of the carrying amount of any exploration and evaluation assets is dependent on successful development and commercial exploitation, or alternatively, sale of the respective areas of interest.

Share-based payments

The Company operates an employee and a non-employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the option reserve. The fair value of options is determined using a Black–Scholes pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments

The Company classifies its financial instruments in the following categories: fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified as fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Held-to-maturity investments are non-derivative financial assets that have fixed maturities and fixed or determinable payments, and it is the Company’s intention to hold these investments to maturity. They are subsequently measured at amortized cost. Held-to-maturity investments are included in non-current assets, except for those which are expected to mature within 12 months after the end of the reporting period.

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the Company commits to purchase the asset.

Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Company has transferred substantially all risks and rewards of ownership.

At each reporting date, the Company assesses whether there is objective evidence that a financial instrument has been impaired. In the case of available-for-sale financial instruments, a significant and prolonged decline in the value of the instrument is considered to determine whether an impairment has arisen.

The Company does not have any derivative financial assets and liabilities.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Impairment of assets

The carrying amount of the Company’s long-lived assets (which include property, plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are included in the determination of net loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash-generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount, however, not to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Cash and cash equivalents

Cash and cash equivalents include cash on hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the Canadian taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is provided using the balance sheet method on temporary differences at the reporting date between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and recognized only to the extent that it is probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.

Deferred income tax assets and deferred income tax liabilities are offset, if a legally enforceable right exists to set off current tax assets against current income tax liabilities and the deferred income taxes relate to the same taxable entity and the same taxation authority.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Flow-through shares:

Any premium received by the Company on the issuance of flow-through shares is initially recorded as a liability (“flow-through tax liability”) and included in trade payables and accrued liabilities. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability will be reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to exploration and evaluation assets along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value. The restoration asset will be depreciated on the same basis as other mining assets.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to mining assets with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company’s estimates of reclamation costs, are charged to profit and loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to profit or loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At December 31, 2011 and December 31, 2010, the Company had no material restoration and environmental obligations.

Property, plant and equipment

Property, plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of income and comprehensive income during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in profit or loss.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

2.	Significant accounting policies and basis of preparation (cont’d)

Property, plant and equipment (cont’d)

Depreciation and amortization are calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation and amortization rates applicable to each category of property, plant and equipment are as follows:

Class of property, plant and equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

Accounting standards issued but not yet effective:

Amendments to IFRS 7 “Financial Instruments: Disclosures”

This amendment increases the disclosure required regarding the transfer of financial assets, especially if there is a disproportionate amount of transfer transactions that take place around the end of a reporting period. This amendment is effective for annual periods beginning on or after July 1, 2011

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. This new standard is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 10 “Consolidated Financial Statements” and IFRS 12 “Disclosure of Interests in Other Entities”

These new standards are replacements of IAS 27 “Consolidated and Separate Financial Statements” and SIC -12 “Consolidation – Special Purpose Entities”. These new standards are effective for annual periods beginning on or after January 1, 2013.

The Company has not early adopted these revised standards and is currently assessing the impact that these standards will have on the consolidated financial statements.

3.	Cash and cash equivalents

The components of cash and cash equivalents are as follows:

	December 31,	December 31,
	2011	2010
Cash at bank	$236,530	$536,959
Guaranteed investment certificates	-	2,600,786
	$236,530	$3,137,745

4.	Recoverable taxes

	December 31,	December 31,
	2011	2010
Recoverable taxes	$47,134	$55,421
Mining tax credits	237,220	108,162
	$284,354	$163,583

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

5.	Property, plant and equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At December 31, 2010	$30,230	$19,359	$54,189	$103,778
Additions	-	9,450	7,795	17,245
Disposals	-	-	-	-
At December 31, 2011	30,230	28,809	61,984	121,023
Depreciation:
At December 31, 2010	21,066	11,696	31,057	63,819
Charge for the period	2,749	3,961	5,811	12,521
Eliminated on disposal	-	-	-	-
At December 31, 2011	23,815	15,657	36,868	76,340
Net book value:
At December 31, 2011	$6,415	$13,152	$25,116	$44,683

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2010	$30,230	$16,583	$52,964	$99,777
Additions	-	2,776	1,225	4,001
At December 31, 2010	30,230	19,359	54,189	103,778
Depreciation:
At January 1, 2010	17,139	6,695	21,529	45,363
Charge for the period	3,927	3,216	6,582	13,725
Eliminated on disposal	-	1,785	2,946	4,731
At December 31, 2010	21,066	11,696	31,057	63,819
Net book value:
At December 31, 2010	$9,164	$7,663	$23,132	$39,959

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

6.	Exploration and evaluation assets

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2011, the Company incurred costs totalling $2,025,652 (2010 - $1,952,837) on the Turnagain mineral claims.

The Company also has a 100% interest in other mineral properties in British Columbia including the Dease Lime, Wheaton Lime, Eagle Lime, Sawtooth, Sabu, and Lenore properties.

In July 2009, the Company acquired, by staking, the Dease Lime property located east of the town of Dease Lake. There was no work completed on this property during 2011 (2010 - $Nil). Subsequent to December 31, 2011, the claims were lapsed without renewal.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. There was no work completed on this property during 2011 (2010 - $Nil).

In October 2010, the Company acquired by staking, the Eagle Lime property. The property is located west of the Turnagain property and covers part of the older Lime 2 claim previously owned by the Company. There was no work completed on this property during 2011 (2010 - $Nil).

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu properties located northeast of Smithers, British Columbia. During the year ended December 31, 2011, the Company spent $1,503 (2010 - $Nil).

In May 2011, the Company acquired, by staking, the Lenore property located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July on this property, during the year ended December 31, 2011 the Company spent $171 (2010 - $Nil).

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

6.	Exploration and evaluation assets (cont'd)

The Company’s deferred exploration costs are as follows:

	Balance, December 31,		Balance, December 31,		Balance, December 31,
		Expenditures		Expenditures
	2009	2010	2010	2011	2011
Assays and testing	$2,009,806	$9,949	$2,019,755	$27,439	$2,047,194
Claims renewal /Staking	421,520	12,187	433,707	7,255	440,962
Drilling	12,427,107	61,860	12,488,967	-	12,488,967
Environmental studies	1,141,257	40,536	1,181,793	74,658	1,256,451
Exploration data management	886,809	11,725	898,534	14,000	912,534
First Nations	94,944	71,500	166,444	-	166,444
Geochemistry	100,980	-	100,980	9,225	110,205
Geological services	6,536,850	859,396	7,396,246	1,003,073	8,399,319
Geophysical services	702,083	-	702,083	38,303	740,386
Metallurgy	2,448,707	683,910	3,132,617	540,829	3,673,446
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,243,252	79,150	1,322,402	186,724	1,509,126
Transportation	2,331,270	122,624	2,453,894	125,820	2,579,714
Property impairment	(119,347)	-	(119,347)	-	(119,347)
BC refundable mining tax credits	(1,629,110)	(108,162)	(1,737,272)	(129,058)	(1,866,330)
Federal non-refundable mining tax credits, net of valuation allowance	(424,572)	57,273	(367,299)	22,430	(344,869)
	$28,321,528	$1,901,948	$30,223,476	$1,920,698	$32,144,174

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2011	2010
Trade payables	$151,784	$333,790
Amounts due to related parties (Note 10)	4,500	-
Accrued liabilities	97,998	35,223
	$254,282	$369,013

8.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2011 there were 77,330,160 issued and fully paid common shares (December 31, 2010 – 76,545,052).

Share issuances

During the year ended December 31, 2010, the Company completed a private placement for 4,000,000 units at a price of $0.25 per unit for gross proceeds of $1,000,000. As part of this private placement, the Company incurred other share issue costs of $5,196 for filing fees. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.40 per share for a period of one year. The Company did not separately value the warrants issued as part of this private placement. As consideration for their services under the private placement, the agents received a cash commission of $57,000 and 228,000 share purchase warrants valued at $59,406. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.40 for one year.

During the year ended December 31, 2010, the Company completed a private placement for 10,000,000 units at a price of $0.25 per unit for gross proceeds of $2,500,000. As part of this private placement, the Company incurred other share issue costs of $10,031 for filing fees. Each unit consists of one common share and one half of a share purchase warrant. One full warrant is exercisable into one common share at $0.33 per share for a period of two years. The Company did not separately value the warrants issued as part of this private placement. As consideration for their services under the private placement, the agents received a cash commission of $129,000 and 516,000 share purchase warrants valued at $111,727. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.33 for two years.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2011 was based on the loss attributable to common shareholders of $1,630,653 (December 31, 2010 - $1,220,100) and the weighted average number of common shares outstanding of 77,161,144 (December 31, 2010 – 64,947,151).

Diluted loss per share did not include the effect of 7,499,500 stock options and 5,463,000 share purchase warrants as the effect would be anti-dilutive.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

8.	Share capital (cont'd)

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with the Exchange requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

The changes in options during the year ended December 31, 2011 and the year ended December 31, 2010 are as follows:

	December 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning of year	6,617,500	$0.53	5,982,500	$0.76
Options granted	2,172,000	0.47	2,010,000	0.44
Options exercised	-	-	(65,000)	0.31
Options expired	(935,000)	0.73	(460,000)	0.98
Options forfeited	(355,000)	1.00	(850,000)	1.71
Options outstanding, end of year	7,499,500	$0.47	6,617,500	$0.53

Options exercisable, end of year	7,449,500	$0.47	6,267,500	$0.53

Details of options outstanding as at December 31, 2011 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.30 - $0.50	2.77 years	6,757,000
$0.51 - $1.00	0.13 years	675,000
$1.01 - $3.00	0.01 years	67,500
$0.47	2.91 years	7,499,500

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

8.	Share capital (cont'd)

Stock options (cont’d)

The weighted average grant date fair value of options granted during the year ended December 31, 2011 was $0.31 (year ended December 31, 2010 - $0.22). During the year ended December 31, 2011, the Company capitalized $93,911 (year ended December 31, 2010 - $82,059) to exploration and evaluation assets. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Expected life of options	3 - 5 years	2 - 5 years
Annualized volatility	117% - 122%	101% - 126%
Risk-free interest rate	1.64% - 2.28%	1.89% - 2.82%
Dividend yield	0%	0%

Share purchase warrants

The changes in share purchase warrants during the year ended December 31, 2011 and the year ended December 31, 2010 are as follows:

	December 31, 2011		December 31, 2010
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Outstanding, beginning of year	7,744,000	$0.35	2,719,802	$0.76
Issued	-	-	7,744,000	0.35
Exercised	(785,108)	0.40	(2,109,460)	0.30
Expired	(1,495,892)	0.40	(610,342)	0.30
Outstanding, end of year	5,463,000	$0.33	7,744,000	$0.35

Details of share purchase warrants outstanding as at December 31, 2011 are as follows:

Weighted average		Number of warrants
exercise price	Expiry Date	outstanding
$0.33	December 20, 2012	5,463,000
$0.33		5,463,000

In the event the common shares of the Company close for 20 consecutive trading days at an average price of $0.60 cents or above, the Company shall have the right to require the conversion of 5,463,000 warrants at the exercise price of $0.33. Conversion will be required within 10 working days of issuance of the notice of forced conversion. Any warrants that remain unexercised will expire 10 days after issuance of notice by the Company.

Option reserve

The option reserve records items recognized as stock-based compensation expense and the fair value recorded for broker warrants issued until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components are as follows for the years ended December 31, 2011 and 2010.

	Year ended	Year ended
	December 31, 2011	December 31, 2010

Loss before income taxes	$(1,630,631)	$(1,417,602)
Statutory income tax rate	26.5%	28.5%

Expected tax recovery at the statutory tax rate	(432,117)	(404,017)
Increase (decrease) resulting from:
Expired non-capital operating losses	177,920	191,348
Stock-based compensation	140,716	104,066
Changes in tax rates	9,054	9,417
Other adjustments	104,449	(98,316)
Income tax expense (recovery)	$22	$(197,502)

Income taxes recognized directly in equity:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Deferred tax relating to share issue costs	$-	$(52,319)

Income taxes recognized directly in assets:

	Year ended	Year ended
	December 31,	December 31,
	2011	2010
Federal non-refundable investment tax credits	$22,430	$57,273

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits (cont'd)

Details of movements of deferred tax assets and liabilities are as follows:

				(Charged)
			(Charged)	credited to other
		(Charged) credited	credited to	comprehensive	(Charged) credited
	At January 1, 2011	to income (loss)	assets	income (loss)	to equity	At December 31, 2011

Exploration and evaluation assets	$(4,515,585)	$(439,864)	$(22,430)	$-	$-	$(4,977,879)
Non-capital and net-capital loss carry-forward	3,599,837	527,009	-	-	-	4,126,846
Share issuance costs	170,184	(66,694)	-	-	-	103,490
Federal non-refundable investment tax credits, net of future taxes	385,670	(20,474)	-	-	-	365,196

	$(359,894)	$(22)	$(22,430)	$-	$-	$(382,346)
Presented as:

Deferred tax assets	$-	$-	$-	$-	$-	$-

Deferred tax liabilities	$(359,894)	$(22)	$(22,430)	$-	$-	$(382,346)

				(Charged)
			(Charged)	credited to other
		(Charged) credited	credited to	comprehensive	(Charged) credited
	At January 1, 2010	to income (loss)	assets	income (loss)	to equity	At December 31, 2010

Exploration and evaluation assets	$(4,696,545)	$238,233	$(57,273)	$-	$-	$(4,515,585)
Non-capital and net-capital loss carry-forward	3,487,956	111 881	-	-	-	3,599,837
Share issuance costs	226,250	(108,385)	-	-	52,319	170,184
Federal non-refundable investment tax credits, net of future taxes	429,897	(44,227)	-	-	-	385,670

	$(552,442)	$197,502	$(57,273)	$-	$52,319	$(359,894)
Presented as:

Deferred tax assets	$-	$-	$-	$-	$-	$-

Deferred tax liabilities	$(552,442)	$197,502	$(57,273)	$-	$-	$(359,894)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits (cont'd)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31, 2011	December 31, 2010	January 1, 2010
Federal investment tax credits	$175,931	$101,410	$-
	$175,931	$101,410	$-

The tax pools relating to these deductible temporary differences expire as follows:

Canadian Federal
investment tax credit
losses

2025	$25,187
2026	92,277
2027	58,467
2028	-
2029	-
2030	-
2031	-
No expiry	-

$175,931

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

9.	Income taxes and mining tax credits (cont'd)

The Company has approximately $16,500,000 of non-capital tax losses available to reduce taxable income in future periods which expire between 2014 and 2031. The Company has approximately $11,260,000 in resource tax pools that may be carried forward indefinitely to reduce taxable income of future periods and approximately $721,000 of federal non-refundable tax credits which may be applied to reduce federal tax otherwise payable and which expire between 2015 and 2031.

The Company has applied for both provincial refundable tax and federal non-refundable mining tax credits relating to certain qualifying resource expenditures incurred. These amounts are recorded when a reasonable expectation of collection or utilization exists and will reduce the carrying value of the deferred exploration costs.

At December 31, 2011, there were $237,220 (2010 - $108,162) of provincial refundable mining tax credits for which reasonable expectation of collection exists and which have been recorded as recoverable and credited to deferred exploration and development costs. As well, there was an increase of $52,000 to the Company’s federal non-refundable tax credits (net of future taxes thereon) realized during the year ended December 31, 2011.

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of $983,516 of the costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. To date, the CRA has not provided the Company with a date to review the disputed amounts but has acknowledged receipt of the Notice of Objection. The disputed amounts are not recorded as a receivable as at December 31, 2011 and 2010.

10.	Related party balances and transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2011	2010
Companies controlled by directors of the Company	$4,500	$-

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

10.	Related party balances and transactions (cont'd)

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2011	2010
Deferred exploration costs to non-management director	$101,050	$40,500
Fees to non-management directors	24,000	24,000
Stock-based compensation to non-management directors	333,395	161,075
	$458,445	$225,575

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2011	2010
Deferred exploration costs	$175,000	$155,000
Management fees	264,000	270,000
Stock-based compensation	194,689	86,793
	$633,689	$511,793

11.	Financial risk and capital management

The Company is exposed in varying degrees to a variety of financial instrument related risks as follows:

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

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2011:

	Within one year	Between one	More than
		and five years	five years
Trade payable	$254,282	$-	$-

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

11.	Financial risk management (cont'd)

Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s value of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.

Foreign currency exchange rate risk and commodity price risk

Foreign exchange risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in foreign exchange rates. Commodity price risk is the risk that market values and future incomes will fluctuate because of changes in commodity prices. The Company does not have any direct exposure to foreign currency exchange rate risk or commodity price risk in 2011 or 2010.

Interest rate risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates. As at December 31, 2011 and December 31, 2010, the Company did not have any significant interest rate risk.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2011	2010
Cash and cash equivalents	$236,530	$3,137,745
Loans and receivables:
Recoverable taxes	47,134	55,421
Mining tax credits	237,220	108,162
Reclamation deposits	337,900	187,900
	$858,784	$3,489,228

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2011	2010
Non-derivative financial liabilities:
Trade payables	$254,282	$369,013
	$254,282	$369,013

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

11.	Financial risk management (cont'd)

Fair value (cont'd)

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2011 and December 31, 2010:

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash and cash equivalents	$236,530	$-	$-

	As at December 31, 2010
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,137,745	$-	$-

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

There were no changes in the Company's approach to capital management during the year ended December 31, 2011.

The Company is not subject to any externally imposed capital requirements.

12.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company’s assets are located in Canada.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS

As result of the Accounting Standards Board of Canada’s decision to adopt IFRS for publicly accountable entities for financial reporting periods beginning on or after January 1, 2011, the Company has adopted IFRS in these financial statements, making them the first annual financial statements of the Company under IFRS. The Company previously applied the available standards under previous Canadian GAAP that were issued by the Accounting Standards Board of Canada.

As required by IFRS 1 “First-time Adoption of International Financial Reporting Standards”, January 1, 2010 has been considered to be the date of transition to IFRS by the Company. Therefore, the comparative figures that were previously reported under previous Canadian GAAP have been restated in accordance with IFRS.

Exemptions applied

The Company has applied the following optional transition exemptions to full retrospective application of IFRS:

-	IFRS 3 “Business Combinations” has not been applied to acquisitions of subsidiaries or of interests in associates and joint ventures that occurred before January 1, 2010.

-	IFRS 2 “Share-based Payment” has not been applied to equity instruments that were granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the later of the date of transition to IFRS and January 1, 2005. The Company has elected not to apply IFRS 2 to awards that vested prior to January 1, 2010, which have been accounted for in accordance with Canadian GAAP.

Mandatory exemptions under IFRS

The IFRS 1 mandatory exception applied by the Company in the conversion from Canadian GAAP to IFRS is as follows:

-	In accordance with IFRS 1, an entity's estimates under IFRS at the date of transition to IFRS must be consistent with estimates made for the same date under previous GAAP unless those estimates were in error. The Company's IFRS estimates as at the Transition Date are consistent with its Canadian GAAP estimates as at that date.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of assets

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
	Note	GAAP	Transition	IFRS	GAAP	Transition	IFRS
ASSETS
Current assets
Cash and cash equivalents		$3,137,745	$-	$3,137,745	$813,736	$-	$813,736
Recoverable taxes		55,421	-	55,421	21,282	-	21,282
Other receivable		-	-	-	1,518	-	1,518
Prepaid expenses		110,287	-	110,287	38,844	-	38,844
		3,303,453	-	3,303,453	875,380	-	875,380
Non-current assets
Recoverable taxes		108,162	-	108,162	1,301,506	-	1,301,506
Reclamation deposits		187,900	-	187,900	187,900	-	187,900
Property, plant and equipment		39,959	-	39,959	54,414	-	54,414
Mineral Property Interests		179,500	-	179,500	179,500	-	179,500
Deferred exploration costs	6	30,122,066	101,410	30,223,476	28,321,528	-	28,321,528
		30,637,587	101,410	30,738,997	30,044,848	-	30,044,848
TOTAL ASSETS		$33,941,040	$101,410	$34,042,450	$30,920,228	$-	$30,920,228

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d) Reconciliation of liabilities and shareholders' equity

		As at December 31, 2010			As at January 1, 2010
		Canadian	Effect of		Canadian	Effect of
	Note	GAAP	Transition	IFRS	GAAP	Transition	IFRS
LIABILITIES
Current liabilities
Trade payables and accrued liabilities		$369,013	$-	$369,013	$285,527	$-	$285,527
		369,013	-	369,013	285,527	-	285,527
Non-current liabilities
Deferred Income Taxes	13 (c)	524,665	(164,771)	359,894	819,203	(266,761)	552,442
		524,665	(164,771)	359,894	819,203	(266,761)	552,442
TOTAL LIABILITIES		893,678	(164,771)	728,907	1,104,730	(266,761)	837,969

SHAREHOLDERS’ EQUITY
Share capital	13 (b)	43,399,177	4,023,237	47,422,414	39,562,338	4,023,237	43,585,575
Contributed surplus	13 (d)	5,183,894	(5,183,894)	-	4,569,349	(4,569,349)	-
Option reserves	13 (d)	-	5,183,894	5,183,894	-	4,569,349	4,569,349
Deficit	13 (b)(c)	(15,535,709)	(3,757,056)	(19,292,765)	(14,316,189)	(3,756,476)	(18,072,665)
TOTAL EQUITY		33,047,362	266,181	33,313,543	29,815,498	266,761	30,082,259
TOTAL LIABILITIES AND SHARESHOLDER’S EQUITY		$33,941,040	$101,410	$34,042,450	$30,920,228	$-	$30,920,228

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of loss and comprehensive loss for the year ended December 31, 2010

		Canadian	Effect of
	Note	GAAP	Transition	IFRS

Expenses
Amortization		$13,725	$-	$13,725
Consulting		750	-	750
Director fees		24,000	-	24,000
Investor relations		230,011	-	230,011
Legal and audit		86,598	-	86,598
Management fees		270,000	-	270,000
Office and general		317,488	-	317,488
Salaries and benefits		17,250	-	17,250
Stock-based compensation		365,144	-	365,144
Travel and promotion		139,080	-	139,080
		1,464,046	-	1,464,046

Other items
Write-down of equipment		4,731	-	4,731
Interest income		(51,175)	-	(51,175)
		(46,444)	-	(46,444)

Deferred income tax recovery	13 (c)	(198,082)	580	(197,502)

Net loss and comprehensive loss for the period		$1,219,520	$580	$1,220,100

Loss per share – basic and diluted		$(0.02)	$-	$(0.02)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Reconciliation of cash flows for the year ended December 31, 2010

		Canadian	Effect of
	Note	GAAP	Transition	IFRS

Operating activities
Loss before income taxes	13 (c)	$(1,219,520)	$(580)	$(1,220,100)
Adjustments for non-cash items:
Amortization		18,456	-	18,456
Stock-based compensation		365,144	-	365,144
Deferred income taxes		(198,082)	580	(197,502)
Deduct interest income relating to investing activity	13(e)	-	(51,175)	(51,175)
Changes in non-cash working capital items:
Recoverable taxes		(34,139)	-	(34,139)
Miscellaneous receivable		1,518	-	1,518
Prepaid expenses		(71,443)	-	(71,443)
Trade payables and accrued liabilities		(43,430)	-	(43,430)
Net cash flows used in operating activities		(1,181,496)	(51,175)	(1,232,671)

Investing activities
Expenditures on deferred exploration costs		(1,635,699)	-	(1,635,699)
Mining tax credits		1,193,344	-	1,193,344
Expenditures on property, plant and equipment		(4,001)	-	(4,001)
Interest income	13(e)	-	51,175	51,175
Net cash flows used in investing activities		(446,356)	51,175	(395,181)

Financing activities
Proceeds on issuance of common shares - net of share issue costs		3,951,861	-	3,951,861

Net cash flows from financing activities		3,951,861	-	3,951,861

Increase (decrease) in cash and cash equivalents		2,324,009	-	2,324,009
Cash and cash equivalents, beginning		813,736	-	813,736

Cash and cash equivalents, ending		$3,137,745	$-	$3,137,745

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

13.	Transition to IFRS (cont’d)

Notes to reconciliations

(a)	Functional and presentation currency

IFRS requires that the functional currency of each entity in the consolidated Company be determined separately in accordance with the indicators as per IAS 21 “The Effects of Changes in Foreign Exchange Rates” and should be measured using the currency of the primary economic environment in which the entity operates (“the functional currency”). The consolidated financial statements are presented in Canadian dollars which is the Company’s presentation and functional currency.

(b)	Flow-through shares

Flow-through shares are a unique Canadian tax incentive which is the subject of specific guidance under Canadian GAAP. Under Canadian GAAP the Company accounted for the issue of flow-through shares in accordance with provisions of the CICA Emerging Issues Committee Abstract 146 "Flow-through Shares". At the time of issue, the funds received are recorded as share capital. At the time of the filing of the renunciation of the qualifying flow-through expenditures to investors, the Company recorded a future income tax liability with a charge directly to shareholders' equity. Also under Canadian GAAP the Company recorded any deferred tax recovery eligible to be recognized to offset the deferred tax charge to equity as a tax recovery in the statement of operations.

IFRS does not contain explicit guidance pertaining to flow through shares. Therefore, the Company has adopted a policy whereby the premium paid for flow-through shares in excess of the market value of the shares without the flow-through features at the time of issue is initially recorded as a flow-through tax liability. Upon renouncement by the Company of the tax benefits associated with the related expenditures, a deferred tax liability is recognized and the flow-through tax liability is reversed. To the extent that suitable deferred tax assets are available, the Company will reduce the deferred tax liability and record a deferred tax recovery. The Company has retroactively chosen to reverse the changes previously recorded in share capital under Canadian GAAP. This resulted in an increase of $4,023,237 in share capital and deficit.

(c)	Stock-based compensation

Under Canadian GAAP, stock based compensation capitalized to exploration and evaluation assets created a taxable temporary difference that gave rise to a deferred income tax liability. IFRS prohibits the recognition of a deferred tax assets or liability on the initial recognition of asset or liability acquired other than in a business combination provided the transaction affects neither accounting profit nor taxable profit. Therefore, the deferred tax liability and corresponding gross-up recorded when stock-based compensation was capitalized have been reversed. This resulted in a decrease of $266,761 in deferred income tax liability and deficit at January 1, 2010.

(d)	Reserves

Under Canadian GAAP, amounts recorded in relation to the fair value of stock options granted and broker warrants issued were recorded to contributed surplus. Under IFRS, these amounts have been reclassified as option reserves.

(e)	Interest income

Under Canadian GAAP, the Company classified interest income as operating activities. Under IFRS, interest income has been reclassified as an investing activity.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
(Expressed in Canadian dollars - unaudited)
For the Years ended December 31, 2011 and 2010

14.	Subsequent events

In January 2012, the Company announced a non brokered private placement of up to 8.4 million units at a price of $0.18 per unit. Each unit will consist of one common share and one full share purchase warrant. Each warrant is exercisable into one common share at an exercise price of $0.25 within two years after closing of the transaction. Subsequent to December 31, 2011, the Company has received gross cash proceeds of $547,800 and issued 3,043,333 units.

