Form 20-F/A
period 2011-12-31
HARD CREEK NICKEL CORP
filed 2012-06-13
CIK 1336364

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
[   ] YES     [X] NO

EXPLANATORY NOTE

This Form 20-F/A of Hard Creek Nickel Corp. (the “Company”) amends the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2011 as originally filed on May 25, 2012. This Form 20-F/A is being filed in response to a comment letter dated June 5, 2012 received from the United States Securities and Exchange Commission (the “SEC Letter”).

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to address only those items brought forth in the SEC Letter. As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on May 25, 2012.

For details on our amendments to this Form 20-F/A, refer to the following pages:

Item 3-A	page 9
Item 18	page 59
Independent Auditor’s Report	page 59

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
Selected Financial Data in accordance with CDN and US GAAP for the years 2010 - 2007
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

Information based on US GAAP is not comparable to information prepared in accordance with IFRS.

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

Not Applicable

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Change in Registrant's Certifying Accountant

Not Applicable

PART III

Item 17           Financial Statements

Not applicable. See “Item 18. Financial Statements” below.

Item 18           Financial Statements

The financial statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Registration Statement. The auditors’ report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

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
(1)Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.
(2)Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F/A and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HARD CREEK NICKEL CORPORATION

/s/ Brian Fiddler
Brian Fiddler
Chief Financial Officer
Date: June 12, 2012

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2011 and 2010 and January 1, 2010, and the results of its financial performance and its cash flows for the years ended December 31, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, there are certain conditions that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

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

