Form 20-F
period 2012-12-31
HARD CREEK NICKEL CORP
filed 2013-05-01
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

90,373,493 Common Shares without par value issued and outstanding as at December 31, 2012.

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
Accelerated filer [   ] Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [ X]	Other [ ]

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

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars (“$”) unless otherwise stated. A “tonne” is one metric ton or 2,204.6 pounds.

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

Item 2             Offer Statistics and Expected Timetable

Not required.

Item 3             Key Information

A.             Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the two fiscal years ended December 31, 2012 and 2011. The information presented below for the two year period ended December 31, 2012 and 2011 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Hard Creek Nickel Corporation
Selected Financial Data in accordance with IFRS for the years 2012 and 2011
(Expressed in Canadian Dollars)

		2012	2011
Net operating revenues		$0	0

Loss from continued operations		$0	0
Income from discontinued operations	$	N/a	N/a
Net loss		$(319,202)	(1,630,653)
Comprehensive loss		$(319,202)	(1,630,653)

Loss per share from continued operations		$(0.00)	(0.02)
Income per share from discontinued operations	$	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a

Share capital		$48,642,413	47,749,579
Common shares issued		90,373,493	77,330,160
Weighted average shares outstanding		81,032,321	77,161,144

Total assets		$33,849,384	33,254,766

Net assets (liabilities)		$33,435,396	32,618,138

Convertible debentures(current and long term portions)	$	N/a	N/a

Cash dividends declared per common share		$0	0
Exchange rates (Cdn$ to U.S.$) period average		$1.0004	1.0110

Exchange rates (CDN$ to U.S.$) for most recent six months	Period High	Period Low
October 2012	$1.0243	0.9996
November 2012	$1.0074	0.9972
December 2012	$1.0162	1.0048
January 2013	$1.0164	0.9923
February 2013	$1.0040	0.9723
March 2013	$0.9846	0.9696
Exchange rate (CDN$ to U.S.$) April 16, 2013	$0.9894	0.9775

Hard Creek Nickel Corporation
Selected Financial Data in accordance with CDN and US GAAP for the years 2010 - 2007
(Expressed in Canadian Dollars)

CDN GAAP	2010 Audited	2009 Audited	2008 Audited	2007 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL
Net Loss	$1,219,520	$1,477,538	$1,958,267	$1,778,211
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$15,535,709	$14,316,189	$12,838,651	$10,880,384
Depreciation	$13,725	$24,389	$20,860	$14,528
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141	$2,852,726
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,429	$7,110,558
Other Income	$244,526	($239,100 )	$565,874	$1,074,515
Basic and Diluted Net Loss per Share	$0.02	$0.02	$0.03	$0.03
Assets	$33,941,040	$30,920,228	$31,637,006	$33,846,521
Current Assets	$3,411,615	$2,176,886	$6,429,027	$11,529,201
Capital Stock	$43,399,177	$39,562,338	$39,562,338	$39,434,113
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares
Basic and Diluted Net Loss per Common Share	$0.02	$0.02	$0.03	$0.03

Cash Dividends per Common Share	NIL	NIL	NIL	NIL

Information based on US GAAP is not comparable to information prepared in accordance with IFRS.

US GAAP	2010 Audited	2009 Audited	2008 Audited	2007 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL	NIL
Net Loss	$3,020,058	$5,027,072	$4,830,696	$10,974,654
Net Loss from Operations (January 17, 1983 (inception to December 31, 2008)	$48,378,500	$45,358,442	$40,331,370	$35,500,674
Depreciation	$13,725	$24,389	$20,860	$14,528
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141	$2,852,726
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,430	$7,182,030
Other Income	$244,526	($239,100 )	$565,874	($939,898)
Basic and Diluted Net Loss per Share	$0.05	$0.08	$0.08	$0.18
Assets	$3,639,474	$2,419,200	$6,685,512	$11,767,456
Current Assets	$3,411,615	$2,176,886	$6,429,027	$11,529,201
Capital Stock	$43,399,177	$39,562,338	$39,562,338	$41,448,526
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares	60,220,592 common shares
Basic and Diluted Net Loss per Common Share	$0.05	$0.08	$0.08	$0.18
Cash Dividends per Common Share	NIL	NIL	NIL	NIL

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

Please see the section entitled “Governmental Regulations” on page 16 of this annual report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $518,489 and recoverable taxes of $42,357 as of December 31, 2012. We estimate our average monthly operating expenses to be approximately $25,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2013, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we do have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2013 but not for continued exploration. The Company is currently looking for a partner to take the Turnagain project to the feasibility level. We have also identified a PGE exploration program on the Turnagain property that will require the Company to seek additional financing or a joint venture partnership. We do not currently have any arrangements for financing or joint venture partnerships and may not be able to find such if required. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 30, 2013, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 21,235,333 of our common shares which, if exercised, would represent approximately 19 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 12 hours per week, which is approximately 30% of his working hours, to the management of our company. George Sookochoff, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Gary Johnson a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Cliff Carson a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company.

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

We have our head office and principal place of business at Suite 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 Canada (Telephone: 604.681.2300). We do not have an agent in the United States.

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2012, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure from January 1, 2010 to December 31, 2012 was CDN$4,400,000.

As of December 31, 2012, we had approximately $385,000 in working capital, which is sufficient to cover our operating costs for the next twelve months at $25,000 per month. If the Company is to carry out a 2013 exploration program, we will be required to obtain additional equity funding or secure a joint venture partner to provide funding to cover 100% of the anticipated costs.

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

Our primary natural resource property is the Turnagain Property, located in the Liard Mining Division of northern British Columbia. We also own two very early stage, mineral properties in British Columbia. We have not identified the existence of any commercially viable mineral deposits at any of our mineral properties.

It is unlikely that a commercially viable mineral deposit exists on any of our properties, and further exploration is required before we can evaluate whether any exist and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 10 of this annual report for additional information about the risks of mineral exploration.

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

Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$10.00 per hectare per year during the first 2 years following the location of the mineral claims. This amount is increased to CAN$20.00 per hectare in the third and fourth years and CAN$30 per hectare in the fifth and sixth years and CAN$40.00 per hectare for all succeeding years.

Legacy mineral claims in British Columbia may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work in the amount of CAN$4.00 per hectare per year during the first 3 years following the location of the mineral claims. This amount is increased to CAN$10.00 per hectare for all succeeding years.

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

The company has recently rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical test-work. We rent this facility for $1,800 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $105,000 located at our Vancouver Office and our camp at the Turnagain property. We lease a photocopier at the rate of $452 per month. Satellite internet and telephone service at our camp at the Turnagain property costs $150 per month.

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

Exploration data collected during the 2003 to 2012 exploration programs was completed under the supervision of Neil Froc, P. Eng., and Tony Hitchins, M.Sc., both employees of Hard Creek Nickel Corporation. In July 2012, Neil Froc left the Company.

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

Description of Claims

Our Turnagain Property consists of 71 neighboring mineral claims. Hard Creek Nickel Corporation owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330 formerly the “Cub” claim). We retain the right to purchase all or part of the net smelter royalty for CAN $1,000,000 per 1%. The following table summarizes the claim name, size, and expiry dates for the 71 claims in the Turnagain property as of April 30, 2013.

The following table shows details relating to Hard Creek Nickel Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure			Good To
Number	Claim Name	Issue Date	Date	Status	Area (ha)
402907	BOBNER 1	2003/may/29	2013/sep/01	GOOD	25.0
402908	BOBNER 2	2003/may/29	2013/sep/01	GOOD	25.0
402909	BOBNER 3	2003/may/29	2013/sep/01	GOOD	25.0
402910	BOBNER 4	2003/may/29	2013/sep/01	GOOD	25.0
402911	BOBNER 5	2003/may/29	2013/sep/01	GOOD	25.0
402912	BOBNER 6	2003/may/29	2013/sep/01	GOOD	25.0
407627	PUP 4	2004/jan/01	2021/jan/01	GOOD	500.0
501131	Drift 1	2005/jan/12	2019/jan/12	GOOD	421.965
501168	Drift 2	2005/jan/12	2019/jan/12	GOOD	421.755
501234	Drift 3	2005/jan/12	2019/jan/12	GOOD	421.729
501298	Drift 4	2005/jan/12	2019/jan/12	GOOD	421.794
503365		2005/jan/14	2019/feb/18	GOOD	793.347
508218	Dinah 1	2005/mar/03	2019/mar/03	GOOD	407.204
508219	Dinah 2	2005/mar/03	2019/mar/03	GOOD	407.052
508221	Dinah 3	2005/mar/03	2019/mar/03	GOOD	406.859
508222	Dinah 4	2005/mar/03	2019/mar/03	GOOD	406.701
508223	Dinah 5	2005/mar/03	2019/mar/03	GOOD	407.096
508225	Dinah 6	2005/mar/03	2019/mar/03	GOOD	407.096
508226	Dinah 7	2005/mar/03	2019/mar/03	GOOD	254.575
508227	Dinah 8	2005/mar/03	2019/mar/03	GOOD	407.298
508228	Dinah 9	2005/mar/03	2019/mar/03	GOOD	135.529
508229	Dinah 10	2005/mar/03	2019/mar/03	GOOD	203.4
510889		2005/apr/18	2019/apr/07	GOOD	1627.862
510892		2005/apr/18	2019/apr/07	GOOD	1219.257
510910		2005/apr/18	2019/apr/07	GOOD	1424.279
510911		2005/apr/18	2019/apr/07	GOOD	1066.865
510912		2005/apr/18	2019/apr/07	GOOD	779.891
511214		2005/apr/20	2019/feb/18	GOOD	979.883
511226		2005/apr/20	2019/feb/18	GOOD	1216.076
511227		2005/apr/20	2019/feb/17	GOOD	506.714
511230		2005/apr/20	2019/feb/17	GOOD	760.466
511234		2005/apr/20	2019/feb/16	GOOD	185.888
511244		2005/apr/20	2019/feb/18	GOOD	489.918
511251		2005/apr/20	2019/feb/17	GOOD	473.406
511257		2005/apr/20	2019/feb/17	GOOD	1014.444
511279		2005/apr/20	2019/feb/17	GOOD	896.687
511304		2005/apr/21	2019/feb/17	GOOD	1149.679
511305		2005/apr/21	2019/sep/27	GOOD	270.959
511306		2005/apr/21	2019/feb/19	GOOD	881.166
511329		2005/apr/21	2019/sep/27	GOOD	1015.364
511330		2005/apr/21	2021/dec/01	GOOD	592.594
511337		2005/apr/21	2018/dec/01	GOOD	1065.752
511340		2005/apr/21	2018/dec/01	GOOD	253.92
511344		2005/apr/21	2019/feb/19	GOOD	270.999
511347		2005/apr/21	2019/apr/07	GOOD	474.339
511348		2005/apr/21	2021/dec/01	GOOD	389.388
511586		2005/apr/25	2019/jan/01	GOOD	236.94

511593		2005/apr/25	2021/jan/01	GOOD	101.549
511627		2005/apr/25	2018/dec/01	GOOD	592.115
511628		2005/apr/25	2019/feb/18	GOOD	708.952
511629		2005/apr/25	2019/feb/18	GOOD	472.918
528780	T1	2006/feb/23	2019/feb/23	GOOD	67.745
528781	T2	2006/feb/23	2019/feb/23	GOOD	203.314
528782	T3	2006/feb/23	2019/feb/23	GOOD	152.557
528784	T4	2006/feb/23	2019/feb/23	GOOD	288.253
528787	T5	2006/feb/23	2019/feb/23	GOOD	169.649
528788	T6	2006/feb/23	2019/feb/23	GOOD	270.22
528789	T7	2006/feb/23	2019/feb/23	GOOD	422.475
528790	T8	2006/feb/23	2019/feb/23	GOOD	253.607
570454		2007/nov/22	2019/may/26	GOOD	456.7897
570455		2007/nov/22	2019/may/26	GOOD	236.9606
570456		2007/nov/22	2019/may/26	GOOD	220.1722
570457		2007/nov/22	2019/may/26	GOOD	16.9303
609390	FLAT 7	2009/jul/21	2018/sep/20	GOOD	254.5875
609394	FLAT 6	2009/jul/21	2018/sep/20	GOOD	407.4018
609396	FLAT 8	2009/jul/21	2018/sep/20	GOOD	203.7866
609397	FLAT 5	2009/jul/21	2018/sep/20	GOOD	407.3977
609398	FLAT 4	2009/jul/21	2018/sep/20	GOOD	407.3685
609403	FLAT 3	2009/jul/21	2018/sep/20	GOOD	407.3103
609423	FLAT 2	2009/jul/21	2018/sep/20	GOOD	407.2953
609424	FLAT 1	2009/jul/21	2018/sep/20	GOOD	424.2271

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

Our 2006 exploration program was completed by early November and included 19,111 meters of diamond drilling in 68 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work on composite samples from our 2005 and 2006 drill core was also completed during 2007.

Our 2007 exploration program was completed by early November and included 24,325 meters of diamond drilling in 72 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work was directed towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

Our 2008 exploration program was completed by early September and included 4,105 meters of diamond drilling in 15 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work continued towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

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

In 2010 the focus was primarily on the geological and mineralization model refinement and metallurgical test-work rather than the traditional field work exploration programs.

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

The financial results of the assessment (“Base Case”) were developed using commodity prices of US $8.50/lb. of nickel and US $14.00/lb. of cobalt, an exchange rate of 0.95 US$/CAN$ and a discount rate of 8.0%. The nickel price was considered reasonable given the spot price of nickel on October 14, 2011 was US $8.63/lb. , the LME three-year historical rolling average prices as of the end of September 2011 is US $8.70/lb. , and our metal market analyst projects a long term price of US $9.50/lb.

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

(US $millions)	Initial	Expansion	Total LOM
		(Year 5)

Mine	244	68	406
Processing	986	406	1,392
Other & Sustaining	95	18	478
Working Capital	32	0	32
Total Capital	$ 1,357	$ 492	$ 2,308

The mine site operating costs are presented below for the initial five years, after expansion (from Year 6 to 21) and the life of mine (“LOM”) as US$/tonne ore.

		(US$/tonne ore)
	Year 1-5	Year 6-21	LOM

Mining	3.11	3.11	2.52
Processing (incl. Tailings)	4.69	4.38	4.44
General and Administration	0.57	0.29	0.33
Total Operating Cost	$ 8.37	$ 7.78	$ 7.29

MINERAL RESOURCES

The total estimated resource for the Turnagain Project, at a 0.1% Ni cut-off, is as follows:

Measured :	227,379,000 tonnes @ 0.22% Ni and 0.014% Co
Indicated :	638,103,000 tonnes @ 0.21% Ni and 0.013% Co
Inferred :	976,295,000 tonnes @ 0.20% Ni and 0.013% Co

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

The engineering report referred to in this document uses the terms “measured” “indicated” and “inferred” resources. We advise U.S. investors that while those terms are recognized and required by Canadian regulations, the U.S. Securities and Exchange Commission does not recognize them. U.S. investors are cautioned not to assume that any part or all of mineral deposits in these categories would ever be converted to reserves.

Subsequent to Year End

During the year ended December 31, 2012, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs, identified a PGE exploration program on the Turnagain property and conducted an initial field assessment of a newly staked property during the 2012 field season. A detailed review of the metallurgical status of the project has been completed, and provided recommendations which identify the work required to take the metallurgy to a feasibility level.

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

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

General and Administrative - During fiscal 2012 the Company decided to down size staff, cut all non-essential administrative expenses and limit the amount of exploration work in order to conserve cash. As a result the Company incurred a net loss of $319,202 ($0.00 per share) compared to a net loss of $1,630,653 ($0.02 per share) in fiscal 2011. The administrative expenses for 2012 were $686,572, down from $1,648,655 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $10,893 and $12,521 in 2012 and 2011, respectively. The second non-cash expense is stock-based compensation which recognizes the fair value of stock options granted and vested; these amounts were $Nil and $531,004 in 2012 and 2011, respectively. Excluding these items, the 2012 administrative expenses were $675,679, down from $1,105,130 in 2011. Consulting expenses in 2012 were $2,000 (2011: $16,500), a decrease of $14,500 or 88%. Director fees in 2012 were $4,000 (2011: $24,000), a decrease of $20,000 or 83%. Investor relations expenses in 2012 were $128,561 (2011: $265,147), a decrease of $136,586 or 52%. Legal and audit expenses in 2012 were $45,874 (2011: $61,404), a decrease of $15,530 or 25%. Management fees in 2012 were $198,000 (2011: $264,000), a decrease of $66,000 or 25%. Office and general expenses in 2012 were $275,070 (2011: $331,953), a decrease of $56,883 or 17%. Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $56,000 per month compared to $92,000 per month in 2011.

During 2012, the Company wrote off $11,740 in exploration properties (2011: $Nil) and earned $5,856 from interest income (2011: $18,024), a decrease of $12,168 or 68%. The Company paid $7,144 of interest expense (2011: $Nil) to the CEO for providing an unsecured loan. The Company had deferred income tax recovery of $380,398 for 2012 compared to deferred income tax expense of $22 in 2012, a difference of $380,420 primarily from the expected recovery of income taxes from the 2012 net loss before income taxes and increased resource tax pools.

Exploration - During the year ended December 31, 2012, the Company incurred exploration and evaluation costs of $362,920 (2011: $2,027,326). This $1,664,406 decrease was part of the Company’s overall decision to conserve cash and focus on finding a partner to take the project to the feasibility level.

B.             Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2012 consolidated financial statements have been prepared in accordance with IFRS.

As at December 31, 2012, our company had accumulated losses totaling $21,242,620 and a working capital of $384,518. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2012 the Company had cash of $518,489 and working capital of $384,518.

As of April 30, 2013, we had approximately $329,000 in cash, $38,000 in recoverable taxes, and $124,000 in accrued liabilities which is sufficient to cover our operating costs for fiscal year 2013 at an estimated $25,000 per month. If the Company is to conduct a 2013 exploration program, we will need to raise additional funds through further equity issuances or loans.

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

There were no changes to the accounting policies applied by our company to each of the 2012 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2012.

Critical Accounting Estimates

As at December 31, 2012, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $32,719,366. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

Income taxes

Preparation of the consolidated financial statements involves determining an estimate of, or provision for, income taxes. The process also involves making an estimate of taxes currently payable and taxes expected to be payable or recoverable in future periods, referred to as deferred taxes. Deferred taxes result from the effects of temporary differences due to items that are treated differently for tax and accounting purposes. The tax effects of these differences are reflected in the consolidated balance sheet as deferred tax assets and liabilities. An assessment must also be made to determine the likelihood that the Company’s future taxable income will be sufficient to permit the recovery of deferred tax assets. To the extent that such recovery is not probable, recognized deferred tax assets must be reduced to the recoverable amount. Judgement is required in determining the provision for income taxes and recognition of deferred tax assets and liabilities. Management must also exercise judgement in its assessment of continually changing tax interpretations, regulations and legislation, to ensure deferred tax assets and liabilities are complete and fairly presented. The effects of differing assessments and applications could be material.

Future Accounting Changes

Accounting standards issued but not yet effective:

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC-12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amended Standard IAS 1 “Presentation of Financial Statements”

This standard provides extensive guidance on determining fair value for measurement or disclosure purposes. The Company will adopt the standard prospectively effective January 1, 2013.

IAS 27 - Separate Financial Statements

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted.

IAS 28 - Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted.

None of the above standards have been early adopted or are expected to have significant impact on the Company’s consolidated financial statements.

Item 6             Directors, Senior Management and Employees

A.             Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 58	Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.
George Sookochoff Director Age: 61	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 67	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.

Lyle Davis Director Age: 57

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.

Gary Johnson Director Age: 56	Mr. Johnson has been a director of our company since June 2010. As a non- executive director, Mr. Johnson is responsible for the corporate governance of our company.
Cliff Carson Director Age: 64	Mr. Carson has been a director of our company since May 2011. As a non- executive director, Mr. Carson is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 51

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Neil Froc Former Executive Vice President Age: 51

Mr. Froc was our executive vice president from June 2006 to July 2012. As Executive Vice President, Mr. Froc was responsible for the management of engineering and technical studies including infrastructure and socio-economic project development.

Leslie Young Corporate Secretary Age: 54

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

George Sookochoff – Director

Mr. Sookochoff has been a director of our company since November of 2003. Mr. Sookochoff is a graduate of the University of British Columbia. He is responsible for computer systems management providing Graphical Information Systems (GIS). Mr. Sookochoff has been providing GIS and exploration data management services to mining companies since 1983. Mr. Sookochoff served as President and CEO of PBX Ventures Ltd. (TSX – “PBX”) until October 2012 and is committed 10% to the business of Hard Creek Nickel Corporation.

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

Mr. Carson holds a B.A. with Honors in Economics from Simon Fraser University.

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He has been a member of the Certified General Accountants’ Association of British Columbia and the Certified General Accountants’ Association of Canada since 1992. Mr. Fiddler is the proprietor of Brian Fiddler, CGA, a public accounting firm since 1992 specializing in financial consulting, Mr. Fiddler is committed 30% to the business of Hard Creek Nickel Corporation.

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

B.             Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2012:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen -sation ($)	Total Compen -sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2012	$79,500	Nil	Nil	Nil	Nil	Nil	Nil	$79,500
George Sookochoff Director	2012	$2,000	Nil	Nil	Nil	Nil	Nil	Nil	$2,000
Tom Milner Director	2012	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Lyle Davis Director	2012	$2,000	Nil	Nil	Nil	Nil	Nil	Nil	$2,000
Gary Johnson Director	2012	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil

Cliff Carson Director	2012	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Brian Fiddler Controller and Chief Financial Officer	2012	$60,500	Nil	Nil	Nil	Nil	Nil	Nil	$60,500
Neil Froc Former Executive Vice President	2012	$89,500	Nil	Nil	Nil	Nil	Nil	25,000	$89,500
Leslie Young Corporate Secretary	2012	$58,000	Nil	Nil	Nil	Nil	Nil	Nil	$58,000

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

D.             Employees

As of December 31, 2012, we had three part-time employees, including one of our officers. We do not have any relationship with any labor unions.

E.             Share Ownership

There were 90,373,493 Common Shares issued and outstanding as of April 30, 2013. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 30, 2013:

Name	Number of Common Shares Beneficially Owned as of April 30, 2013	Percentage(1)
Mark Jarvis	8,385,289 (2)	8.63%
George Sookochoff	550,000(3)	0.57%
Tom Milner	810,000(4)	0.83%
Lyle Davis	770,000(5)	0.79%
Brian Fiddler	554,368(6)	0.57%
Leslie Young	538,800(7)	0.55%
Gary Johnson	1,150,000(8)	1.18%
Cliff Carson	1,860,000(9)	1.92%

(1)

Based on 90,373,493 Common Shares issued and outstanding as at April 30, 2013, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2013.

(2)	Includes stock options to purchase up to 1,475,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(3)	Includes stock options to purchase up to 550,000 of our Common Shares at exercise prices ranging from $.10 - $0.30 per share expiring up to January 4, 2018.
(4)	Includes stock options to purchase up to 700,000 of our Common Shares at exercise prices ranging from $.10 - $1.00 per share expiring up to January 4, 2018.
(5)	Includes stock options to purchase up to 750,000 of our Common Shares at exercise prices ranging from $.10 - $1.00 per share expiring up to January 4, 2018.
(6)	Includes stock options to purchase up to 500,000 of our Common Shares at exercise prices ranging from $.10 - $1.00 per share expiring January 4, 2018.
(7)	Includes stock options to purchase up to 475,000 of our Common Shares at exercise prices ranging from $0.10 - $0.50 per share expiring January 4, 2018.
(8)	Includes stock options to purchase up to 1,000,000 of our Common Shares at exercise prices ranging from $0.10 - $0.50 per share expiring January 4, 2018.
(9)	Includes stock options to purchase up to 1,300,000 of our Common Shares at exercise prices ranging from $0.10 - $0.42 per share expiring January 4, 2018.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan. There were no stock options granted during the fiscal year ending December 31, 2012.

Item 7             Major Shareholders and Related Party Transactions

A.             Major Shareholders

The following table sets forth, as of April 30, 2013, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	8,385,289 (2)	8.63%

(1)

Based on 90,373,493 Common Shares issued and outstanding as at April 30, 2013, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2013.

(2)	Includes stock options to purchase up to 1,475,000 of our Common Shares at exercise prices ranging from $0.10 – 0.50 per share expiring January 4, 2018.

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

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2012	2011
Directors or companies controlled by directors of our company	$51,000	$4,500

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2012	2011
Exploration and evaluation expenditures (capitalized)	$-	$101,050
Fees to non-management directors	4,000	24,000
Interest expense on unsecured loan	7,144	-
Stock-based compensation to non-management directors	-	333,395
	$11,144	$458,445

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2012	2011
Exploration and evaluation expenditures (capitalized)	$89,500	$175,000
Management fees	198,000	264,000
Stock-based compensation	-	194,689
	$287,500	$633,689

C.             Interests of Experts and Counsel

Not required.

Item 8             Financial Information

A.             Consolidated and Other Financial Information

See Item 17 and our consolidated financial statements and accompanying notes.

B.             Significant Changes

Our company is not aware of any significant change since December 31, 2012 that is not otherwise reported in this filing.

Item 9             The Offer and Listing

A.             Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2008 through to December 31, 2012) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-08	$1.06	$0.08
31-Dec-09	$0.35	$0.09
31-Dec-10	$0.65	$0.19
31-Dec-11	$0.52	$0.16
31-Dec-12	$0.20	$0.04

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Exchange were as follows:

Quarter Ended	High	Low
31-Mar-11	$0.52	$0.41
30-Jun-11	$0.43	$0.28
30-Sep-11	$0.30	$0.22
31-Dec-11	$0.28	$0.16
31-Mar-12	$0.20	$0.14
30-Jun-12	$0.14	$0.06
30-Sep-12	$0.09	$0.04
31-Dec-12	$0.08	$0.04

The high and low market prices for the most recent six months on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Oct-12	$0.08	$0.06
30-Nov-12	$0.07	$0.04
31-Dec-12	$0.08	$0.04
31-Jan-13	$0.08	$0.05
29-Feb-13	$0.07	$0.05
31-Mar-13	$0.05	$0.03

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

C.             Material Contracts

We have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2012, the two fiscal years proceeding and the current fiscal year up to and including the date of this annual report. Each contract is between Hard Creek Nickel and the Contractor, there is no provision to pass any of these contracts to Hard Creek Nickel’s wholly-owned subsidiary, Canadian Metals Exploration Ltd.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2012, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2012.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2011. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2012. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2012.

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

Principal Accountant Fees and Services

Audit-Related Fees

Fiscal Year 2012: $26,500	Fiscal Year 2011: $35,000

Tax Fees

Fiscal Year 2012: $Nil	Fiscal Year 2011: $Nil

All Other Fees

Fiscal Year 2012: $Nil	Fiscal Year 2011: $Nil

Exemptions from the Listing Standards for Audit Committees

Not Applicable

Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Change in Registrant's Certifying Accountant

Not Applicable

PART III

Item 17             Financial Statements

Not applicable. See “Item 18. Financial Statements” below.

Item 18             Financial Statements

The financial statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Statement. The auditors’ report of Dale Matheson Carr-Hilton LaBonte LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2012 and 2011.
Consolidated Statements of Comprehensive Loss as at December 31, 2012 and 2011.
Consolidated Statements of cash flows for the years ended December 31, 2012 and 2011.

Item 19             Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

8.	List of Subsidiaries

8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act for Brian Fiddler*

13	Section 906 Certifications

13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*

13.2	Section 906 Certifications under Sarbanes-Oxley Act for Brian Fiddler*

15.	Additional Exhibits

15.1	Consent of Ronald G. Simpson*

15.2	Consent of N.C. Carter*

15.3	Consent of Tony Hitchins*

15.4	Consent of Alan Riles*

15.5	Code of Ethics (2)

*Filed herewith.

(1)	Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.
(2)	Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

HARD CREEK NICKEL CORPORATION

“Brian Fiddler”

Brian Fiddler
Chief Financial Officer
Date: April 30, 2013

Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2012 and 2011

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corp.

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corp., which comprise the consolidated statements of financial position as at December 31, 2012 and 2011, and the consolidated statements of comprehensive income and loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated Financial Statements
Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corp. as at December 31, 2012 and 2011, and its financial performance and its cash flows for the years ended December 31, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that cast significant doubt about Hard Creek Nickel Corp.’s ability to continue as a going concern.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 21, 2013

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars
		December 31,	December 31,
	Notes	2012	2011

ASSETS
Current assets
Cash		$518,489	$236,530
Receivables	4	42,357	284,354
Prepaid expenses		17,982	27,625
		578,828	548,509
Non-current assets
Reclamation deposits	14	337,900	337,900
Plant and equipment	5	33,790	44,683
Mineral property interests	6	179,500	179,500
Exploration and evaluation assets	6	32,719,366	32,144,174
		33,270,556	32,706,257

TOTAL ASSETS		$33,849,384	$33,254,766

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$194,310	$254,282

Non-current liabilities
Deferred tax liabilities	9	219,678	382,346

TOTAL LIABILITIES		413,988	636,628

EQUITY
Share capital	10	48,642,413	47,749,579
Share-based payment reserve	10	6,035,603	5,791,977
Deficit		(21,242,620)	(20,923,418)

TOTAL EQUITY		33,435,396	32,618,138

TOTAL LIABILITIES AND EQUITY		$33,849,384	$33,254,766

Lease obligations (Note 8)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars
		Years ended
		December 31,	December 31,
	Notes	2012	2011

Operating expenses
Amortization	5	$10,893	$12,521
Consulting		2,000	16,500
Director fees	12	4,000	24,000
Investor relations		128,561	265,147
Legal and audit		45,874	61,404
Management fees	12	198,000	264,000
Office and general		275,070	331,953
Salaries and benefits		-	9,410
Stock-based compensation	10, 12	-	531,004
Travel and promotion		22,174	132,716
		686,572	1,648,655

Other items
Exploration property write-off	6	11,740	-
Interest expense	12	7,144	-
Interest income		(5,856)	(18,024)
		13,028	(18,024)
Loss before income taxes		699,600	1,630,631

Deferred income tax (recovery) expense	9	(380,398)	22

Loss and comprehensive loss for the year		$319,202	$1,630,653

Loss per share – basic and diluted	10	$(0.00)	$(0.02)
Weighted average number of shares outstanding – basic and diluted	10	81,032,321	77,161,144

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars
		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at January 1, 2011		76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543
Comprehensive loss:
Comprehensive loss for the year		-	-	-	(1,630,653)	(1,630,653)
		76,545,052	47,422,414	5,183,894	(20,923,418)	31,682,890
Shares issued for cash – warrant exercise	10	785,108	310,333	-	-	310,333
Fair value of broker warrants allocated to share capital on exercise	10	-	16,832	(16,832)	-	-
Share-based compensation	10	-	-	624,915	-	624,915
Balance at December 31, 2011		77,330,160	47,749,579	5,791,977	(20,923,418)	32,618,138

Comprehensive loss:
Comprehensive loss for the year		-	-	-	(319,202)	(319,202)
		77,330,160	47,749,579	5,791,977	(21,242,620)	32,298,936
Shares issued for cash – private placement	10	13,043,333	1,147,800	-	-	1,147,800
Fair value of warrants issued – private placement	10		(239,989)	239,989	-	-
Share issue costs, net of tax recovery	10	-	(11,340)	-	-	(11,340)
Fair value of broker warrants	10	-	(3,637)	3,637	-	-
Balance at December 31, 2012		90,373,493	$48,642,413	$6,035,603	$(21,242,620)	$33,435,396

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars
	Year ended
	December 31,	December 31,
	2012	2011

Operating activities
Loss for the year	$(319,202)	$(1,630,653)
Adjustments for:
Amortization	10,893	12,521
Exploration property write-off	11,740	-
Income tax expense (recovery)	(380,398)	22
Interest income	(5,856)	(18,024)
Stock-based compensation	-	531,004
Changes in non-cash working capital items:
Receivables	241,997	(120,771)
Prepaid expense	9,643	82,662
Trade payables and accrued liabilities	(12,783)	(83,545)
Net cash flows from (used in) operating activities	(443,966)	(1,226,784)

Investing activities
Expenditures on exploration and evaluation assets	(412,611)	(1,835,542)
Expenditures on plant and equipment	-	(17,246)
Reclamation deposits	-	(150,000)
Interest income	5,856	18,024
Net cash flows from (used in) investing activities	(406,755)	(1,984,764)

Financing activities
Proceeds on issuance of common shares - net of
share issue costs	1,132,680	310,333
Net cash flows from (used in) financing activities	1,132,680	310,333
Increase (decrease) in cash	281,959	(2,901,215)
Cash, beginning	236,530	3,137,745

Cash, ending	$518,489	$236,530

Supplemental cash flow information (Note 13)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

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

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2012 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on March 21, 2013 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

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

Certain of the comparative figures have been reclassified to conform to current year’s presentation.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	The assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

Exploration and evaluation expenditures

Costs incurred before the Company has obtained the legal rights to explore an area are expensed as incurred.

Exploration and evaluation expenditures include the costs of acquiring licenses and costs associated with exploration and evaluation activity. Option payments are considered acquisition costs provided that the Company has the intention of exercising the underlying option.

Property option agreements are exercisable entirely at the option of the optionee. Therefore, option payments (or recoveries) are recorded when payment is made (or received) and are not accrued.

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits received are recorded as a reduction to the cumulative costs incurred and capitalized on the related property.

Exploration and evaluation assets are tested for impairment if facts or circumstances indicate that impairment exists. Examples of such facts and circumstances are as follows:

-	the period for which the Company has the right to explore in the specific area has expired during the period or will expire in the near future, and is not expected to be renewed;

-	substantive expenditure on further exploration for and evaluation of mineral resources in the specific area is neither budgeted nor planned;

-

exploration for and evaluation of mineral resources in the specific area have not led to the discovery of commercially viable quantities of mineral resources and the entity has decided to discontinue such activities in the specific area; and

-

sufficient data exist to indicate that, although a development in the specific area is likely to proceed, the carrying amount of the exploration and evaluation asset is unlikely to be recovered in full from successful development or by sale.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Loss per share

Basic loss per share is calculated by dividing the loss attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the loss attributable to common shareholders equals the reported loss attributable to owners of the Company. Diluted loss per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted loss per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.

Financial instruments

The Company classifies its financial instruments in the following categories: financial assets at fair value through profit or loss, loans and receivables, held-to-maturity investments, available-for-sale financial assets and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Financial assets are classified at fair value through profit or loss when they are either held for trading for the purpose of short-term profit taking, derivatives not held for hedging purposes, or when they are designated as such to avoid an accounting mismatch or to enable performance evaluation where a group of financial assets is managed by key management personnel on a fair value basis in accordance with a documented risk management or investment strategy. Such assets are subsequently measured at fair value with changes in carrying value being included in profit or loss.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Available-for-sale financial assets are non-derivative financial assets that are designated as available-for-sale or are not suitable to be classified as financial assets at fair value through profit or loss, loans and receivables or held-to-maturity investments and are subsequently measured at fair value. These are included in current assets to the extent they are expected to be realized within 12 months after the end of the reporting period. Unrealized gains and losses are recognized in other comprehensive income, except for impairment losses and foreign exchange gains and losses on monetary financial assets.

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

Regular purchases and sales of financial assets are recognized on the trade-date – the date on which the group commits to purchase the asset.

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

Impairment of assets

The carrying amount of the Company’s assets (which include plant and equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset’s fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

An impairment loss is only reversed if there is an indication that the impairment loss may no longer exist and there has been a change in the estimates used to determine the recoverable amount. Any reversal of impairment cannot increase the carrying value of the asset to an amount higher than the carrying amount that would have been determined had no impairment loss been recognized in previous years.

Assets that have an indefinite useful life are not subject to amortization and are tested annually for impairment.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Income taxes

Current income tax:

Current income tax assets and liabilities for the current period are measured at the amount expected to be recovered from or paid to the taxation authorities. The tax rates and tax laws used to compute the amount are those that are enacted or substantively enacted, at the reporting date, in the countries where the Company operates and generates taxable income.

Current income tax relating to items recognized directly in other comprehensive income or equity is recognized in other comprehensive income or equity and not in profit or loss. Management periodically evaluates positions taken in the tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions where appropriate.

Deferred income tax:

Deferred income tax is recognized, using the asset and liability method, on temporary differences at the reporting date arising between the tax bases of assets and liabilities and their carrying amounts for financial reporting purposes.

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

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company’s common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

Restoration and environmental obligations

The Company recognizes liabilities for statutory, contractual, constructive or legal obligations associated with the retirement of long-term assets, when those obligations result from the acquisition, construction, development or normal operation of the assets. The net present value of future restoration cost estimates arising from the decommissioning of plant and other site preparation work is capitalized to the related asset along with a corresponding increase in the restoration provision in the period incurred. Discount rates using a pre-tax rate that reflect the time value of money are used to calculate the net present value.

The Company’s estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company’s estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Restoration and environmental obligations (cont’d)

Changes in the net present value, excluding changes in the Company’s estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company’s accounting policy for exploration and evaluation assets.

At December 31, 2012 and December 31, 2011, the Company had no material restoration and environmental obligations.

Plant and equipment

Plant and equipment are stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive loss.

Amortization is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of plant and equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments”

This new standard is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2015.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

3.	Accounting standards issued but not yet effective (cont’d)

New standard IFRS 10 “Consolidated Financial Statements”

This new standard will replace IAS 27 “Consolidated and Separate Financial Statements”, and SIC- 12 “Consolidation – Special Purpose Entities”. Concurrent with IFRS 10, the IASB issued IFRS 11 “Joint Ventures”; IFRS 12 “Disclosures of Involvement with Other Entities”; IAS 27 “Separate Financial Statements”, which has been amended for the issuance of IFRS 10 but retains the current guidance for separate financial statements; and IAS 28 “Investments in Associates and Joint Ventures”, which has been amended for conforming changes based on the issuance of IFRS 10 and IFRS 11.

IFRS 10 uses control as the single basis for consolidation, irrespective of the nature of the investee, eliminating the risks and rewards approach included in SIC-12, and requires continuous assessment of control over an investee. The above consolidation standards are effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 11 “Joint Arrangements”

This new standard requires a venturer to classify its interest in a joint arrangement as a joint venture or joint operation. Joint ventures will be accounted for using the equity method of accounting whereas for a joint operation the venture will recognize its share of the assets, liabilities, revenue and expenses of the joint operation. Under existing IFRS, entities have the choice to proportionately consolidate or equity account for interests in joint ventures. IFRS 11 supersedes lAS 31, Interests in Joint Ventures, and SIC-13, Jointly Controlled Entities-Non-monetary Contributions by Venturers. IFRS 11 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 12 “Disclosure of Interests in Other Entities”

This new standard establishes disclosure requirements for interests in other entities, such as joint arrangements, associates, special purpose vehicles and off balance sheet vehicles. The standard carries forward existing disclosures and also introduces significant additional disclosure requirements that address the nature of, and risks associated with, an entity's interests in other entities. IFRS 12 is effective for annual periods beginning on or after January 1, 2013.

New standard IFRS 13 “Fair value measurement”

This new standard replaces the fair value measurement guidance currently included in various other IFRS standards with a single definition of fair value and extensive application guidance. IFRS 13 provides guidance on how to measure fair value and does not introduce new requirements for when fair value is required or permitted. It also establishes disclosure requirements to provide users of the financial statements with more information about fair value measurements. IFRS 13 is effect for annual periods beginning on or after January 1, 2013.

Amended Standard IAS 1 “Presentation of Financial Statements”

This standard provides extensive guidance on determining fair value for measurement or disclosure purposes. The Company will adopt the standard prospectively effective January 1, 2013.

IAS 27 - Separate Financial Statements

IAS 27 contains accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IAS 27 requires an entity preparing separate financial statements to account for those investments at cost or in accordance with IFRS 9. This new standard is effective January 1, 2013 with earlier application permitted.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

3.	Accounting standards issued but not yet effective (cont'd)

IAS 28 - Investments in Associates and Joint Ventures

IAS 28 prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. This amendment is effective January 1, 2013 with earlier application permitted.

None of the above standards have been early adopted or are expected to have significant impact on the Company’s consolidated financial statements.

4.	Receivables

	December 31,	December 31,
	2012	2011
Harmonized sales tax	$10,254	$47,134
British Columbia mining tax credits	31,326	237,220
Other receivable	777	-
	$42,357	$284,354

5.	Plant and equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2011	$30,230	$19,359	$54,189	$103,778
Additions	-	9,450	7,795	17,245
At December 31, 2011	30,230	28,809	61,984	121,023
At December 31, 2012	30,230	28,809	61,984	121,023
Amortization:
At January 1, 2011	21,066	11,696	31,057	63,819
Charge for the year	2,749	3,961	5,811	12,521
At December 31, 2011	23,815	15,657	36,868	76,340
Charge for the year	1,925	3,945	5,023	10,893
At December 31, 2012	25,740	19,602	41,891	87,233
Net book value:
At December 31, 2011	$6,415	$13,152	$25,116	$44,683
At December 31, 2012	$4,490	$9,207	$20,093	$33,790

Amortization expense of $10,893 (2011 - $12,521) was recorded in the consolidated statements of comprehensive loss.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2010	2011	2011	2012	2012
Assays and testing	$2,019,755	$27,439	$2,047,194	$3,522	$2,050,716
Claims renewal /Staking	433,707	7,255	440,962	12,641	453,603
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,181,793	74,658	1,256,451	170	1,256,621
Exploration data management	898,534	14,000	912,534	788	913,322
First Nations	166,444	-	166,444	-	166,444
Geochemistry	100,980	9,225	110,205	-	110,205
Geological and engineering services	7,396,246	1,003,073	8,399,319	251,097	8,650,416
Geophysical services	702,083	38,303	740,386	-	740,386
Metallurgy	3,132,617	540,829	3,673,446	60,476	3,733,922
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,322,402	186,724	1,509,126	29,443	1,538,569
Transportation	2,453,894	125,820	2,579,714	16,523	2,596,237
Property impairment	(119,347)	-	(119,347)	(11,740)	(131,087)
BC refundable mining tax credits	(1,737,272)	(129,058)	(1,866,330)	(9,238)	(1,875,568)
Federal non-refundable mining tax credits, net of valuation allowance	(367,299)	22,430	(344,869)	221,510	(123,359)
	$30,223,476	$1,920,698	$32,144,174	$575,192	$32,719,366

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2012, the Company incurred costs totalling $353,624 (2011 - $2,025,652) on the Turnagain mineral claims.

In July 2009, the Company acquired, by staking, the Dease Lime property located east of the town of Dease Lake. There was no work completed on this property during 2012 (2011 - $Nil). During 2012 the claims were lapsed without renewal. As a result the Company wrote off $4,480 in explorations costs.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. On October 2, 2012, the Company renewed two claims and let the two other claims expire, as a result, the Company wrote off $5,619 in exploration costs. There was no work completed on this property during the year ended December 31, 2012 (2011 - $Nil).

In October 2010, the Company acquired by staking, the Eagle Lime property. The property is located west of the Turnagain property. There was no work completed on this property during 2012 (2011 - $Nil). During 2012 the claims were lapsed without renewal. As a result the Company wrote off $138 in explorations costs.

In October 2010, the Company acquired, by staking, the Sawtooth and Sabu properties located northeast of Smithers, British Columbia. There was no work completed on these properties during the year ended December 31, 2012 (2011 - $1,503). During 2012 the claims were lapsed without renewal. As a result the Company wrote off $1,503 in explorations costs.

In May 2011, the Company acquired, by staking, the Lenore property located 30 km south of the town of Dease Lake. Preliminary reconnaissance prospecting was carried out in July 2011 on this property. During the year ended December 31, 2012 the Company spent $Nil (2011 - $171) on this property.

In February 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Plateau, Victor, Hoo Doo and Ringo. During the year ended December 31, 2012, the Company spent $5,495 in staking fees and $9,181 in camp and transportation costs.

In March 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Opal Lake, West Tuya, Tuya North and Nickel Valley properties. During the year ended December 31, 2012, the Company spent $6,360 in staking fees.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2012	2011
Trade payables	$70,910	$151,784
Amounts due to related parties (Note 12)	51,000	4,500
Accrued liabilities	72,400	97,998
	$194,310	$254,282

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

8.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2012	2011
Payable not later than one year	$104,037	$104,037
Payable later than one year and not later than five years	286,102	390,139
Present value of lease liabilities	$390,139	$494,176

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2012	2011
Loss before income taxes	$699,600	$1,630,631

Statutory tax rate	25.0%	26.5%
Expected income tax recovery at the statutory tax rate	$(174,900)	$(432,117)
Permanent differences	55,509	148,772
Tax rate changes	-	(11,444)
Other	(261,007)	294,811
Income tax expense (recovery)	$(380,398)	$22

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2011	$(4,515,585)	$3,599,837	$73,194	$96,990	$385,670	$(359,894)
Charged (credited) to net loss	(462,294)	527,009	113	(66,806)	1,956	(22)
Credited to assets	-	-	-	-	(22,430)	(22,430)
At December 31, 2011	(4,977,879)	4,126,846	73,307	30,184	365,196	(382,346)
Charged (credited) to net loss	185,763	202,730	2,722	(10,817)	-	380,398
Credited to assets	-	-	-	-	(221,510)	(221,510)
Charged to equity	-	-	-	3,780	-	3,780
At December 31, 2012	$(4,792,116)	$4,329,576	$76,029	$23,147	$143,686	$(219,678)

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008. The results of the audit subsequent to December 31, 2009, resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation of $983,516 of the costs incurred by the Company, but interpreted by CRA as not qualifying as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. Currently the Company’s appeal is before Natural Resources Canada for review.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

9.	Income taxes and mining tax credits (cont’d)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31,	December 31,
	2012	2011
Federal investment tax credits	$413,813	$175,931

The tax pools relating to these deductible temporary differences expire as follows:

Canadian Federal Investment Tax Credit Losses
2025	$25,187
2026	92,277
2027	58,467
2028	237,882
$413,813

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2012 there were 90,373,493 issued and fully paid common shares (December 31, 2011 – 77,330,160).

Private placements

On March 2, 2012, the Company completed a private placement for 3,043,333 units at a price of $0.18 per unit for gross proceeds of $547,800. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.25 per share for a period of two years. The intrinsic value of the warrants issued as part of this private placement was $39,989, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $9,000 and 50,000 share purchase warrants valued at $3,637. These costs were offset against the gross proceeds. The agent’s warrants are exercisable into one common share at $0.25 for two years.

On November 27, 2012, the Company completed a private placement for 10,000,000 units at a price of $0.06 per unit for gross proceeds of $600,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.08 per share for a period of three years. The intrinsic value of the warrants issued as part of this private placement was $200,000, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $6,120.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2012 was based on the loss attributable to common shareholders of $319,202 (December 31, 2011 - $1,630,653) and the weighted average number of common shares outstanding of 81,032,321 (December 31, 2011 – 77,161,144).

Diluted loss per share did not include the effect of 5,492,000 stock options and 13,093,333 warrants as the effect would be anti-dilutive.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

10.	Share capital (cont’d)

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

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2012 and 2011 are as follows:

	Year ended		Year ended
	December 31, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number	exercise
	options	price	of options	price
Options outstanding, beginning	7,499,500	$0.47	6,617,500	$0.53
Options granted	-	-	2,172,000	0.47
Options expired	(217,500)	1.02	(935,000)	0.73
Options forfeited	(1,790,000)	0.46	(355,000)	1.00
Options outstanding, ending	5,492,000	$0.45	7,499,500	$0.47

Options exercisable, ending	5,442,000	$0.44	7,449,500	$0.47

Details of options outstanding as at December 31, 2012 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.30 - $0.50	2.09 years	5,007,000
$0.51 - $1.00	0.04 years	485,000
$0.45	2.13 years	5,492,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

10.	Share capital (cont’d)

Stock options (cont’d)

There were no options granted during the year ended December 31, 2012 (2011 - 2,172,000). During 2011 stock-based compensation in the amount of $531,004 was recorded in operating expenses and stock-based compensation in the amount of $93,911 was capitalized in exploration and evaluation assets (Note 13). The fair value for the previous year end was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2012	2011
Expected life of options	-	3 - 5 years
Annualized volatility	-	117% - 122%
Risk-free interest rate	-	1.64% - 2.28%
Dividend rate	-	0%

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2012 and 2011 are as follows:

	Year ended		Year ended
	December 31, 2012		December 31, 2011
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	5,463,000	$0.33	7,744,000	$0.35
Warrants issued	13,093,333	0.12	-	-
Warrants exercised	-	-	(785,108)	0.40
Warrants expired	(5,463,000)	0.33	(1,495,892)	0.40
Warrants outstanding, ending	13,093,333	$0.12	5,463,000	$0.33

At December 31, 2012 and 2011, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2012 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.25	0.26 years	3,093,333
$0.08	2.22 years	10,000,000
$0.12	2.48 years	13,093,333

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

The intrinsic value of the warrants is the difference between the market value of the stock when issued and the unit price of the private placement times the number of units issued.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

12.	Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2012	2011
Companies controlled by directors of the Company (Note 7)	$-	$4,500
Directors of the Company and of its subsidiaries (Note 7)	51,000	-
	$51,000	$4,500

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with company’s that are controlled by directors of the Company.

	Years ended
	December 31,	December 31,
	2012	2011
Exploration and evaluation expenditures (capitalized)	$-	$101,050
Interest expense on unsecured loan	7,144	-
Director fees	4,000	24,000
Stock-based compensation	-	333,395
	$11,144	$458,445

In July 2012, a director of the Company advanced $175,000 to the Company under a promissory note bearing interest at 10% per annum. The promissory note and accrued interest of $7,144 was repaid in full in December 2012.

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2012	2011
Exploration and evaluation expenditures (capitalized)	$89,500	$175,000
Management fees	198,000	264,000
Stock-based compensation	-	194,689
	$287,500	$633,689

13.	Supplemental cash flow information

Investing activities included in trade payables and accrued liabilities:

	December 31,	December 31,
	2012	2011
Expenditures on exploration and evaluation assets	$52,553	$99,742

Non-cash investing transactions

	December 31,	December 31,
	2012	2011
Stock-based compensation capitalized in exploration and evaluation assets (Note 10)	$-	$93,911

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

14.	Financial instruments and financial risk management

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management processes, inclusive of documented investment policies, counterparty limits, and controlling and reporting structures. The type of risk exposure and the way in which such exposure is managed is provided as follows:

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company’s primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company’s cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company’s secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2012:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$121,910	$-	$-

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company does not have any direct exposure to foreign exchange risk.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

14.	Financial instruments and financial risk management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2012	2011
Cash	$518,489	$236,530
Loans and receivables:
Reclamation deposits	337,900	337,900
	$856,389	$574,430

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2012	2011
Non-derivative financial liabilities:
Trade payables	$121,910	$156,284

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2012 and 2011:

	As at December 31, 2012
	Level 1	Level 2	Level 3
Cash	$518,489	$-	$-

	As at December 31, 2011
	Level 1	Level 2	Level 3
Cash	$236,530	$-	$-

15.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year and no restrictions.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2012 and 2011

16.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

17.	Subsequent events

In January 2013, the Company granted a total of 2,650,000 stock options to directors, officers, employees and consultants. Each stock option is exercisable into one common share at an exercise price of $0.10 for a period of five years from the date of grant.

