Form 20-F
period 2013-12-31
HARD CREEK NICKEL CORP
filed 2014-04-29
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[ ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

90,373,493 Common Shares without par value issued and outstanding as at December 31, 2013.

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

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the two fiscal years ended December 31, 2013 and 2012. The information presented below for the two year period ended December 31, 2013 and 2012 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Hard Creek Nickel Corporation
Selected Financial Data in accordance with IFRS for the years 2013, 2012 and 2011:
(Expressed in Canadian Dollars)

		2013	2012	2011
Net operating revenues		$0	0	0

Loss from continued operations		$0	0	0
Income from discontinued operations	$	N/a	N/a	N/a
Net loss		$(295,579)	(319,202)	(1,630,653)
Comprehensive loss		$(295,579)	(319,202)	(1,630,653)

Loss per share from continued operations		$(0.00)	(0.00)	(0.02)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$48,642,413	48,642,413	47,749,579
Common shares issued		90,373,493	90,373,493	77,330,160
Weighted average shares outstanding		90,373,493	81,032,321	77,161,144

Total assets		$33,490,472	33,849,384	33,254,766

Net assets (liabilities)		$33,257,853	33,435,396	32,618,138

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0
Exchange rates (CDN$ to US$) period average		$1.0299	1.0004	1.0110

Exchange rates (CDN$ to US$) for most recent six months	Period High	Period Low
October 2013	$1.0456	1.0284
November 2013	$1.0599	1.0415
December 2013	$1.0697	1.0577
January 2014	$1.1171	1.0614
February 2014	$1.1114	1.0953
March 2014	$1.1251	1.0966
Exchange rate (CDN$ to US$) April 22, 2014	$1.1251	1.0284

Hard Creek Nickel Corporation
Selected Financial Data in accordance with CDN and US GAAP for the years 2010 - 2008
(Expressed in Canadian Dollars)

	CDN GAAP 2010 Audited	CDN GAAP 2009 Audited	CDN GAAP 2008 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL
Net Loss	$1,219,520	$1,477,538	$1,958,267
Net Loss from Operations (January 17, 1983 (inception to December 31, 2010)	$15,535,709	$14,316,189	$12,838,651
Depreciation	$13,725	$24,389	$20,860
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,429
Other Income	$244,526	($239,100 )	$565,874
Basic and Diluted Net Loss per Share	$0.02	$0.02	$0.03
Assets	$33,941,040	$30,920,228	$31,637,006
Current Assets	$3,411,615	$2,176,886	$6,429,027
Capital Stock	$43,399,177	$39,562,338	$39,562,338
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares
Basic and Diluted Net Loss per Common Share	$0.02	$0.02	$0.03
Cash Dividends per Common Share	NIL	NIL	NIL

Information based on US GAAP is not comparable to information prepared in accordance with IFRS.

	US GAAP 2010 Audited	US GAAP 2009 Audited	US GAAP 2008 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL
Net Loss	$3,020,058	$5,027,072	$4,830,696
Net Loss from Operations (January 17, 1983 (inception to December 31, 2010)	$48,378,500	$45,358,442	$40,331,370
Depreciation	$13,725	$24,389	$20,860
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,430
Other Income	$244,526	($239,100 )	$565,874
Basic and Diluted Net Loss per Share	$0.05	$0.08	$0.08
Assets	$3,639,474	$2,419,200	$6,685,512
Current Assets	$3,411,615	$2,176,886	$6,429,027
Capital Stock	$43,399,177	$39,562,338	$39,562,338
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares
Basic and Diluted Net Loss per Common Share	$0.05	$0.08	$0.08
Cash Dividends per Common Share	NIL	NIL	NIL

B.	Capitalization and Indebtedness

Not required.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Please see the section entitled “Governmental Regulations” on page 19 of this annual report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $99,655 and receivables of $26,628 as of December 31, 2013. We estimate our average monthly operating expenses to be approximately $25,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2014, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we do not have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2014 or for continued exploration. The Company is currently looking for a partner to take the Turnagain project to the feasibility level as well as raising additional working capital through the issuance of shares and or debt. We have also identified a PGE exploration program on the Turnagain property that will require the Company to seek additional financing or a joint venture partnership. We do not currently have any arrangements for financing or joint venture partnerships and may not be able to find such if required. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

Our Articles of Incorporation indemnify our officers and directors against all costs, charges and expenses incurred by them, which may discourage suits against directors or officers for breaches of fiduciary duties even though such suits, if successful, could benefit our company and our shareholders.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 21, 2014, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 18,390,333 of our common shares which, if exercised, would represent approximately 17 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 8 hours per week, which is approximately 20% of his working hours, to the management of our company. George Sookochoff, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Gary Johnson a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Cliff Carson a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company.

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

The Business Corporations Act (British Columbia) came into force on March 29, 2004, repealing the Company Act (British Columbia.) Our company now operates under the Business Corporations Act (British Columbia). On June 25, 2004, we changed our name to “Hard Creek Nickel Corporation” to reflect the primary type of mineral exploration the Company is engaged in, altered our authorized capital to comprise an unlimited number of common shares and an unlimited number of Class A preferred shares, and adopted our current Articles of Incorporation, which are attached as an exhibit to this form. The previous directors and management were replaced by Mark Jarvis as CEO, President and Director , Brian Fiddler as CFO, Leslie Young as Corporate Secretary, George Sookochoff as Director, Tom Milner as Director and Lyle Davis as Director.

We have our head office and principal place of business at Suite 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7 Canada (Telephone: 604.681.2300) . We do not have an agent in the United States.

Our common shares are listed on the TSX Exchange under the symbol “HNC”.

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of CAN$1,000,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty on possible future production from claim 511330. We have the right to pay out the net smelter royalty by paying CAN$1,000,000 for each 1% of the royalty. To pay out the entire 4% royalty, we would be required to pay CAN$4,000,000.

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2013, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure from January 1, 2011 to December 31, 2013 was CDN$2,800,000.

As of December 31, 2013, we had approximately $123,000 in working capital, which is not sufficient to cover our operating costs for the next twelve months at $25,000 per month. To make up the shortfall, the Company will have to raise additional funds by issuing shares or debt. If the Company is to carry out a 2014 exploration program, we will be required to obtain additional equity funding or secure a joint venture partner to provide funding to cover 100% of the anticipated costs.

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

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 70km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the yet to be completed transmission line at Bob Quinn Lake, 207km south along the highway. If a mineral resource is found on our Turnagain property, power generation would be required.

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

Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work. Assessment work requirements are CAN$5.00 per hectare per year during the first 2 years following the location of the mineral claims, increasing to to CAN$10.00 per hectare in the third and fourth years, CAN$150 per hectare in the fifth and sixth years and CAN$20.00 per hectare for all succeeding years. Cash-in-lieu of exploration and development work is double the value of the corresponding assessment work requirement.

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

Our executive office is located at 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada. The Company leases 1,014 square feet of space for $51,363 per year and the lease expires on September 30, 2016. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has recently rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical test-work. We rent this facility for $1,800 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $105,000 located at our Vancouver Office and our camp at the Turnagain property. We lease a photocopier and postage meter at the rate of $498 per month. Satellite internet and telephone service at our camp at the Turnagain property costs $150 per month.

Our main mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property. The technical information regarding the Turnagain Property included in this section is based, in large part, on the Turnagain Project, Hard Creek Nickel Corporation, Preliminary Economic Assessment dated December 2, 2011 and prepared by A. Riles, MAIG and M. Molavi, P.Eng. both of AMC Mining Consultants (Canada) Ltd., Ronald G. Simpson, P.Geo. of Geosim Services Inc., Daniel Friedman, P.Eng. of Knight Piesold Ltd., Robert Fong, P.Eng. of Moose Mountain Technical Services, John G. Reid of Reid Resource Consulting Pty. Ltd. and Graham McTavish, P.Eng. of Valard Construction in compliance with the requirements of National Instrument 43-101 and Form 43-101F1 as adopted by the British Columbia Securities Commission.

The Technical Report was used as supporting documentation and was filed with the British Columbia Securities Commission, the United States Securities and Exchange Commission and the TSX Exchange. A. Riles, M. Molavi, Ronald G. Simpson, Daniel Friedman, Robert Fong, John G. Reid and Graham McTavish are “qualified persons” as the term is defined under National Instrument 43-101.

Exploration data collected during the 2003 to 2013 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Hard Creek Nickel Corporation.

Location and Accessibility

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The maps above indicate where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area.

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

Description of Claims

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of April 22, 2014.

The following table shows details relating to Hard Creek Nickel Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004/Jan/01	2021/Jan/01
On-Line Cell Mineral Claims
501131	Drift 1	422.0	2005/Jan/12	2019/Jan/12
501168	Drift 2	421.8	2005/Jan/12	2019/Jan/12
501234	Drift 3	421.7	2005/Jan/12	2019/Jan/12
501298	Drift 4	421.8	2005/Jan/12	2019/Jan/12
508218	Dinah 1	407.2	2005/Mar/03	2019/Mar/03
508219	Dinah 2	407.1	2005/Mar/03	2019/Mar/03
508221	Dinah 3	406.9	2005/Mar/03	2019/Mar/03
508222	Dinah 4	406.7	2005/Mar/03	2019/Mar/03
508223	Dinah 5	407.1	2005/Mar/03	2019/Mar/03
508225	Dinah 6	407.1	2005/Mar/03	2019/Mar/03
508226	Dinah 7	254.6	2005/Mar/03	2019/Mar/03
508227	Dinah 8	407.3	2005/Mar/03	2019/Mar/03
508228	Dinah 9	135.5	2005/Mar/03	2019/Mar/03
508229	Dinah 10	203.4	2005/Mar/03	2019/Mar/03
528780	T1	67.7	2006/Feb/23	2019/Feb/23
528781	T2	203.3	2006/Feb/23	2019/Feb/23
528782	T3	152.6	2006/Feb/23	2019/Feb/23
528784	T4	288.3	2006/Feb/23	2019/Feb/23
528787	T5	169.6	2006/Feb/23	2019/Feb/23
528788	T6	270.2	2006/Feb/23	2019/Feb/23
528789	T7	422.5	2006/Feb/23	2019/Feb/23
528790	T8	253.6	2006/Feb/23	2019/Feb/23
Converted Legacy to On-Line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005/Jan/14	2019/Feb/18
510889	Flat 10, 13, 15	1627.9	2005/Apr/18	2019/Apr/07
510892	Flat 2, 6	1219.3	2005/Apr/18	2019/Apr/07
510910	Flat 9, 12, 14	1424.3	2005/Apr/18	2019/Apr/07
510911	Flat 1, 5	1066.9	2005/Apr/18	2019/Apr/07
510912	Flat 8, 11	779.9	2005/Apr/18	2019/Apr/07
511214	Hard 4, 6	979.9	2005/Apr/20	2019/Feb/18
511226	Hill 1, 2	1216.1	2005/Apr/20	2019/Feb/18
511227	Hill 3	506.7	2005/Apr/20	2019/Feb/17
511230	Hill 4, 5	760.5	2005/Apr/20	2019/Feb/17
511234	Hill 6	185.9	2005/Apr/20	2019/Feb/16
511244	Hard 5, 7	489.9	2005/Apr/20	2019/Feb/18
511251	Hard 8	473.4	2005/Apr/20	2019/Feb/17
511257	Hill 9, 10	1014.4	2005/Apr/20	2019/Feb/17
511279	Hard 9, 10	896.7	2005/Apr/20	2019/Feb/17

511304	Hill 7, 8	1149.7	2005/Apr/21	2019/Feb/17
511305	Hound 3	271.0	2005/Apr/21	2019/Sep/27
511306	Turn 2, Flat 7	881.2	2005/Apr/21	2019/Feb/19
511329	Hound 1, 2	1015.4	2005/Apr/21	2019/Sep/27
511330	Cub	592.6	2005/Apr/21	2021/Dec/01
511337	Cub 10, 18, Pup 1	1065.8	2005/Apr/21	2018/Dec/01
511340	Cub 17	253.9	2005/Apr/21	2018/Dec/01
511344	Turn 1, Bear 2	271.0	2005/Apr/21	2019/Feb/19
511347	Flat 3, 4	474.3	2005/Apr/21	2019/Apr/07
511348	Cub 2	389.4	2005/Apr/21	2021/Dec/01
511586	Pup 2	236.9	2005/Apr/25	2019/Jan/01
511593	Pup 3	101.5	2005/Apr/25	2021/Dec/01
511627	Cub 11	592.1	2005/Apr/25	2018/Dec/01
511628	Hard 1	709.0	2005/Apr/25	2019/Feb/18
511629	Hard 3	472.9	2005/Apr/25	2019/Feb/18
570454	Bear 1	456.8	2007/Nov/22	2019/May/26
570455	Bear 19, Bear 21 to 28	237.0	2007/Nov/22	2019/May/26
570456	Bear 3 to 18	220.2	2007/Nov/22	2019/May/26
570457	Bear 20	16.9	2007/Nov/22	2019/May/26
609390	FLAT 7	254.6	2009/Jul/21	2018/Sep/20
609394	FLAT 6	407.4	2009/Jul/21	2018/Sep/20
609396	FLAT 8	203.8	2009/Jul/21	2018/Sep/20
609397	FLAT 5	407.4	2009/Jul/21	2018/Sep/20
609398	FLAT 4	407.4	2009/Jul/21	2018/Sep/20
609403	FLAT 3	407.3	2009/Jul/21	2018/Sep/20
609423	FLAT 2	407.3	2009/Jul/21	2018/Sep/20
609424	FLAT 1	424.2	2009/Jul/21	2018/Sep/20

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

In 2004, we conducted a comprehensive exploration program that included a helicopter borne magnetic and electromagnetic survey covering 1,866 line km, 14 km of ground magnetic and electromagnetic surveys, 1:20,000 scale aerial photography of the entire property, the collection of more than 3,000 geochemical soil samples, geological mapping, and 7522 meters of diamond drilling in 49 holes. We analyzed the approximately 4,000 core samples for 30 elements including nickel, copper, cobalt, sulphur and often platinum and palladium. Extensive metallurgical test work has been completed on 2003-2004 composite core samples and also on 2005-2006 composite core samples.

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

During the years ended December 31, 2012 and 2013, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs and identified a PGE exploration program on the Turnagain property.

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2012

General and Administrative - During fiscal 2013 the Company cut all non-essential administrative expenses and limit the amount of exploration work in order to conserve cash. As a result the Company incurred a net loss of $295,579 ($0.00 per share) compared to a net loss of $319,202 ($0.00 per share) in fiscal 2012. The administrative expenses for 2013 were $400,304, down from $686,572 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $10,117 and $10,893 in 2013 and 2012, respectively. The second non-cash expense is stock-based compensation which recognizes the fair value of stock options granted and vested; these amounts were $118,036 and $Nil in 2013 and 2012, respectively. Excluding these items, the 2013 administrative expenses were $272,151, down from $675,679 in 2012. Consulting expenses in 2013 were $Nil (2012: $2,000), director fees in 2013 were $Nil (2012: $4,000), investor relations expenses in 2013 were $22,635 (2012: $128,561), legal and audit expenses in 2013 were $32,545 (2012: $45,874), management fees in 2013 were $72,500 (2012: $198,000) and office and general expenses in 2013 were $144,188 (2012: $275,070). Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $23,000 per month compared to $56,000 per month in 2012.

During 2013, the Company wrote off $20,887 in exploration properties (2012: $11,740) and paid $Nil of interest expense (2012: $7,144) to the CEO for providing an unsecured loan. During 2013, the CEO forgave $51,000 in accrued management fees (2012: $Nil), had a gain on the sale of assets of $572 (2012:$Nil) and earned $5,388 from interest income (2012: $5,856). The Company had deferred income tax recovery of $68,652 for 2013 (2012: $380,398).

Exploration - During the year ended December 31, 2013, the Company incurred exploration and evaluation costs of $129,575 (2012: $374,660) and a cost recovery of $56,480 (2012:$Nil).

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

As at December 31, 2013, our company had accumulated losses totaling $21,538,199 and a working capital of $122,794. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from uncertainty. The auditors’ report includes an explanatory paragraph disclosing the Company's ability to continue as a going concern.

As at December 31, 2013 the Company had cash of $99,655 and working capital of $122,794.

As of April 22, 2014, we had approximately $16,000 in cash, $28,000 in recoverable taxes, and $26,000 in accounts payable which is not sufficient to cover our operating costs or 2014 exploration program for fiscal year 2014 and will need to raise additional funds through further equity issuances or loans.

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

There were no changes to the accounting policies applied by our company to each of the 2013 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2013.

Critical Accounting Estimates

As at December 31, 2013, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $32,988,113. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

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

Future Accounting Changes

Accounting standards issued but not yet effective:

Standard effective for annual periods beginning on or after January 1, 2014:

New interpretation IFRIC 21 “Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

Amendment to IAS 32 “Financial instruments: Presentation”

Amended to clarify requirements for offsetting of financial assets and financial liabilities. Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014.

None of the above standards have been early adopted or are expected to have a significant impact on the Company’s consolidated financial statements.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 59

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

George Sookochoff Director Age: 62	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 68	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 58

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.

Gary Johnson Director Age: 57	Mr. Johnson has been a director of our company since June 2010. As a non- executive director, Mr. Johnson is responsible for the corporate governance of our company.
Cliff Carson Director Age: 65	Mr. Carson has been a director of our company since May 2011. As a non- executive director, Mr. Carson is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 52	Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.
Leslie Young Corporate Secretary Age: 55	Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Mark Jarvis – Director and Chief Executive Officer

Mr. Jarvis has considerable experience in the financing and operations of public companies, primarily in exploration and production of mining and oil and gas projects. After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business by joining the Board of Ultra Petroleum, at the time a small oil and gas exploration and development company, in 1996. As Director responsible for Corporate Finance, he raised the equity capital necessary for proof of concept and to establish enough production to leverage further growth through debt financing. Ultra Petroleum has grown through the drill bit from a market capitalization of U.S. $10 million to its current capitalization of more than U.S. $4 billion. From November 1996 to November 2003, Mr. Jarvis was the President of Gemini Energy Corp., another successful oil and gas company. Mr. Jarvis has held the position of CEO and President of Hard Creek Nickel Corporation since January 7th 2004. During his tenure he has taken control of management, reorganized the Board and significantly advanced our Turnagain project by focusing our company on best practice in exploration techniques. Mr. Jarvis is committed 50% to the business of Hard Creek Nickel Corporation.

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

Gary Johnson – Director

Mr. Johnson is a metallurgist with over 30 years of experience in all aspects of the mining industry. In his early career he gained broad operational and project experience in a range of operations in Africa and Australia. Mr. Johnson spent ten years as Chief Metallurgist for a large gold producer before forming his own specialized hydrometallurgical consulting company in 1998. During this period he worked closely with LionOre Mining International to develop the Activox process for treating sulphide concentrates. In 2006, LionOre acquired Mr. Johnson’s company and he then joined LionOre as a senior executive. In 2007, LionOre was successfully taken over by MMC Norilsk Nickel. Mr. Johnson became a Managing Director of Norilsk’s Australian operations in operations in 2009. Mr. Johnson currently owns his own consulting company specializing in high level metallurgical and strategic advice and is committed 10% to the business of Hard Creek Nickel Corporation.

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

Mr. Carson holds a B.A. with Honors in Economics from Simon Fraser University.

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He has been a member of the Certified General Accountants’ Association of British Columbia and the Certified General Accountants’ Association of Canada since 1992. Mr. Fiddler is the proprietor of Brian Fiddler, CGA, a public accounting firm since 1992 specializing in financial consulting, Mr. Fiddler is committed 20% to the business of Hard Creek Nickel Corporation.

Leslie Young – Corporate Secretary

Ms. Young was appointed as our corporate secretary in June of 2004. Ms. Young has previous experience working in brokerage firms, beginning with C.M. Oliver and most recently with Raymond James from 1999 to 2004. She has had experience in operations and executive administration. Ms. Young is committed 20% to the business of Hard Creek Nickel Corporation.

There are no family relationships between any of our executive officers or directors of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2013:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2013	$Nil	Nil	8,908	Nil	Nil	Nil	Nil	$8,908
George Sookochoff Director	2013	$Nil	Nil	8,908	Nil	Nil	Nil	$4,100	$13,008
Tom Milner Director	2013	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Lyle Davis Director	2013	$Nil	Nil	13,363	Nil	Nil	Nil	Nil	$13,363
Gary Johnson Director	2013	$Nil	Nil	13,363	Nil	Nil	Nil	Nil	$13,363
Cliff Carson Director	2013	$Nil	Nil	22,271	Nil	Nil	Nil	Nil	$22,271
Brian Fiddler Controller and Chief Financial Officer	2013	$38,500	Nil	8,908	Nil	Nil	Nil	Nil	$47,408
Leslie Young Corporate Secretary	2013	$34,000	Nil	8,908	Nil	Nil	Nil	Nil	$42,908

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

As of December 31, 2013, we had four part-time employees, including one of our officers. We do not have any relationship with any labor unions.

E.	Share Ownership

There were 90,373,493 Common Shares issued and outstanding as of April 22, 2014. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 22, 2014:

Name	Number of Common Shares Beneficially Owned as of April 22, 2014	Percentage(1)
Mark Jarvis	7,885,289 (2)	8.02%
George Sookochoff	450,000(3)	0.46%
Tom Milner	670,000(4)	0.68%
Lyle Davis	470,000(5)	0.48%
Brian Fiddler	404,368(6)	0.41%
Leslie Young	438,800(7)	0.45%
Gary Johnson	1,150,000(8)	1.17%
Cliff Carson	1,860,000(9)	1.89%

(1)

Based on 90,373,493 Common Shares issued and outstanding as at April 22, 2014, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2013.

(2)	Includes stock options to purchase up to 975,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.

(3)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(4)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(5)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(6)	Includes stock options to purchase up to 350,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring January 4, 2018.
(7)	Includes stock options to purchase up to 375,000 of our Common Shares at exercise prices ranging from $0.10 - $0.50 per share expiring January 4, 2018.
(8)	Includes stock options to purchase up to 1,000,000 of our Common Shares at exercise prices ranging from $0.10 - $0.50 per share expiring January 4, 2018.
(9)	Includes stock options to purchase up to 1,300,000 of our Common Shares at exercise prices ranging from $0.10 - $0.42 per share expiring January 4, 2018.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan. There were no stock options granted during the fiscal year ending December 31, 2013.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 22, 2014, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	7,885,289 (2)	8.02%

(1)

Based on 90,373,493 Common Shares issued and outstanding as at April 22, 2014, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 22, 2014.

(2)	Includes stock options to purchase up to 975,000 of our Common Shares at exercise prices ranging from $0.10 – 0.50 per share expiring January 4, 2018.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2012 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2013	2012
Directors or companies controlled by directors of our company	$-	$51,000

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2013	2012
Exploration and evaluation expenditures (capitalized)	$4,100	$-
Fees to non-management directors	-	4,000
Interest expense on unsecured loan	-	7,144
Stock-based compensation to non-management directors	57,905	-
	$62,005	$11,144

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2013	2012
Exploration and evaluation expenditures (capitalized)	$-	$89,500
Management fees	72,500	198,000
Stock-based compensation	26,724	-
	$99,224	$287,500

C.	Interests of Experts and Counsel

Not required.

Item 8	Financial Information

A.	Consolidated and Other Financial Information

See Item 17 and our consolidated financial statements and accompanying notes.

B.	Significant Changes

Our company is not aware of any significant change since December 31, 2013 that is not otherwise reported in this filing.

Item 9	The Offer and Listing

A.	Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2009 through to December 31, 2013) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-09	$0.35	$0.09
31-Dec-10	$0.65	$0.19
31-Dec-11	$0.52	$0.16
31-Dec-12	$0.20	$0.04
31-Dec-13	$0.08	$0.02

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Exchange were as follows:

Quarter Ended	High	Low
31-Mar-12	$0.20	$0.14
30-Jun-12	$0.14	$0.06
30-Sep-12	$0.09	$0.04
31-Dec-12	$0.08	$0.04
31-Mar-13	$0.08	$0.03
30-Jun-13	$0.05	$0.03
30-Sep-13	$0.04	$0.03
31-Dec-13	$0.06	$0.02

The high and low market prices for the most recent six months on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Oct-13	$0.04	$0.03
30-Nov-13	$0.04	$0.02
31-Dec-13	$0.06	$0.03
31-Jan-14	$0.06	$0.04
29-Feb-14	$0.06	$0.04
31-Mar-14	$0.06	$0.04

We have no principle trading market outside of our host market, the TSX Exchange.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange. Our symbol is “HNC” and our CUSIP number is 411637.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issues

Not Applicable.

Item 10	Additional Information

A.	Share Capital

Not required.

B.	Articles of Incorporation and By-laws

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

Certain transactions relating to common shares are exempt from the Investment Act, including:

·	an acquisition of common shares by a person in the ordinary course of that person’s business as a trader or dealer in securities;
·	an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and
·	an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2013, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2013.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2013. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2013. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2013.

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

Principal Accountant Fees and Services

Audit-Related Fees

Fiscal Year 2013: $22,000	Fiscal Year 2012: $25,000

Tax Fees

Fiscal Year 2013: $Nil	Fiscal Year 2012: $Nil

All Other Fees

Fiscal Year 2013: $1,500	Fiscal Year 2012: $1,500

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

Independent Auditors’ Report.

Consolidated Statements of financial position as at December 31, 2013 and 2012. Consolidated Statements of Comprehensive Loss as at December 31, 2013, 2012 and 2011. Consolidated Statements of cash flows for the years ended December 31, 2013, 2012 and 2011.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:
1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)
1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)
8.	List of Subsidiaries
8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.
12.	Section 302 Certifications
12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*
12.2	Section 302 Certification under Sarbanes-Oxley Act for Brian Fiddler*
13	Section 906 Certifications
13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*
13.2	Section 906 Certifications under Sarbanes-Oxley Act for Brian Fiddler*

15.	Additional Exhibits
15.1	Consent of Ronald G. Simpson*
15.2	Consent of Tony Hitchins*
15.3	Consent of Alan Riles*
15.4	Code of Ethics (2)

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

HARD CREEK NICKEL CORPORATION

“Brian Fiddler”

________________________________
Brian Fiddler
Chief Financial Officer
Date: April 28, 2014

Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2013, 2012 and 2011

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corp.

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corp., which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive income and loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013, 2012 and 2011, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corp. as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013, 2012 and 2011 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of material uncertainties that cast significant doubt about Hard Creek Nickel Corp.’s ability to continue as a going concern.

“DMCL”

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
March 21, 2014

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2013	2012

ASSETS
Current assets
Cash		$99,655	$518,489
Receivables	4	26,628	42,357
Prepaid expenses		15,930	17,982
		142,213	578,828
Non-current assets
Reclamation deposits		337,900	337,900
Equipment	5	22,246	33,790
Exploration and evaluation assets	6	32,988,113	32,898,866
		33,348,259	33,270,556

TOTAL ASSETS		$33,490,472	$33,849,384

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$19,419	$194,310

Non-current liabilities
Deferred tax liabilities	9	213,200	219,678

TOTAL LIABILITIES		232,619	413,988

EQUITY
Share capital	10	48,642,413	48,642,413
Share-based payment reserve	11	6,153,639	6,035,603
Deficit		(21,538,199)	(21,242,620)

TOTAL EQUITY		33,257,853	33,435,396

TOTAL LIABILITIES AND EQUITY		$33,490,472	$33,849,384

Nature and continuance of operations (Note 1)
Subsequent event (Note 16)
Commitment (Note 8)

APPROVED BY:

DIRECTOR          “MARK JARVIS”               DIRECTOR                “LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

			Years ended
		December 31,	December 31,	December 31,
	Notes	2013	2012	2011

Operating expenses
Consulting		$-	$2,000	$16,500
Depreciation	5	10,117	10,893	12,521
Director fees	12	-	4,000	24,000
Investor relations		22,635	128,561	265,147
Legal and audit		32,545	45,874	61,404
Management fees	12	72,500	198,000	264,000
Office and general		144,188	275,070	341,363
Stock-based compensation	10, 12	118,036	-	531,004
Travel and promotion		283	22,174	132,716
		400,304	686,572	1,648,655

Other (income) loss
Exploration property impairments	6	20,887	11,740	-
Interest expense	12	-	7,144	-
Forgiveness of debt	12	(51,000)	-	-
Gain on sale of assets		(572)	-	-
Interest income		(5,388)	(5,856)	(18,024)
		(36,073)	13,028	(18,024)
Loss before income taxes		364,231	699,600	1,630,631
Deferred income tax (recovery) expense	9	(68,652)	(380,398)	22
Loss and comprehensive loss for the year		$295,579	$319,202	$1,630,653

Loss per share – basic and diluted	10	$(0.00)	$(0.00)	$(0.02)
Weighted average number of shares outstanding – basic and diluted	10	90,373,493	81,032,321	77,161,144

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at December 31, 2010		76,545,052	$47,422,414	$5,183,894	$(19,292,765)	$33,313,543
Comprehensive loss:
Comprehensive loss for the year		-	-	-	(1,630,653)	(1,630,653)
		76,545,052	47,422,414	5,183,894	(20,923,418)	31,682,890
Shares issued for cash – warrant exercise	10	785,108	310,333	-	-	310,333
Fair value of broker warrants allocated to share capital on exercise	10	-	16,832	(16,832)	-	-
Share-based compensation	10	-	-	624,915	-	624,915
Balance at December 31, 2011		77,330,160	47,749,579	5,791,977	(21,923,418)	32,618,138
Comprehensive loss:
Comprehensive loss for the year		-	-	-	(319,202)	(319,202)
		77,330,160	47,749,579	5,791,977	(21,242,620)	32,298,936
Shares issued for cash – private placement	10	13,043,333	1,147,800	-	-	1,147,800
Fair value of warrants issued – private placement	10		(239,989)	239,989	-	-
Share issue costs, net of tax recovery	10	-	(11,340)	-	-	(11,340)
Fair value of broker warrants	10	-	(3,637)	3,637	-	-
Balance at December 31, 2012		90,373,493	48,642,413	6,035,603	(21,242,620)	33,435,396
Comprehensive loss:
Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
		90,373,493	48,642,413	6,035,603	(21,538,199)	33,139,817
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	$48,642,413	$6,153,639	$(21,538,199)	$33,257,853

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

		Years ended
	December 31,	December 31,	December 31,
	2013	2012	2011

Operating activities
Loss for the year	$(295,579)	$(319,202)	$(1,630,653)
Adjustments for:
Depreciation	10,117	10,893	12,521
Exploration property impairments	20,887	11,740	-
Income tax recovery	(68,652)	(380,398)	22
Forgiveness of debt	(51,000)	-	-
Stock-based compensation	118,036	-	531,004
Gain on sale of assets	(572)	-	-
Interest income	-	(5,856)	(18,024)
Changes in non-cash working capital items:
Receivables	40,864	241,997	(120,771)
Prepaid expense	2,052	9,643	82,662
Trade payables and accrued liabilities	(67,516)	(12,783)	(83,545)
Net cash flows used in operating activities	(291,363)	(443,966)	(443,966)

Investing activities
Expenditures on exploration and evaluation assets	(129,470)	(412,611)	(1,835,542)
Expenditures on plant and equipment	-	-	(17,246)
Proceeds on sale of equipment	1,999	-	-
Reclamation deposits	-	-	(150,000)
Interest income	-	5,856	18,024
Net cash flows used in investing activities	(127,471)	(406,755)	(1,984,764)

Financing activities
Proceeds on issuance of common shares -
net of share issue costs	-	1,132,680	310,333
Net cash flows used in financing activities	-	1,132,680	310,333
Change in cash	(418,834)	281,959	(2,901,215)
Cash, beginning	518,489	236,530	3,137,745

Cash, ending	$99,655	$518,489	$236,530

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

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

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2013 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern.Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on March 21, 2014 by the directors of the Company.

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
For the years ended December 31, 2013, 2012 and 2011

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

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of plant and equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments, the recoverability and measurement of deferred tax assets and liabilities, provisions for restoration and environmental obligations and contingent liabilities.

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
For the years ended December 31, 2013, 2012 and 2011

2.	Significant accounting policies and basis of preparation (cont’d)

Exploration and evaluation expenditures (cont’d)

After technical feasibility and commercial viability of extracting a mineral resource are demonstrable, the Company stops capitalizing expenditures for the applicable block of claims or geological area of interest and tests the asset for impairment. The capitalized balance, net of any impairment recognized, is then reclassified to either tangible or intangible mine development assets according to the nature of the asset.

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

The Company records any adjustments on modification of warrants directly in equity.

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
For the years ended December 31, 2013, 2012 and 2011

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

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

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
For the years ended December 31, 2013, 2012 and 2011

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
For the years ended December 31, 2013, 2012 and 2011

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

At December 31, 2013 and December 31, 2012, the Company had no material restoration and environmental obligations.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

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

Depreciation is calculated on a straight-line method to write off the cost of the assets to their residual values over their estimated useful lives. The depreciation rates applicable to each category of equipment are as follows:

Class of equipment	Depreciation rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

New accounting standards adopted

The following standards, amendments and interpretations have been adopted by the Company as of January 1, 2013. There was no material impact on the financial statements as a result of the adoption of these standards, amendments and interpretations:

(i)	IFRS 10 Consolidated Financial Statements;
(ii)	IFRS 11 Joint Arrangements;
(iii)	IFRS 12 Disclosures of Interests in Other Entities; and
(iv)	IFRS 13 Fair Value Measurement.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

3.	Accounting standards issued but not yet effective

New interpretation IFRIC 21 “Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014.

Amendment to IAS 32 “Financial instruments: Presentation”

Amended to clarify requirements for offsetting of financial assets and financial liabilities. Amendment to IAS 32 is effective for annual periods beginning on or after January 1, 2014.

4.	Receivables

	December 31,	December 31,
	2013	2012
Goods and Service sales tax	$1,493	$10,254
British Columbia mining tax credits	25,135	31,326
Other receivable	-	777
	$26,628	$42,357

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2012	$30,230	$28,809	$61,984	$121,023
Additions	-	-	-	-
At December 31, 2012	30,230	28,809	61,984	121,023
Disposals	(9,900)	-	-	(9,900)
At December 31, 2013	20,330	28,809	61,984	111,123

Depreciation:
At January 1, 2012	23,815	15,657	36,868	76,340
Charge for the year	1,925	3,945	5,023	10,893
At December 31, 2012	25,740	19,602	41,891	87,233
Charge for the year	1,209	4,736	4,172	10,117
Disposals	(8,473)	-	-	(8,473)
At December 31, 2013	18,476	24,338	46,063	88,877

Net book value:
At December 31, 2012	$4,490	$9,207	$20,093	$33,790
At December 31, 2013	$1,854	$4,471	$15,921	$22,246

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2011	2012	2012	2013	2013
Mineral property interests	$179,500	$-	$79,500	$-	$179,500
Assays and testing	2,047,194	3,522	2,050,716	1,576	2,052,292
Claims renewal / staking	440,962	12,641	453,603	3,902	457,505
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,451	170	1,256,621	-	1,256,621
Exploration data management	912,534	788	913,322	4,100	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	110,205	-	110,205	861	111,066
Geological and engineering services	8,399,319	251,097	8,650,416	51,482	8,701,898
Geophysical services	740,386	-	740,386	3,129	743,515
Metallurgy	3,673,446	60,476	3,733,922	27,880	3,761,802
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,509,126	29,443	1,538,569	28,903	1,567,472
Transportation	2,579,714	16,523	2,596,237	7,742	2,603,979
Cost recovery	-	-	-	(56,480)	(56,480)
Property impairments	(119,347)	(11,740)	(131,087)	(20,887)	(151,974)
BC refundable mining tax credits	(1,866,330)	(9,238)	(1,875,568)	(25,135)	(1,900,703)
Federal non-refundable mining tax credits, net of valuation allowance	(344,869)	221,510	(123,359)	62,174	(61,185)

	$32,323,674	$575,192	$32,898,866	$89,247	$32,988,113

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada acquired at a cost of $337,900. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2013, the Company incurred costs totalling $129,575 (2012 - $374,660) on the Turnagain mineral claims.

In November 2009, the Company acquired, by staking, the Wheaton Lime property located southwest of the Turnagain property. On October 2, 2012, the Company renewed two claims and let the two other claims expire, as a result, the Company impaired $5,619 in exploration costs. There was no work completed on this property during the year ended December, 2013 (2012 - $Nil).

In February 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Plateau, Victor, Hoo Doo and Ringo. In February 2013, these claims expired and as a result, the Company impaired $5,495 in staking fees and $9,032 in camp and transportation costs.

In March 2012, the Company acquired, by staking, several other properties in northern British Columbia including the Opal Lake, West Tuya, Tuya North and Nickel Valley properties. In March 2013, all the claims, with the exception of Nickel Valley, expired and as a result, the Company impaired $6,360 in staking fees.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2013	2012
Trade payables	$2,539	$70,910
Amounts due to related parties (Note 12)	-	51,000
Accrued liabilities	16,880	72,400
	$19,419	$194,310

8.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,	December 31,
	2013	2012	2011
Payable not later than one year	$51,363	$104,037	$104,037
Payable later than one year and not later	89,885	286,102	390,139
than five years
	$141,248	$390,139	$494,176

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes.The components of the Company’s income tax expense (recovery) are as follows:

	Year ended	Year ended	Year ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Loss before income taxes	$364,231	$699,600	$1,630,631

Statutory tax rate	25.8%	25.0%	26.5%
Expected income tax recovery at the
statutory tax rate	$(93,789)	$(174,900)	$(432,117)
Permanent differences	46,440	55,509	148,772
Tax rate changes	21,321	-	(11,444)
Other	(42,624)	(261,007)	294,811
Income tax expense (recovery)	$(68,652)	$(380,398)	$22

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2012	$(4,977,879)	$4,126,846	$73,307	$30,184	$365,196	$(382,346)
Charged (credited) to net loss	185,763	202,730	2,722	(10,817)	-	380,398
Credited to assets	-	-	-	-	(221,510)	(221,510)
Charged to equity	-	-	-	3,780	-	3,780
At December 31, 2012	(4,792,116)	4,329,576	76,029	23,147	143,686	(219,678)
Charged (credited) to net loss	55,823	25,064	5,523	(10,324)	(131,782)	(55,696)
Credited to assets	-	-	-	-	62,174	62,174
At December 31, 2013	$(4,736,293)	$4,354,640	$81,552	$12,823	$74,078	$(213,200)

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. On February 24, 2014 the Company provided the CRA with a settlement offer for their consideration. Any recovery of additional METC, if received, will be recorded in the period received.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

9.	Income taxes and mining tax credits (cont’d)

The Company has the following deductible temporary differences for which no deferred tax asset has been recognized:

	December 31,	December 31,
	2013	2012
Federal investment tax credits	$542,537	$413,813

The tax pools relating to these deductible temporary differences expire as follows:

Canadian Federal Investment Tax Credit Losses
2025	$25,187
2026	92,277
2027	58,467
2028	237,882
2029	128,724
$542,537

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2013 there were 90,373,493 issued and fully paid common shares (December 31, 2012 – 90,373,493).

There were no share issuances during the fiscal year ending December 31, 2013.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

10.	Share capital (cont’d)

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $295,579 (December 31, 2012 - $319,202) and the weighted average number of common shares outstanding of 90,373,493 (December 31, 2012 – 81,032,321).

Diluted loss per share did not include the effect of 7,657,000 stock options and 13,093,333 warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company’s issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee’s position with the Company or 30 days following cessation of an optionee conducting investor relations activities’ position.

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2013 and 2012 are as follows:

	Year ended		Year ended
	December 31, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	5,492,000	$0.44	7,499,500	$0.47
Options granted	2,650,000	0.10	-	-
Options expired	(485,000)	1.00	(217,500)	1.02
Options forfeited	-	-	(1,790,000)	0.46
Options outstanding, ending	7,657,000	$0.29	5,492,000	$0.45
Options exercisable, ending	7,657,000	$0.29	5,442,000	$0.44

Details of options outstanding as at December 31, 2013 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10 - $0.25	1.38 years	2,650,000
$0.26 - $0.50	0.85 years	5,007,000
$0.29	2.23 years	7,657,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

10.	Share capital (cont’d)

Stock options (cont’d)

There were 2,650,000 stock options granted during the year ended December 31, 2013 (2012 - Nil). During 2013, stock-based compensation in the amount of $118,036 was recorded in operating expenses. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Expected life of options	2.98 years	-
Annualized volatility	118%	-
Risk-free interest rate	1.27%	-
Dividend rate	-	-

Warrants

On December 19, 2013 the Company re-priced 1,137,778 warrants from $0.25 to $0.08 and extended the term from January 27, 2014 to March 2, 2016 and 955,555 warrants from $0.25 to $0.08 and extended the term from March 2, 2014 to March 2, 2016. The incremental fair value of $21,484 was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Expected life of options	2.20 years	-
Annualized volatility	104%	-
Risk-free interest rate	1.13%	-
Dividend rate	-	-

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2013 and 2012 are as follows:

	Year ended		Year ended
	December 31, 2013		December 31, 2012
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,093,333	$0.12	5,463,000	$0.33
Warrants issued	-	-	13,093,333	0.12
Warrants expired	-	-	(5,463,000)	0.33
Warrants outstanding, ending	13,093,333	$0.09	13,093,333	$0.12

At December 31, 2013 and 2012, all warrants outstanding were exercisable.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

10.	Share capital (cont’d)

Warrants (cont’d)

Details of warrants outstanding as at December 31, 2013 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.08	1.80 years	12,093,333
$0.25	0.01 years	1,000,000
$0.09	1.81 years	13,093,333

11.	Share-based payment reserve

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

12.	Related party transactions

Related party balances

The following amounts due to related parties are included in trade payables and accrued liabilities:

	December 31,	December 31,
	2013	2012
Directors of the Company and of its subsidiaries (Note 7)	$-	$51,000
	$-	$51,000

These amounts are unsecured, non-interest bearing and have no fixed terms of repayment.

At December 31, 2013, a director of the Company forgave $51,000 in accrued management fees which were outstanding at December 31, 2012.

Related party transactions

The Company incurred the following transactions with companies that are controlled by directors of the Company.

		Years ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Exploration and evaluation assets	$-	$-	$101,050
Interest expense on unsecured loan	-	7,144	-
Director fees	-	4,000	24,000
Stock-based compensation	-	-	333,395
	$-	$11,144	$458,445

In July 2012, a director of the Company advanced $175,000 to the Company under a promissory note bearing interest at 10% per annum. The promissory note and accrued interest of $7,144 was repaid in full in December 2012.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

12.	Related party transactions (cont’d)

Key management personnel compensation

		Years ended
	December 31,	December 31,	December 31,
	2013	2012	2011
Exploration and evaluation expenditures	$4,100	$89,500	$175,000
Management fees	72,500	198,000	264,000
Stock-based compensation	84,629	-	194,689
	$161,229	$287,500	$633,689

13.	Supplemental cash flow information

Investing activities included in trade payables and accrued liabilities:

	December 31,	December 31,	December 31,
	2013	2012	2011
Expenditures on exploration and
evaluation assets	$105	$52,553	$99,742

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

14.	Financial instruments and financial risk management (cont’d)

Liquidity risk (cont’d)

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2013:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$2,539	$-	$-

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

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2013	2012
Cash	$99,655	$518,489
Loans and receivables:
Reclamation deposits	337,900	337,900
	$437,555	$856,389

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2013	2012
Non-derivative financial liabilities:
Trade payables	$2,539	$121,910

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013, 2012 and 2011

14.	Financial instruments and financial risk management (cont’d)

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 – Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 – Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 – Inputs that are not based on observable market data.

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2013 and 2012:

	As at December 31, 2013
	Level 1	Level 2	Level 3
Cash	$99,655	$-	$-

	As at December 31, 2012
	Level 1	Level 2	Level 3
Cash	$518,489	$-	$-

15.	Capital management

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

