Form 20-F
period 2014-12-31
HARD CREEK NICKEL CORP
filed 2015-04-30
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

90,373,493 Common Shares without par value issued and outstanding as at December 31, 2014.

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
[   ] YES      [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):
Large accelerated filer [   ]      Accelerated filer [   ]      Non-accelerated filer [X]

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

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

Item 2           Offer Statistics and Expected Timetable

Not required.

Item 3           Key Information

A.           Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the two fiscal years ended December 31, 2014 and 2013. The information presented below for the two year period ended December 31, 2014 and 2013 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial

Review and Prospects”.

Hard Creek Nickel Corporation
Selected Financial Data in accordance with IFRS for the years 2014, 2013 and 2012:
(Expressed in Canadian Dollars)

		2014	2013	2012
Net operating revenues		$0	0	0

Loss from continued operations		$0	0	0
Income from discontinued operations	$	N/a	N/a	N/a
Net loss		$(22,803,513)	(295,579)	(319,202)
Comprehensive loss		$(22,803,513)	(295,579)	(319,202)

Loss per share from continued operations		$(0.00)	(0.00)	(0.00)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$48,642,413	48,642,413	48,642,413
Common shares issued		90,373,493	90,373,493	90,373,493
Weighted average shares outstanding		90,373,493	90,373,493	81,032,321

Total assets		$10,480,933	33,490,472	33,849,384

Net assets (liabilities)		$10,454,340	33,257,853	33,435,396

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0
Exchange rates (CDN$ to US$) period average		$1.1045	1.0299	1.0004

Exchange rates (CDN$ to US$) for most recent six months	Period High	Period Low
October 2014	$1.1306	1.1104
November 2014	$1.1440	1.1236
December 2014	$1.1656	1.1328
January 2015	$1.2711	1.1749
February 2015	$1.2641	1.2374
March 2015	$1.2790	1.2416
Exchange rate (CDN$ to US$) April 27, 2015	$1.2626	1.2101

Hard Creek Nickel Corporation
Selected Financial Data in accordance with CDN and US GAAP for the years 2010 - 2008
(Expressed in Canadian Dollars)

	CDN GAAP 2010 Audited	CDN GAAP 2009 Audited	CDN GAAP 2008 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL
Net Loss	$1,219,520	$1,477,538	$1,958,267
Net Loss from Operations (January 17, 1983 (inception to December 31, 2010)	$15,535,709	$14,316,189	$12,838,651
Depreciation	$13,725	$24,389	$20,860
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,429
Other Income	$244,526	($239,100 )	$565,874
Basic and Diluted Net Loss per Share	$0.02	$0.02	$0.03
Assets	$33,941,040	$30,920,228	$31,637,006
Current Assets	$3,411,615	$2,176,886	$6,429,027
Capital Stock	$43,399,177	$39,562,338	$39,562,338
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares
Basic and Diluted Net Loss per Common Share	$0.02	$0.02	$0.03

Cash Dividends per Common Share	NIL	NIL	NIL

Information based on US GAAP is not comparable to information prepared in accordance with IFRS.

	US GAAP 2010 Audited	US GAAP 2009 Audited	US GAAP 2008 Audited
Net Sales or Operating Revenue	NIL	NIL	NIL
Net Loss	$3,020,058	$5,027,072	$4,830,696
Net Loss from Operations (January 17, 1983 (inception to December 31, 2010)	$48,378,500	$45,358,442	$40,331,370
Depreciation	$13,725	$24,389	$20,860
General and Administrative Expenses	$1,464,046	$1,238,438	$2,524,141
Mineral Property Exploration Costs	$1,800,538	$3,549,534	$2,872,430
Other Income	$244,526	($239,100 )	$565,874
Basic and Diluted Net Loss per Share	$0.05	$0.08	$0.08
Assets	$3,639,474	$2,419,200	$6,685,512
Current Assets	$3,411,615	$2,176,886	$6,429,027
Capital Stock	$43,399,177	$39,562,338	$39,562,338
Common Stock (adjusted to reflect changes in capital)	76,545,052 common shares	60,370,592 common shares	60,370,592 common shares
Basic and Diluted Net Loss per Common Share	$0.05	$0.08	$0.08
Cash Dividends per Common Share	NIL	NIL	NIL

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $95,893 and receivables of $18,370 as of December 31, 2014. We estimate our average monthly operating expenses to be approximately $15,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2015, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we do not have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2015 or for continued exploration. The Company is currently looking for a partner to take the Turnagain project to the feasibility level as well as raising additional working capital through the issuance of shares and or debt. We have also identified a PGE exploration program on the Turnagain property that will require the Company to seek additional financing or a joint venture partnership. We do not currently have any arrangements for financing or joint venture partnerships and may not be able to find such if required. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

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

Risks Relating to our Securities

Trading in our common shares on the Toronto Stock Venture Exchange is limited and sporadic, making it difficult for our shareholders to sell their shares or liquidate their investments.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 27, 2014, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 16,515,333 of our common shares which, if exercised, would represent approximately 18 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2014, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure from January 1, 2012 to December 31, 2014 was CDN$2,250,000.

As of December 31, 2014, we had $99,276 in working capital, which is not sufficient to cover our operating costs for the next twelve months at $15,000 per month. To make up the shortfall, the Company will have to raise additional funds by issuing shares or debt. If the Company is to carry out a 2015 exploration program, we will be required to obtain additional equity funding or secure a joint venture partner to provide funding to cover 100% of the anticipated costs.

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

Our executive office is located at 1060 – 1090 West Georgia Street, Vancouver, British Columbia V6E 3V7, Canada. The Company leases 1,014 square feet of space for $51,363 per year and the lease expires on September 30, 2016, we sublease 75% of this space which costs the Company approximately $1,500 per month in total office rent. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has recently rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical test-work. We rent this facility for $1,000 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $105,000 located at our Vancouver Office and our camp at the Turnagain property. We lease a photocopier and postage meter at the rate of $498 per month. Satellite internet and telephone service at our camp at the Turnagain property costs $150 per month.

Our main mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property.

Exploration data collected during the 2003 to 2014 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Hard Creek Nickel Corporation.

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

Description of Claims

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of April 27, 2015.

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

During the years ended December 31, 2012, 2013 and 2014, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs and identified a PGE exploration program on the Turnagain property.

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

Year Ended December 31, 2013 Compared to Year Ended December 31, 2014

General and Administrative - During fiscal 2014 the Company cut all non-essential administrative expenses. The administrative expenses for 2014 were $221,709, down from $400,304 in the prior year. Total administrative expenses includes two non-cash expenses, the first non-cash expense is amortization which charges the cost of equipment against earnings over its useful life, these amounts were $5,082 and $10,117 in 2014 and 2013, respectively. The second non-cash expense is stock-based compensation which recognizes the fair value of stock options granted and vested; these amounts were $Nil and $118,036 in 2014 and 2013, respectively. Excluding these items, the 2014 administrative expenses were $216,627, down from $272,151 in 2013. Investor relations expenses in 2014 were $18,947 (2013: $22,635), legal and audit expenses in 2014 were $24,026 (2013: $32,545), management fees in 2014 were $48,000 (2013: $72,500) and office and general expenses in 2014 were $125,653 (2013: $144,471). Excluding amortization and stock based compensation, the total general and administrative expenses for the year were approximately $18,000 per month compared to $23,000 per month in 2013.

At December 31, 2014 the Company impaired the Turnagain mineral claims by $22,799,128 to estimated net realizable value of $10,000,000 based on the current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2013, the CEO forgave $51,000 in accrued management fees. In 2014 the Company earned $4,124 from interest income (2013: $5,388) and had deferred income tax recovery of $Nil for 2014 (2013: $68,652).

Exploration - During the year ended December 31, 2014, the Company incurred exploration and evaluation costs of $91,875 (2013: $129,470).

Year Ended December 31, 2012 Compared to Year Ended December 31, 2013

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

As at December 31, 2014, our company had accumulated losses totaling $44,341,687 and a working capital of $99,276. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from this uncertainty. The auditors’ report includes an explanatory paragraph disclosing the substantial doubt regarding the Company's ability to continue as a going concern.

As at December 31, 2013 the Company had cash of $99,655 and working capital of $122,794.

As of April 27, 2015, we had approximately $7,000 in cash, $16,000 in recoverable taxes, and $Nil in accounts payable and do not have sufficient working capital to cover our operating costs or 2015 exploration program for fiscal year 2015 and will need to raise additional funds through further equity issuances or loans.

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

There were no changes to the accounting policies applied by our company to each of the 2014 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2014.

Critical Accounting Estimates

As at December 31, 2014, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $10,000,000. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

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

Standard effective for annual periods beginning on or after January 1, 2015:

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

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the

Company’s consolidated financial statements.

Item 6           Directors, Senior Management and Employees

A.           Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 60

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

George Sookochoff Director Age: 63	Mr. Sookochoff has been a director of our company since November of 2003. As a non- executive director, Mr. Sookochoff is responsible for the corporate governance of our company.
Tom Milner Director Age: 69	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
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

Gary Johnson Director Age: 58

Mr. Johnson has been a director of our company since June 2010. As a non- executive director, Mr. Johnson is responsible for the corporate governance of our company. Mr. Johnson resigned as a director on September 26, 2014.

Cliff Carson Director Age: 66	Mr. Carson has been a director of our company since May 2011. As a non- executive director, Mr. Carson is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 53

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Leslie Young Corporate Secretary Age: 56

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

B.           Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2014:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen -sation ($)	Total Compen -sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
George Sookochoff Director	2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Tom Milner Director	2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Lyle Davis Director	2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Gary Johnson Director	2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Cliff Carson Director	2014	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Brian Fiddler Controller and Chief Financial Officer	2014	$24,000	Nil	Nil	Nil	Nil	Nil	Nil	$24,000
Leslie Young Corporate Secretary	2014	$24,000	Nil	Nil	Nil	Nil	Nil	Nil	$24,000

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

D.           Employees

As of December 31, 2014, we had five part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.           Share Ownership

There were 90,373,493 Common Shares issued and outstanding as of April 27, 2015. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 27, 2015:

Name	Number of Common Shares Beneficially Owned as of April 22, 2014	Percentage(1)
Mark Jarvis	7,885,289 (2)	8.05%
George Sookochoff	250,000(3)	0.26%
Tom Milner	670,000(4)	0.71%
Lyle Davis	370,000(5)	0.39%
Brian Fiddler	304,368(6)	0.32%
Leslie Young	363,800(7)	0.38%
Gary Johnson	150,000(8)	0.16%
Cliff Carson	1,860,000(9)	1.96%

(1)

Based on 90,373,493 Common Shares issued and outstanding as at April 27, 2015, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2015.

(2)	Includes stock options to purchase up to 725,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.

(3)	Includes stock options to purchase up to 250,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(4)	Includes stock options to purchase up to 450,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(5)	Includes stock options to purchase up to 350,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring up to January 4, 2018.
(6)	Includes stock options to purchase up to 250,000 of our Common Shares at exercise prices ranging from $.10 - $0.50 per share expiring January 4, 2018.
(7)	Includes stock options to purchase up to 300,000 of our Common Shares at exercise prices ranging from $0.10 - $0.50 per share expiring January 4, 2018.
(8)	Mr. Johnson resigned on September 26, 2014 and his options expired on December 26, 2014.
(9)	Includes stock options to purchase up to 1,300,000 of our Common Shares at exercise prices ranging from $0.10 - $0.42 per share expiring January 4, 2018.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan. There were no stock options granted during the fiscal year ending December 31, 2014.

Item 7           Major Shareholders and Related Party Transactions

A.           Major Shareholders

The following table sets forth, as of April 27, 2015, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	7,885,289 (2)	8.05%

(1)

Based on 90,373,493 Common Shares issued and outstanding as at April 27, 2015, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 27, 2015.

(2)	Includes stock options to purchase up to 725,000 of our Common Shares at exercise prices ranging from $0.10 – 0.50 per share expiring January 4, 2018.

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

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2014	2013
Exploration and evaluation expenditures (capitalized)	$-	$4,100
Stock-based compensation to non-management directors	-	57,905
	$-	$62,005

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2014	2013
Management fees	$48,000	$72,500
Stock-based compensation	-	26,724
	$48,000	$99,224

C.           Interests of Experts and Counsel

Not required.

Item 8           Financial Information

A.           Consolidated and Other Financial Information

See Item 18 and our consolidated financial statements and accompanying notes.

B.           Significant Changes

Our company is not aware of any significant change since December 31, 2014 that is not otherwise reported in this filing.

Item 9           The Offer and Listing

A.           Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2010 through to December 31, 2014) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-10	$0.65	$0.19
31-Dec-11	$0.52	$0.16
31-Dec-12	$0.20	$0.04
31-Dec-13	$0.08	$0.02
31-Dec-14	$0.06	$0.02

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
31-Mar-13	$0.08	$0.03
30-Jun-13	$0.05	$0.03
30-Sep-13	$0.04	$0.03
31-Dec-13	$0.06	$0.02
31-Mar-14	$0.06	$0.04
30-Jun-14	$0.06	$0.03
30-Sep-14	$0.05	$0.02
31-Dec-14	$0.03	$0.01

The high and low market prices for the most recent six months on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Oct-14	$0.03	$0.02
30-Nov-14	$0.02	$0.01
31-Dec-14	$0.02	$0.01
31-Jan-15	$0.02	$0.01
29-Feb-15	$0.02	$0.01
31-Mar-15	$0.02	$0.01

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

C.           Material Contracts

We have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2014, the two fiscal years proceeding and the current fiscal year up to and including the date of this annual report. Each contract is between Hard Creek Nickel and the Contractor, there is no provision to pass any of these contracts to Hard Creek Nickel’s wholly-owned subsidiary, Canadian Metals Exploration Ltd.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2014, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2014.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2014. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2014.

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

Principal Accountant Fees and Services

Audit-Related Fees

Fiscal Year 2014: $10,000	Fiscal Year 2013: $22,000

Tax Fees

Fiscal Year 2014: $Nil	Fiscal Year 2013: $Nil

All Other Fees

Fiscal Year 2014: $1,500	Fiscal Year 2013: $1,500

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

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2014 and 2013.
Consolidated Statements of Comprehensive Loss as at December 31, 2014 and 2013.
Consolidated Statements of cash flows for the years ended December 31, 2014 and 2013.

Item 19         Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

8.	List of Subsidiaries

8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act for Brian Fiddler*

13	Section 906 Certifications

13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*

13.2	Section 906 Certifications under Sarbanes-Oxley Act for Brian Fiddler*

15.	Additional Exhibits

15.1	Consent of Tony Hitchins*

15.2	Code of Ethics (2)

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

HARD CREEK NICKEL CORPORATION

“Brian Fiddler”

__________________________________
Brian Fiddler
Chief Financial Officer
Date: April 30, 2015

Hard Creek Nickel Corporation

Consolidated Financial Statements

Years Ended December 31, 2014 and 2013

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2014 and 2013, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2014 and 2013, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

“DMCL”

DALE MATHESON CARR-HILTON LABTONE LLP
CHARTERED ACCOUNTANTS

Vancouver, Canada
April 16, 2015

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2014	2013

ASSETS
Current assets
Cash		$95,893	$99,655
Receivables	4	18,370	26,628
Prepaid expenses		11,606	15,930
		125,869	142,213
Non-current assets
Reclamation deposits		337,900	337,900
Equipment	5	17,164	22,246
Exploration and evaluation assets	6	10,000,000	32,988,113
		10,355,064	33,348,259

TOTAL ASSETS		$10,480,933	$33,490,472

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$26,593	$19,419

Non-current liabilities
Deferred tax liabilities	9	-	213,200

TOTAL LIABILITIES		26,593	232,619

EQUITY
Share capital	10	48,642,413	48,642,413
Share-based payment reserve	11	6,153,639	6,153,639
Deficit		(44,341,712)	(21,538,199)

TOTAL EQUITY		10,454,340	33,257,853

TOTAL LIABILITIES AND EQUITY		$10,480,933	$33,490,472

Nature and continuance of operations (Note 1)
Commitment (Note 8)

APPROVED BY:

DIRECTOR   “MARK JARVIS”   DIRECTOR    “LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years ended
		December 31,	December 31,
	Notes	2014	2013

Operating expenses
Depreciation	5	$5,082	$10,117
Investor relations		18,947	22,635
Legal and audit		24,026	32,545
Management fees	12	48,000	72,500
Office and general		125,654	144,471
Stock-based compensation	10, 12	-	118,036
		221,709	400,304

Other (income) loss
Exploration property impairments	6	22,799,128	20,887
Forgiveness of debt	12	-	(51,000)
Gain on sale of assets		-	(572)
Interest income		(4,124)	(5,388)
		22,795,004	(36,073)

Loss before income taxes		23,016,713	364,231
Deferred income tax recovery	9	(213,200)	(68,652)
Loss and comprehensive loss for the year		$22,803,513	$295,579

Loss per share – basic and diluted	10	$(0.25)	$(0.00)
Weighted average number of shares outstanding – basic and diluted	10	90,373,493	90,373,493

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital
		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total

Balance at December 31, 2012		90,373,493	$48,642,413	$6,035,603	$(21,242,620)	$33,435,396

Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	48,642,413	6,153,639	(21,538,199)	33,257,853

Comprehensive loss for the year		-	-	-	(22,803,513)	(22,803,513)
Balance at December 31, 2014		90,373,493	$48,642,413	$6,153,639	$(44,341,712)	$10,454,340

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2014	2013

Operating activities
Loss for the year	$(22,803,513)	$(295,579)
Adjustments for:
Depreciation	5,082	10,117
Exploration property impairments	22,799,128	20,887
Income tax recovery	(213,200)	(68,652)
Forgiveness of debt	-	(51,000)
Stock-based compensation	-	118,036
Gain on sale of assets	-	(572)
Changes in non-cash working capital items:
Receivables	(877)	40,864
Prepaid expense	4,324	2,052
Trade payables and accrued liabilities	7,174	(67,516)
Net cash flows used in operating activities	(201,882)	(291,363)

Investing activities
Expenditures on exploration and evaluation assets	(91,875)	(129,470)
BC Mining tax credit settlement	289,995	-
Proceeds on sale of equipment	-	1,999
Net cash flows from (used in) investing activities	198,120	(127,471)
Change in cash	(3,762)	(418,834)
Cash, beginning	99,655	518,489

Cash, ending	$95,893	$99,655

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2014 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, the future price for nickel and its ability to generate funds there from and/or raise additional equity capital or borrowings sufficient to meet current and future obligations. With the current state of the junior resource market the ability to raise funds for working capital is very difficult. These uncertainties cast significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 16, 2015 by the directors of the Company.

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
For the years ended December 31, 2014 and 2013

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
For the years ended December 31, 2014 and 2013

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

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black–Scholes option pricing model. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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
For the years ended December 31, 2014 and 2013

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
For the years ended December 31, 2014 and 2013

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
For the years ended December 31, 2014 and 2013

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

At December 31, 2014 and December 31, 2013, the Company had no material restoration and environmental obligations.

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

New interpretation IFRS 21 “”Levies”

This is an interpretation of IAS 37 “Provisions, contingent liabilities and contingent assets”. The interpretation clarifies that the obligating event that gives rise to a liability to pay a levy is the activity described in the relevant legislation that triggers the payment of the levy.

The Company adopted these amendments / interpretations during the year ended December 31, 2014. There was no impact in the Company’s consolidated financial statements.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

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

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

4.	Receivables

	December 31,	December 31,
	2014	2013
Goods and Service sales tax	$2,084	$1,493
British Columbia mining tax credits	16,000	25,135
Other receivable	286	-
	$18,370	$26,628

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At January 1, 2013	$30,230	$28,809	$61,984	$121,023
Disposals	(9,900)	-	-	(9,900)
At December 31, 2013 and 2014	20,330	28,809	61,984	111,123

Depreciation:
At January 1, 2013	25,74	19,602	41,891	87,233
Charge for the year	1,209	4,736	4,172	10,117
Disposals	(8,473)	-	-	(8,473)
At December 31, 2013	18,476	24,338	46,063	88,877
Charge for the year	556	1,341	3,185	5,082
At December 31, 2014	19,032	25,679	49,248	93,959

Net book value:
At December 31, 2013	$1,854	$4,471	$15,921	$22,246
At December 31, 2014	$1,298	$3,130	$12,736	$17,164

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2012	2013	2013	2014	2014
Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,050,716	1,576	2,052,292	-	2,052,292
Claims renewal / staking	453,603	3,902	457,505	1,256	458,761
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	913,322	4,100	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	110,205	861	111,066	-	111,066
Geological and engineering services	8,650,416	51,482	8,701,898	46,500	8,748,398
Geophysical services	740,386	3,129	743,515	-	743,515
Metallurgy	3,733,922	27,880	3,761,802	18,580	3,780,382
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,538,569	28,903	1,567,472	25,159	1,592,631
Transportation	2,596,237	7,742	2,603,979	379	2,604,358
Cost recovery	-	(56,480)	(56,480)	-	(56,480)
Property impairments	(131,087)	(20,887)	(151,974)	(22,799,128)	(22,951,102)
BC refundable mining tax credits	(1,875,568)	(25,135)	(1,900,703)	(280,860)	(2,181,563)
Federal non-refundable mining tax credits, net of valuation allowance	(123,359)	62,174	(61,185)	-	(61,185)
	$32,898,866	$89,247	$32,988,113	$(22,988,113)	$10,000,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). TheCompany has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2014, the Company incurred costs totalling $91,874 (2013 - $129,575) on the Turnagain mineral claims and settled with the Canada Revenue Agency on outstanding B.C. Mineral Exploration Tax Credits claims for $264,860.

At December 31, 2014 the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $22,799,128 to the estimated net realizable value of $10,000,000, being the estimated fair value of the asset based on management’s assessment of current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. This estimate is highly subjective and is subject to changes over time. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2014	2013
Trade payables	$15,641	$2,539
Accrued liabilities	10,952	16,880
	$26,593	$19,419

8.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2014	2013
Payable not later than one year	$51,363	$51,363
Payable later than one year and not later than five years	38,522	89,885
	$89,885	$141,248

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2014	2013
Loss before income taxes	$23,016,712	$364,231

Statutory tax rate	26%	25.8%
Expected income tax recovery at the statutory tax rate	$(5,988,505)	$(93,789)
Permanent differences	32	46,440
Tax rate changes	-	21,321
Tax pool not recognized	5,718,733	21,321
Other	56,540	(42,624)
Income tax recovery	$(213,200)	$(68,652)

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2013	$(4,792,116)	$4,329,579	$76,029	$23,147	$143,686	$(219,678)
Charged (credited) to net loss	55,823	25,064	5,523	(10,324)	(131,782)	(55,696)
Credited to assets	-	-	-	-	62,174	62,174
At December 31, 2013	(4,736,293)	4,354,640	81,552	12,823	74,078	(213,200)
Charged (credited) to net loss	4,736,293	(4,354,640)	(81,552)	(12,823)	(74,078)	213,200
At December 31, 2014	$-	$-	$-	$-	$-	$-

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA’s interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. In June 2014 the Company and CRA settled for a cash refund of $264,860 which was charged as a credit against Exploration and Evaluation Assets.

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2014	2013
Federal investment tax credits	$688,331	$616,615
Exploration and evaluation assets	1,471,147	(4,736,293)
Non-capital loss carryforwards	4,078,060	4,354,640
Other	84,446	94,375
Valuation allowance	(6,321,984)	(542,537)
	$-	$(213,200)

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

9.	Income Tax and Mining Tax Credits (cont’d)

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource	Non-capital		Canadian federal investment
	pools	losses	Other	tax credit losses
2025	$-	$450,357	$3,024	$25,187
2026	-	1,663,131	3,024	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,733	-	237,882
2029	-	2,620,757	-	274,518
2030	-	2,388,309	-	-
2031	-	1,392,527	-	-
2032	-	818,110	-	-
2033	-	202,411	-	-
2034	-	266,148	-	-
No expiry	5,658,259	-	318,743
	$5,658,259	$15,684,847	$324,791	$688,331

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2014 there were 90,373,493 issued and fully paid common shares (2013 – 90,373,493).

There were no share issuances during the fiscal years ended December 31, 2014 or 2013.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2014 was based on the loss attributable to common shareholders of $22,803,513 (2013 - $295,579) and the weighted average number of common shares outstanding of 90,373,493 (2013 – 90,373,493).

Diluted loss per share did not include the effect of stock options and warrants as the effect would be anti-dilutive.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

10.	Share capital (cont’d)

Stock options (cont’d)

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2014 and 2013 are as follows:

	Year ended		Year ended
	December 31, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	7,657,000	$0.29	5,492,000	$0.44
Options granted	-	-	2,650,000	0.10
Options expired	(2,235,000)	0.75	(485,000)	1.00
Options outstanding, ending	5,422,000	$0.28	7,657,000	$0.29
Options exercisable, ending	5,422,000	$0.28	7,657,000	$0.29

Details of options outstanding as at December 31, 2014 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10	3.01 years	2,650,000
$0.40 - $0.50	0.95 years	2,772,000
$0.28	2.0 years	5,422,000

There were no stock options granted during the year ended December 31, 2014 (2013 - 2,650,000). During 2013, stock-based compensation in the amount of $118,036 was recorded in operating expenses relating to options granted in the year. The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	Year ended	Year ended
	December 31,	December 31,
	2014	2013
Expected life of options	-	2.98 years
Annualized volatility	-	118%
Risk-free interest rate	-	1.27%
Dividend rate	-	-

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

10.	Share capital (cont’d)

Warrants

The changes in warrants outstanding during the years ended December 31, 2014 and 2013 are as follows:

	Year ended		Year ended
	December 31, 2014		December 31, 2013
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,093,333	$0.12	13,093,333	$0.12
Warrants expired	(1,000,000)	0.25	-	-
Warrants outstanding, ending	12,093,333	$0.08	13,093,333	$0.12

At December 31, 2014 and 2013, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2014 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.08	0.85 years	12,093,333

11.	Share-based payment reserve

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

12.	Related party transactions

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2014	2013
Exploration and evaluation expenditures (capitalized)	$-	$4,100
Management fees	48,000	72,500
Stock-based compensation	-	84,629
	$48,000	$161,229

At December 31, 2013, a director of the Company forgave $51,000 in accrued management fees which were outstanding at December 31, 2012.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

13.	Financial risk and capital management

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2014 and 2013

13.	Financial risk and capital management (cont’d)

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2014	2013
Loans and receivables:
Cash	$95,893	$99,655
Reclamation deposits	337,900	337,900
	$433,793	$437,555

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2014	2013
Non-derivative financial liabilities:
Trade payables	$15,641	$2,539

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

