Form 20-F/A
period 2014-12-31
HARD CREEK NICKEL CORP
filed 2015-11-10
CIK 1336364

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
[   ] YES      [X] NO

EXPLANATORY NOTE

This Form 20-F/A of Hard Creek Nickel Corp. (the “Company”) amends the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2014 as originally filed on April 30, 2015.  This Form 20-F/A is being filed in response to a comment letter dated October 22, 2015 received from the United States Securities and Exchange Commission (the “SEC Letter”).

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to address only those items brought forth in the SEC Letter.  As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on April 30, 2015.

For details on our amendments to this Form 20-F/A, refer to the following pages:

Item 3-A	page 7

Item 15	page 47

December 31, 2012 Audited Financial Statements	page 49

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

Hard Creek Nickel Corporation
Selected Financial Data in accordance with IFRS
(Expressed in Canadian Dollars)

		2014	2013	2012	2011	2010
Net operating revenues		$0	0	0	0	0

Loss from continued operations		$0	0	0	0	0
Income from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Net loss		$(22,803,513)	(295,579)	(319,202)	(1,630,653)	(1,220,100)
Comprehensive loss		$(22,803,513)	(295,579)	(319,202)	(1,630,653)	(1,220,100)

Loss per share from continued operations		$(0.00)	(0.00)	(0.00)	(0.02)	(0.02)
Income per share from discontinued operations	$	N/a	N/a	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a	N/a	N/a

Share capital		$48,642,413	48,642,413	48,642,413	47,749,579	47,422,414
Common shares issued		90,373,493	90,373,493	90,373,493	77,330,160	76,545,052
Weighted average
shares outstanding		90,373,493	90,373,493	81,032,321	77,161,144	64,947,151

Total assets		$10,480,933	33,490,472	33,849,384	33,254,766	34,042,450

Net assets (liabilities)		$10,454,340	33,257,853	33,435,396	32,618,138	33,313,543

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0	0	0
Exchange rates (CDN$ to US$) period average		$1.1045	1.0299	1.0004	1.0110	1.0303

Exchange rates (CDN$ to US$) for most recent six months	Period High	Period Low
October 2014	$1.1306	1.1104
November 2014	$1.1440	1.1236
December 2014	$1.1656	1.1328
January 2015	$1.2711	1.1749
February 2015	$1.2641	1.2374
March 2015	$1.2790	1.2416
Exchange rate (CDN$ to US$) April 27, 2015	$1.2626	1.2101

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

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2014. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.  Management maintains a comprehensive system of controls intended to ensure that transactions are executed in accordance with management’s authorization, assets are safeguarded, and financial records are reliable. Management also takes steps to ensure that information and communication flows are effective and monitor performance, including performance of internal control procedures.

In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (1992 COSO Framework) Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2014. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, , we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2014.

We will transition to the 2013 COSO Framework in due course and continue to monitor and evaluate the effectiveness of our internal controls and procedures and our internal controls over financial reporting on an ongoing basis and are committed to taking further action and implementing additional enhancements or improvements, as necessary and as funds allow.

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
Consolidated Statements of Comprehensive Loss as at December 31, 2013 and 2012.
Consolidated Statements of cash flows for the years ended December 31, 2013 and 2012.

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

Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2013 and 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Auditor's Responsibility

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

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence that we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that may cast significant doubt about Hard Creek Nickel Corporation's ability to continue as a going concern.

“DMCL”
DALE MATHESON CARR-HILTON LABTONE LLP
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

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years ended
		December 31,	December 31,
	Notes	2013	2012

Operating expenses
Consulting		$-	$2,000
Depreciation	5	10,117	10,893
Director fees	12	-	4,000
Investor relations		22,635	128,561
Legal and audit		32,545	45,874
Management fees	12	72,500	198,000
Office and general		144,188	275,070
Stock-based compensation	10, 12	118,036	-
Travel and promotion		283	22,174
		400,304	686,572

Other (income) loss
Exploration property impairments	6	20,887	11,740
Interest expense	12	-	7,144
Forgiveness of debt	12	(51,000)	-
Gain on sale of assets		(572)	-
Interest income		(5,388)	(5,856)
		(36,073)	13,028
Loss before income taxes		364,231	699,600

Deferred income tax (recovery) expense	9	(68,652)	(380,398)

Loss and comprehensive loss for the year		$295,579	$319,202

Loss per share — basic and diluted	10	$(0.00)	$(0.00)
Weighted average number of shares outstanding — basic and diluted	10	90,373,493	81,032,321

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at January 1, 2012		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138

Comprehensive loss for the year		-	-	-	(319,202)	(319,202)
		77,330,160	47,749,579	5,791,977	(21,242,620)	32,298,936
Shares issued for cash — private placement	10	13,043,333	1,147,800	-	-	1,147,800
Fair value of warrants issued — private placement	10		(239,989)	239,989	-	-
Share issue costs, net of tax recovery	10	-	(11,340)	-	-	(11,340)
Fair value of broker warrants	10	-	(3,637)	3,637	-	-
Balance at December 31, 2012		90,373,493	48,642,413	6,035,603	(21,242,620)	33,435,396

Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
		90,373,493	48,642,413	6,035,603	(21,538,199)	33,139,817
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	$48,642,413	$6,153,639	$(21,538,199)	$33,257,853

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2013	2012

Operating activities
Loss for the year	$(295,579)	$(319,202)
Adjustments for:
Depreciation	10,117	10,893
Exploration property impairments	20,887	11,740
Income tax recovery	(68,652)	(380,398)
Forgiveness of debt	(51,000)	-
Stock-based compensation	118,036	-
Gain on sale of assets	(572)	-
Interest income	-	(5,856)
Changes in non-cash working capital items:
Receivables	40,864	241,997
Prepaid expense	2,052	9,643
Trade payables and accrued liabilities	(67,516)	(12,783)
Net cash flows used in operating activities	(291,363)	(443,966)

Investing activities
Expenditures on exploration and evaluation assets	(129,470)	(412,611)
Proceeds on sale of equipment	1,999	-
Interest income	-	5,856
Net cash flows used in investing activities	(127,471)	(406,755)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	-	1,132,680
Net cash flows used in financing activities	-	1,132,680
Change in cash	(418,834)	281,959
Cash, beginning	518,489	236,530

Cash, ending	$99,655	$518,489

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the Toronto Stock Exchange (“TSX”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 1090 West Georgia Street, Suite 1060, Vancouver, British Columbia, Canada, V6E 3V7. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2013 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. These uncertainties cast a significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

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

Certain of the comparative figures have been reclassified to conform to current year's presentation.

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned Canadian subsidiary, Canadian Metals Exploration Ltd.

Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company's management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Revisions to estimates are adjusted for prospectively in the period in which the estimates are revised.

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

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company's financial statements include:

-	the assessment of the Company's ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Exploration and evaluation expenditures (cont'd)

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

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods. Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black—Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Financial instruments (cont'd)

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

Regular purchases and sales of financial assets are recognized on the trade-date — the date on which the Company commits to purchase the asset.

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

Impairment of assets

The carrying amount of the Company's assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive loss.

The recoverable amount of assets is the greater of an asset's fair value less cost to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects the current market assessments of the time value of money and the risks specific to the asset. For an asset that does not generate cash inflows largely independent of those from other assets, the recoverable amount is determined for the cash- generating unit to which the asset belongs.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

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

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company's common shares is initially recorded as a liability (“flow-through tax liability”). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized. To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

2.	Significant accounting policies and basis of preparation (cont'd)

Restoration and environmental obligations (cont'd)

The Company's estimates of restoration costs could change as a result of changes in regulatory requirements, discount rates and assumptions regarding the amount and timing of the future expenditures. These changes are recorded directly to the related asset with a corresponding entry to the restoration provision. The Company's estimates are reviewed annually for changes in regulatory requirements, discount rates, effects of inflation and changes in estimates.

Changes in the net present value, excluding changes in the Company's estimates of restoration costs, are charged to the statement of comprehensive loss for the period.

The net present value of restoration costs arising from subsequent site damage that is incurred on an ongoing basis during production are charged to the statement of comprehensive loss in the period incurred.

The costs of restoration projects that were included in the provision are recorded against the provision as incurred. The costs to prevent and control environmental impacts at specific properties are capitalized in accordance with the Company's accounting policy for exploration and evaluation assets.

At December 31, 2013 and December 31, 2012, the Company had no material restoration and environmental obligations.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive loss during the financial period in which they are incurred.

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
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

6.	Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Expenditures	December 31,	Expenditures	December 31,
	2011	2012	2012	2013	2013
Mineral property interests	$179,500	$-	$79,500	$-	$179,500
Assays and testing	2,047,194	3,522	2,050,716	1,576	2,052,292
Claims renewal / staking	440,962	12,641	453,603	3,902	457,505
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,451	170	1,256,621	-	1,256,621
Exploration data management	912,534	788	913,322	4,100	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	110,205	-	110,205	861	111,066
Geological and engineering services	8,399,319	251,097	8,650,416	51,482	8,701,898
Geophysical services	740,386	-	740,386	3,129	743,515
Metallurgy	3,673,446	60,476	3,733,922	27,880	3,761,802
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,509,126	29,443	1,538,569	28,903	1,567,472
Transportation	2,579,714	16,523	2,596,237	7,742	2,603,979
Cost recovery	-	-	-	(56,480)	(56,480)
Property impairments	(119,347)	(11,740)	(131,087)	(20,887)	(151,974)
BC refundable mining tax credits	(1,866,330)	(9,238)	(1,875,568)	(25,135)	(1,900,703)
Federal non-refundable mining tax credits, net of valuation allowance	(344,869)	221,510	(123,359)	62,174	(61,185)
	$32,323,674	$575,192	$32,898,866	$89,247	$32,988,113

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

6.	Exploration and evaluation assets (cont'd)

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

Lease obligations relate to the Company's rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company's minimum lease payments is as follows:

	December 31,	December 31,
	2013	2012
Payable not later than one year	$51,363	$104,037
Payable later than one year and not later than five years	89,885	286,102
	$141,248	$390,139

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company's loss before income taxes. The components of the Company's income tax expense (recovery) are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2013	2012
Loss before income taxes	$364,231	$699,600

Statutory tax rate	25.8%	25.0%
Expected income tax recovery at the statutory tax rate	$(93,789)	$(174,900)
Permanent differences	46,440	55,509
Tax rate changes	21,321	-
Other	(42,624)	(261,007)
Income tax expense (recovery)	$(68,652)	$(380,398)

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2012	$(4,977,879)	$4,126,846	$73,307	$30,184	$365,196	$(382,346)
Charged (credited) to net loss	185,763	202,730	2,722	(10,817)	-	380,398
Credited to assets	-	-	-	-	(221,510)	(221,510)
Charged to equity	-	-	-	3,780	-	3,780
At December 31, 2012	(4,792,116)	4,329,576	76,029	23,147	143,686	(219,678)
Charged (credited) to net loss	55,823	25,064	5,523	(10,324)	(131,782)	(55,696)
Credited to assets	-	-	-	-	62,174	62,174
At December 31, 2013	$(4,736,293)	$4,354,640	$81,552	$12,823	$74,078	$(213,200)

During the fiscal year ended December 31, 2009, the Canada Revenue Agency (“CRA”) conducted an audit of the Company's tax filings for the fiscal years 2002 to 2008 to substantiate a $2,222,020 claim in provincial refundable mining tax credits as of December 31, 2008 (“METC”). The results of the audit resulted in a reduction of $1,062,637 in provincial refundable mining tax credits and a reduction of $180,712 in federal non-refundable tax credits. The Company filed a Notice of Objection during the year ended December 31, 2010 to dispute CRA's interpretation that $983,516 of the costs incurred by the Company did not qualify as Canadian Exploration Expenses, which is the basis for the provincial refundable mining tax credit. On February 24, 2014 the Company provided the CRA with a settlement offer for their consideration. Any recovery of additional METC, if received, will be recorded in the period received.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

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

Issued share capital

At December 31, 2013 there were 90,373,493 issued and fully paid common shares (December 31, 2012 — 90,373,493).

There were no share issuances during the fiscal year ending December 31, 2013.

Private placements

On March 2, 2012, the Company completed a private placement for 3,043,333 units at a price of $0.18 per unit for gross proceeds of $547,800. Each unit consists of one common share and one share purchase warrant exercisable into one common share at $0.25 per share for a period of two years. The intrinsic value of the warrants issued as part of this private placement was $39,989, which was recorded in the share-based payment reserve. As consideration for their services under the private placement, the agents received a cash commission of $9,000 and 50,000 share purchase warrants valued at $3,637. These costs were offset against the gross proceeds. The agent's warrants are exercisable into one common share at $0.25 for two years.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

10.	Share capital (cont'd)

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2013 was based on the loss attributable to common shareholders of $295,579 (December 31, 2012 - $319,202) and the weighted average number of common shares outstanding of 90,373,493 (December 31, 2012 — 81,032,321).

Diluted loss per share did not include the effect of 7,657,000 stock options and 13,093,333 warrants as the effect would be anti-dilutive.

Stock options

The Company has adopted an incentive stock option plan, which provides that the Board of Directors of the Company may from time to time, in its discretion, and in accordance with TSX requirements, grant to directors, officers, employees and technical consultants to the Company, non-transferable stock options to purchase common shares, provided that the number of common shares reserved for issuance will not exceed 10% of the Company's issued and outstanding common shares. Such options will be exercisable for a period of up to 5 years from the date of grant. In connection with the foregoing, the number of common shares reserved for issuance to any one optionee will not exceed five percent (5%) of the issued and outstanding common shares and the number of common shares reserved for issuance to all investor relations and technical consultants will not exceed two percent (2%) of the issued and outstanding common shares. Options may be exercised no later than 90 days following cessation of the optionee's position with the Company or 30 days following cessation of an optionee conducting investor relations activities' position.

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

Details of options outstanding as at December 31, 2013 are as follows: zf

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$0.10 - $0.25	1.38 years	2,650,000
$0.26 - $0.50	0.85 years	5,007,000
$0.29	2.23 years	7,657,000

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

10.	Share capital (cont'd)

Stock options (cont'd)

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

10.	Share capital (cont'd) Warrants (cont'd)

Details of warrants outstanding as at December 31, 2013 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.08	1.80 years	12,093,333
$0.25	0.01 years	1,000,000
$0.09	1.81 years	13,093,333

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense, the intrinsic value of warrants associated with private placements and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

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

These amounts are the following transactions with counsecured, non-interest bearing and have no fixed terms of repayment.

At December 31, 2013, a director of the Company forgave $51,000 in accrued management fees which were outstanding at December 31, 2012.

Related party transactions

The Company incurred mpanies that are controlled by directors of the Company.

	Years ended
	December 31,	December 31,
	2013	2012
Interest expense on unsecured loan	$-	$7,144
Director fees	-	4,000
	$-	$11,144

In July 2012, a director of the Company advanced $175,000 to the Company under a promissory note bearing interest at 10% per annum. The promissory note and accrued interest of $7,144 was repaid in full in December 2012.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

12.	Related party transactions (cont'd)

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2013	2012
Exploration and evaluation expenditures (capitalized)	$4,100	$89,500
Management fees	72,500	198,000
Stock-based compensation	84,629	-
	$161,229	$287,500

13.	Supplemental cash flow information

Investing activities included in trade payables and accrued liabilities:

	December 31,	December 31,
	2013	2012
Expenditures on exploration and evaluation assets	$105	$52,553

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

Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company's primary exposure to credit risk is on its cash held in bank accounts. All of the cash is deposited in bank accounts held with one major bank in Canada. Since all of the Company's cash is held by one bank there is a concentration of credit risk. This risk is managed by using major banks that are high credit quality financial institutions as determined by rating agencies. The Company's secondary exposure to risk is on its other receivables. This risk is minimal as receivables consist primarily of refundable government taxes.

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

14.	Financial instruments and financial risk management (cont'd)

Liquidity risk (cont'd)

The following is an analysis of the contractual maturities of the Company's non-derivative financial liabilities as at December 31, 2013:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables	$2,539	$-	$-

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2013 and 2012

14.        Financial instruments and financial risk management (cont'd)

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount.

Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

•	Level 1 — Unadjusted quoted prices in active markets for identical assets or liabilities;
•	Level 2 — Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
•	Level 3 — Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at December 31, 2013 and 2012:

	As at December 31, 2013
	Level 1	Level 2	Level 3
Cash	$99,655	$-	$-

	As at December 31, 2012
	Level 1	Level 2	Level 3
Cash	$518,489	$-	$-

15.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company's ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year and no restrictions.

