Form 20-F/A
period 2014-12-31
HARD CREEK NICKEL CORP
filed 2015-11-20
CIK 1336364

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
[   ] YES      [X] NO

EXPLANATORY NOTE

This Form 20-F/A of Hard Creek Nickel Corp. (the “Company”) amends the Company’s Form 20-F Annual Report for the fiscal year ended December 31, 2014 as originally filed on April 30, 2015. This Form 20-F/A is being filed in response to comment letters dated October 22, 2015 and November 16, 2015 received from the United States Securities and Exchange Commission (the “SEC Letter”).

For the convenience of the reader, this Form 20-F/A sets forth the entire Form 20-F Annual Report as originally filed with the SEC with amendments to address only those items brought forth in the SEC Letter.  As a result, this Form 20-F/A does not reflect any events that may have occurred after the Form 20-F Annual Report was filed on April 30, 2015.

For details on our amendments to this Form 20-F/A, refer to the following pages:

Item 3-A	page 7

Item 15	page 47

December 31, 2012 Audited Financial Statements	page 49

Independent Auditor’s Report Dated April 16, 2015	page F-2

Independent Auditor’s Report Dated March 21, 2014	page F-23

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
Date: November 20, 2015

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

Emphasis of Matter
Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Hard Creek Nickel Corporation’s ability to continue as a going concern. The consolidated financial statements do not include any adjustments that might result from this uncertainty.

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

Nature and continuance of operations (Note 1)
Commitment (Note 8)

APPROVED BY:

DIRECTOR   “MARK JARVIS”   DIRECTOR    “LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	F-3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years ended
		December 31,	December 31,
	Notes	2014	2013

Operating expenses
Depreciation	5	$5,082	$10,117
Investor relations		18,947	22,635
Legal and audit		24,026	32,545
Management fees	12	48,000	72,500
Office and general		125,654	144,471
Stock-based compensation	10, 12	-	118,036
		221,709	400,304

Other (income) loss
Exploration property impairments	6	22,799,128	20,887
Forgiveness of debt	12	-	(51,000)
Gain on sale of assets		-	(572)
Interest income		(4,124)	(5,388)
		22,795,004	(36,073)

Loss before income taxes		23,016,713	364,231
Deferred income tax recovery	9	(213,200)	(68,652)
Loss and comprehensive loss for the year		$22,803,513	$295,579

Loss per share – basic and diluted	10	$(0.25)	$(0.00)
Weighted average number of shares outstanding – basic and diluted	10	90,373,493	90,373,493

The accompanying notes are an integral part of these consolidated financial statements	F-4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital
		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total

Balance at December 31, 2012		90,373,493	$48,642,413	$6,035,603	$(21,242,620)	$33,435,396

Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	48,642,413	6,153,639	(21,538,199)	33,257,853

Comprehensive loss for the year		-	-	-	(22,803,513)	(22,803,513)
Balance at December 31, 2014		90,373,493	$48,642,413	$6,153,639	$(44,341,712)	$10,454,340

The accompanying notes are an integral part of these consolidated financial statements	F-5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2014	2013

Operating activities
Loss for the year	$(22,803,513)	$(295,579)
Adjustments for:
Depreciation	5,082	10,117
Exploration property impairments	22,799,128	20,887
Income tax recovery	(213,200)	(68,652)
Forgiveness of debt	-	(51,000)
Stock-based compensation	-	118,036
Gain on sale of assets	-	(572)
Changes in non-cash working capital items:
Receivables	(877)	40,864
Prepaid expense	4,324	2,052
Trade payables and accrued liabilities	7,174	(67,516)
Net cash flows used in operating activities	(201,882)	(291,363)

Investing activities
Expenditures on exploration and evaluation assets	(91,875)	(129,470)
BC Mining tax credit settlement	289,995	-
Proceeds on sale of equipment	-	1,999
Net cash flows from (used in) investing activities	198,120	(127,471)
Change in cash	(3,762)	(418,834)
Cash, beginning	99,655	518,489

Cash, ending	$95,893	$99,655

The accompanying notes are an integral part of these consolidated financial statements	F-6

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
Years Ended December 31, 2013 and 2012

Expressed in Canadian Dollars

INDEPENDENT AUDITOR'S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2013 and 2012, and the consolidated statements of comprehensive loss, changes in shareholders’ equity and cash flows for the years ended December 31, 2013 and 2012, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2013 and 2012, and its financial performance and its cash flows for the years ended December 31, 2013 and 2012 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Emphasis of Matter

Without modifying our opinion, we draw attention to Note 1 to the consolidated financial statements which describes matters and conditions that indicate the existence of a material uncertainty that casts substantial doubt about Hard Creek Nickel Corporation’s ability to continue as a going concern.

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

Nature and continuance of operations (Note 1)
Subsequent event (Note 16)
Commitment (Note 8)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	F-24

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years ended
		December 31,	December 31,
	Notes	2013	2012

Operating expenses
Consulting		$-	$2,000
Depreciation	5	10,117	10,893
Director fees	12	-	4,000
Investor relations		22,635	128,561
Legal and audit		32,545	45,874
Management fees	12	72,500	198,000
Office and general		144,188	275,070
Stock-based compensation	10, 12	118,036	-
Travel and promotion		283	22,174
		400,304	686,572

Other (income) loss
Exploration property impairments	6	20,887	11,740
Interest expense	12	-	7,144
Forgiveness of debt	12	(51,000)	-
Gain on sale of assets		(572)	-
Interest income		(5,388)	(5,856)
		(36,073)	13,028
Loss before income taxes		364,231	699,600

Deferred income tax (recovery) expense	9	(68,652)	(380,398)

Loss and comprehensive loss for the year		$295,579	$319,202

Loss per share — basic and diluted	10	$(0.00)	$(0.00)
Weighted average number of shares outstanding — basic and diluted	10	90,373,493	81,032,321

The accompanying notes are an integral part of these consolidated financial statements	F-25

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital

		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total
Balance at January 1, 2012		77,330,160	$47,749,579	$5,791,977	$(20,923,418)	$32,618,138

Comprehensive loss for the year		-	-	-	(319,202)	(319,202)
		77,330,160	47,749,579	5,791,977	(21,242,620)	32,298,936
Shares issued for cash — private placement	10	13,043,333	1,147,800	-	-	1,147,800
Fair value of warrants issued — private placement	10		(239,989)	239,989	-	-
Share issue costs, net of tax recovery	10	-	(11,340)	-	-	(11,340)
Fair value of broker warrants	10	-	(3,637)	3,637	-	-
Balance at December 31, 2012		90,373,493	48,642,413	6,035,603	(21,242,620)	33,435,396

Comprehensive loss for the year		-	-	-	(295,579)	(295,579)
		90,373,493	48,642,413	6,035,603	(21,538,199)	33,139,817
Stock-based compensation	10	-	-	118,036	-	118,036
Balance at December 31, 2013		90,373,493	$48,642,413	$6,153,639	$(21,538,199)	$33,257,853

The accompanying notes are an integral part of these consolidated financial statements	F-26

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2013	2012

Operating activities
Loss for the year	$(295,579)	$(319,202)
Adjustments for:
Depreciation	10,117	10,893
Exploration property impairments	20,887	11,740
Income tax recovery	(68,652)	(380,398)
Forgiveness of debt	(51,000)	-
Stock-based compensation	118,036	-
Gain on sale of assets	(572)	-
Interest income	-	(5,856)
Changes in non-cash working capital items:
Receivables	40,864	241,997
Prepaid expense	2,052	9,643
Trade payables and accrued liabilities	(67,516)	(12,783)
Net cash flows used in operating activities	(291,363)	(443,966)

Investing activities
Expenditures on exploration and evaluation assets	(129,470)	(412,611)
Proceeds on sale of equipment	1,999	-
Interest income	-	5,856
Net cash flows used in investing activities	(127,471)	(406,755)

Financing activities
Proceeds on issuance of common shares - net of share issue costs	-	1,132,680
Net cash flows used in financing activities	-	1,132,680
Change in cash	(418,834)	281,959
Cash, beginning	518,489	236,530

Cash, ending	$99,655	$518,489

Supplemental cash flow information (Note 13)

The accompanying notes are an integral part of these consolidated financial statements	F-27

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