Form 20-F
period 2015-12-31
HARD CREEK NICKEL CORP
filed 2016-04-27
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2015

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

18,074,696 Common Shares without par value issued and outstanding as at December 31, 2015.

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

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2015, 2014 and 2013. The information presented below for the three year period ended December 31, 2015, 2014 and 2013 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Hard Creek Nickel Corporation

Selected Financial Data in accordance with IFRS for the years 2015, 2014 and 2013: (Expressed in Canadian Dollars)

		2015	2014	2013
Net operating revenues		$0	0	0

Loss from continued operations		$0	0	0
Income from discontinued operations	$	N/a	N/a	N/a
Net loss		$(10,230,524)	(22,803,513)	(295,579)
Comprehensive loss		$(10,230,524)	(22,803,513)	(295,579)

Loss per share from continued operations		$(0.00)	(0.00)	(0.00)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$48,642,413	48,642,413	48,642,413
Common shares issued		18,074,696	90,373,493	90,373,493
Weighted average shares outstanding		18,074,696	90,373,493	90,373,493

Total assets		$239,665	10,480,933	33,490,472

Net assets (liabilities)		$223,816	10,454,340	33,257,853

Convertible debentures(current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0
Exchange rates (CDN$ to US$) period average		$1.2787	1.1045	1.0299

Exchange rates (CDN$ to US$) for most recent six
months	Period High	Period Low
October 2015	$1.3266	1.2847
November 2015	$1.3360	1.3095
December 2015	$1.3990	1.3360
January 2016	$1.4589	1.3969
February 2016	$1.4040	1.3523
March 2016	$1.3468	1.2962
Exchange rate (CDN$ to US$) April 27, 2016	$1.3157	1.2650

B.	Capitalization and Indebtedness

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $11,964 and receivables of $19,916 as of December 31, 2015. We estimate our average monthly operating expenses to be approximately $15,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2016, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we do not have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2016 or for continued exploration. The Company is currently looking for a partner to take the Turnagain project to the feasibility level as well as raising additional working capital through the issuance of shares and or debt. We have also identified a PGE exploration program on the Turnagain property that will require the Company to seek additional financing or a joint venture partnership. We do not currently have any arrangements for financing or joint venture partnerships and may not be able to find such if required. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 27, 2016, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 2,036,093 of our common shares which, if exercised, would represent approximately 10 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 16 hours per week, which is approximately 40% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Leslie Young, the Corporate Secretary of our company, will devote approximately 16 hours per week, which is approximately 40% of her working hours, to the management of our company.

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

If we are or become a PFIC, our U.S. shareholders may be subject to the following adverse tax consequences:

•	they will be taxed at the highest ordinary income tax rates in effect during their holding period on certain distributions on our capital shares, and gains from the sale or other disposition of our capital shares;
•	they will be required to pay interest on taxes allocable to prior periods; and
•	the tax basis of our capital shares will not be increased to fair market value at the date of their date.

Item 4	Information on our Company

A.	History and Development of our Company

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2015, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditure from January 1, 2013 to December 31, 2015 was CDN$291,000.

As of December 31, 2015, we had approximately $22,627 in working capital, which is not sufficient to cover our operating costs for the next twelve months at $15,000 per month. To make up the shortfall, the Company will have to raise additional funds by issuing shares or debt. If the Company is to carry out a 2016 exploration program, we will be required to obtain additional equity funding or secure a joint venture partner to provide funding to cover 100% of the anticipated costs.

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

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 70km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the completed Northwest Transmission Line at Bob Quinn Lake, 207km south along the highway. If a mineral resource is found on our Turnagain property, power generation would be required.

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

Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work. Assessment work requirements are CAN$5.00 per hectare per year during the first 2 years following the location of the mineral claims, increasing to CAN$10.00 per hectare in the third and fourth years, CAN$15.00 per hectare in the fifth and sixth years and CAN$20.00 per hectare for all succeeding years. Cash-in-lieu of exploration and development work is double the value of the corresponding assessment work requirement.

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

The company has recently rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We have also installed a walk-in freezer in this space and are storing samples presently within the freezer to limit the possible oxidation of select samples which may be used in future metallurgical test-work. We rent this facility for $1,000 per month on a six-month renewable lease. The cost to run the freezer is $95 per month. Additional warehouse space was added to the original rented space in 2007 and more space is still available if required. We own office, vehicle, and exploration equipment with a cost of approximately $15,000 located at our Vancouver Office and our camp at the Turnagain property. Satellite internet and telephone service at our camp at the Turnagain property costs $150 per month.

Our main mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property.

Exploration data collected during the 2003 to 2015 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Hard Creek Nickel Corporation.

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

The area between Dease Lake and the Turnagain Property features maturely dissected mountains rising to elevations of between 2,000 and 2,425 meters above sea level and separated by wide, drift-filled valleys in which elevations average 1,000 meters. Forest cover, present in valley areas, is replaced by typical alpine flora above 1,500 meters. Bedrock is reasonably well exposed in the areas above tree line and along drainages.

Description of Claims

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of April 27, 2016.

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

During the years ended December 31, 2012 - 2015, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs and identified a PGE exploration program on the Turnagain property.

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

Year Ended December 31, 2014 Compared to Year Ended December 31, 2015

General and Administrative - During the year ended December 31, 2015 (“2015”), the Company incurred a net loss of $10,230,524 ($0.57 per share) compared to a net loss of $22,803,513 ($1.26 per share) during the year ending December 31, 2014. The administrative expenses for 2015 were $178,242, down from $221,709 from 2014. Total administrative expenses includes one non-cash expense, amortization, which charges the cost of equipment against earnings over its useful life, these amounts were $3,876 and $5,082 in 2015 and 2014, respectively. Excluding amortization, the 2015 administrative expenses were $174,366 down from $216,627 in 2014. Office and general expenses in were $101,559 (2014: $125,654), a decrease of $24,095. Investor relations in 2015 were $15,263 (2014: $18,947), a decrease of $3,684, legal and audit in 2015 were $19,544 (2014: $24,026) a decrease of $4,482. Management fees in 2015 were $38,000, down $10,000 from the $48,000 incurred in 2014. Excluding amortization, the total general and administrative expenses for 2015 were approximately $14,550 per month compared to $18,050 per month in 2014. At December 31, 2015 the Company impaired the Turnagain mineral claims by $10,055,858 to $1 based on the current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2015, the Company earned $3,576 from interest income compared to $4,124 for 2014.

At December 31, 2015 the Company impaired the Turnagain mineral claims by $10,055,858 to estimated net realizable value of $1 based on the current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand.

Exploration - During the year ended December 31, 2015, the Company incurred exploration and evaluation costs of $69,699 (2014: $91,875).

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

As at December 31, 2015, our company had accumulated losses totaling $54,572,236 and a working capital of $22,627. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from this uncertainty. The auditors’ report includes an explanatory paragraph disclosing the substantial doubt regarding the Company's ability to continue as a going concern.

As at December 31, 2015 the Company had cash of $11,964 and working capital of $22,627.

As of April 27, 2016, we had approximately $200,000 in cash, $13,840 in recoverable taxes, and $Nil in accounts payable and may not have sufficient working capital to cover our 2016 operating costs or 2016 exploration program and will need to raise additional funds through further equity issuances or loans.

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

There were no changes to the accounting policies applied by our company to each of the 2015 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2015.

Critical Accounting Estimates

As at December 31, 2015, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $1. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

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

Future Accounting Changes

Accounting standards issued but not yet effective:
New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Item 6	Directors, Senior Management and Employees

A.	Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 61	Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.
Tom Milner Director Age: 70	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 59	Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.
Brian Fiddler Controller and Chief Financial Officer Age: 54	Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.
Leslie Young Corporate Secretary Age: 57	Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

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

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He is a member in good standing of the Chartered Professional Accountants’ Association of British Columbia, Mr. Fiddler is committed 40% to the business of Hard Creek Nickel Corporation.

Leslie Young – Corporate Secretary

Ms. Young was appointed as our corporate secretary in June of 2004. Ms. Young has previous experience working in brokerage firms, beginning with C.M. Oliver and most recently with Raymond James from 1999 to 2004. She has had experience in operations and executive administration. Ms. Young is committed 40% to the business of Hard Creek Nickel Corporation.

There are no family relationships between any of our executive officers or directors of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2015:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen -sation ($)	Total Compen -sation ($)
					Annua l incenti ve plans	Long- term incent ive plans
Mark Jarvis Director and Chief Executive Officer	2015	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Tom Milner Director	2015	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Lyle Davis Director	2015	$Nil	Nil	Nil	Nil	Nil	Nil	Nil	$Nil
Brian Fiddler Controller and Chief Financial Officer	2015	$19,000	Nil	Nil	Nil	Nil	Nil	Nil	$19,000
Leslie Young Corporate Secretary	2015	$19,000	Nil	Nil	Nil	Nil	Nil	Nil	$19,000

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

The members of our company’s audit committee include Lyle Davis, Mark Jarvis and Brian Fiddler. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We currently do not have a remuneration or compensation committee.

D.	Employees

As of December 31, 2015, we had five part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.	Share Ownership

There were 43,074,696 Common Shares issued and outstanding as of April 27, 2016. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 27, 2016:

Name	Number of Common Shares Beneficially Owned as of April 27, 2016	Percentage(1)
Mark Jarvis	11,597,058 (2)	16.49%
Tom Milner	2,082,000(3)	2.96%
Lyle Davis	64,000(4)	0.09%
Brian Fiddler	50,874(5)	0.07%
Leslie Young	52,760(6)	0.08%

(1)

Based on 43,074,696 Common Shares issued and outstanding as at April 27, 2016, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2016.

(2)	Includes stock options to purchase up to 40,000 of our Common Shares at an exercise price of $0.50 per share expiring up to January 4, 2018.
(3)	Includes stock options to purchase up to 60,000 of our Common Shares at an exercise price of $0.50 per share expiring up to January 4, 2018.
(4)	Includes stock options to purchase up to 60,000 of our Common Shares at an exercise price of $0.50 per share expiring up to January 4, 2018.
(5)	Includes stock options to purchase up to 40,000 of our Common Shares at an exercise price of $0.50 per share expiring up to January 4, 2018.
(6)	Includes stock options to purchase up to 40,000 of our Common Shares at an exercise price of $0.50 per share expiring January 4, 2018.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan. There were no stock options granted during the fiscal year ending December 31, 2015.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 27, 2016, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	11,597,058 (2)	16.49%

(1)

Based on 43,074,696 Common Shares issued and outstanding as at April 27, 2016, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2016.

(2)	Includes stock options to purchase up to 40,000 of our Common Shares at an exercise price of 0.50 per share expiring January 4, 2018.

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

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

Year ended
	December 31,	December 31,
	2015	2014
Exploration and evaluation expenditures (capitalized)	$-	$-
Stock-based compensation to non-management directors	-	-
	$-	$-

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2015	2014
Management fees	$38,000	$48,000
Stock-based compensation	-	-
	$38,000	$48,000

C.	Interests of Experts and Counsel

Not required.

Item 8	Financial Information

A.	Consolidated and Other Financial Information

See Item 18 and our consolidated financial statements and accompanying notes.

B.	Significant Changes

Our company is not aware of any significant change since December 31, 2015 that is not otherwise reported in this filing.

Item 9	The Offer and Listing

A.	Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2011 through to December 31, 2015) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-11	$0.52	$0.16
31-Dec-12	$0.20	$0.04
31-Dec-13	$0.08	$0.02
31-Dec-14	$0.06	$0.02
31-Dec-15	$0.06	$0.01

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
31-Mar-14	$0.02	$0.01
30-Jun-14	$0.02	$0.01
30-Sep-14	$0.04	$0.03
31-Dec-14	$0.02	$0.01
31-Mar-15	$0.02	$0.01
30-Jun-15	$0.02	$0.01
30-Sep-15	$0.02	$0.01
31-Dec-15	$0.02	$0.01

The high and low market prices for the most recent six months on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Oct-15	$0.02	$0.01
30-Nov-15	$0.02	$0.01
31-Dec-15	$0.02	$0.01
31-Jan-16	$0.02	$0.01
29-Feb-16	$0.02	$0.01
31-Mar-16	$0.02	$0.01

We have no principle trading market outside of our host market, the TSX Exchange.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange. Our symbol is “HNC” and our CUSIP number is 411637.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issues

Not Applicable.

Item 10	Additional Information

A.	Share Capital

Not required.

B.	Articles of Incorporation and By-laws

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

We have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2015, the two fiscal years proceeding and the current fiscal year up to and including the date of this annual report. Each contract is between Hard Creek Nickel and the Contractor, there is no provision to pass any of these contracts to Hard Creek Nickel’s wholly-owned subsidiary, Canadian Metals Exploration Ltd.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2015, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2015.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2015. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2015. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2015.

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

Principal Accountant Fees and Services

Audit-Related Fees

Fiscal Year 2015: $10,000	Fiscal Year 2014: $10,000

Tax Fees

Fiscal Year 2015: $Nil	Fiscal Year 2014: $Nil

All Other Fees

Fiscal Year 2015: $1,500	Fiscal Year 2014: $1,500

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

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2015 and 2014.
Consolidated Statements of Comprehensive Loss as at December 31, 2015 and 2014.
Consolidated Statements of cash flows for the years ended December 31, 2015 and 2014.

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

HARD CREEK NICKEL CORPORATION

“Brian Fiddler”

Brian Fiddler
Chief Financial Officer
Date: April 26, 2016

Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2015 and 2014

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2015 and 2014, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

DALE MATHESON CARR-HILTON LABTONE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
Vancouver, Canada
April 15, 2016

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2015	2014

ASSETS
Current assets
Cash		$11,964	$95,893
Receivables	4	19,916	18,370
Prepaid expenses		6,596	11,606
		38,476	125,869
Non-current assets
Reclamation deposits		187,900	337,900
Equipment	5	13,288	17,164
Exploration and evaluation assets	6	1	10,000,000
		201,189	10,355,064

TOTAL ASSETS		$239,665	$10,480,933

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$15,849	$26,593

TOTAL LIABILITIES		15,849	26,593

EQUITY
Share capital	10	48,642,413	48,642,413
Share-based payment reserve	11	6,153,639	6,153,639
Deficit		(54,572,236)	(44,341,712)

TOTAL EQUITY		223,816	10,454,340

TOTAL LIABILITIES AND EQUITY		$239,665	$10,480,933

Nature and continuance of operations (Note 1)
Commitment (Note 8)
Subsequent event (Note 14)

APPROVED BY:
DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Year ended
		December 31,	December 31,
	Notes	2015	2014

Operating expenses
Depreciation	5	$3,876	$5,082
Investor relations		15,263	18,947
Legal and audit		19,544	24,026
Management fees	12	38,000	48,000
Office and general		101,559	125,654
		178,242	221,709

Other (income) loss
Exploration property impairments	6	10,055,858	22,799,128
Interest income		(3,576)	(4,124)
		10,052,282	22,795,004

Loss before income taxes		10,230,524	23,016,713
Deferred income tax recovery	9	-	(213,200)
Loss and comprehensive loss for the year		$10,230,524	$22,803,513

Loss per share – basic and diluted	10	$(0.57)	$(1.26)
Weighted average number of shares outstanding – basic and diluted	10	18,074,696	18,074,696

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in equity
Expressed in Canadian dollars

		Share capital
		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total

Balance at December 31, 2013		18,074,696	$48,642,413	$6,153,639	$(21,538,199)	$33,257,853

Comprehensive loss for the year		-	-	-	(22,803,513)	(22,803,513)
Balance at December 31, 2014		18,074,696	48,642,413	6,153,639	(44,341,712)	10,454,340

Comprehensive loss for the year		-	-	-	(10,230,524)	(10,230,524)
Balance at December 31, 2015		18,074,696	$48,642,413	$6,153,639	$(54,572,236)	$223,816

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Year ended
	December 31,	December 31,
	2015	2014

Operating activities
Loss for the year	$(10,230,524)	$(22,803,513)
Adjustments for:
Depreciation	3,876	5,082
Exploration property impairments	10,055,858	22,799,128
Income tax recovery	-	(213,200)
Changes in non-cash working capital items:
Receivables	12,294	(877)
Prepaid expense	5,010	4,324
Trade payables and accrued liabilities	(10,744)	7,174
Net cash flows used in operating activities	(164,230)	(201,882)

Investing activities
Expenditures on exploration and evaluation assets	(69,699)	(91,875)
Reclamation deposits	150,000	-
BC Mining tax credit settlement	-	289,995
Net cash flows from investing activities	80,301,m301	198,120
Change in cash	(83,929)	(3,762)
Cash, beginning	95,893	99,655

Cash, ending	$11,964	$95,893

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

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

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2015 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, the future price for nickel and its ability to generate funds there from and/or raise additional equity capital or borrowings sufficient to meet current and future obligations. With the current state of the junior resource market the ability to raise funds for working capital is very difficult. These uncertainties cast significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 15, 2016 by the directors of the Company.

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
For the years ended December 31, 2015 and 2014

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

Significant judgments

The preparation of financial statements in accordance with IFRS requires the Company to make judgments, apart from those involving estimates, in applying accounting policies. The most significant judgments in applying the Company’s financial statements include:

-	the assessment of the Company’s ability to continue as a going concern and whether there are events or conditions that may give rise to significant uncertainty;
-	whether there are indicators of impairment of the Company’s exploration and evaluation assets and other non-current assets;
-	the classification / allocation of expenditures as exploration and evaluation expenditures or operating expenses; and
-	the classification of financial instruments.

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
For the years ended December 31, 2015 and 2014

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

Financial instruments

The Company classifies its financial instruments in the following categories: loans and receivables, and financial liabilities. The classification depends on the purpose for which the financial instruments were acquired. Management determines the classification of its financial instruments at initial recognition.

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market and are subsequently measured at amortized cost. They are included in current assets, except for maturities greater than 12 months after the end of the reporting period. These are classified as non-current assets.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

2.	Significant accounting policies and basis of preparation (cont’d)

Financial instruments (cont’d)

Non-derivative financial liabilities (excluding financial guarantees) are subsequently measured at amortized cost.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

2.	Significant accounting policies and basis of preparation (cont’d)

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

2.	Significant accounting policies and basis of preparation (cont’d)

At December 31, 2015 and 2014, the Company had no material restoration and environmental obligations.

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

3.	Accounting standards issued but not yet effective

New standard IFRS 9 “Financial Instruments” is a partial replacement of IAS 39 “Financial Instruments: Recognition and Measurement”. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets.

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently assessing the impact this new standard will have on its consolidated financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting is not substantially changed. The standard is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted for entities that have adopted IFRS 15. The Company has not yet assessed the future impact of this new standard on its financial statements.

Other accounting standards or amendments to existing accounting standards that have been issued but have future effective dates are either not applicable or are not expected to have a significant impact on the Company’s consolidated financial statements.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

4.	Receivables

	December 31,	December 31,
	2015	2014
Goods and Service sales tax	$596	$2,084
British Columbia mining tax credits	13,840	16,000
Other receivable	5,480	286
	$19,916	$18,370

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At December 31, 2014 and 2015	$20,330	$28,809	$61,984	$111,123

Depreciation:
At January 1, 2014	18,476	24,338	46,063	88,877
Charge for the year	556	1,341	3,185	5,082
At December 31, 2014	19,032	25,679	49,248	93,959
Charge for the year	390	940	2,546	3,876
At December 31, 2015	19,422	26,619	51,794	97,835

Net book value:
At December 31, 2014	$1,298	$3,130	$12,736	$17,164
At December 31, 2015	$908	$2,190	$10,190	$13,288

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Change in year	December 31,	Change in year	December 31,
	2013	2014	2014	2015	2015
Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	457,505	1,256	458,761	500	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,701,898	46,500	8,748,398	31,500	8,779,898
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,761,802	18,580	3,780,382	12,290	3,792,672
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,567,472	25,159	1,592,631	25,218	1,617,849
Transportation	2,603,979	379	2,604,358	191	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(151,974)	(22,799,128)	(22,951,102)	(10,055,858)	(33,006,960)
BC refundable mining tax credits	(1,900,703)	(280,860)	(2,181,563)	(13,840)	(2,195,403)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	$32,988,113	$(22,988,113)	$10,000,000	$(9,999,999)	$1

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2015, the Company incurred costs totalling $69,699 (2014 - $91,874) on the Turnagain mineral claims. In June 2015, the Company received $150,000 from the return of one of its reclamation deposits.

At December 31, 2015 the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $10,069,698 to $1 based on management’s assessment of current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2015	2014
Trade payables	$3,929	$15,641
Accrued liabilities	11,920	10,952
	$15,849	$26,593

8.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on September 30, 2016 with the Company holding an option to renew for a further five years.

A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2015	2014
Payable not later than one year	$38,522	$51,363
Payable later than one year and not later than five years	-	38,522
	$38,522	$89,885

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2015	2014
Loss before income taxes	$10,230,524	$23,016,713

Statutory tax rate	26%	26%
Expected income tax recovery at the statutory tax rate	$(2,659,936)	$(5,988,505)
Permanent differences	-	32
Tax pool not recognized	2,121,995	5,718,733
Other	482,005	56,540
Income tax recovery	$-	$(213,200)

Details of movements of deferred tax assets and liabilities are as follows:

	Exploration				Federal non-
	and			Share	refundable
	evaluation	Loss carry-		issuance	investment tax
	assets	forwards	Equipment	costs	credits	Total
At January 1, 2014	$(4,736,293)	$4,354,640	$81,552	$12,823	$74,078	$(213,200)
Credited (charged) to net loss	4,736,293	(4,354,640)	(81,552)	(12,823)	(74,078)	213,200
At December 31, 2014	-	-	-	-	-	-
Charged (credited) to net loss	-	-	-	-	-	-
At December 31, 2015	$-	$-	$-	$-	$-	$-

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

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2015	2014
Federal investment tax credits	$688,331	$688,331
Exploration and evaluation assets	3,664,824	1,471,147
Non-capital loss carryforwards	4,006,159	4,078,060
Other	84,667	84,446
Valuation allowance	(8,443,981)	(6,321,984)
	$-	$-

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

9.	Income Tax and Mining Tax Credits (cont’d)

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource	Non-capital		Canadian federal investment
	pools	losses	Other	tax credit losses
2025	$-	$-	$-	$25,187
2026	-	1,663,131	3,024	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,733	-	237,882
2029	-	2,620,757	-	274,518
2030	-	2,388,309	-	-
2031	-	1,392,527	-	-
2032	-	818,110	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
No expiry	14,095,478	-	322,619
	$14,095,478	$15,408,295	$325,643	$688,331

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2015 there were 18,074,696 issued and fully paid common shares (2014 – 18,074,696).

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

There were no share issuances during the fiscal years ended December 31, 2015 or 2014.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2015 was based on the loss attributable to common shareholders of $10,230,524 (2014 - $22,803,513) and the weighted average number of common shares outstanding of 18,074,696 (2014 – 18,074,696).

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
For the years ended December 31, 2015 and 2014

10.	Share capital (cont’d)

Stock options (cont’d)

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2015 and 2014 are as follows:

	Year ended		Year ended
	December 31, 2015		December 31, 2014
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	1,084,400	$1.40	1,531,400	$1.45
Options expired/cancelled	(615,000)	1.32	(447,000)	3.75
Options outstanding, ending	469,400	$1.08	1,084,400	$1.40
Options exercisable, ending	469,400	$1.08	1,084,400	$1.40

Details of options outstanding as at December 31, 2015 are as follows:

Number of options	Weighted average	Weighted average
outstanding	exercise price	contractual life
330,000	$0.50
19,400	$2.10
120,000	$2.50
469,400	$1.08	1.45 years

Warrants

The changes in warrants outstanding during the years ended December 31, 2015 and 2014 are as follows:

	Year ended		Year ended
	December 31, 2015		December 31, 2014
	Number	Weighted	Number	Weighted
	of	average	of	average
	warrants	exercise price	warrants	exercise price
Warrants outstanding, beginning	2,418,667	$0.40	2,418,667	$0.40
Warrants expired	(313,307)	0.40	-	-
Warrants outstanding, ending	2,105,360	$0.12	2,418,667	$0.40

At December 31, 2015 and 2014, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2015 are as follows:

Number of warrants	Weighted average	Weighted average
outstanding	exercise price	contractual life
1,686,693	$0.05
418,667	$0.40
2,105,360	$0.12	1.56 years

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

10.	Share capital (cont’d)

Warrants (cont’d)

Effective November 16, 2015, the Company extended 1,686,693 post consolidated warrants from November 27, 2015 to November 27, 2017 and repriced them from a post consolidated strike price of $0.40 to $0.05. If the closing price of the Company's shares is $0.0625 or greater for a period of 10 consecutive trading days, the warrant holders will have 30 days to exercise their warrants, otherwise, the warrants will expire on the 31st day.

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

12.	Related party transactions

Key management personnel compensation

	Years ended
	December 31,	December 31,
	2015	2014
Management fees	$38,000	$48,000

There are no amounts owing to related parties at December 31, 2015 or 2014.

13.	Financial risk and capital management

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

13.	Financial risk and capital management (cont’d)

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

There were no changes in the Company's approach to capital management during the year and no restrictions.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2015	2014
Loans and receivables:
Cash	$11,964	$95,893
Reclamation deposits	187,900	337,900
	$199,864	$433,793

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2015	2014
Non-derivative financial liabilities:
Trade payables	$15,849	$15,641

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2015 and 2014

14.	Subsequent event

In April 2016, the Company closed a private placement of 25,000,000 units at a price of $0.01 per unit for gross proceeds of $250,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. As part of the private placement, the Company paid $2,016 in finder’s fees and issued 201,600 in broker warrants with an expiry date of five years.

