Form 20-F
period 2016-12-31
HARD CREEK NICKEL CORP
filed 2017-04-28
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

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

203 – 700 West Pender Street Vancouver, British Columbia V6C 1G8 Canada
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

43,074,696 Common Shares without par value issued and outstanding as at December 31, 2016.

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

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2016, 2015 and 2014. The information presented below for the three year period ended December 31, 2016, 2015 and 2014 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Hard Creek Nickel Corporation
Selected Financial Data in accordance with IFRS for the years 2016, 2015 and 2014:
(Expressed in Canadian Dollars)

		2016	2015	2014
Net operating revenues		$0	0	0

Loss from continued operations		$0	0	0
Income from discontinued operations	$	N/a	N/a	N/a
Net loss		$(224,112)	(10,230,524)	(22,803,513)
Comprehensive loss		$(224,112)	(10,230,524)	(22,803,513)

Loss per share from continued operations		$(0.00)	(0.00)	(0.00)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$48,887,797	48,642,413	48,642,413
Common shares issued		43,074,696	18,074,696	90,373,493
Weighted average shares outstanding		36,694,422	18,074,696	90,373,493

Total assets		$302,889	239,665	10,480,933

Net assets (liabilities)		$287,919	223,816	10,454,340

Convertible debentures (current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0
Exchange rates (CDN$ to US$) period average		$1.3248	1.2787	1.1045

Exchange rates (CDN$ to US$) for most recent six months
	Period High	Period Low
October 2016	$1.3411	1.3110
November 2016	$1.3551	1.3305
December 2016	$1.3555	1.3133
January 2017	$1.3433	1.3012
February 2017	$1.3281	1.3020
March 2017	$1.3508	1.3299
Exchange rate (CDN$ to US$) April 28, 2017	$1.3565	1.3273

B.	Capitalization and Indebtedness

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held.

C.	Reasons for the Offer and Use of Proceeds

Not required.

D.	Risk Factors

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

Please see the section entitled “Governmental Regulations” on page 17 of this annual report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash in the amount of $85,758 and receivables of $10,504 as of December 31, 2016. We estimate our average monthly operating expenses to be approximately $15,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2017, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we will need to raise additional funds in the near future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we do not have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2017 or for continued exploration. The Company is currently looking for a partner to take the Turnagain project to the feasibility level as well as raising additional working capital through the issuance of shares and or debt. We have also identified a PGE exploration program on the Turnagain property that will require the Company to seek additional financing or a joint venture partnership. We do not currently have any arrangements for financing or joint venture partnerships and may not be able to find such if required. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 26, 2017, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 30,168,293 of our common shares which, if exercised, would represent approximately 41 % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Mark Jarvis, our CEO, President and director, will devote approximately 25% of his working hours to the management of the Company, Brian Fiddler, our Controller and Chief Financial Officer, will devote approximately 10 hours per week, which is approximately 25% of his working hours, to the management of our company. Lyle Davis, a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Tom Milner a director of our company, will devote approximately 4 hours per week, which is approximately 10% of his working hours, to the management of our company. Leslie Young, the Corporate Secretary of our company, will devote approximately 10 hours per week, which is approximately 25% of her working hours, to the management of our company.

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

We were originally incorporated in British Columbia Canada under the Company Act (British Columbia) on January 17, 1983, under the name “Bren-Mar Resources Limited”, with an authorized capital of50,000,000 Common Shares without par value. On March 15, 2000, we changed our name to “Bren-Mar Minerals Ltd.” to reflect our change in business to strictly exploration mining and consolidated our then issued and outstanding common shares on the basis of 1 post-consolidation common share for 5 pre-consolidation common shares, and we increased our post-consolidation authorized capital to 50,000,000 common shares. There were no changes in our directors or management. On November 22, 2000, we changed our name to “Canadian Metals Exploration Ltd.” to reflect the Company’s focus on mineral exploration in Canada, there were no changes in directors or management.

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

We have our head office and principal place of business at Suite 203 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8 Canada (Telephone: 604.681.2300) . We do not have an agent in the United States.

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, airborne geophysical survey, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2016, we have drilled 273 core holes for a total depth of 76,367m (250,548 feet). Approximate total exploration expenditures from January 1, 2014 to December 31, 2016 was CDN$191,000.

As of December 31, 2016, we had approximately $89,698 in working capital, which is not sufficient to cover our operating costs for the next twelve months at $15,000 per month. To make up the shortfall, the Company will have to raise additional funds by issuing shares or debt. If the Company is to carry out a 2017 exploration program, we will be required to obtain additional equity funding or secure a joint venture partner to provide funding to cover 100% of the anticipated costs.

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

Our executive office is located at 203 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8, Canada. The Company subleases approximately 1,000 square feet of space for $53,159 per year expiring on March 31, 2019. We sublease 75% of this space resulting in approximately $1,300 per month in office rent. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We rent this facility for $500 per month on a month to month basis. We own office, vehicle, and exploration equipment with a cost of approximately $15,000 located at our Vancouver Office and our camp at the Turnagain property.

Our main mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property.

Exploration data collected during the 2003 to 2016 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Hard Creek Nickel Corporation.

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

Description of Claims

The Turnagain Property consists of 65 neighboring mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 33,220 hectares. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 meters above sea level along the Turnagain River, in the central claim area, to 2,200 meters at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it joins Hard Creek. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of April 26, 2017

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

During the years ended December 31, 2012 - 2016, the Company focused on finding a partner to take the Turnagain Nickel project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs and identified a PGE exploration program on the Turnagain property.

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

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

General and Administrative - During the year ended December 31, 2016 (“2016”), the Company incurred a net loss of $224,112 ($0.01 per share) compared to a net loss of $10,230,524 ($0.57 per share) during the year ending December 31, 2015. The administrative expenses for 2016 were $196,321, up from $178,242 from 2015. Total administrative expenses includes two non-cash expenses, amortization and stock-based compensation, these amounts were $2,968 (2015: $3,876) and $42,831 (2015: $Nil) in 2016, respectively. Excluding amortization, the 2016 administrative expenses were $150,522 down from $174,366 in 2015. Office and general expenses in were $101,804 (2015: $101,559), an increase of $245. Investor relations in 2016 were $12,540 (2015: $15,263), a decrease of $2,723, legal and audit in 2016 were $18,178 (2015: $19,544) a decrease of $1,366. Management fees in 2016 were $18,000, down $20,000 from the $38,000 incurred in 2015. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2016 were approximately $12,550 per month compared to $14,530 per month in 2015.

At December 31, 2016 the Company impaired the Turnagain mineral claims by $29,093 (2015: $10,055,858) to $1 based on the current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2016, the Company earned $1,302 from interest income compared to $3,576 for 2015.

Exploration - During the year ended December 31, 2016, the Company incurred expenditures on exploration and evaluation assets of $29,093 (2015: $69,699). The exploration expenditures for 2016 were approximately $2,425 per month compared to $5,800 per month in 2015. In June 2015, the Company received $150,000 from the return of one of its reclamation deposits.

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

Since the Company is organized in Canada, the Company’s December 31, 2016 consolidated financial statements have been prepared in accordance with IFRS.

As at December 31, 2016, our company had accumulated losses totaling $54,796,348 and a working capital of $89,698. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As noted, these conditions raise substantial doubt about the Company’s ability to continue as a going concern. The financial statements do not include any adjustment that might arise from this uncertainty. The auditors’ report includes an explanatory paragraph disclosing the substantial doubt regarding the Company's ability to continue as a going concern.

As at December 31, 2016 the Company had cash of $85,758 and working capital of $89,698.

As of April 26, 2017, we had approximately $24,700 in cash, $11,3500 in receivables, and $872 in accounts payable and do not have sufficient working capital to cover our 2017 operating costs or 2017 exploration program and will need to raise additional funds through further equity issuances or loans.

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

There were no changes to the accounting policies applied by our company to each of the 2016 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2016.

Critical Accounting Estimates

As at December 31, 2016, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $1. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

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
Mark Jarvis Director and Chief Executive Officer Age: 62

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

Tom Milner Director Age: 71	Mr. Milner has been a director of our company since October of 2007. As a non- executive director, Mr. Milner is responsible for the corporate governance of our company.
Lyle Davis Director Age: 60

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.

Brian Fiddler Controller and Chief Financial Officer Age: 55

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. As Controller and Chief Financial Officer, Mr. Fiddler is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Leslie Young Corporate Secretary Age: 58

Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Mark Jarvis – Director and Chief Executive Officer

Mr. Jarvis has considerable experience in the financing and operations of public companies, primarily in exploration and production of mining and oil and gas projects. After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business by joining the Board of Ultra Petroleum, at the time a small oil and gas exploration and development company, in 1996. As Director responsible for Corporate Finance, he raised the equity capital necessary for proof of concept and to establish enough production to leverage further growth through debt financing. Ultra Petroleum has grown through the drill bit from a market capitalization of U.S. $10 million to its all- time high capitalization of more than U.S. $4 billion. From November 1996 to November 2003, Mr. Jarvis was the President of Gemini Energy Corp., another successful oil and gas company. Mr. Jarvis has held the position of CEO and President of Hard Creek Nickel Corporation since January 7th 2004. During his tenure he has taken control of management, reorganized the Board and significantly advanced our Turnagain project by focusing our company on best practice in exploration techniques. Mr. Jarvis is committed 25% to the business of Hard Creek Nickel Corporation.

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

Brian Fiddler – Chief Financial Officer

Mr. Fiddler has served as our controller and Chief Financial Officer since January of 2003. Before joining our company, Mr. Fiddler had been involved in providing financial consulting services to private and public companies in Canada, U.S.A., Africa, Hong Kong and China since 1992. His business experience includes mining, oil and gas, technology, health/nutrition and environmental products as well as assisting public companies in raising investment capital. He is a member in good standing of the Chartered Professional Accountants’ Association of British Columbia, Mr. Fiddler is committed 25% to the business of Hard Creek Nickel Corporation.

Leslie Young – Corporate Secretary

Ms. Young was appointed as our corporate secretary in June of 2004. Ms. Young has previous experience working in brokerage firms, beginning with C.M. Oliver and most recently with Raymond James from 1999 to 2004. She has had experience in operations and executive administration. Ms. Young is committed 25% to the business of Hard Creek Nickel Corporation.

There are no family relationships between any of our executive officers or directors of our company. There are no arrangements or understandings with major shareholders, customers, suppliers or others pursuant to which any person referred to above was selected as a director or executive officer.

B.	Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2016:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compensation ($)	Total Compensation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2016	$Nil	Nil	5,082	Nil	Nil	Nil	Nil	$5,082
Tom Milner Director	2016	$Nil	Nil	7,986	Nil	Nil	Nil	8,000	$15,986
Lyle Davis Director	2016	$Nil	Nil	5,082	Nil	Nil	Nil	Nil	$5,082
Brian Fiddler Controller and Chief Financial Officer	2016	$9,000	Nil	5,082	Nil	Nil	Nil	Nil	$14,082
Leslie Young Corporate Secretary	2016	$9,000	Nil	5,082	Nil	Nil	Nil	Nil	$14,082

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

The members of our company’s audit committee include Lyle Davis, Tom Milner and Brian Fiddler. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We currently do not have a remuneration or compensation committee.

D.	Employees

As of December 31, 2016, we had three part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.	Share Ownership

There were 43,074,696 Common Shares issued and outstanding as of April 26, 2017. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 26, 2017:

Name	Number of Common Shares Beneficially Owned as of April 26, 2017	Percentage(1)
Mark Jarvis	12,412,249 (2)	16.95%
Tom Milner	2,632,000(3)	3.59%
Lyle Davis	412,000(4)	0.56%
Brian Fiddler	400,784(5)	0.55%
Leslie Young	402,760(6)	0.55%

(1)

Based on 43,074,696 Common Shares issued and outstanding as at April 26, 2017, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2017.

(2)	Includes stock options to purchase up to 390,000 of our Common Shares at an exercise price of $.05 -$0.50 per share expiring up to June 30, 2021.
(3)	Includes stock options to purchase up to 610,000 of our Common Shares at an exercise price of $0.05 - $0.50 per share expiring up to June 30, 2021.
(4)	Includes stock options to purchase up to 410,000 of our Common Shares at an exercise price of $0.05 - $0.50 per share expiring up to June 30, 2021.
(5)	Includes stock options to purchase up to 390,000 of our Common Shares at an exercise price of $0.05 - $0.50 per share expiring up to June 30, 2021.
(6)	Includes stock options to purchase up to 390,000 of our Common Shares at an exercise price of $0.05 - $0.50 per share expiring June 30, 2021.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan. There were no stock options granted during the fiscal year ending December 31, 2016.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 26, 2017, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	12,412,249 (2)	16.95%

(1)

Based on 43,074,696 Common Shares issued and outstanding as at April 26, 2017, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2017.

(2)	Includes stock options to purchase up to 390,000 of our Common Shares at an exercise price of $0.05 - $0.50 per share expiring June 30, 2017.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2015 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

Key management personnel compensation

	Year ended
	December 31,	December 31,
	2016	2015
Consulting fees	$8,000	$-
Management fees	18,000	38,000
Stock-based compensation	28,312	-
	$54,312	$38,000

C.	Interests of Experts and Counsel

Not required.

Item 8	Financial Information

A.	Consolidated and Other Financial Information

See Item 18 and our consolidated financial statements and accompanying notes.

B.	Significant Changes

Our company is not aware of any significant change since December 31, 2016 that is not otherwise reported in this filing.

Item 9	The Offer and Listing

A.	Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2012 through to December 31, 2016) on the TSX Venture Exchange (formerly the Canadian Venture Exchange) prior to September 19, 2008, and the TSX Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-12	$0.20	$0.04
31-Dec-13	$0.08	$0.02
31-Dec-14	$0.06	$0.02
31-Dec-15	$0.06	$0.01
31-Dec-16	$0.05	$0.01

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
31-Mar-15	$0.02	$0.01
30-Jun-15	$0.02	$0.01
30-Sep-15	$0.02	$0.01
31-Dec-15	$0.02	$0.01
31-Mar-16	$0.02	$0.01
30-Jun-16	$0.05	$0.02
30-Sep-16	$0.05	$0.03
31-Dec-16	$0.04	$0.02

The high and low market prices for the most recent six months on the TSX Exchange is as follows:

Quarter Ended	High	Low
31-Oct-16	$0.03	$0.02
30-Nov-16	$0.04	$0.03
31-Dec-16	$0.04	$0.03
31-Jan-17	$0.04	$0.03
29-Feb-17	$0.10	$0.03
31-Mar-17	$0.07	$0.04

We have no principle trading market outside of our host market, the TSX Exchange.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange. Our symbol is “HNC” and our CUSIP number is 411637.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issues

Not Applicable.

Item 10	Additional Information

A.	Share Capital

Not required.

B.	Articles of Incorporation and By-laws

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

2. a provision of its articles may not be altered unless the resolution to alter the company's articles is passed as an exceptional resolution, or,

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

We have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2016, the two fiscal years proceeding and the current fiscal year up to and including the date of this annual report. Each contract is between Hard Creek Nickel and the Contractor, there is no provision to pass any of these contracts to Hard Creek Nickel’s wholly-owned subsidiary, Canadian Metals Exploration Ltd.

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

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company’s shares who, for purposes of the Income Tax Act (Canada) (the  “Canadian Tax Act”) and the Canada-United States Income Tax Convention, 1980 (the “Convention”) and at all relevant times is resident in the United States and not resident in Canada, deals at whom the non-resident did not deal at arm’s length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2016, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2016.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2016. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2016. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2016.

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

Principal Accountant Fees and Services

Audit-Related Fees
	Fiscal Year 2016: $10,000	Fiscal Year 2015: $10,000
Tax Fees
	Fiscal Year 2016: $Nil	Fiscal Year 2015: $Nil
All Other Fees
	Fiscal Year 2016: $1,500	Fiscal Year 2015: $1,500

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

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2016, and 2015.
Consolidated Statements of Comprehensive Loss as at December 31, 2016, 2015 and 2014.
Consolidated Statements of cash flows for the years ended December 31, 2016, 2015 and 2014.

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

HARD CREEK NICKEL CORPORATION

“Brian Fiddler”

Brian Fiddler
Chief Financial Officer
Date: April 28, 2017

Hard Creek Nickel Corporation
Consolidated Financial Statements
Years Ended December 31, 2016, 2015 and 2014

Expressed in Canadian Dollars

INDEPENDENT AUDITOR’S REPORT

To the Shareholders of Hard Creek Nickel Corporation

We have audited the accompanying consolidated financial statements of Hard Creek Nickel Corporation, which comprise the consolidated statements of financial position as at December 31, 2016, 2015 and 2014, and the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and a summary of significant accounting policies and other explanatory information.

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

Opinion
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Hard Creek Nickel Corporation as at December 31, 2016, 2015 and 2014, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

DALE MATHESON CARR-HILTON LABTONE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

Vancouver,
Canada April 11, 2017

Hard Creek Nickel Corporation
Consolidated statements of financial position
Expressed in Canadian dollars

		December 31,	December 31,
	Notes	2016	2015

ASSETS
Current assets
Cash		$85,758	$11,964
Receivables	4	10,504	19,916
Prepaid expenses		8,406	6,596
		104,668	38,476
Non-current assets
Reclamation deposits		187,900	187,900
Equipment	5	10,320	13,288
Exploration and evaluation assets	6	1	1
		198,221	201,189

TOTAL ASSETS		$302,889	$239,665

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	$14,970	$15,849

TOTAL LIABILITIES		14,970	15,849

EQUITY
Share capital	10	48,887,797	48,642,413
Share-based payment reserve	11	6,196,470	6,153,639
Deficit		(54,796,348)	(54,572,236)

TOTAL EQUITY		287,919	223,816

TOTAL LIABILITIES AND EQUITY		$302,889	$239,665

Nature and continuance of operations (Note 1)
Commitment (Note 8)
Subsequent event (Note )

APPROVED BY:
DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

The accompanying notes are an integral part of these consolidated financial statements	3

Hard Creek Nickel Corporation
Consolidated statements of comprehensive loss
Expressed in Canadian dollars

		Years Ended
		December 31,	December 31,	December 31,
	Notes	2016	2015	2014

Operating expenses
Depreciation	5	$2,968	$3,876	$5,082
Investor relations		12,540	15,263	18,947
Legal and audit		18,178	19,544	24,026
Management fees	12	18,000	38,000	48,000
Office and general	12	101,804	101,559	125,654
Stock-based compensation	10, 12	42,831	-	-
		196,321	178,242	221,709

Other (income) loss
Exploration property impairments	6	29,093	10,055,858	22,799,128
Interest income		(1,302)	(3,576)	(4,124)
		27,791	10,052,282	22,795,004

Loss before income taxes		(224,112)	(10,230,524)	(23,016,713)
Deferred income tax recovery	9	-	-	213,200
Loss and comprehensive loss for the year		$(224,112)	$(10,230,524)	$(22,803,513)

Loss per share – basic and diluted	10	$(0.01)	$(0.57)	$(1.26)
Weighted average number of shares outstanding – basic and diluted	10	36,694,422	18,074,696	18,074,696

The accompanying notes are an integral part of these consolidated financial statements	4

Hard Creek Nickel Corporation
Consolidated statement of changes in
Expressed in Canadian dollars

		Share capital
		Number of		Share-based
	Notes	shares	Amount	payment reserve	Deficit	Total

Balance at December 31, 2014		18,074,696	$48,642,413	$6,153,639	$(44,341,712)	$10,454,340

Comprehensive loss for the year		-	-	-	(10,230,524)	(10,230,524)
Balance at December 31, 2015		18,074,696	48,642,413	6,153,639	(54,572,236)	223,816

Private placement	10	25,000,000	250,000	-	-	250,000
Share issuance costs	10	-	(4,616)	-	-	(4,616)
Stock-based compensation	12	-	-	42,831	-	42,831
Comprehensive loss for the year		-	-	-	(224,112)	(224,112)
Balance at December 31, 2016		43,074,696	$48,887,897	$6,196,470	$(54,796,348)	$287,919

The accompanying notes are an integral part of these consolidated financial statements	5

Hard Creek Nickel Corporation
Consolidated statements of cash flows
Expressed in Canadian dollars

	Years Ended
	December 31,	December 31,	December 31,
	2016	2015	2014

Operating activities
Loss for the year	$(224,112)	$(10,230,524)	$(22,803,513)
Adjustments for:
Depreciation	2,968	3,876	5,082
Exploration property impairments	29,093	10,055,858	22,799,128
Stock-based compensation	42,831	-	-
Income tax recovery	-	-	(213,200)
Changes in non-cash working capital items:
Receivables	9,412	12,294	(877)
Prepaid expense	(1,810)	5,010	4,324
Trade payables and accrued liabilities	(879)	(10,744)	7,174
Net cash flows used in operating activities	(142,497)	(164,230)	(201,882)

Investing activities
Expenditures on exploration and evaluation assets	(29,093)	(69,699)	(91,875)
Reclamation deposits	-	150,000	-
BC Mining tax credit settlement	-	-	289,995
Net cash flows from investing activities	(29,093)	80,301	198,120

Financing activities
Private placement	250,000	-	-
Share issuance costs	(4,616)	-	-
Net cash flows from investing activities	245,384	-	-
Change in cash	73,794	(83,929)	(3,762)
Cash, beginning	11,964	95,893	99,655

Cash, ending	$85,758	$11,964	$95,893

The accompanying notes are an integral part of these consolidated financial statements	6

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

1.	Nature and continuance of operations

Hard Creek Nickel Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “HNC”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2016 the Company had not advanced its mineral properties to commercial production and is not able to finance day to day activities through operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities, the future price for nickel and its ability to generate funds there from and/or raise additional equity capital or borrowings sufficient to meet current and future obligations. With the current state of the junior resource market the ability to raise funds for working capital is very difficult. These uncertainties cast significant doubt on the ability of the Company to continue operations as a going concern. Management intends to finance operating costs over the next twelve months using existing cash, exercise of share purchase warrants and/ or private placement of common shares.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 11, 2017 by the directors of the Company.

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
For the years ended December 31, 2016, 2015 and 2014

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
For the years ended December 31, 2016, 2015 and 2014

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
For the years ended December 31, 2016, 2015 and 2014

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
For the years ended December 31, 2016, 2015 and 2014

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
For the years ended December 31, 2016, 2015 and 2014

2.	Significant accounting policies and basis of preparation (cont’d)

At December 31, 2016 and 2015, the Company had no material restoration and environmental obligations.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

4.	Receivables

	December 31,	December 31,
	2016	2015
Goods and Service sales tax	$1,141	$596
British Columbia mining tax credits	7,273	13,840
Other receivable	2,090	5,480
	$10,504	$19,916

5.	Equipment

			Exploration
	Motor	Computer	and office
	vehicles	equipment	equipment	Total
Cost:
At December 31, 2015 and 2016	$20,330	$28,809	$61,984	$111,123

Depreciation:
At January 1, 2015	19,032	25,679	49,248	93,959
Charge for the year	390	940	2,546	3,876

At December 31, 2015	19,422	26,619	51,794	97,835
Charge for the year	272	660	2,036	2,968
At December 31, 2016	19,694	27,279	53,830	100,803

Net book value:
At December 31, 2015	$908	$2,190	$10,190	$13,288
At December 31, 2016	$636	$1,530	$8,154	$10,320

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Change in year	December 31,	Change in year	December 31,
	2014	2015	2015	2016	2016
Mineral property interests	$179,500	$-	$179,500	$-	$179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	458,761	500	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,748,398	31,500	8,779,898	18,000	8,797,898
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,780,382	12,290	3,792,672	7,500	3,800,172
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,592,631	25,218	1,617,849	10,866	1,628,715
Transportation	2,604,358	191	2,604,549	-	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(22,951,102)	(10,055,858)	(33,006,960)	(29,093)	(33,036,053)
BC refundable mining tax credits	(2,181,563)	(13,840)	(2,195,403)	(7,273)	(2,202,676)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	$10,000,000	$(9,999,999)	$1	$-	$1

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

6.	Exploration and evaluation assets (cont’d)

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2016, the Company incurred costs totalling $29,093 net of B.C. Mineral Exploration Tax Credits (2015 - $69,699) on the Turnagain mineral claims, which have been impaired based on the indicators discussed below.

At December 31, 2016 the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $29,093 (2015 - $10,055,858) to $1 based on management’s assessment of current nickel prices, the global over- supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2016	2015
Trade payables	$4,970	$3,929
Accrued liabilities	10,000	11,920
	$14,970	$15,849

8.	Sublease obligations

Sublease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2019. A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2016	2015
Payable not later than one year	$53,159	$38,522
Payable later than one year and not later than five years	79,738	-
	$132,897	$38,522

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended	Year ended
	December	December 31,	December 31,
	31, 2016	2015	2014
Loss before income taxes	$224,112	$10,230,524	$23,016,713

Statutory tax rate	26%	26%	26%
Expected income tax recovery at the statutory tax rate	$(58,269)	$(2,659,936)	$(5,988,505)
Permanent differences	-	-	32
Tax pool not recognized	7,564	2,121,995	5,718,733
Other	50,705	537,941	56,540
Income tax recovery	$-	$-	$(213,200)

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2016	2015
Federal investment tax credits	$663,144	$688,331
Exploration and evaluation assets	3,674,149	3,664,824
Non-capital loss carryforwards	4,056,879	4,006,159
Other	85,439	84,667
Valuation allowance	(8,479,611)	(8,443,981)
	$-	$-

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource	Non-capital		Canadian federal investment
	pools	losses	Other	tax credit losses
2025	$-	$-	$-	$25,187
2026	-	1,663,131	3,024	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,733	-	237,882
2029	-	2,620,757	-	274,518
2030	-	2,388,309	-	-
2031	-	1,392,527	-	-
2032	-	818,110	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	195,075	-	-
No expiry	14,124,072	-	325,587
	$14,124,072	$15,603,380	$328,611	$663,144

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2016 there were 43,074,696 issued and fully paid common shares (2015 – 18,074,696).

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

In March 2016, the Company closed a private placement of 18,240,000 units at a price of $0.01 per unit for gross proceeds of $182,400. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. Included in the private placement were 5,400,000 shares issued to officers and directors of the Company. As part of the private placement, the Company paid $1,800 in finder’s fees and issued 180,000 in broker warrants with an expiry date of one year. The Company determined that the value of the broker warrants was insignificant.

In April 2016, the Company closed a private placement of 6,760,000 units at a price of $0.01 per unit for gross proceeds of $67,600. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.05 for a period of five years. As part of the private placement, the Company paid $2,816 in finder’s fees and issued 21,600 in broker warrants with an expiry date of one year. The Company determined that the value of the broker warrants was insignificant.

There were no share issuances during the fiscal year 2015.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2016 was based on the loss attributable to common shareholders of $224,112 (2015 - $10,230,524) and the weighted average number of common shares outstanding of 36,694,422 (2015 – 18,074,696).

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

10.	Share capital (cont’d)

Stock options (cont'd)

If no vesting schedule is specified at the time of grant, the options will vest 25% each anniversary of the date of grant.

The fair value of each share option is estimated on the date of grant using the Black -Scholes Option Pricing Model that uses the assumptions noted below. Expected volatilities are based on historical volatility of the Company’s shares, and other factors. The expected term of share options granted represents the period of time that share options granted are expected to be outstanding. The risk-free rate of periods within the contractual life of the share option is based on the Canadian government bond rate.

2,950,000 share options were granted during the year ended December 31, 2016, which vested 25% on the date of grant and 25% each six months thereafter. The assumptions used in the Black- Scholes Option Pricing model were as follows: expected price volatility of 102%, risk free interest rate of 0.62%-1.16%, expected life of options of 4 ½ - 5 years, and no dividend yield. The fair value of these options granted was $108,081 of which $42,831 was recorded by December 31, 2016.

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2016 and 2015 are as follows:

	Year ended		Year ended
	December 31, 2016		December 31, 2015
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	469,400	$1.08	1,084,400	$1.40
Options granted	2,950,000	0.05	-	-
Options expired/cancelled	(139,400)	2.44	(615,000)	1.32
Options outstanding, ending	3,280,000	0.50	469,400	$1.08
Options exercisable, ending	1,805,000	$0.13	469,400	$1.08

Details of options outstanding as at December 31, 2016 are as follows:

Number of options	Weighted average	Weighted average
outstanding	exercise price	contractual life
330,000	$0.50	1.01 years
2,950,000	$0.05	4.50 years
3,280,000	$0.50	4.15 years

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

10.	Share capital (cont’d)

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2016 and 2015 are as follows:

	Year ended		Year ended
	December 31, 2016		December 31, 2015
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding,
beginning	2,105,360	$0.12	2,418,667	$0.40
Warrants issued	25,201,600	0.05	-	-
Warrants expired	(418,667)	0.40	(313,307)	0.40
Warrants outstanding, ending	26,888,293	$0.05	2,105,360	$0.12

At December 31, 2016 and December 31, 2015, all warrants outstanding were exercisable. Details of warrants outstanding as at December 31, 2016 are as follows:

		Number of warrants
Exercise price	Contractual life	outstanding
$0.05	4.25 years	18,240,000
$0.05	4.29 years	5,000,000
$0.05	4.26 years	1,760,000
$0.05	0.91 years	1,686,693
$0.05	0.25 years	180,000
$0.05	0.29 years	21,600
$0.05	4.02 years	26,888,293

Effective November 16, 2015, the Company extended 1,686,693 post consolidated warrants from November 27, 2015 to November 27, 2017 and repriced them from a post consolidated strike price of $0.40 to $0.05. If the closing price of the Company's shares is $0.0625 or greater for a period of 10 consecutive trading days, the warrant holders will have 30 days to exercise their warrants, otherwise, the warrants will expire on the 31st day. See Note 14, Subsequent events.

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

12.	Related party transactions

Key management personnel compensation

		Years ended
	December 31,	December 31,	December 31,
	2016	2015	2014
Consulting fees (include in office and general)	$8,000	$-	$-
Management fees	18,000	38,000	48,000
Stock-based compensation	28,312	-	-
	$54,312	$38,000	$48,000

There are no amounts owing to related parties at December 31, 2016 or 2015. See also Note 10.

13.	Financial risk and capital management

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

Hard Creek Nickel Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian dollars
For the years ended December 31, 2016, 2015 and 2014

13.	Financial risk and capital management (cont'd)

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

There were no changes in the Company's approach to capital management during the year and no restrictions.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2016	2015
Loans and receivables:
Cash	$85,758	$11,964
Reclamation deposits	187,900	187,900
	$273,658	$199,864

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2016	2015
Non-derivative financial liabilities:
Trade payables	$14,970	$15,849

Fair value

The fair value of the Company’s financial assets and liabilities approximates the carrying amount.

14.	Subsequent events

Subsequent to year end, the Company’s shares traded at more than $0.065 per share for 10 consecutive trading days, and as a result certain warrants were subject to an accelerated exercise clause. The accelerated clause affects 1,686,693 warrants with an exercise price of $0.05 which now expire April 1, 2017 instead of November 27, 2017. As of April 1, 2017, no warrants were exercised.

A total of 201,600 broker warrants with an exercise price of $0.05 expired subsequent to year end.

