Form 20-F
period 2017-12-31
Giga Metals Corp
filed 2018-04-30
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ]     REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ]     ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2017

OR

[   ]     TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________to ____________

OR

[   ]     SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report _____________

Commission file number 000-52326

GIGA METALS CORPORATION
(Exact name of Registrant as specified in its charter)

Not Applicable
(Translation of Registrant’s name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

203 – 700 West Pender Street Vancouver, British Columbia, V6C 1G8 Canada
(Address of principal executive offices)

Copy of communications to:
Bernard Pinsky, Esq.
Clark Wilson LLP
Barristers and Solicitors
Suite 800 – 885 West Georgia Street
Vancouver, British Columbia, Canada V6C 3H
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

40,664,015 Common Shares without par value issued and outstanding as at December 31, 2017.

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
     [   ]     YES     [X]     NO

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words “estimate”, “project”, “believe”, “anticipate”, “intend”, “expect”, “predict”, “may”, “should”, the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled “Risk Factors” on page •. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms “we”, “us”, “our” and “Giga Metals” mean Giga Metals Corporation, unless otherwise indicated.

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

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2017, 2016 and 2015. The information presented below for the three year period ended December 31, 2017, 2016 and 2015 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Giga Metals Corporation
Selected Financial Data in accordance with IFRS for the years 2017, 2016 and 2015
(Expressed in Canadian Dollars)

		2017	2016	2015
Net operating revenues		$0	0	0

Loss from continued operations		$0	0	0
Income from discontinued operations	$	N/a	N/a	N/a
Net loss		$(683,299)	(224,112)	(10,230,524)
Comprehensive loss		$(683,299)	(224,112)	(10,230,524)

Loss per share from continued operations		$(0.03)	(0.01)	(1.13)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$53,218,158	48,887,797	48,642,413
Common shares issued		40,664,015	21,537,349	9,037,349
Weighted average shares outstanding		25,986,111	18,347,211	9,037,348

Total assets		$4,656,028	302,889	239,665

Net assets (liabilities)		$4,511,046	287,919	223,816

Convertible debentures (current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0

Exchange rates (CAD$ to US$) period average		$1.2986	1.3248	1.2787

Exchange rates (CAD$ to US$) for most recent six months

	Period High	Period Low
October 2017	$1.2893	1.2472
November 2017	$1.2888	1.2683
December 2017	$1.2886	1.2545
January 2018	$1.2535	1.2293
February 2018	$1.2809	1.2288
March 2018	$1.3088	1.2830
Exchange rate (CAD$ to US$) April 26, 2018	$1.2908	1.2552

B.	Capitalization and Indebtedness

On July 14, 2015, the Company consolidated its common shares on a basis of one (1) new common share for five (5) old common shares held. On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

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

Please see the section entitled “Governmental Regulations” on page • of this annual report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. We had cash and cash equivalents in the amount of $4,066,588, receivables of $30,651 and prepaid expenses of $361,425 as of December 31, 2017. We estimate our average monthly operating expenses to be approximately $27,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2018, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we may need to raise additional funds in the future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds, if required, for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we currently have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2018 and for continued exploration. During the year ended December 2017, the Company was able to raise enough money to advance the project without requiring a partner. Because of these additional funds, the Company is able to take the Turnagain project to the feasibility level as well and has raised enough additional working capital through the issuance of shares and or debt to continue its business through the end of 2018. We have also identified a PGE exploration program on the Turnagain property that may require the Company to seek additional financing or a joint venture partnership. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

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

Our common shares are currently listed on the TSX Venture Exchange under the symbol ‘GIGA’. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 30, 2018, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 25,358,900 of our common shares which, if exercised, would represent approximately 41% % of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Mark Jarvis, our CEO, President and director, will devote approximately 25% of his working hours to the management of the Company, Matthew Anderson, our Chief Financial Officer, will devote approximately 20% of his time to the management of our company. Lyle Davis, a director of our company, will devote approximately 10% of his working time to the management of our company. Dr. Jon Hykawy, a director of our company, will devote approximately 10% of his time to the Company. Phillip Robinson, a director of our company, will spend approximately 10% to the management of the Company. Leslie Young, the Corporate Secretary of our company, will devote approximately 25% of her working hours, to the management of our company.

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

If we are or become a PFIC, our U.S. shareholders may be subject to the following adverse tax consequences:

•

they will be taxed at the highest ordinary income tax rates in effect during their holding period certain distributions on our capital shares, and gains from the sale or other disposition of capital shares;

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

The Business Corporations Act (British Columbia) came into force on March 29, 2004, repealing the Company Act (British Columbia). Our company now operates under the Business Corporations Act (British Columbia). On June 25, 2004, we changed our name to “Hard Creek Nickel Corporation” to reflect the primary type of mineral exploration the Company is engaged in, altered our authorized capital to comprise an unlimited number of common shares and an unlimited number of Class A preferred shares, and adopted our current Articles of Incorporation, which are attached as an exhibit to this form. The previous directors and management were replaced by Mark Jarvis as CEO, President and Director, Brian Fiddler as CFO, Leslie Young as Corporate Secretary, George Sookochoff as Director, Tom Milner as Director and Lyle Davis as Director.

On August 28, 2017, we changed our name to “Giga Metals Corporation” and closed a capital consolidation wherein two (2) common shares of our company were exchanged for one (1) new common share. During the year ended December 31, 2017 both Mr. George Sookochoff and Mr. Tom Milner resigned as directors and were replaced by Dr. Jon Hykawy and Mr. Phillip Robinson.

On April 16, 2018, the Company announced the passing of our CFO, Mr. Brian Fiddler. On April 23, 2018, the Company announced the appointment of Mr. Matthew Anderson as Chief Financial Officer.

We have our head office and principal place of business at Suite 203 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8 Canada (Telephone: 604.681.2300) . We do not have an agent in the United States.

Our common shares are listed on the TSX Venture Exchange under the symbol “GIGA”.

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of $1,000,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty on possible future production from claim 511330. We have the right to pay out the net smelter royalty by paying $1,000,000 for each 1% of the royalty. To pay out the entire 4% royalty, we would be required to pay $4,000,000.

On November 28, 2002, we entered into an agreement with John Schussler and Ernie Hatzl to acquire an additional 34 mineral claims, adjacent to the Turnagain Property, Laird Mining Division, British Columbia, in exchange for an aggregate total of 100,000 common shares.

Between November, 2003 and March, 2005 we staked additional claims, enlarging the Turnagain property from 3,700 ha to approximately 27,500 ha. With claim conversions in April 2005 and November 2007, and additional staking in 2009, the Turnagain property now covers 32,754 ha.

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, airborne geophysical survey, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2017, we have drilled 273 core holes for a total depth of 76,367 m (250,548 feet). Approximate total exploration expenditures from January 1, 2014 to December 31, 2017 was $243,000.

As of December 31, 2017, we had $4,313,682 in working capital, which is sufficient to cover our operating costs for the next twelve months. If the Company is to carry out a 2018 exploration program, we may be required to obtain additional equity funding to provide funding to cover 100% of the anticipated costs.

The Company is planning an exploration program for the Summer of 2018 which will include a geophysical survey, trenching and drilling. We are also planning a metallurgical program and updating our engineering studies.

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

Further exploration is required before we can evaluate whether there is a commercially viable mineral deposit that exists on any of our properties and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page • of this annual report for additional information about the risks of mineral exploration.

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

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 70km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the completed Northwest Transmission Line at Bob Quinn Lake, 207 km south along the highway. If a mineral resource is found on our Turnagain property, on-site power generation may be required.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

The mineral exploration industry is highly competitive. We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees. We compete for qualified employees with Vancouver based companies, including Hunter Dickenson Inc., Equity Exploration and Ivanhoe Mines, and international mining companies, including Billiton-BHP, Rio Tinto and Anglo American, among others.

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

Cell mineral claims may be kept in good standing by incurring assessment work or by paying cash-in-lieu of assessment work. Assessment work requirements are $5.00 per hectare per year during the first 2 years following the location of the mineral claims, increasing to $10.00 per hectare in the third and fourth years, $15.00 per hectare in the fifth and sixth years and $20.00 per hectare for all succeeding years. Cash-in-lieu of exploration and development work is double the value of the corresponding assessment work requirement.

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

Our executive office is located at 203 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8, Canada. The Company subleases approximately 1,000 square feet of space for $53,159 per year expiring on March 31, 2019. We sublease 50% of this space resulting in approximately $2,600 per month in office rent. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We rent this facility for $1,500 per month on a month to month basis. We own office, vehicle, and exploration equipment with a cost of approximately $15,000 located at our Vancouver Office and our camp at the Turnagain property.

Our material mineral property the Turnagain is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property.

Exploration data collected during the 2003 to 2017 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Giga Metals Corporation.

Location and Accessibility

The Turnagain Property consists of 65 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The maps above indicate where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 32,754 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area.

The Turnagain Property straddles the Turnagain River near where it is joined by Hard and Flat Creeks. The community of Dease Lake, on the Stewart-Cassiar Highway (BC Highway 37) some 400 km north of the port of Stewart, is 70 km west of the property. Helicopter access from Dease Lake involves a 20 minute flight. A secondary road extending easterly from Dease Lake has been used by large, articulated 4- and 6-wheel drive vehicles to convey large jade boulders from the Kutcho Creek area and to supply placer gold operations at Wheaton Creek over the past number of years. A branch of this road network extends into the Turnagain Property with road distance to Dease Lake of about 100 km.

A dirt airstrip, measuring approximately 930 m long, constructed in the 1960s, and upgraded in early 2007, is situated within the claims on the northwest side of the Turnagain River and can accommodate small fixed wing aircraft. This airstrip is immediately adjacent to our current camp facility and core storage. Previous exploration programs have made use of camp facilities at Wheaton Creek (Boulder Camp), which is about 15 km by road west of the Turnagain Property.

The communities of Terrace and Smithers, both several hundred km south, offer a range of services and supplies which can be trucked to Dease Lake via the Stewart-Cassiar Highway. The city of Whitehorse, Yukon Territory, offers a similar range of services several hundred km to the northwest via the Stewart-Cassiar Highway and the Alaska Highway (Yukon Highway 1).

The area between Dease Lake and the Turnagain Property features maturely dissected mountains rising to elevations of between 2,000 and 2,425 m above sea level and separated by wide, drift-filled valleys in which elevations average 1,000 m. Forest cover, present in valley areas, is replaced by typical alpine flora above 1,500 m. Bedrock is reasonably well exposed in the areas above tree line and along drainages.

Description of Claims

The Turnagain Property consists of 65 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 32,754 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it is joined by Hard and Flat Creeks. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 65 claims in the Turnagain Property as of April 30, 2018

The following table shows details relating to Giga Metals Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004-01-01	2026-01-01

On-line Cell Mineral Claims
501131	Drift 1	422.0	2005-01-12	2024-01-12
501168	Drift 2	421.8	2005-01-12	2024-01-12
501234	Drift 3	421.7	2005-01-12	2024-01-12
501298	Drift 4	421.8	2005-01-12	2024-01-12
508218	Dinah 1	407.2	2005-03-03	2019-03-03
508219	Dinah 2	407.1	2005-03-03	2019-03-03
508221	Dinah 3	406.9	2005-03-03	2019-03-03
508222	Dinah 4	406.0	2005-03-03	2019-03-03
508223	Dinah 5	407.1	2005-03-03	2019-03-03
508225	Dinah 6	407.1	2005-03-03	2019-03-03
508226	Dinah 7	254.6	2005-03-03	2019-03-03
508227	Dinah 8	407.3	2005-03-03	2019-03-03
508228	Dinah 9	135.5	2005-03-03	2019-03-03
508229	Dinah 10	203.4	2005-03-03	2019-03-03
528780	T1	67.7	2006-02-23	2019-02-23
528781	T2	203.3	2006-02-23	2019-02-23
528782	T3	152.6	2006-02-23	2019-02-23
528784	T4	288.3	2006-02-23	2019-02-23
528787	T5	169.6	2006-02-23	2019-02-23
528788	T6	270.2	2006-02-23	2024-02-23
528789	T7	422.5	2006-02-23	2019-02-23
528790	T8	253.6	2006-02-23	2019-02-23

Converted Legacy to On-line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005-02-14	2024-02-18
510889	Flat 10, 13, 15	1627.9	2005-04-18	2019-04-07
510892	Flat 2, 6	1219.3	2005-04-18	2019-04-07
510910	Flat 9, 12, 14	1424.3	2005-04-18	2019-04-07
510911	Flat 1, 5	1066.9	2005-04-18	2024-04-07
510912	Flat 8, 11	779.9	2005-04-18	2019-04-07

511214	Hard 4, 6	979.9	2005-04-20	2019-02-18
511226	Hill 1, 2	1216.1	2005-04-20	2019-02-18
511227	Hill 3	506.7	2005-04-20	2019-02-17
511230	Hill 4, 5	760.5	2005-04-20	2024-02-17
511234	Hill 6	185.9	2005-04-20	2019-02-16
511244	Hard 5,7	489.9	2005-04-20	2019-02-18
511251	Hard 8	473.4	2005-04-20	2024-02-17
511257	Hill 9, 10	1014.4	2005-04-20	2024-02-17
511279	Hard 9, 10	896.7	2005-04-20	2019-02-17
511304	Hill 7, 8	1149.7	2005-04-21	2024-02-17
511305	Hound 3	271.0	2005-04-21	2024-09-27
511306	Turn 2, Flat 7	881.2	2005-04-21	2019-02-19
511329	Hound 1, 2	1015.4	2005-04-21	2024-09-27
511330	Cub	592.6	2005-04-21	2021-12-01
511337	Cub 10, 18, Pup 1	1065.8	2005-04-21	2018-12-01
511340	Cub 17	253.9	2005-04-21	2018-12-01
511344	Turn 1, Bear 2	271.0	2005-04-21	2019-02-19
511347	Flat 3, 4	474.3	2005-04-21	2019-04-07
511348	Cub 2	389.4	2005-04-21	2021-12-01
511586	Pup 2	236.9	2005-04-25	2019-01-01
511593	Pup 3	101.5	2005-04-25	2021-12-01
511627	Cub 11	592.1	2005-04-25	2018-12-01
511628	Hard 1	709.0	2005-04-25	2024-02-18
511629	Hard 3	472.9	2005-04-25	2024-02-18
570454	Bear 1	456.8	2007-11-22	2019-05-26
570455	Bear 19, Bear 21 to28	237.0	2007-11-22	2019-05-26
570456	Bear 3 to 18	220.2	2007-11-22	2019-05-26
570457	Bear 20	16.9	2007-11-22	2019-05-26
609390	FLAT 7	254.6	2009-07-21	2018-09-20
609394	FLAT 6	407.4	2009-07-21	2018-09-20
609396	FLAT 8	203.8	2009-07-21	2018-09-20
609397	FLAT 5	407.4	2009-07-21	2018-09-20
609398	FLAT 4	407.4	2009-07-21	2018-09-20
609403	FLAT 3	407.3	2009-07-21	2018-09-20
609423	FLAT 2	407.3	2009-07-21	2018-09-20
609424	FLAT 1	424.2	2009-07-21	2018-09-20

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

Falconbridge Nickel Mines Limited also completed work over the following seven years, including surface and airborne geophysical surveys, geological mapping, geochemical surveys and 2,895 m of conventional and packsack diamond drilling in 40 widely spaced drill holes.

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

Work Completed by the Registrant

We acquired the Turnagain Property in 1996 and our exploration work that year included 400 line km of airborne magnetic surveys and 795.5 m of diamond drilling in 5 holes. Additional diamond drilling completed by our company in 1997 and 1998 amounted to 3,123m in 14 holes. Related work included 18 line km of surface magnetic surveys covering two areas of the property, bore hole pulse-electromagnetic surveys in four of the 1997-1998 drill holes and preliminary metallurgical test work on drill core composites.

In 2002, we performed ground magnetic and induced polarization geophysical surveys over part of the claim area and completed 1,687m of diamond drilling in 7 holes. Exploratory work in 2003 included geological mapping and prospecting with bedrock, stream sediment and limited soil sampling and 8,669 m of diamond drilling in 22 holes, including the deepening of one hole started in 2002. Preliminary metallurgical test work was conducted on composite 2002-2003 core samples.

In 2004, we conducted a comprehensive exploration program that included a helicopter borne magnetic and electromagnetic survey covering 1,866 line km, 14 km of ground magnetic and electromagnetic surveys, 1:20,000 scale aerial photography of the entire property, the collection of more than 3,000 geochemical soil samples, geological mapping, and 7522 m of diamond drilling in 49 holes. We analyzed the approximately 4,000 core samples for 30 elements including nickel, copper, cobalt, sulphur and often platinum and palladium. Extensive metallurgical test work has been completed on 2003-2004 composite core samples and also on 2005-2006 composite core samples.

Our 2005 exploration program consisted of geological mapping, bedrock and soil sampling, and 7,143 m of diamond drilling in 37 holes. We also undertook various mineralogical, environmental baseline surveys, engineering, metallurgical and analytical studies on the property.

Our 2006 exploration program was completed by early November and included 19,111 m of diamond drilling in 68 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work on composite samples from our 2005 and 2006 drill core was also completed during 2007.

Our 2007 exploration program was completed by early November and included 24,325 m of diamond drilling in 72 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work was directed towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

Our 2008 exploration program was completed by early September and included 4,105 m of diamond drilling in 15 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work continued towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

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

In December 2011, the Company received the Turnagain Project Preliminary Economic Assessment (“PEA”) prepared by AMC Mining Consultants (Canada) Ltd. The complete PEA was filed on SEDAR on December 5, 2011, this technical report is also available on the Company's website www.gigametals.com under the heading "Projects".

During the years ended December 31, 2012 - 2017, the Company focused on finding a partner to take the Turnagain project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs and identified a PGE exploration program on the Turnagain property. During 2017, the Company was able to raise enough money to advance the project without requiring a partner.

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

Year Ended December 31, 2016 Compared to Year Ended December 31, 2017

General and Administrative - During the year ended December 31, 2017 (“2017”), the Company incurred a loss of $683,299 ($0.03 per share) compared to a loss of $224,112 ($0.01 per share) during the year ending December 31, 2016. The administrative expenses for 2017 were $637,610, up from $196,321 from 2016. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $1,713 (2016: $2,968) and $360,493 (2016: $42,831) in 2017, respectively. Excluding non-cash expenses, the 2017 administrative expenses were $327,368 up from $150,522 in 2016. Office and general expenses in 2017 were $123,067 (2016: $75,111), an increase of $47,956. Investor relations in 2017 was $33,429 (2016: $12,540), an increase of $20,889. Legal and audit in 2017 was $21,167 (2016: $18,178) an increase of $6,039. Management fees in 2017 was $53,600, up $35,600 from the $18,000 incurred in 2016. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2017 were approximately $27,000 per month compared to $13,000 per month in 2016. During 2017, the Company earned $6,275 from interest income compared to $1,302 for 2016. The increase in expenditures during 2017 was due to increased business activity after completion of financing activities in October, November and December 2017.

Exploration - During the year ended December 31, 2017, the Company incurred expenditures on exploration and evaluation assets of $51,964 (2016: $29,093). The Company has been expensing all exploration costs since the Turnagain project was written down to $1 on December 31, 2015.

Year Ended December 31, 2015 Compared to Year Ended December 31, 2016

General and Administrative - During the year ended December 31, 2016 (“2016”), the Company incurred a net loss of $224,112 ($0.01 per share) compared to a net loss of $10,230,524 ($1.13 per share) during the year ending December 31, 2015. The administrative expenses for 2016 were $196,321, up from $178,242 from 2015. Total administrative expenses includes two non-cash expenses, amortization and stock-based compensation, these amounts were $2,968 (2015: $3,876) and $42,831 (2015: $Nil) in 2016, respectively. Excluding amortization, the 2016 administrative expenses were $150,522 down from $174,366 in 2015. Office and general expenses in were $101,804 (2015: $101,559), an increase of $245. Investor relations in 2016 were $12,540 (2015: $15,263), a decrease of $2,723, legal and audit in 2016 were $18,178 (2015: $19,544) a decrease of $1,366. Management fees in 2016 were $18,000, down $20,000 from the $38,000 incurred in 2015. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2016 were approximately $12,550 per month compared to $14,530 per month in 2015.

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

Since the Company is organized in Canada, the Company’s December 31, 2017 consolidated financial statements have been prepared in accordance with IFRS.

As at December 31, 2017, our company had accumulated losses totaling $55,479,647. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As at December 31, 2017 the Company had cash and cash equivalents of $4,066,588 and working capital of $4,313,682.

As of April 30, 2018, we had sufficient working capital to cover our 2018 operating costs and our 2018 exploration program.

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

There were no changes to the accounting policies applied by our company to each of the 2017 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2017.

Critical Accounting Estimates

As at December 31, 2017, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $1. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

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

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect the adoption of IFRS 9 to have a material effect on the financial statements.

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
Mark Jarvis Director and Chief Executive Officer Age: 63

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

Lyle Davis Director Age: 61

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.

Dr. Jon Hykawy Director Age: 53	Dr. Hykawy was appointed as a director of our company in October 2017. As a director, Dr. Hykawy is responsible for the corporate governance of our company.
Phillip Robinson Director Age: 29	Mr. Robinson was appointed as a director of our company in October 2017. As a director, Mr. Robinson is responsible for the corporate governance of our company.
Matthew Anderson Chief Financial Officer Age: 35

Mr. Anderson has served as our controller and Chief Financial Officer since April of 2018. As Controller and Chief Financial Officer, Mr. Anderson is responsible for the financial and corporate management and supervision of the affairs and business of our company.

Leslie Young Corporate Secretary Age: 59

Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Mark Jarvis – Director and Chief Executive Officer

Mr. Jarvis has considerable experience in the financing and operations of public companies, primarily in exploration and production of mining and oil and gas projects. After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business by joining the Board of Ultra Petroleum, at the time a small oil and gas exploration and development company, in 1996. As Director responsible for Corporate Finance, he raised the equity capital necessary for proof of concept and to establish enough production to leverage further growth through debt financing. Ultra’s Pinedale Anticline project ultimately grew to three (3) trillion cu. ft. of proved gas reserves. Mr. Jarvis has held the position of CEO and President of Giga Metals Corporation (formerly Hard Creek Nickel Corporation) since January 7th 2004. During his tenure the Company has drilled a very large nickel/cobalt deposit, worked out a reliable metallurgical circuit and published a 43-101 compliant Preliminary Economic Assessment.

Lyle Davis - Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He waselected as a director of our company in June of 2004. Mr. Davis has an M.B.A. from the University of British Columbia with a major in finance, a Bachelor of Applied Science in Civil Engineering from Queen’s University,and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Davis is the President and CEO of Condor Resources Inc. (since 2013) and is a director of Earl Resources Limited. From 1999 until 2008, Mr. Davis was the President of Ellardee Group Capital Inc. a firm providing business consulting services, primarily for public companies. He previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE’s corporate finance division.

Dr. Jon Hykawy – Director

Dr. Hykawy has been a director of our company since October of 2017. Dr. Hykawy has made battery materials a key part of his research focus since 2009, when he helped found Byron Capital Markets, a boutique brokerage operation. His current business, Stormcrow Capital Limited, consults with various clients who are involved in critical materials. He is widely quoted on battery materials such as cobalt and is an invited speaker at many conferences around the world.

Phillip Robinson – Director

Mr. Robinson was appointed director of our company in October 2017. Mr. Robinson is a member of the Investment Team at Pala Investments, a Swiss based mining focused multi-strategy investment firm, and is focused on New Energy Metals investing. He was integral to the development of Pala's battery metal raw materials strategy and has in-depth knowledge of the electric vehicle and energy storage markets. He also worked on the recent IPO of Cobalt 27 Capital Corp. on the TSX-V.

Matthew Anderson – Chief Financial Officer

Mr. Anderson has served as our controller and Chief Financial Officer since April 2018. Mr. Anderson completed his bachelors of commerce degree at McGill University in Montreal. He earned his CPA, CA accreditation in 2008 after which he began providing accounting and CFO services to junior public companies primarily involved in the natural resource sector. He has extensive experience in financial and accounting related functions based on his experience working with a number of junior public companies. His business experience includes mining, oil and gas and technology. He is a member in good standing of the Chartered Professional Accountants’ Association of British Columbia.

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

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2017:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen -sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2017	14,000	Nil	Nil	Nil	Nil	Nil	551	14,000
Lyle Davis Director	2017	Nil	Nil	21,253	Nil	Nil	Nil	Nil	21,253
Dr. Jon Hykawy Director	2017	Nil	Nil	13,826	Nil	Nil	Nil	Nil	13,826
Phillip Robinson Director	2017	Nil	Nil	56,263	Nil	Nil	Nil	Nil	56,263
Tom Milner Former Director	2017	2,500	Nil	Nil	Nil	Nil	Nil	Nil	2,500
Brian Fiddler Former Controller and Chief Financial Officer	2017	21,200	Nil	Nil	Nil	Nil	Nil	Nil	21,200
Leslie Young Corporate Secretary	2017	18,400	Nil	Nil	Nil	Nil	Nil	Nil	18,400

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

The members of our company’s audit committee include Lyle Davis, Dr. Jon Hykawy and Phillip Robinson. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

We currently do not have a remuneration or compensation committee.

D.	Employees

As of December 31, 2017, we had three part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.	Share Ownership

There were 42,024,015 Common Shares issued and outstanding as of April 30, 2018. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 30, 2018:

Name	Number of Common Shares Beneficially Owned as of April 30, 2018	Percentage(1)
Mark Jarvis	3,620,415 (2)	5.1%
Lyle Davis	276,000(3)	0.4%
Dr. Jon Hykawy	175,000(4)	0.2%
Phillip Robinson	175,000(5)	0.2%
Matthew Anderson	100,000(6)	0.1%
Leslie Young	206,380(7)	0.3%

(1)

Based on 42,024,015 Common Shares issued and outstanding as at April 30, 2018, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2018.

(2)	Includes stock options to purchase up to 325,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023
(3)	Includes stock options to purchase up to 275,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023
(4)	Includes stock options to purchase up to 175,000 of our Common Shares at an exercise price of $0.22 - $0.55 per share expiring up to February 5, 2023
(5)	Includes stock options to purchase up to 175,000 of our Common Shares at an exercise price of $0.55 - $0.80 per share expiring up to February 5, 2023
(6)	Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.55 - $0.60 per share expiring up to April 20, 2023.
(7)	Includes stock options to purchase up to 200,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan.

Item 7	Major Shareholders and Related Party Transactions

A.	Major Shareholders

The following table sets forth, as of April 30, 2018, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	3,620,415 (2)	5.1%

(1)

Based on 42,024,015 Common Shares issued and outstanding as at April 30, 2018, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2018.

(2)	Includes stock options to purchase up to 325,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.	Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2016 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2017	2016
	$	$
Consulting fees	2,500	8,000
Interest expense	551	-
Management fees	53,600	18,000
Stock-based compensation	41,163	28,312
	97,814	54,312

C.	Interests of Experts and Counsel

Not required.

Item 8	Financial Information

A.	Consolidated and Other Financial Information

See Item 18 and our consolidated financial statements and accompanying notes.

B.	Significant Changes

Our company is not aware of any significant change since December 31, 2017 that is not otherwise reported in this filing.

Item 9	The Offer and Listing

A.	Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2013 through to December 31, 2017) on the TSX Venture Exchange prior to September 19, 2008, and the TSX Venture Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-13	$0.16	$0.04
31-Dec-14	$0.12	$0.04
31-Dec-15	$0.12	$0.02
31-Dec-16	$0.10	$0.02
31-Dec-17	$0.92	$0.05

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
31-Mar-16	$0.04	$0.02
30-Jun-16	$0.10	$0.04
30-Sep-16	$0.10	$0.06
31-Dec-16	$0.08	$0.04
31-Mar-17	$0.20	$0.05
30-Jun-17	$0.12	$0.06
30-Sep-17	$0.38	$0.06
31-Dec-17	$0.92	$0.29

The high and low market prices for the most recent six months on the TSX Venture Exchange is as follows:

Month Ended	High	Low
31-Oct-17	$0.73	$0.30
30-Nov-17	$0.92	$0.61
31-Dec-17	$0.77	$0.52
31-Jan-18	$0.77	$0.45
29-Feb-18	$0.50	$0.355
31-Mar-18	$0.40	$0.30

We have no principle trading market outside of our host market, the TSX Venture Exchange.

B.	Plan of Distribution

Not Applicable.

C.	Markets

Our common shares trade on the Toronto Stock Exchange. Our symbol is “GIGA” and our CUSIP number is 37518K102.

D.	Selling Shareholders

Not Applicable.

E.	Dilution

Not Applicable.

F.	Expenses of the Issues

Not Applicable.

Item 10	Additional Information

A.	Share Capital

Not required.

B.	Articles of Incorporation and By-laws

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

(ii) the majority of the votes cast by shareholders voting shares that carry the right to vote at general meetings is cast in favor of the resolution; and

(iii) the majority of votes cast in favor of the resolution constitutes at least a special majority.

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

Section 263 provides the process for changing a company’s name.

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

The Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed “reviewable” under the Investment Canada Act (Canada) by an investor that is not a “Canadian” as defined in the Investment Canada Act (Canada) (a “non-Canadian”), unless after review the Minister responsible for the Investment Canada Act (Canada) (“the Minister”) is satisfied that the “reviewable” investment is likely to be of net benefit to Canada. An investment in our Common Shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of our company and the value of the assets of our company was $5 million or more. An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount (the “Review Threshold”), which is published by the Minister after its determination for any particular year.

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

We have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2017, the two fiscal years proceeding and the current fiscal year up to and including the date of this annual report. Each contract is between Giga Metals and the Contractor. There is no provision to pass any of these contracts to Giga Metals’ wholly-owned subsidiary, Canadian Metals Exploration Ltd.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2017, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2017.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2017. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2017. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2017.

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

Item 16	[Reserved]

Item 16A.	Audit Committee Financial Expert

The Board of Directors has determined that the Company has at least one independent audit committee financial expert serving on its audit committee, this person being Lyle Davis, our Chairman and who also serves as Chair of the Audit Committee. Please refer to Item 6.A for Mr. Davis' relevant experience.

Item 16B.	Code of Ethics

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants. A copy of the Code is available from the Company on written request or may be viewed on the Company’s website at www.gigametals.com.

Item 16C.	Principal Accountant Fees and Services

Audit-Related Fees

Fiscal Year 2017: $10,000	Fiscal Year 2016: $10,000

Tax Fees

Fiscal Year 2017: $Nil	Fiscal Year 2016: $Nil

All Other Fees

Fiscal Year 2017: $Nil	Fiscal Year 2016: $1,500

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.	Change in Registrant's Certifying Accountant

Not Applicable

PART III

Item 17	Financial Statements

Not applicable. See “Item 18. Financial Statements” below.

Item 18	Financial Statements

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

Independent Auditors’ Report.
Consolidated Statements of financial position as at December 31, 2017, and 2016. Consolidated Statements of Comprehensive Loss as at December 31, 2017, 2016 and 2015. Consolidated Statements of cash flows for the years ended December 31, 2017, 2016 and 2015.

Item 19	Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)

1.2	Articles of Canadian Metals Exploration Limited (the name has now been changed to Hard Creek Nickel Corporation) (1)

1.3	Certificate of Change of Name under The Business Corporation Act (British Columbia) (the name has been changed to Giga Metals Corporation*

8.	List of Subsidiaries

8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*

12.2	Section 302 Certification under Sarbanes-Oxley Act for Matthew Anderson *

13	Section 906 Certifications

13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*

13.2	Section 906 Certifications under Sarbanes-Oxley Act for Matthew Anderson*

15.	Additional Exhibits

15.1	Consent of Greg Ross, P.Geo*

15.2	Code of Ethics (2)

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

GIGA METALS CORPORATION

“Matthew Anderson”

Matthew Anderson

Chief Financial Officer
Date: April 30, 2018

(Formerly Hard Creek Nickel Corporation)

Consolidated Financial Statements

Years Ended December 31, 2017 and 2016

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders and Directors of Giga Metals Corporation (formerly Hard Creek Nickel Corporation)

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated financial statements of Giga Metals Corporation (formerly Hard Creek Nickel Corporation) (the “Company”), which comprise the consolidated statements of financial position as at December 31, 2017 and 2016, the consolidated statements of comprehensive loss, changes in equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “financial statements”).

In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2017 and 2016, and its financial performance and its cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Basis for Opinion
Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to the Company in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to the Company’s reparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Accordingly, we express no such opinion.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS

We have served as the Company’s auditor since 2003.
Vancouver, Canada
April 30, 2018

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statements of Financial Position
As at December 31, 2017 and 2016
Expressed in Canadian Dollars

		2017	2016
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		4,066,588	85,758
Receivables	4	30,651	10,504
Prepaid expenses		361,425	8,406
		4,458,664	104,668
Non-current assets
Reclamation deposits		187,900	187,900
Equipment	5	9,463	10,320
Exploration and evaluation assets	6	1	1
		197,364	198,221

TOTAL ASSETS		4,656,028	302,889

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	144,982	14,970

TOTAL LIABILITIES		144,982	14,970

EQUITY
Share capital	10	53,218,158	48,887,797
Share-based payment reserve	11	6,745,535	6,196,470
Subscriptions received	16	27,000	-
Deficit		(55,479,647)	(54,796,348)

TOTAL EQUITY		4,511,046	287,919

TOTAL LIABILITIES AND EQUITY		4,656,028	302,889

Nature and continuance of operations (Note 1)

Subsequent events (Note 17)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2017 and 2016
Expressed in Canadian Dollars

		2017	2016
	Notes	$	$

Operating expenses
Amortization	5	1,713	2,968
Consulting		44,141	26,692
Investor relations		33,429	12,540
Legal and audit		21,167	18,178
Management fees	12	53,600	18,000
Office and general		123,067	75,111
Stock-based compensation	10	360,493	42,831
		637,610	196,321

Other items
Exploration property impairments	6	51,964	29,093
Interest income		(6,275)	(1,302)
		45,683	27,791

Loss and comprehensive loss for the year		(683,299)	(224,112)

Loss per share – basic and diluted	10	(0.03)	(0.01)
Weighted average number of shares outstanding – basic and diluted	10	25,986,111	18,347,211

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statement of Changes in Equity
For the years ended December 31, 2017 and 2016
Expressed in Canadian Dollars

			Share capital
					Share-based
			Number of		payment	Subscriptions
			shares	Amount	reserve	received	Deficit	Total
		Notes	#	$	$	$	$	$

Balance at December 31, 2015			9,037,349	48,642,413	6,153,639	-	(54,572,236)	223,816

Private placement		10	12,500,000	250,000	-	-	-	250,000
Share issuance costs		10	-	(4,616)	-	-	-	(4,616)
Stock-based compensation		10	-	-	42,831	-	-	42,831
Comprehensive loss for the year			-	-	-	-	(224,112)	(224,112)

Balance at December 31, 2016			21,537,349	48,887,797	6,196,470	-	(54,796,348)	287,919

Private placements		10	18,146,666	4,664,233	36,267	27,000	-	4,727,500
Share issuance costs
-	Cash finders’ fees	10	-	(230,473)	-	-	-	(230,473)
-	Cash brokers’ warrants	10	-	(152,305)	152,305	-	-	-
-	Other fees	10	-	(26,594)	-	-	-	(26,594)
Exercise of warrants			855,000	63,000	-	-	-	63,000
Exercise of options			125,000	12,500	-	-	-	12,500
Stock-based compensation		10	-	-	360,493	-	-	360,493
Comprehensive loss for the year			-	-	-	-	(683,299)	(683,299)

Balance at December 31, 2017			40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Consolidated Statements of Cash Flows
For the years ended December 31, 2017 and 2016
Expressed in Canadian Dollars

	2017	2016
	$	$

Operating activities
Loss for the year	(683,299)	(224,112)
Adjustments for:
Amortization	1,713	2,968
Stock-based compensation	360,493	42,831
Exploration property impairment and expenditures	51,964	29,093
Changes in non-cash working capital items:
Receivables	(20,147)	9,412
Prepaid expense	(353,019)	(1,810)
Trade payables and accrued liabilities	130,012	(879)
Net cash flows used in operating activities	(512,283)	(142,497)

Investing activities
Expenditures on exploration and evaluation assets	(51,964)	(29,093)
Purchase of equipment	(856)	-
Net cash flows used in investing activities	(52,820)	(29,093)

Financing activities
Proceeds on issuance of common shares	4,803,000	250,000
Share issue costs	(257,067)	(4,616)
Net cash flows from financing activities	4,545,933	245,384
Increase in cash and cash equivalents	3,980,830	73,794
Cash and cash equivalents, beginning	85,758	11,964

Cash and cash equivalents, ending	4,066,588	85,758

Cash	1,555,088	85,758
Cash equivalents	2,511,500	-

Supplemental cash flow information (Note 15)

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. On August 28, 2017, the Company changed its name to Giga Metals Corporation from Hard Creek Nickel Corporation. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2017, the Company had working capital of $4,313,682 but the Company had not advanced its mineral properties to commercial production. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash.

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 30, 2018 by the directors of the Company.

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

Significant estimates and assumptions

The preparation of financial statements in accordance with IFRS requires the Company to make estimates and assumptions concerning the future. The Company’s management reviews these estimates and underlying assumptions on an ongoing basis, based on experience and other factors, including expectations of future events that are believed to be reasonable under the

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

circumstances. Revisions to estimates are adjusted prospectively in the period in which the estimates are revised.

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

Cash and cash equivalents

Cash and cash equivalents include cash and highly liquid investments held in the form of money market investments and certificates of deposit with investment terms that allow for penalty free redemption after one month.

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

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

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

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

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

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

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

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

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

At December 31, 2017 and 2016, the Company had no material restoration and environmental obligations.

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

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of property, plant and equipment are as follows:

Class of equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

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

The new standard also requires a single impairment method to be used, replacing the multiple impairment methods in IAS 39. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company does not expect the adoption of IFRS 9 to have a material effect on the financial statements.

IFRS 16 “Leases” replaces IAS 17 “Leases” and the related interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

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

4.	Receivables

	2017	2016
	$	$

Goods and Service sales tax	5,177	1,141
British Columbia mining tax credits	20,264	7,273
Interest receivable	5,210	-
Other receivables	-	2,090
	30,651	10,504

5.	Equipment

			Exploration
	Motor	Computer	and office
	Vehicles	equipment	equipment	Total
	$	$	$	$
Cost:
At December 31, 2016 and 2015	20,330	28,809	61,984	111,123
Additions	-	856	-	856
At December 31, 2017	20,330	29,665	61,984	111,979

Depreciation:
At January 1, 2015	19,422	25,619	51,794	97,835
Charge for the year	272	660	2,036	2,968
At December 31, 2016	19,694	27,279	53,830	100,803
Charge for the year	144	348	1,221	1,713
At December 31, 2017	19,838	27,627	55,051	102,516

Net book value:
At December 31, 2016	636	1,530	8,154	10,320
At December 31, 2017	492	2,038	6,933	9,463

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

6.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,		Balance,		Balance,
	December 31,	Change in year	December 31,	Change in year	December 31,
	2015	2016	2016	2017	2017
	$	$	$	$	$

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	-	2,052,292	-	2,052,292
Claims renewal / staking	459,261	-	459,261	-	459,261
Drilling	12,488,967	-	12,488,967	-	12,488,967
Environmental studies	1,256,621	-	1,256,621	-	1,256,621
Exploration data management	917,422	-	917,422	-	917,422
First Nations	166,444	-	166,444	-	166,444
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,779,898	18,000	8,779,898	54,358	8,834,256
Geophysical services	743,515	-	743,515	-	743,515
Metallurgy	3,792,672	7,500	3,792,672	-	3,792,672
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,617,849	10,866	1,617,849	10,597	1,628,446
Transportation	2,604,549	-	2,604,549	-	2,604,549
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,006,960)	(29,093)	(33,006,960)	(51,964)	(33,058,924)
BC refundable mining tax credits	(2,195,403)	(7,273)	(2,195,403)	(12,991)	(2,208,394)
Federal non-refundable mining tax credits, net
of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
	1	-	1	-	1

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

During the year ended December 31, 2016, the Company incurred costs totalling $29,093 net of B.C. Mineral Exploration Tax Credits on the Turnagain mineral claims, which were impaired based on the indicators discussed below.

At December 31, 2016, the Company determined that impairment indicators existed and reduced he carrying value of the Turnagain mineral claims by $29,093 to $1 based on management’s assessment of current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand for nickel. Future changes to this estimate could have a significant impact on the carrying value of the Turnagain mineral claims.

During the year ended December 31, 2017, the Company incurred $51,964 of exploration and evaluation expenditures. All of the expenditures were recorded to the statement of loss as exploration property impairments.

7.	Trade payables and accrued liabilities

	December 31,	December 31,
	2017	2016
	$	$
Trade payables	134,982	4,970
Accrued liabilities	10,000	10,000
	144,982	14,970

8.	Sublease obligations

Sublease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2019. A schedule of the Company’s minimum lease payments is as follows:

	December 31,	December 31,
	2017	2016
	$	$
Payable not later than one year	53,159	53,159
Payable later than one year and not later than five years	13,290	79,738
	66,449	132,897

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

9.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes. The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2017	2016
	$	$
Loss before income taxes	683,299	224,112

Statutory tax rate	26%	26%
Expected income tax recovery at the statutory tax rate	(177,658)	(58,269)
Tax pool not recognized	13,511	7,564
Other	164,147	50,705
Income tax recovery	-	-

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2017	2016
	$	$
Federal investment tax credits	663,144	663,144
Exploration and evaluation assets	3,804,616	3,674,149
Non-capital loss carryforwards	4,129,727	4,056,879
Other	84,875	85,439
Valuation allowance	(8,682,363)	(8,479,611)
	-	-

The tax pools relating to these deferred tax assets expire as follows:

				Canadian federal
	Canadian			investment tax credit
	resource pools	Non-capital losses	Other	losses
	$	$	$	$
2025	-	-	-	25,187
2026	-	1,664,306	-	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,941	-	237,882
2029	-	2,621,029	-	249,331
2030	-	2,388,895	-	-
2031	-	1,392,745	-	-
2032	-	818,329	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	152,243	-	-
2037	-	320,131	-	-
No
expiry	14,633,140	-	335,907	-
	14,633,140	15,883,566	335,907	663,144

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

10.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

At December 31, 2017 there were 40,664,015 issued and fully paid common shares (2016 – 21,537,349).

Financings

During the year ended December 31, 2017, the following equity financings were completed:

I)

On August 30, 2017, the Company closed a private placement of 8,333,333 units at a price of $0.06 per unit for gross proceeds of $500,000. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.07 during the first year and $0.08 during years two and three. The Company used the residual method to value the share purchase warrants, allocating a value of $nil. As part of the private placement, the Company incurred other cash issuance costs of $4,575.

II)

On October 24, 2017, the Company closed a private placement of 6,750,000 units at a price of $0.35 per unit for gross proceeds of $2,362,500. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.45 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil.

As part of the private placement, the Company paid $126,313 in finder’s fees and other cash issuance costs of $16,663. In addition, the Company issued 396,000 in broker warrants with an expiry date of one year after the closing date. The fair value of $111,210 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.54; exercise price of $0.35; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

III)

On December 20, 2017, the Company closed a private placement of 1,813,333 units at a price of $0.60 per unit for gross proceeds of $1,088,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $36,267.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

As part of the private placement, the Company paid $59,160 in finder’s fees and other cash issuance costs of $2,306. In addition, the Company issued 98,600 in broker warrants with an expiry date of one year after the closing date. The fair value of $18,762 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.58; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

IV)

On December 27, 2017, the Company closed a private placement of 1,250,000 units at a price of $0.60 per unit for gross proceeds of $750,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil.

As part of the private placement, the Company paid $45,000 in finder’s fees and other cash issuance costs of $3,050. In addition, the Company issued 75,000 in broker warrants with an expiry date of one year after the closing date. The fair value of $22,333 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to contributed surplus. The assumptions used in the Black- Scholes Option Pricing Model were as follows: share price of $0.74; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

During the year ended December 31, 2016, the following equity financings were completed:

I)

In March 2016, the Company closed a private placement of 9,120,000 units at a price of $0.02 per unit for gross proceeds of $182,400. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.10 for a period of five years after the closing date. The Company did not separately value the warrants issued as part of this private placement. Included in the private placement were 2,700,000 shares issued to officers and directors of the Company. As part of the private placement, the Company paid $1,800 in finder’s fees and issued 90,000 in broker warrants with an expiry date of one year after the closing date. The Company determined that the value of the broker warrants was insignificant.

II)

In April 2016, the Company closed a private placement of 3,380,000 units at a price of $0.02 per unit for gross proceeds of $67,600. Each unit consists of one common share and one share purchase warrant exercisable into one common share at a price of $0.10 for a period of five years after the closing date. The Company did not separately value the warrants issued as part of this private placement. As part of the private placement, the Company paid $2,816 in finder’s fees and issued 10,800 in broker warrants with an expiry date of one year after the closing date. The Company determined that the value of the broker warrants was insignificant.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2017 was based on the loss attributable to common shareholders of $683,299 (2016 - $224,112) and the weighted average number of common shares outstanding of 25,986,111 (2016 – 18,347,211).

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Diluted loss per share did not include the effect of 2,662,500 stock options and 25,454,600 warrants as the effect would be anti-dilutive.

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

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2017 and 2016 are as follows:

	Year ended		Year ended
	December 31, 2017		December 31, 2016
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	1,640,000	$0.19	234,700	$2.16
Options granted	1,150,000	0.50	1,475,000	0.10
Options exercised	(125,000)	0.10	-	-
Options expired/forfeited	(2,500)	1.00	(69,700)	4.88
Options outstanding, ending	2,662,500	$0.33	1,640,000	$0.19

Options exercisable, ending	2,602,500	$0.32	902,500	$0.26

The weighted average share price on the date of option exercise during the year ended December 31, 2017 was $0.56.

Details of options outstanding as at December 31, 2017 are as follows:

Weighted average	Weighted average	Number of options
exercise price	contractual life	outstanding
$1.00	0.01 years	162,500
$0.10	3.50 years	1,350,000
$0.22	4.70 years	100,000
$0.40	4.76 years	550,000
$0.60	4.81 years	325,000
$0.80	4.87 years	175,000
$0.19	3.50 years	2,662,500

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Stock-based compensation

During the year ended December 31, 2017, the Company granted 1,150,000 stock options (2016 – 1,475,000 stock options), the weighted average grant date fair value of the options was $0.32 per option (2016 - $0.04 per option). The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2017	2016
Share price	$0.44	$0.06
Exercise price	$0.50	$0.10
Expected life of options	5 years	5 years
Annualized volatility	100%	102%
Risk-free interest rate	1.60%	0.62%
Dividend rate	0%	0%

During the year ended December 31, 2017, the Company recorded $360,493 (2016 - $42,831) of stock-based compensation to the statement of loss and comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2017 and 2016 are as follows:

	Year		Year ended
	December 31, 2017		December 31, 2016
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	13,444,147	$0.10	1,052,680	$0.24
Warrants issued	13,809,600	0.25	12,600,800	0.10
Warrants exercised	(855,000)	0.06	-	-
Warrants expired	(944,147)	0.10	(209,333)	0.80
Warrants outstanding, ending	25,454,600	$0.18	13,444,147	$0.10

Details of warrants outstanding as at December 31, 2017 are as follows:

Weighted average	Weighted average	Number of warrants
exercise price	contractual life	outstanding
$0.35	0.81 years	396,000
$0.70	0.98 years	173,600
$0.07	2.67 years	7,583,333
$0.45	2.82 years	3,375,000
$0.70	2.98 years	1,531,667
$0.10	3.27 years	12,395,000
$0.18	2.95 years	25,454,600

Refer to Note 17 – Subsequent Events.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

11.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

12.	Related party transactions

	December 31,	December 31,
	2017	2016
	$	$
Consulting fees	2,500	8,000
Interest expense	551	-
Management fees	53,600	18,000
Stock-based compensation	41,163	28,312
	97,814	54,312

There were no amounts owing to related parties at December 31, 2017 or 2016. See also Note 10.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the year amounted to $37,700 (2016 - $17,000) for short-term benefits and $41,163 (2016 - $23,231) for stock-based compensation.

13.	Financial instruments and financial risk management

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

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2017:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$144,982	$-	$-

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

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2017	2016
Cash and cash equivalents	$4,066,588	$85,758
Loans and receivables:
Reclamation deposits	187,900	187,900
	$4,254,488	$273,658

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2017	2016
Non-derivative financial liabilities:
Trade payables and accrued liabilities	$144,982	$14,970

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

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2017 and 2016:

	As at December 31, 2017
	Level 1	Level 2	Level 3
Cash	$4,066,588	$-	$-

	As at December 31, 2016
	Level 1	Level 2	Level 3
Cash	$85,758	$-	$-

14.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year ended December 31, 2017 and no restrictions.

15.	Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended December 31, 2017, the following transactions were excluded from the statement of cash flows:

a)	The issuance of 569,600 broker warrants at the fair value of $152,305.

16.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

17.	Subsequent events

Private placement

In January 2018, the Company completed a non-brokered private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consisted of one common share and one-half share purchase warrant. Each full warrant is exercisable into one common share at a price of $0.70 for three years after the closing date. As part of the private placement, the Company paid $22,080 in finder’s fees. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. As at December 31, 2017, proceeds of $27,000 had been received as subscriptions for this private placement.

Giga Metals Corporation
(Formerly Hard Creek Nickel Corporation)
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2017 and 2016

Exercise of warrants

Subsequent to December 31, 2017, the Company issued 300,000 common shares for the exercise of 300,000 share purchase warrants at $0.10 and 100,000 common shares for the exercise of 100,000 share purchase warrants at $0.07.

Grant of options

On February 5, 2018, the Company granted 850,000 stock options to directors, officers, employees and consultants at a price of $0.55 per share exercisable up to February 5, 2023. Of the 850,000 stock options granted, 600,000 vested immediately and the remaining 250,000 vest as to 25% every three months from the date of grant.

On April 3, 2018, the Company granted 200,000 stock options to an employee at a price of $0.60 per share exercisable up to April 3, 2023. The options vest as to 25,000 on the date of grant and 25,000 every three months thereafter.

On April 20, 2018, the Company granted 75,000 stock options to an officer and a consultant at a price of $0.60 per share exercisable up to April 20, 2023. The options vest on October 20, 2018.

