Form 20-F/A
period 2017-12-31
Giga Metals Corp
filed 2018-05-24
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F/A

(Amendment No.1)

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

Date of event requiring this shell company report ____________

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
[X] YES     [   ] NO

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
[   ] YES     [X] NO

Explanatory Note

Giga Metals Corporation is filing this Amendment No. 1 to its Annual Report on Form 20-F for the year ended December 31, 2017 (the “Form 20-F”), which was filed with the Securities and Exchange Commission on April 30, 2018, to submit the Interactive Data File (as defined in Rule 11 of Regulation S-T) for that fiscal year as Exhibit 101 to the Form 20-F in accordance with Rule 405 of Regulation S-T. Exhibit 101 was omitted from the Form 20-F in accordance with the 30-day grace period provided under Rule 405(a)(2)(ii) of Regulation S-T.

Except as set forth above, this Form 20-F/A does not modify or update any of the disclosure in the Form 20-F. This Form 20-F/A speaks as of the time of filing of the Form 20-F, does not reflect events that may have occurred subsequent to such filing and does not modify or update in any way disclosure made in the Form 20-F.

Item 19        Exhibits

The following exhibits are furnished as part of this Amendment No. 1 to the Form 20-F:

Exhibit
Number	Description

101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema Document

101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document

101.DEF	XBRL Taxonomy Extension Definition Linkbase Document

101.LAB	XBRL Taxonomy Extension Label Linkbase Document

101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGA METALS CORPORATION

“Matthew Anderson”

/s/ Matthew Anderson
Matthew Anderson

Chief Financial Officer
Date: May 24, 2018