Form 20-F
period 2018-12-31
Giga Metals Corp
filed 2019-04-30
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[   ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[X] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2018

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

43,149,015 Common Shares without par value issued and outstanding as at December 31, 2018.

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
[   ] YES     [   ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [   ]                            [   ] Accelerated filer                        [X]  Non-accelerated filer

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

FIRST TIME APPLICATION OF INTERNATIONAL FINANCIAL REPORTING STANDARDS

Effective from January 1, 2010, the Company adopted International Financial Reporting Standards (“IFRS”), as issued by the International Accounting Standards Board. Unless otherwise stated, all information presented herein has been prepared in accordance with IFRS..

Item 1             Identity of Directors, Senior Management and Advisers

Not required.

Item 2             Offer Statistics and Expected Timetable

Not required.

Item 3             Key Information

A.             Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) for the three fiscal years ended December 31, 2018, 2017 and 2016. The information presented below for the three year period ended December 31, 2018, 2017 and 2016 is derived from our financial statements which were examined by our independent auditors. The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this annual report, and with the information appearing under the heading “Item 5 – Operating and Financial Review and Prospects”.

Giga Metals Corporation
Selected Financial Data in accordance with IFRS for the years 2018, 2017 and 2016
(Expressed in Canadian Dollars)

		2018	2017	2016
Net operating revenues		$0	0	0

Loss from continued operations		$0	0	0
Income from discontinued operations	$	N/a	N/a	N/a
Net income (loss)		$1,150,637	(683,299)	(224,112)
Comprehensive income (loss)		$1,150,637	(683,299)	(224,112)

Income (loss) per share from continued operations		$0.03	(0.03)	(0.01)
Income per share from discontinued operations	$	N/a	N/a	N/a
Income per share after discontinued operations	$	N/a	N/a	N/a

Share capital		$53,870,374	53,218,158	48,887,797
Common shares issued		43,149,015	40,664,015	21,537,349
Weighted average shares outstanding		42,391,792	25,986,111	18,347,211

Total assets		$7,109,786	4,656,028	302,889

Net assets (liabilities)		$6,796,805	4,511,046	287,919

Convertible debentures (current and long term portions)	$	N/a	N/a	N/a

Cash dividends declared per common share		$0	0	0
Exchange rates (CAD$ to US$) period average		$1.2957	1.2986	1.3248

Exchange rates (CAD$ to US$) for most recent six
months	Period High	Period Low
October 2018	$1.3142	1.2803
November 2018	$1.3302	1.3088
December 2018	$1.3642	1.3191
January 2019	$1.3600	1.3144
February 2019	$1.3298	1.3095
March 2019	$1.3438	1.3260
Exchange rate (CAD$ to US$) April 23, 2019	$1.3421	1.3316

B.             Capitalization and Indebtedness

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. As of December 31, 2018, we had cash and cash equivalents in the amount of $405,849, receivables of $1,090,803, marketable securities valued at $2,683,560 and prepaid expenses of $293,861. We estimate our average monthly operating expenses to be approximately $100,000. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business during the fiscal year 2019, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we may need to raise additional funds in the future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds, if required, for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. We anticipate that we currently have sufficient funds to cover administrative expenses for the 12 month period ending December 31, 2019 and for continued exploration. During the year ended December 2018, the Company was able to raise enough money to advance the project without requiring a partner. Because of these additional funds, the Company is able to take the Turnagain project to the pre-feasibility level as well and has raised enough additional working capital through the issuance of shares and or debt to continue its business through the end of 2019. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company’s securities would never increase in value and investors would lose their entire investment.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders’ interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at April 30, 2019, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 17,475,000 of our common shares which, if exercised, would represent approximately 25% of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Mark Jarvis, our CEO, President and director, will devote approximately 75% of his working hours to the management of the Company, Matthew Anderson, our Chief Financial Officer, will devote approximately 15% of his time to the management of our company. Lyle Davis, a director of our company, will devote approximately 10% of his working time to the management of our company. Phillip Robinson, a director of our company, will spend approximately 10% to the management of the Company. Martin Vydra, a director of our company, will spend approximately 10% to the management of the Company. Robert Morris, a director of the company, will spend approximately 10% to the management of the Company. Leslie Young, the Corporate Secretary of our company, will devote approximately 50% of her working hours, to the management of our company.

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

The Business Corporations Act (British Columbia) came into force on March 29, 2004, repealing the Company Act (British Columbia). Our company now operates under the Business Corporations Act (British Columbia). On June 25, 2004, we changed our name to “Hard Creek Nickel Corporation” to reflect the primary type of mineral exploration the Company is engaged in, altered our authorized capital to comprise an unlimited number of common shares, and adopted our current Articles of Incorporation, which are attached as an exhibit to this form. The previous directors and management were replaced by Mark Jarvis as CEO, President and Director, Brian Fiddler as CFO, Leslie Young as Corporate Secretary, George Sookochoff as Director, Tom Milner as Director and Lyle Davis as Director. George Sookochoff resigned as a director in June, 2015.

On August 28, 2017, we changed our name to “Giga Metals Corporation” and closed a capital consolidation wherein two (2) common shares of our company were exchanged for one (1) new common share. During the year ended December 31, 2017 Mr. Tom Milner resigned as a director and Dr. Jon Hykawy and Mr. Phillip Robinson joined the Board.

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

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of $1,000,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty on possible future production from claim 511330. We have the right to pay out the net smelter royalty by paying $1,000,000 for each 1% of the royalty. To pay out the entire 4% royalty, we would be required to pay $4,000,000. On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000. The Company has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

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

Present Operations of Our Company

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, airborne geophysical survey, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2017, we have drilled 273 core holes for a total depth of 76,367 m (250,548 feet). Approximate total exploration expenditures from January 1, 2014 to December 31, 2017 was $243,000. Approximate expenditure during the year ended December 31, 2018 were $5,003,000 as we drilled 40 core holes for a total depth of 10,835 m 35,550 feet).

As of December 31, 2018, we had $4,161,092 in working capital, which is sufficient to cover our operating costs for the next twelve months. If the Company is to carry out a 2019 exploration program, we may be required to obtain additional equity funding to provide funding to cover 100% of the anticipated costs.

The Company is planning a work program for the summer of 2019 consisting mostly of geotechnical work including drilling in support of advancing the project to the pre-feasibility level. We are also planning a metallurgical program and updating our engineering studies.

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

Further exploration is required before we can evaluate whether there is a commercially viable mineral deposit that exists on any of our properties and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled “Risk Factors”, beginning on page 11 of this annual report for additional information about the risks of mineral exploration.

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

We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work programs. The Company has posted $232,000 in total reclamation bonds towards the reclamation of existing exploration drill sites and access roads on the Turnagain property. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

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

Where significant surface disturbance through road building and drill site preparation is planned, the Ministry of Energy, Mines and Petroleum Resources require a Reclamation Bond to cover the estimated reclamation costs if we fail to complete the reclamation. From 1996 to present, we have posted $232,000 in total reclamation bonds with the Ministry of Energy, Mines and Petroleum Resources.

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

Our executive office is located at 203 – 700 West Pender Street, Vancouver, British Columbia V6C 1G8, Canada. The Company subleased approximately 1,750 square feet of space for $53,159 per year expiring on March 31, 2019. We sublease 50% of this space resulting in approximately $2,600 per month in office rent. Effective April 1, 2019, we signed a new lease for gross 2,209 square feet for $57,434 per year plus operating expenses & taxes for year one ($59,645 year two; $61,852 year three and $$64,060 year four) expiring on March 31, 2023. Of this space we sublease a total of 1,334 square feet for $2,632.15 per month. This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

The company has rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We rent this facility for $1,500 per month on a month-to-month basis. The Company owns office, vehicle, and exploration equipment with a value of approximately $25,000 located at our Vancouver Office and our camp at the Turnagain property.

Our material mineral property, the Turnagain Property, is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property.

Exploration data collected during the 2003 to 2017 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Giga Metals Corporation. Exploration data collected during the 2018 exploration program was completed under the supervision of Greg Ross, P.Geo., an employee of Giga Metals Corporation.

Location and Accessibility

The Turnagain Property consists of 72 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The maps above indicate where the property is located in the province of British Columbia, Canada. The mineral claims collectively cover an area of 40,017 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area.

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

Description of Claims

The Turnagain Property consists of 72 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 70 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of 40,017 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it is joined by Hard and Flat Creeks. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty on possible future production on one mineral claim (Tenure No. 511330) subject to a buyout clause of $4 million. The following table summarizes the claim name, size, and expiry date for the 72 claims in the Turnagain Property as of April 30, 2019

The following table shows details relating to Giga Metals Corporation’s Turnagain claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004-01-01	2029-12-01

On-line Cell Mineral Claims
501131	Drift 1	422.0	2005-01-12	2027-05-01
501168	Drift 2	421.8	2005-01-12	2027-05-01
501234	Drift 3	421.7	2005-01-12	2027-05-01
501298	Drift 4	421.8	2005-01-12	2027-05-01
508218	Dinah 1	407.2	2005-03-03	2027-05-01
508219	Dinah 2	407.1	2005-03-03	2027-05-01
508221	Dinah 3	406.9	2005-03-03	2027-05-01
508222	Dinah 4	406.0	2005-03-03	2027-05-01
508223	Dinah 5	407.1	2005-03-03	2027-05-01
508225	Dinah 6	407.1	2005-03-03	2027-05-01
508226	Dinah 7	254.6	2005-03-03	2027-05-01
508227	Dinah 8	407.3	2005-03-03	2027-05-01
508228	Dinah 9	135.5	2005-03-03	2027-05-01
508229	Dinah 10	203.4	2005-03-03	2027-05-01
528780	T1	67.7	2006-02-23	2028-12-01
528781	T2	203.3	2006-02-23	2028-12-01
528782	T3	152.6	2006-02-23	2028-05-01
528784	T4	288.3	2006-02-23	2028-05-01
528787	T5	169.6	2006-02-23	2027-05-01
528788	T6	270.2	2006-02-23	2027-05-01
528789	T7	422.5	2006-02-23	2027-05-01
528790	T8	253.6	2006-02-23	2028-05-01

Converted Legacy to On-line Cell Mineral Claims (April 2005 and November 2007)
503365	Hard 2	793.3	2005-02-14	2027-05-01
510889	Flat 10, 13, 15	1627.9	2005-04-18	2027-05-01
510892	Flat 2, 6	1219.3	2005-04-18	2029-12-01
510910	Flat 9, 12, 14	1424.3	2005-04-18	2028-12-01
510911	Flat 1, 5	1066.9	2005-04-18	2029-12-01
510912	Flat 8, 11	779.9	2005-04-18	2027-05-01
511214	Hard 4, 6	979.9	2005-04-20	2027-05-01
511226	Hill 1, 2	1216.1	2005-04-20	2027-05-01
511227	Hill 3	506.7	2005-04-20	2027-05-01
511230	Hill 4, 5	760.5	2005-04-20	2027-05-01

511234	Hill 6	185.9	2005-04-20	2027-05-01
511244	Hard 5,7	489.9	2005-04-20	2027-05-01
511251	Hard 8	473.4	2005-04-20	2027-05-01
511257	Hill 9, 10	1014.4	2005-04-20	2029-12-01
511279	Hard 9, 10	896.7	2005-04-20	2029-12-01
511304	Hill 7, 8	1149.7	2005-04-21	2029-09-01
511305	Hound 3	271.0	2005-04-21	2029-12-01
511306	Turn 2, Flat 7	881.2	2005-04-21	2029-12-01
511329	Hound 1, 2	1015.4	2005-04-21	2029-02-01
511330	Cub	592.6	2005-04-21	2029-10-01
511337	Cub 10, 18, Pup 1	1065.8	2005-04-21	2029-10-01
511340	Cub 17	253.9	2005-04-21	2029-12-01
511344	Turn 1, Bear 2	271.0	2005-04-21	2029-12-01
511347	Flat 3, 4	474.3	2005-04-21	2029-12-01
511348	Cub 2	389.4	2005-04-21	2029-10-01
511586	Pup 2	236.9	2005-04-25	2029-12-01
511593	Pup 3	101.5	2005-04-25	2029-10-01
511627	Cub 11	592.1	2005-04-25	2029-12-01
511628	Hard 1	709.0	2005-04-25	2027-05-01
511629	Hard 3	472.9	2005-04-25	2027-05-01
570454	Bear 1	456.8	2007-11-22	2029-12-01
570455	Bear 19, Bear 21 to 28	237.0	2007-11-22	2029-12-01
570456	Bear 3 to 18	220.2	2007-11-22	2029-12-01
570457	Bear 20	16.9	2007-11-22	2029-12-01
609390	FLAT 7	254.6	2009-07-21	2027-05-01
609394	FLAT 6	407.4	2009-07-21	2027-05-01
609396	FLAT 8	203.8	2009-07-21	2027-05-01
609397	FLAT 5	407.4	2009-07-21	2027-05-01
609398	FLAT 4	407.4	2009-07-21	2027-05-01
609403	FLAT 3	407.3	2009-07-21	2027-05-01
609423	FLAT 2	407.3	2009-07-21	2027-05-01
609424	FLAT 1	424.2	2009-07-21	2027-05-01
1057716	NWMAG	741.9	2018-01-16	2023-08-01
1062078	MT 1	758.3	2018-07-31	2019-07-31
1062079	NT 2	927.0	2018-07-31	2019-07-31
1062080	PT 3	1349.4	2018-07-31	2019-07-31
1062081	OT 4	1619.7	2018-07-31	2019-07-31
1062082	QT 5	185.7	2018-07-31	2019-07-31
1062083		1215.1	2018-07-31	2019-07-31

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

Our 2018 exploration program was completed by early October and included 10,835 m (35,550 feet) of diamond drilling in 40 holes. The program was primarily designed to increase sample densities to allow for a reclassification of those portions of the deposit currently categorized as “inferred resources” to “indicated resources,” and to collect representative material of appropriate characteristics for metallurgical testing in 2019.

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

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

Other items – During the year ended December 31, 2018 (“2018”), the Company recorded income of $1,150,637 as compared to a loss of $683,299 for the comparative 2017 year. The income is from the sale of a 2% NSR on the Turnagain project, resulting in a gain of $7,067,703. The Company received shares of Cobalt 27 as part of the proceeds from the sale of the 2% NSR. Since the date of acquisition of the shares up to the end of 2018, the Company sold 311,800 shares for net proceeds of $1,438,980 resulting in a realized loss of $868,340. The remaining 813,200 common shares of Cobalt 27 had an unrealized loss of $3,334,120. Excluding the gain on sale of the NSR, the loss on sale of marketable securities, the unrealized loss on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $1,714,606 for 2018.

General and Administrative - During 2018, the Company incurred an adjusted loss(1) of $1,714,606 ($0.04 per share) compared to a loss of $683,299 ($0.03 per share) during the year ended December 31, 2017 (“2017”). The administrative expenses for 2018 were $1,750,556, up from $637,610 from 2017. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $11,383 (2017: $1,713) and $500,742 (2017: $360,493) in 2018, respectively. Excluding non-cash expenses, the 2018 administrative expenses were $1,238,431 up from $275,404 in 2017 due primarily to an increase in activities. Consulting fees were $174,200 (2017: $44,141), an increase of $130,059. Corporate communications and investor relations expenses in 2018 were $376,076 (2017: $33,429), an increase of $342,647. Legal, accounting and audit expenses in 2018 were $138,024 (2017: $21,167) an increase of $116,857. Management fees in 2018 were $176,101 up $122,501 from the $53,600 incurred in 2017. Office and general expenses in 2018 were $291,963 (2017: $115,079), an increase of $176,884. Travel and accommodation expenses were $82,067 compared to $7,988 in 2017. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2018 were approximately $103,000 per month compared to $23,000 per month in 2017. During 2018, the Company earned $35,950 from interest income compared to $6,275 for 2017. The increase in expenditures during 2018 was due to increased business activity after completion of financing activities from August 2017 to January 2018.

Exploration - During 2018, the Company incurred expenditures on exploration and evaluation assets of $5,002,519 including $1,854,312 on drilling, $772,235 on geological and engineering services and $945,758 on survey, mapping and camp relating to the Turnagain Project. The Company conducted a drill program in the summer of 2018 including 10,835 metres of drilling in 40 holes. Earlier in 2018, the Company was re-evaluating and updating the engineering on the project and planning a program of metallurgical and comminution test work.

Note:
            (1) Adjusted loss for the year or period is not a term recognized under IFRS.

Year Ended December 31, 2017 Compared to Year Ended December 31, 2016

General and Administrative - During the year ended December 31, 2017 (“2017”), the Company incurred a net loss of $683,299 ($0.03 per share) compared to a net loss of $224,112 ($0.01 per share) during the year ending December 31, 2016. The administrative expenses for 2017 were $637,610, up from $196,321 from 2016. Total administrative expenses included two non-cash expenses, amortization and stock-based compensation, these amounts were $1,713 (2016: $2,968) and $360,493 (2016: $42,831) in 2017, respectively. Excluding amortization and stock-based compensation expenses, the 2017 administrative expenses were $275,404 up from $150,522 in 2016. Office and general expenses in 2017 were $123,067 (2016: $101,804), an increase of $21,263. Investor relations in 2017 were $33,429 (2016: $12,540), an increase of $20,889, legal and audit in 2017 were $21,167 (2016: $18,178) an increase of $2,989. Management fees in 2017 were $53,600, up $35,600 from the $18,000 incurred in 2016. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2017 were approximately $22,950 per month compared to $12,550 per month in 2016.

At December 31, 2017 the Company impaired the Turnagain mineral claims by $51,964 (2016: $29,093) to $1 based on the current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2017, the Company earned $6,275 from interest income compared to $1,302 for 2016.

Exploration - During the year ended December 31, 2017, the Company incurred expenditures on exploration and evaluation assets of $51,964 (2016: $29,093). The exploration expenditures for 2017 were approximately $4,330 per month compared to $2,425 per month in 2016.

B.             Liquidity and Capital Resources

Since the Company is organized in Canada, the Company’s December 31, 2018 consolidated financial statements have been prepared in accordance with IFRS.

As at December 31, 2018, our company had accumulated losses totaling $54,329,010. The Company does not have any source of external liquidity such as bank loans or lines of credit to draw upon and relies on private placement funding and the exercise of share purchase warrants to fund ongoing operations and exploration programs.

As at December 31, 2018 the Company had cash and cash equivalents of $405,849 and working capital of $4,161,092.

As of April 30, 2019, we had sufficient working capital to cover our 2019 operating costs and our 2019 exploration program.

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

There were no changes to the accounting policies applied by our company to each of the 2018 quarterly unaudited interim consolidated financial statements, to those applied to the consolidated financial statements for the year ended December 31, 2018.

Critical Accounting Estimates

As at December 31, 2018, the Company’s financial statements reflect “Exploration and evaluation assets” with a balance of $2,333,269. The recoverability of this amount is dependent upon the discovery of economically recoverable reserves, and the ability to attain future profitable production from those reserves, or from their successful disposition. The Company has not determined if its properties contain ore reserves that are economically recoverable.

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

Future Accounting Changes

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019. The Company has assessed the expected impact of IFRS 16 on its financial statements and has concluded that there will be an increase in assets and liabilities.

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
Mark Jarvis Director and Chief Executive Officer Age: 64

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

Lyle Davis Director Age: 62

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.

Dr. Jon Hykawy Director Age: 54

Dr. Hykawy was appointed as a director of our company in October 2017. As a director, Dr. Hykawy is responsible for the corporate governance of our company. Dr. Hykawy resigned from the board in November 2018, but remains on the Company’s Advisory Board.

Phillip Robinson Director Age: 30 Resigned: April 26, 2019	Mr. Robinson was appointed as a director of our company in October 2017. As a director, Mr. Robinson is responsible for the corporate governance of our company.
Matthew Anderson Chief Financial Officer Age: 36

Mr. Anderson has served as our Controller and Chief Financial Officer since April of 2018. As Controller and Chief Financial Officer, Mr. Anderson is responsible for the financial and corporate management and supervision of the affairs and the business of our company.

Martin Vydra Director Age: 54	Mr. Vydra was appointed as a director of our company in November 2018. As a director of the company, Mr. Vydra is responsible for the corporate governance of our company.
Robert Morris Director Age: 56	Mr. Morris was appointed as a director of our company in January 2019. As a director of the company, Mr. Morris is responsible for the corporate governance of our company.
Leslie Young Corporate Secretary Age: 60

Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Anthony Milewski Director Age: 38	Mr. Milewski was appointed as a director of the company on April 29, 2019. As a director of the Company, Mr. Milewski is responsible for the corporate governance of the company.

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

Lyle Davis - Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was elected as a director of our company in June of 2004. Mr. Davis has an M.B.A. from the University of British Columbia with a major in finance, a Bachelor of Applied Science in Civil Engineering from Queen’s University, and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Davis is the President and CEO of Condor Resources Inc. (since 2013) and is a director of Earl Resources Limited. From 1999 until 2008, Mr. Davis was the President of Ellardee Group Capital Inc. a firm providing business consulting services, primarily for public companies. He previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE’s corporate finance division.

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

Martin Vydra – Director

Mr. Vydra was appointed director of our company in November 2018. Mr. Vydra is an independent director of the Company and after a 31 year career with Sherritt International Corporation, a leader in the mining, processing and refining of lateritic nickel and cobalt with operations in Canada, Cuba and Madagascar, he took on the role of Head of Strategy at Cobalt 27 Capital Corp.. Mr. Vydra is widely recognized as an expert in nickel and cobalt extraction, processing and refining including the development and application of advanced technologies to maximize the recovery of valuable metals such as nickel and cobalt from a variety of feeds. Most recently, Mr. Vydra served as Sherritt's Senior Vice President, Commercial and Technologies, where he had oversight for the sales and marketing of nickel and cobalt, and marketing and commercialization of Sherritt's proprietary technologies.

Robert Morris – Director

Mr. Morris was appointed director of our company in January 2019. Mr. Morris is a former senior executive with Vale S.A., the largest nickel producer in the world, and most recently as Executive Vice President with global accountability for sales and marketing of Vale's base metals portfolio, including Nickel, Copper, Cobalt and Precious Metals. He was an officer of the company and member of the senior management committee.

Anthony Milewski – Director

Mr. Milewski was appointed director of the company on April 29, 2019. Mr. Milewski is the founder, Chairman and CEO of Cobalt 27 Capital Corp. He has served as a member of the LME Cobalt Committee and has deep experience in the mining industry as a director, advisor, founder and investor. Mr. Milewski previously worked at Renaissance Capital and Skadden, Arps, Slate, Meagher & Flom LLP in Moscow.

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

B.             Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2018:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen -sation ($)	Total Compen -sation ($)
					Annual incentve plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2018	96,000	Nil	77,480	Nil	Nil	Nil	Nil	173,480
Matthew Anderson Chief Financial Officer	2018	28,709	Nil	24,263	Nil	Nil	Nil	Nil	52,972
Lyle Davis Director	2018	Nil	Nil	41,086	Nil	Nil	Nil	Nil	41,086
Dr. Jon Hykawy Director	2018	Nil	Nil	41,086	Nil	Nil	Nil	Nil	41,086
Phillip Robinson Director	2018	Nil	Nil	41,086	Nil	Nil	Nil	Nil	41,086
Martin Vydra Director	2018	Nil	Nil	56.308	Nil	Nil	Nil	Nil	56,308
Brian Fiddler Former Controller and Chief Financial Officer	2018	17,461	Nil	12,131	Nil	Nil	Nil	Nil	29,592
Leslie Young Corporate Secretary	2018	47,850	Nil	12,131	Nil	Nil	Nil	Nil	59,981

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

The members of our company’s audit committee include Mark Jarvis, Lyle Davis, and Martin Vydra. The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor’s examination, the scope of audits, the auditor’s opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Members of the Compensation Committee consist of Lyle Davis and Robert Morris. The Compensation Committee reviews and approves the compensation paid to the Chief Executive Officer.

D.             Employees

As of December 31, 2018, we had one full time employee and four part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.             Share Ownership

There were 53,774,015 Common Shares issued and outstanding as of April 30, 2019. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 30, 2019:

Name	Number of Common Shares Beneficially Owned as of April 30, 2019	Percentage(1)
Mark Jarvis	5,109,115 (2)	10%
Lyle Davis	451,000(3)	1%
Dr. Jon Hykawy	200,000(4)	Nil%
Phillip Robinson	200,000(5)	Nil%
Matthew Anderson	100,000(6)	Nil%
Leslie Young	206,380(7)	Nil%
Martin Vydra	450,000(8)	1%
Robert Morris	350,000(9)	1%
Anthony Milewski	3,500,000(10)	6.5%

(1)

Based on 53,774,015 Common Shares issued and outstanding as at April 30, 2019, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2019.

(2)	Includes stock options to purchase up to 350,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to November 21, 2023
(3)	Includes stock options to purchase up to 375,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023
(4)	Includes stock options to purchase up to 175,000 of our Common Shares at an exercise price of $0.22 - $0.55 per share expiring up to February 5, 2023
(5)	Includes stock options to purchase up to 200,000 of our Common Shares at an exercise price of $0.55 - $0.80 per share expiring up to November 21 2023
(6)	Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.55 - $0.60 per share expiring up to April 20, 2023.

(7)	Includes stock options to purchase up to 200,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023
(8)	Includes stock option to purchase up to 300,000 of our Common Shares at an exercise price of $0.35 per share expiring up to November 20, 2023.
(9)	Includes stock option to purchase up to 300,000 of our Common Shares at an exercise price of $0.35 per share expiring up to January 23, 2024.
(10)	Includes stock option purchase up to 500,000 of our Common Shares at an exercise price of $0.20 per share expiring April 30, 2024.

A total of ten percent (10%) of the common shares of our company, outstanding from time to time, are reserved for the issuance of stock options pursuant to our company’s Incentive Stock Option Plan.

Item 7             Major Shareholders and Related Party Transactions

A.             Major Shareholders

The following table sets forth, as of April 30, 2019, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Mark Jarvis	5,145,415(2)	9.5%
Brian Usher-Jones	5,000,395	9.3%
Cobalt 27 Capital Corp.	3,980,000	7.4%
Anthony Milewski	3,500,000(3)	6.5%

(1)

Based on 53,774,015 Common Shares issued and outstanding as at April 30, 2019, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 30, 2019.

(2)	Includes stock options to purchase up to 325,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023.
(3)	Includes stock options to purchase up to 500,000 of our Common Shares at an exercise price of $0.20 per share expiring on April 30, 2024.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.             Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2017 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals’ families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals’ families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence. For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company.

	Year ended
	December 31,	December 31,
	2018	2017
	$	$
Consulting fees	28,709	2,500
Interest expense	Nil	551
Management fees	163,819	53,600
Stock-based compensation	283,194	41,163
	475,722	97,814

C.             Interests of Experts and Counsel

Not required.

Item 8             Financial Information

A.             Consolidated and Other Financial Information

See Item 18 and our consolidated financial statements and accompanying notes.

B.             Significant Changes

Our company is not aware of any significant change since December 31, 2018 that is not otherwise reported in this filing.

Item 9             The Offer and Listing

A.             Common Share Trading Information

Price History

Full Financial Years (five most recent financial years)

The annual high and low market prices for the five most recent full financial years (years ended December 31, 2014 through to December 31, 2018) on the TSX Venture Exchange prior to September 19, 2008, and the TSX Venture Exchange September 19, 2008 and afterwards were as follows:

Year Ended	High	Low
31-Dec-14	$0.65	$0.10
31-Dec-15	$0.25	$0.02
31-Dec-16	$0.09	$0.02
31-Dec-17	$0.90	$0.05
31-Dec-18	$0.77	$0.15

Full Financial Quarters (two most recent financial years)

The high and low market prices for each full financial quarters for the two most recent full fiscal years on the TSX Venture Exchange were as follows:

Quarter Ended	High	Low
31-Mar-17	$0.21	$0.05
30-Jun-17	$0.12	$0.06
30-Sep-17	$0.38	$0.05
31-Dec-17	$0.91	$0.29
31-Mar-18	$0.81	$0.26
30-Jun-18	$0.39	$0.15
30-Sep-18	$0.37	$0.20
31-Dec-18	$0.28	$0.16

The high and low market prices for the most recent six months on the TSX Venture Exchange is as follows:

Month Ended	High	Low
31-Oct-18	$0.26	$0.16
30-Nov-18	$0.28	$0.17
31-Dec-18	$0.24	$0.16
31-Jan-19	$0.29	$0.21
28-Feb-19	$0.28	$0.22
31-Mar-19	$0.27	$0.185

We have no principle trading market outside of our host market, the TSX Venture Exchange.

B.             Plan of Distribution

Not Applicable.

C.             Markets

Our common shares trade on the Toronto Stock Exchange. Our symbol is “GIGA” and our CUSIP number is 37518K102.

D.             Selling Shareholders

Not Applicable.

E.             Dilution

Not Applicable.

F.             Expenses of the Issuer

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

Share Rights

Our authorized capital consists of an unlimited number of Common Shares without par value. Each of our Common Shares entitles the holder thereof to notice and to attend and to cast 1 vote for each matter to be decided at a general meeting of our company. Our issued shares are not subject to call or assessment rights. There are no provisions for redemption, purchase for cancellation, surrender or purchase funds.

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

C.             Material Contracts

During the fiscal year ended December 31, 2018, we entered into a contract for the sale of a Net Smelter Royalty(“NSR”).

Sale of Royalty

On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. for consideration of US$1,000,000 in cash and 1,125,000 Cobalt 27 common shares at $7.40 per share for a fair value of $8,325,000. The Company paid a finders’ fee of US$600,000 to a third party.

Under the terms of the NSR Agreement, 75% of the proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain. Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company’s board of directors. The Company has the right to repurchase 0.5% of the 2% NSR for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Other than the sale of the 2% NSR as discussed above, we have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2018, the two fiscal years preceding or the current fiscal year up to and including the date of this annual report.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2018, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company’s Chief Executive Officer and Chief Financial Officer have concluded that our company’s disclosure controls and procedures were effective as of December 31, 2018.

Management Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2018. In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company’s internal controls over financial reporting as of December 31, 2018. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, we concluded that our company’s internal controls over financial reporting were effective as of December 31, 2018.

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

Item 16C.       Principal Accountant Fees and Services

Audit-Related Fees Billed

Fiscal Year 2018: $22,000	Fiscal Year 2017: $10,000

Tax Fees Billed

Fiscal Year 2018: $Nil	Fiscal Year 2017: $Nil

All Other Fees Billed

Fiscal Year 2018: $Nil	Fiscal Year 2017: $Nil

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

Independent Auditors’ Report.
Consolidated Statements of Financial Position as at December 31, 2018, and 2017.
Consolidated Statements of Comprehensive Income (Loss) for the years ended December 31, 2018 and 2017.
Consolidated Statements of Cash Flows for the years ended December 31, 2018 and 2017.

Item 19           Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:
1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)
1.2	Articles of Canadian Metals Exploration Limited (the name had been changed to Hard Creek Nickel Corporation) (2)
1.3	Certificate of Change of Name under The Business Corporation Act (British Columbia) (the name had been changed to Giga Metals Corporation(3)

8.	List of Subsidiaries
8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.

12.	Section 302 Certifications
12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*
12.2	Section 302 Certification under Sarbanes-Oxley Act for Matthew Anderson *

13	Section 906 Certifications
13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*
13.2	Section 906 Certifications under Sarbanes-Oxley Act for Matthew Anderson*

15.	Additional Exhibits
15.1	Consent of Greg Ross, P.Geo*
15.2	Code of Ethics (2)

*Filed herewith.

(1)	Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.
(2)	Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.
(3)	Previously submitted with our Annual Report Form 20-F filed on May 24, 2018

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

GIGA METALS CORPORATION

“Matthew Anderson”
_____________________________________

Matthew Anderson

Chief Financial Officer
Date: April 30, 2019

Consolidated Financial Statements

Years Ended December 31, 2018 and 2017

Expressed in Canadian Dollars

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders of Giga Metals Corporation

Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Giga Metals Corporation (the "Company") as of December 31, 2018 and 2017, the related consolidated statements of comprehensive income (loss), changes in equity and cash flows, for the years then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2018 and 2017, and its financial performance and its cash flows for the years then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern
We draw attention to Note 1 to the financial statements, which indicates that as at December 31, 2018 the Company's accrued deficit was $54,329,010. As stated in Note 1, these events or conditions, along with other matters as set forth in Note 1, indicate that a material uncertainty exists that may cast significant doubt on the Company's ability to continue as a going concern. Our opinion is not modified in respect of this matter.

Basis for Opinion
These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting in accordance with the standards of the PCAOB. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion in accordance with the standards of the PCAOB.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

DALE MATHESON CARR-HILTON LABONTE LLP
CHARTERED PROFESSIONAL ACCOUNTANTS
We have served as the Company’s auditor since 2004
Vancouver, Canada
April 23, 2019

Giga Metals Corporation
Consolidated Statements of Financial Position
As at December 31, 2018 and 2017
(Expressed in Canadian Dollars)

		2018	2017
	Notes	$	$

ASSETS
Current assets
Cash and cash equivalents		405,849	4,066,588
Receivables	4	1,090,803	30,651
Marketable securities	5	2,683,560	-
Prepaid expenses		293,861	361,425
		4,474,073	4,458,664
Non-current assets
Reclamation deposits		232,000	187,900
Equipment	6	70,444	9,463
Exploration and evaluation assets	7	2,333,269	1
		2,635,713	197,364

TOTAL ASSETS		7,109,786	4,656,028

LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	312,981	144,982

TOTAL LIABILITIES		312,981	144,982

EQUITY
Share capital	11	53,870,374	53,218,158
Share-based payment reserve	12	7,255,441	6,745,535
Subscriptions received	11	-	27,000
Deficit		(54,329,010)	(55,479,647)

TOTAL EQUITY		6,796,805	4,511,046

TOTAL LIABILITIES AND EQUITY		7,109,786	4,656,028

Nature and continuance of operations (Note 1)
Commitments (Note 9)
Subsequent events (Notes 11 and 18)

APPROVED BY:

DIRECTOR	“MARK JARVIS”	DIRECTOR	“LYLE DAVIS”

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statements of Comprehensive Income (Loss)
For the years ended December 31, 2018 and 2017
Expressed in Canadian Dollars

		2018	2017
	Notes	$	$

Operating expenses
Amortization	6	11,383	1,713
Consulting fees	13	174,200	44,141
Corporate communications and investor relations		376,076	33,429
Legal, accounting and audit	13	138,024	21,167
Management fees	13	176,101	53,600
Office and general		291,963	115,079
Travel and accommodation		82,067	7,988
Stock-based compensation	11,13	500,742	360,493
		1,750,556	637,610

Other items
Exploration property impairments	7	-	51,964
Interest income		(35,950)	(6,275)
Gain on sale of net smelter return royalty	7	(7,067,703)	-
Realized loss on sale of marketable securities	5	868,340	-
Unrealized loss on change in fair value of marketable
securities	5	3,334,120	-
		(2,901,193)	45,689

Income (loss) and comprehensive income (loss) for the year		1,150,637	(683,299)

Income (loss) per share – basic	11	0.03	(0.03)

Income (loss) per share – diluted	11	0.02	(0.03)
Weighted average number of shares outstanding – basic	11	42,391,792	25,986,111
Weighted average number of shares outstanding – diluted	11	56,057,074	25,986,111

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statement of Changes in Equity
For the years ended December 31, 2018 and 2017
Expressed in Canadian Dollars

		Share capital
				Share-based
		Number of		payment	Subscriptions
		shares	Amount	reserve	received	Deficit	Total
	Notes	#	$	$	$	$	$

Balance at December 31, 2016		21,537,349	48,887,797	6,196,470	-	(54,796,348)	287,919

Private placements	11	18,146,666	4,664,233	36,267	27,000	-	4,727,500
Share issuance costs
- Cash finders’ fees	11	-	(230,473)	-	-	-	(230,473)
- Brokers’ warrants	11	-	(152,305)	152,305	-	-	-
- Other fees	11	-	(26,594)	-	-	-	(26,594)
Exercise of warrants		855,000	63,000	-	-	-	63,000
Exercise of options		125,000	12,500	-	-	-	12,500
Stock-based compensation	11	-	-	360,493	-	-	360,493
Comprehensive loss for the year		-	-	-	-	(683,299)	(683,299)

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

Private placements	11	960,000	576,000	-	(27,000)	-	549,000
Share issuance costs
- Cash finders’ fees	11	-	(22,080)	-	-	-	(22,080)
- Brokers’ warrants	11	-	(9,164)	9,164	-	-	-
- Other fees	11	-	(14,290)	-	-	-	(14,290)
Exercise of warrants	11	1,525,000	121,750	-	-	-	121,750
Stock-based compensation	11	-	-	500,742	-	-	500,742
Comprehensive income for the year		-	-	-	-	1,150,637	1,150,637

Balance at December 31, 2018		43,149,015	53,870,374	7,255,441	-	(54,329,010)	6,796,805

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2018 and 2017
Expressed in Canadian Dollars

	2018	2017
	$	$

Operating activities
Income (loss) for the year	1,150,637	(683,299)
Adjustments for:
Amortization	11,383	1,713
Stock-based compensation	500,742	360,493
Exploration property impairment and expenditures	-	51,964
Gain on sale of net smelter return royalty	(7,067,703)	-
Unrealized loss on change in fair value of marketable securities	3,334,120	-
Realized loss on sale of marketable securities	868,340	-
Changes in non-cash working capital items:
Receivables	(161,005)	(20,147)
Prepaid expense	67,564	(353,019)
Trade payables and accrued liabilities	(48,361)	130,012
Net cash flows used in operating activities	(1,344,283)	(512,283)

Investing activities
Expenditures on exploration and evaluation assets	(4,793,432)	(51,964)
Net cash proceeds on the sale of net smelter return royalty	520,080	-
Purchase of equipment	(72,364)	(856)
Reclamation deposit	(44,100)	-
Net cash flows used in investing activities	(4,389,816)	(52,820)

Financing activities
Proceeds on issuance of common shares	670,750	4,803,000
Share issue costs	(36,370)	(257,067)
Proceeds from the sale of marketable securities, net of costs	1,438,980	-
Net cash flows from financing activities	2,073,360	4,545,933
(Decrease) increase in cash and cash equivalents	(3,660,739)	3,980,830
Cash and cash equivalents, beginning	4,066,588	85,758

Cash and cash equivalents, ending	405,849	4,066,588

Cash	394,349	1,555,088
Cash equivalents	11,500	2,511,500

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

1.	Nature and continuance of operations

Giga Metals Corporation (the “Company” or “Giga Metals”) was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company’s common shares are listed for trading on the TSX Venture Exchange (“TSXV”) under the symbol “GIGA”.

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company’s registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2018, the Company's accrued deficit was $54,329,010, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company’s continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. Management intends to finance operating costs over the next twelve months using existing cash and the proceeds from the sale of marketable securities (Note 5).

2.	Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 23, 2019 by the directors of the Company.

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

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

Estimates and assumptions where there is significant risk of material adjustments to assets and liabilities in future accounting periods include the useful lives of equipment, the recoverability of the carrying value of exploration and evaluation assets, fair value measurements for financial instruments and share-based payments, the recoverability and measurement of deferred tax assets, provisions for restoration and environmental obligations and contingent liabilities.

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

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

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

Recognition of Financial Instruments

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes a party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss (“FVTPL”), at fair value through other comprehensive income (loss) (“FVTOCI”) or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company’s business model for managing the financial assets and their contractual cash flow characteristics.

Equity instruments that are held for trading are classified as FVTPL. For other equity instruments, on the day of acquisition the Company can make an irrevocable election (on an instrument-by-instrument basis) to designate them as at FVTOCI. Financial liabilities are measured at amortized cost, unless they are required to be measured at FVTPL (such as instruments held for trading or derivatives) or if the Company has opted to measure them at FVTPL.

Financial assets at FVTOCI

Investments in equity instruments designated at FVTOCI are initially recognized at fair value plus transaction costs. Subsequently they are measured at fair value, with both realized and unrealized gains and losses recognized in other comprehensive income (loss) in the period in which they arise.

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

Financial assets and liabilities at amortized cost

Financial assets and liabilities at amortized cost are initially recognized at fair value plus or minus transaction costs, respectively, and subsequently carried at amortized cost less any impairment.

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company’s own credit risk will be recognized in other comprehensive income (loss).

Impairment of financial assets at amortized cost

The Company recognizes a loss allowance for expected credit losses on financial assets that are measured at amortized cost.

At each reporting date, the Company measures the loss allowance for the financial asset at an amount equal to the lifetime expected credit losses if the credit risk on the financial asset has increased significantly since initial recognition. If at the reporting date, the financial asset has not increased significantly since initial recognition, the Company measures the loss allowance for the financial asset at an amount equal to the twelve month expected credit losses. The Company shall recognize in the profit or loss, as an impairment gain or loss, the amount of expected credit losses (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized.

Derecognition of financial assets and liabilities

The Company derecognizes financial assets only when the contractual rights to cash flows from the financial assets expire, or when it transfers the financial assets and substantially all of the associated risks and rewards of ownership to another entity. Gains and losses on derecognition are generally recognized in profit or loss in the period in which they arise. However, gains and losses on derecognition of financial assets designated as FVTOCI are recorded in other comprehensive income (loss) in the period in which they arise. Cumulative gains and losses on derecognized financial assets designated as FVTOCI are reclassified from accumulated other comprehensive income (loss) to deficit.

The Company derecognizes financial liabilities only when its obligations under the financial liabilities are discharged, cancelled or expired. Generally, the difference between the carrying amount of the financial liability derecognized and the consideration paid and payable, including any non-cash assets transferred or liabilities assumed, is recognized in profit or loss.

Impairment of assets

The carrying amount of the Company’s assets (which include equipment and exploration and evaluation assets) is reviewed at each reporting date to determine whether there is any indication of impairment. If such indication exists, the recoverable amount of the asset is estimated in order to determine the extent of the impairment loss. An impairment loss is recognized whenever the carrying amount of an asset or its cash generating unit exceeds its recoverable amount. Impairment losses are recognized in the statement of comprehensive income (loss).

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

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

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

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

At December 31, 2018 and 2017, the Company had no material restoration and environmental obligations.

Equipment

Equipment is stated at historical cost less accumulated depreciation and accumulated impairment losses.

Subsequent costs are included in the asset’s carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Company and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance are charged to the statement of comprehensive income (loss) during the financial period in which they are incurred.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the statement of comprehensive income (loss).

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives. The amortization rates applicable to each category of equipment are as follows:

Class of equipment	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

3.	Adoption of new accounting standards and standards issued but not yet effective

IFRS 9, Financial Instruments

This standard replaces IAS 39 Financial Instruments: Recognition and Measurement and became effective for the Company on January 1, 2018. IFRS 9 includes requirements for classification and measurement of financial assets and financial liabilities; impairment methodology for financial instruments; and general hedge accounting. IFRS 9 has specific requirements for whether debt instruments are accounted for at amortized cost, fair value through other comprehensive income or fair value through profit or loss. IFRS 9 requires equity instruments to be measured at fair value through profit or loss unless an irrevocable election is made to measure them at fair value through other comprehensive income, which results in changes in fair value not being recycled to the income statement. The adoption of this standard did not have a material measurement or disclosure impact on the Company’s financial statements. There were no marketable securities held at December 31, 2017.

The following table shows the original classification under IAS 39 and the new classification under IFRS 9:

Financial assets/	Original Classification	New classification
liabilities	IAS 39	IFRS 9
Cash and cash equivalents	Loans and receivables	Financial asset at amortized cost
Receivables	Loans and receivables	Financial asset at amortized cost
Trade payables	Non-derivative financial liabilities	Financial liability at amortized cost

IFRS 16, Leases

The new standard eliminates the classification of leases as either operating or finance leases for a lessee. Instead all leases are capitalized by recognizing the present value of lease payments and recognizing an asset and a financial liability representing an obligation to make future lease payments. The principles in IFRS 16 provide a more consistent approach to acquiring the use of an asset whether by leasing or purchasing an asset. The new leasing standard is applicable to all entities and will supersede current lease accounting standards under IFRS. IFRS 16 is mandatory for annual periods beginning on or after January 1, 2019. The Company has assessed the expected impact of IFRS 16 on its financial statements and has concluded that there will be an increase in assets and liabilities of approximately $325,000.

4.	Receivables

	December 31,	December 31,
	2018	2017
	$	$

Goods and Service sales tax	189,475	5,177
British Columbia mining tax credits	899,147	20,264
Interest receivable and other receivables	2,181	5,210
	1,090,803	30,651

5.	Marketable securities

Marketable securities are classified as FVTPL financial instruments and, as a result, are measured at fair market value each reporting period with any change in fair value recognized through the statement of comprehensive income (loss).

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

On July 31, 2018, the Company received 1,125,000 common shares of Cobalt 27 Capital Corp. (“Cobalt 27”) (Note 7). The 1,125,000 common shares are subject to the following trading restrictions: one-third of the common shares have a statutory hold period of 4 months (November 28, 2018); one-third have a hold period of 8 months (March 28, 2019); and one-third have a hold period of 12 months (July 28, 2019).

		Value
	# of shares	$

Marketable securities at December 31, 2017	-	-
Received on sale of net smelter return royalty (Note 7)	1,125,000	8,325,000
Sale of securities	(311,800)	(2,307,320)
Fair market value adjustment	-	(3,334,120)
Marketable securities at December 31, 2018	813,200	2,683,560

During the year ended December 31, 2018, the Company sold 311,800 common shares for net proceeds of $1,438,980 and accordingly, the Company recorded a realized loss of $868,340.

6.	Equipment

			Exploration
	Motor	Computer	and office
	Vehicles	equipment	equipment	Total
	$	$	$	$
Cost:
At December 31, 2016	20,330	28,809	61,984	111,123
Additions	-	856	-	856
At December 31, 2017	20,330	29,665	61,984	111,979
Additions	25,322	46,542	500	72,364
At December 31, 2018	45,652	76,207	62,484	184,343

Depreciation:
At December 31, 2016	19,694	27,279	53,830	100,803
Charge for the year	144	348	1,221	1,713
At December 31, 2017	19,838	27,627	55,051	102,516
Charge for the year	3,980	5,638	1,765	11,383
At December 31, 2018	23,818	33,265	56,816	113,899

Net book value:
At December 31, 2017	492	2,038	6,933	9,463
At December 31, 2018	21,834	42,942	5,668	70,444

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

7.	Exploration and evaluation assets

The Company’s deferred exploration costs are as follows:

	Balance,	Change	Balance,	Change	Balance,
	December	in year	December	in year	December
	31, 2016	2017	31, 2017	2018	31, 2018
	$	$	$	$	$

Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	-	2,052,292	247,222	2,299,514
Claims renewal / staking	459,261	-	459,261	12,383	471,644
Drilling	12,488,967	-	12,488,967	1,854,312	14,343,279
Environmental studies	1,256,621	-	1,256,621	415,065	1,671,686
Exploration data management	917,422	-	917,422	37,656	955,078
First Nations	166,444	-	166,444	54,580	221,024
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,779,898	54,358	8,834,256	772,235	9,606,491
Geophysical services	743,515	-	743,515	58,128	801,643
Metallurgy	3,792,672	-	3,792,672	331,978	4,124,650
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,617,850	10,597	1,628,447	945,758	2,574,205
Transportation	2,604,549	-	2,604,549	273,202	2,877,751
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Property impairments	(33,006,960)	(51,964)	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,195,403)	(12,991)	(2,208,394)	(891,874)	(3,100,268)
Federal non-refundable mining tax credits, net
of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	-	-	-	(1,777,377)	(1,777,377)
	1	-	1	2,333,268	2,333,269

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty (“NSR”). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR. In July 2018, the Company sold a 2% NSR.

Sale of Royalty

On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000. The Company paid a finders’ fee of US$600,000 to a third party.

Proceeds of sale of 2% NSR	$
Cash	1,300,200
1,125,000 common shares of Cobalt 27	8,325,000
Total proceeds of sale of 2% NSR	9,625,200

Less: book value of Turnagain Nickel-Cobalt Project at date of sale	(1,777,377)
Less: 6% finders’ fee	(780,120)

Gain on sale of net smelter return royalty	7,067,703

In accordance with IFRS, the net proceeds on the sale of the NSR are considered as a cost recovery of exploration and evaluation assets, with any excess recorded to the statement of comprehensive income (loss).

Under the terms of the NSR Agreement, 75% of the cash proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain. Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company’s board of directors. The Company has the right to repurchase 0.5% of the 2% NSR (“Repurchase Option”) for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

During the year ended December 31, 2017, the Company incurred $51,964 of exploration and evaluation expenditures. All of the expenditures were recorded to the statement of loss as exploration property impairments.

8.	Trade payables and accrued liabilities

	December 31,	December 31,
	2018	2017
	$	$
Trade payables	229,422	134,982
Accrued liabilities	83,559	10,000
	312,981	144,982

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

9.	Lease obligations

Lease obligations relate to the Company’s rent of office space. The term of the lease expires on March 31, 2023. A schedule of the Company’s minimum lease payments, net of a sublease arrangement, is as follows:

	December 31,	December 31,
	2018	2017
	$	$
Payable not later than one year	80,359	53,159
Payable later than one year and not later than five years	301,955	13,290
	382,314	66,449

10.	Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company’s loss before income taxes.The components of the Company’s income tax recovery are as follows:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017
	$	$
Income (loss) before income taxes	1,150,637	(683,299)

Statutory tax rate	27%	26%
Expected income tax expense (recovery) at the statutory
tax rate	310,672	(177,658)
Items not deductible for tax and other	618,099	110,724
Change in valuation allowance	(928,771)	199,596
Income tax recovery	-	-

The Company has the following deferred tax assets and liabilities:

	December 31,	December 31,
	2018	2017
	$	$
Federal investment tax credits	654,183	663,144
Exploration and evaluation assets	1,832,035	3,804,616
Non-capital loss carryforwards	4,742,207	4,126,349
Marketable securities	450,106	-
Other	71,906	85,439
Valuation allowance	(7,750,437)	(8,679,208)
	-	-

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

The tax pools relating to these deferred tax assets expire as follows:

				Canadian federal
	Canadian			investment tax credit
	resource pools	Non-capital losses	Other	losses
	$	$	$	$
2025	-	-	-	25,187
2026	-	1,664,306	-	92,277
2027	-	3,323,364	-	58,467
2028	-	2,559,941	-	237,882
2029	-	2,621,029	-	249,331
2030	-	2,388,895	-	-
2031	-	1,392,745	-	-
2032	-	818,329	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	152,243	-	-
2037	-	307,139	-	-
2038	-	1,693,154	-	-
No expiry	9,118,585	-	336,763	-
	9,118,585	17,560,841	336,763	663,144

11.	Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

On August 28, 2017, the Company consolidated its common shares on a basis of one (1) new common share for two (2) old common shares held. Reference to common shares, per share amounts and other securities have been retroactively restated.

At December 31, 2018, there were 43,149,015 issued and fully paid common shares (2017 – 40,664,015).

Financings

During the year ended December 31, 2018, the following equity financings were completed:

I)

On January 5, 2018, the Company closed a private placement of 960,000 units at a price of $0.60 per unit for gross proceeds of $576,000. Each unit consists of one common share and one half of one share purchase warrant. Each whole warrant is exercisable into one common share at a price of $0.70 with an expiry date of three years after the closing date. The Company used the residual method to value the share purchase warrants, allocating a value of $nil. As at December 31, 2017, the Company had received $27,000 of subscriptions towards this private placement.

As part of the private placement, the Company paid $22,080 in finder’s fees and other cash issuance costs of $14,290. In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. The fair value of $9,164 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to share-based payment reserve. The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.67; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

During the year ended December 31, 2017, the following equity financings were completed:

II)

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

III)

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

V)

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

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

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

Basic and diluted income (loss) per share

The following table reconciles our basic and diluted income (loss) per share:

	Year ended	Year ended
	December 31,	December 31,
	2018	2017

Income (loss) for the year	$1,150,637	$(683,299)
Weighted average number of shares outstanding	42,391,792	25,986,111
Dilutive effect of options and warrants	13,665,282	-
Weighted average diluted shares outstanding	56,057,074	25,986,111
Basic income (loss) per share	$0.03	$(0.03)
Diluted income (loss) per share	$0.02	$(0.03)

The Company made a loss during the year ended December 31, 2017. Therefore, basic and diluted loss per share is the same as the impact of stock options and warrants on loss per share would be anti-dilutive.

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

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2018 and 2017 are as follows:

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

	Year ended		Year ended
	December 31, 2018		December 31, 2017
		Weighted		Weighted
		average		average
	Number of	exercise	Number of	exercise
	options	price	options	price
Options outstanding, beginning	2,662,500	$0.33	1,640,000	$0.19
Options granted	1,860,000	0.50	1,150,000	0.50
Options exercised	-		(125,000)	0.10
Options expired/forfeited	(562,500)	0.69	(2,500)	1.00
Options outstanding, ending	3,960,000	$0.36	2,662,500	$0.33

Options exercisable, ending	3,741,250	$0.35	2,602,500	$0.32

The weighted average share price on the date of option exercise during the year ended December 31, 2017 was $0.56.

Details of options outstanding as at December 31, 2018 are as follows:

	Weighted average	Number of options
Exercise price	contractual life	outstanding
$0.10	2.50 years	(1)1,350,000
$0.22	3.70 years	100,000
$0.35	4.89 years	585,000
$0.40	3.76 years	550,000
$0.55	4.10 years	600,000
$0.60	4.02 years	600,000
$0.80	3.86 years	175,000
$0.31	3.59 years	3,960,000

(1)	Subsequent to December 31, 2018, 175,000 of these options were exercised for proceeds of $17,500.

Stock-based compensation

During the year ended December 31, 2018, the Company granted 1,860,000 stock options (2017 – 1,150,000 stock options), the weighted average grant date fair value of the options was $0.26 per option (2017 – $0.32) . The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2018	2017
Share price	$0.36	$0.44
Exercise price	$0.50	$0.50
Expected life of options	5 years	5 years
Annualized volatility	176%	100%
Risk-free interest rate	1.79%	1.60%
Dividend rate	0%	0%

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

During the year ended December 31, 2018, the Company recorded $500,742 (2017 - $360,493) of stock-based compensation to the statement of comprehensive income (loss) based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2018 and 2017 are as follows:

	Year ended		Year ended
	December 31, 2018		December 31, 2017
		Average		Average
	Number of	exercise	Number of	exercise
	warrants	price	warrants	price
Warrants outstanding, beginning	25,454,600	$0.18	13,444,147	$0.10
Warrants issued	516,800	0.70	13,809,600	0.25
Warrants exercised	(1,525,000)	0.08	(855,000)	0.06
Warrants expired	(569,600)	0.46	(944,147)	0.10
Warrants outstanding, ending	23,876,800	$0.20	25,454,600	$0.18

Details of warrants outstanding as at December 31, 2018 are as follows:

	Weighted average	Number of warrants
Exercise price	contractual life	outstanding
$0.08	1.67 years	6,558,333
$0.10	2.26 years	11,895,000
$0.45	1.82 years	3,375,000
$0.70	1.95 years	(1)2,048,467
$0.20	2.01 years	23,876,800

(1) Subsequent to December 31, 2018, 36,800 of these warrants expired unexercised.

12.	Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent’s warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

13.	Related party transactions

	2018	2017
	$	$
Accounting fees	28,709	-
Consulting fees	-	2,500
Interest expense	-	551
Management fees	163,819	53,600
Stock-based compensation	283,194	41,163
	475,722	97,814

There was $7,526 owing to related parties at December 31, 2018 (2017 - $nil) included in accounts payable.

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company. Compensation paid or payable to key management for services during the year amounted to $143,284 (2017 - $37,700) for short-term benefits and $283,194 (2017 - $41,163) for stock-based compensation.

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

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as marketable securities.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company’s access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company’s non-derivative financial liabilities as at December 31, 2018:

	Within one	Between one
	year	and five	More than
		years	five years
Trade payables and accrued liabilities	$312,981	$-	$-

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

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk. The Company is exposed to changes in the fair value of the Cobalt 27 common shares. At December 31, 2018, the Company had 813,200 Cobalt 27 common shares that trade on the TSX-V under the trading symbol “KBLT”. At December 31, 2018, the value of the KBLT common shares was $3.30 per share or $2,683,560. A reasonable change in fair value of 10% would result in a change in the income (loss) for the period of $268,356.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31,	December 31,
	2018	2017
	$	$
Amortized cost:
Cash and cash equivalents	405,849	4,066,588
Loans and receivables:
Interest receivable	543	5,210
Reclamation deposits	232,000	187,900
Fair value through profit or loss:
Marketable securities	2,683,560	-
	3,321,952	4,259,698

Financial liabilities included in the statement of financial position are as follows:

	December 31,	December 31,
	2018	2017
	$	$
Amortized cost:
Trade payables	229,422	134,982

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

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

The following is an analysis of the Company’s financial assets measured at fair value as at December 31, 2018 and 2017:

	As at December 31, 2018
	Level 1	Level 2	Level 3
Cash	$405,849	$-	$-
Marketable securities	$2,683,560	$-	$-

Total	$3,089,409	$-	$-

	As at December 31, 2017
	Level 1	Level 2	Level 3
Cash	$4,066,588	$-	$-

15.	Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company’s ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year ended December 31, 2018 and no restrictions.

16.	Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows. During the year ended December 31, 2018, the following transactions were excluded from the statement of cash flows:

a)	The issuance of 36,800 broker warrants at the fair value of $9,164;

b)	1,125,000 common shares of Cobalt 27 received at the fair value of $8,325,000;

c)

Exploration and evaluation asset expenditures of $216,360 included in accounts payable and accrued liabilities at December 31, 2018, less expenditures included in accounts payable at December 31, 2017 of $nil (net exclusion of $216,360); and,

d)	Exploration and evaluation asset recovery of $899,147 included in receivables at December 31, 2018.

During the year ended December 31, 2017, the following transactions were excluded from the statement of cash flows:

a)	The issuance of 569,600 broker warrants at the fair value of $152,305.

Giga Metals Corporation
Notes to the Consolidated Financial Statements
Expressed in Canadian Dollars
For the years ended December 31, 2018

17.	Segmented information

Operating segments

The Company operates in a single reportable operating segment – the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

18.	Subsequent events

Additional subsequent events are disclosed in Note 11 relating to the exercise of stock options and the expiry of warrants.

Grant of options

On January 23, 2019, the Company granted 300,000 stock options to a director at a price of $0.35 per share exercisable up to January 23, 2024.

