Form 20-F
period 2019-12-31
Giga Metals Corp
filed 2020-04-28
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2019

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

Not Applicable
(Translation of Registrant's name into English)

British Columbia, Canada
(Jurisdiction of incorporation or organization)

203 - 700 West Pender Street Vancouver, British Columbia, V6C 1G8 Canada
(Address of principal executive offices)

Mark Jarvis, Chief Executive Officer
203 - 700 West Pender Street
Vancouver, British Columbia, V6C 1G8
Telephone: 604-681-2300 Facsimile: 604-681-2310

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Not Applicable	Not Applicable

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Common Shares Without Par Value
(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable
(Title of Class)

Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

55,494,015 Common Shares without par value issued and outstanding as at December 31, 2019.

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.

[  ] YES  [X] NO

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

[  ] YES  [X] NO

Note - Checking the box above will not relieve any registrant required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 from their obligations under those Sections.

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

[X] YES  [  ] NO

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer or an emerging growth company. See definition of "accelerated filer", "large accelerated filer", and "emerging growth company" in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer [ ]	Accelerated filer [ ]	Non-accelerated filer [X]
Emerging growth company [X]

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act.
[  ]

† The term "new or revised financial accounting standard" refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP [ ]	International Financial Reporting Standards as issued by the International Accounting Standards Board [X]	Other [ ]

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

[  ] Item 17 [  ] Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b 2 of the Exchange Act).

[  ] YES  [X] NO

(APPLICABLE ONLY TO ISSUERS INVOLVED IN BANKRUPTCY PROCEEDINGS DURING THE PAST FIVE YEARS)

Indicate by check mark whether the registrant has filed all documents and reports required to be filed by Sections 12, 13 or 15(d) of the Securities Exchange Act of 1934 subsequent to the distribution of securities under a plan confirmed by a court.

[  ] YES  [  ] NO

FORWARD-LOOKING STATEMENTS

Except for the statements of historical fact contained herein, some information presented in this annual report constitutes forward-looking statements. When used in this annual report, the words "estimate", "project", "believe", "anticipate", "intend", "expect", "predict", "may", "should", the negative thereof or other variations thereon or comparable terminology are intended to identify forward-looking statements. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of our company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, changes in project parameters as plans continue to be refined, future prices of nickel, as well as those factors discussed in the section entitled "Risk Factors" on page 8. Although our company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause actual results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Accordingly, prospective investors should not place undue reliance on forward-looking statements. The forward-looking statements in this annual report speak only as to the date hereof. Our company does not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Except as required by applicable law, including the securities laws of the United States, we do not intend to update any of the forward-looking statements to conform these statements to actual results.

As used in this annual report, the terms "we", "us", "our" and "Giga Metals" mean Giga Metals Corporation, unless otherwise indicated.

CAUTIONARY NOTE TO UNITED STATES INVESTORS

Unless otherwise indicated, all mineral resource estimates included in this Annual Report on Form 20-F have been prepared in accordance with Canadian National Instrument 43-101 - Standards of Disclosure for Mineral Projects ("NI 43-101"), and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards for Mineral Resources and Mineral Reserves ("CIM Definition Standards"). NI 43-101 is a rule developed by the Canadian Securities Administrators which establishes standards for public disclosure an issuer makes of scientific and technical information concerning mineral projects. NI 43-101 permits the disclosure of a historical estimate made prior to the adoption of NI 43-101 that does not comply with NI 43-101 using the historical terminology if the disclosure: (a) identifies the source and date of the historical estimate; (b) comments on the relevance and reliability of the historical estimate; (c) states whether the historical estimate uses categories other than those prescribed by NI 43-101 and, if so, includes an explanation of the differences; and (d) includes any more recent estimates or data available.

Canadian standards, including NI 43-101, differ significantly from the requirements of the Securities and Exchange Commission (the "SEC"), and reserve and resource information contained in this Annual Report on Form 20-F may not be comparable to similar information disclosed by U.S. companies. In particular, and without limiting the generality of the foregoing, the term "resource" does not equate to the term "reserves". Under U.S. standards, mineralization may not be classified as a "reserve" unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. The SEC's disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by U.S. standards in documents filed with the SEC. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. It cannot be assumed that all or any part of an "inferred mineral resource" will ever be upgraded to a higher category. Under Canadian rules, estimated "inferred mineral resources" may not form the basis of feasibility or pre-feasibility studies except in rare cases. Investors are cautioned not to assume that all or any part of an "inferred mineral resource" exists or is economically or legally mineable. Disclosure of "contained ounces" in a resource is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in-place tonnage and grade without reference to unit measures. The requirements of NI 43-101 for identification of "reserves" are also not the same as those of the SEC, and reserves reported by our company in compliance with NI 43-101 may not qualify as "reserves" under SEC standards. Accordingly, information concerning mineral deposits set forth herein may not be comparable with information made public by companies that report in accordance with U.S. standards.

PART I

FINANCIAL INFORMATION AND ACCOUNTING PRINCIPLES

The financial statements and summaries of financial information contained in this document are reported in Canadian dollars ("$") unless otherwise stated. A "tonne" is one metric ton or 2,204.6 pounds.

Item 1 Identity of Directors, Senior Management and Advisers

Not required.

Item 2  Offer Statistics and Expected Timetable

Not required.

Item 3 Key Information

A.  Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the five fiscal years ended December 31, 2019, 2018, 2017, 2016 and 2015.  The information presented below for is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this Annual Report, and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".

	2019	2018	2017	2016	2015
Net operating revenues	0	0	0	0	0

Loss from continued operations	0	0	0	0	0
Income from discontinued operations	N/a	N/a	N/a	N/a	N/a
Net income (loss)	(1,663,674)	1,150,637	(683,299)	(224,112)	(10,230,524)
Comprehensive income (loss)	(1,663,674)	1,150,637	(683,299)	(224,112)	(10,230,524)

Income (loss) per share from continued operations	(0.03)	0.03	(0.03)	(0.01)	(1.13)
Income per share from discontinued operations	N/a	N/a	N/a	N/a	N/a
Income per share after discontinued operations	N/a	N/a	N/a	N/a	N/a

Share capital	55,091,542	53,870,374	53,218,158	48,887,797	48,642,413
Common shares issued	55,494,015	43,149,015	40,664,015	21,537,349	9,037,349
Weighted average shares outstanding	51,169,610	42,391,792	25,986,111	18,347,211	9,037,348

Total assets	7,739,500	7,109,786	4,656,028	302,889	239,665

Net assets (liabilities)	6,862,251	6,796,805	4,511,046	287,919	223,816

Convertible debentures (current and long term portions)	N/a	N/a	N/a	N/a	N/a

Cash dividends declared per common share	0	0	0	0	0
Exchange rates (CAD$ to US$) period average	1.3269	1.2957	1.2986	1.3248	1.2787

Exchange rates (CAD$ to US$) for most recent six months	Period High	Period Low
October 2019	$1.333	1.3056
November 2019	$1.3307	1.3148
December 2019	$1.3302	1.2988
January 2020	$1.3233	1.2970
February 2020	$1.3429	1.3224
March 2020	$1.4496	1.3356
Exchange rate (CAD$ to US$) April 27, 2020	$1.4203	1.3904

B.   Capitalization and Indebtedness

Not required.

C.   Reasons for the Offer and Use of Proceeds

Not required.

D.   Risk Factors

This Annual Report contains forward-looking statements which relate to future events or our future performance, including our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may", "should", "expects", "plans", "anticipates", "believes", "estimates", "predicts", or "potential" or the negative of these terms or other comparable terminology. These statements are only predictions and involve known and unknown risks, uncertainties and other factors, including the risks in enumerated in this section entitled "Risk Factors", that may cause our company's or our industry's actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements.

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

An investment in our common stock involves a number of very significant risks. You should carefully consider the following risks and uncertainties in addition to other information in this Annual Report in evaluating our company and our business before purchasing shares of our company's common stock. Our business, operating results and financial condition could be seriously harmed due to any of the following risks. You could lose all or part of your investment due to any of these risks.

Subsequent to year-end, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

Risks Associated with Mining

The Company is engaged in the business of acquiring and exploring mineral properties in the expectation of locating mineral reserves. The Company's property interests are in the exploration stage only and are without a known body of commercial ore. Accordingly, there is little likelihood that the Company will realize any profits in the short to medium term. Any profitability in the future from the Company's business will be dependent upon locating mineral reserves, which itself is subject to numerous risk factors. If we do not discover any mineral resource in a commercially exploitable quantity, our business will fail and investors may lose all of their investment in our company.

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

Exploration activities are subject to national and local laws and regulations governing prospects, taxes, labor standards, occupational health, land use, environmental protection, mine safety and others which may in the future have a substantial adverse impact on our company's prospects. In order to comply with applicable laws, we may be required to make capital expenditures until a particular problem is remedied. Existing and possible future environmental legislation, regulation and action could cause additional expense, capital expenditure, restriction and delay in the activities of our company, the extent of which cannot be reasonably predicted. If we violate any applicable law or regulation, we could be forced to stop work and we could be fined. If we are forced to suspend our activities or if we are required to pay a large fine for a violation of these applicable laws and regulations, our business could be adversely affected and investors could lose their investment in our company.

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

Please see the section entitled "Governmental Regulations" on page 16 of this Annual Report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. As of December 31, 2019, we had cash and cash equivalents in the amount of $1,640,642, receivables of $1,071,018 and prepaid expenses of $64,365. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

We have not generated any revenue from our business and we may need to raise additional funds in the future. If we are not able to obtain future financing when required, we might be forced to discontinue our business.

Because we have not generated any revenue from our business and we cannot anticipate when we will be able to generate revenue from our business, we will need to raise additional funds, if required, for the further exploration and future development of our mining claims and to respond to unanticipated requirements or expenses. Although we have been successful in the past in obtaining financing through the sale of equity securities, it is possible that we will not be able to obtain adequate financing in the future or that the terms of such financing will be unfavorable and unacceptable to us. Failure to obtain such additional financing is likely to result in a delay or indefinite postponement of further exploration and development of our projects and possible loss of our properties, in which case our company's securities would never increase in value and investors would lose their entire investment.

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

Our common shares are currently listed on the TSX Venture Exchange under the symbol 'GIGA'. The trading price of our common shares has been and may continue to be subject to wide fluctuations. Trading prices of our common shares may fluctuate in response to a number of factors, many of which are beyond our control. In addition, the stock market in general, and the market for base metal exploration companies, including companies exploring for nickel in particular, has experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of such companies. These broad market and industry factors may adversely affect the market price of our shares, regardless of our operating performance. If you invest in our common shares, you could lose some or all of your investment.

In the past, following periods of volatility in the market price of a company's securities, securities class-action litigation has often been instituted. Such litigation, if instituted, could result in substantial costs and a diversion of management's attention and resources.

Investors will suffer dilution in their net book value per share if we issue additional shares, raise funds through the sale of equity securities or issue employee/director or consultant options.

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders' interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2019, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 17,405,000 of our common shares which, if exercised, would represent approximately 24% of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

We do not expect to declare or pay any dividends for the foreseeable future, so investors will realize a return on their investment only if the price of shares of our stock increases. There are no guarantees that this will ever happen and investors may lose their entire investment in our company.

We have not declared or paid any dividends on our common shares since our inception, and we do not anticipate paying any such dividends for the foreseeable future. Therefore, investors will only realize a return on their investment if the price of our common shares increases. There are no guarantees that will ever happen and investors may never realize a return on their investment in our company and may lose their entire investment.

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

Some of our directors and officers are employed in other positions with other companies. They will manage our company on a part-time basis. Because of this fact, the management of our company may suffer and our company could under-perform or fail. Martin Vydra, the President of our company, will devote approximately 50% of his working time to the management of the Company.  Mark Jarvis, our CEO and director, will devote approximately 75% of his working time to the management of the Company, Matthew Anderson, our Chief Financial Officer, will devote approximately 15% of his working time to the management of our company.  Lyle Davis, a director of our company, will devote approximately 10% of his working time to the management of our company.  Anthony Milewski, a director of our company, will devote approximately 10% of his working time to the management of the Company.  Robert Morris, a director of the company, will devote approximately 10% of his working time to the management of the Company.  Leslie Young, the Corporate Secretary of our company, will devote approximately 50% of her working time to the management of our company.

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

We may be treated as a passive foreign investment company, or PFIC, for United States federal income tax purposes during the 2003 tax year or in subsequent years. We may be deemed a PFIC because previous financings combined with proceeds of future financings may produce, or be deemed to be held to produce, passive income. Additionally, U.S. citizens should review the section entitled "Taxation-U.S. Federal Income Taxation - Passive Foreign Investment Companies" contained in this Annual Report for a more detailed description of the PFIC rules and how those rules may affect their ownership of our capital shares.

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

• the tax basis of our capital shares will not be increased to fair market value.

Item 4  Information on our Company

A.   History and Development of our Company

Name

The legal and commercial name of the company is Giga Metals Corporation.

Principal Office

We have our head office and principal place of business at Suite 203 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8 Canada (Telephone: 604.681.2300).  We do not have an agent in the United States.

Corporate Information and Important Events

The Company was originally incorporated under the Company Act (British Columbia) on January 17, 1983, under the name "Bren-Mar Resources Limited" with an authorized capital of 50,000,000 common shares without par value. On March 15, 2000, we changed our name to "Bren-Mar Minerals Ltd." On November 22, 2000, we changed our name to "Canadian Metals Exploration Ltd." On June 25, 2004, we changed our name to "Hard Creek Nickel Corporation."  On August 28, 2017, we changed our name to "Giga Metals Corporation."

The Business Corporations Act (British Columbia) came into force on March 29, 2004, repealing the Company Act (British Columbia).  Our company now operates under the Business Corporations Act (British Columbia).

We are a reporting issuer under the securities laws of the Provinces of British Columbia, Alberta and Ontario. Our common shares are listed on the TSX Venture Exchange under the symbol "GIGA".

On June 25, 2004, we adopted our current Articles of Incorporation, which are attached as an exhibit to this Annual Report, and increased our authorized capital to an unlimited number of common shares without par value.

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of $1,000,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty (NSR) on possible future production from claim 511330. We have the right to repurchase the net smelter royalty by paying $1,000,000 for each 1% of the royalty. To repurchase the entire 4% royalty, we would be required to pay $4,000,000. On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. for consideration of US$1,000,000 in cash and 1,125,000 Cobalt 27 common shares at $7.40 per share for a fair value of $8,325,000. The Company has the right to repurchase 0.5% of the 2% NSR for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time repurchase option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument. In 2019, Cobalt 27 was acquired by Pala Investments, which subsequently transferred the NSR Agreement to Conic Metals Corp. (formerly Nickel 28 Corp.).

On November 28, 2002, we entered into an agreement with John Schussler and Ernie Hatzl to acquire an additional 34 mineral claims, adjacent to the Turnagain Property, Laird Mining Division, British Columbia, in exchange for an aggregate total of 100,000 common shares.

Between November 2003 and October 2019, addition claims were staked at various time, some of which were subsequently forfeited, by way of the BC Ministry of Energy, Mines and Petroleum Resources' online map selection process, enlarging the Turnagain Property to its current configuration of 71 claims covering approximately 38,000 ha.

Capital Expenditures

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, airborne geophysical survey, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2017, we have drilled 273 core holes for a total depth of 76,367 m. Approximate total exploration expenditures from January 1, 2014 to December 31, 2017 was $243,000. Approximate expenditure during the year ended December 31, 2018 were $5,003,000 as we drilled 40 core holes for a total depth of 10,835 m.

The Company is considering a work program for the summer of 2020 consisting mostly of geotechnical work including drilling in support of advancing the project to the pre-feasibility level. We are also planning a metallurgical program and updating our engineering studies. If the Company is to carry out a 2020 exploration program, we may be required to obtain additional equity funding to provide funding to cover 100% of the anticipated costs.

Takeover Offers

We are not aware of any indication of any public takeover offers by third parties in respect of our common shares during our last and current financial years.

The U.S. Securities and Exchange Commission (SEC) maintains an internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC.  The address of that site is http://www.sec.gov.

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

Further exploration is required before we can evaluate whether there is a commercially viable mineral deposit that exists on any of our properties and, if so, whether it would be economically and legally feasible to develop or exploit those resources. Even if we complete our current exploration program and we are successful in identifying a mineral deposit, we would be required to spend substantial funds on further drilling and engineering studies before we could know whether that mineral deposit will constitute a reserve (a reserve is a commercially viable mineral deposit). Please refer to the section entitled "Risk Factors", beginning on page 8 of this Annual Report for additional information about the risks of mineral exploration.

Principal Market and Revenues

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

Marketing Channels

We do not currently have any market, as we have not yet identified any mineral resource on any of our properties that is of a commercially exploitable quantity, and therefore do not currently engage in marketing activities.

Patents and Licenses; Industrial, Commercial and Financial Contracts; and New Manufacturing Processes

In conducting our business operations, we are not dependent on any patented or license processes, technology, industrial, commercial or financial contract or new manufacturing processes.

Competitive Conditions

The mineral exploration industry is highly competitive. We compete with other mining companies, some of which have greater financial resources and technical facilities, for the acquisition of mineral interests, as well as for the recruitment and retention of qualified employees. We compete for qualified employees with Vancouver based exploration companies.

Governmental Regulations

Mining operations are subject to a wide range of national and provincial government regulations such as restrictions on production, price controls, tax increases, expropriation of property, environmental protection, and protection of agricultural territory or changes in conditions under which minerals may be marketed. Mining operations may also be affected by claims of Aboriginal groups, any of which could have the effect of reducing or preventing us from exploiting any of our properties.

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

We will be required to comply with all regulations, rules and directives of governmental authorities and agencies applicable to the exploration of minerals in the Province of British Columbia and in Canada generally. Under these laws, prior to production, we have the right to explore the property. We are required to file a "Notice of Work and Reclamation" with the British Columbia Ministry of Energy and Mines to conduct exploration works on mineral properties in British Columbia. To obtain a work permit, a company may be required to post a bond. In addition, the production of minerals in the Province of British Columbia requires prior regulatory approval.

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

Other than environmental liabilities to clean up our exploration camp and access roads, we are not aware of any existing environmental liability associated with any of our exploration properties but if such liability should arise, we may incur substantial costs, which would reduce the amount of money we have to spend on exploration and could cause us to cease operations. Our potential exposure to liability for environmental damage is high and we have no reserves established to pay for such liability, other than a reclamation bond with the government for $232,000. If we are found to be liable for a large amount of environmental damage, we are likely to have to cease operations.

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

Our executive office is located at 203 - 700 West Pender Street, Vancouver, British Columbia V6C 1G8, Canada. Effective April 1, 2019, we signed a new lease for gross 2,209 square feet for $57,434 per year plus operating expenses & taxes for year one ($59,645 year two; $61,852 year three and $$64,060 year four) expiring on March 31, 2023.  Of this space we sublease a total of 1,334 square feet for $2,632.15 per month.  This space accommodates all of our executive and administrative offices. We believe that this existing space is adequate for our current needs. Should we require additional space, we believe that such space can be secured on commercially reasonable terms.

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

Exploration data collected during the 2003 to 2017 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Giga Metals Corporation. Exploration data collected during the 2018-2019 exploration programs was completed under the supervision of Greg Ross, P.Geo., an employee of Giga Metals Corporation.

Location and Accessibility

The Turnagain Property consists of 71 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 65 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The map above indicates where the property is within the province of British Columbia, Canada. The mineral claims collectively cover an area of approximately 38,000 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area.

The Turnagain Property straddles the Turnagain River near where it is joined by Hard and Flat Creeks. The community of Dease Lake, on the Stewart-Cassiar Highway (BC Highway 37) some 400 km north of the port of Stewart, is 65 km west of the property. Helicopter or fixed wing access from Dease Lake is approximately a 20-minute flight. An exploration trail extending easterly from Dease Lake has been used by large, articulated 4- and 6-wheel drive vehicles to convey large jade boulders from the Kutcho Creek area and to supply placer gold operations at Wheaton Creek over the past number of years. A branch of this trail network extends into the Turnagain Property with total trail distance to Dease Lake of about 86 km.

A dirt airstrip, measuring approximately 930 m, constructed in the 1960s and upgraded in early 2007, is situated within the claims on the northwest side of the Turnagain River and can accommodate small fixed wing aircraft. This airstrip is immediately adjacent to our current camp facility and core storage. Exploration programs prior to 2002 made use of camp facilities at Wheaton Creek (Boulder Camp), which is about 15 km by exploration trail west of the Turnagain Property.

The communities of Terrace and Smithers, both several hundred kilometres south, offer a range of services and supplies which can be trucked to Dease Lake via the Stewart-Cassiar Highway. The city of Whitehorse, Yukon Territory, offers a similar range of services several hundred kilometres to the northwest via the Stewart-Cassiar Highway and the Alaska Highway (Yukon Highway 1).

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

Description of Claims

The Turnagain Property consists of 71 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 65 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of approximately 38,000 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it is joined by Hard and Flat Creeks. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty (NSR) on possible future production on one mineral claim (Tenure No. 511330). The Turnagain Project is also subject to a 2% NSR on all future metal production, payable to Conic Metals Corp. The following table summarizes the claim name, size, and expiry date for the 71 claims in the Turnagain Property as of April 27, 2020.

The following table shows details relating to Giga Metals Corporation's Turnagain Project claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004-01-01	2029-12-01

Converted Legacy to On-line Cell Mineral Claims
503365	Hard 2	793.3	2005-02-14	2027-05-01
510889	Flat 10, 13, 15	1627.9	2005-04-18	2027-05-01
510892	Flat 2, 6	1219.3	2005-04-18	2029-12-01
510910	Flat 9, 12, 14	1424.3	2005-04-18	2028-12-01
510911	Flat 1, 5	1066.9	2005-04-18	2029-12-01
510912	Flat 8, 11	779.9	2005-04-18	2027-05-01
511214	Hard 4, 6	979.9	2005-04-20	2027-05-01
511226	Hill 1, 2	1216.1	2005-04-20	2027-05-01
511227	Hill 3	506.7	2005-04-20	2027-05-01
511230	Hill 4, 5	760.5	2005-04-20	2027-05-01
511234	Hill 6	185.9	2005-04-20	2027-05-01
511244	Hard 5,7	489.9	2005-04-20	2027-05-01
511251	Hard 8	473.4	2005-04-20	2027-05-01
511257	Hill 9, 10	1014.4	2005-04-20	2029-12-01
511279	Hard 9, 10	896.7	2005-04-20	2029-12-01
511304	Hill 7, 8	1149.7	2005-04-21	2029-09-01
511305	Hound 3	271	2005-04-21	2029-12-01
511306	Turn 2, Flat 7	881.2	2005-04-21	2029-12-01
511329	Hound 1, 2	1015.4	2005-04-21	2029-02-01
511330	Cub	592.6	2005-04-21	2029-10-01
511337	Cub 10, 18, Pup 1	1065.8	2005-04-21	2029-10-01
511340	Cub 17	253.9	2005-04-21	2029-12-01
511344	Turn 1, Bear 2	271	2005-04-21	2029-12-01
511347	Flat 3, 4	474.3	2005-04-21	2029-12-01
511348	Cub 2	389.4	2005-04-21	2029-10-01
511586	Pup 2	236.9	2005-04-25	2029-12-01
511593	Pup 3	101.5	2005-04-25	2029-10-01
511627	Cub 11	592.1	2005-04-25	2029-12-01
511628	Hard 1	709	2005-04-25	2027-05-01
511629	Hard 3	472.9	2005-04-25	2027-05-01

570454	Bear 1	456.8	2007-11-22	2029-12-01
570455	Bear 19, Bear 21 to 28	237	2007-11-22	2029-12-01
570456	Bear 3 to 18	220.2	2007-11-22	2029-12-01
570457	Bear 20	16.9	2007-11-22	2029-12-01
On-line Cell Mineral Claims
501131	Drift 1	422	2005-01-12	2027-05-01
501168	Drift 2	421.8	2005-01-12	2027-05-01
501234	Drift 3	421.7	2005-01-12	2027-05-01
501298	Drift 4	421.8	2005-01-12	2027-05-01
508218	Dinah 1	407.2	2005-03-03	2027-05-01
508219	Dinah 2	407.1	2005-03-03	2027-05-01
508221	Dinah 3	406.9	2005-03-03	2027-05-01
508222	Dinah 4	406	2005-03-03	2027-05-01
508223	Dinah 5	407.1	2005-03-03	2027-05-01
508225	Dinah 6	407.1	2005-03-03	2027-05-01
508226	Dinah 7	254.6	2005-03-03	2027-05-01
508227	Dinah 8	407.3	2005-03-03	2027-05-01
508228	Dinah 9	135.5	2005-03-03	2027-05-01
508229	Dinah 10	203.4	2005-03-03	2027-05-01
528780	T1	67.7	2006-02-23	2028-12-01
528781	T2	203.3	2006-02-23	2028-12-01
528782	T3	152.6	2006-02-23	2028-05-01
528784	T4	288.3	2006-02-23	2028-05-01
528787	T5	169.6	2006-02-23	2027-05-01
528788	T6	270.2	2006-02-23	2027-05-01
528789	T7	422.5	2006-02-23	2027-05-01
528790	T8	253.6	2006-02-23	2028-05-01
609390	FLAT 7	254.6	2009-07-21	2027-05-01
609394	FLAT 6	407.4	2009-07-21	2027-05-01
609396	FLAT 8	203.8	2009-07-21	2027-05-01
609397	FLAT 5	407.4	2009-07-21	2027-05-01
609398	FLAT 4	407.4	2009-07-21	2027-05-01
609403	FLAT 3	407.3	2009-07-21	2027-05-01
609423	FLAT 2	407.3	2009-07-21	2027-05-01
609424	FLAT 1	424.2	2009-07-21	2027-05-01
1057716	NWMAG	741.9	2018-01-16	2023-08-01
1071609	BLICK 1	560.3	2019-10-04	2020-10-04
1071610	BLICK 2	900.1	2019-10-04	2020-10-04
1071612	FAULKNER 1	897.5	2019-10-04	2020-10-04
1071613	FAULKNER 2	627.0	2019-10-04	2020-10-04
1071615	FAULKNER 3	1032.1	2019-10-04	2020-10-04

The following figure shows the claims for the Turnagain property listed above.

Exploration History

Nickel and copper sulphides were first recognized in rusty weathering exposures at the Discovery zone on the Turnagain River in about 1956. Falconbridge Nickel Mines Ltd. (Falconbridge) acquired the property in 1966 and, during the period 1966-1973, completed an airborne geophysical survey, ground geophysical surveys, geological mapping, geochemical surveys, and 28 wide-spaced diamond holes (2,895 m). The work identified several sulphide showings. The exploration program tested many of the mineralized outcrops by packsack drilling; the Discovery outcrop was not successfully drilled.

During the early 1970s, adjacent claims were investigated with a geochemical survey by Union Minière Exploration and Mining Corporation Ltd. (UMEX). Once the Falconbridge and UMEX claims expired, several of the showings were re-staked and tested with short, small diameter core holes by an unnamed party. Three EX-sized core holes, totaling 56 m, were drilled on the west bank of the Turnagain River in 1977. No significant intersections were reported, and the collars have not been located. In 1979, S. Bridcut drilled a single drill hole (17 m) near the east bank of the Turnagain River and intersected unmineralized quartz diorite.

The commodity of focus for exploration shifted to platinum group elements (PGEs) in the mid-1980s. A geochemical survey for PGEs was conducted for Equinox Resources Ltd. in 1986, and Bridcut re-sampled the Falconbridge core in 1988.

Work Completed by the Registrant

We acquired the Turnagain Property in 1996 and our exploration work that year included 400-line km of airborne magnetic surveys and 796 m of diamond drilling in 5 holes. Additional diamond drilling completed by our company in 1997 and 1998 amounted to 3,123m in 14 holes. Related work included 18-line km of surface magnetic surveys covering two areas of the property, bore hole pulse-electromagnetic surveys in four of the 1997-1998 drill holes and preliminary metallurgical test work on drill core composites.

In 2002 we performed ground magnetic and induced polarization geophysical surveys over part of the claim area and completed 1,687m of diamond drilling in 7 holes. Exploratory work in 2003 included geological mapping and prospecting with bedrock, stream sediment and limited soil sampling and 8,669 m of diamond drilling in 22 holes, including the deepening of one hole started in 2002. Preliminary metallurgical test work was conducted on composite 2002-2003 core samples.

In 2004 we conducted a comprehensive exploration program that included a helicopter borne magnetic and electromagnetic survey covering 1,866 line km, 14 km of ground magnetic and electromagnetic surveys, 1:20,000 scale aerial photography of the entire property, the collection of more than 3,000 geochemical soil samples, geological mapping, and 7522 m of diamond drilling in 49 holes. We analyzed the approximately 4,000 core samples for 30 elements including nickel, copper, cobalt, sulphur and often platinum and palladium. Extensive metallurgical test work has been completed on 2003-2004 composite core samples and on 2005-2006 composite core samples.

In 2005 our exploration program consisted of geological mapping, bedrock and soil sampling, and 7,143 m of diamond drilling in 37 holes. We also undertook various mineralogical, environmental baseline surveys, engineering, metallurgical and analytical studies on the property.

In 2006 our exploration program was completed by early November and included 19,111 m of diamond drilling in 68 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work on composite samples from our 2005 and 2006 drill core was also completed during 2007.

In 2007 our exploration program was completed by early November and included 24,325 m of diamond drilling in 72 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling. Metallurgical test-work was directed towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

In 2008 our exploration program was completed by early September and included 4,105 m of diamond drilling in 15 holes, surface mapping and sampling in several areas and continuation of fish habitat surveys and water sampling.  Metallurgical test-work continued towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.

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

In December 2011, the Company received the Turnagain Project Preliminary Economic Assessment ("PEA") prepared by AMC Mining Consultants (Canada) Ltd.  The complete PEA was filed on SEDAR on December 5, 2011.

During 2012-2017, the Company focused on finding a partner to take the Turnagain project to the feasibility level, reviewed possible opportunities for reducing the overall project capital costs and identified a PGE exploration program on the Turnagain property. During 2017, the Company was able to raise enough money to advance the project without requiring a partner.

In 2018 an exploration and infill program was completed by early October and included 10,835 m of diamond drilling in 40 holes. The program was primarily designed to increase sample densities to allow for a reclassification of those portions of the deposits categorized as Inferred Resources to Indicated Resources, and to collect representative material of appropriate characteristics for metallurgical testing in 2019.

In 2019 samples were collected from existing drill core for geochemical characterization, and geotechnical test pits were dug and logged, for stockpile and waste dump engineering studies in support of a future pre-feasibility study. Also, during 2019 mine engineering studies were conducted in support of an updated PEA expected in second quarter of 2020.

Item 4A Unresolved Staff Comments

Not applicable.

Item 5  Operating and Financial Review and Prospects

The following discussion and analysis should be read in conjunction with the consolidated financial statements and notes thereto included herein (see also "Selected Financial Data"). The consolidated financial statements have been prepared in accordance with IFRS.

A.   Operating Results

Our results of operations have been, and may continue to be, affected by many factors of a global nature, including economic and market conditions, the availability of capital, the level and volatility of prices and interest rates, currency values, commodities prices and other market indices, technological changes, the availability of credit, inflation and legislative and regulatory developments. Factors of a local nature, which include the political, social, financial and economic stability, the availability of capital, technology, workers, engineers and management, geological factors and weather conditions, also affect our results of operations. See "Key Information - Risk Factors". As a result of the economic and competitive factors discussed above, our results of operations may vary significantly from period to period.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

Other items - During the year ended December 31, 2019 ("2019"), the Company recorded a loss of $1,663,674 as compared to income of $1,150,637 during the year ended December 31, 2018 ("2018").  Included in loss in the 2019 period was the impact of the change in value of Cobalt 27 shares.  During 2019, the Cobalt 27 shares increased in value from $3.30 per share (as of December 31, 2018) to an average price on date of sale of $4.14 per share resulting in the Company recognizing a change in fair value gain of $3,334,120. The Company sold 813,200 shares during 2019 for net proceeds of $3,335,330 resulting in a realized loss of $2,682,350. Excluding the loss on sale of marketable securities and the unrealized gain on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $2,315,444.

The 2018 period income was from the sale of a 2% NSR on the Turnagain project, resulting in a gain of $7,067,703.  The Company received shares of Cobalt 27 as part of the proceeds from the sale of the 2% NSR.  From the date of acquisition of the shares to December 31, 2018, the fair value of the shares decreased by $3,334,120.  Excluding the gain on sale of the NSR and the unrealized loss on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $1,714,606.

General and Administrative - During 2019, the Company incurred an adjusted loss(1) of $2,315,444 ($0.05 per share) compared to an adjusted loss(1) of $1,714,606 ($0.04 per share) during 2018. The administrative expenses for 2019 were $2,346,165, up from $1,750,556 from 2018. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $79,923 (2018: $11,383) and $515,620 (2018: $500,742) in 2019, respectively. Excluding non-cash expenses, the 2019 administrative expenses were $1,750,622 up from $1,238,431 in 2018 due primarily to an increase in consulting fees and corporate communications and investor relations expenses. Consulting fees were $400,317 (2018: $174,200), an increase of $226,117 due to fees associated with analyzing the nickel market. Corporate communications and investor relations expenses in 2019 were $572,810 (2018: $376,076), an increase of $196,734. Legal, accounting and audit expenses in 2019 were $170,315 (2018: $138,024) an increase of $32,291 due to $18,575 of 2018 CFO fees included in management fees. Management and directors' fees in 2019 were $240,412 up $64,311 from the $176,101 incurred in 2018. Office and general expenses in 2019 were $280,796 (2018: $291,963), a decrease of $11,167. Travel and accommodation expenses were $85,972 compared to $82,067 in 2018. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2019 were approximately $146,000 per month compared to $103,000 per month in 2018. During 2019, the Company earned $15,995 from interest income compared to $35,950 for 2018.

Exploration - During 2019, the Company incurred expenditures on exploration and evaluation assets of $1,965,269 including $40,236 on assaying and testing, $143,935 on environmental studies, $903,283 on geological and engineering services and $437,133 on metallurgy relating to the Turnagain Project. The Company also paid $71,645 in advances and had $303,418 of survey, mapping, camp and transportation expenses.

Note:

(1) Adjusted loss for the year or period is not a term recognized under IFRS.

Year Ended December 31, 2018 Compared to Year Ended December 31, 2017

General and Administrative - During the year ended December 31, 2018 ("2018"), the Company recorded income of $1,150,637 ($0.03 per share) compared to a net loss of $683,299 ($0.03 per share) during the year ending December 31, 2017. The administrative expenses for 2018 were $1,750,556, up from $637,610 from 2017. Total administrative expenses included two non-cash expenses, amortization and stock-based compensation, these amounts were $11,383 (2017: $1,713) and $500,742 (2017: $360,493) in 2018, respectively. Excluding amortization and stock-based compensation expenses, the 2018 administrative expenses were $1,238,431 up from $275,404 in 2017. Office and general expenses in 2018 were $291,963 (2017: $123,067), an increase of $168,896. Corporate communications and investor relations in 2018 were $376,076 (2017: $33,429), an increase of $342,647, legal, accounting and audit in 2018 were $138,024 (2017: $21,167) an increase of $116,857. Management fees in 2018 were $176,101, up $122,501 from the $53,600 incurred in 2017. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2018 were approximately $103,000 per month compared to $22,950 per month in 2017.

At December 31, 2018 the Company did not impair the Turnagain mineral claims  At December 31, 2017 an impairment of $51,964 was recorded to carry the Turnagain mineral claims at $1 based on the then current nickel prices, the global over-supply of nickel held in inventories and the weaker than expected Chinese and European demand. During 2018, the Company earned $35,950 from interest income compared to $6,275 for 2017.

Exploration - During the year ended December 31, 2018, the Company incurred expenditures on exploration and evaluation assets of $5,002,519 (2017: $51,964). The exploration expenditures for 2018 were approximately $416,875 per month compared to $4,330 per month in 2017.

B.   Liquidity and Capital Resources

At December 31, 2019, the Company had working capital of $2,316,170 compared to working capital of $4,161,092 as at December 31, 2018. Accounts payable and accrued liabilities at December 31, 2019 were $383,785 and the current portion of the office lease obligation was $76,070. As of December 31, 2019, the Company did not have sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project as $1,007,373 of working capital is a receivable from the government for the British Columbia mining tax credit.  The Company will require additional capital to meet current and future obligations.

Our ability to continue as a going concern is dependent upon our ability to generate future profitable operations and/or to obtain the necessary financing to meet our obligations and repay our liabilities arising from normal business operations when they come due.  We have financed our operations to date through the issuance of equity.  The continued volatility in the financial equity markets may make it difficult to continue to raise funds by equity private placements.  There is no assurance that we will be successful with our financing ventures.

The Company does not currently have any borrowings and has not made any material commitments for capital expenditures as of the end of its latest financial year.

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

E.   Off-Balance Sheet Arrangements

None.

F.   Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5years	More than 5 years
Long-Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	-	-	-	-	-
Operating Lease Obligation	355,733	106,846	220,836	28,051	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	200,000	-	-	-	200,000
	555,733	106,846	220,836	28,051	200,000

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 65

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

Martin Vydra Director and President Age: 55

Mr. Vydra was appointed as our President in December 2019 and as a director of our company in November 2018.  As a director of the company, Mr. Vydra is responsible for the corporate governance of our company.

Lyle Davis Director Age: 63

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board, responsible for the management and supervision of our board of directors. As director, Mr. Davis is responsible for the corporate governance of our company.

Robert Morris Director Age: 57	Mr. Morris was appointed as a director of our company in January 2019. As a director of the company, Mr. Morris is responsible for the corporate governance of our company.
Anthony Milewski Director Age: 39	Mr. Milewski was appointed as a director of the company on April 29, 2019. As a director of the Company, Mr. Milewski is responsible for the corporate governance of the company.
Matthew Anderson Chief Financial Officer Age: 37

Mr. Anderson has served as our Controller and Chief Financial Officer since April of 2018.  As Controller and Chief Financial Officer, Mr. Anderson is responsible for the financial and corporate management and supervision of the affairs and the business of our company.

Leslie Young Corporate Secretary Age: 61

Ms. Young was appointed as our corporate secretary in June of 2004. As Corporate Secretary, Ms. Young is responsible for the internal accounting and record keeping, general administration, and making all necessary filings and financial reporting for our company.

Mark Jarvis - Director and Chief Executive Officer

Mr. Jarvis has considerable experience in the financing and operations of public companies, primarily in exploration and production of mining and oil and gas projects. After a career in financing exploration projects as a stockbroker, Mr. Jarvis moved to the corporate side of the business by joining the Board of Ultra Petroleum, at the time a small oil and gas exploration and development company, in 1996. As Director responsible for Corporate Finance, he raised the equity capital necessary for proof of concept and to establish enough production to leverage further growth through debt financing. Ultra's Pinedale Anticline project ultimately grew to three (3) trillion cu. ft. of proved gas reserves. Mr. Jarvis has held the position of CEO and President of Giga Metals Corporation (formerly Hard Creek Nickel Corporation) since January 7th 2004. During his tenure the Company has drilled a very large nickel/cobalt deposit, worked out a reliable metallurgical circuit and published a 43-101 compliant Preliminary Economic Assessment.

Martin Vydra - President and Director

Mr. Vydra was appointed President of our company in December 2019 and a director of our company in November 2018.  Mr. Vydra is an independent director of the Company and after a 31 year career with Sherritt International Corporation, a leader in the mining, processing and refining of lateritic nickel and cobalt with operations in Canada, Cuba and Madagascar, he took on the role of Head of Strategy at Conic Metals Corp. (formerly Cobalt 27 Capital Corp.). Mr. Vydra is widely recognized as an expert in nickel and cobalt extraction, processing and refining including the development and application of advanced technologies to maximize the recovery of valuable metals such as nickel and cobalt from a variety of feeds. Most recently, Mr. Vydra served as Sherritt's Senior Vice President, Commercial and Technologies, where he had oversight for the sales and marketing of nickel and cobalt, and marketing and commercialization of Sherritt's proprietary technologies.

Lyle Davis - Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was elected as a director of our company in June of 2004. Mr. Davis has an M.B.A. from the University of British Columbia with a major in finance, a Bachelor of Applied Science in Civil Engineering from Queen's University, and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Davis is the President and CEO of Condor Resources Inc. (since 2013) and is a director of Earl Resources Limited. From 1999 until 2008, Mr. Davis was the President of Ellardee Group Capital Inc. a firm providing business consulting services, primarily for public companies. He previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE's corporate finance division.

Robert Morris - Director

Mr. Morris was appointed director of our company in January 2019.  Mr. Morris is a former senior executive with Vale S.A., the largest nickel producer in the world, and most recently as Executive Vice President with global accountability for sales and marketing of Vale's base metals portfolio, including Nickel, Copper, Cobalt and Precious Metals. He was an officer of Vale and member of the senior management committee. Mr. Morris previously served as President and Representative Director of Vale Japan Limited, where he managed assets with an annual turnover of U.S. $850 million. Prior to joining Vale, he was Managing Director, Greater China for Umicore Marketing Services, accountable for the company's regional business development, trading, distribution and agency activities. He also worked directly with Umicore Business Units on M&A activities in the region.

Anthony Milewski - Director

Mr. Milewski was appointed director of the company on April 29, 2019.  Mr. Milewski is the founder, Chairman and CEO of Conic Metals Corp. (formerly Cobalt 27 Capital Corp.).  He has served as a member of the LME Cobalt Committee and has deep experience in the mining industry as a director, advisor, founder and investor.  Mr. Milewski previously worked at Renaissance Capital and Skadden, Arps, Slate, Meagher & Flom LLP in Moscow where he focused on advisory and transactional work in metals & mining and oil & gas sectors. Mr. Milewski holds a B.A. in Russian history from Brigham Young University, an M.A. in Russian and Central Asian Studies from the University of Washington, and a J.D. from the University of Washington. He holds an LLM from the Russian Academy of Sciences.

Matthew Anderson - Chief Financial Officer

Mr. Anderson has served as our Controller and Chief Financial Officer since April 2018.  Mr. Anderson completed his bachelors of commerce degree at McGill University in Montreal. He earned his CPA, CA accreditation in 2008 after which he began providing accounting and CFO services to junior public companies primarily involved in the natural resource sector. He has extensive experience in financial and accounting related functions based on his experience working with a number of junior public companies. His business experience includes mining, oil and gas and technology. He is a member in good standing of the Chartered Professional Accountants of British Columbia.

Leslie Young - Corporate Secretary

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

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2019:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compen- sation ($)	Total Compen- sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2019	96,000	Nil	Nil	Nil	Nil	Nil	Nil	96,000
Martin Vydra President and Director	2019	6,500	Nil	197,555	Nil	Nil	Nil	5,500	209,555
Lyle Davis Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	6,000	6,000
Robert Morris Director	2019	Nil	Nil	68,857	Nil	Nil	Nil	5,622	74,479
Anthony Milewski Director	2019	Nil	Nil	88,921	Nil	Nil	Nil	52,427	141,348
Matthew Anderson Chief Financial Officer	2019	Nil	Nil	Nil	Nil	Nil	Nil	31,132	31,132
Leslie Young Corporate Secretary	2019	58,000	Nil	Nil	Nil	Nil	Nil	Nil	58,000
Dr. Jon Hykawy Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	378	378
Philip Robinson Former Director	2019	Nil	Nil	Nil	Nil	Nil	Nil	1,500	1,500

Our company does not have any pension or retirement plans, nor does our company compensate its directors and officers by way of any material bonus or profit sharing plans.  Directors, officers, employees and other key personnel of our company may be compensated by way of stock options at the discretion of the board of directors.

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

Our Articles also permit the directors to appoint additional directors to the board between annual general meetings so long as the number appointed does not exceed more than one-third of the number of directors elected at the last annual general meeting. Individuals appointed as directors to fill casual vacancies created on the board or added as additional directors hold office like any other director until the next annual general meeting at which time they may be re-elected or replaced.

None of our directors have service contracts with our company or any of its subsidiaries providing for benefits upon termination of employment.

The members of our company's audit committee include Mark Jarvis, Lyle Davis and Robert Morris.

The audit committee reviews and approves the scope of the audit procedures employed by our independent auditors, reviews the results of the auditor's examination, the scope of audits, the auditor's opinion on the adequacy of internal controls and quality of financial reporting, if applicable, and our accounting and reporting principles, policies and practices, as well as our accounting, financial and operating controls. The audit committee also reports to the board of directors with respect to such matters and recommends the selection of independent auditors. Before financial statements that are to be submitted to the shareholders at an annual general meeting are considered by the board of directors, such financial statements are submitted to the audit committee for review with the independent auditors, following which the report of the audit committee on the financial statements is submitted to the board of directors.

Members of the Compensation Committee consist of Lyle Davis, Robert Morris and Anthony Milewski.  The Compensation Committee reviews and approves the compensation paid to the Chief Executive Officer.

D.   Employees

As of December 31, 2019, we had two full time employee and five part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E.   Share Ownership

There were 55,494,015 Common Shares issued and outstanding as of April 27, 2020. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 27, 2020:

Name	Number of Common Shares Beneficially Owned as of April 27, 2020	Percentage(1)
Mark Jarvis	5,145,415 (2)	7.1%
Lyle Davis	345,000 (3)	0.5%
Matthew Anderson	100,000 (4)	0.1%
Leslie Young	131,380 (5)	0.2%
Martin Vydra	1,290,000 (6)	1.5%
Robert Morris	335,000 (7)	0.5%
Anthony Milewski	3,950,000 (8)	5.4%

(1)

Based on 55,494,015 Common Shares issued and outstanding as at April 27, 2020, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 27, 2020.

(2)	Includes stock options to purchase up to 350,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to November 21, 2023
(3)	Includes stock options to purchase up to 300,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to November 21,2023
(4)	Includes stock options to purchase up to 100,000 of our Common Shares at an exercise price of $0.55 - $0.60 per share expiring up to April 20, 2023
(5)	Includes stock options to purchase up to 125,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to February 5, 2023.
(6)	Includes stock options to purchase up to 900,000 of our Common Shares at an exercise price of $0.35 - $0.45 per share expiring up to November 15, 2024
(7)	Includes stock option to purchase up to 300,000 of our Common Shares at an exercise price of $0.35 per share expiring up to January 23, 2024.
(8)

Includes stock option to purchase up to 500,000 of our Common Shares at an exercise price of $0.20 per share expiring on April 30, 2024 and 1,500,000 warrants at an exercise price of $0.08 per share expiring on August 30, 2020.

Stock Option Plan

The only security based compensation arrangement which we in place is the amended and restated stock option plan (the "Plan"), which was approved by the Company's shareholders at our annual general and special meeting held on June 27, 2008. The Company amended and restated its previous stock option plan (approved by shareholders at the Company's 2004 annual general meeting) (the "2004 Plan") to meet the requirements of the policies of the TSX Venture Exchange (the "TSX-V") as set out in the TSX-V Company Manual (the "Manual"). The Company also made certain amendments to the 2004 Plan, to allow for beneficial tax treatment of incentive stock options by certain eligible persons who are subject to tax in the United States.

The purpose of the Plan is to advance the interests of the Company by encouraging our directors, officers, employees, consultants and management company employees to acquire Common Shares in the Company, thereby increasing their proprietary interest in the Company, encouraging them to remain associated with the Company and furnishing them with additional incentive in their efforts on behalf of the Company in the conduct of their affairs.

The rules of the TSX-V provide that all unallocated options issuable under a "rolling" stock option plan must be approved our shareholders every year after the institution of the stock option plan.

Eligible Participants

Stock options ("Options") to purchase Common Shares may be granted to the following persons under the Plan:

a) Eligible Employees (as defined in the Plan);

b) Service Providers (as defined in Section 613(b) of the Manual):

c) directors;

d) consultants; and

e) such other persons as the plan administrator will select, subject to applicable laws.

Securities Available for Issuance under the Plan

Subject to adjustment as provided in Section 13 of the Plan, the Options to be offered under the Plan consist of authorized but unissued Shares of the Company.  The aggregate number of shares to be delivered upon the exercise of all Options granted under the Plan cannot exceed an amount equal to 10% of the issued shares of the Company at the time of any granting of Options (on a non-diluted basis).

Issuances to Insiders

The Plan limits the number of Options which may be granted under the Plan to Insiders (as defined under applicable laws) as follows:

a) the number of Common Shares reserved for issuance with respect to options granted to Insiders cannot exceed ten percent (10%) of the issued and outstanding Common Shares on the grant date;

b) the issuance to Insiders, within a one year period, cannot result in a number of Common Shares issued to Insiders exceeding ten percent (10%) of the issued and outstanding Common Shares; and

c) the issuance of Common Shares to any one Insider, within a one year period, cannot exceed five percent (5%) of the issued and outstanding Common Shares.

Issuances to Individuals

The Plan limits the number of Options which may be granted under the Plan to any individual.  No person is eligible to receive Options to purchase more than 5% of the issued and outstanding Common Shares (subject to adjustment as set forth in the Plan).  Additionally, the number of Options granted to persons employed in investor relations activities and to consultants is limited to 2% of the issued and outstanding Common Shares.

Option Price

The exercise price of each Option is determined by the plan administrator in accordance with applicable laws, including the Manual and, for certain Options, the United States Internal Revenue Code of 1986.  The exercise price per Common Share cannot be less than the closing trading price of the Common Shares on the TSX-V on the last trading day preceding the date on which the Option is granted (or if the Common Shares are not then listed and posted for trading on the TSX-V, on such other stock exchange or quotation system on which the Common Shares are listed and posted for trading).  In the event that the Common Shares are not listed and posted for trading on any stock exchange or other quotation system, the exercise price will be the fair market value of the Common Shares as determined by the plan administrator.  Additional restrictions on the exercise price of Options are stated in the Plan.

Vesting

The Plan provides that no Option will be exercisable until it has vested.  The plan administrator may, in its sole discretion, determine the time during which Options will vest and the method of vesting or that no vesting restriction will exist.  The vesting of one or more outstanding Options may be accelerated by the plan administrator at such times and in such amounts as it will determine in its sole discretion.

Term

Except as otherwise provided in the Plan, the term of each Option is a period of time fixed by the plan administrator, not to exceed the maximum period permitted by any stock exchange or quotation system on which the Common Shares are then listed or other regulatory body having jurisdiction.

Termination

The Plan provides that, if an Optionee ceases to be a director, officer, employee or consultant, as the case may be, of the Company for any reason (other than death), that person may, but only within 90 days next succeeding his ceasing to be a director, officer, employee or consultant, exercise his Option to the extent that he was entitled to exercise it at the date of such cessation provided that, in the case of such person who is engaged in investor relations activity on behalf of the Company, the 90 day period will be shortened to 30 days.  In the case of termination of employment or contractual relationship with the Company or its subsidiaries for cause (as determined in the sole discretion of the plan administrator), the Options will terminate immediately.

In the event of the death of an Option holder, the Option previously granted to him is exercisable only within the 12 months next succeeding such death and then only:

a) by the person or persons to whom the Option holder's rights under the Option will pass by the Option holder's will or the laws of descent and distribution of the Option holder's domicile at the time of death; and

b) if and to the extent that he was entitled to exercise the Option at the date of his death.

Transferability

All benefits, rights and Options accruing to the Option holder in accordance with the terms and conditions of the Plan are not transferable or assignable unless specifically provided for by the Plan.

Amendment

The plan administrator may, at any time, suspend or terminate the Plan.  The board may, subject to such approvals as may be required under the rules of any stock exchange or which the Shares are then listed, or other regulatory body having jurisdiction or any applicable securities laws, also at any time amend or revise the terms of the Plan, provided that no such amendment or revision will alter the terms of any Options granted under the Plan prior to such amendment or revision.

Notwithstanding the foregoing, the events triggering acceleration of vesting of outstanding Options may be modified, expanded or eliminated without the consent of Option holders and the plan administrator may modify grants to persons who are eligible to receive Options under this Plan who are foreign nationals or employed outside Canada and the United States to recognize differences in local law, tax policy or custom.

So long as it remains a policy of the TSX-V, or such other stock exchange or quotation system on which the Company's Common Shares are listed and posted for trading, the Company will obtain disinterested shareholder approval for any reduction in the exercise price of the Option if the Option holder is an Insider of the Company at the time of the proposed amendment.

Item 7  Major Shareholders and Related Party Transactions

A.   Major Shareholders

The following table sets forth, as of April 27, 2020, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Brian Usher-Jones	5,097,395	9.2%
Mark Jarvis	4,795,415 (2)	8.6%
Conic Metals Corp. (formerly Cobalt 27 Capital Corp.)	3,980,000	7.2%

(1)	Based on 55,494,015 Common Shares issued and outstanding as at April 27, 2020.
(2)	Does not include stock options to purchase up to 350,000 of our Common Shares.

During 2019, Conic Metals Corp. increased their shareholdings and became beneficial owners of more than five (5%) of our Common Shares.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B.   Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2017 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals' families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company during the years ended December 31, 2019, 2018 and 2017.

	2019 $	2018 $	2017 $
Accounting fees	31,132	28,709	-
Directors fees	71,427	-	-
Interest expense	-	-	551
Management fees	160,500	163,819	56,100
Stock-based compensation	355,333	283,194	41,163
	618,392	475,722	97,814

C.   Interests of Experts and Counsel

Not required.

Item 8  Financial Information

A.   Consolidated Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The audited consolidated financial statements for the years ended December 31, 2019 and 2018 can be found under "Item 18 Financial Statements".

Legal Proceedings

There are no legal or arbitration proceedings which may have, or have had in the recent past, a significant effect on our financial position or profitability.

Dividend Distributions

Holders of our common shares are entitled to receive such dividends as may be declared from time to time by our board of directors, in its discretion, out of funds legally available for that purpose. We intend to retain future earnings, if any, for use in the operation and expansion of our business and do not intend to pay any cash dividends in the foreseeable future.

B.  Significant Changes

Our company is not aware of any significant change since December 31, 2019 that is not otherwise reported in this filing.

Item 9  The Listing

Our common shares trade on the Toronto Stock Exchange. Our symbol is "GIGA" and our CUSIP number is 37518K102.  We are also listed on the OTCBQ.

A. Offer and Listing Details

Our Common Shares currently trade on the TSX Venture Exchange under the symbol "GIGA". Our Common Shares commenced trading on the TSX Venture Exchange in August 2002. On September 19, 2008, we voluntarily de-listed our Common Shares from the TSX Venture Exchange, and commenced trading of our Common Shares on the Toronto Stock Exchange. On October 17, 2014, we voluntarily de-listed from the Toronto Stock Exchange and re-commenced trading on the TSX Venture Exchange.

Since June 7, 2019 our Common Shares have been listed on the OTCQB Venture Market under the symbol "HNCKF". Our Common Shares are also listed on the Frankfurt Stock Exchange under the symbol "BRR2."

The trading price and volume of the Company's Common Shares has been and may continue to be subject to wide fluctuations. The stock market has generally experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of companies with little or no current business operations. Because our Common Shares are only sporadically traded on the TSX Venture Exchange, the OTCQB and the Frankfurt Stock Exchange, shareholders may find it difficult to liquidate their Common Shares, or purchase new Common Shares, at certain times.

B.  Plan of Distribution

Not required.

C.  Markets

Since October 17, 2014, our Common Shares have been listed on the TSX Venture Exchange under the symbol "GIGA."  Since June 7, 2019 our Common Shares have been listed on the OTCQB Venture Market under the symbol "HNCKF". Our Common Shares are also listed on the Frankfurt Stock Exchange under the symbol "BRR2." Our common shares are not currently listed for trading on any other market or quotation system.

D.  Selling Shareholders

Not required.

E.  Dilution

Not required.

F.  Expenses of the Issue

Not required.

Item 10 Additional Information

A.   Share Capital

Not required.

B.   Memorandum and articles of association

Incorporation

We were incorporated under the Company Act (British Columbia) on January 17, 1983. The Company Act (British Columbia) was repealed on March 29, 2004 when the Business Corporations Act (British Columbia) came into force. Accordingly, on June 15, 2004 we filed a transition application under the Business Corporations Act (British Columbia) and received the incorporation number 259067. We filed our Notice of Articles, which replaced our Memorandum of Incorporation, with the Registrar of Companies of British Columbia together with our transition application. A copy of our Notice of Articles may be obtained from the Registrar of Companies of British Columbia or from our corporate solicitors, Clark Wilson LLP, Suite 900 - 885 West Georgia Street, Vancouver, B.C. V6C 3H1. On June 25, 2004, we adopted our current Articles of Incorporation and a copy of which may be obtained from our corporate solicitors, Clark Wilson LLP, Suite 900 - 885 West Georgia Street, Vancouver, B.C. V6C 3H1.

Objects and Purposes of the Company

Our Notice of Articles and Articles of Incorporation place no restrictions upon our objects and purposes.

Directors' Powers

Our Articles of Incorporation do not contain any special provision with respect to a director's power to vote on a proposal, arrangement or contract in which the director is materially interested. Such power of directors will be exercised by our directors in accordance with Sections 147 to 153 of the Business Corporations Act (British Columbia), which provides in part that a director who is a party to, or who is also a director or officer of or has a material interest in any person who is a party to, a material contract or proposed material contract with us shall disclose the nature and extent of his interest at the time and in the manner provided by the Business Corporations Act (British Columbia). The Business Corporations Act (British Columbia) also provides that any such contract or proposed contract shall be referred to the board or shareholders for approval and a director whose interest in a contract is so referred to the board shall not vote on any resolution to approve the same.

Section 10.6 of our Articles of Incorporation provides that the directors shall be paid such remuneration for their services as the board may from time to time determine. The directors shall also be entitled to be reimbursed for traveling and other expenses properly incurred by them in attending meetings of the board or any committee thereof. No independent quorum is required when the board is making decisions on directors' remuneration.

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

Section 263 provides the process for changing a company's name.

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

If a company existed before the Business Corporations Act (British Columbia) but it has made the transition to become a "Business Corporations Act (British Columbia)" as described in the Act and its articles include a provision that was not capable of alteration under the old act that governed the company, that company must not alter that provision unless the alteration is ordered by the court, or authorized by a unanimous resolution by vote of every shareholder.

Under section 265, where under our articles or the Business Corporations Act (British Columbia), we are allowed or required to pass a shareholders resolution or a directors' resolution, and there is a conflict between our articles of incorporation and the Business Corporations Act (British Columbia) regarding the majority of votes that is required to pass the resolution, we must, in order to pass the resolution, obtain the greater of the majority of votes required by our articles and the majority of votes required by the Business Corporations Act (British Columbia).

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

According to Section 7.4 of our Articles of Incorporation, notice of the time and place of each meeting of shareholders shall be given not less than 21 days before the date of the meeting to each director, to the auditor and to each shareholder who at the close of business on the record date for notice is entered in the securities register as the holder of one or more shares carrying the right to vote at the meeting. Notice of a meeting of the shareholders called for any purpose other than consideration of the financial statements and auditor's report, election of directors and re-appointment of incumbent auditor shall state the nature of such business in sufficient detail to permit the shareholder to form a reasoned judgment thereon and shall attach to it a copy of the document to be considered, approved, ratified, adopted or authorized at the meeting or state that a copy of the document will be available for inspection by the shareholders at the company's records office or such other reasonably accessible location in British Columbia. A shareholder may in any manner waive notice of or otherwise consent to a meeting of shareholders.

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

The Investment Canada Act (Canada) will prohibit implementation, or if necessary, require divestiture of an investment deemed "reviewable" under the Investment Canada Act (Canada) by an investor that is not a "Canadian" as defined in the Investment Canada Act (Canada) (a "non-Canadian"), unless after review the Minister responsible for the Investment Canada Act (Canada) ("the Minister") is satisfied that the "reviewable" investment is likely to be of net benefit to Canada. An investment in our Common Shares by a non-Canadian, who is not a resident of a World Trade Organization member, would be reviewable under the Investment Canada Act (Canada) if it was an investment to acquire control of our company and the value of the assets of our company was $5 million or more. An investment in our common shares by WTO Investors would be reviewable only if it was an investment to acquire control of our company and the value of the assets of our company was equal to or greater than a specified amount (the "Review Threshold"), which is published by the Minister after its determination for any particular year.

A non-Canadian would be deemed to acquire control of our company for the purposes of the Investment Canada Act (Canada) if the non-Canadian acquired a majority of our outstanding common shares (or less than a majority but controlled our company in fact through the ownership of one-third or more of our outstanding common shares) unless it could be established that, on the acquisition, we were not controlled in fact by the acquirer through the ownership of such common shares. Certain transactions in relation to our common shares would be exempt from review under the Investment Canada Act (Canada), including, among others, the following:

1. acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;

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

C.   Material Contracts

Sale of Royalty

On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. for consideration of US$1,000,000 in cash and 1,125,000 Cobalt 27 common shares at $7.40 per share for a fair value of $8,325,000.  The Company paid a finders' fee of US$600,000 to a third party.

Under the terms of the NSR Agreement, 75% of the proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain.  Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company's board of directors.  The Company has the right to repurchase 0.5% of the 2% NSR for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Other than the sale of the 2% NSR as discussed above, we have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2018, the two fiscal years preceding or the current fiscal year up to and including the date of this Annual Report.

D.       Exchange Controls

There are no government laws, decrees or regulations in Canada which restrict the export or import of capital or which affect the remittance of dividends, interest or other payments to non-resident holders of our common shares. Any remittances of dividends to United States residents and to other non-residents are, however, subject to withholding tax. See "Taxation" below.

There are no limitations imposed by the laws of Canada, the laws of Alberta or by the charter or other governing documents of the Company on the right of a non-resident to hold or vote common shares of the Company, other than as provided in the Investment Canada Act (the "Investment Act") and the potential requirement for a review under the Competition Act (Canada) (a "Competition Act Review").

The following summarizes the principal features of the Investment Act and the Competition Act Review for a non-resident who proposes to acquire common shares.  This summary is of a general nature only and is not intended to be, nor is it, a substitute for independent advice from an investor's own advisor. This summary does not anticipate statutory or regulatory amendments.

The Canadian Investment Act

The Canadian Investment Act generally prohibits implementation of a reviewable investment by an individual, government or agency thereof, corporation, partnership, trust or joint venture that is not a "Canadian" as defined in the Investment Act (a "non-Canadian"), unless, after review, the minister responsible for the Investment Act (the "Minister") is satisfied that the investment is likely to be of a net benefit to Canada. Under the Investment Act, a United States citizen qualifies as a "World Trade Organization Investor." Subject to the restrictions noted below, an investment in a Canadian business by a World Trade Organization Investor would be reviewable under the Investment Act only if it is an investment to acquire control of such Canadian business and the value of the assets of the Canadian business as shown on its financial statements is not less than a specified amount, which for 1999 was $184 million. An investment in the shares of a Canadian business by a non-Canadian other than a "World Trade Organization Investor" when the Company is not controlled by a World Trade Organization Investor, would be reviewable under the Investment Act if it is an investment to acquire control of the Canadian business and the value of the assets of the Canadian business as shown on its financial statements is $5 million or more, or if an order for review is made by the federal cabinet on the grounds that the investment relates to Canada's cultural heritage or national identity.

The acquisition by a World Trade Organization Investor of control of a Canadian business in any of the following sectors is also subject to review if the value of the assets of the Canadian business exceeds $5 million (as shown on its financial statements): uranium, financial services (except insurance), transportation services and cultural businesses, which include broadcast media (publication, distribution or sale of books, magazines, periodicals, newspapers, music, film and video products and the exhibition of film and video products), television and radio services. As the Company's business does not fall under any of the aforementioned categories, the acquisition of control of the Company, in excess of the $5 million threshold, by a World Trade Organization Investor would not be subject to such review.  A non-Canadian would acquire control of the Company for purposes of the Investment Act if the non-Canadian acquired a majority of the common shares.

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

Certain transactions relating to common shares are exempt from the Investment Act, including:

•	an acquisition of common shares by a person in the ordinary course of that person's business as a trader or dealer in securities;
•

an acquisition of control of the Company in connection with the realization of security granted for a loan or other financial assistance and not for a purpose related to the provisions of the Investment Act; and

•

an acquisition of control of the Company by reason of an amalgamation, merger, consolidation or corporate reorganization, following which the ultimate direct or indirect control in fact of the Company, through the ownership of common shares, remained unchanged.

Canadian Competition Act Review

Investments giving rise to the acquisition or establishment, directly or indirectly, by one or more persons of control over, or a significant interest in the whole or part of a business of a competitor, supplier, customer or other person are subject to substantive review by Canada's Competition Law Authority, the Director of Investigation and Research (the "Director"). If or when the Director concludes that a merger, whether by purchase or lease of shares or assets, by amalgamation or by combination, or otherwise, prevents or lessens, or is likely to prevent or lessen competition substantially, he may apply as may be necessary to eliminate the substantial lessening or prevention of competition. Such substantive merger review power applies to all mergers, whether or not they meet limits for pre-notification under the Competition Act.

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

E.   Taxation

This summary is of a general nature only and is not intended to be, and should not be interpreted as, legal or tax advice to any prospective purchaser or holder of the Company's shares and no representation with respect to the Canadian federal income tax consequences to any such prospective purchaser is made. Accordingly, prospective purchasers of the Company's shares should consult with their own tax advisors with respect to their individual circumstances.

The following summary describes the principal Canadian federal income tax considerations generally applicable to a holder of the Company's shares who, for purposes of the Income Tax Act (Canada) (the "Canadian Income Tax Act") and the Canada-United States Income Tax Convention, 1980 (the "Convention") and at all relevant times is resident in the United States and not resident in Canada, deals at arm's length with the Company, holds the Company's shares as capital property, and does not use or hold and is not deemed to use or hold the Company's shares in or in the course of carrying on business in Canada (a "United States Holder").

This following summary is based upon the current provisions of the Canadian Income Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Income Tax Act and the regulations announced by the Minister of Finance (Canada) prior to the date hereof and the Company's understanding of the published administrative practices of the Canada Customs and Revenue Agency (formerly Revenue Canada, Customs, Excise and Taxation). This summary does not take into account or anticipate any other changes in the governing law, whether by judicial, governmental or legislative decision or action, nor does it take into account the tax legislation or considerations of any province, territory or non-Canadian jurisdiction (including the United States), which legislation or considerations may differ significantly from those described herein.

Disposition of the Company's Shares

In general, a United States shareholder will not be subject to Canadian income tax on capital gains arising on the disposition of the Company's shares, unless such shares are "taxable Canadian property" within the meaning of the Canadian Income Tax Act and no relief is afforded under any applicable tax treaty. The shares of the Company would be taxable Canadian property of a non-resident if at any time during the five-year period immediately preceding a disposition by the non-resident of such shares, not less than 25% of the issued shares of any class or series of all classes of shares of the Company belonged to the non-resident, to persons with whom the non-resident did not deal at arm's length, or to the non-resident and persons with whom the non-resident did not deal at arm's length for purposes of the Canadian Income Tax Act. For this purpose, issued shares include options to acquire such shares (including conversion rights) held by such persons. Under the Convention, a capital gain realized by a resident of the United States will not be subject to Canadian tax unless the value of the shares of the Company is derived principally from real estate (as defined in the Convention) situated in Canada.

F.   Dividends and Paying Agents

Not applicable.

G.   Statements by Experts

Not required.

H.   Documents on Display

The documents concerning our company may be viewed at the offices of our corporate solicitor, Clark Wilson LLP, Suite 900 - 885 West Georgia Street, Vancouver, British Columbia, V6C 3H1, during normal business hours.

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

A. Disclosure Controls and Procedures

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2019, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company's Chief Executive Officer and Chief Financial Officer have concluded that our company's disclosure controls and procedures were effective as of December 31, 2019.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2019.  In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company's internal controls over financial reporting as of December 31, 2019. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, we concluded that our company's internal controls over financial reporting were effective as of December 31, 2019.

C. Attestation Report of the Registered Public Accounting Firm

Not required.

D. Changes in Internal Control over Financial Reporting

There were no changes during the period covered by this Annual Report in our company's internal controls over financial reporting that have materially affected, or are reasonably likely to materially affect our company's internal control over financial reporting.

Item 16  [Reserved]

Item 16A.      Audit Committee Financial Expert

The Board of Directors has determined that the Company has at least one independent audit committee financial expert serving on its audit committee, this person being Lyle Davis, our Chairman and who also serves as Chair of the Audit Committee. Please refer to Item 6.A for Mr. Davis' relevant experience.

Item 16B.    Code of Ethics

The Board has adopted a Code of Ethics and Insider Trading Policy which has been distributed to its directors, officers, employees and consultants.  A copy of the Code is available from the Company on written request or may be viewed on the Company's website at www.gigametals.com.

Item 16C.    Principal Accountant Fees and Services

Audit Fees Billed

 Fiscal Year 2019:  $25,305 Fiscal Year 2018:  $22,000

Audit-Related Fees Billed

Fiscal Year 2019: $Nil Fiscal Year 2018: $Nil

Tax Fees Billed

Fiscal Year 2019: $Nil Fiscal Year 2018: $Nil

All Other Fees Billed

Fiscal Year 2019: $Nil Fiscal Year 2018: $Nil

Item 16D.    Exemptions from the Listing Standards for Audit Committees

Not Applicable

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not Applicable

Item 16F.    Change in Registrant's Certifying Accountant

Effective October 28, 2019, we changed our principal accountant to Crowe MacKay LLP and received the resignation of our former accountant, Dale Matheson Carr-Hilton LaBonte LLP.  The principal accountant's report on the financial statements for either of the past two years did not contain any adverse opinion or a disclaimer of opinion, nor were they qualified or modified as to uncertainty, audit scope, or accounting principles. The decision to change our principal accountant was approved by our Audit Committee and our Board of Directors.

During the two most recent fiscal years and any interim period preceding the resignation, there were no disagreements with the former accountant on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedure, which disagreement(s), if not resolved to the satisfaction of the former accountant, would have caused it to make reference to the subject matter of the disagreement(s) in connection with its report.

Item 16G.  Corporate Governance

Not Applicable

Item 16H.  Mine Safety Disclosure

Not Applicable

PART III

Item 17   Financial Statements

Not applicable.  See "Item 18. Financial Statements" below.

Item 18   Financial Statements

The financial statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Statement. The auditor’s report of Crowe MacKay LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

Independent Auditor’s Report.

Consolidated Statements of Financial Position as at December 31, 2019, and 2018.

Consolidated Statements of Comprehensive Loss for the years ended December 31, 2019 and 2018.

Consolidated Statements of Cash Flows for the years ended December 31, 2019 and 2018.

Item 19 Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)
1.2	Articles of Canadian Metals Exploration Limited (the name had been changed to Hard Creek Nickel Corporation) (1)
1.3	Certificate of Change of Name under The Business Corporation Act (British Columbia) (the name had been changed to Giga Metals Corporation (3)

8.	List of Subsidiaries

8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*
12.2	Section 302 Certification under Sarbanes-Oxley Act for Matthew Anderson *

13	Section 906 Certifications

13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*
13.2	Section 906 Certifications under Sarbanes-Oxley Act for Matthew Anderson*

15.	Additional Exhibits

15.1	Consent of Greg Ross, P.Geo*
15.2	Code of Ethics (2)
15.3	Letter from Dale Matheson Carr-Hilton LaBonte LLP dated April 21, 2020*

(101)	Interactive Data File

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

(1) Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.

(2) Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.

(3) Previously submitted with our Annual Report Form 20-F filed on April 30, 2018

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GIGA METALS CORPORATION

"Matthew Anderson"

Matthew Anderson

Chief Financial Officer
Date: April 28, 2020

Consolidated Financial Statements

Years Ended December 31, 2019 and 2018

Expressed in Canadian Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Giga Metals Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statement of financial position of Giga Metals Corporation (the "Company") as at December 31, 2019 and the related consolidated statements of comprehensive income (loss), changes in equity and cash flows for the year then ended, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2019, and its consolidated financial performance and its consolidated cash flows for the year then ended, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Going Concern

The accompanying consolidated financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the consolidated financial statements, the Company has a working capital deficit and has suffered recurring losses from operations. These conditions raise substantial doubt about the Company's ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified in respect of this matter.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.  We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provide a reasonable basis for our opinion.

/s/ Crowe MacKay LLP

Chartered Professional Accountants

We have served as the Company's auditor since 2019.

Vancouver, Canada

April 27, 2020

Giga Metals Corporation
Consolidated Statements of Financial Position
As at December 31, 2019 and 2018
(Expressed in Canadian Dollars)

	Notes	2019 $	2018 $
ASSETS
Current assets
Cash and cash equivalents		1,640,642	405,849
Receivables	4	1,071,018	1,090,803
Marketable securities	5	-	2,683,560
Prepaid expenses and deposits		64,365	293,861
		2,776,025	4,474,073
Non-current assets
Reclamation deposits		232,000	232,000
Equipment and right of use assets	6	341,163	70,444
Exploration and evaluation assets	7	4,390,312	2,333,269
		4,963,475	2,635,713
TOTAL ASSETS		7,739,500	7,109,786
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	8	383,785	312,981
Lease obligation - short-term	9	76,070	-
		459,855	312,981

Non-current liabilities
Lease obligation - long-term	9	217,394	-
Asset retirement obligations	2	200,000	-
		417,394	-
TOTAL LIABILITIES		877,249	312,981
EQUITY
Share capital	11	55,091,542	53,870,374
Share-based payment reserve	12	7,763,393	7,255,441
Deficit		(55,992,684)	(54,329,010)
TOTAL EQUITY		6,862,251	6,796,805
TOTAL LIABILITIES AND EQUITY		7,739,500	7,109,786

Nature and continuance of operations (Note 1)

Commitments (Note 9)

APPROVED BY:

DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statements of Comprehensive (Loss) Income
For the years ended December 31, 2019 and 2018
Expressed in Canadian Dollars

	Notes	2019 $	2018 $

Operating expenses
Amortization	6	79,923	11,383
Consulting fees		400,317	174,200
Corporate communications and investor relations		572,810	376,076
Legal, accounting and audit	13	170,315	138,024
Management and directors fees	13	240,412	176,101
Office and general		280,796	291,963
Travel and accommodation		85,972	82,067
Stock-based compensation	11,13	515,620	500,742
		2,346,165	1,750,556
Other items
Interest income		(15,995)	(35,950)
Finance charge on lease		25,211	-
Income from sublease of office		(39,937)	-
Gain on sale of net smelter return royalty	7	-	(7,067,703)
Realized loss on sale of marketable securities	5	2,682,350	868,340
Change in fair value of marketable securities	5	(3,334,120)	3,334,120
		(682,491)	(2,901,193)

(Loss) income and comprehensive (loss) income for the year		(1,663,674)	1,150,637
(Loss) income per share - basic	11	(0.03)	0.03
(Loss) income per share - diluted	11	(0.03)	0.02
Weighted average number of shares outstanding - basic	11	51,169,610	42,391,792
Weighted average number of shares outstanding - diluted	11	51,169,610	56,057,074

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statement of Changes in Equity
For the years ended December 31, 2019 and 2018
Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	Subscriptions received $	Deficit $	Total $

Balance at December 31, 2017		40,664,015	53,218,158	6,745,535	27,000	(55,479,647)	4,511,046

Private placements	11	960,000	576,000	-	(27,000)	-	549,000
Share issuance costs	11
- Cash finders' fees	11	-	(22,080)	-	-	-	(22,080)
- Brokers' warrants	11	-	(9,164)	9,164	-	-	-
- Other fees	11	-	(14,290)	-	-	-	(14,290)
Exercise of warrants	11	1,525,000	121,750	-	-	-	121,750
Stock-based compensation	11	-	-	500,742	-	-	500,742
Comprehensive income for the year		-	-	-	-	1,150,637	1,150,637

Balance at December 31, 2018		43,149,015	53,870,374	7,255,441	-	(54,329,010)	6,796,805

Exercise of warrants	11	11,970,000	1,176,000	-	-	-	1,176,000
Exercise of options	11	375,000	45,168	(7,668)	-	-	37,500
Stock-based compensation	11	-	-	515,620	-	-	515,620
Comprehensive loss for the year		-	-	-	-	(1,663,674)	(1,663,674)

Balance at December 31, 2019		55,494,015	55,091,542	7,763,393	-	(55,992,684)	6,862,251

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2019 and 2018
Expressed in Canadian Dollars

	2019 $	2018 $

Operating activities
(Loss) income for the year	(1,663,674)	1,150,637
Adjustments for:
Amortization	79,923	11,383
Stock-based compensation	515,620	500,742
Gain on sale of net smelter return royalty	-	(7,067,703)
Change in fair value of marketable securities	(3,334,120)	3,334,120
Realized loss on sale of marketable securities	2,682,350	868,340
Changes in non-cash working capital items:
Receivables	128,011	(161,005)
Prepaid expenses and deposits	229,496	67,564
Trade payables and accrued liabilities	(28,433)	(48,361)
Net cash flows used in operating activities	(1,390,827)	(1,344,283)

Investing activities
Expenditures on exploration and evaluation assets	(1,866,032)	(4,793,432)
Net proceeds on the sale of net smelter return royalty	-	520,080
Proceeds from the sale of marketable securities, net of costs	3,335,330	1,438,980
Purchase of equipment	(3,594)	(72,364)
Reclamation deposit	-	(44,100)
Net cash flows from (used in) investing activities	1,465,704	(2,950,836)

Financing activities
Proceeds on issuance of common shares	1,213,500	670,750
Share issue costs	-	(36,370)
Principal repayment of lease obligation	(53,584)	-
Net cash flows from financing activities	1,159,916	634,380
Increase (decrease) in cash and cash equivalents	1,234,793	(3,660,739)
Cash and cash equivalents, beginning	405,849	4,066,588

Cash and cash equivalents, ending	1,640,642	405,849

Cash	297,977	394,349
Cash equivalents	1,342,665	11,500

Cash received for interest	1,763	39,047
Cash paid for interest	25,211	-
Cash paid for taxes	-	-

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

1. Nature and continuance of operations

Giga Metals Corporation (the "Company" or "Giga Metals") was incorporated on January 17, 1983, under the laws of the province of British Columbia, Canada, and its principal activity is the acquisition and exploration of mineral properties in Canada. The Company's common shares are listed for trading on the TSX Venture Exchange ("TSXV") under the symbol "GIGA" and the OTCQB under the symbol "HNCKF".

The head office, principal address and records office of the Company are located at 700 West Pender Street, Suite 203, Vancouver, British Columbia, Canada, V6C 1G8. The Company's registered address is 885 West Georgia Street, Suite 800, Vancouver, British Columbia, Canada, V6C 3H1.

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2019, the Company's accrued deficit was $55,992,684, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations.

Subsequent to year-end, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.  These material uncertainties may cast significant doubt upon the Company's ability to continue as a going concern.

2. Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 27, 2020 by the directors of the Company.

Statement of compliance with International Financial Reporting Standards

The consolidated financial statements of the Company comply with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") and interpretations of the International Financial Reporting Interpretations Committee ("IFRIC").

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

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

Exploration and evaluation expenditures are capitalized. The Company capitalizes costs to specific blocks of claims or areas of geological interest. Government tax credits are recorded as a reduction to the cumulative costs incurred and capitalized on the related property on an accrual basis.

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

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

Share-based payments

The Company operates an employee stock option plan. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received. The corresponding amount is recorded to the share-based payment reserve. The fair value of options is determined using the Black-Scholes option pricing model which incorporates all market vesting conditions. The number of shares and options expected to vest is reviewed and adjusted at the end of each reporting period such that the amount recognized for services received as consideration for the equity instruments granted shall be based on the number of equity instruments that eventually vest.

Where the terms and conditions of options are modified before they vest, the increase in the fair value of the options, measured immediately before and after the modification, is also charged to profit or loss over the remaining vesting period.

Where a grant of options is cancelled or settled during the vesting period, excluding forfeitures when vesting conditions are not satisfied, the Company accounts for the cancellation as an acceleration of vesting and recognizes the amount that otherwise would have been recognized for services received over the remainder of the vesting period.  Any payment made to the employee on the cancellation is accounted for as the repurchase of an equity interest except to the extent the payment exceeds the fair value of the equity instrument granted, measured at the repurchase date.  Any such excess is recognized as an expense.

Earnings (loss) per share

Basic earnings (loss) per share is calculated by dividing the income (loss) attributable to common shareholders by the weighted average number of common shares outstanding in the period. For all periods presented, the income (loss) attributable to common shareholders equals the reported income (loss) attributable to owners of the Company. Diluted earnings (loss) per share is calculated by the treasury stock method. Under the treasury stock method, the weighted average number of common shares outstanding for the calculation of diluted earnings per share assumes that the proceeds to be received on the exercise of dilutive share options and warrants are used to repurchase common shares at the average market price during the period.  However, the calculation of diluted loss per share excludes the effects of various conversions and exercises of options and warrants that would be anti-dilutive.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

Recognition of Financial Instruments

The Company recognizes a financial asset or financial liability on the statement of financial position when it becomes a party to the contractual provisions of the financial instrument.

The Company classifies its financial instruments in the following categories: at fair value through profit and loss ("FVTPL"), at fair value through other comprehensive income (loss) ("FVTOCI") or at amortized cost. The Company determines the classification of financial assets at initial recognition. The classification of debt instruments is driven by the Company's business model for managing the financial assets and their contractual cash flow characteristics.

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

Financial assets and liabilities at FVTPL

Financial assets and liabilities carried at FVTPL are initially recorded at fair value and transaction costs are expensed in profit or loss. Realized and unrealized gains and losses arising from changes in the fair value of the financial assets and liabilities held at FVTPL are included in profit or loss in the period in which they arise. Where management has opted to recognize a financial liability at FVTPL, any changes associated with the Company's own credit risk will be recognized in other comprehensive income (loss).

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

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

Flow-through shares:

On the issuance of flow-through shares, any premium received in excess of the market price of the Company's common shares is initially recorded as a liability ("flow-through tax liability"). Provided that the Company has renounced the related expenditures, or that there is a reasonable expectation that it will do so, the flow-through tax liability is reduced on a pro-rata basis as the expenditures are incurred. If such expenditures are capitalized, a deferred tax liability is recognized.  To the extent that the Company has suitable unrecognized deductible temporary differences, an offsetting recovery of deferred income taxes would be recorded.

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

At December 31, 2019, the Company estimated that the fair value of the restoration obligations were $200,000.  The fair value of the liability was determined to be equal to the estimated remediation costs. Due to the early stages of the project, and that extractive activities have not yet begun, the Company is unable to predict with any precision the timing of the cash flow related to the reclamation activities.

At December 31, 2018, the Company had not recorded any restoration and environmental obligations.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

Equipment and right of use assets

Equipment and right of use assets are stated at historical cost less accumulated depreciation and accumulated impairment losses.

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

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives, except for right of use assets that use the straight line method. The amortization rates applicable to each category of equipment and right of use assets are as follows:

 Class Amortization rate

 Motor vehicles 30% declining balance

 Computer equipment 30% declining balance

 Exploration and office equipment 20% declining balance
 Right of use asset – office lease 4 years straight line

Share capital

Common shares are classified as equity.  Transaction costs directly attributable to the issue of common shares are recognized as a deduction from equity.

The Company has adopted a residual method with respect to the measurement of shares and warrants issued as units.  The residual method first allocates fair value to the component with the best evidence of fair value and then the residual value, if any, to the less easily measurable component.  The fair value of the common shares issued was determined to be the component with the best evidence of fair value.  The remaining balance, if any, was allocated to the attached warrants.

3. Adoption of new accounting standards

IFRS 16, Leases

The Company adopted all of the requirements of IFRS 16 Leases ("IFRS 16") as of January 1, 2019. IFRS 16 replaces IAS 17 Leases ("IAS 17"). IFRS 16 provides a single lessee accounting model, requiring lessees to recognize assets and liabilities for all leases unless the lease term is 12 months or less or the underlying asset has a low value. The Company has adopted IFRS 16 using the modified retrospective application method, where the 2018 comparatives are not restated and a cumulative catch up adjustment is recorded on January 1, 2019 for any differences identified, including adjustments to the opening deficit balance.

The Company analyzed its contracts to identify whether they contain a lease arrangement for the application of IFRS 16.  On the date of transition, the Company did not have any leases with lease terms in excess of 12 months.  Accordingly, the Company did not record any transition adjustments on January 1, 2019.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

The following is the Company's new accounting policy for leases under IFRS 16:

Leases

At inception of a contract, the Company assesses whether the contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

Leases of right-of-use assets are recognized at the lease commencement date at the present value of the lease payments that are not paid at that date. The lease payments are discounted using the interest rate implicit in the lease, if that rate can be readily determined, and otherwise at the Company's incremental borrowing rate. At the commencement date, a right-of-use asset is measured at cost, which is comprised of the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any decommissioning and restoration costs, less any lease incentives received.

Each lease payment is allocated between repayment of the lease principal and interest.  Interest on the lease liability in each period during the lease term is allocated to produce a constant periodic rate of interest on the remaining balance of the lease liability.  Except where the costs are included in the carrying amount of another asset, the Company recognizes in profit or loss (a) the interest on a lease liability and (b) variable lease payments not included in the measurement of a lease liability in the period in which the event or condition that triggers those payments occurs.  The Company subsequently measures a right-of-use asset at cost less any accumulated depreciation and any accumulated impairment losses; and adjusted for any remeasurement of the lease liability.  Right-of-use assets are depreciated over the shorter of the asset's useful life and the lease term, except where the lease contains a bargain purchase option a right-of-use asset is depreciated over the asset's useful life.

4. Receivables

	December 31, 2019 $	December 31, 2018 $

Goods and Service sales tax	61,021	189,475
British Columbia mining tax credits	1,007,373	899,147
Interest receivable and other receivables	2,624	2,181
	1,071,018	1,090,803

5. Marketable securities

Marketable securities are classified as FVTPL financial instruments and, as a result, are measured at fair market value each reporting period with any change in fair value recognized through the statement of comprehensive income (loss).

On July 31, 2018, the Company received 1,125,000 common shares of Cobalt 27 Capital Corp. ("Cobalt 27") (Note 7).

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

	# of shares	Value $

Marketable securities at December 31, 2017	-	-
Received on sale of net smelter return royalty (Note 7)	1,125,000	8,325,000
Sale of securities	(311,800)	(2,307,320)
Fair market value adjustment	-	(3,334,120)
Marketable securities at December 31, 2018	813,200	2,683,560

Sale of securities	(813,200)	(6,017,680)
Fair market value adjustment	-	3,334,120
Marketable securities at December 31, 2019	-	-

During the year ended December 31, 2019, the Company sold 813,200 common shares (2018 - 311,800) for net proceeds of $3,335,330 (2018 - $1,438,980) and accordingly, the Company recorded a realized loss of $2,682,350 (2018 - $868,340).

6. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2017	-	20,330	29,665	61,984	111,979
Additions	-	25,322	46,542	500	72,364
At December 31, 2018	-	45,652	76,207	62,484	184,343
Additions	347,048	-	2,087	1,507	350,642
At December 31, 2019	347,048	45,652	78,294	63,991	534,985

Depreciation:
At December 31, 2017	-	19,838	27,627	55,051	102,516
Charge for the year	-	3,980	5,638	1,765	11,383
At December 31, 2018	-	23,818	33,265	56,816	113,899
Charge for the year	65,073	6,548	7,020	1,282	79,923
At December 31, 2019	65,073	30,366	40,285	58,098	193,822

Net book value:
At December 31, 2018	-	21,834	42,942	5,668	70,444
At December 31, 2019	281,975	15,286	38,009	5,893	341,163

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

7. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in year	Balance, December 31,
	2017 $	2018 $	2018 $	2019 $	2019 $
Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,052,292	247,222	2,299,514	40,236	2,339,750
Claims renewal / staking	459,261	12,383	471,644	7,555	479,199
Drilling	12,488,967	1,854,312	14,343,279	18,478	14,361,757
Environmental studies	1,256,621	415,065	1,671,686	143,935	1,815,621
Exploration data management	917,422	37,656	955,078	10,142	965,220
First Nations	166,444	54,580	221,024	29,444	250,468
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	8,834,256	772,235	9,606,491	903,283	10,509,774
Geophysical services	743,515	58,128	801,643	-	801,643
Metallurgy	3,792,672	331,978	4,124,650	437,133	4,561,783
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	1,628,447	945,758	2,574,205	196,228	2,770,433
Transportation	2,604,549	273,202	2,877,751	107,190	2,984,941
Advances	-	-	-	71,645	71,645
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Asset retirement obligations	-	-	-	200,000	200,000
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining tax credits	(2,208,394)	(891,874)	(3,100,268)	(108,226)	(3,208,494)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	-	(1,777,377)	(1,777,377)	-	(1,777,377)
	1	2,333,268	2,333,269	2,057,043	4,390,312

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.  In July 2018, the Company sold a 2% NSR.

Sale of Royalty

On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 for consideration of US$1,000,000 in cash (received) and 1,125,000 Cobalt 27 common shares (received) at $7.40 per share for a fair value of $8,325,000.  The Company paid a finders' fee of US$600,000 to a third party.

Proceeds of sale of 2% NSR	$
Cash	1,300,200
1,125,000 common shares of Cobalt 27	8,325,000
Total proceeds of sale of 2% NSR	9,625,200

Less: book value of Turnagain Nickel-Cobalt Project at date of sale	(1,777,377)
Less: 6% finders' fee	(780,120)

Gain on sale of net smelter return royalty	7,067,703

In accordance with IFRS, the net proceeds on the sale of the NSR are considered as a cost recovery of exploration and evaluation assets, with any excess recorded to the statement of comprehensive income (loss).

Under the terms of the NSR Agreement, 75% of the cash proceeds are to be used by the Company to complete the work required to advance the Turnagain Project through to Pre-feasibility and for exploration at Turnagain.  Within one year of the signing (July 11, 2018) of the NSR Agreement, Cobalt 27 has the right to appoint one member to the Company's board of directors.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

8. Trade payables and accrued liabilities

	December 31, 2019 $	December 31, 2018 $
Trade payables	235,421	229,422
Accrued liabilities	148,364	83,559
	383,785	312,981

9. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at December 31, 2019 and 2018 are as follows:

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

	2019 $	2018 $
Right-of-use asset from office lease repayable in monthly instalments of $8,755 and an interest rate of 12.5% per annum and an end date of March 31, 2023	293,464	-
Less: current portion	(76,070)	-
Non-current portion	217,394	-

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

December 31, 2019 $

2020	106,846
2021	109,227
2022	111,609
2023	28,051
2024	-
Total minimum lease payments	355,733
Less: imputed interest	(62,269)
Total present value of minimum lease payments	293,464
Less: current portion	(76,070)
Non-current portion	217,394

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 13) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,303 per month.  The total lease income from the subleasing of the office for the year ended December 31, 2019 was $39,937.

10. Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company's loss before income taxes.  The components of the Company's income tax recovery are as follows:

	Year ended December 31, 2019 $	Year ended December 31, 2018 $
(Loss) income before income taxes	(1,663,674)	1,150,637
Statutory tax rate	27%	27%
Expected income tax (recovery) expense at the statutory tax rate	(449,192)	310,672
Items not deductible for tax and other	52,943	618,099
True-up	(287,716)	-
Change in unrecognized tax benefits	683,965	(928,771)
Income tax recovery	-	-

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

The Company has the following deferred tax assets and liabilities:

	December 31, 2019 $	December 31, 2018 $
Federal investment tax credits	654,183	654,183
Exploration and evaluation assets	3,309,945	1,832,035
Marketable securities	-	450,106
Reclamation obligation	54,000	-
Non-capital loss carryforwards	3,804,719	4,742,207
Other	611,555	71,906
Unrecognized deferred tax assets	(8,434,402)	(7,750,437)
	-	-

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource pools $	Non-capital losses $	Other $	Canadian federal investment tax credit losses $
2025	-	-	-	24,847
2026	-	1,175	-	-
2027	-	1,381,861	-	91,030
2028	-	2,559,941	-	57,677
2029	-	2,621,029	-	234,667
2030	-	2,388,895	-	245,962
2031	-	1,392,745	-	-
2032	-	818,329	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	152,243	-	-
2037	-	307,139	-	-
2038	-	-	-	-
2039	-	1,825,822	-	-
No expiry	16,649,369	-	4,088,060	-
	16,649,369	14,091,553	4,088,060	654,183

11. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2019, there were 55,494,015 issued and fully paid common shares (2018 - 43,149,015).

Financings

During the year ended December 31, 2019, the Company did not complete any equity financings.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

During the year ended December 31, 2018, the following equity financing was completed:

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

As part of the private placement, the Company paid $22,080 in finder's fees and other cash issuance costs of $14,290.  In addition, the Company issued 36,800 in broker warrants with an expiry date of one year after the closing date. The fair value of $9,164 for the broker warrants was estimated using the Black-Scholes Option Pricing Model and was charged to share issue costs and credited to share-based payment reserve.  The assumptions used in the Black-Scholes Option Pricing Model were as follows: share price of $0.67; exercise price of $0.70; expected volatility of 100%; expected life of 1 year; a risk-free interest rate of 0.73%; and an expected dividend rate of nil.

Basic and diluted loss per share

The following table reconciles our basic and diluted (loss) income per share:

	Year ended December 31, 2019	Year ended December 31, 2018

(Loss) income for the year	$(1,663,674)	$1,150,637
Weighted average number of shares outstanding	51,169,610	42,391,792
Dilutive effect of options and warrants	-	13,665,282
Weighted average diluted shares outstanding	51,169,610	56,057,074
Basic (loss) income per share	$(0.03)	$0.03
Diluted (loss) income per share	$(0.03)	$0.02

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	3,960,000	$0.36	2,662,500	$0.33
Options granted	2,175,000	0.30	1,860,000	0.50
Options exercised	(375,000)	0.10	-
Options expired/forfeited	(225,000)	0.64	(562,500)	0.69
Options outstanding, ending	5,535,000	$0.34	3,960,000	$0.36
Options exercisable, ending	5,253,750	$0.34	3,741,250	$0.35

The weighted average share price on the date of option exercise during the year ended December 31, 2019 was $0.32.

Details of options outstanding as at December 31, 2019 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.10	1.50 years	975,000
$0.20	4.33 years	1,000,000
$0.22	2.70 years	100,000
$0.30	3.80 years	250,000
$0.35	3.95 years	860,000
$0.40	3.34 years	775,000
$0.45	4.88 years	400,000
$0.55	3.10 years	500,000
$0.60	3.02 years	600,000
$0.80	2.88 years	75,000
$0.34	3.35 years	5,535,000

Stock-based compensation

During the year ended December 31, 2019, the Company granted 2,175,000 stock options (2018 - 1,860,000 stock options), the weighted average grant date fair value of the options was $0.22 per option (2018 - $0.26). The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2019	2018
Share price	$0.25	$0.36
Exercise price	$0.30	$0.50
Expected life of options	4.9 years	5 years
Annualized volatility	149%	176%
Risk-free interest rate	2.10%	1.79%
Dividend rate	0%	0%

The expected volatility was calculated using the historical stock prices of the Company.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

During the year ended December 31, 2019, the Company recorded $515,620 (2018 - $500,742) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2019 and 2018 are as follows:

	Year ended December 31, 2019		Year ended December 31, 2018
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	23,876,800	$0.20	25,454,600	$0.18
Warrants issued	-		516,800	0.70
Warrants exercised	(11,970,000)	0.10	(1,525,000)	0.08
Warrants expired	(36,800)	0.70	(569,600)	0.46
Warrants outstanding, ending	11,870,000	$0.29	23,876,800	$0.20

Details of warrants outstanding as at December 31, 2019 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.08	0.67 years	5,508,333
$0.10	1.25 years	975,000
$0.45	0.82 years	3,375,000
$0.70	0.99 years	2,011,667
$0.29	0.81 years	11,870,000

12. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

13. Related party transactions

	2019 $	2018 $
Accounting fees	31,132	28,709
Directors' fees	71,427	-
Management fees	160,500	163,819
Stock-based compensation	355,333	283,194
	618,392	475,722

There was $2,284 owing to related parties at December 31, 2019 (2018 - $7,526) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the years ended December 31, 2019 amounted to $205,059 (2018 - $143,284) for short-term benefits and $355,333 (2018 - $283,194) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 9).  During the year ended December 31, 2019, the Company recorded office sublease income of $28,147 relating to the sublease.

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

The following is an analysis of the contractual maturities of the Company's non-derivative financial liabilities as at December 31, 2019:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$383,785	$-	$-
Lease obligation	76,070	217,394	-
	$459,855	$217,394	$-

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at December 31, 2019, the Company had cash held in US dollars of US$62,497.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company was exposed to changes in the fair value of the Cobalt 27 common shares however as at December 31, 2019 the Company had sold all of the shares.

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2019 $	December 31, 2018 $
Amortized cost:
Interest receivable	860	543
Reclamation deposits	232,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	1,640,642	405,849
Marketable securities	-	2,683,560
	1,873,502	3,321,952

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2019 $	December 31, 2018 $
Amortized cost:
Trade payables and accrued liabilities	383,785	312,981
Lease obligation	293,464	-
	677,249	312,981

Fair value

The fair value of the Company's financial assets and liabilities approximates the carrying amount. Financial instruments measured at fair value are classified into one of three levels in the fair value hierarchy according to the relative reliability of the inputs used to estimate the fair values. The three levels of the fair value hierarchy are:

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018
  Level 1 - Unadjusted quoted prices in active markets for identical assets or liabilities;
  Level 2 - Inputs other than quoted prices that are observable for the asset or liability either directly or indirectly; and
  Level 3 - Inputs that are not based on observable market data.

The following is an analysis of the Company's financial assets measured at fair value as at December 31, 2019 and 2018:

	As at December 31, 2019
	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,640,642	$-	$-

Total	$1,640,642	$-	$-

	As at December 31, 2018
	Level 1	Level 2	Level 3
Cash and cash equivalents	$405,849	$-	$-
Marketable securities	2,683,560	-	-

Total	$3,089,409	$-	$-

15. Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company's ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year ended December 31, 2019 and no restrictions.

16. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2019, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $315,597 included in accounts payable and accrued liabilities at December 31, 2019, less expenditures included in accounts payable at December 31, 2018 of $216,360 (net exclusion of $99,237);

b) Exploration and evaluation asset recovery of $1,007,373 included in receivables at December 31, 2019; and,

c) Asset retirement obligations of $200,000 included in exploration evaluate assets.

During the year ended December 31, 2018, the following transactions were excluded from the statement of cash flows:

a) The issuance of 36,800 broker warrants at the fair value of $9,164;

b) 1,125,000 common shares of Cobalt 27 received at the fair value of $8,325,000;

c) Exploration and evaluation asset expenditures of $216,360 included in accounts payable and accrued liabilities at December 31, 2018, less expenditures included in accounts payable at December 31, 2017 of $nil (net exclusion of $216,360); and,

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2019 and 2018

d) Exploration and evaluation asset recovery of $899,147 included in receivables at December 31, 2018.

17. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Geographic segments

All of the Company's assets are located in Canada.

