Form 20-F
period 2020-12-31
Giga Metals Corp
filed 2021-04-29
CIK 1336364

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

[  ] REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

[ X ] ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2020

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

70,344,850 Common Shares without par value issued and outstanding as at December 31, 2020.

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

Item 2 Offer Statistics and Expected Timetable

Not required.

Item 3 Key Information

A. Selected Financial Data

The following financial data summarizes selected financial data for our company prepared in accordance with International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board ("IASB") for the five fiscal years ended December 31, 2020, 2019, 2018, 2017 and 2016.  The information presented below for is derived from our financial statements which were examined by our independent auditors.  The information set forth below should be read in conjunction with our audited annual financial statements and related notes thereto included in this Annual Report, and with the information appearing under the heading "Item 5 - Operating and Financial Review and Prospects".

	2020	2019	2018	2017	2016
Net operating revenues	0	0	0	0	0
Loss from continued operations	0	0	0	0	0
Income from discontinued operations	N/a	N/a	N/a	N/a	N/a
Net income (loss)	(2,021,798)	(1,663,674)	1,150,637	(683,299)	(224,112)
Comprehensive income (loss)	(2,022,731)	(1,663,674)	1,150,637	(683,299)	(224,112)

Income (loss) per share from continued operations	(0.03)	(0.03)	0.03	(0.03)	(0.01)
Income per share from discontinued operations	N/a	N/a	N/a	N/a	N/a
Income per share after discontinued operations	N/a	N/a	N/a	N/a	N/a

Share capital	60,173,313	55,091,542	53,870,374	53,218,158	48,887,797
Common shares issued	70,344,850	55,494,015	43,149,015	40,664,015	21,537,349
Weighted average number of shares outstanding	60,475,382	51,169,610	42,391,792	25,986,111	18,347,211

Total assets	10,238,326	7,739,500	7,109,786	4,656,028	302,889

Net assets (liabilities)	9,575,233	6,862,251	6,796,805	4,511,046	287,919

Convertible debentures (current and long term portions)	N/a	N/a	N/a	N/a	N/a

Cash dividends declared per common share	0	0	0	0	0
Exchange rates (CAD$ to US$) period average	1.3415	1.3269	1.2957	1.2986	1.3248

Exchange rates (CAD$ to US$) for most recent six months	Period High	Period Low
October 2020	$1.3349	1.3122
November 2020	$1.3257	1.2965
December 2020	$1.2952	1.2718
January 2021	$1.2810	1.2627
February 2021	$1.2828	1.2530
March 2021	$1.2668	1.2455
Exchange rate (CAD$ to US$) April 27, 2021	$1.2617	1.2403

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

During the year, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

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

Please see the section entitled "Governmental Regulations" on page 17 of this Annual Report for more information.

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

We have not generated any operating revenues since our incorporation and we will, in all likelihood, continue to incur operating expenses without revenues until our mining properties are fully developed and in commercial production, which may never happen. As of December 31, 2020, we had cash and cash equivalents in the amount of $3,762,980, receivables of $103,742 and prepaid expenses of $87,515. We cannot provide assurances that we will be able to successfully explore and develop our mining properties or assure that viable mineral reserves exist on our properties for extraction. It is unlikely that we will generate any funds internally unless we discover commercially viable quantities of ore. If we are unable to generate revenue from our business, we may be forced to delay, scale back, or eliminate our exploration activities. If any of these actions were to become necessary, we may not be able to continue to explore our properties or operate our business and if either of those events happen, then there is a substantial risk our business would fail and investors would lose their investment in our company.

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

We are currently without a source of revenue and will most likely be required to issue additional shares to finance our operations and, depending on the outcome of our exploration programs, may issue additional shares to finance additional exploration programs of any or all of our projects or to acquire additional properties or through the exercise of options by our employees, directors and consultants. If we are required to issue additional shares to raise funds, our current shareholders' interests in our company will be diluted and our current shareholders may suffer dilution in their net book value per share depending on the price at which such securities are sold. As at December 31, 2020, there were outstanding an aggregate number of common share purchase warrants and share purchase options as, upon exercise, would result in the issue of an additional 7,240,000 of our common shares which, if exercised, would represent approximately 10% of our issued and outstanding common shares. If all of these share purchase warrants and share purchase options are exercised and these common shares are issued, such issuance also will cause a reduction in the proportionate ownership and voting power of all other shareholders. The dilution may result in a decline in the market price of our common shares.

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

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) less than $5.00 per share or an exercise price of less than $5.00 per share, subject to certain exceptions. Our securities are covered by the penny stock rules, which impose additional sales practice requirements on brokers or dealers who sell to persons other than established customers and "accredited investors". The term "accredited investor" refers generally to institutions with assets in excess of $5,000,000 or individuals with a net worth in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 jointly with their spouse. The penny stock rules require a broker or dealer, prior to a transaction in a penny stock not otherwise exempt from the rules, to deliver a standardized risk disclosure document in a form prepared by the SEC, which provides information about penny stocks and the nature and level of risks in the penny stock market. The broker or dealer also must provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker or dealer and its salesperson in the transaction and monthly account statements showing the market value of each penny stock held in the customer's account. The bid and offer quotations, and the broker or dealer and salesperson compensation information, must be given to the customer orally or in writing prior to effecting the transaction and must be given to the customer in writing before or with the customer's confirmation. In addition, the penny stock rules require that prior to a transaction in a penny stock not otherwise exempt from these rules, the broker or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser's written agreement to the transaction. These disclosure requirements may have the effect of reducing the level of trading activity in the secondary market for the stock that is subject to these penny stock rules. Consequently, these penny stock rules may affect the ability of brokers or dealers to trade our securities. We believe that the penny stock rules discourage investor interest in and limit the marketability of our common stock. This may limit your ability to buy and sell our stock and cause the price of the shares to decline.

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

Since inception, we have been engaged in natural resource exploration and development primarily in British Columbia and, since 1996, have focused on the Turnagain Property in the Liard Mining Division of northern British Columbia. We first acquired the mineral claims on the Turnagain Property in 1996 under an option agreement with John Schussler and Ernie Hatzl. The original option agreement gave us the right to earn a 100% interest in the mineral claims on the Turnagain Property in exchange for the issuance of 200,000 of our common shares and the expenditure of $1,100,000 on exploration of the property within 5 years of acquisition. We have now earned the 100% interest and it is subject to a 4% net smelter royalty (NSR) on possible future production from claim 511330. We have the right to repurchase the net smelter royalty by paying $1,000,000 for each 1% of the royalty. To repurchase the entire 4% royalty, we would be required to pay $4,000,000. On July 31, 2018, the Company closed the sale of a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project to Cobalt 27 Capital Corp. for consideration of US$1,000,000 in cash and 1,125,000 Cobalt 27 common shares at $7.40 per share for a fair value of $8,325,000. The Company has the right to repurchase 0.5% of the 2% NSR for US$20 million, which if exercised would result in a 1.5% remaining NSR. The one-time repurchase option is only exercisable prior to the fifth anniversary of the NSR Agreement. Cobalt 27 will have a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument. In 2019, Cobalt 27 was acquired by Pala Investments, which subsequently transferred the NSR Agreement to Conic Metals Corp. (formerly Nickel 28 Corp.).

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

Capital Expenditures

Turnagain Property Project

Our current mineral exploration activities on the Turnagain Property include core drilling, geological mapping, geochemical surveying, airborne geophysical survey, downhole geophysical surveying~~,~~ baseline environmental and engineering studies, and metallurgical testing. From 2001 to December 31, 2017, we have drilled 273 core holes for a total depth of 76,367 m. Approximate total exploration expenditures from January 1, 2014 to December 31, 2017 was $263,000. Approximate expenditure during the year ended December 31, 2018 were $5,003,000 as we drilled 40 core holes for a total depth of 10,835 m. Approximate expenditures during the year ended December 31, 2019 were $2,165,000 due to the updated NI 43-101 mineral resource estimate based on additional drilling from 2018.  Approximate expenditures during the year ended December 31, 2020 were $1,435,000 with the focus being on metallurgy and engineering and the completion of a Preliminary Economic Assessment in November 2020 (Amended February 2021).

The Company is considering a work program for the summer of 2021 consisting mostly of geotechnical work including drilling in support of advancing the project to the pre-feasibility level. We are also planning a metallurgical program and updating our engineering studies. If the Company is to carry out a 2021 exploration program, we may be required to obtain additional equity funding to provide funding to cover 100% of the anticipated costs.

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

B. Business Overview

Nature of Operations and Principal Activities

We are in the mineral resource business. This business generally consists of three stages: exploration, development and production. We are a mineral resource company in the exploration stage because we have not yet found mineral resources in commercially exploitable quantities and are engaged in exploring land in an effort to discover them. Mineral resource companies that have located a mineral resource in commercially exploitable quantities and are preparing to extract that resource are in the development stage, while those engaged in the extraction of a known mineral resource are in the production stage.

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

Sources and Availability of Raw Materials

Other than a paved highway and the small community of Dease Lake, located 65km west of the Turnagain property, there is no infrastructure close to the Turnagain property. A small amount of hydroelectric power is generated near Dease Lake, to supply the town, but there is little excess capacity. The closest suitable source of hydroelectric power for mine development is the completed Northwest Transmission Line at Tatogga Lake, 98 km south along the highway. The plan for power supply is to connect the proposed Turnagain Mine to the BC Hydro system with a ~160 km long (powerline route) 287 kV powerline from the existing operating BC Hydro 287 kV substation at Tatogga Lake.

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

If we locate a commercially viable mineral resource on any of our properties, we would be required to conduct extensive community consultations in northern British Columbia with both Aboriginal and non- Aboriginal groups, environmental surveys both on the property and along transportation corridors. We also would be required to develop a mining plan and a mine closure plan. These surveys and plans would be combined into a comprehensive Environmental Impact Statement and submitted to the British Columbia government for review and approval. Any development or exploitation of such a mineral resource would be subject to Canadian federal and provincial laws governing land use, protection of the environment, occupational health, waste disposal, toxic substances, mine safety and other matters. We had no material costs related to compliance and/or permits in recent years and anticipate no material costs in the next year.

We will have to sustain the cost of reclamation and environmental mediation for all exploration work undertaken. The amount of these costs is not known at this time as we do not know the extent of the exploration program that will be undertaken beyond completion of the recommended work programs. The Company, as of April 2021, has posted $424,000 in total reclamation bonds towards the reclamation of existing and future permitted exploration drill sites and access roads on the Turnagain property. Permits and regulations will control all aspects of any production program if the project continues to that stage because of the potential impact on the environment.

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

Where significant surface disturbance through road building and drill site preparation is planned, the Ministry of Energy, Mines and Petroleum Resources require a Reclamation Bond to cover the estimated reclamation costs if we fail to complete the reclamation. From 1996 to present, we have posted $424,000 in total reclamation bonds with the Ministry of Energy, Mines and Petroleum Resources.

Other than environmental liabilities to clean up our exploration camp and access roads, we are not aware of any existing environmental liability associated with any of our exploration properties but if such liability should arise, we may incur substantial costs, which would reduce the amount of money we have to spend on exploration and could cause us to cease operations. Our potential exposure to liability for environmental damage is high and we have no reserves established to pay for such liability, other than a reclamation bond with the government for $424,000. If we are found to be liable for a large amount of environmental damage, we are likely to have to cease operations.

C. Organizational Structure

We have two wholly-owned subsidiaries.  Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004, which is currently inactive.  Giga Meals Do Brasil LTDA, incorporated under the laws of Brazil on June 30, 2020 is currently acquiring permits in Piaui State, Northeast Region of Brazil.

D. Property, Plant and Equipment

This section summarizes the assets of the company including its executive office in Vancouver, B.C., sample storage warehouse near Vancouver and its most important assets, mineral exploration properties.

Giga Metals Corporation, through its wholly owned subsidiary, Giga Metals Do Brasil LTDA, has acquired through staking 24 exploration permits totaling 40,722 ha in four properties in Piaui State, Northeast Region, Brazil. The Company considers these properties prospective for sediment hosted copper and other metals due to anomalous chip and soil samples, coupled with a regional geological understanding.

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

The Company has rented a warehouse near Vancouver, British Columbia in which to store drill core samples and to prepare composite samples for metallurgical test-work. We rent this facility for $1,500 per month on a month-to-month basis. The Company owns office, vehicle, and exploration equipment with a book value of approximately $48,000 located at our Vancouver Office and our camp at the Turnagain property.

Our material mineral property, the Turnagain Property, is described more fully below:

The Turnagain Property

This section provides a summary of the geology and exploration activities on the Turnagain Property.

Exploration data collected during the 2003 to 2017 exploration programs was completed under the supervision of Tony Hitchins, M.Sc., an employee of Giga Metals Corporation. Exploration data collected during the 2018-2020 exploration programs was completed under the supervision of Greg Ross, P.Geo., an employee of Giga Metals Corporation.

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

A dirt airstrip, measuring approximately 930 m, constructed in the 1960s and upgraded in early 2007, is situated within the claims on the northwest side of the Turnagain River and can accommodate small, fixed wing aircraft. This airstrip is immediately adjacent to our current camp facility and core storage. Exploration programs prior to 2002 made use of camp facilities at Wheaton Creek (Boulder Camp), which is about 15 km by exploration trail west of the Turnagain Property.

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

Description of Claims

The Turnagain Property consists of 71 contiguous mineral claims situated in the Liard Mining Division of northern British Columbia, 65 km east of Dease Lake and 1,350 km north-northwest of Vancouver. The mineral claims collectively cover an area of approximately 38,000 ha. The Turnagain Property is situated in the Stikine Ranges of the Cassiar Mountains. Elevations range from about 1,000 m above sea level along the Turnagain River, in the central claim area, to 2,200 m at an unnamed summit in the north central property area. The Turnagain Property straddles the Turnagain River near where it is joined by Hard and Flat Creeks. The Company owns a 100% interest in all of these mineral claims subject to a 4% net smelter royalty (NSR) on possible future production on one mineral claim (Tenure No. 511330). The Turnagain Project is also subject to a 2% NSR on all future metal production, payable to Conic Metals Corp. The following table summarizes the claim name, size, and expiry date for the 71 claims in the Turnagain Property as of April 29, 2021.

The following table shows details relating to Giga Metals Corporation's Turnagain Project claims and the expiry dates of those claims:

Tenure Number	Claim Name	Area (ha)	Issue Date	Expiry Date
Legacy Mineral Claim
407627	PUP 4	500.0	2004-01-01	2029-12-01

Converted Legacy to On-line Cell Mineral Claims
503365	Hard 2	793.3	2005-02-14	2027-05-01
510889	Flat 10, 13, 15	1627.9	2005-04-18	2027-05-01
510892	Flat 2, 6	1219.3	2005-04-18	2029-12-01
510910	Flat 9, 12, 14	1424.3	2005-04-18	2028-12-01
510911	Flat 1, 5	1066.9	2005-04-18	2029-12-01
510912	Flat 8, 11	779.9	2005-04-18	2027-05-01
511214	Hard 4, 6	979.9	2005-04-20	2027-05-01
511226	Hill 1, 2	1216.1	2005-04-20	2027-05-01
511227	Hill 3	506.7	2005-04-20	2027-05-01
511230	Hill 4, 5	760.5	2005-04-20	2027-05-01
511234	Hill 6	185.9	2005-04-20	2027-05-01
511244	Hard 5,7	489.9	2005-04-20	2027-05-01
511251	Hard 8	473.4	2005-04-20	2027-05-01
511257	Hill 9, 10	1014.4	2005-04-20	2029-12-01
511279	Hard 9, 10	896.7	2005-04-20	2029-12-01
511304	Hill 7, 8	1149.7	2005-04-21	2029-09-01
511305	Hound 3	271	2005-04-21	2029-12-01
511306	Turn 2, Flat 7	881.2	2005-04-21	2029-12-01
511329	Hound 1, 2	1015.4	2005-04-21	2029-02-01
511330	Cub	592.6	2005-04-21	2029-10-01
511337	Cub 10, 18, Pup 1	1065.8	2005-04-21	2029-10-01
511340	Cub 17	253.9	2005-04-21	2029-12-01
511344	Turn 1, Bear 2	271	2005-04-21	2029-12-01
511347	Flat 3, 4	474.3	2005-04-21	2029-12-01
511348	Cub 2	389.4	2005-04-21	2029-10-01
511586	Pup 2	236.9	2005-04-25	2029-12-01
511593	Pup 3	101.5	2005-04-25	2029-10-01
511627	Cub 11	592.1	2005-04-25	2029-12-01
511628	Hard 1	709	2005-04-25	2027-05-01
511629	Hard 3	472.9	2005-04-25	2027-05-01

570454	Bear 1	456.8	2007-11-22	2029-12-01
570455	Bear 19, Bear 21 to 28	237	2007-11-22	2029-12-01
570456	Bear 3 to 18	220.2	2007-11-22	2029-12-01
570457	Bear 20	16.9	2007-11-22	2029-12-01
On-line Cell Mineral Claims
501131	Drift 1	422	2005-01-12	2027-05-01
501168	Drift 2	421.8	2005-01-12	2027-05-01
501234	Drift 3	421.7	2005-01-12	2027-05-01
501298	Drift 4	421.8	2005-01-12	2027-05-01
508218	Dinah 1	407.2	2005-03-03	2027-05-01
508219	Dinah 2	407.1	2005-03-03	2027-05-01
508221	Dinah 3	406.9	2005-03-03	2027-05-01
508222	Dinah 4	406	2005-03-03	2027-05-01
508223	Dinah 5	407.1	2005-03-03	2027-05-01
508225	Dinah 6	407.1	2005-03-03	2027-05-01
508226	Dinah 7	254.6	2005-03-03	2027-05-01
508227	Dinah 8	407.3	2005-03-03	2027-05-01
508228	Dinah 9	135.5	2005-03-03	2027-05-01
508229	Dinah 10	203.4	2005-03-03	2027-05-01
528780	T1	67.7	2006-02-23	2028-12-01
528781	T2	203.3	2006-02-23	2028-12-01
528782	T3	152.6	2006-02-23	2028-05-01
528784	T4	288.3	2006-02-23	2028-05-01
528787	T5	169.6	2006-02-23	2027-05-01
528788	T6	270.2	2006-02-23	2027-05-01
528789	T7	422.5	2006-02-23	2027-05-01
528790	T8	253.6	2006-02-23	2028-05-01
609390	FLAT 7	254.6	2009-07-21	2027-05-01
609394	FLAT 6	407.4	2009-07-21	2027-05-01
609396	FLAT 8	203.8	2009-07-21	2027-05-01
609397	FLAT 5	407.4	2009-07-21	2027-05-01
609398	FLAT 4	407.4	2009-07-21	2027-05-01
609403	FLAT 3	407.3	2009-07-21	2027-05-01
609423	FLAT 2	407.3	2009-07-21	2027-05-01
609424	FLAT 1	424.2	2009-07-21	2027-05-01
1057716	NWMAG	741.9	2018-01-16	2023-08-01
1071609	BLICK 1	560.3	2019-10-04	PROTECTED*
1071610	BLICK 2	900.1	2019-10-04	PROTECTED*
1071612	FAULKNER 1	897.5	2019-10-04	PROTECTED*
1071613	FAULKNER 2	627.0	2019-10-04	PROTECTED*
1071615	FAULKNER 3	1032.1	2019-10-04	PROTECTED*

The following figure shows the claims for the Turnagain property listed above.

*PROTECTED claims are those whose expiry dates were prior to December 31, 2021. As part of British Columbia's COVID-19 response, all such claims have been granted by the crown protection from expiry until at least December 31, 2021. These five protected claims were staked in 2019 on the periphery of the claims block and are not material to the mine plan in the current PEA.

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

In 2009 we developed an extensive electronic relational drill hole database, initiated metal leaching tests on site, and continued with baseline water sampling. Metallurgical test-work continued towards further definition of the reagent scheme and nickel flotation kinetics for future pilot plant testing.  A small pilot plant test was conducted, and a range of concentrates collected to develop potential hydrometallurgical refining processes. These concentrates were used for completion of amenability testing of the Activox® process in Perth Australia and the Outotec Nickel Chloride Leach in Pori Finland.

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

In 2018 an exploration and infill program was completed and included 10,835 m of diamond drilling in 40 holes. The program was primarily designed to increase sample densities to allow for a reclassification of those portions of the deposits categorized as Inferred Resources to Indicated Resources, and to collect representative material of appropriate characteristics for metallurgical testing in 2019.

In 2019 samples were collected from existing drill core for geochemical characterization, and geotechnical test pits were dug and logged, for stockpile and waste dump engineering studies in support of a future pre-feasibility study. Also, during 2019 mine engineering studies were conducted in support of an updated PEA expected in second quarter of 2020. Metallurgical testwork was conducted on samples from the deposit in 2019 and 2020.

In November 2020 (amended February 2021), the Company received the Turnagain Project Preliminary Economic Assessment ("PEA") for the Turnagain Project prepared by Hatch. The complete PEA was filed on SEDAR on November 20, 2020 (amendment filed February 22, 2021).

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

Year Ended December 31, 2020 Compared to Year Ended December 31, 2019

Other items - During the year ended December 31, 2020 ("2020"), the Company recorded a loss of $2,021,798 as compared to a loss of $1,663,674 during the year ended December 31, 2019 ("2019").  Included in loss in the 2019 period was the impact of the change in value of marketable securities.  Excluding the loss on sale of marketable securities and the unrealized gain on the change in fair market value of marketable securities, the Company had an adjusted loss(1) of $2,315,444.

General and Administrative - During 2020, the Company incurred an adjusted loss(1) of $2,021,798 ($0.03 per share) compared to an adjusted loss(1) of $2,315,444 ($0.05 per share) during 2019. The administrative expenses for 2020 were $2,060,873, a decrease of $285,292 from $2,346,165 in 2019. Total administrative expenses include two non-cash expenses, amortization and stock-based compensation. These amounts were $97,914 (2019: $79,923) and $615,545 (2019: $515,620) in 2019, respectively. Excluding non-cash expenses, the 2020 administrative expenses were $1,347,414 down from $1,750,622 in 2019 due primarily to a decrease in office and general expenses, travel and accommodation and corporate communications and investor relations expenses. Consulting fees were $475,482 (2019: $400,317), an increase of $75,165 due to fees associated with analyzing the nickel market. Corporate communications and investor relations expenses in 2020 were $160,832 (2019: $572,810), a decrease of $411,978. Legal, accounting and audit expenses in 2020 were $203,748 (2019: $170,315) an increase of $33,433. Management and directors' fees in 2020 were $305,313 up $64,901 from the $240,412 incurred in 2019. Office and general expenses in 2020 were $173,137 (2019: $280,796), a decrease of $107,659. Travel and accommodation expenses were $28,902 compared to $85,972 in 2019. Excluding amortization and stock-based compensation, the total general and administrative expenses for 2020 were approximately $112,300 per month compared to $146,000 per month in 2019. During 2020, the Company earned $25,335 from interest income compared to $15,995 for 2019.

Exploration - During 2020, the Company incurred expenditures on exploration and evaluation assets of $1,363,506 including $20,122 on assaying and testing, $87,097 on environmental studies, $749,601 on geological and engineering services, $347,011 on metallurgy relating to the Turnagain Project and had $228,062 of survey, mapping, camp and transportation expenses. The exploration expenditures for 2020 were approximately $114,000 per month compared to $164,000 per month in 2019.

Note:

(1) Adjusted loss for the year or period is not a term recognized under IFRS.

Year Ended December 31, 2019 Compared to Year Ended December 31, 2018

General and Administrative - During the year ended December 31, 2019 ("2019"), the Company recorded a loss of $1,663,674 ($0.03 per share) compared to net income of $1,150,637 ($0.03 per share) during the year ending December 31, 2018. The administrative expenses for 2019 were $2,346,165, up from $1,750,556 from 2018. Total administrative expenses included two non-cash expenses, amortization and stock-based compensation, these amounts were $79,923 (2018: $11,383) and $515,620 (2018: $500,742) in 2019, respectively. Excluding amortization and stock-based compensation expenses, the 2019 administrative expenses were $1,750,622 up from $1,238,431 in 2018 due primarily to an increase in consulting fees and corporate communications and investor relations expenses. Consulting fees were $400,317 (2018:  $174,200), an increase of $226,117 due to fees associated with analyzing the nickel market.  Corporate communications and investor relations expenses in 2019 were $572,810 (2018:  $376,076), an increase of $196,734.  Legal, accounting and audit expenses in 2019 were $170,315 (2018:  $138,024) an increase of $32,291 due to $18,575 of 2018 CFO fees being included in management fees.  Management and directors' fees in 2019 were $240,412 up $64,311 from $176,101 incurred in 2018.  Office and general expenses in 2019 were $280,796 (2018: $291,963), a decrease of $11,167.  Travel and accommodation expenses were $85,972 compared to $82,067 in 2018.  Excluding amortization and stock-based compensation, the total general and administrative expenses for 2019 were approximately $146,000 per month compared to $103,000 per month in 2018.  During 2019, the Company earned $15,995 from interest income compared to $35,950 for 2018.

Exploration - During the year ended December 31, 2019, the Company incurred expenditures on exploration and evaluation assets of $1,965,269 (2018: $5,002,519) including $40,236 on assaying and testing, $143,935 on environmental studies, $903,283 on geological and engineering services and $437,133 on metallurgy relating to the Turnagain Project.  The Company also paid $71,645 in advances and had $303,418 of survey, mapping, camp and transportation expenses.  The exploration expenditures for 2019 were approximately $164,000 per month compared to $417,000 per month in 2018.

B. Liquidity and Capital Resources

At December 31, 2020, the Company had working capital of $3,735,356 compared to working capital of $2,316,170 as at December 31, 2019. Accounts payable and accrued liabilities at December 31, 2020 were $130,699 and the current portion of the office lease obligation was $88,182. As of December 31, 2020, the Company had sufficient working capital to continue operations for at least 12 months and to conduct an exploration program on the Turnagain project. The Company will require additional capital to meet current and future obligations.

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

The Company does not currently have any significant borrowings and has not made any material commitments for capital expenditures as of the end of its latest financial year.

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

E. Off-Balance Sheet Arrangements

None.

F. Tabular Disclosure of Contractual Obligations

	Payments due by period
Contractual Obligations	Total	Less than 1 year	1-3 years	3-5years	More than 5 years

Long-Term Debt Obligations	-	-	-	-	-
Capital Lease Obligations	217,394	88,182	129,212	-	-
Operating Lease Obligations	-	-	-	-	-
Purchase Obligations	-	-	-	-	-
Other Long-Term Liabilities	40,000	-	-	40,000	-
	257,394	88,182	129,212	40,000	-

Item 6 Directors, Senior Management and Employees

A. Directors and Senior Management

The following table sets forth the names, business experience and function/areas of expertise of each of our directors and officers:

Name Office Held Age	Area of Experience and Functions in Our Company
Mark Jarvis Director and Chief Executive Officer Age: 66

Mr. Jarvis has been a director of our company and our Chief Executive Officer since January of 2004. As Chief Executive Officer, Mr. Jarvis is responsible for the development of our strategic direction and the management and supervision of our overall business. As director, Mr. Jarvis is responsible for the corporate governance of our company.

Martin Vydra Director and President Age: 56

Mr. Vydra was appointed as our President in December 2019 and as a director of our company in November 2018.  As a director of the company, Mr. Vydra is responsible for the corporate governance of our company.

Lyle Davis Director Age: 65

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was later elected again as a director of our company in June of 2004. In July 2008, Mr. Davis became Chairman of the Board and stepped down as Chairman in August 2020. As director, Mr. Davis is responsible for the corporate governance of our company.

Robert Morris Director Age: 58	Mr. Morris was appointed as a director of our company in January 2019. As a director of the company, Mr. Morris is responsible for the corporate governance of our company.
Anthony Milewski Director and Chairman Age: 40

Mr. Milewski was appointed as a director of the company on April 29, 2019 and Chairman on August 11, 2020.  As a director of the Company and Mr. Milewski is responsible for the corporate governance of the company.

Matthew Anderson Chief Financial Officer Age: 38

Mr. Anderson has served as our Controller and Chief Financial Officer since April of 2018.  As Controller and Chief Financial Officer, Mr. Anderson is responsible for the financial and corporate management and supervision of the affairs and the business of our company.

Leslie Young Corporate Secretary Age: 62

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

Lyle Davis - Director

Mr. Davis was a director of our company in November of 2003 for a short period of time. He was elected as a director of our company in June of 2004. Mr. Davis has an M.B.A. from the University of British Columbia with a major in finance, a Bachelor of Applied Science in Civil Engineering from Queen's University, and is a member of the Association of Professional Engineers and Geoscientists of Alberta. Mr. Davis is the President and CEO of Condor Resources Inc. (since 2013). From 1999 until 2008, Mr. Davis was the President of Ellardee Group Capital Inc. a firm providing business consulting services, primarily for public companies. He previously worked in the corporate finance practices of Ernst & Young, an accountancy firm, and in a similar capacity at C.M. Oliver, a brokerage firm. Before that, Mr. Davis was with the Vancouver Stock Exchange where he was responsible for trading operations during the transition from floor based to screen based trading, prior to which he was a senior member of the VSE's corporate finance division.

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

Anthony Milewski - Director and Chairman

Mr. Milewski was appointed director of the company on April 29, 2019 and Chairman August 11, 2020.  Mr. Milewski is the founder, Chairman and CEO of Conic Metals Corp. (formerly Cobalt 27 Capital Corp.).  He has served as a member of the LME Cobalt Committee and has deep experience in the mining industry as a director, advisor, founder and investor.  Mr. Milewski previously worked at Renaissance Capital and Skadden, Arps, Slate, Meagher & Flom LLP in Moscow where he focused on advisory and transactional work in metals & mining and oil & gas sectors. Mr. Milewski holds a B.A. in Russian history from Brigham Young University, an M.A. in Russian and Central Asian Studies from the University of Washington, and a J.D. from the University of Washington. He holds an LLM from the Russian Academy of Sciences.

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

B. Compensation

The following table sets out the compensation provided to our directors and senior management for performance of their duties during the fiscal year ended December 31, 2020:

SUMMARY COMPENSATION TABLE
Name and principal position	Year	Salary ($)	Share- based awards ($)	Option- based awards ($)	Non-equity incentive compensation plan compensation ($)		Pension value ($)	All other Compensation ($)	Total Compen-sation ($)
					Annual incentive plans	Long- term incentive plans
Mark Jarvis Director and Chief Executive Officer	2020	96,000	Nil	207,018	Nil	Nil	Nil	Nil	303,018
Martin Vydra President and Director	2020	78,000	Nil	147,092	Nil	Nil	Nil	Nil	225,092
Lyle Davis Director	2020	Nil	Nil	32,687	Nil	Nil	Nil	6,000	38,687
Robert Morris Director	2020	Nil	Nil	27,239	Nil	Nil	Nil	6,000	33,239
Anthony Milewski Director and Chairman of the Board	2020	Nil	Nil	54,479	Nil	Nil	Nil	54,000	108,479
Matthew Anderson Chief Financial Officer	2020	Nil	Nil	5,448	Nil	Nil	Nil	32,702	38,150
Leslie Young Corporate Secretary	2020	54,000	Nil	8,717	Nil	Nil	Nil	Nil	62,717
Dr. Jon Hykawy Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil
Philip Robinson Former Director	2020	Nil	Nil	Nil	Nil	Nil	Nil	Nil	Nil

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

D. Employees

As of December 31, 2020, we had two full time employee and five part-time employees, including two of our officers. We do not have any relationship with any labor unions.

E. Share Ownership

There were 85,028,428 Common Shares issued and outstanding as of April29, 2021. Of the shares issued and outstanding, warrants held and stock options granted, our directors and officers owned the following Common Shares as of April 29, 2021:

Name	Number of Common Shares Beneficially Owned as of April 29, 2021	Percentage(1)
Mark Jarvis	5,326,538 (2)	5.15%
Lyle Davis	315,300 (3)	0.30%

Matthew Anderson	12,500 (4)	0.01%
Leslie Young	51,380 (5)	0.05%
Martin Vydra	1,137,500(6)	1.10%
Robert Morris	187,500 (7)	0.18%
Anthony Milewski	125,000 (8)	0.12%

(1)

Based on 85,028,428 Common Shares issued and outstanding as at April 29, 2021, and the number of shares issuable upon the exercise of issued and outstanding stock options and warrants which are exercisable within 60 days of April 29, 2021.

(2)	Includes stock options to purchase up to 2,250,000 of our Common Shares at an exercise price of $0.10 - $0.55 per share expiring up to December 30, 2025, of which 825,000 have vested.
(3)

Includes stock options to purchase up to 500,000 of our Common Shares at an exercise price of $0.35 - $0.55 per share expiring up to December 30, 2025, of which 275,000 had vested and warrants to purchase up to 20,000 Common Shares at an exercise price of $0.60 per share expiring up to April 23, 2024.

(4)	Includes stock options to purchase up to 50,000 of our Common Shares at an exercise price of $0.52 per share expiring up to December 30, 2025, of which 12,500 had vested.
(5)	Includes stock options to purchase up to 105,000 of our Common Shares at an exercise price of $0.52 - $0.55 per share expiring up to December 30, 2025, , of which 45,000 had vested.
(6)

Includes stock options to purchase up to 1,350,000 of our Common Shares at an exercise price of $0.52 per share expiring up to December 30, 2025, of which 337,500 had vested and warrants to purchase up to 220,000 Common Shares at an exercise price of $0.60 per share expiring up to April 23, 2024.

(7)	Includes stock option to purchase up to 375,000 of our Common Shares at an exercise price of $0.35 - $0.52 per share expiring up to December 30, 2025, of which 187,500 had vested.
(8)	Includes stock option to purchase up to 500,000 of our Common Shares at an exercise price of $0.52 per share expiring on December 30, 2025, of which 125,000 had vested.

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

Item 7 Major Shareholders and Related Party Transactions

A. Major Shareholders

The following table sets forth, as of April 29, 2021, the only person known to us to be the beneficial owner of more than five (5%) of our Common Shares:

Name of Shareholder	No. of Common Shares Owned	Percentage of Outstanding Common Shares(1)
Brian Usher-Jones	5,097,395	5.99%
Mark Jarvis	4,501,538 (2)	5.29%

(1)	Based on 85,028,428 Common Shares issued and outstanding as at April 29, 2021.
(2)	Does not include stock options to purchase up to 2,250,000 of our Common Shares.

To the best of our knowledge, our company is not directly or indirectly owned or controlled by another corporation, by any foreign government or by any other natural or legal person.

There are no arrangements known to us, the operation of which may at a subsequent date result in a change in the control of our company.

B. Related Party Transactions

The following sets forth all material transactions and loans from January 1, 2018 to the current date between our company and: (a) enterprises that directly or indirectly through one or more intermediaries, control or are controlled by, or are under common control with, our company; (b) associates; (c) individuals owning, directly or indirectly, an interest in the voting power of our company that gives them significant influence over our company and close members of any such individuals' families; (d) key management personnel of our company, including directors and senior management of our company and close members of such individuals' families; and (e) enterprises in which a substantial interest in the voting power is owned, directly or indirectly, by any person described in (c) or (d) or over which such a person is able to exercise significant influence.  For the purposes of this section, shareholders beneficially owning a 10% interest in the voting power of our company are presumed to have a significant influence:

Related party transactions

The Company incurred the following transactions with directors, officers and companies that are controlled by directors of the Company during the years ended December 31, 2020, 2019 and 2018.

	2020 $	2019 $	2018 $
Accounting fees	32,702	31,132	28,709
Directors fees	66,000	71,427	-
Management fees	228,000	160,500	163,819
Stock-based compensation	473,963	355,333	283,194
	800,665	618,392	475,722

C. Interests of Experts and Counsel

Not required.

Item 8 Financial Information

A. Consolidated Financial Statements and Other Financial Information

Our financial statements are stated in Canadian dollars and are prepared in accordance with IFRS as issued by the IASB. In this Annual Report, unless otherwise specified, all dollar amounts are expressed in Canadian dollars.

The audited consolidated financial statements for the years ended December 31, 2020 and 2019 can be found under "Item 18 Financial Statements".

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

B. Significant Changes

Our company is not aware of any significant change since December 31, 2020 that is not otherwise reported in this filing.

Item 9 The Listing

Our common shares trade on the TSX Venture Exchange. Our symbol is "GIGA" and our CUSIP number is 37518K102.  We are also listed on the OTCBQ.

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

Other than the sale of the 2% NSR as discussed above, we have not entered into any material contracts outside the normal course of business to which we are a party during the fiscal year ending December 31, 2019, the two fiscal years preceding or the current fiscal year up to and including the date of this Annual Report.

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

Not applicable.

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

Our Chief Executive Officer and our Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of December 31, 2020, pursuant to Rule 13a-15(b) promulgated under the Securities Exchange Act of 1934, as amended. As part of such evaluation, our Chief Executive Officer and our Chief Financial Officer considered the matters discussed below relating to internal control over financial reporting. Based on this evaluation, our company's Chief Executive Officer and Chief Financial Officer have concluded that our company's disclosure controls and procedures were effective as of December 31, 2020.

B. Management's Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting as such term is defined in Rule 13a-15(f) Securities Exchange Act of 1934, as amended. Management (under the supervision and with the participation of the Chief Executive Officer and the Chief Financial Officer) assessed the effectiveness of our internal control over financial reporting as of December 31, 2020.  In making this assessment, management used the framework set forth in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Management of our company conducted an assessment of the effectiveness of our company's internal controls over financial reporting as of December 31, 2020. Based on its assessment as per the standards of the Public Company Accounting Oversight Board, we concluded that our company's internal controls over financial reporting were effective as of December 31, 2020.

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

C. Principal Accountant Fees and Services

Audit Fees Billed

 Fiscal Year 2020:  $30,000 Fiscal Year 2019:  $25,305

Audit-Related Fees Billed

Fiscal Year 2020: $Nil Fiscal Year 2019: $Nil

Tax Fees Billed

Fiscal Year 2020: $Nil Fiscal Year 2019: $Nil

All Other Fees Billed

Fiscal Year 2020: $Nil Fiscal Year 2019: $Nil

D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

Not applicable.

F. Change in Registrant's Certifying Accountant

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

G. Corporate Governance

Not applicable.

H. Mine Safety Disclosure

Not applicable.

PART III

Item 17 Financial Statements

Not applicable.  See "Item 18. Financial Statements" below.

Item 18 Financial Statements

The financial statements and notes thereto as required by Item 18 are attached hereto and found immediately after the text of this Annual Statement.  The auditor's report of Crowe MacKay LLP, independent registered public accountants, on the audited consolidated financial statements and notes thereto is included immediately preceding the audited consolidated financial statements.

Independent Auditor's Report.
Consolidated Statements of Financial Position as at December 31, 2020, and 2019.
Consolidated Statements of Comprehensive Loss for the years ended December 31, 2020 and 2019.
Consolidated Statements of Cash Flows for the years ended December 31, 2020 and 2019.

Item 19 Exhibits

Exhibits Required by Form 20-F

Exhibit
Number	Description

1.	Articles of Incorporation and By-laws:

1.1	Certificate of Incorporation under The Business Companies Act (British Columbia) (1)
1.2	Articles of Canadian Metals Exploration Limited (the name had been changed to Hard Creek Nickel Corporation) (2)
1.3	Certificate of Change of Name under The Business Corporation Act (British Columbia) (the name had been changed to Giga Metals Corporation(3)

8.	List of Subsidiaries

8.1	Canadian Metals Exploration Ltd., incorporated under the Canada Business Corporation Act (Canada) on July 14, 2004.
8.2	Giga Metals Do Brasil Ltda, incorporated in Brazil on June 30, 2020.

12.	Section 302 Certifications

12.1	Section 302 Certification under Sarbanes-Oxley Act for Mark Jarvis*
12.2	Section 302 Certification under Sarbanes-Oxley Act for Matthew Anderson *

13	Section 906 Certifications

13.1	Section 906 Certifications under Sarbanes-Oxley Act for Mark Jarvis*
13.2	Section 906 Certifications under Sarbanes-Oxley Act for Matthew Anderson*

15.	Additional Exhibits

15.1	Consent of Greg Ross, P.Geo*
15.2	Code of Ethics (2)
15.3	Letter from Dale Matheson Carr-Hilton LaBonte LLP dated April 21, 2020(4)

(101)	Interactive Data File

101.INS	XBRL Instance Document
101.SCH	XBRL Taxonomy Extension Schema Document
101.CAL	XBRL Taxonomy Extension Calculation Linkbase Document
101.DEF	XBRL Taxonomy Extension Definition Linkbase Document
101.LAB	XBRL Taxonomy Extension Label Linkbase Document
101.PRE	XBRL Taxonomy Extension Presentation Linkbase Document

*Filed herewith.

(1) Previously submitted with our Registration Statement on Form 20-F filed on November 17, 2006.

(2) Previously submitted with our Annual Report Form 20-F filed on July 1, 2010.

(3) Previously submitted with our Annual Report Form 20-F filed on April 30, 2018.
(4)Previously submitted with our Annual Report Form 20-F filed on April 28, 2020.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this Annual Report on its behalf.

GIGA METALS CORPORATION

"Matthew Anderson"
_________________________________________
Matthew Anderson

Chief Financial Officer
Date: April 29, 2021

Consolidated Financial Statements

Years Ended December 31, 2020 and 2019

Expressed in Canadian Dollars

Report of Independent Registered Public Accounting Firm

To the Shareholders and the Board of Directors of Giga Metals Corporation

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Giga Metals Corporation and subsidiaries (the "Company") as of December 31, 2020 and 2019, the related consolidated statements of comprehensive loss, changes in equity and cash flows for the years ended December 31, 2020 and 2019, and the related notes (collectively referred to as the "consolidated financial statements"). In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Company as at December 31, 2020 and 2019, and the results of its operations and its cash flows for the years ended December 31, 2020 and 2019 in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

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

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

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

Vancouver, Canada

April 27, 2021

Giga Metals Corporation
Consolidated Statements of Financial Position
As at December 31, 2020 and 2019
(Expressed in Canadian Dollars)

	Notes	2020 $	2019 $
ASSETS
Current assets
Cash and cash equivalents		3,762,980	1,640,642
Receivables	3	103,742	1,071,018
Prepaid expenses and deposits		87,515	64,365
		3,954,237	2,776,025
Non-current assets
Reclamation deposits		232,000	232,000
Equipment and right of use assets	5	243,249	341,163
Exploration and evaluation assets	6	5,808,840	4,390,312
		6,284,089	4,963,475
TOTAL ASSETS		10,238,326	7,739,500
LIABILITIES
Current liabilities
Trade payables and accrued liabilities	7	130,699	383,785
Lease obligation - short-term	8	88,182	76,070
		218,881	459,855

Non-current liabilities
Lease obligation - long-term	8	129,212	217,394
Loan	9	40,000	-
Asset retirement obligations		275,000	200,000
		444,212	417,394
TOTAL LIABILITIES		663,093	877,249
EQUITY
Share capital	11	60,173,313	55,091,542
Share-based payment reserve	12	7,417,335	7,763,393
Accumulated other comprehensive loss ("AOCL")		(933)	-
Deficit		(58,014,482)	(55,992,684)
TOTAL EQUITY		9,575,233	6,862,251
TOTAL LIABILITIES AND EQUITY		10,238,326	7,739,500

Nature and continuance of operations (Note 1)

Commitments (Notes 8 and 9)

Subsequent events (Note 18)

APPROVED BY:
DIRECTOR	"MARK JARVIS"	DIRECTOR	"LYLE DAVIS"

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statements of Comprehensive Loss
For the years ended December 31, 2020 and 2019
Expressed in Canadian Dollars

	Notes	2020 $	2019 $

Operating expenses
Amortization	5	97,914	79,923
Consulting fees		475,482	400,317
Corporate communications and investor relations		160,832	572,810
Legal, accounting and audit	13	203,748	170,315
Management and directors fees	13	305,313	240,412
Office and general		173,137	280,796
Travel and accommodation		28,902	85,972
Stock-based compensation	11,13	615,545	515,620
		2,060,873	2,346,165
Other items
Interest income		(25,335)	(15,995)
Finance charge on lease		30,775	25,211
Income from sublease of office	8	(44,515)	(39,937)
Realized loss on sale of marketable securities	4	-	2,682,350
Change in fair value of marketable securities	4	-	(3,334,120)
		(39,075)	(682,491)

Loss for the year		(2,021,798)	(1,663,674)

Other comprehensive loss
Exchange loss on translation of foreign accounts		(933)	-

Comprehensive loss for the year		(2,022,731)	(1,663,674)

Loss per share - basic and diluted	11	(0.03)	(0.03)
Weighted average number of shares outstanding - basic and diluted	11	60,475,382	51,169,610

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statement of Changes in Equity
For the years ended December 31, 2020 and 2019
Expressed in Canadian Dollars

		Share capital
	Notes	Number of shares #	Amount $	Share-based payment reserve $	AOCL $	Deficit $	Total $

Balance at December 31, 2018		43,149,015	53,870,374	7,255,441	-	(54,329,010)	6,796,805

Exercise of warrants		11,970,000	1,176,000	-	-	-	1,176,000
Exercise of options		375,000	45,168	(7,668)	-	-	37,500
Stock-based compensation		-	-	515,620	-	-	515,620
Comprehensive loss for the year		-	-	-	-	(1,663,674)	(1,663,674)

Balance at December 31, 2019		55,494,015	55,091,542	7,763,393	-	(55,992,684)	6,862,251

Exercise of warrants		10,790,835	2,709,668	-	-	-	2,709,668
Exercise of options		4,060,000	1,410,500	-	-	-	1,410,500
Transfer on the exercise of warrants		-	2,700	(2,700)	-	-	-
Transfer on the exercise of options		-	958,903	(958,903)	-	-	-
Stock-based compensation	11	-	-	615,545	-	-	615,545
Comprehensive loss for the year		-	-	-	(933)	(2,021,798)	(2,022,731)

Balance at December 31, 2020		70,344,850	60,173,313	7,417,335	(933)	(58,014,482)	9,575,233

See accompanying notes to the consolidated financial statements

Giga Metals Corporation
Consolidated Statements of Cash Flows
For the years ended December 31, 2020 and 2019
Expressed in Canadian Dollars

	2020 $	2019 $
Operating activities
Loss for the year	(2,021,798)	(1,663,674)
Adjustments for:
Amortization	97,914	79,923
Stock-based compensation	615,545	515,620
Realized loss on sale of marketable securities	-	2,682,350
Change in fair value of marketable securities	-	(3,334,120)
Changes in non-cash working capital items:
Receivables	34,212	128,011
Prepaid expenses and deposits	(23,150)	229,496
Trade payables and accrued liabilities	30,026	(28,433)
Net cash flows used in operating activities	(1,267,251)	(1,390,827)
Investing activities
Expenditures on exploration and evaluation assets	(1,647,551)	(1,866,032)
Proceeds from the sale of marketable securities, net of costs	-	3,335,330
British Columbia Mining tax credits received	953,042	-
Purchase of equipment	-	(3,594)
Net cash flows (used in) from investing activities	(694,509)	1,465,704
Financing activities
Proceeds on issuance of common shares	4,120,168	1,213,500
Proceeds from loan	40,000	-
Principal repayment of lease obligation	(76,070)	(53,584)
Net cash flows from financing activities	4,084,098	1,159,916
Increase in cash and cash equivalents	2,122,338	1,234,793
Cash and cash equivalents, beginning	1,640,642	405,849
Cash and cash equivalents, ending	3,762,980	1,640,642

Cash	734,230	297,977
Cash equivalents	3,028,750	1,342,665

Cash received for interest	24,788	1,763
Cash paid for interest	30,775	25,211
Cash paid for taxes	-	-

Supplemental cash flow information (Note 16)

See accompanying notes to the consolidated financial statements

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

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

These consolidated financial statements have been prepared on the assumption that the Company and its subsidiary will continue as a going concern, meaning it will continue in operation for the foreseeable future and will be able to realize assets and discharge liabilities in the ordinary course of operations. As at December 31, 2020, the Company's accumulated deficit was $58,014,482, the Company had not advanced its mineral properties to commercial production and the Company has no other source of revenue from its operations. The Company's continuation as a going concern is dependent upon the successful results from its mineral property exploration activities and its ability to attain profitable operations and generate funds there from and/or raise equity capital or borrowings sufficient to meet current and future obligations. As at December 31, 2020, the Company had working capital of $3,735,356, giving the Company the ability to meet current obligations.  Subsequent to December 31, 2020, the Company completed equity financings raising gross proceeds of $6,948,778 (Note 18).

During the period, there was a global pandemic outbreak of COVID-19.  The actual and threatened spread of the virus globally has had a material adverse effect on the global economy and; specifically, the regional economies in which the Company operates.  The pandemic could continue to have a negative impact on the stock market, including trading prices of the Company's shares and its ability to raise new capital. These factors, among others, could have a significant impact on the Company's operations.

2. Significant accounting policies and basis of preparation

These financial statements were authorized for issue on April 27, 2021 by the directors of the Company.

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Consolidation

The consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries.  The results of each subsidiary will continue to be included in the consolidated financial statements of the Company until the date that the Company's control over the subsidiary ceases.  Control exists when the Company has the power, directly or indirectly, to govern the financial and operating policies of an entity so as to obtain benefits from its activities.  Inter-company balances and transactions, including unrealized income and expenses arising from inter-company transactions, are eliminated on consolidation.

Details of the subsidiaries are as follows:

		Percentage owned
	Incorporated in	December 31, 2020	December 31, 2019
Canadian Metals Exploration Ltd.	Canada	100%	100%
Giga Metals Do Brasil Ltda	Brazil	100%	0%

Giga Metals Do Brasil Ltda was incorporated on June 30, 2020.

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Foreign currencies

The financial statements for the Company and each of its subsidiaries are prepared using their functional currencies.  Functional currency is the currency of the primary economic environment in which an entity operates.  The presentation currency of the Company is Canadian dollars.  The functional currency of Giga Metals Corporation and Canadian Metals Exploration Ltd. is the Canadian dollar and the functional currency of Giga Metals Do Brasil Ltda is Brazilian Reals.

Foreign currency transactions are translated into the functional currency using exchange rates prevailing at the dates of the transactions.  At the end of each reporting period, monetary assets and liabilities that are denominated in foreign currencies are translated at the rates prevailing at that date.  Non-monetary assets and liabilities are translated using the historical rate on the date of the transaction.  All gains and losses on translation of these foreign currency transactions are charged to the statement of (loss) income.

The statement of financial position of each subsidiary is translated into Canadian dollars using the exchange rate at the balance sheet date and the income statement is translated into Canadian dollars using the average exchange rate for the period.  All gains and losses on translation of a subsidiary from the functional currency to the presentation currency are charged to other comprehensive (loss) income.

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

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

At December 31, 2020, the Company estimated that the fair value of the restoration obligations were $275,000 (2019-$200,000).  The fair value of the liability was determined to be equal to the estimated remediation costs. Due to the early stages of the project, and that extractive activities have not yet begun, the Company is unable to predict with any precision the timing of the cash flow related to the reclamation activities.

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Amortization is calculated on a declining balance method to write off the cost of the assets to their residual values over their estimated useful lives, except for right of use assets that use the straight line method. The amortization rates applicable to each category of equipment and right of use assets are as follows:

Class	Amortization rate
Motor vehicles	30% declining balance
Computer equipment	30% declining balance
Exploration and office equipment	20% declining balance
Right of use asset - office lease	4 years straight line

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

Accounting Standards Issued But Not Yet Effective

Classification of Liabilities as Current or Non-current (Amendments to IAS 1)

The amendments to IAS 1 provide a more general approach to the classification of liabilities based on the contractual arrangements in place at the reporting date.  These amendments are effective for reporting periods beginning on or after January 1, 2023 and will have no impact on the Company.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

3. Receivables

	December 31, 2020 $	December 31, 2019 $

Goods and Service sales tax	23,131	61,021
British Columbia mining exploration tax credits	74,309	1,007,373
Interest receivable and other receivables	6,302	2,624
	103,742	1,071,018

4. Marketable securities

Marketable securities are classified as FVTPL financial instruments and, as a result, are measured at fair market value each reporting period with any change in fair value recognized through the statement of comprehensive income (loss).

	# of shares	Value $

Marketable securities at December 31, 2018	813,200	2,683,560

Sale of securities	(813,200)	(6,017,680)
Fair market value adjustment	-	3,334,120
Marketable securities at December 31, 2020 and 2019	-	-

During the year ended December 31, 2019, the Company sold 813,200 common shares for net proceeds of $3,335,330 and accordingly, the Company recorded a realized loss of $2,682,350.

5. Equipment and right of use assets

	Right of use assets - leases $	Motor Vehicles $	Computer equipment $	Exploration and office equipment $	Total $
Cost:
At December 31, 2018	-	45,652	76,207	62,484	184,343
Additions	347,048	-	2,087	1,507	350,642
At December 31, 2019	347,048	45,652	78,294	63,991	534,985
Additions	-	-	-	-	-
At December 31, 2020	347,048	45,652	78,294	63,991	534,985

Depreciation:
At December 31, 2018	-	23,818	33,265	56,816	113,899
Charge for the year	65,073	6,548	7,020	1,282	79,923
At December 31, 2019	65,073	30,366	40,285	58,098	193,822
Charge for the year	86,764	4,585	5,386	1,179	97,914
At December 31, 2020	151,837	34,951	45,671	59,277	291,736

Net book value:
At December 31, 2019	281,975	15,286	38,009	5,893	341,163
At December 31, 2020	195,211	10,701	32,623	4,714	243,249

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

6. Exploration and evaluation assets

The Company's deferred exploration costs are as follows:

	Balance, December 31,	Change in year	Balance, December 31,	Change in year	Balance, December 31,
	2018 $	2019 $	2019 $	2020 $	2020 $
Turnagain Nickel Cobalt Project
Mineral property interests	179,500	-	179,500	-	179,500
Assays and testing	2,299,514	40,236	2,339,750	20,122	2,359,872
Claims renewal / staking	471,644	7,555	479,199	-	479,199
Drilling	14,343,279	18,478	14,361,757	-	14,361,757
Environmental studies	1,671,686	143,935	1,815,621	87,097	1,902,718
Exploration data management	955,078	10,142	965,220	12,296	977,516
First Nations	221,024	29,444	250,468	25,476	275,944
Geochemistry	111,066	-	111,066	-	111,066
Geological and engineering services	9,606,491	903,283	10,509,774	749,601	11,259,375
Geophysical services	801,643	-	801,643	52,436	854,079
Metallurgy	4,124,650	437,133	4,561,783	347,011	4,908,794
Petrographic work	43,957	-	43,957	-	43,957
Project management	106,015	-	106,015	-	106,015
Survey, mapping and camp	2,574,205	196,228	2,770,433	122,350	2,892,783
Transportation	2,877,751	107,190	2,984,941	15,504	3,000,445
Advances	-	71,645	71,645	(71,645)	-
Cost recovery	(56,480)	-	(56,480)	-	(56,480)
Asset retirement obligations	-	200,000	200,000	75,000	275,000
Property impairments	(33,058,924)	-	(33,058,924)	-	(33,058,924)
BC refundable mining exploration tax credits	(3,100,268)	(108,226)	(3,208,494)	(19,978)	(3,228,472)
Federal non-refundable mining tax credits, net of valuation allowance	(61,185)	-	(61,185)	-	(61,185)
Book value at date of sale of net smelter royalty	(1,777,377)	-	(1,777,377)	-	(1,777,377)
	2,333,269	2,057,043	4,390,312	1,415,270	5,805,582

Brazil Project
Claims renewal / staking	-	-	-	3,258	3,258

	2,333,269	2,057,043	4,390,312	1,418,528	5,808,840

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Turnagain Cobalt Nickel Project

The Company has a 100% interest in certain mineral claims, located along the Turnagain River in British Columbia, Canada. One claim is subject to a 4% net smelter return royalty ("NSR"). The Company has the option to purchase all or part of the NSR within four years of commercial production for a price of $1,000,000 per 1% NSR.

In July 2018, the Company sold a 2% NSR on all future metal production from the Turnagain Nickel-Cobalt Project.  The Company has the right to repurchase 0.5% of the 2% NSR ("Repurchase Option") for US$20 million, which if exercised would result in a 1.5% remaining NSR.  The one-time Repurchase Option is only exercisable prior to the fifth anniversary of the NSR Agreement.  The purchaser of the NSR has a right of first refusal on any future sale by Giga Metals of a royalty or product stream or similar instrument.

Brazil Project

In December 2020, the Company staked 24 exploration permits in southern Piauí State, Northeast Region, Brazil.

7. Trade payables and accrued liabilities

	December 31, 2020 $	December 31, 2019 $
Trade payables	81,291	235,421
Accrued liabilities	49,408	148,364
	130,699	383,785

8. Lease obligations

The Company entered into an office lease in April 1, 2019 and the Company recognized a lease obligation with respect to the lease.  The terms and the outstanding balances as at December 31, 2020 and 2019 are as follows:

	2020 $	2019 $
Right-of-use asset from office lease repayable in monthly instalments of $9,364 and an interest rate of 12.5% per annum and an end date of March 31, 2023	217,394	293,464
Less: current portion	(88,182)	(76,070)
Non-current portion	129,212	217,394

The following is a schedule of the Company's future minimum lease payments related to the office lease obligation:

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

December 31, 2020 $

2021	109,227
2022	111,609
2023	28,051
2024	-
Total minimum lease payments	248,887
Less: imputed interest	(31,493)
Total present value of minimum lease payments	217,394
Less: current portion	(88,182)
Non-current portion	129,212

The Company subleases part of their office space to other companies.  One sublease with a related party (Note 13) is month to month lease at a rate of $2,346 per month and one sublease is for a period of four years at $1,374 per month.  The total lease income from the subleasing of the office for the year ended December 31, 2020 was $44,515 (2019 - $39,937).

9. Loan

During the year ended December 31, 2020, the Company obtained an unsecured $40,000 loan as part of the government's economic response plan to the COVID-19 pandemic. The loan is interest free and is eligible for 25% forgiveness if $30,000 is fully repaid by December 31, 2022.  If not repaid in full by the maturity date, the loan will be converted into a loan at a fixed interest rate of 5% per annum with a maturity date of December 31, 2025.

10. Income taxes and mining tax credits

The actual income tax provision differs from the expected amounts calculated by applying the Canadian combined statutory federal and provincial corporate income tax rates to the Company's loss before income taxes.  The components of the Company's income tax recovery are as follows:

	Year ended December 31, 2020 $	Year ended December 31, 2019 $
Loss before income taxes	(2,021,798)	(1,663,674)
Statutory tax rate	27%	27%
Expected income tax recovery at the statutory tax rate	(545,885)	(449,192)
Items not deductible for tax and other	166,712	52,943
True-up	15,912	(287,716)
Change in unrecognized tax benefits	363,261	683,965
Income tax recovery	-	-

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

The Company has the following deferred tax assets and liabilities:

	December 31, 2020 $	December 31, 2019 $
Federal investment tax credits	654,183	654,183
Exploration and evaluation assets	2,964,165	3,309,945
Reclamation obligation	74,250	54,000
Non-capital loss carryforwards	4,497,449	3,804,719
Other	607,614	611,555
Unrecognized deferred tax assets	(8,797,661)	(8,434,402)
	-	-

The tax pools relating to these deferred tax assets expire as follows:

	Canadian resource pools $	Non-capital losses $	Other $	Canadian federal investment tax credit losses $
2025	-	-	-	24,847
2026	-	1,175	-	-
2027	-	1,467,887	-	91,030
2028	-	2,559,941	-	57,677
2029	-	2,621,029	-	234,667
2030	-	2,388,895	-	245,962
2031	-	1,392,745	-	-
2032	-	818,329	-	-
2033	-	202,411	-	-
2034	-	266,149	-	-
2035	-	173,814	-	-
2036	-	152,243	-	-
2037	-	307,139	-	-
2038	-	-	-	-
2039	-	2,874,272	-	-
2040	-	1,403,172	-	-
No expiry	16,787,229	-	4,088,060	-
	16,787,229	16,629,201	4,088,060	654,183

The Company also has $28,019 of tax losses in Brazil, where they can be carried forward to future tax years with no time limit.

11. Share capital

Authorized share capital

Unlimited number of common shares without par value.

Issued share capital

At December 31, 2020, there were 70,344,850 issued and fully paid common shares (2019 - 55,494,015).

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Financings

During the year ended December 31, 2020 and 2019, the Company did not complete any equity financings.  During the years, certain stock options and warrants were exercised as noted below.

Basic and diluted loss per share

The calculation of basic and diluted loss per share for the year ended December 31, 2020 was based on the loss attributable to common shareholders of $2,021,798 (2019 - $1,663,674) and the weighted average number of common shares outstanding of 60,475,382 (2019 - 51,169,610).

Diluted loss per share did not include the effect of 7,000,000 stock options and 240,000 warrants as the effect would be anti-dilutive.

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

On exercise, each option allows the holder to purchase one common share of the Company. The changes in options during the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Options outstanding, beginning	5,535,000	$0.34	3,960,000	$0.36
Options granted	5,625,000	0.52	2,175,000	0.30
Options exercised	(4,060,000)	0.35	(375,000)	0.10
Options expired/forfeited	(100,000)	0.30	(225,000)	0.64
Options outstanding, ending	7,000,000	$0.48	5,535,000	$0.34
Options exercisable, ending	2,731,250	$0.42	5,253,750	$0.34

The weighted average share price on the date of option exercise during the year ended December 31, 2020 was $1.45 (2019 - $0.32).

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Details of options outstanding as at December 31, 2020 are as follows:

Exercise price	Weighted average contractual life	Number of options outstanding
$0.10	0.50 years	500,000
$0.30	3.57 years	50,000
$0.35	2.96 years	300,000
$0.40	1.76 years	150,000
$0.52	5.00 years	5,625,000
$0.55	2.10 years	300,000
$0.60	1.82 years	75,000
$0.48	4.35 years	7,000,000

Stock-based compensation

During the year ended December 31, 2020, the Company granted 5,625,000 stock options (2019 - 2,175,000 stock options), the weighted average grant date fair value of the options was $0.44 per option (2019 - $0.22). The stock options vest as to 25% on the grant date and 25% every year thereafter.  The fair value was determined using the Black-Scholes option pricing model using the following weighted average assumptions:

	2020	2019
Share price	$0.51	$0.25
Exercise price	$0.52	$0.30
Expected life of options	5.0 years	4.9 years
Annualized volatility	130%	149%
Risk-free interest rate	0.80%	2.10%
Dividend rate	0%	0%

The expected volatility was calculated using the historical stock prices of the Company.

During the year ended December 31, 2020, the Company recorded $615,545 (2019 - $515,620) of stock-based compensation to the statement of comprehensive loss based on the vesting of stock options granted.

Warrants

On exercise, each warrant allows the holder to purchase one common share of the Company. The changes in warrants outstanding during the years ended December 31, 2020 and 2019 are as follows:

	Year ended December 31, 2020		Year ended December 31, 2019
	Number of warrants	Average exercise price	Number of warrants	Average exercise price
Warrants outstanding, beginning	11,870,001	$0.29	23,876,801	$0.20
Warrants issued	-		-
Warrants exercised	(10,790,835)	0.25	(11,970,000)	0.10
Warrants expired	(839,166)	0.70	(36,800)	0.70
Warrants outstanding, ending	240,000	$0.70	11,870,001	$0.29

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Details of warrants outstanding as at December 31, 2020 are as follows:

Exercise price	Weighted average contractual life	Number of warrants outstanding
$0.70	0.01 years	(1)240,000
$0.70	0.01 years	240,000

(1) Subsequent to December 31, 2020, these warrants expired unexercised.

12. Share-based payment reserve

The share-based payment reserve records items recognized as stock-based compensation expense and the fair value of agent's warrants until such time that the stock options or warrants are exercised, at which time the corresponding amount will be transferred to share capital.

13. Related party transactions

	2020 $	2019 $
Accounting fees	32,702	31,132
Directors' fees	66,000	71,427
Management fees	228,000	160,500
Stock-based compensation	473,963	355,333
	800,665	618,392

There was $1,943 owing to related parties at December 31, 2020 (2019 - $2,284) included in accounts payable.  The balances owing are unsecured, non-interest bearing, and have no specific terms of repayment.

Key management includes the Chief Executive Officer, the Chief Financial Officer and the directors of the Company.  Compensation paid or payable to key management for services during the year ended December 31, 2020 amounted to $272,702 (2019 - $205,059) for short-term benefits and $473,963 (2019 - $355,333) for stock-based compensation.

The Company has a month to month office sublease with a company with common directors (Note 8).  During the year ended December 31, 2020, the Company recorded office sublease income of $28,147 (2019 - $28,147) relating to the sublease.

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

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they fall due. The Company has a planning and budgeting process in place to help determine the funds required to support the Company's normal operating requirements on an ongoing basis. The Company ensures that there are sufficient funds to meet its short-term business requirements, taking into account its anticipated cash flows from operations and its holdings of cash and cash equivalents as well as the timing of British Columbia mining tax credits.

Historically, the Company's sole source of funding has been the issuance of equity securities for cash, primarily through private placements. The Company's access to financing is always uncertain. There can be no assurance of continued access to significant equity funding.

The following is an analysis of the contractual maturities of the Company's liabilities as at December 31, 2020:

	Within one year	Between one and five years	More than five years
Trade payables and accrued liabilities	$130,699	$-	$-
Lease obligation	88,182	129,212	-
Loan	-	40,000	-
Asset retirement obligations	-	-	275,000
	$218,881	$169,212	$275,000

Foreign exchange risk

Foreign currency risk is the risk that the fair values of future cash flows of a financial instrument will fluctuate because they are denominated in currencies that differ from the respective functional currency. The Company has exposure to foreign exchange risk with respect to its cash balances.  As at December 31, 2020, the Company had cash held in US dollars of US$84,918 and Brazilian Reals of R$37,915.

Interest rate risk

Interest rate risk is the risk that the fair value of future cash flows of a financial instrument will fluctuate because of changes in market interest rates. The Company does not have any significant interest rate risk.

Other Price Risk

Other price risk is the risk that the fair value of a financial instrument changes due to market risks other than foreign exchange risk or interest rate risk.  The Company has no exposure to this risk.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

Classification of financial instruments

Financial assets included in the statement of financial position are as follows:

	December 31, 2020 $	December 31, 2019 $
Amortized cost:
Interest receivable and other receivables	6,302	2,624
Reclamation deposits	232,000	232,000
Fair value through profit or loss:
Cash and cash equivalents	3,762,980	1,640,642
	4,001,282	1,875,266

Financial liabilities included in the statement of financial position are as follows:

	December 31, 2020 $	December 31, 2019 $
Amortized cost:
Trade payables and accrued liabilities	130,699	383,785
Lease obligation	217,394	293,464
Loan	40,000	-
	388,093	677,249

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

The following is an analysis of the Company's financial assets measured at fair value as at December 31, 2020 and 2019:

	As at December 31, 2020
	Level 1	Level 2	Level 3
Cash and cash equivalents	$3,762,980	$-	$-

Total	$3,762,980	$-	$-

	As at December 31, 2019
	Level 1	Level 2	Level 3
Cash and cash equivalents	$1,640,642	$-	$-

Total	$1,640,642	$-	$-

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

15. Capital management

The Company's policy is to maintain a strong capital base so as to maintain investor and creditor confidence, safeguard the Company's ability to support the exploration and development of its exploration and evaluation assets and to sustain future development of the business. The capital structure of the Company consists of equity and debt obligations, net of cash.

There were no changes in the Company's approach to capital management during the year ended December 31, 2020 and no restrictions.

16. Supplemental cash flow information

Investing and financing activities that do not have a direct impact on current cash flows are excluded from the statements of cash flows.  During the year ended December 31, 2020, the following transactions were excluded from the statement of cash flows:

a) Exploration and evaluation asset expenditures of $31,552 included in accounts payable and accrued liabilities at December 31, 2020, less expenditures included in accounts payable at December 31, 2019 of $315,597 (net inclusion of $284,045);

b) Exploration and evaluation asset recovery of $nil included in receivables at December 31, 2020, less amount included in receivables at December 31, 2019 of $1,007,373 (net inclusion of $1,007,373);

c) The transfer from share-based payment reserve to share capital of $961,603, representing the book value of stock options and warrants exercised; and,

d) Asset retirement obligations of $75,000 included in exploration and evaluation assets.

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

c) Asset retirement obligations of $200,000 included in exploration and evaluation assets.

17. Segmented information

Operating segments

The Company operates in a single reportable operating segment - the acquisition, exploration and development of mineral properties.

Geographic segments

The Company's assets are primarily located in Canada.  At December 31, 2020, the Company's assets are located in Canada except for $15,540 of assets are located in Brazil.

Giga Metals Corporation Notes to the Consolidated Financial Statements Expressed in Canadian Dollars For the years ended December 31, 2020 and 2019

18. Subsequent events

Equity financings

On April 23, 2021, the Company completed a marketed public offering of 13,667,755 units (the “Units”) of the Company, including 1,067,755 Units issued pursuant to the over-allotment option which was exercised in part, for gross proceeds of $6,466,708.

The Units consist of 8,397,455 non-flow through units priced at $0.45 comprised of one common share and one warrant, and 5,270,300 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 23, 2024.

In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds and a number of compensation warrants equal to 6.5% of the Units sold under the offering.  Each compensation warrant shall entitle the holder thereof to purchase one unit (on a non-flow through basis) having the same terms as a Unit at the exercise price of $0.45 until April 23, 2024.

On April 27, 2021, the Company completed a private placement of 1,015,823 units of the Company.  The units consist of 600,000 non-flow through units priced at $0.45 comprised of one common share and one common share purchase warrant, and 415,823 flow through units priced at $0.51 comprised of one flow through common share and one warrant.  Each warrant entitles the holder thereof to purchase one non-flow through common share at a price of $0.60 until April 27, 2024.  In connection with the offering, the Company paid a cash commission equal to 6.5% of the gross proceeds.

